As confidentially submitted with the U.S. Securities and Exchange Commission on February 13, 2025 . This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

(Amendment No. 1)

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BSKE Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	7371	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

c/o FFP (Corporate Services) Limited

2nd Floor Harbour Centre

159 Mary Street

George Town

Grand Cayman KY1-9006

Cayman Islands

+60 12-686 8578

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kenneth A. Schlesinger, Esq. Claudia B. Dubon, Esq. Olshan Frome Wolosky LLP 1325 Avenue of the Americas, 15th Floor New York, New York 10019 (212) 451-2300	Mitchell Nussbaum, Esq. Tahra Wright, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Merger Agreement to consummate the proposed merger are satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

PRELIMINARY

SUBJECT TO COMPLETION, DATED FEBRUARY [●], 2025

The information in this proxy statement/prospectus is not complete and may be changed. The registrant may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. The proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PROXY STATEMENT FOR SPECIAL MEETING OF

STOCKHOLDERS OF TITAN PHARMACEUTICALS, INC.

AND

PROSPECTUS FOR UP TO [●] ORDINARY SHARES

OF BSKE LIMITED

The board of directors of Titan Pharmaceuticals Inc., a Delaware corporation (“TTNP” or “Parent”), has approved a Merger and Contribution and Share Exchange Agreement, dated August 19, 2024 (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), with BSKE Limited , a Cayman Islands exempted company limited by shares (“PubCo” or “BSKE”), TTNP Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of PubCo (“Merger Sub” and, together with PubCo, each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities”), and TalenTec Sdn. Bhd., a Malaysia private limited company , f/k/a KE Sdn . Bhd. (“TalenTec ” or “Company”).

Pursuant to the Merger Agreement, PubCo will acquire ownership of Parent and Company in related transactions, as follows:

●	Pursuant to the Merger Agreement, and in accordance with the Delaware General Corporation Law, Merger Sub will merge with and into Parent (the “TTNP Merger”); the separate existence of Merger Sub will cease; and Parent will be the surviving corporation of the TTNP Merger and a direct wholly owned subsidiary of PubCo (Parent is hereinafter referred to for the periods from and after the TTNP Merger Effective Time (as defined herein) as the “Surviving Corporation”).

●	Pursuant to the Merger Agreement, within five business days after this proxy statement/prospectus becomes effective, PubCo, TTNP, and the Company will, and each of the TalenTec Shareholders (as defined herein) may elect to, enter into a share exchange agreement (“Share Exchange Agreement”), pursuant to which, immediately following effectiveness of the TTNP Merger, each TalenTec Shareholder entering into the Share Exchange Agreement will contribute and exchange all of his Company shares in exchange for PubCo ordinary shares, $0.001 par value (“PubCo Ordinary Shares”) (the “Contribution and Exchange” and, together with the TTNP Merger, the “Business Combination”). If all TalenTec Shareholders enter into and consummate the Share Exchange Agreement, the Company will thereupon be a direct wholly owned subsidiary of PubCo. TTNP may terminate the Merger Agreement if fewer than all TalenTec Shareholders enter into the Share Exchange Agreement within the specified period.

Pursuant to the Merger Agreement, at the effective time of the TTNP Merger (the “TTNP Merger Effective Time”):

●	By virtue of the TTNP Merger, and without any action on the part of any party to the Merger Agreement or the holders of securities of Merger Sub, each share of Merger Sub that is issued and outstanding immediately prior to the TTNP Merger Effective Time shall automatically be converted into an equal number of shares of the Surviving Corporation.

●	At the TTNP Merger Effective Time, by virtue of the TTNP Merger and conditioned on the consummation of the Business Combination, and without any action on the part of the holders of TTNP Common Stock (as defined herein), each share of TTNP Common Stock that is issued and outstanding immediately prior to the TTNP Merger Effective Time shall automatically be cancelled and cease to exist, in exchange for the right to receive one PubCo Ordinary Share.

●	At the TTNP Merger Effective Time, by virtue of the TTNP Merger and conditioned on the consummation of the Business Combination, and without any action on the part of the holders of TTNP Series AA Preferred Stock (as defined herein), each share of TTNP Series AA Preferred Stock that is issued and outstanding immediately prior to the TTNP Merger Effective Time, shall automatically be cancelled and cease to exist in exchange for the right to receive 1.07296 PubCo Ordinary Shares.

●	At the TTNP Merger Effective Time, without any action on the part of any holder of TTNP warrants or options (as defined in the Merger Agreement), each TTNP warrant or option that is issued and outstanding immediately prior to the TTNP Merger Effective Time shall become a warrant or option, as applicable, to purchase that number of PubCo Ordinary Shares equal to the number of shares of TTNP Common Stock that would have been issuable upon the exercise of that warrant or option, as applicable, at an exercise price per share equal to the per share exercise price of such warrant or option, and otherwise upon the same terms and conditions, as set forth in the applicable underlying agreement. Other than as described in the immediately preceding sentence, each such warrant or option so assumed shall continue to have, and shall be subject to, the same terms and conditions as applied to the underlying warrant or option immediately prior to the TTNP Merger Effective Time. Notwithstanding the foregoing, a holder of those certain TTNP warrants initially exercisable October 30, 2020, expiring December 1, 2025; or those certain TTNP warrants initially exercisable July 9, 2020, expiring July 9, 2025; or those certain TTNP warrants initially exercisable January 20, 2021, expiring July 20, 2026; or those certain TTNP warrants initially exercisable February 4, 2022, expiring August 4, 2027, may, within 30 days after the consummation of the TTNP Merger, require the Surviving Corporation to purchase the unexercised portion of those warrants from the holder at the Black Scholes Value (as defined in the warrant) of that portion.

●	If there are any shares of TTNP Capital Stock that are owned by TTNP as treasury shares or any shares of TTNP Capital Stock owned by any direct or indirect subsidiary of TTNP immediately prior to the TTNP Merger Effective Time, such shares of TTNP Capital Stock shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor.

Immediately following the TTNP Merger Effective Time, the Contribution and Exchange shall occur as follows (the “Exchange Effective Time”): Pursuant to the terms of the Share Exchange Agreement, each TalenTec Shareholder electing to become a party thereto shall contribute to PubCo all of such TalenTec Shareholder’s Company Shares, and, in exchange for the contribution of such Company Shares, PubCo shall issue to such TalenTec Shareholder, for each Company Share contributed, 8.524 newly issued PubCo Ordinary Shares. TTNP may terminate the Merger Agreement if fewer than all TalenTec Shareholders elect to enter into the Share Exchange Agreement.

It is anticipated that, upon completion of the Business Combination, 6,877,467 PubCo Ordinary Shares will be issued in connection with the Business Combination. The foregoing amounts will change if the actual facts differ from the assumptions set forth above.

TTNP Common Stock is publicly traded on the Nasdaq Capital Market under the symbol “TTNP.” PubCo has applied for listing, to be effective at the time of the Business Combination, of PubCo Ordinary Shares. Upon consummation of the Business Combination, the PubCo Ordinary Shares will be listed on the Nasdaq Capital Market under the symbol “SIRE.”

It is a condition of the consummation of the Business Combination that PubCo receive confirmation from Nasdaq that PubCo Ordinary Shares have been conditionally approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that PubCo will obtain such confirmation from Nasdaq. If such listing condition is not met, or, if such confirmation is not obtained, the Business Combination will not be consummated unless the Nasdaq condition set forth in the Merger Agreement is waived by the applicable parties.

TTNP’s stockholders are being asked to consider a vote upon the Business Combination and certain related Proposals, as described in this proxy statement/prospectus. Proposals to approve the Merger Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the special meeting of stockholders of TTNP scheduled to be held on [●], 2025.

The board of directors of TTNP has approved and adopted the Merger Agreement and recommends that the TTNP Stockholders vote FOR all of the Proposals presented to the stockholders at the Special Meeting. When you consider the board of directors’ recommendation of these Proposals, you should keep in mind that certain of TTNP’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “Summary of the Proxy Statement/Prospectus—Interests of TTNP’s Directors and Officers in the Business Combination.”

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Special Meeting. You are encouraged to carefully read this entire document, including the annexes. You should, in particular, carefully consider the risk factors described in “Risk Factors” beginning on page 41 of this proxy statement/prospectus.

This proxy statement/prospectus is dated [●], 2025 and is expected to be first mailed or otherwise delivered to TTNP Stockholders on or about [●], 2025 .

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

No offer or invitation, whether directly or indirectly, is being or may be made to the public in the Cayman Islands to subscribe for any PubCo securities.

BSKE is an “emerging growth company” and a “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements. Investing in BSKE securities involves a high degree of risk. See “Risk Factors” beginning on page 41 for a discussion of information that should be considered in connection with an investment in BSKE securities.

ADDITIONAL INFORMATION

No person is authorized to give any information or to make any representation with respect to the matters that this proxy statement/prospectus describes other than those contained in this proxy statement/ prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by TTNP, the Company, or any other party to the Merger Agreement. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this proxy statement/prospectus nor any distribution of securities made under this proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of TTNP, the Company or any other party to the Merger Agreement since the date of this proxy statement/prospectus or that any information contained herein is correct as of any time subsequent to such date.

LETTER TO STOCKHOLDERS OF TITAN PHARMACEUTICALS, INC.

Titan Pharmaceuticals, Inc.

10 East 53rd St., Suite 3001

New York NY 10022-5064

Telephone No.: +60 12-686 8578

To the stockholders of Titan Pharmaceuticals, Inc.:

You are cordially invited to attend the special meeting of stockholders (the “Special Meeting”) of Titan Pharmaceuticals, Inc., a Delaware corporation (“TTNP” or “Parent”), on [●], 2025 at [●] Eastern Time, via live audio webcast over the internet at [●], or at such other time, on such other date and at such other place to which the Special Meeting may be adjourned, for the purpose of voting on TTNP’s proposed business combination with BSKE Limited , a Cayman Islands exempted company limited by shares (“PubCo” or “BSKE”) and TalenTec Sdn. Bhd., a Malaysia private limited company , f/k/a KE Sdn . Bhd. (“TalenTec ” or “Company”, ), and the other matters described in the accompanying proxy statement/prospectus. You will be able to attend, vote your shares and submit questions during the Special Meeting via a live webcast available at the website address above.

At the Special Meeting, you will be asked to consider and vote upon the following Proposals:

(1)	The Business Combination Proposal — to consider and vote upon a proposal,

(a)	to approve and adopt the Merger and Contribution and Share Exchange Agreement, dated August 19, 2024, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, by and among TTNP, PubCo, TTNP Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of PubCo (“Merger Sub” and, together with PubCo, each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities”) and TalenTec; and

(b)	to adopt and approve the transactions contemplated thereby, including, among other things, in related transactions:

●	Pursuant to the Merger Agreement, and in accordance with the Delaware General Corporation Law, Merger Sub will merge with and into TTNP (the “TTNP Merger”); the separate existence of Merger Sub will cease; and Parent will be the surviving corporation of the TTNP Merger and a direct wholly owned subsidiary of PubCo (Parent is hereinafter referred to for the periods from and after the TTNP Merger Effective Time (as defined herein) as the “Surviving Corporation”).

●	Pursuant to the Merger Agreement, within five business days after the registration statement of which this proxy statement/prospectus forms a part becomes effective, PubCo, TTNP, and the Company will, and each of the shareholders of the Company (the “ TalenTec Shareholders”) may elect to, enter into a share exchange agreement (“Share Exchange Agreement”), pursuant to which, immediately following effectiveness of the TTNP Merger, each TalenTec Shareholder entering into the Share Exchange Agreement will contribute and exchange all of his Company Shares, in exchange for PubCo ordinary shares, $0.001 par value (“PubCo Ordinary Shares”) (the “Contribution and Exchange” and, together with the TTNP Merger the “Business Combination”). If all TalenTec Shareholders enter into and consummate the Share Exchange Agreement, the Company will thereupon be a direct wholly owned subsidiary of PubCo. TTNP may terminate the Merger Agreement if fewer than all TalenTec Shareholders enter into the Share Exchange Agreement within the specified period. Any transactions and Ancillary Agreements (as defined herein) contemplated by the Merger Agreement, are referred to as the “Transactions,” and together with the TTNP Merger collectively referred to as the “Business Combination.”

(2)	The Nasdaq Proposal — to consider and vote upon a proposal to approve, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of PubCo Ordinary Shares in connection with the Business Combination (the “Nasdaq Proposal”); and

(3)	The Adjournment Proposal — to approve a proposal to adjourn the Special Meeting to a later date or dates, if necessary.

The Business Combination Proposal and the Nasdaq Proposal are cross-conditioned on the approval of each other. The PubCo Charter (as defined herein) will take effect upon the Closing (as defined herein). The Adjournment Proposal is not conditioned upon the approval of any other Proposal set forth in the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of TTNP (the “TTNP Board”), at the recommendation of the Special Committee of the TTNP Board, has (a) approved and adopted the Merger Agreement and approved the Transactions, (b) approved the Proposals described in this proxy statement/prospectus, and (c) determined that it is advisable to consummate the Business Combination.

PubCo is offering up to (i) [6,877,467] PubCo Ordinary Shares in the Business Combination. PubCo intends to apply to list the PubCo Ordinary Shares on The Nasdaq Stock Market LLC with the ticker symbol “SIRE.”

Pursuant to the Merger Agreement, at the effective time of the TTNP Merger (the “TTNP Merger Effective Time”):

●	By virtue of the TTNP Merger, and without any action on the part of any party to the Merger Agreement or the holders of securities of Merger Sub, each share of Merger Sub that is issued and outstanding immediately prior to the TTNP Merger Effective Time shall automatically be converted into an equal number of shares of the Surviving Corporation.

●	At the TTNP Merger Effective Time, by virtue of the TTNP Merger and conditioned on the consummation of the Business Combination, and without any action on the part of the holders of TTNP Common Stock, each share of common stock of TTNP, par value $0.001 per share (“TTNP Common Stock”) that is issued and outstanding immediately prior to the TTNP Merger Effective Time shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the Transmittal Documents, as defined in the Merger Agreement, one PubCo Ordinary Share.

●	At the TTNP Merger Effective Time, by virtue of the TTNP Merger and conditioned on the consummation of the Business Combination, and without any action on the part of the holders of TTNP Series AA Preferred Stock (as defined herein), each share of TTNP Series AA Preferred Stock that is issued and outstanding immediately prior to the TTNP Merger Effective Time, shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the Transmittal Documents, 1.07296 PubCo Ordinary Shares.

●	At the TTNP Merger Effective Time, without any action on the part of any holder of TTNP warrants or options, each TTNP warrant or option that is issued and outstanding immediately prior to the TTNP Merger Effective Time shall become a warrant or option, as applicable, to purchase that number of PubCo Ordinary Shares equal to the number of shares of TTNP Common Stock that would have been issuable upon the exercise of that warrant or option, as applicable, at an exercise price per share equal to the per share exercise price of such warrant or option, and otherwise upon the same terms and conditions, as set forth in the applicable underlying agreement. Other than as described in the immediately preceding sentence, each such warrant or option so assumed shall continue to have, and shall be subject to, the same terms and conditions as applied to the underlying warrant or option immediately prior to the TTNP Merger Effective Time. Notwithstanding the foregoing, a holder of those certain TTNP warrants initially exercisable July 9, 2020, expiring July 9, 2025; or those certain TTNP warrants initially exercisable October 30, 2020, expiring December 1, 2025; or those certain TTNP warrants initially exercisable January 20, 2021, expiring July 20, 2026; or those certain TTNP warrants initially exercisable February 4, 2022, expiring August 4, 2027, may, within 30 days after the consummation of the TTNP Merger, require the Surviving Corporation to purchase the unexercised portion of those warrants from the holder at the Black Scholes Value (as defined in the warrant) of that portion.

●	If there are any shares of TTNP Capital Stock that are owned by TTNP as treasury shares or any shares of TTNP Capital Stock owned by any direct or indirect subsidiary of TTNP immediately prior to the TTNP Merger Effective Time, such shares of TTNP Capital Stock shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor.

Immediately following the TTNP Merger Effective Time, the Contribution and Exchange shall occur as follows (the “Exchange Effective Time”): Pursuant to the terms of the Share Exchange Agreement, each TalenTec Shareholder electing to become a party thereto shall contribute to PubCo all of such TalenTec Shareholder’s Company Shares, and in exchange for the contribution of such Company Shares, PubCo shall issue to such TalenTec Shareholder, for each Company Share contributed, 8.524 newly issued PubCo Ordinary Shares. TTNP or the Company may terminate the Merger Agreement if fewer than all TalenTec Shareholders elect to enter into the Share Exchange Agreement.

It is anticipated that, upon completion of the Business Combination, [6,877,467] PubCo Ordinary Shares will be issued in connection with the Business Combination. The foregoing amounts will change if the actual facts differ from the assumptions set forth above.

It is anticipated that upon Closing, (i) existing TTNP Stockholders (other than TTNP’s officers and directors (the “Related Parties”)) will own approximately 28.1 % of the issued and outstanding PubCo Ordinary Shares; (ii) TalenTec Shareholders will own, beneficially, approximately 71.9 % of the outstanding PubCo Ordinary Shares; and(iii) TTNP’s officers and directors will own less than 1% of PubCo’s Ordinary Shares. These ownership percentages could be subject to proportional dilution for any required financing in connection with the Closing.

TTNP has fixed the close of business on [●], 2025 as the record date (the “Record Date”) for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting or any postponement or adjournment thereof. Stockholders should carefully read the accompanying Notice of Special Meeting and proxy statement/prospectus for a more complete statement of the Proposals to be considered at the Special Meeting.

The TTNP Board has approved and adopted the Merger Agreement and the Transactions and recommends that the TTNP Stockholders vote “FOR” each of the Proposals presented to TTNP Stockholders at the Special Meeting. When you consider the TTNP Board’s recommendation of these Proposals, you should keep in mind that the directors and officers of TTNP have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “The Business Combination Proposal — Interests of TTNP’s Directors and Officers in the Business Combination” in this proxy statement/prospectus.

By Order of the TTNP Board,

Sincerely,

Chay Weei Jye
Chief Executive Officer
[●], 2024

This proxy statement/prospectus is dated [●], 2025 and is first being mailed to TTNP Stockholders on or about [●], 2025 .

THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS PROVIDES THE TTNP STOCKHOLDERS WITH DETAILED INFORMATION ABOUT THE BUSINESS COMBINATION AND OTHER MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING. YOU ARE ENCOURAGED TO READ THIS ENTIRE DOCUMENT, INCLUDING THE ANNEXES AND OTHER DOCUMENTS REFERRED TO THEREIN, CAREFULLY AND IN THEIR ENTIRETY. YOU SHOULD ALSO CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED IN “RISK FACTORS” BEGINNING ON PAGE [41] OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Titan Pharmaceuticals, Inc.

10 East 53rd St., Suite 3001

New York NY 10022-5064

Telephone No.: +60 12-686 8578

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF TITAN

PHARMACEUTICALS, INC. TO BE HELD ON [●], 2025

TO THE STOCKHOLDERS OF TITAN PHARMACEUTICALS, INC.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “Special Meeting”) of Titan Pharmaceuticals, Inc., a Delaware corporation (“TTNP” or “Parent”), will be held on [●], 2025 at [●], Eastern Time, via live audio webcast over the internet at [●], or at such other time, on such other date and at such other place to which the meeting may be adjourned. You will be able to attend, vote your shares and submit questions during the Special Meeting via a live webcast available at the website address above.

The board of directors of TTNP (the “TTNP Board”) has approved a Merger and Contribution and Share Exchange Agreement, dated August 19, 2024 (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), with BSKE Limited , a Cayman Islands exempted company limited by shares (“PubCo” or “BSKE”), TTNP Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of PubCo (“Merger Sub” and, together with PubCo, each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities”), and TalenTec Sdn. Bhd., a Malaysia private limited company , f/k/a KE Sdn . Bd. (“TalenTec ” or “Company”).

At the Special Meeting, TTNP Stockholders will be asked to consider and vote upon the following Proposals:

(1)	The Business Combination Proposal — to consider and vote upon a proposal:

(a)	to approve and adopt the Merger; and

(b)	to adopt and approve the transactions contemplated thereby, including, among other things, in related transactions:

●	Pursuant to the Merger Agreement, and in accordance with the Delaware General Corporation Law, Merger Sub will merge with and into TTNP (the “TTNP Merger”); the separate existence of Merger Sub will cease; and Parent will be the surviving corporation of the TTNP Merger and a direct wholly owned subsidiary of PubCo (Parent is hereinafter referred to for the periods from and after the TTNP Merger Effective Time (as defined herein) as the “Surviving Corporation”).

●	Pursuant to the Merger Agreement, within five business days after the registration statement of which this proxy statement/prospectus forms a part becomes effective, PubCo, TTNP, and the Company will, and each of the TalenTec Shareholders may elect to, enter into a share exchange agreement (“Share Exchange Agreement”), pursuant to which, immediately following effectiveness of the TTNP Merger, each TalenTec Shareholder entering into the Share Exchange Agreement will contribute and exchange all of his Company shares in exchange for PubCo ordinary shares, $0.001 par value (“PubCo Ordinary Shares”) (the “Contribution and Exchange” and, together with the TTNP Merger, the “Business Combination”). If all TalenTec Shareholders enter into and consummate the Share Exchange Agreement, the Company will thereupon be a direct wholly owned subsidiary of PubCo. TTNP may terminate the Merger Agreement if fewer than all TalenTec Shareholders enter into the Share Exchange Agreement within the specified period. Any transactions and Ancillary Agreements (as defined herein) contemplated by the Merger Agreement, are referred to as the “Transactions,” and together with the TTNP Merger, collectively referred to as the “Business Combination.” (the “Business Combination Proposal”).

(2)	The Nasdaq Proposal — to consider and vote upon a proposal to approve, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of PubCo Ordinary Shares in connection with the Business Combination (the “Nasdaq Proposal”); and

(3)	The Adjournment Proposal — to approve a proposal to adjourn the Special Meeting to a later date or dates, if necessary.

Only holders of record of common stock of TTNP, par value $0.001 per share (the “TTNP Common Stock”) at the close of business on [●], 2025 (the “Record Date”) are entitled to notice of the Special Meeting and to vote at the Special Meeting and any adjournments or postponements of the Special Meeting. Please note that you will not be able to attend the Special Meeting in person. You will be able to attend the Special Meeting by visiting [●]. TTNP recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the meeting starts.

The Business Combination Proposal and the Nasdaq Proposal are cross conditioned on the approval of each other. The PubCo Charter (as defined herein) will take effect upon the Closing (as defined herein). The Adjournment Proposal is not conditioned upon the approval of any other Proposal set forth in this proxy statement/prospectus.

Each of these Proposals is more fully described in the accompanying proxy statement/prospectus, which you are encouraged to read carefully and in its entirety. Unless waived in accordance with the Merger Agreement, the consummation of the Business Combination is also subject to customary closing conditions, among other terms.

The approval of the Business Combination Proposal requires the affirmative vote of a majority of the issued and outstanding shares of TTNP Common Stock as of the Record Date for the Special Meeting. The TTNP Board has already approved the Merger Agreement and the Transactions and recommends that TTNP Stockholders vote “FOR” the Business Combination Proposal. The approval of all other Proposals presented in the accompanying proxy statement/prospectus require the affirmative vote of a majority of the shares of TTNP Common Stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related Transactions and each of the Proposals. You are encouraged to read this proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call at [***],

TTNP’s proxy solicitor, by calling ***, or by emailing ***.

By Order of the TTNP Board,

Chay Weei Jye
Chief Executive Officer

Annex A—Merger and Contribution and Share Exchange Agreement

Annex B—PubCo Amended and Restated Memorandum of Association and Articles of Association

Annex C—Opinion of King Kee Appraisal and Advisory Limited

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by BSKE Limited , a Cayman Islands exempted company limited by shares (“PubCo”), constitutes a prospectus of PubCo under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”) with respect to the PubCo Ordinary Shares (as defined herein) to be issued to shareholders of the TalenTec Sdn. Bhd., a Malaysia private limited company, f/k/a KE Sdn. Bhd. (“TalenTec” or “ Company”),and stockholders of Titan Pharmaceuticals, Inc ., a Delaware corporation (“Parent” or “TTNP”), if the Business Combination (as defined herein) is consummated. This document also constitutes a notice of meeting under the Delaware General Corporation Law, and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Special Meeting at which TTNP Stockholders will be asked to consider and vote upon a proposal to approve the Business Combination, by the adoption of the Merger Agreement and the Transactions, among other matters.

References to “U.S. Dollars ,” “USD,” and “$” in this proxy statement/prospectus are to United States dollars, the legal currency of the United States. References to “Ringgit Malaysia” and “MYR” in this proxy statement/prospectus are to the legal currency of Malaysia. References to “SGD” in this proxy statement/prospectus are to the legal currency of Republic of Singapore. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount, and certain percentages may add up to be more or less than 100%, due to rounding.

PubCo is a Cayman Islands holding company. PubCo’s business is conducted by its subsidiaries, the Company in Malaysia, using MYR, and Keda Pte. Ltd in Singapore, using SGD. The Company’s consolidated financial statements are presented in U.S. Dollars. In this proxy statement/prospectus, the Company’s assets, obligations, commitments, and liabilities in its consolidated financial statements are referred to in U.S. Dollars. These U.S. Dollars references are based on the exchange rate of MYR to U.S. Dollars and SGD to U.S. Dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of the Company’s obligations and the value of its assets in terms of U.S. Dollars, which may result in an increase or decrease in the amount of the Company’s obligations (expressed in U.S. Dollars) and the value of its assets, including accounts receivable (expressed in U.S. Dollars).

Reference to the “LPD” in this proxy statement/prospectus is to November 30, 2024, which is the latest practicable date prior to the registration of this proxy statement/prospectus with the SEC.

You should rely only on the information contained in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to TTNP Stockholders, nor the issuance by PubCo of its PubCo Ordinary Shares in connection with the Business Combination will create any implication to the contrary. Information contained in this proxy statement/prospectus regarding TTNP has been provided by TTNP, and information contained in this proxy statement/prospectus regarding PubCo and the Company has been provided by PubCo and the Company. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

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MARKET AND INDUSTRY DATA

This proxy statement/prospectus contains estimates, projections, and other information concerning the Company’s industry and business, as well as data regarding market research, estimates, and forecasts prepared by the Company’s management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which the Company operates is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” Unless otherwise expressly stated, the Company obtained this industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, and similar sources. In some cases, the Company does not expressly refer to the sources from which this data is derived. In that regard, when the Company refers to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from sources which the Company paid for, sponsored, or conducted, unless otherwise expressly stated or the context otherwise requires. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this proxy statement/prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

The name, logos and other trademarks and service marks of the Company and TTNP appearing in this proxy statement/prospectus are the property of the Company and TTNP, respectively. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this proxy statement/prospectus are presented without the applicable ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the Company or TTNP, as applicable, will not assert, to the fullest extent under applicable law, its rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This proxy statement/prospectus contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this proxy statement/prospectus are, to the knowledge of the TTNP, the Company, and PubCo, the property of their respective owners. Any use or display of other companies’ trademarks, service marks, copyrights or trade names does not imply a relationship with, or endorsement or sponsorship of TTNP, the Company, or PubCo by, any other companies.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov. You may request copies of this proxy statement/prospectus or other information concerning TTNP, without charge, by phone or by written request directed to TTNP at:

Titan Pharmaceuticals, Inc.

10 East 53rd St., Suite 3001

New York NY 10022-5064

Telephone No.: +60 12-686 8578

Attn: Chay Weei Jye, Chief Executive Officer

You may also request information by contacting TTNP’s proxy solicitor at:

PROXY SOLICITOR

Individuals call toll-free (800) ***

Banks and brokers call ***

Email: ***

In order for you to receive timely delivery of the documents in advance of the Special Meeting to be held on [●], 2025 , you must request the information no later than five business days prior to the date of the Special Meeting, or by [●], 2025 .

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FREQUENTLY USED TERMS

“Acquisition Entities” means, collectively, PubCo and Merger Sub, and each, individually, an “Acquisition Entity.”

“Acquisition Proposal” means, as to the Company or TTNP, other than the Transactions, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 20% or more of the consolidated assets of such Person and its Subsidiaries or (ii) 20% or more of any class of equity or voting securities of (x) such Person or (y) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 20% or more of the consolidated assets of such Person and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity or voting securities of such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 20% or more of the consolidated assets of such Person and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 20% or more of the consolidated assets of such Person and its Subsidiaries. Notwithstanding anything to the contrary, any transaction in which the Company or one of its Subsidiaries or Affiliates acquires another entity for strategic purposes, as reasonably determined by the Company, shall not be deemed an “Acquisition Proposal.”

“Action” means any action, lawsuit, complaint, claim, petition, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any governmental authority.

“Adjournment Proposal” means the proposal to be considered at the Special Meeting to adjourn the Special Meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by TTNP that more time is necessary or appropriate to approve one or more proposals at the Special Meeting.

“Affiliates” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” means, collectively, the Share Exchange Agreement, the Registration Rights Agreement, and the PubCo Governing Documents.

“Business Combination” means the TTNP Merger, the Contribution and Exchange, and the Transactions, and each other transaction, document or agreement contemplated thereby, to be consummated pursuant to the Merger Agreement.

“Business Combination Proposal” means the proposal to approve the adoption of the Merger Agreement and the Transactions.

“Cayman Companies Act” means the Companies Act (as revised) of the Cayman Islands.

“Closing” means the closing of the Business Combination.

“Closing Date” means the date on which the Business Combination is consummated.

“Company” or “Company Group” means TalenTec Sdn. Bhd., a Malaysia private limited company, and, as the context requires, the Company’s subsidiary, KEDA Pte Ltd. The Company changed its name to, “TalenTec Sdn. Bhd.,” from, “KE. Sdn. Bhd.,” on September 26, 2024.

“Company Board” means the Board of Directors of TalenTec .

“Company Exchange Ratio” means 8.524.

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“Company Governing Documents” means the Company’s Constitution.

“Company Shares” means ordinary shares of the Company.

“Company Transaction Expenses” means fees and disbursements incurred by the Company or the TalenTec Shareholders in connection with the Transactions for the categories listed on Schedule 2.1(b)(i) to the Merger Agreement.

“Continental” means Continental Stock Transfer & Trust Company.

“Contribution and Exchange” means the contribution of TalenTec Sdn shares to PubCo in exchange for PubCo ordinary shares in PubCo.

“DGCL” means the General Corporation Law of the State of Delaware.

“Disclosure Letter” means the disclosure letter to the Company or disclosure letter from the Company to TTNP, as the case may be, which forms part of the Merger Agreement.

“Exchange Effective Time” means the date and time that the Contribution and Exchange becomes effective in accordance with the Merger Agreement.

“Governmental Authority” means any federal, state, provincial, municipal, local, international, supranational or foreign government, governmental authority, regulatory or administrative agency (which for the purposes of this Agreement shall include the SEC), governmental commission, department, board, bureau, agency, court, arbitral tribunal, securities exchange or similar body or instrumentality thereof.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Merger Sub” means TTNP Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of PubCo.

“Mr. Chay” means Mr. Chay Weei Jye, TTNP’s Chief Executive Officer.

“Mr. Chung” means Mr. Jeffrey Chung, the owner of Sire.1

“Mr. Seow” means Seow Gim Shen, the former owner of Sire and former Chairman and Chief Executive Officer of Parent.

“Nasdaq” means the Nasdaq Global Market or Nasdaq Capital Market.

“Nasdaq Proposal” means the proposal to approve, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of PubCo Ordinary Shares in connection with the Business Combination.

“Parent” or “TTNP” means Titan Pharmaceuticals, Inc., a Delaware corporation.

“Parent Transaction Expenses” means fees and disbursements incurred by the Company or the TalenTec Shareholders in connection with the Transactions for the categories listed on Schedule [●] to the Merger Agreement.

“PCAOB” means the United States Public Company Accounting Oversight Board and any division or subdivision thereof.

1 Assumes successful conclusion of current negotiations of sale of Sire to Mr. Chung by Mr. Seow.

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“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Proposals” means the Business Combination Proposal, the Nasdaq Proposal, and the Adjournment Proposal.

“PubCo Board” means the board of directors of PubCo.

“PubCo Charter” means the memorandum of association and articles of association of PubCo, to be adopted by PubCo, in the form attached this proxy statement/prospectus as Annex B.

“PubCo Warrants” means any warrants issued by PubCo in exchange for TTNP warrants held by TTNP Stockholders.

“PubCo Ordinary Shares” means the ordinary shares of PubCo, par value $0.001 per share.

“Record Date” means [●], 2025 the record date for the Special Meeting.

“Registration Rights Agreement” means a registration rights agreement to be entered into at the Closing among PubCo and Mr. Dass , pursuant to which, among other things, PubCo will agree to provide Mr. Dass with certain rights relating to the registration for resale of the PubCo Ordinary Shares that he will receive in the TTNP Merger or the Contribution and Exchange.

“Regulatory Approvals” means any necessary or advisable regulatory approvals, consents, Actions, non-actions or waivers in order to complete lawfully the Transactions.

“Related Parties” means TTNP’s officers and directors.

“Representatives” of a Person means, collectively, officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives of such Person or its Affiliates.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Share Exchange Agreement” means an agreement among PubCo, TTNP, Company, and TalenTec Shareholders who elect to become a party thereto pursuant to which those TalenTec Shareholders will contribute to PubCo all of their Company Shares in exchange for PubCo Ordinary Shares.

“Sire” means The Sire Group Ltd., a Seychelles company that owns all outstanding shares of TTNP Series AA Preferred Stock, and is wholly owned by Mr. Chung .2

“Special Meeting” means the special meeting of the TTNP Stockholders, to be held on [●], 2025 at [●] Eastern time, via live audio webcast over the internet at [●], or at such other time, on such other date and at such other place to which the meeting may be adjourned, for the purpose of voting on the Business and the other matters described in this proxy statement/prospectus.

“Surviving Corporation” means, with respect to the periods from and after the Merger Effective Time, TTNP, the surviving corporation of the Merger.

“TalenTec” or “Company” means TalenTec Sdn. Bhd., f/k/a KE Sdn. Bhd., a Malaysia private limited company.

“TalenTec Shareholders” means Danny Vincent Dass (“Mr. Dass”), Eddie Tan Chee Wei, Koay Chee Leong, Leow Kian Yong, and Goh Chee Siong.

“Trading Market” means the national stock exchange on which the PubCo Ordinary Shares are listed for trading.

2 Assumes successful conclusion of current negotiations of sale of Sire to Mr. Chung by Mr. Seow.

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“Transactions” means, collectively , the TTNP Merger, the Contribution and Exchange, and each of the other transactions contemplated by the Merger Agreement or any of the Ancillary Agreements.

“Transaction Financing” means transaction financing in the form of written commitments for a private placement of equity, debt or other alternative financing to PubCo, from Transaction Investors, to be agreed by Parent and the Company, in an amount up to $1 million.

“Transaction Investor” means any investor in the Transaction Financing.

“TTNP ” or “Parent ” means Titan Pharmaceuticals, Inc., a Delaware corporation.

“TTNP Board” means the board of directors of TTNP.

“TTNP Bylaws” means the bylaws of TTNP in effect immediately prior to the TTNP Merger Effective Time, as amended and/or restated from time to time.

“TTNP Capital Stock” means, collectively, the TTNP Common Stock and the preferred stock of TTNP, par value $0.001 per share.

“TTNP Charter” means the Amended and Restated Certificate of Incorporation of TTNP, dated January 23, 1996, as amended and/or restated from time to time.

“TTNP Common Stock” means TTNP Common Stock, par value $0.001 per share.

“TTNP Governing Documents” means, collectively, the TTNP Charter and the TTNP Bylaws.

“TTNP Merger” means the merger of Merger Sub with and into TTNP.

“TTNP Merger Effective Time” means the date and time that the TTNP Merger becomes effective in accordance with the Merger Agreement.

“TTNP Public Shares” means shares of TTNP Common Stock held other than by the Related Parties.

“TTNP Series AA Preferred Stock” means the TTNP Series AA Convertible Preferred Stock.

“TTNP Stockholder” means a holder of shares of TTNP Capital Stock.

“TTNP Stockholders’ Approval” means the approval of the Proposals, in the case of the Business Combination Proposal, by an affirmative vote of the holders of at least a majority of the outstanding shares of TTNP Common Stock represented in person or by proxy and entitled to vote thereon at the Special Meeting, and with respect to each other Proposal by the affirmative vote of holders of a majority of the shares of TTNP Common Stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting.

“U.S. GAAP” means accounting principles generally accepted in the United States of America.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial of TTNP and the Company. These statements are based on the beliefs and assumptions of the management of TTNP and the Company. Although TTNP and the Company believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither TTNP nor the Company can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements appear in a number of places throughout this proxy statement/prospectus and include statements regarding TTNP’s and the Company’s intentions, beliefs or current expectations concerning, among other things, the Business Combination, the benefits and synergies of the Business Combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which the Company operates as well as any information concerning possible or assumed future results of operations of PubCo after the consummation of the Business Combination.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing TTNP’s or the Company’s views as of any subsequent date, and neither undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that TTNP or the Company “believes” and similar statements reflect such parties’ beliefs and opinions on the relevant subject. These statements are based upon information available to such party as of the date of this proxy statement/prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and these statements should not be read to indicate that either TTNP or the Company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or instruct how your vote should be cast or vote your shares on the Proposals set forth in this proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, TalenTec’s  actual results or performance may be materially different from those expressed or implied by its forward-looking statements. Some factors that could cause TalenTec’s  actual results to differ include:

●	any developments related to the COVID-19 pandemic, including, among others, numbers of COVID-19 cases and the occurrence of new COVID-19 strains that might evade existing control measures and lead to the worsening or extension of adverse economic or movement control measures;

●	the Company’s ability to grow market share in its existing markets or any new markets it may enter;

●	the Company’s ability to execute its growth strategy, manage growth and maintain its corporate culture as it grows;

●	the regulatory environment and changes in laws, regulations or policies in the jurisdictions in which the Company operates;

●	political instability in the jurisdictions in which the Company operates;

●	anticipated technology trends and developments and the Company’s ability to address those trends and developments with its products and offerings;

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●	the ability to protect information technology systems and platforms against security breaches or otherwise protect confidential information or platform users’ personally identifiable information;

●	the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination;

●	man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect the Company’s business or assets;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

●	PubCo’s ability to raise financing in the future;

●	exchange rate fluctuations;

●	legal, regulatory and other proceedings;

●	changes in interest rates or rates of inflation;

●	tax laws and the interpretation and application thereof by tax authorities in the jurisdictions where the Company operates;

●	TTNP’s and the Company’s ability to successfully secure the Transaction Financing;

●	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

●	PubCo’s ability to initially list, and once listed, maintain the listing of its securities on Nasdaq following the Business Combination; and

●	other factors detailed under the section titled “Risk Factors.”

QUESTIONS AND ANSWERS FOR TTNP STOCKHOLDERS

The following questions and answers briefly address some commonly asked questions about the Proposals to be presented at the Special Meeting. The following questions and answers do not include all the information that is important to TTNP Stockholders. TTNP Stockholders are urged to carefully read this entire proxy statement/prospectus, including the annexes and other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the Special Meeting.

Q.	Why am I receiving this proxy statement/prospectus?

A.	TTNP Stockholders are being asked to consider and vote upon a proposal to approve and adopt the Business Combination and certain related Proposals. You are receiving this proxy statement/prospectus because you hold shares of TTNP Common Stock as of the Record Date for the Special Meeting.

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TTNP, PubCo, and TalenTec have agreed to the Business Combination under the terms of the Merger Agreement that is described in this proxy statement/prospectus. Pursuant to the terms of the Merger Agreement, among other things, (i) Merger Sub, a wholly owned direct subsidiary of PubCo will merge with and into TTNP, with TTNP surviving such merger as a wholly owned subsidiary of PubCo; and (ii) and, within five business days after the registration statement of which this proxy statement/prospectus forms a part becomes effective, PubCo, TTNP, and the Company will, and each of the TalenTec Shareholders may elect to, enter into a Share Exchange Agreement, pursuant to which, immediately following effectiveness of the TTNP Merger, each TalenTec Shareholder entering into the Share Exchange Agreement will contribute and exchange all of his Company shares in exchange for PubCo Ordinary Shares. If all TalenTec Shareholders enter into and consummate the Share Exchange Agreement, the Company will thereupon be a direct wholly owned subsidiary of PubCo. TTNP may terminate the Merger Agreement if fewer than all TalenTec Shareholders enter into the Share Exchange Agreement within the specified period.

TTNP’s Common Stock is publicly traded on the Nasdaq Capital Market under the symbol “TTNP.” PubCo has applied for listing, to be effective at the time of the Business Combination, of PubCo Ordinary Shares on Nasdaq under the proposed trading symbol “SIRE.”

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting, along with important information about PubCo and the business of PubCo and its subsidiaries following consummation of the Business Combination. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

Q.	Why has TTNP determined to engage in the Business Combination?

A:	Since December 2021, TTNP has been exploring strategic alternatives to enhance stockholder value, potentially including an acquisition, merger, reverse merger, other business combination, sales of assets, licensing or other transaction. Since that time, TTNP has extensively evaluated a large number of potential partners for a strategic alternative transaction across a diverse range of industries. Following this extensive evaluation, the TTNP Board determined that entering into the Business Combination with the Company provided the best alternative for maximizing stockholder value reasonably available to TTNP, including when compared to continuing to operate on a standalone basis and other reasonably actionable strategic alternatives such as those that TTNP had evaluated consistently in recent years, including potential combinations with other companies, acquisitions of assets that would provide new growth opportunities and additional scale and exploration of potential sale opportunities. See the section titled “The Business Combination Proposal — TTNP Board’s Reasons for Approval of the Business Combination.”

Q.	What Proposals are TTNP Stockholders being asked to vote upon?

A:	At the Special Meeting, TTNP is asking holders of TTNP Common Stock to consider and vote upon the following Proposals:

1.	The Business Combination Proposal — to consider and vote upon a proposal to approve and adopt the Merger Agreement and the Transactions. See the section titled “The Business Combination Proposal.”

2.	The Nasdaq Proposal — to consider and vote upon a proposal to approve, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of PubCo Ordinary Shares in connection with the Business Combination that will result in a change of control. See the section titled “The Nasdaq Proposal.”

3.	The Adjournment Proposal — to consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates to permit further solicitation and voting of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal. See the section titled “The Adjournment Proposal.”

TTNP will hold the Special Meeting for its stockholders to consider and vote upon these Proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. Stockholders should read it carefully.

The vote of stockholders is important. Stockholders are encouraged to submit their completed proxy card as soon as possible after carefully reviewing this proxy statement/prospectus.

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Q:	Why is the TTNP Board proposing this Business Combination?

A.

Based on TTNP’s due diligence investigations of TalenTec and the industry in which it operates, including the financial and other information provided by TalenTec in the course of TTNP’s due diligence investigations, the TTNP Board believes that the Business Combination with TalenTec is in the best interests of TTNP and presents an opportunity to increase shareholder value. However, there is no assurance that the Proposed Transaction with TalenTec will increase shareholder value. See “The Business Combination Proposal — TTNP Board’s Reasons for the Approval of the Business Combination” for additional information.

Although the TTNP Board believes that the Business Combination with TalenTec presents an attractive business combination opportunity and is in the best interests of TTNP and its stockholders, the TTNP Board did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail “The Business Combination Proposal — TTNP Board’s Reasons for the Approval of the Business Combination” for additional information, as well as in “Risk Factors — Risks Related to TalenTec’s Business”.

Q:	What equity stake will holders of TTNP Public Shares, holders of Company Shares and TalenTec Shareholders hold in PubCo upon completion of the Business Combination?

A.	It is anticipated that upon consummation of the Business Combination, PubCo will become a new public company, and the former holders of securities of TTNP and the Company will all become security holders of PubCo.

Pursuant to the Merger Agreement, and in accordance with the Delaware General Corporation Law, Merger Sub will merge with and into TTNP; the separate existence of Merger Sub will cease; and Parent will be the surviving corporation of the TTNP Merger and a direct wholly owned subsidiary of PubCo.

Pursuant to the Merger Agreement, within five business days after the registration statement of which this proxy statement/prospectus forms a part becomes effective, PubCo, TTNP, and the Company will, and each of the TalenTec Shareholders may elect to, enter into a Share Exchange Agreement, pursuant to which, immediately following effectiveness of the TTNP Merger, each TalenTec Shareholder entering into the Share Exchange Agreement will contribute and exchange all of his Company shares in exchange for PubCo Ordinary Shares. If all TalenTec Shareholders enter into and consummate the Share Exchange Agreement, the Company will thereupon be a direct wholly owned subsidiary of PubCo. TTNP may terminate the Merger Agreement if fewer than all TalenTec Shareholders enter into the Share Exchange Agreement within the specified period. Pursuant to the Merger Agreement, at the TTNP Merger Effective Time:

●	By virtue of the TTNP Merger, and without any action on the part of any party to the Merger Agreement or the holders of securities of Merger Sub, each share of Merger Sub that is issued and outstanding immediately prior to the TTNP Merger Effective Time shall automatically be converted into an equal number of shares of the Surviving Corporation.

●	At the TTNP Merger Effective Time, by virtue of the TTNP Merger and conditioned on the consummation of the Business Combination, and without any action on the part of the holders of TTNP Common Stock, each share of TTNP Common Stock that is issued and outstanding immediately prior to the TTNP Merger Effective Time shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the Transmittal Documents, as defined in the Merger Agreement, one PubCo Ordinary Share.

●	At the TTNP Merger Effective Time, by virtue of the TTNP Merger and conditioned on the consummation of the Business Combination, and without any action on the part of the holders of TTNP Series AA Preferred Stock, each share of TTNP Series AA Preferred Stock that is issued and outstanding immediately prior to the TTNP Merger Effective Time, shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the Transmittal Documents, 1.07296 PubCo Ordinary Shares.

●	At the TTNP Merger Effective Time, without any action on the part of any holder of TTNP warrants or options (as defined in the Merger Agreement), each TTNP warrant or option that is issued and outstanding immediately prior to the TTNP Merger Effective Time shall become a warrant or option, as applicable, to purchase that number of PubCo Ordinary Shares equal to the number of shares of TTNP Common Stock that would have been issuable upon the exercise of that warrant or option, as applicable, at an exercise price per share equal to the per share exercise price of such warrant or option, and otherwise upon the same terms and conditions, as set forth in the applicable underlying agreement. Other than as described in the immediately preceding sentence, each such warrant or option so assumed shall continue to have, and shall be subject to, the same terms and conditions as applied to the underlying warrant or option immediately prior to the TTNP Merger Effective Time. Notwithstanding the foregoing, a holder of those certain TTNP warrants initially exercisable July 9, 2020, expiring July 9, 2025; or those certain TTNP warrants initially exercisable October 30, 2020, expiring December 1, 2025; or those certain TTNP warrants initially exercisable January 20, 2021, expiring July 20, 2026; or those certain TTNP warrants initially exercisable February 4, 2022, expiring August 4, 2027, may, within 30 days after the consummation of the TTNP Merger, require the Surviving Corporation to purchase the unexercised portion of those warrants from the holder at the Black Scholes Value (as defined in the warrant) of that portion.

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●	If there are any shares of TTNP Capital Stock that are owned by TTNP as treasury shares or any shares of TTNP Capital Stock owned by any direct or indirect subsidiary of TTNP immediately prior to the TTNP Merger Effective Time, such shares of TTNP Capital Stock shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor.

Immediately following the TTNP Merger Effective Time, the Contribution and Exchange shall occur as follows (the “Exchange Effective Time”): Pursuant to the terms of the Share Exchange Agreement, each TalenTec Shareholder electing to become a party thereto shall contribute to PubCo all of such TalenTec Shareholder’s Company Shares, and in exchange for the contribution of such Company Shares, PubCo shall issue to such TalenTec Shareholder for each Company Share contributed 8.524 newly issued PubCo Ordinary Shares. TTNP or the Company may terminate the Merger Agreement if fewer than all TalenTec Shareholders elect to enter into the Share Exchange Agreement.

The following table sets forth varying pro forma voting power and implied ownership levels in PubCo immediately following the completion of the Business Combination. The ownership percentages reflected in the table are based upon the number of Company Shares and shares of TTNP Common Stock and TTNP Series AA Preferred Stock issued and outstanding as of the Record Date, and are subject to the following additional assumptions:

Security Holders	TTNP Pre-Merger Shares Outstanding	% of Outstanding	PubCo Post-Merger Pro forma	% of Outstanding	Merger Pro forma (Fully Diluted)	(1)	% of Outstanding
TTNP Directors and Officers	3,313	*	3,313	*	9,563	(2)	*
TTNP Public Stockholders	1,061,008[3]	99.7%	1,930,234	28.1%	1,930,234		26.1%
TalenTec Shareholders	0	0	4,943,920	71.9%	4,943,920		67.0%
Total Shares outstanding at Closing, not reflecting potential sources of dilution	1,064,321	100.00%	6,877,467	100.00%	6,877,467		100%

Potential sources of dilution
TTNP Options(2)	-	0.00%	-	0.00%	79,507		1.1%
TTNP Warrants(2)	-	0.00%	-	0.00%	427,433		5.8%
Total Shares outstanding at Closing	1,064,321	100%	6,877,467	100.00%	7,384,407		6.9%

* Less than 1%.

For purposes of the table above:

3 Assumes conversion of TTNP Series AA Preferred Stock held by Sire into 150,087 shares of TTNP Common Stock.

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(1) Assumes options and warrants are exercised post-Business Combination.

(2) Includes 6,250 shares of TTNP Common Stock subject to options exercisable within 60 days of the Record Date held by Mr. Ben-Tzvi. Mr. Ben-Tzvi is a member of the TTNP Board.

If any of these assumptions are not correct, these percentages will be different.

Q.	What conditions must be satisfied to complete the Business Combination?

A.	There are a number of closing conditions to the Business Combination, including, but not limited to, the following:

●	TTNP Stockholders’ Approval shall have been obtained;

●	all required regulatory approvals shall have been obtained or have expired or been terminated, as applicable;

●	the registration statement filed with the SEC in connection with the Business Combination shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the proxy statement/prospectus shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

●	the PubCo Ordinary Shares to be issued in connection with the Transactions shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof;

●	no Governmental Authority (as defined in the Merger Agreement) shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or Governmental Order that is then in effect and which has the effect of making the Transactions illegal or which otherwise prevents or prohibits consummation of the Transactions;

●	each of the representations and warranties of the Company contained in the Merger Agreement shall be accurate and complete as of the date thereof and as of the Closing Date, as though then made, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be accurate and complete at and as of such date, except for, in each case, inaccuracies or omissions that (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” (as defined in the Merger Agreement) or another similar materiality qualification set forth therein), individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect;

●	each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects;

●	there has not been any event that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

●	each of the representations and warranties of TTNP and of each Acquisition Entity contained in the Merger Agreement shall be accurate and complete as of the date thereof and as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be accurate and complete at and as of such date, and except for, in each case, inaccuracies or omissions that (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or another similar materiality qualification set forth therein) individually or in the aggregate, have not had, and would not reasonably be expected to have a Material Adverse Effect; and

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●	each of the covenants of Parent and of each Acquisition Entity to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

For a summary of all of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section titled “The Business Combination Proposal — The Merger Agreement.”

Q.	How many votes do I have at the Special Meeting?

A.	Holders of TTNP Common Stock are entitled to one vote at the Special Meeting for each share held of record as of [●], 2025 , the Record Date for the Special Meeting. As of the close of business on the Record Date, there were [1,064,321] shares of TTNP Common Stock issued and outstanding.

Q.	What vote is required to approve the Proposals presented at the Special Meeting?

A.	The approval of the Business Combination Proposal requires the affirmative vote of a majority of the issued and outstanding shares of TTNP Common Stock as of the Record Date. TTNP’s directors and officers have stated their intention to vote their shares in favor of the Business Combination Proposal and all other Proposals presented in this proxy statement/prospectus. TTNP’s directors and officers hold 0.3% of TTNP’s outstanding Common Stock. As a result, [528,8494], or [49.8%] of the shares of TTNP Common Stock held other than by the Related Parties, or the TTNP Public Shares, must be voted in favor of the Business Combination in order to have the Business Combination approved. Accordingly, a TTNP Stockholder’s failure to vote by proxy or to vote via the virtual meeting platform at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Business Combination Proposal.

The approval of all other Proposals presented in this proxy statement/prospectus require the affirmative vote of a majority of the shares of TTNP Common Stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting. Accordingly, a TTNP Stockholder’s failure to vote by proxy or to vote via the virtual meeting platform at the Special Meeting or an abstention will have no effect on the outcome of such Proposals.

Q.	What constitutes a quorum at the Special Meeting?

A.	Holders of thirty-four percent (34%) of TTNP Common Stock issued and outstanding and entitled to vote at the Special Meeting constitute a quorum. In the absence of a quorum, the meeting chair has the power to adjourn the Special Meeting. As of the Record Date, [361,870] shares of TTNP Common Stock would be required to achieve a quorum.

Q.	How many of the TTNP Public Shares must be voted in favor or the Business Combination to approve it?

A.	To approve the Business Combination, [528,8494], or approximately [49.8]%, of the [1,061,008] TTNP Public Shares, must be voted in favor of the Business Combination to approve it.

4 Assumes conversion by Sire of TTNP Series AA Preferred Stock into 150,087 shares of TTNP Common Stock.

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Q.	What interests do TTNP’s current officers and directors have in the Business Combination?

A.	TTNP’s current officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interest. These interests include:

●	TTNP’s directors will continue to serve on the Board of PubCo, and Mr. Chay, TTNP’s Chief Executive Officer, will serve as Chairman and Chief Executive Officer of PubCo.

●	TTNP’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Merger Agreement.

The existence of the interests described above may result in a conflict of interest on the part of TTNP’s officers and directors in entering into the Merger Agreement and making their recommendation that you vote in favor of the approval of the Business Combination.

Q:	Did the TTNP Board obtain a fairness opinion in determining whether or not to proceed with the Business Combination?

A.	Yes. The TTNP Board appointed its independent board members to act as a Special Committee to evaluate the merits of the Business Combination. The TTNP Board determined that the formation of the Special Committee, which would be authorized to explore hiring a strategic advisor and independent counsel and to take any and all actions with respect to the consideration, analysis and negotiation of the Business Combination, constituted best governance practice. Because Mr. Seow, at the time, was TTNP’s Chairman and Chief Executive Officer (since resigned) and (but is no longer) a principal shareholder of TalenTec , the Special Committee subsequently determined to obtain an opinion from an outside party regarding the fairness to TTNP’s stockholders of the transaction consideration (the “Fairness Opinion”). The Special Committee considered and evaluated several firms to provide the opinion before ultimately recommending that the TTNP Board engage King Kee Appraisal and Advisory Limited (“King Kee”). On August 16, 2024, King Kee furnished to the TTNP Board an opinion (“Fairness Opinion”) that the consideration to be paid pursuant to the Business Combination is fair to TTNP’s unaffiliated stockholders from a financial point of view. A copy of the Fairness Opinion is attached to this proxy statement/prospectus as Annex C. TTNP paid $30,000 to King Kee upon delivery of the Fairness Opinion materials. King Kee is not providing services to TTNP other than in connection with the preparation and delivery of the Fairness Opinion. A summary of the analyses prepared by King Kee in reaching this opinion, together with all assumptions related thereto, is set forth in the section titled: The Business Combination Proposal – Opinion of TTNP’s Advisory Firm.

Q:	What factors did the TTNP Board consider in determining whether or not to proceed with the Business Combination?

A.	The TTNP Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the Transactions contemplated thereby.

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In evaluating the Business Combination, the TTNP Merger and the other transactions contemplated by the Merger Agreement, the TTNP Board and the Special Committee consulted with its management, outside legal counsel and financial advisor. The TTNP Board determined that entering into the Merger Agreement with the Company provided the best alternative reasonably available to TTNP for maximizing shareholder value, including when compared to continuing to operate on a standalone basis and other reasonably actionable strategic alternatives such as those that TTNP had evaluated consistently in recent years, including potential combinations with other companies, acquisitions of assets, and exploration of other potential growth opportunities. The TTNP Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the Transactions contemplated thereby, including, but not limited to (i) a large addressable market in the Asia-Pacific region providing the Company significant growth potential, (ii) the belief that the Company has sustainable competitive advantages with respect to its established distribution of human capital management solutions within the Asia-Pacific region, (iii) the Company’s significant technological capabilities and partnerships within the human resources and payroll solutions industries, (iv) the potential of the Company’s business to generate significant free cash flows, (v) the Company’s experienced and capable management team, and (vi) the determination set forth in the Fairness Opinion regarding that the transaction consideration is fair from a financial point of view to the unaffiliated stockholders of TTNP.

The TTNP Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to: macroeconomic risks generally and in the HCM industry, risks that the Company’s business plan and projections may not be achieved, risks relating to the Company’s total addressable market, and risks related to the valuation of the Company’s business. See the section titled “The Business Combination Proposal — TTNP Board’s Reasons for Approval of the Business Combination.”

Q:	What happens if I sell my shares of TTNP Common Stock before the Special Meeting?

A.	The Record Date is earlier than the date of the Special Meeting. If you transfer your shares of TTNP Common Stock after the Record Date, but before the date of the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. If you transfer your shares of TTNP Common Stock prior to the Record Date, you will have no right to vote those shares at the Special Meeting.

Q:	What happens if I vote against the Business Combination Proposal?

A.	Pursuant to the TTNP Charter, if the Business Combination Proposal is not approved, TTNP cannot consummate the Business Combination.

Q:	Do I have appraisal rights if I object to the proposed Business Combination?

A.	No. There are no appraisal rights available to holders of TTNP Common Stock in connection with the Business Combination.

Q:	What happens if the Business Combination is not consummated?

A.	There are certain circumstances under which the Merger Agreement may be terminated. See the section titled “The Business Combination Proposal — The Merger Agreement” for information regarding the parties’ specific termination rights.

Q.	When is the Business Combination expected to be completed?

A.	The Closing is expected to take place on (a) the third business day following the satisfaction or waiver of the conditions described below under the section titled “The Business Combination Proposal — Conditions to the Closing” (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or (b) such other date as agreed to by the parties to the Merger Agreement in writing, in each case, subject to the satisfaction or waiver of the Closing conditions. The Merger Agreement may be terminated by TTNP and/or the Company upon the occurrence of certain events. For a description of the conditions to the completion of the Business Combination, see the section titled “The Business Combination Proposal.”

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Q:	What are the U.S. federal income tax consequences to me of the Business Combination?

A.	Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Considerations of the Business Combination” below, it is intended that the TTNP Merger, taken together with the Contribution and Exchange pursuant to the Business Combination, will constitute an integrated transaction that qualifies for tax-deferred treatment under Section 351(a) of the Internal Revenue Code of 1986 (the “Intended Tax Treatment”). However, the provisions of Section 351 of the Code are complex and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the Business Combination. Accordingly, there can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not take the position that Section 351 of the Code does not apply to the Business Combination or that a court will not agree with such a position of the IRS in the event of litigation. Neither Parent’s nor PubCo’s counsel will provide an opinion as to whether the Business Combination will qualify as part of an exchange described in Section 351 of the Code. If the exchange by holders of TTNP Common Stock for PubCo Ordinary Shares in the Business Combination does not qualify for non-recognition of gain or loss under Section 351 of the Code, then a holder would generally recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the PubCo Ordinary Shares (and, if such holder is also surrendering TTNP warrants, PubCo Warrants) received and (ii) such holder’s adjusted tax basis in such TTNP Common Stock (and TTNP warrants , if any).

If the transfer would qualify for non-recognition of gain or loss under Section 351 of the Code but it is determined that Section 367(a) of the Code applies to the transfer of TTNP Common Stock, then a U.S. holder would generally recognize gain (but not loss) to the extent that gain would have been recognized if such transfer did not qualify for non-recognition under Section 351(a) of the Code. The potential application of Section 367(a) of the Code to the Business Combination is complex and depends on factors that cannot be determined until the closing of the Business Combination and the interpretation of legal authorities and facts relating to the Business Combination. Accordingly, there can be no assurance that the IRS will not take the position that Section 367(a) of the Code applies to cause U.S. holders to recognize gain as a result of the Business Combination or that a court will not agree with such a position of the IRS in the event of litigation.

In addition, notwithstanding the Intended Tax Treatment, a holder of TTNP warrants that does not also own TTNP Common Stock generally would recognize gain or loss in an amount equal to the difference between the fair market value of the PubCo Warrants deemed received and such holder’s tax basis in the TTNP warrants deemed exchanged therefor. If a holder of TTNP warrants also exchanges TTNP Common Stock for PubCo Ordinary Shares in the TTNP Merger, and if the TTNP Merger, together with Contribution and Exchange pursuant to the Business Combination, qualifies for the Intended Tax Treatment, such holder generally would recognize gain, but not loss, equal to the lesser of (i) such holder’s “realized gain” from the exchange (generally the excess of the fair market value of the PubCo Securities received over such holder’s aggregate tax basis in the Parent Securities exchanged therefor), and (ii) the fair market value of the PubCo Warrants deemed received. Any gain recognized by a holder whose TTNP warrants become PubCo Warrants pursuant to the TTNP Merger would generally be long-term capital gain if the holder’s holding period for the TTNP warrants was more than one year at the time of the TTNP Merger, and the holder’s holding period in the PubCo Warrants would begin on the day following the exchange. The holder’s tax basis in the PubCo Warrants received in the exchange would be equal to their fair market value at the time of the TTNP Merger.

The summary above is qualified in its entirety by the more detailed discussion provided in the section titled “Material U.S. Federal Income Tax Considerations of the Business Combination.” You are strongly urged to consult your tax advisors regarding the tax consequences to you of the Business Combination.

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Q:	When and where is the Special Meeting?

A.	The Special Meeting will be held at [●] Eastern Time, on [●], 2025 as a virtual meeting. The meeting will be held virtually over the internet by means of a live audio webcast. You will be able to attend, vote your shares and submit questions during the Special Meeting via a live webcast available at [●].

TTNP is offering TTNP Stockholders the ability to attend the Special Meeting virtually to provide ready access and cost savings for both TTNP and its stockholders. TTNP believes a virtual format facilitates stockholder attendance and participation by leveraging technology to allow TTNP to communicate more effectively and efficiently with its stockholders. This format empowers TTNP Stockholders around the world to participate at no cost. TTNP will use the virtual format to enhance stockholder access and participation and protect stockholder rights.

Q.	How can I attend the Special Meeting virtually?

A.	TTNP is pleased to conduct the Special Meeting virtually via the internet through a live webcast and online stockholder tools via the following link: [●].

Q.	What do I need to do now?

A.	You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder, rights holder of TTNP, and/or warrant holder of TTNP. Stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares of TTNP through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q.	How do I vote?

A.	If you are a holder of record of TTNP Common Stock on [●], 2024, the Record Date, you may vote with respect to the Proposals set forth in this proxy statement/prospectus at the Special Meeting via the virtual meeting platform, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by you broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote via the virtual meeting platform, obtain a proxy from your broker, bank or nominee.

Q.	What will happen if I abstain from voting or fail to vote at the Special Meeting?

A.	At the Special Meeting, TTNP will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Business Combination Proposal, but will have no effect on any other Proposals presented herein. Broker non-votes will not be counted as present for the purposes of establishing a quorum and will have no effect on any of the Proposals presented herein.

Q.	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A.	Signed and dated proxies received by TTNP without an indication of how the stockholder intends to vote on a Proposal will be voted “FOR” each Proposal presented to the stockholders at the Special Meeting. The proxyholders may use their discretion to vote on any other matters which properly come before the Special Meeting.

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Q.	If I am not going to attend the Special Meeting, should I return my proxy card instead?

A.	Yes. Whether you plan to attend the Special Meeting or not, please read the enclosed proxy statement/ prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.	No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. TTNP believes the Proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide to ensure that your vote is counted.

Q.	May I change my vote after I have mailed my signed proxy card?

A.	Yes. Stockholders may send a later-dated, signed proxy card to TTNP’s secretary at the address set forth below so that it is received by TTNP’s secretary prior to the Special Meeting or attend the Special Meeting and vote via the virtual meeting platform. Stockholders also may revoke their proxy by sending a notice of revocation to TTNP’s secretary, which must be received by TTNP’s secretary prior to the Special Meeting.

Q.	What should I do if I receive more than one set of voting materials?

A.	Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q.	Who will solicit and pay the cost of soliciting proxies?

A:	TTNP will pay the cost of soliciting proxies for the Special Meeting. TTNP has engaged [PROXY SOLICITOR] to assist in the solicitation of proxies for the Special Meeting. TTNP has agreed to pay a fee of $[●], plus disbursements. TTNP will reimburse [PROXY SOLICITOR] for reasonable out-of-pocket expenses and will indemnify [*] and its affiliates against certain claims, liabilities, losses, damages and expenses. TTNP will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of TTNP Common Stock for their expenses in forwarding soliciting materials to beneficial owners of the TTNP Common Stock and in obtaining voting instructions from those owners. TTNP’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the internet or in person. They will not be paid any additional amounts for soliciting proxies.

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Q.	Who can help answer my questions?

A.	If you have questions about the Business Combination or the Proposals, or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

Titan Pharmaceuticals, Inc.

10 East 53rd Street

Suite 3001, New York

Telephone No.: +60 12-686 8578.

Attn: Chay Weei Jye, Chief Executive Officer

 Email: wjchay88@yahoo.com

You may also contact TTNP’s proxy solicitor at:

[PROXY SOLICITOR INFO]

To obtain timely delivery, TTNP Stockholders must request the materials no later than [●], 2025.

You may also obtain additional information about TTNP from documents filed with the SEC, free of charge, by visiting their website at www.sec.gov or by following the instructions in the section titled “Where You Can Find More Information.”

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary, together with the section titled “Questions and Answers for Stockholders of TTNP,” summarizes certain information contained in this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Business Combination and the Proposals to be considered at the Special Meeting, you should read this entire proxy statement/prospectus carefully, including the annexes and accompanying financial statements of TTNP and the Company. See also the section titled “Where You Can Find More Information.”

Information About the Parties to the Business Combination

Titan Pharmaceuticals, Inc.

TTNP incorporated as a Delaware corporation in 1992. Prior to the sale of assets that occurred in September 2023 (as described more fully in the section titled “TTNP Business”), TTNP focused on developing therapeutics utilizing the proprietary long-term drug delivery platform, ProNeura®, for the treatment of select chronic diseases for which steady state delivery of a drug has the potential to provide an efficacy and/or safety benefit. ProNeura consists of a small, solid implant made from a mixture of ethylene-vinyl acetate (“EVA”) and a drug substance. The resulting product is a solid matrix that is designed to be administered sub-dermally in a brief, outpatient procedure and is removed in a similar manner at the end of the treatment period. As of September 1, 2023 these businesses have been sold.

TTNP Common Stock is currently listed on Nasdaq under the symbol “TTNP.”

For more information about TTNP, see the sections titled “TTNP’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Information Related to TTNP.”

BSKE Limited

PubCo, an exempted company limited by shares, was formed under the laws of the Cayman Islands on July 11, 2024. PubCo was formed solely in contemplation of the Business Combination, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the Merger Agreement.

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The address of PubCo’s registered office is at the offices of FFP (Corporate Services) Limited, 2nd Floor Harbour Centre, 159 Mary Street, George Town, Grand Cayman KY1-9006, and its registration number is 411832. Upon the Closing, its principal office will be located at Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 Petaling Jaya, Selangor Darul Ehsan, Malaysia and its telephone number will be +603 7731 0023.

Upon the effectiveness of the Registration Statement of which this prospectus forms a part, PubCo will report under the Exchange Act as a non-U.S. public company with foreign private issuer status. Even after PubCo no longer qualifies as an emerging growth company, as long as PubCo continues to qualify as a foreign private issuer under the Exchange Act, PubCo will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, PubCo will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and is not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a foreign private issuer, PubCo will be permitted to follow home country corporate governance practices instead of certain corporate governance practices required by the Trading Market for U.S. domestic issuers.

TalenTec Sdn. Bhd. (formerly known as KE Sdn. Bhd.)

TalenTec (formerly KE Sdn. Bhd.) is a Malaysia private limited company incorporated on February 14, 1990, with registration number 199001001889 (193451-W). The registered office of TalenTec is at Room 202, 2nd Floor, 368, Malaysia, Jalan Pudu, 55100 Kuala Lumpur. Its principal office is located at Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 Petaling Jaya, Selangor Darul Ehsan, Malaysia, and its telephone number is+603 7731 0023.

Founded in 1990, TalenTec became, in 1993, one of the first licensees of PeopleSoft Human Resource and Payroll solutions in the Asia Pacific region. As a well-established distributor of human capital management (“HCM”) solutions in Malaysia, the Company offers PeopleSoft, Dayforce, Workplaze, and MiHCM Cloud, brand software for sale by their respective vendors, which are local or regional subsidiaries or affiliates of Oracle Corporation, Dayforce, Inc., Humanica Public Company Limited, and Microimage (Private) Limited; and the Company provides consulting, implementation, training, and continuing support services to its clients, in accordance with their preferences and the vendors’ offerings. The Company’s clients include Malaysian and foreign financial institutions, regulatory authorities, Malaysian property developers, Malaysian insurance companies, a Malaysian automobile manufacturer, water utilities companies, Malaysian universities, hospitality companies, and several international companies headquartered in or outside of Malaysia. Having established a long-standing presence in Malaysia, the Company serves clients in Singapore, Hong Kong, Australia, Taiwan, and Indonesia.

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The Proposals to Be Voted on by TTNP Stockholders

The Business Combination Proposal

Pursuant to the Merger Agreement, PubCo will acquire ownership of Parent and Company in related transactions, as follows: Pursuant to the Merger Agreement, Merger Sub will merge with and into TTNP, which will be the surviving corporation of the TTNP Merger and a direct wholly owned subsidiary of PubCo. Within five business days after this proxy statement/prospectus became effective, PubCo, TTNP, and the Company will, and each of the TalenTec Shareholders may elect to, enter into the Share Exchange Agreement, pursuant to which, immediately following effectiveness of the TTNP Merger, each TalenTec Shareholder entering into the Share Exchange Agreement will contribute and exchange all of his Company shares in exchange for PubCo Ordinary Shares. If all TalenTec Shareholders enter into and consummate the Share Exchange Agreement, the Company will thereupon be a direct wholly owned subsidiary of PubCo. TTNP may terminate the Merger Agreement if fewer than all TalenTec Shareholders enter into the Share Exchange Agreement within the specified period. Please see the section titled “The Business Combination Proposal.”

The Nasdaq Proposal

TTNP Stockholders will vote on a proposal to authorize, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of the PubCo Ordinary Shares in connection with the Business Combination. Please see the section titled “The Nasdaq Proposal” for additional information.

The Adjournment Proposal

TTNP Stockholders will be asked to consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal. Please see the section titled “The Adjournment Proposal” for additional information.

Transaction Agreements

The Merger Agreement

On August 19, 2024, TTNP entered into the Merger Agreement with PubCo, Merger Sub and the Company.

Pursuant to the Merger Agreement, PubCo will acquire ownership of Parent and Company in related transactions, as follows:

●	Pursuant to the Merger Agreement, and in accordance with the Delaware General Corporation Law, Merger Sub will merge with and into Parent; the separate existence of Merger Sub will cease; and Parent will be the surviving corporation of the TTNP Merger and a direct wholly owned subsidiary of PubCo.

●	Pursuant to the Merger Agreement, within five business days after the registration statement of which this proxy statement/prospectus forms a part becomes effective, PubCo, TTNP, and the Company will, and each of the TalenTec Shareholders may elect to, enter into the Share Exchange Agreement, pursuant to which, immediately following effectiveness of the TTNP Merger, each TalenTec Shareholder entering into the Share Exchange Agreement will contribute and exchange all of his Company shares in exchange for PubCo Ordinary Shares. If all TalenTec Shareholders enter into and consummate the Share Exchange Agreement, the Company will thereupon be a direct wholly owned subsidiary of PubCo. TTNP may terminate the Merger Agreement if fewer than all TalenTec Shareholders enter into the Share Exchange Agreement within the specified period.

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The TTNP Merger

Further, at the TTNP Merger Effective Time:

By virtue of the TTNP Merger, and without any action on the part of any party to the Merger Agreement or the holders of securities of Merger Sub, each share of Merger Sub that is issued and outstanding immediately prior to the TTNP Merger Effective Time shall automatically be converted into an equal number of shares of the Surviving Corporation.

At the TTNP Merger Effective Time, by virtue of the TTNP Merger and conditioned on the consummation of the Business Combination, and without any action on the part of the holders of TTNP Common Stock, each share of TTNP Common Stock that is issued and outstanding immediately prior to the TTNP Merger Effective Time shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the Transmittal Documents, as defined in the Merger Agreement, one PubCo Ordinary Share.

At the TTNP Merger Effective Time, by virtue of the TTNP Merger and conditioned on the consummation of the Business Combination, and without any action on the part of the holders of TTNP Series AA Preferred Stock, each share of TTNP Series AA Preferred Stock that is issued and outstanding immediately prior to the TTNP Merger Effective Time, shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the Transmittal Documents, as defined in the Merger Agreement, 1.07296 PubCo Ordinary Shares.

If there are any shares of TTNP Capital Stock that are owned by TTNP as treasury shares or any shares of TTNP Capital Stock owned by any direct or indirect subsidiary of TTNP immediately prior to the TTNP Merger Effective Time, such shares of TTNP Capital Stock shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor; and

At the TTNP Merger Effective Time, without any action on the part of any holder of TTNP warrants or options (as defined in the Merger Agreement), each TTNP warrant or option that is issued and outstanding immediately prior to the TTNP Merger Effective Time shall become a warrant or option, as applicable, to purchase that number of PubCo Ordinary Shares equal to the number of shares of TTNP Common Stock that would have been issuable upon the exercise of that warrant or option, as applicable, at an exercise price per share equal to the per share exercise price of such warrant or option, and otherwise upon the same terms and conditions, as set forth in the applicable underlying agreement. Other than as described in the immediately preceding sentence, each such warrant or option so assumed shall continue to have, and shall be subject to, the same terms and conditions as applied to the underlying warrant or option immediately prior to the TTNP Merger Effective Time. Notwithstanding the foregoing, a holder or those certain TTNP warrants initially exercisable July 9, 2020, expiring July 9, 2025; or those certain TTNP warrants initially exercisable October 30, 2020, expiring December 1, 2025; or those certain TTNP warrants initially exercisable January 20, 2021, those certain TTNP warrants expiring July 20, 2026; or initially exercisable February 4, 2022, expiring August 4, 2027, may, within 30 days after the consummation of the TTNP Merger, require the Surviving Corporation to purchase the unexercised portion of those warrants from the holder at the Black Scholes Value (as defined in the warrant) of that portion.

The Contribution and Exchange

Immediately following the TTNP Merger Effective Time, the Contribution and Exchange shall occur at the Exchange Effective Time as follows:

Pursuant to the terms of the Share Exchange Agreement, each TalenTec Shareholder electing to become a party thereto shall contribute to PubCo all of such TalenTec Shareholder’s Company Shares, and in exchange for the contribution of such Company Shares, PubCo shall issue 8.524 newly issued PubCo Ordinary Shares for each Company Share contributed. TTNP or the Company may terminate the Merger Agreement if fewer than all TalenTec Shareholders elect to enter into the Share Exchange Agreement. The consummation of the Business Combination is also subject to customary closing conditions, among other terms.

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The Merger Agreement includes a covenant for TalenTec and TTNP to use commercially reasonable efforts to obtain Transaction Financing in the form of written commitments for a private placement of equity, debt or other alternative financing to PubCo, from Transaction Investors, to be agreed by Parent and the Company, in an amount up to $1 million.

It is anticipated that upon Closing, (i) existing TTNP Stockholders (other than TTNP’s officers and directors (the “Related Parties”)) will own approximately 28.1% of the issued and outstanding PubCo Ordinary Shares; (ii) TalenTec Shareholders will own, beneficially, approximately 71.9% of the outstanding PubCo Ordinary Shares; and (iii) TTNP’s officers and directors will own less than 1% of PubCo’s Ordinary Shares. These ownership percentages could be subject to proportional dilution for any required financing in connection with the Closing.

TTNP Common Stock is publicly traded on the Nasdaq Capital Market under the symbol “TTNP.” PubCo has applied for listing, to be effective at the time of the Business Combination, of PubCo Ordinary Shares. Upon consummation of the Business Combination, the ordinary shares will be listed on Nasdaq Capital Market under the symbol “SIRE.”

Exclusivity

Except in connection with Transaction Financing, each of the Company and TTNP has agreed not to, and to cause its Representatives not to, until the earlier of Closing or the valid termination of the Merger Agreement, (i) initiate any negotiations with any person with respect to, or provide any non-public information or data concerning the Company or TTNP or their respective subsidiaries, or afford to any person access to the business, properties, assets or personnel of the Company or TTNP or any of their respective subsidiaries if any, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal or Alternative Transaction, as defined in the Merger Agreement, grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state relating to an Acquisition Proposal or Alternative Transaction, or (iii) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal or Alternative Transaction. Each of the Company and TTNP shall, and shall cause its Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Transaction or Acquisition Proposal.

Representations, Warranties, and Covenants

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) with respect to the Company: (i) entity organization, good standing and qualification, (ii) subsidiaries and capitalization, (iii) authorization to enter into the Merger Agreement and to consummate the Transactions, (iv) financial statements, (v) material contracts, (vi) intellectual property, (vii) title to properties and assets and outstanding liens, (viii) real property, (ix) environmental matters, (x) compliance with other instruments; (xi) compliance with laws, (xii) absence of material changes, (xiii) litigation, (xiv) insurance, (xv) governmental consents, (xvi) material permits, (xvii) registration and voting rights, (xviii) brokers, finders and transaction expenses, (xix) related-party transactions, (xx) labor agreements, actions and employee compensation, (xxi) employee benefit plans, (xxii) taxes, (xxiii) books and records, (xxiv) the U.S. Foreign Corrupt Practices Act; (xxv) anti-money laundering, (xxvi) sanctions; (xxvii) export controls; (xxviii) takeover statutes and charter provisions, (xxix) proxy statement and prospectus, and (xxx) approval of the Company Board, and, (b) with respect to TTNP: (i) entity organization, good standing and qualification, (ii) capitalization, (iii) authorization to enter into the Merger Agreement and to consummate the Transactions, (iv) financial statements, (v) material contracts, (vi) intellectual property, (vii) title to properties and assets and outstanding liens, (viii) real property, (ix) environmental matters, (x) compliance with other instruments; (xi) compliance with laws, (xii) absence of material changes, (xiii) litigation, (xiv) insurance, (xv) governmental consents, (xvi) material permits, (xvii) registration and voting rights, (xviii) brokers, finders and transaction expenses, (xix) related-party transactions, (xx) labor agreements, actions and employee compensation, (xxi) employee benefit plans, (xxii) taxes, (xxiii) books and records, (xxiv) the U.S. Foreign Corrupt Practices Act; (xxv) anti-money laundering, (xxvi) sanctions; (xxvii) export controls; (xxviii) takeover statutes and charter provisions, (xxix) proxy statement and prospectus, (xxx) SEC filings, (xxxi) the Investment Company Act and the JOBS Act, (xxxii) business activities, (xxxiii) Nasdaq quotation, and (xxxiv) approval of the TTNP Board; and (c) with respect to PubCo and Merger Sub; (i) organization, good standing, corporate power and qualification, (ii) capitalization and voting rights, (iii) due authorization, (iv) compliance with other instruments, (v) absence of changes, (vi) legal actions, (vii) brokers, finders and transaction expenses, (viii) proxy statement and prospectus, (ix) investment company or emerging growth company status, (x) business activities, (xi) governmental consents, and (xii) foreign private issuer status.

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The Merger Agreement also includes customary covenants of the parties with respect to the operation of their respective businesses prior to the consummation of the Business Combination and efforts to satisfy conditions to the consummation of the Business Combination. The Merger Agreement also contains additional covenants of the parties, including, among others: covenants of (a) the Company pertaining to (i) the Company’s conduct of business and (ii) trading in the securities of the Parent; (b) Parent and the Acquisition Entities pertaining to (i) PubCo’s Nasdaq listing,(ii) the Parent’s Nasdaq Listing, (iii) Parent conduct of business, (iv) post-Closing Directors and Officers of PubCo, (v) PubCo’s maintaining a directors’ and officers’ liability insurance policy, and (vi) public filings; and (c) joint covenants pertaining to (i) Transaction Financing (ii) Regulatory Approvals and other filings, (iii) preparation of the proxy statement and prospectus and the stockholder meeting of the Parent, (iv) support of the Transactions, (v) tax matters, (vi) stockholder litigation, (vii) acquisition proposals and alternative transactions, (ix) access to information and inspection and (ix) delisting and deregistration of TTNP Common Stock.

Conditions to the Closing of the Business Combination

Under the Merger Agreement, the obligations of the parties to consummate (or cause to be consummated) the Business Combination is conditioned upon, among other things, with respect to conditions to obligations of Parent, the Acquisition Entities and the Company: (a) the Parent Stockholders’ Approval (as defined in the Merger Agreement); (b) all required Regulatory Approvals shall have been obtained or have expired or been terminated, as applicable; (c) the registration statement to be filed with the SEC in connection with the Business Combination shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the proxy statement/prospectus shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn; (d) the PubCo Ordinary Shares to be issued in connection with the Transactions shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof; and (e) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or Governmental Order that is then in effect and which has the effect of making the Transactions illegal or which otherwise prevents or prohibits consummation of the Transactions; with respect to conditions to obligations of Parent: (a) each of the representations and warranties of the Company contained in the Merger Agreement shall be accurate and complete as of the date thereof and as of the Closing Date, as though then made, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be accurate and complete at and as of such date, except for, in each case, inaccuracies or omissions that (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” (as defined in the Merger Agreement) or another similar materiality qualification set forth therein), individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect; (b) each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects; (c) there has not been any event that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (d) all approvals, waivers or consents from any third parties required to be obtained by the Company have been obtained; and with respect to the conditions to obligations of the Company, (a) each of the representations and warranties of Parent and of each Acquisition Entity contained in the Merger Agreement shall be accurate and complete as of the date thereof and as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be accurate and complete at and as of such date, and except for, in each case, inaccuracies or omissions that (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or another similar materiality qualification set forth therein) individually or in the aggregate, have not had, and would not reasonably be expected to have a Material Adverse Effect; (b) each of the covenants of Parent and of each Acquisition Entity to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects; and (c) there has not been any event that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

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Survival of Representations, Warranties and Covenants

Except for certain covenants and agreements contained in the Merger Agreement or any related agreement that by their terms expressly apply in whole or in part after the Closing, and then only with respect to any breaches occurring after the Closing, and other customary provisions set forth in Article XI of the Merger Agreement, none of the representations, warranties, covenants obligations or other agreements contained in the Merger Agreement or any of the related agreements shall survive the Closing and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof).

Termination

Prior to the Closing, the Merger Agreement may be terminated and the Transactions abandoned:

i.	by mutual written consent of the Company and TTNP;

ii.	by written notice from the Company or TTNP to the other if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and non-appealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

iii.	by written notice from the Company or Parent to the other if the Closing has not occurred by August 19, 2025 (the “Termination Date”);

iv.	by written notice from the Company or TTNP to the other if the TTNP Stockholders’ Approval shall not have been obtained by reason of the failure to obtain the required vote at the TTNP Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof;

v.	by written notice from TTNP to the Company if the Share Exchange Agreement is not signed by TalenTec and the TalenTec Shareholders within five business days after the registration statement of which this proxy statement/prospectus forms a part becomes effective;

vi.	prior to the Closing, by written notice to the Company from TTNP if (i) there is any breach of any representation warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement, such that the conditions specified in Sections 9.2(a) or (b) of the Merger Agreement would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date TTNP provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from TTNP of such breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before the Termination Date, unless TTNP is in material breach of any of its representations, warranties, covenants or agreements under this Agreement; or

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vii.	prior to the Closing, by written notice to TTNP from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of TTNP or any Acquisition Entity set forth in the Merger Agreement, such that the conditions specified in Sections 9.3(a) or (b) of the Merger Agreement would not be satisfied at the Closing (a “Terminating TTNP Breach”), except that, if any such Terminating TTNP Breach is curable by TTNP through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by TTNP of notice from the Company of such breach (the “TTNP Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating TTNP Breach is not cured within the TTNP Cure Period or (ii) the Closing has not occurred on or before the Termination Date, unless the Company is in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement.

Expenses

On the Closing Date, PubCo shall pay or cause to be all accrued and unpaid Company Transaction Expenses and Parent Transaction Expenses.

Governing Law

The Merger Agreement, and all claims or causes of action based upon, arising out of, or related to the Merger Agreement or the Transactions, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction, provided that the TTNP Merger shall be governed by the laws of the State of Delaware.

Registration Rights Agreement

At the Closing, PubCo, Mr. Dass will enter into the Registration Rights Agreement, pursuant to which, among other things, PubCo will agree to provide him with certain rights relating to the registration for resale of the PubCo Ordinary Shares that they will receive in the TTNP Merger and the Contribution and Exchange.

Executive Officers and Directors of PubCo

The executive officers and directors of PubCo upon the Closing will be:

Name	Age	Title
Chay Weei Jye	54	Chairman and Chief Executive Officer
		Chief Financial Officer
Brynner Chiam	47	Independent Director
Avraham Ben-Tzvi (3)	54	Independent Director
Firdauz Edmin Bin Mokhtar (1*) (2*) (3)	51	Independent Director
Francisco Osvaldo Flores García (1) (2) (3*)	38	Independent Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and governance committee
(*)	Chair of that Committee

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Upon the Closing, the PubCo Board will consist of five directors, which will include Chay Weei Jye , Brynner Chiam , Firdauz Edmin Bin Mokhtar, Avi Ben-Tzvi, and Francisco Osvaldo Flores García.

TTNP’s Reasons for the Business Combination

On September 1, 2023, TTNP closed on the sale of certain ProNeura assets, including its portfolio of drug addiction products (the Probuphine and Nalmefene implant programs), in addition to other early development programs based on the ProNeura drug delivery technology, to Fedson, Inc.

The TTNP Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the TTNP Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the TTNP Board may have given different weight to different factors. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward- Looking Statements.”

In December 2021, TTNP announced its intention to work with a financial advisor to explore strategic alternatives to enhance stockholder value, potentially including an acquisition, merger, reverse merger, other business combination, sales of assets, licensing or other transaction. In July 2022, David Lazar and Activist Investing LLC acquired an approximately 25% ownership interest in TTNP, filed a proxy statement and nominated six additional directors, each of whom was elected at a special meeting of stockholders held on August 15, 2022 (the “2022 Special Meeting”). The exploration and evaluation of possible strategic alternatives by the TTNP Board continued following the 2022 Special Meeting. As described further under “Background of the Business Combination”, over the past two years TTNP has extensively evaluated a large number of potential partners for a strategic alternative transaction across a diverse range of industries. Following this extensive evaluation, the TTNP Board determined that entering into the Business Combination with the Company provided the best alternative for maximizing stockholder value reasonably available to TTNP, including other reasonably actionable strategic alternatives such as those that TTNP had evaluated consistently in recent years, including potential combinations with other companies, acquisitions of assets that would provide new growth opportunities and additional scale and exploration of potential sale opportunities.

In reaching its decision, the TTNP Board held a number of meetings, consulted with its outside legal and financial advisors, reviewed the results of the due diligence conducted by its management and advisors, and considered a number of factors, including:

●	meetings and calls with the management team and advisors of the Company regarding, among other things: (i) the Company’s strategically located operations in Malaysia; (ii) the Company’s plans to grow revenue through new clients acquisition and expansion of customers’ demand; (iii) the general global outlook and growth of the software and human resources management industry; (iv) the Company’s market position as a full-suite ecosystem for software and human resources management solutions; (v) the Company’s value proposition in Asia and globally; and (vi) strategic partnerships with industry leaders in Asia;

●	review of material contracts and other material matters of the Company, including, but not limited to, (i) the TalenTec’s key strategic partners in the human resources sector and (ii) the terms and conditions of any material commercial agreements;

●	review of historical financial performance of the Company (including unaudited financials);

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●	review of the financial projections and operating data provided by the Company’s management, including with respect to revenue;

●	review of the Company’s multi-prong approach to increasing revenues and market share in Malaysia, and the Southeast Asia Pacific region; and

●	the Company’s senior and experienced management team and their crucial role in meeting the financial and valuation analyses of the Company.

The TTNP Board appointed an independent committee to evaluate the proposed acquisition of the Company due to its affiliation with the former Chief Executive Officer. The independent committee is comprised of the four independent directors of TTNP, Brynner Chiam , Firdauz Edmin Bin Mokhtar and Francisco Osvaldo Flores García (the “Special Committee”). The TTNP Board determined that the formation of the Special Committee, which would be authorized to explore hiring a strategic advisor and independent counsel and to take any and all actions with respect to the consideration, analysis and negotiation of the Business Combination, constituted best governance practice. Because , at the time, Mr. Seow, was Chairman and Chief Executive Officer of TTNP (since resigned),and was (but is no longer) a principal shareholder of the Company, the Special Committee subsequently determined to obtain an opinion from an outside party regarding the fairness to TTNP’s stockholders of the transaction consideration (the “Fairness Opinion”). The Special Committee considered and evaluated several firms to provide the opinion before ultimately recommending that the TTNP Board engage King Kee Appraisal and Advisory Limited (“King Kee”). On August 16, 2024. King Kee furnished to the TTNP Board King Kee’s opinion (“Fairness Opinion”) that the consideration to be paid pursuant to the Business Combination is fair, from a financial point of view, to the unaffiliated stockholders of TTNP. The opinion is attached to this proxy statement/prospectus as Annex C and is further described in the section “The Business Combination Proposal – Opinion of TTNP’s Advisory Firm .” TTNP paid $30,000 to King Kee upon delivery of the Fairness Opinion materials. King Kee is not providing services to TTNP other than in connection with the preparation and delivery of the Fairness Opinion. A summary of the analyses prepared by King Kee in reaching this opinion, together with all assumptions related thereto, is set forth in the section “The Business Combination Proposal – Opinion of TTNP’s Advisory Firm .” In making its determination, the TTNP Board considered the conclusion in the Fairness Opinion that the transaction consideration is fair from a financial point of view to the unaffiliated stockholders of TTNP.

The TTNP Board further considered the benefits of the proposed Merger and concluded that the Business Combination would result in a combined company well-positioned to increase value for TTNP Stockholders. The TTNP Board also concluded that the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated, in its belief, were reasonable and that the resulting Business Combination was fair and in the best interest of TTNP Stockholders.

The TTNP Board considered all of these factors as a whole and, on balance, concluded that the potential benefits of the Business Combination outweighed the risks and uncertainties. Accordingly, the TTNP Board approved the Merger Agreement, the TTNP Merger and the other transactions contemplated by the Merger Agreement.

In addition to considering the factors described above, the TTNP Board also considered that:

Interests of Certain Persons in the Business Combination

TTNP’s directors and officers have interests in the Business Combination that are in addition to, and may be different from, the interests of TTNP Stockholders (see section titled “The Business Combination Proposal — Interests of TTNP’s Directors and Officers in the Business Combination”). The Special Committee of TTNP reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving the Merger Agreement and the transactions contemplated therein.

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After considering the foregoing, the TTNP Board concluded, in its business judgment, that the potential benefits to TTNP and its stockholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.

Organizational Structure

The following diagram illustrates the transaction structure of the Business Combination and the organizational structure of the parties thereto.

(1) The exchange of shares between TalenTec Shareholders and PubCo ,where each TalenTec Shareholder entering into the Share Exchange Agreement will contribute and exchange all of his TalenTec shares in exchange for PubCo Ordinary Shares.

(2a) Merger Sub will merge with and into TTNP, the surviving corporation of the TTNP Merger, which will become a direct wholly owned subsidiary of PubCo.

(2b) TTNP Stockholders will be issued PubCo Ordinary Shares on a 1:1 basis for each TTNP share of Common Stock. The holder of Series AA Preferred Stock will be issued 1.07296:1 PubCo Ordinary Shares in exchange for each TTNP share of Series AA Preferred Stock.

TalenTec Shareholders
TTNP Shareholders
PubCo (Foreign)
TalenTec
TTNP (U.S.)

It is anticipated that, upon the completion of the Business Combination:

●	TTNP Stockholders (other than the Related Parties) will own approximately 28.1 % of the issued and outstanding PubCo Ordinary Shares, and

●	the Company’s existing security holders will own, beneficially, approximately 71.9 % of the issued and outstanding PubCo Ordinary Shares.

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Pro Forma Voting Power and Implied Ownership Levels

The following table sets forth varying pro forma voting power and implied ownership levels in PubCo immediately following the completion of the Business Combination. The ownership percentages reflected in the table are based upon the number of Company Shares and shares of TTNP Common Stock and TTNP Series AA Preferred Stock issued and outstanding as of the Record Date, and are subject to the following additional assumptions:

Security Holders	TTNP Pre-Merger Shares Outstanding	% of Outstanding	PubCo Post-Merger Pro forma	% of Outstanding	Merger Pro forma (Fully Diluted)	(1)	% of Outstanding
TTNP Directors and Officers	3,313	*	3,313	*	9,563	(2)	*
TTNP Public Stockholders	1,061,008[5]	99.7%	1,930,234	28.1%	1,930,234		26.1%
TalenTec Shareholders	0	0	4,943,920	71.9%	4,943,920		71.9%
Total Shares outstanding at Closing, not reflecting potential sources of dilution	1,064,321	100.00%	6,877,467	100.00%	6,877,467		100%

Potential sources of dilution
TTNP Options(2)	-	0.00%	-	0.00%	79,507		1.1%
TTNP Warrants(2)	-	0.00%	-	0.00%	471,082		5.8%
Total Shares outstanding at Closing	1,064,321	100%	6,877,467	100.00%	7,384,407		6.9%

* Less than 1%.

For purposes of the table above:

(1) Assumes options and warrants are exercised post-Business Combination.

(2) Includes 6,250 shares of TTNP Common Stock subject to options exercisable within 60 days of the Record Date held by Mr. Ben-Tzvi. Mr. Ben-Tzvi is a member of the TTNP Board.

If any of these assumptions are not correct, these percentages will be different. Please see “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Record Date; Outstanding Shares of TTNP Capital Stock Entitled to Vote

TTNP has fixed the close of business on [●], 2025 , as the Record Date for determining the TTNP Stockholders entitled to notice of and to attend and vote at the Special Meeting.

As of the close of business on the Record Date there were [●] shares of TTNP Common Stock outstanding and entitled to vote. Each share of TTNP Common Stock is entitled to one vote per share at the Special Meeting.

5 Assumes conversion of TTNP Series AA Preferred Stock held by Sire into 150,087 shares of TTNP Common Stock.

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Quorum and Required Vote for TTNP Stockholder Proposals

A quorum of TTNP Stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if 34% of the shares of TTNP Common Stock issued and outstanding and entitled to vote at the Special Meeting is present via the virtual meeting platform or represented by proxy at the Special Meeting. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum.

The approval of the Business Combination Proposal requires the affirmative vote of a majority of the issued and outstanding shares of TTNP Common Stock as of the Record Date. Accordingly, a TTNP Stockholder’s failure to vote by proxy or to vote at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Business Combination Proposal. TTNP’s directors and officers have stated their intention to vote their shares in favor of the Business Combination Proposal and all other Proposals presented in this proxy statement/prospectus. TTNP’s directors and officers hold less than one percent of TTNP’s outstanding Common Stock. As a result, [528,849], or [49.8%]. of TTNP’s Public Stockholders will be required to vote in favor of the Business Combination Proposal in order for it to be approved.

The approval of the Nasdaq Proposal requires the affirmative vote of the holders of a majority of the shares of TTNP Common Stock cast by the stockholders present via the virtual meeting platform or represented by proxy and entitled to vote thereon at the Special Meeting. A TTNP Stockholder’s failure to vote by proxy or to vote via the virtual meeting platform at the Special Meeting or an abstention will have no effect on the outcome of the vote on the Nasdaq Proposal.

The approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the shares of TTNP Common Stock cast by the stockholders present via the virtual meeting platform or represented by proxy and entitled to vote thereon at the Special Meeting. A TTNP Stockholder’s failure to vote by proxy or to vote via the virtual meeting platform at the Special Meeting or an abstention will have no effect on the outcome of the vote on the Adjournment Proposal.

It is important for you to note that in the event that the Business Combination Proposal does not receive the requisite vote for approval, the Business Combination will not be consummated. If the Business Combination is not consummated, TTNP will need to find an alternate business or risk being delisted if it is unable to continue to meet the continuing listing requirements on Nasdaq.

Proxy Solicitation

Proxies may be solicited by telephone, by facsimile, by mail, on the internet or in person. TTNP has engaged [●] to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares via the virtual meeting platform if it revokes its proxy before the Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy, as described in the section titled “Special Meeting of TTNP Stockholders — Revoking Your Proxy.”

Interests of TTNP’s Directors and Officers in the Business Combination

TTNP’s current officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interest. These interests include:

●	TTNP’s directors will continue to serve on the Board of PubCo, and Mr. Chay, TTNP’s Chief Executive Officer, will serve as Chairman and Chief Executive Officer of PubCo.

●	TTNP’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Merger Agreement.

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The existence of the interests described above may result in a conflict of interest on the part of TTNP’s officers and directors in entering into the Merger Agreement and making their recommendation that you vote in favor of the approval of the Business Combination.

Recommendation to Stockholders

The TTNP Board believes that the Proposals to be presented at the Special Meeting are in the best interests of TTNP and its stockholders and recommends that TTNP Stockholders vote “FOR” each of the Proposals.

For more information about the TTNP Board’s recommendation and the Proposals, see the sections titled “Special Meeting of TTNP Stockholders — Recommendation of the TTNP Board” and “The Business Combination Proposal — TTNP Board’s Reasons for Approval of the Business Combination.”

Anticipated Accounting Treatment

The Business Combination will be accounted for as a “reverse recapitalization” in accordance with the U.S. GAAP. See the subsection titled “The Business Combination Proposal— Anticipated Accounting Treatment of the Business Combination.”

Regulatory Approvals

The Business Combination is not subject to any regulatory requirement or approval, except for (i) filings with the State of Delaware and the Registrar of Companies of the Cayman Islands, and (ii) filings required with the SEC pursuant to the reporting requirements applicable to TTNP, and the requirements of the Securities Act and the Exchange Act to disseminate this proxy statement to TTNP Stockholders.

Recent Developments

On April 2, 2024, the TTNP Board (i) accepted the resignations of Eric Greenberg, Matthew C. McMurdo and David Natan as directors of TTNP and (ii) appointed Firdauz Edmin Bin Mokhtar and Francisco Osvaldo Flores García as independent directors of TTNP to fill two of the vacancies created by the resignations. The resignations of Messrs. Greenberg, McMurdo and Natan were effective immediately and were not the result of any disagreements with TTNP relating to TTNP’s operations, policies or practices. Messrs. Greenberg and McMurdo served as members of TTNP’s Audit Committee, Compensation Committee and Nominating Committee, and Mr. Natan served on the Audit Committee and Compensation Committee. The TTNP Board determined that Mr. Mokhtar is an “audit committee financial expert” and that both Mr. Mokhtar and Mr. Flores are “independent” as defined under the relevant rules of the SEC and Nasdaq. After giving effect to these changes in membership, as of April 2, 2024, four of the TTNP Board’s seven directors had been nominated by Sire, of which Seow Gim Shen was the sole shareholder. As reported on the Sire Schedule 13D, dated October 4, 2023, pursuant to a Securities Purchase Agreement dated September 13, 2023, Sire purchased 950,000 shares of TTNP Series AA Preferred Stock, currently convertible into 150,087 shares of Common Stock, or approximately 16.7% of the number of shares outstanding as of September 13, 2023.

On August 19, 2024, we entered into a Merger and Contribution and Share Exchange Agreement (the “Merger Agreement”) regarding a business combination with TalenTec Sdn. Bhd., f/k/a, KE Sdn. Bhd (“TalenTec”). The Merger Agreement was approved by our Board of Directors. If the Merger Agreement is approved by the TTNP Stockholders, and the TalenTec Shareholders enter into the Share Exchange Agreement (and the other closing conditions are satisfied or waived in accordance with the Merger Agreement), then, upon consummation of the transactions contemplated by the Merger Agreement, TTNP will be combined with TalenTec in a “reverse merger” transaction consisting of two steps:

1.	TTNP Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of BSKE Limited (“BSKE”), a Cayman Islands exempted company, will merge with and into TTNP (the “Merger”); the separate existence of Merger Sub will cease; and TTNP will be the surviving corporation of the Merger and a direct wholly owned subsidiary of BSKE.
2.	Within five business days of the filing by TTNP and BSKE of the registration statement of which ta proxy statement/prospectus is included, TalenTec Shareholders may elect to enter into the Share Exchange Agreement with TTNP and BSKE, pursuant to which, immediately following the Merger, each TalenTec Shareholder entering into the Share Exchange Agreement will contribute and exchange all of his TalenTec shares in exchange for ordinary shares of BSKE. TTNP may terminate the Merger Agreement if fewer than all TalenTec Shareholders enter into the Share Exchange Agreement within the specified period.

Completion of the Merger is subject to the approval of the Merger by TTNP Stockholders and the issuance of shares related to the Merger, approval of the listing by Nasdaq of BSKE on the Nasdaq Capital Market, post-Merger, and satisfaction or waiver of other customary conditions set forth in the Merger Agreement. Accordingly, there can be no assurance that the proposed Merger will be consummated.

On October 24, 2024, Mr. Seow notified the TTNP Board of Directors of his decision to resign as Chief Executive Officer and Chairman of the Board, for personal reasons and not as a result of any disagreement with our Board or management on any matter relating to our operations, policies or practices. We anticipate that the resignation of Mr. Seow will not impact consummation of the Business Combination.

On December 2, 2024, the TTNP Board appointed Mr. Chay Weei Jye as Chief Executive Officer, effective December 2, 2024.

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SUMMARY RISK FACTORS

The consummation of the Business Combination and the business and financial condition of PubCo subsequent to Closing are subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” of this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described below, alone or in combination with other events or circumstances, may adversely affect TTNP’s ability to effect a business combination, and may have an adverse effect on the business, cash flows, financial condition and results of operations of TTNP and the Company prior to the Business Combination and that of PubCo subsequent to the Business Combination. Such risks include, but are not limited to:

Risks Related to the Company’s Business and Industry

●	The Company Group depends on licenses, reseller contracts and distribution agreements with third-party software vendors to provide its services. Changes in their terms or a vendor’s ending its relationship with the Company Group could have a material adverse effect on its financial performance and prospects.

●	Financial projections with respect to the Company may not prove to be reflective of actual financial results.

●	The Company Group is dependent on its directors and key senior management team for continued success and growth of the Company Group’s business.

●	The Company Group depends on its team of in-house consultants and staff for the provision of HCM solutions.

●	While TTNP and the Company work to complete the Business Combination, the Company’s management’s focus and resources may be diverted from operational matters and other strategic opportunities.

●	The Company Group faces competition from other HCM solutions providers and software vendors. If the Company Group is unable to compete effectively, the Company Group’s business, operating results or financial condition could be adversely affected.

●	TalenTec had projected increasing working capital deficits for fiscal years 2024 through 2026.

●	The Company Group’s business depends substantially on its customers’ continued use of its solutions, their purchases of additional solutions from the Company Group and the Company Group’s ability to add new customers. Any decline in the Company Group’s customers’ continued use of its solutions or purchases of additional solutions could adversely affect its business, operations or financial condition.

●	The Company Group’s business, operating results or financial condition could be adversely affected if its clients are not satisfied with its deployment or technical support services, or if its solution fails to perform properly.

●	The Company’s dependence on a limited customer base.

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●	Because of the high cost of HCM solutions, the Company Group’s target market is limited to large organizations with substantial human resources budgets.

●	The market for the Company Group’s solution among large companies may be limited if these companies demand customized features and functions that the Company Group does not offer.

●	Most of the Company Group clients are concentrated in a relatively small number of industries, making it vulnerable to downturns in those industries.

●	The project-based and contract-based nature of the Company Group’s business and the timing of delivery may lead to fluctuations in the Company Group’s revenue, profit and operating cash flow.

●	The Company Group is exposed to credit risk and default payment by customers.

●	The Company Group is exposed to foreign exchange transaction risks which may impact the profitability of the Company Group.

●	The Company Group’s HCM solution project deliverables are exposed to unexpected delays or interruptions caused by operational factors, accidents and natural disasters beyond its control.

●	Company Group customers may claim liquidated damages for its delays in providing or failure to provide services in accordance with customer agreements. Significant claims for liquidated damages could impair the Company Group’s financial performance.

●	The Company Group’s success depends on growth in market acceptance of the digitalization of human resources processes and related services it provides.

●	If the Company Group is unable to rapidly grow its sales force, it will not be able to grow its business at the rate that it anticipates, which could harm its business, operations and financial condition.

●	The Company Group’s failure to maintain or enhance its reputation or brand recognition could harm its business.

●	The Company Group may not be able to successfully implement its business strategies.

●	Most of the Company Group’s customer contracts are short-term, requiring the Company, continuously, to secure new contracts to maintain its business.

●	The Company Group is exposed to risks relating to the economic, political, legal and regulatory environments in the countries in which it operates.

●	Because the Company Group’s long term success depends, in part, on its ability to expand the sales of its solution to customers located outside of Malaysia, its business will be subject to risks associated with international operations.

●	The Company Group insurance coverage may not be adequate to cover all losses or liabilities that may arise in the course of its business operations.

●	Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for the Company Group’s solutions, and could have a negative impact on its business.

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●	Volatility in the financial and economic environment could harm the Company Group’s business.

●	The Company Group’s financial results may fluctuate due to many factors, some of which may be beyond its control.

●	The Company Group’s business and operations are exposed to sudden disruptions caused by serious pandemic and epidemic outbreaks.

Risks Related to the Company’s Data Privacy, Cybersecurity and Intellectual Property

●	The Company Group’s third party HCM solutions, Oracle PeopleSoft HCM, Oracle PeopleSoft Financials, Dayforce HCM, MiHCM Cloud and SunFish WorkPlaze HR are exposed to the risk of security breaches.

●	Privacy concerns, evolving regulation of cloud computing, cross-border data transfer, and other domestic or foreign laws and regulations may reduce the adoption of the Company Group’s solutions, resulting in significant costs and compliance challenges, and adversely affect its business and operating results.

●	Some of the Company Group’s solutions utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect the Company Group’s business.

Risks Related to the Company’s International Operations, Legal and Regulatory Matters

●	The Company Group’s business is subject to numerous legal and regulatory risks that could have an adverse impact on its business and prospects.

●	The Company Group’s international operations are, and its strategy to expand internationally will be, subject to increased challenges and risks.

●	The Company Group’s revenue and net income may be materially and adversely affected by any economic slowdown or developments in the social, political, regulatory and economic environments in Asia as well as globally.

●	Uncertainties with respect to the legal system in certain markets in Southeast Asia could adversely affect the Company Group business.

●	The Company Group could face uncertain tax liabilities in various jurisdictions where it operates, and suffer adverse financial consequences as a result.

Risks Related to TTNP and the Business Combination

●	TTNP has incurred, and will continue to incur, significant transaction and transition costs in connection with the Business Combination.

●	If the conditions to the Merger Agreement are not met, the Business Combination may not occur.

●	TTNP has incurred net losses in almost every year since its inception, which losses will continue for the foreseeable future and raise substantial doubt about TTNP’s ability to continue as a going concern.

●	TTNP may be obligated to purchase outstanding warrants.

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●	Since TTNP’s officers and directors have interests that are different, or in addition to (and which may conflict with), the interests of the TTNP Stockholders, a conflict of interest may have existed in determining whether the Business Combination is appropriate.

●	There are risks to the TTNP Stockholders becoming shareholders of PubCo through the Business Combination rather than acquiring securities of the Company directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the TTNP officers and directors.

●	The exercise of the TTNP Board’s discretion in agreeing to changes or waivers in the terms of the Merger Agreement and related agreements, including Closing conditions, may result in a conflict of interest when determining whether such changes to the terms or waivers of conditions are appropriate and in the TTNP Stockholders’ best interest.

●	TTNP may issue notes or other debt securities, or otherwise incur substantial debt, to complete the Business Combination, which may adversely affect TTNP’s leverage and financial condition and thus negatively impact the value of TTNP Stockholders’ investments.

●	Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect TTNP’s business, including its ability to negotiate and complete the Business Combination, and results of operations.

●	Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination.

●	The PubCo Ordinary Shares to be received by TTNP Stockholders as a result of the Business Combination will have different rights from shares of TTNP Common Stock.

●	The Business Combination is with a company located outside of the United States, and the laws applicable to such company will likely govern all of the material agreements related to the Business Combination, and as a result TTNP may not be able to enforce all of its legal rights under U.S. law.

●	TTNP will effect the Business Combination with a company located outside of the United States, subjecting it to a variety of additional risks that may adversely affect TTNP.

Risks Related to PubCo Operating as a Public Company

●	TalenTec’s current management team has limited experience managing a public company.

●	In the future, if PubCo fails to implement and maintain an effective system of internal controls, PubCo may be unable to accurately report its results of operations, meets its reporting obligations or prevent fraud, and investor confidence and the market price of PubCo Ordinary Shares may be materially and adversely affected.

●	If PubCo ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting, and other expenses that it would not incur as a foreign private issuer.

●	Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

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●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under Cayman Islands law.

●	There may be sales of a substantial amount of PubCo Ordinary Shares after the Business Combination by the current stockholders of TTNP, and these sales could cause the price of PubCo’s securities to fall.

●	PubCo does not expect to declare any dividends in the foreseeable future.

●	If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about PubCo, its business, or its market, or if they change their recommendations regarding PubCo Ordinary Shares adversely, then the price and trading volume of PubCo Ordinary Shares could decline.

Risks Related to the Ownership of PubCo Securities After the Business Combination

●	There can be no assurance that the PubCo Ordinary Shares that will be issued in connection with the Business Combination will remain listed on Nasdaq after approval of its listing following the Closing, or that PubCo will be able to comply with Nasdaq’s continued listing standards.

●	A market for PubCo’s securities may not continue, which would adversely affect the liquidity and price of PubCo’s securities.

●	The sale by TalenTec Shareholders and holders of TTNP Series AA Preferred Stock may adversely affect the market price of the PubCo Ordinary Shares

●	If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of TTNP’s securities or, following the Closing, PubCo’s securities, may decline.

●	Failure to maintain effective internal controls over financial reporting could have a material adverse effect on PubCo’s business, operating results and stock price.

●	Each of TTNP and the Company have incurred and will incur substantial costs in connection with the Business Combination and related transactions, such as legal, accounting, consulting and financial advisory fees.

For additional detail on these and other risks, see “Risk Factors” starting on page 41 of this proxy statement/prospectus.

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SELECTED HISTORICAL FINANCIAL INFORMATION AND OPERATING DATA OF TALENTEC

The following tables set forth selected historical financial information of TalenTec included elsewhere in this proxy statement/prospectus.

The balance sheet data as of July 31, 2023 and 2024, and statement of operations data for the years ended July 31, 2023 and 2024 are derived from TalenTec’s audited financial statements included elsewhere in this proxy statement/prospectus.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto, which are prepared and presented in accordance with U.S. GAAP and included elsewhere in this proxy statement/prospectus. TalenTec’s historical results are not necessarily indicative of future results.

	For the Year ended July 31,
	2023	2024
Consolidated condensed statements of income
Revenues	$2,082,028	$2,124,496
Cost of revenues	1,617,919	1,437,661
Gross profit	464,109	686,835
Total operating expenses	418,299	568,175
Income from operations	45,810	118,660
Total other (expenses)/income, net	(34,124)	34,567
Net income	$11,686	$153,227
Earnings per share – basic and diluted	0.02	0.31
Weighted average shares outstanding - basic and diluted	500,000	501,312

	July 31, 2023	July 31, 2024
	US$	US$

Selected Balance Sheet Data:
Cash and cash equivalents	$3,353	$684,497
Restricted cash	544,720	549,533
Accounts receivable, net	193,245	287,324
Contract assets	4,351	3,380
Deferred costs	265,952	317,761
Prepaid expenses and other current assets	42,760	38,914
Property and equipment, net	105	1,365
Right-of-use asset	41,210	-
Total Assets	1,095,696	2,252,471
Accounts payable	99,251	152,327
Notes payable	289,082	319,750
Contract liabilities	432,912	475,697
Accrued expenses and other current liabilities	103,211	182,116
Amount due to related parties	33,296	358,626
Short-term borrowings	129,157	-
Long-term borrowings	91,664	66,193
Lease liability	42,042	-
Total Liabilities	1,338,178	1,572,658
Total shareholders’ (deficit)/equity	(242,482)	679,813
Total Liabilities and Shareholders’ (Deficit)/Equity	$1,095,696	$2,252,471

	For the Year ended July 31,
	2023	2024

Condensed consolidated statement of cash flows
Net cash provided by operating activities	$308,475	$191,554
Net cash used in investing activities	-	(1,526)
Net cash (used in)/provided by financing activities	(302,844)	556,460

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SELECTED HISTORICAL FINANCIAL INFORMATION OF TTNP

The following tables present the selected financial data of TTNP. The selected historical financial information of TTNP as of December 31, 2023 and 2022 was derived from the audited historical financial statements of TTNP included elsewhere in this proxy statement/prospectus. The selected historical data as of and for the nine months ended September 30, 2024 are derived from TTNP’s unaudited financial statements appearing elsewhere in this proxy statement/prospectus. The unaudited financial statements were prepared on the same basis as its audited annual financial statements and include all adjustments, consisting only of normal recurring adjustments that are considered necessary for a fair presentation of the financial information set forth in those statements.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “TTNP’s Management’s Discussion and Analysis of Financial Condition and Results of Operation” and the financial statements and notes thereto included elsewhere in this proxy statement/prospectus.

	For nine months ended September 30, 2024	For the years ended December 31,
	(unaudited)	2023	2022
Selected Statement of Operation Data:	US$	US$	US$
	(In thousands, except per share data)
Revenue	$-	$184	$557
Total operating expenses	3,891	7,461	10,792
Loss from operations	(3,891)	(7,277)	(10,235)
Other (expense) income, net	(26)	1,708	29
Net loss	(3,916)	(5,569)	(10,206)
Net loss per share – basic and diluted	(4.38)	(7.41)	(15.19)
Weighted average shares outstanding Basic and diluted	894	752	672

	September 30, 2024 (unaudited)	December 31, 2023	December 31, 2022
	US$	US$	US$
	(In thousands)
Selected Balance Sheet Data:
Cash	$3,999	$6,760	$2,937
Restricted cash	-	13	196
Notes receivables	-	1,000	-
Prepaid expenses and other current assets	151	199	314
Property and equipment, net	-	5	224
Operating lease right-of-use asset	-	63	183
Total Assets	3,602	8,086	4,058
Accounts payable	371	348	695
Note payable to related party	-	500	-
Other accrued liabilities	-	519	1,488
Discontinued operations-current liabilities	-	-	129
Total Liabilities	371	1,444	2,695
Total Stockholders’ Equity	3,231	6,642	1,363
Total Liabilities, Redeemable Common Stock and Stockholders’ Equity	$3,602	$8,086	$4,058

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	September 30, 2024	December 31,
	(unaudited)	2023	2022
	US$	US$	US$
	(In thousands)
Condensed consolidated statement of cash flow
Net cash (used in) provided by operating activities	$(3,374)	$(7,092)	$(8,183)
Net cash provided by investing activities	-	732	-
Net cash provided by financing activities	-	10,000	4,984

COMPARATIVE PER SHARE INFORMATION

The following table sets forth the per share data of each of TTNP and TalenTec on a stand-alone basis and the unaudited pro forma condensed combined per share data for the nine months ended September 30, 2024 and year ended July 31, 2024 after giving effect to the Business Combination. The pro forma earnings information the nine months ended September 30, 2024 and year ended July 31, 2024, were computed as if the Business Combination had been completed on October 1, 2023 and carried forward through the interim period.

You should read the information in the following table in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of TTNP and the Company and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited TTNP and Company pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

	Historical
	September 30, 2024	July 31, 2024	Transaction Accounting	Pro Forma
	TTNP	TALENTEC	Adjustments	Combined
	(in U.S. dollars thousands, except for share and per share data, or otherwise noted)
Net loss	$(5,846)	$(296)	$(12)	$(5,705)
Basic and diluted weighted average shares outstanding	858,971			6,877,467
Net loss per ordinary share- basic and diluted	$(6.81)			$(0.83)

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RISK FACTORS

You should carefully review and consider the following risk factors and the other information contained in this proxy statement/prospectus, including the financial statements and notes to the financial statements included herein, in evaluating the Business Combination and the Proposals to be voted on at the Special Meeting. The following discussion includes risk factors that apply to the business and operations of the Company and its subsidiaries and will also apply to the business and operations of PubCo following the Closing. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, cash flows, financial condition and results of operations of PubCo following the Closing. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section titled “Cautionary Note Regarding Forward-Looking Statements.” The Company and PubCo may face additional risks and uncertainties that are not presently known, or that the Company and PubCo currently deem immaterial, which may also impair the Company’s business or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.

Risks Related to the Company’s Business and Industry

Financial projections with respect to the Company may not prove to be reflective of actual financial results.

In connection with the Business Combination, the TTNP Board considered, among other things, internal financial forecasts prepared by, or at the direction of, the management of the Company, the key elements of which are set forth in the section titled “The Business Combination Proposal — TTNP Board’s Reasons for the Approval of the Business Combination.” The Company does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, revenue, financial condition or other results. These projections and forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are highly speculative in nature. These projections and forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of the Company. There can be no assurance that PubCo’s financial condition, including its cash flows or results of operations, will be consistent with those set forth in such projections and forecasts, which could have an adverse impact on the market price of the PubCo Ordinary Shares or the business, financial condition and results of operations of PubCo following the Closing.

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The Company Group depends on licenses, reseller contracts and distribution agreements with third-party software vendors to provide its services. Changes in their terms or a vendor’s ending its relationship with the Company Group could have a material adverse effect on its financial performance and prospects.

The Company Group does not develop its own software, but enters into licenses, reseller contracts or distribution agreements with third-party vendors, which are local or regional subsidiaries or affiliates of Oracle Corporation, Microimage (Private) Limited, Dayforce, Inc., and Humanica Public Company Limited, to resell to customers the software and regarding which the Company Group provides consulting, implementation, training, and maintenance services to its customers. If the Company Group is unable to maintain these licenses, reseller contracts or distribution agreements, or if the Company Group is required to make significant changes in the terms and conditions of these licenses, reseller contracts or distribution agreements, the Company Group may need to seek replacement vendors to address any revisions to any these licenses, reseller contracts or distribution agreements with its current vendors, which could increase its expenses and impair the quality of its services. In addition, the Company Group cannot provide any assurance that its vendors will continue to support their technologies. If any software that the company distributes or services ceases to be available or supported by its vendor, the Company Group may be unable to find suitable alternatives on reasonable terms, or at all. . In particular, maintenance, implementation, and licensing of Oracle Corporation’s PeopleSoft HCM and PeopleSoft Financials products accounted for 72.3% and 78.9% of the Company’s Group’s revenues in fiscal years 2023 and 2024, respectively. TalenTec has been a licensee of Oracle Corporation since 1993 and has qualified to renew its rights to distribute the PeopleSoft products, annually; but a loss of Oracle Corporation as a vendor would impair the Company Group’s ability to provide or require the Company to cease a substantial portion of its services.

The Company Group depends on its team of in-house consultants and staff for the provision of HCM solutions.

The Company Group’s in-house consultants and staff are its main assets in its HCM solutions business. The provision of HCM solutions, including consulting and implementation of the respective solutions as well as technical support and maintenance services, requires the expertise of its consultants and staff who are equipped with extensive human resources knowledge, as well as experience in HCM software. A s of December 31, 2024, the Company Group has a total of 38 in-house consultants and staff (including 20 certified by Oracle Corp, nine certified by Dayforce, Inc., three certified by Microimage (Private) Ltd and 12 certified by Humanica Public Company Ltd, and the Company Group’s in-house consultants and staff consist of 37 permanent employees while the remaining one is a contract or temporary employee.. The Company Group’s consultants are trained and qualified to provide services with multiple products.

The Company Group’s ability to attract and retain competent and skilled consultants and staff is crucial for its continued success, future business growth and expansion. Any loss by the Company Group of its consultants and staff, if it is unable to find suitable replacements in a timely manner, may cause disruptions to its project deliverables. Consequently, if the Company Group is unable to adhere to its project delivery schedules, its billing schedule will be delayed, as invoices are issued according to project delivery milestones.

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While TTNP and the Company work to complete the Business Combination, the Company’s management’s focus and resources may be diverted from operational matters and other strategic opportunities.

Successful completion of the Business Combination may place a significant burden on management and other internal resources of the Company. The diversion of management’s attention and any difficulties encountered in the transition process could harm the Company’s business, financial condition, results of operations and prospects and PubCo’s following the Business Combination. In addition, uncertainty about the effect of the Business Combination on the Company’s employees, consultants, customers, suppliers, partners, and other third parties, including regulators, may have an adverse effect on PubCo following the Business Combination. These uncertainties may impair PubCo’s ability to attract, retain and motivate key personnel for a period of time after the completion of the Business Combination.

The Company Group faces competition from other HCM solutions providers and vendors. If the Company Group is unable to compete effectively, the Company Group’s business, operating results or financial condition could be adversely affected.

The market for HCM solutions is highly competitive, rapidly evolving and fragmented. HCM solutions end-users may engage HCM solution providers other than the Company Group, including the Company Group’s vendors, directly, for their projects, and, hence, the Company Group faces competition from these solution providers and software vendors. As at the LPD, there are about six solution providers and vendors in Malaysia with operations similar to TalenTec’s, i.e., that are system integrators offering multiple products addressing the same markets as TalenTec; about four such solution providers and vendors in Singapore; about such five solution providers and vendors in Philippines; and about five such solution providers and vendors in Indonesia, all of whom are also selling HCM solutions from Oracle Corp, Dayforce, Inc., Humanica Public Company Limited, or Microimage (Private) Ltd.

The Company Group competes with such solution providers, as well as with the Company’s vendors when customers engage vendors directly, as these vendors directly license products that TalenTec distributes, as well as other brands of their HCM software, and they also provide implementation and consulting services to customers. The Company Group competes with these solution providers and vendors, as well as vendors and distributors of other HCM products, in terms of expertise and resources available, software used, service quality, delivery time and pricing strategies.

The Company Group expects competition to continue to intensify as new technologies and new market entrants emerge and increasingly aggressive pricing strategies persist. Certain competitors have access to larger clients and license, reseller, or distribution agreements with vendors other than the Company Group’s and a more established presence in the markets than the Company Group does. Certain of the Company Group’s competitors have in the past or may in the future:

●	adapt more rapidly to new or emerging technologies and changes in client requirements;

●	develop superior products or services, gain greater market acceptance and expand their product and service offerings more efficiently or rapidly;

●	offer products and services that the Company Group may not offer or bundle products and services in a manner that provides them with a price advantage;

●	offer products that can be integrated with other software or systems, whereas the Company Group’s software solutions may not allow for such integration;

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●	establish and maintain partnerships with third parties that enhance and expand their product offerings;

●	take advantage of acquisition and other opportunities for expansion more readily;

●	maintain a lower cost basis;

●	secure contractual terms and implement other client retention strategies that increases the Company Group’s costs to acquire new clients;

●	adopt more aggressive or desirable pricing policies; or

●	devote greater resources to the promotion, marketing and sale of their products and services.

In addition, some of the Company Group’s principal competitors offer their products or services at a lower price, which has resulted in pricing pressures. Similarly, some competitors offer different billing terms, which has resulted in pressures on the Company Group’s billing terms. If the Company Group is unable to maintain its pricing levels and its billing terms, the Company Group’s operating results would be negatively impacted. In addition, pricing pressures and increased competition generally could hinder the Company Group’s ability to attract and retain clients and could result in reduced sales, reduced margins, losses or the failure of the Company Group’s solution to maintain widespread market acceptance, any of which could adversely affect its business, operating results or financial condition.

Some of the Company Group’s competitors have far greater resources for marketing, selling, and implementing HCM products than the Company. The competition arising from other solution providers and vendors may result in increased difficulty for the Company Group in winning competitive tenders for future projects, which will have a negative impact on its revenue and subsequently its overall financial performance.

TalenTec had projected working capital deficits for fiscal years 2024 through 2026.

As of July 31, 2024, TalenTec had working capital of $696,397, in part, as a result of an $800,000 equity investment, but Talentec’s financial projections prepared prior to the investment and provided to the TTNP Board, the TTNP Special Committee, and King Kee, which delivered the Fairness Opinion to the TTNP Board and Special Committee, included working capital deficits of $387,00, $646,000 and $976,000, in fiscal years 2024, 2025, and 2026, respectively. If working capital deficits develop after fiscal 2024, and TalenTec cannot find financing of them, of which there can be no assurance, the Company may be unable to pay its obligations as they become due, and may fail, resulting in a potential loss of your entire investment.

The Company Group’s business depends substantially on its customers’ continued use of its solutions, their purchases of additional solutions from the Company Group and the Company Group’s ability to add new customers. Any decline in the Company Group’s customers’ continued use of its solutions or purchases of additional solutions could adversely affect its business, operations or financial condition.

In order for the Company Group to maintain or improve its operating results, it is important that the Company Group’s current customers continue to use its solutions and purchase additional solutions from it, and that the Company Group adds additional customers. The Company Group’s customers have no obligation to continue to use its solutions, and may choose not to continue to use its solutions at the same or higher level of service, if at all. There have been instances where clients have opted not to renew their contracts with TalenTec due to internal cost reduction initiatives within their organizations. Additionally, some clients have chosen not to pursue annual software upgrades, as they are satisfied with the functionality of their current version, which consequently leads to the non-renewal of their contracts with the Company.

The Company Group’s customers retention rates may fluctuate as a result of a number of factors, including the level of customers satisfaction with its solutions, pricing, the prices of competing products or services, mergers and acquisitions affecting its customers base, reduced hiring by its customers or reductions in its customers’ spending levels. If the Company Group’s customers do not continue to use its solutions, renew on less favorable terms, fail to purchase additional solutions, or if the Company Group fails to add new customers, its revenue may decline, and the Company Group’s business, operations or financial condition could be adversely affected.

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The Company Group’s business, operating results or financial condition could be adversely affected if its clients are not satisfied with its deployment or technical support services, or if its solution fails to perform properly.

The Company Group’s business depends on its ability to satisfy its clients, both with respect to its solutions and the technical support provided to help its clients use the solutions that address the needs of their businesses. The Company Group uses its in-house deployment personnel to implement and configure its solution and provide support to its clients. If a client is not satisfied with the quality of the Company Group’s solution, the solutions delivered or the support provided, the Company Group could incur additional costs to address the situation, the Company Group’s profitability might be negatively affected, and the client’s dissatisfaction with its deployment or support service could harm its ability to sell additional solutions to that client. In addition, the Company Group’s sales process is highly dependent on the reputation of its solutions and technical support and on positive recommendations from its existing clients. Any failure to maintain high-quality technical support, or a market perception that the Company Group do not maintain high-quality technical support, could adversely affect client retention, its reputation, its ability to sell its solutions to existing and prospective clients, and, as a result, adversely affect its business, operating results or financial condition.

The Company Group depends on a few customers for a significant part of its revenue.

For fiscal year 2024, three customers accounted for approximately 34% of the Company’s Group’s total revenue. One of the three customers, a leading technology corporation, has renewed its two-year contract for PeopleSoft support, maintenance, and enhancement services, effective January 5, 2024. Fees for the two years will total approximately $500,000.

The agreement with the second customer, a regulatory authority in Malaysia and a customer since 1999, is for services in respect of the PeopleSoft Software and Integrated Resource Information System (IRIS), which is the customized version of PeopleSoft used by this customer. The services consist of application maintenance support, corrective maintenance to address defects in daily system operations, change requests for new functionalities or enhancements, and preventive maintenance to ensure optimal system performance. The term of each agreement is two years, the current term continuing until December 31, 2026. The customer also has the right to terminate the agreement at any time without any reason on at least three months’ notice. Fees for the two years will total approximately $500,000, and the customer has a one-year renewal option with fees of approximately $275,000.

The agreement with the third customer, a well-established local life insurance company, a customer since 2004, is for services in respect of software support services and maintenance. The services consist of software license support and maintenance. The agreement has a one-year term that commenced in May 2024, with fees of approximately $101,000.

Also, see Note 14 to Consolidated Financial Statements.

The Company Group has taken steps to mitigate the risk of dependency on the abovementioned customers by expanding its clientele and widening the range of its products and services, such as the addition of Sunfish Workplaze HR and Dayforce. However, there can be no assurance that the Company Group will be successful in diversifying its customer base. Any loss of all or a substantial amount of the business with more of the abovementioned customers will have a significant adverse impact on the Company Group’s revenue and profitability.

Because of the high cost of HCM solutions, the Company Group’s target market is limited to large organizations with substantial human resources budgets.

HCM solutions generally are suitable for large organizations (at least approximately 300 employees) for automation of HR processes and management of large volumes of data generated for such a workforce. HCM solutions also allow organizations to enhance its talent management strategies by incorporating modern key performance indicators such as employees’ health, fitness, happiness and levels of engagement, enabling organizations to TalenTec abreast with evolving needs of its workforce and to position themselves as a desired workplace to attract the best talent in the market.

The adoption of HCM solutions requires high cost of investment which comprises cost to purchase user licenses and cost to engage consulting, implementation, and support and maintenance services for the solution. The cost of a HCM solution is based on various factors, including types of software, modules to be implemented, duration of project, number of consultants required and complexity of the solutions based on organizations’ HR policies and workflow processes requirements.

The market for the Company Group’s solution among large companies may be limited if these companies demand customized features and functions that the Company Group does not offer.

Prospective customers, especially larger companies, may require customized features and functions unique to their business processes that the Company Group does not offer. In order to ensure the Company Group meets these requirements, the Company Group may devote a significant amount of support and services resources to larger prospective customers, increasing the cost and time required to complete sales with no guarantee that these customers will continue to use its solution. The Company Group may not be successful in implementing any customized features or functions. If prospective customers require customized features or functions that the Company Group does not offer, or that would be difficult for them to deploy themselves, then the market for the Company Group’s solution will be more limited and its business could be adversely affected.

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Most of the Company Group clients are concentrated in a relatively small number of industries, making it vulnerable to downturns in those industries.

Most of the Company Group’s customers operate in the technology, property management, property development, management consulting services infrastructure, banking and financial services, retail, manufacturing, public sector, education institution and hospitality services industries. As a result, if any of those industries suffers a downturn, the portion of the Company Group’s business attributable to customers in those industries could be adversely affected.

The project-based and contract-based nature of the Company Group’s business and the timing of delivery may lead to fluctuations in the Company Group’s revenue, profit and operating cash flow.

The Company Group’s revenue is mainly derived from the provision of HCM solutions, followed by the provision of IT staff augmentation, outsourcing and consulting services. Revenue from HCM solution projects and IT staff augmentation, outsourcing and consulting services collectively contributed approximately 80% to the Company Group’s total revenue in fiscal year 2024, and 78% to the Company Group’s total revenue in fiscal year 2023.

The provision of its HCM solutions, particularly the consulting and implementation of solutions, are carried out on a project basis. The Company Group’s revenue from delivery of services is recognized upon issuance of invoices based on project delivery milestones over the tenure of the projects. As such, the timing of project delivery will affect its billing schedule which will in turn affect its revenue recognition, and may cause its profit and operating cash flow to fluctuate.

Further, the Company Group provides IT staff augmentation, outsourcing and consulting services to its customers on a contractual basis, generally ranging between a period of few months to several years. Any renewal of its IT staff augmentation, outsourcing and consulting contracts is subject to its customers’ internal IT projects and/ or operational needs. Hence, the non-recurrent nature of new contracts secured as well as the renewal of existing contracts may cause the revenue, profit and operating cash flow of the Company Group’s IT staff augmentation and consulting business to fluctuate.

The Company Group is exposed to credit risk and default payment by customers.

The Company Group generally grants its customers credit periods between 30 days to 60 days upon issuance of invoices. In the event that payment is not received within the credit period or there is a default in payment by the Company Group’s clients, its operating cash flows or financial results of operations may be adversely affected.

While the Company Group have not impaired for any credit loss in fiscal years 2024 or 2023 and up to the LPD, there can be no assurance that the Company Group’s customers will be able to fulfil their payment obligations and that the Company Group will not encounter any collection problems in the future. Any default or delay in the collection of payment may lead to impairment losses on trade receivables or bad debts which may have material adverse impact on its financial performance.

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Borrowing Risks and Restrictive Covenants.

As at the LPD, the Company has approximately $37,699   in outstanding borrowings under a term loan and credit facility, all of which are interest bearing. As such, any additional borrowings and/or increase in interest rates may result in an increase in interest expense and affect the profitability of the Company. There can be no assurance that the interest rates will be maintained in the future and/or that any increase in its borrowings will not have a material effect on the performance of the Company.

The Company’s credit facilities may also be subject to periodic review by the banks or financiers and contain certain covenants which may limit its operating and financial flexibility. Any act or omission by the Company that breaches such covenants may give rise to rights by the banks or financiers to terminate the relevant credit facilities and/or enforce any security granted in relation to those credit facilities. This may in turn cause a cross default of other credit facility agreements. These covenants are commonly contained in facility agreements in Malaysia. There can be no assurance that the Company’s performance will not be adversely affected should the Company breach such covenants of any of its facility agreements.

The Company is not presently in breach of any such covenants of any credit facility granted to it and will at all times take all reasonable effort to observe such covenants.

The Company Group is exposed to foreign exchange transaction risks which may impact the profitability of the Company Group.

The Company Group has clients in Malaysia, Singapore, Indonesia, Hong Kong, Taiwan, and Australia. The breakdown of the Company Group’s revenue by currencies for fiscal years 2023 and 2024, are as follows:

	For the years ended July 31,
	2023		2024
Revenue generated in MYR	9,257,983	98.8%	9,666,250	96.8%
Revenue generated in SGD	34,875	1%	91,828	3.2%

For the years ended July 31, 2023 and 2024, the Company Group’s purchases, comprising HCM software licenses from software vendors, are mainly denominated in MYR. Nevertheless, the Company Group’s purchases may vary from year to year, which will be subject to the countries where the Company Group secure its sales. The breakdown of the Company Group’s purchases by currencies in the financial years under review are as follows:

	For the years ended July 31,
	2023		2024
Purchases made in MYR	7,284,031	100%	$6,757,725	100%
Purchases made in SGD	-	-	-	-

The Company Group does not hedge its exposure to fluctuations in foreign currency exchange rates. As such, the Company Group is subject to foreign exchange fluctuation risk for its revenue and purchases denominated in foreign currencies which the Company Group transacts.

A depreciation of the MYR or SGD against the currencies in which the Company Group transacts business will lead to higher revenue in MYR or SGD after conversion, whereas it will also lead to higher cost of purchases in MYR after conversion. Conversely, appreciation of the MYR or SGD against the currencies in which the Company Group transacts business will lead to lower revenue and lower cost of purchases in MYR and SGD after conversion. Overall, the Company Group’s foreign exchange gains and losses for the years ended July 31, 2023 and 2024 are as follows:

(in USD)	For the years ended July 31,
	2023	2024
Foreign Exchange gains (loss)	$964	$(30,932)

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The Company Group’s HCM solution project deliverables are exposed to unexpected delays or interruptions caused by operational factors, accidents and natural disasters beyond its control.

The Company Group’s HCM projects are subject to unexpected delays or interruptions caused by factors beyond its control. For example, its customers may delay the completion of projects due to unforeseen circumstances, such as unavailability of a customer’s person-in-charge at a customer site to enable project implementation or failures or unscheduled system maintenance of a customer’s IT system.

Delays caused by the Company Group’s customers may adversely affect the project schedule and, consequently, timing of the Company Group’s revenue recognition and collection of payment, thus impairing financial performance. Hence, the Company Group depends on the availability and cooperation of its customers to minimize delays in project implementation.

Other unexpected events, such as accidents or natural disasters, may impede project implementation by temporarily preventing Company Group employees from reaching customer sites or accessing its systems. As the Company Group depends on its personnel, who cannot be replaced with machines, to deliver services and project deliverables, any significant interruptions of its employees’ abilities to deliver services may adversely affect the project schedule and likewise its timing for revenue recognition and collection of payment from its customers.

Company Group customers may claim liquidated damages for its delays in providing or failure to provide services in accordance with customer agreements. Significant claims for liquidated damages could impair the Company Group’s financial performance.

Further, for current on-going projects as at the LPD, Company Group customers are allowed to claim liquidated damages of up to 15% of the total project cost for project delays or failures caused by the Company Group. In the event of significant liquidated damages claims, project cost to the Company Group will increase and may adversely affect its financial performance. Since the commencement of the Company Group’s business, it has not received any claims for liquidated damages arising from delays in meeting project milestones.

In addition, the Company Group’s current customers for on-going technical support and maintenance services are allowed to claim liquidated damages of up to 5% of fees, for Company Group delays in providing or failures to provide such services. Significant claims for liquidated damages will increase the Company Group’s operating costs, which may adversely affect its financial performance. Since the commencement of the Company Group’s business, it has not received any claims for liquidated damages arising from issues related to technical support and maintenance services.

The Company Group’s success depends on growth in market acceptance of the digitalization of human resources processes and related services that it provides.

The Company Group’s success depends on the willingness of employers to digitalize their human resources processes through the implementation of the Company Group’s HCM solutions. Many companies have invested substantial personnel, infrastructure and financial resources in their own internal HR organizations and therefore may be reluctant to switch to the Company Group’s solution. Companies may not engage the Company Group for other reasons, including a belief that they manage their HR activities more effectively using their internal administrative organizations, perceptions about the expenses associated with the Company Group’s services, perceptions about whether the Company Group’s services comply with laws and regulations applicable to them or their businesses, or other considerations that may not always be evident. Additional concerns or considerations may also emerge in the future. The Company Group must address its potential customers’ concerns and explain the benefits of its approach to management of their HR activities, particularly in parts of Southeast Asia where the Company Group and its solution are less well-known. If the Company Group is not successful in addressing potential customers’ concerns and persuading them that its solution can more satisfactorily fulfill their HR needs and streamline their human resources processes, then the market for its solution may not develop as the Company Group anticipates, and its business may not grow.

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If the Company Group is unable to rapidly grow its sales force, it will not be able to grow its business at the rate that it anticipates, which could harm its business, operations and financial condition.

In order to raise awareness of the benefits of the Company Group’s services and identify and acquire new customers, the Company Group must rapidly grow its direct sales force, which consists of regional sales representatives who focus on serving customers in specific industry vertical markets. Competition for skilled sales personnel is intense, and the Company Group cannot provide assurance that it will be successful in attracting, training and retaining qualified sales personnel, or that its newly hired sales personnel will function effectively, either individually or as a group. In addition, the Company Group’s newly hired sales personnel are typically not productive for up to a year following their hiring. This results in increased near-term costs to the Company Group relative to the sales contributions of these newly hired sales personnel. If the Company Group is unable to rapidly grow and effectively train its sales force, its revenues likely will not increase at the rate that the Company Group anticipates, which could harm its business, operations and financial condition.

The Company Group’s failure to maintain or enhance its reputation or brand recognition could harm its business.

The Company Group believes that maintaining and enhancing its reputation and the Company Group’s brand identity is critical to maintaining the Company Group’s relationships with its customers and vendors and its ability to attract new customers and vendors. The Company Group also believe that its reputation and brand identity will become more important as competition in its industry continues to develop. The Company Group’s ability to maintain and enhance its reputation and brand identity will be affected by a number of factors, some of which are beyond its control, including:

●	the effectiveness of its marketing efforts;

●	its ability to attract and retain new sales personnel to expand its direct sales force;

●	its ability to retain its existing customers and attract new customers;

●	the quality and perceived value of its services;

●	its ability to successfully differentiate its services from those of its competitors;

●	actions of its competitors and other third parties;

●	positive or negative publicity about the Company Group or its industry in general;

●	interruptions, delays or attacks on its website; and

●	litigation or regulatory developments.

Any brand promotion activities in which the Company Group engages may not be successful or yield increased revenues. Furthermore, negative publicity, whether or not justified, relating to events or activities attributed to the Company Group, its employees and consultants, its vendors, other companies in its industry or others associated with any of these parties, may tarnish its reputation and reduce the value of its brand. Damage to the Company Group’s reputation and loss of brand equity may reduce demand for its services and harm its business, results of operations and financial condition. Moreover, any attempts to rebuild the Company Group’s reputation and restore the value of the Company Group’s brand may be costly and time-consuming, and any such efforts may not ultimately be successful.

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The Company Group may not be able to successfully implement its business strategies.

The Company Group plans to grow its HCM solutions business and HCM technology applications business by further expanding its presence regionally to Indonesia and Philippines, enhancing its existing offerings and increasing its sales. These plans depend, among other things, on successful conclusion of discussions with a major vendor and successful completion of development of an HCM solution, in which TalenTec is participating. See, “Information Related to TalenTec—Business—Growth Strategies” and “Risk Factors--Because the Company Group’s long term success depends, in part, on its ability to expand the sales of its solution to customers located outside of Malaysia,” its business will be subject to risks associated with international operations. As companies increasingly turn to cloud–based solutions, TalenTec must expand its revenue from these sources, as revenue from on-site systems remains static. To successfully implement these business strategies, the Company Group needs to attract suitable talent regionally and increase its sales and marketing activities. See, “Information Related to the Company— Business--Growth Strategies” and “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations ,” for further details of its business strategies.

The execution of its business strategies is subject to additional expenditures including staff costs, office rental, sales and marketing expenses and other working capital requirements. Such additional expenditures will increase the Company Group’s operational cost including its overhead costs, and may adversely affect its profit margin if it is unable to gain sufficient revenue by securing more sales or projects following the implementation of its business strategies. Furthermore, the implementation of its business strategies may be influenced by factors beyond its control, such as changes in general market conditions, economic climate and political environment in Malaysia as well as regionally in Southeast Asia, which may affect the commercial viability of its business strategies. The implementation of its business strategies could also be adversely affected by a variety of other factors such as new and unforeseen technologies used or introduced by its competitors or attractive pricing offered by its competitors, which may affect the attractiveness of its offerings.

Hence, there can be no assurance that the effort and expenditures spent on the implementation of the Company Group’s business strategies will yield expected results in growing its business in terms of financial performance and market presence. The Company Group is not able to guarantee that it will be successful in executing its business strategies, nor can it assure that it will be able to anticipate all the business, operational and industry risks arising from its business strategies. Such failure may lead to adverse effect on the Company Group’s business operations and financial performance.

Most of the Company Group’s customer contracts are short-term, requiring the Company, continuously, to secure new contracts to maintain its business.

Because organizations in Malaysia do not customarily budget HCM solutions on long-term basis, the Company Group does not have long-term contracts with its customers, other than maintenance services contracts, which typically range between one to three years, and HCM solution subscription agreements, renew automatically annually. Consequently, the Company Group must be able, continuously, to secure new contracts and renewals of maintenance services contracts and HCM solution subscription agreements. Failure to do so may have a material adverse impact on the Company Group’s financial performance and prospects.

The Company Group is exposed to risks relating to the economic, political, legal and regulatory environments in the countries in which it operates.

The Company Group has offices in Malaysia and Singapore and customers in Malaysia, Singapore, Indonesia, Hong Kong, Taiwan, and Australia. The Company Group plans to expand its presence in Indonesia and into the Philippines. See, Information Related to the Company—Business--Growth Strategies. The Company Group’s business, prospects, financial condition and results of operations may be affected by any adverse developments, changes and/or uncertainties in the economic, political, legal and regulatory environments that are beyond its control in the countries in which it operates and transacts business. These risks include unfavorable changes in political conditions, economic conditions, interest rates, government policies and regulations, import and export restrictions, duties and tariffs, civil unrests, methods of taxation, inflation and foreign exchange controls.

Any changes in government policies that could disrupt customer or potential customer business operations may cause a decline in human resources budgets and demand for the Company Group’s products and services. Such events may have a material adverse effect on its business and financial performance. There can be no assurance that any adverse economic, political, legal and/or regulatory developments will not lead to a material adverse effect on the business performance of the Company Group.

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Because the Company Group’s long term success depends, in part, on its ability to expand the sales of its solution to customers located outside of Malaysia, its business will be subject to risks associated with international operations.

An element of the Company Group’s growth strategy is to expand its operations and customer base to the Philippines, in addition to Indonesia. See, Information Related to the Company—Business-- Growth Strategies. To date, the Company Group has not engaged in any operations in the Philippines. Expansion into Philippines or other international markets, it will require significant resources and management attention and will subject it to regulatory, economic and political risks that are different from those in Malaysia. Because of the Company Group’s lack of experience with operations in the Philippines, the Company Group cannot assure that its expansion efforts will be successful.

To date, the Company Group has established operations outside Malaysia by collaborating with strategic partners who, it believes, have the necessary business experience and the understanding of culture in those countries to conduct business there. The Company Group’s strategic partners are companies appointed on a project basis to follow up on sales leads with potential customers, and local consultants who are able to provide their expertise in implementing projects. Unless it can find suitable collaboration partners for the Philippines, the Company Group’s plan to expand there may be unsuccessful.

The Company Group insurance coverage may not be adequate to cover all losses or liabilities that may arise in the course of its business operations.

The Company Group maintains insurance at levels that are customary in its industry to protect against various losses and liabilities. As at the LPD, the insurance carried by the Company Group are as follows:

(i) Burglary, consequential loss, employer’s liability, fire risk, machine and equipment, public liability insurance policy for the headquarters in Malaysia;

(ii) Group term life and group health plan insurance policy for employees in Malaysia; and

(iii) Group personal accident for two senior management, five administration and marketing employees, 29 technical employees and two individuals namely, Ho Say San and Choo Yeow, being the current directors of the Company Group in Malaysia.

However, in the event of claims, the Company Group’s insurance may not be adequate to cover all losses or liabilities that might be incurred in its operations as a result of any unforeseen circumstances. Moreover, the Company Group will be subject to the risk that, in the future, it may not be able to maintain or obtain insurance of the type and amount desired at reasonable rates. If the Company Group were to incur a significant liability for which it was not fully insured, it could have a material adverse effect on its business operations and financial performance.

Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for the Company Group’s solutions, and could have a negative impact on its business.

The future success of the Company Group’s business depends upon the continued use of the Internet as a primary medium for commerce, communication and business. Federal, state and foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require the Company Group or the Company Group’s software vendors to modify its respective solutions in order to comply with these changes. In addition, government agencies or private organizations may impose taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, or result in reductions in the demand for Internet-based solutions such as the Company Group’s solutions.

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In addition, the use of the Internet as a means of conducting business could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease of use, accessibility, and quality of service. The performance of the Internet has been adversely affected by “viruses,” “worms” and similar malicious programs and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the Internet is adversely affected by these issues, demand for the Company Group’s solutions could suffer.

Volatility in the financial and economic environment could harm the Company Group’s business.

Demand for the Company Group’s services is sensitive to changes in the level of overall economic activity in the markets in which it operates. Current or potential customers may also react to weak economic conditions or forecasted weak economic conditions by reducing their employee headcount or by lowering their wage, bonus or benefits levels, any of which would affect the Company Group’s revenues, and may affect its margins, because the Company Group may be unable to reduce its selling, administrative or other expenses sufficient to offset the drop in revenues. It is difficult for the Company Group to forecast future demand for its services due to the inherent difficulty in forecasting the direction and strength of economic cycles. These conditions may affect the willingness of the Company Group’s customers and potential customers to pay outside vendors for services like the Company Group’s services, and may impact their ability to pay their obligations to the Company Group on time, or at all. In addition, if businesses have difficulty obtaining credit, business growth and new business formation may be impaired, which could also harm the Company Group’s business. Even modest downturns in economic activity or the availability of credit on a regional or national level could harm the Company Group’s business.

The Company Group’s financial results may fluctuate due to many factors, some of which may be beyond its control.

The Company Group’s results of operations, including the levels of its revenues, costs of revenues, administrative expenses, operating income, cash flow and deferred revenue, may vary significantly in the future and the results of any one period should not be relied upon as an indication of future performance. The Company Group’s financial results may fluctuate as a result of a variety of factors, many of which are outside of its control, and as a result, may not fully reflect the underlying performance of its business. Factors that may cause the Company Group’s financial results to fluctuate from period to period include, without limitation:

●	its ability to attract new customers or sell additional solutions to its existing customers;

●	the number of new customers and their employees, as compared to the number of existing customers and their employees in a particular period;

●	the mix of customers between small, mid-sized and large organizations;

●	the extent to which the Company Group retains existing customers and the expansion or contraction of its relationship with them;

●	the mix of solutions sold during a period;

●	changes in the Company Group’s pricing policies or those of its competitors;

●	seasonal factors affecting payroll processing, demand for the Company Group’s solutions or potential customers’ purchasing decisions;

●	the amount and timing of operating expenses, including those related to the maintenance and expansion of the Company Group’s business, operations and infrastructure;

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●	the timing and success of new solutions introduced by the Company Group and the timing of expenses related to the development of new solutions and technologies;

●	the timing and success of current and new competitive products and services by the Company Group’s competitors;

●	economic conditions affecting the Company Group’s customers, including their ability to outsource HCM solutions and hire employees;

●	other changes in the competitive dynamics of the Company Group’s industry, including consolidation among competitors or customers;

●	the Company Group’s ability to manage its existing business and future growth

●	network outages or security breaches; and

●	general economic, industry and market conditions.

The Company Group’s business and operations are exposed to sudden disruptions caused by serious pandemic and epidemic outbreaks.

On March 11, 2020, COVID-19 virus, also known as the novel coronavirus was declared a worldwide pandemic by the World Health Organization. In Malaysia, the government announced the Movement Control Order (“MCO”), effective March 18, 2020 to May 3, 2020, which had caused the closure of all government and private premises except those involved in essential services, unless written permission is obtained from Ministry of Investment, Trade and Industry. Further, a Conditional Movement Control Order (“CMCO”) was imposed between May 4, 2020 and June 9, 2020 which allowed more businesses to operate subject to the adherence to a set of strict standard operating procedures. In view of the MCO and the CMCO imposed between March 18,2020 and June 9,2020, the business operations of the Company Group and the majority of its customers in Malaysia were affected. Further, the Company Group’s operations or its customers in Singapore, Indonesia, Hong Kong, Taiwan, and Australia were also affected by the mandatory social and physical distancing measures and lockdowns imposed by the respective governments in these countries.

The mandatory social and physical distancing measures and lockdowns imposed by the governments in these countries have also prohibited the Company Group from continuing its work at its customers’ premises. This caused slight delays to its project delivery schedule which had subsequently affected its billing schedule from the second quarter of 2020 onwards for its existing projects. Any prolonged disruption to its business operations or its customers’ business operations pursuant to the imposition of any mandatory social and physical distancing measures and lockdowns may have adverse impact on its project deliverables. For instance, during the MCO and the CMCO period, the progress of the HCM solution project was affected as the Company Group’s consultants were prohibited from carrying implementation works or acceptance test at the customers’ premises, thereby causing a delay in the projects and affecting its billing schedule and financial performance as the Company Group continue to incur fixed expenses during the mandatory social and physical distancing and lockdown period. Further, during the COVID-19 pandemic, despite the Company Group’s engagement in sales and marketing activities, its customers were deferring their projects and the Company Group also face difficulty in securing new projects.

Further, the economic impact of the COVID-19 virus may adversely affect the financial positions of many organizations which may result in tighter budgets. Organizations may be more cautious in their spending moving forward and prioritize resources in recovering their sales performance and financial position after the crisis ends. This may temporarily affect the demand for HCM solutions in view of its high cost of investment and may consequently cause a slowdown in the demand for the Company Group’s HCM solutions. In addition, it may also affect the demand for its IT staff augmentation, outsourcing and consulting services as organizations may temporarily delay or abort their ad-hoc IT projects.

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Any such future pandemic outbreaks, as well as epidemic outbreaks affecting a significantly large but more localized population, may result in similar interruptions to the Company Group’s business and operations, which may subsequently have a material adverse impact on its financial performance.

Risks Related to the Company’s Data Privacy, Cybersecurity and Intellectual Property

The Company Group’s third party HCM solutions, Oracle PeopleSoft HCM, Oracle PeopleSoft Financials, DayForce HCM, SunFish WorkPlaze HR, and MiHCM Cloud, are exposed   to the risk of security breaches.

Under the Personal Data Protection Act 2010 of Malaysia (“Malaysia PDPA”) which regulates the processing of personal data in commercial transaction and the prevention of any unlawful and malicious use of any such personal data collected, any service provider that collects customer information through commercial transactions has the responsibility to adopt and implement a policy that protects the privacy of identifiable information.

“Processing” in relation to personal data, means collecting, recording, holding or storing the personal data or carrying out any operation or set of operations on the personal data, including—

(a) the organization, adaptation or alteration of personal data;

(b) the retrieval, consultation or use of personal data;

(c) the disclosure of personal data by transmission, transfer, dissemination or otherwise making available; or

(d) the alignment, combination, correction, erasure or destruction of personal data;

“Personal data” means any information in respect of commercial transactions, which—

(a) is being processed wholly or partly by means of equipment operating automatically in response to instructions given for that purpose;

(b) is recorded with the intention that it should wholly or partly be processed by means of such equipment; or

(c) is recorded as part of a relevant filing system or with the intention that it should form part of a relevant filing system,

that relates directly or indirectly to a data subject, who is identified or identifiable from that information or from that and other information in the possession of a data user, including any sensitive personal data and expression of opinion about the data subject; but does not include any information that is processed for the purpose of a credit reporting business carried on by a credit reporting agency under the Credit Reporting Agencies Act 2010 of Malaysia.

“Commercial transactions” is defined under the Malaysia PDPA as any transaction of a commercial nature, whether contractual or not, which relates to the supply or exchange of goods or services, agency, investments, financing, banking and insurance, but it does not include a credit reporting business carried out by a credit reporting agency under the Credit Reporting Agencies Act 2010 of Malaysia.

The Personal Data Protection Act (No. 26 of 2012) of Singapore (“Singapore PDPA”) governs the collection, use and disclosure of individuals’ personal data by organizations. The Singapore PDPA defines “personal data” as data, whether true or not, about an individual who can be identified —

(a) from that data; or

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(b) from that data and other information to which the organization has or is likely to have access.

An organization is required to comply with the following obligations prescribed by the Singapore PDPA:

(a) obtain the consent of the individual before collecting, using, or disclosing his personal data, for purposes that a reasonable person would consider appropriate in the circumstances;

(b) notify the individual of the purpose of collecting his personal data;

(c) only use personal data for purposes consented by the individual;

(d) put in place mechanisms for individuals to withdraw their consent;

(e) take reasonable efforts to ensure that personal data collected is accurate and complete if the personal data is likely to be used to make a decision that affects the individual, or is likely to be disclosed to another organization;

(f) when requested, correct any error or omission in an individual’s personal data;

(g) upon an individual’s request, provide an individual with his personal data in the organization’s possession and control, as well as information about the ways in which the personal data has been used or disclosed in the past year;

(h) protect personal data by making reasonable security arrangements to prevent unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks;

(i) cease to retain personal data as long as it is reasonable to assume that:

(i) the purpose for which it was collected is no longer being served by retaining it; and

(ii) the retention is no longer necessary for business or legal purpose;

(j) not to transfer any personal data out of Singapore except in accordance with the requirements set out in the Singapore PDPA; and

(k) implement the necessary policies and practices in order to meet its obligations under the Singapore PDPA and make information about its policies and practices available on request.

As a reseller of HCM solutions of Oracle PeopleSoft HCM, Oracle PeopleSoft Financials, Dayforce HCM, Sunfish, WorkPlaze HR, and MiHCM Cloud, the Company Group does not collect or process any personal data of any of its corporate customers. All personal data are collected and processed by its corporate customers through the use of the HCM solutions provided by Oracle, Dayforce, Humanica, and Microimage, respectively. Other than in limited circumstances, the employee of the Company Group would access the data of the customer in order to provide fast turnaround resolution in a very controlled environment with the supervision of the customer, the Company Group does not deal with nor own any information of its customers’ personal data stored in such HCM solutions or the database of Oracle, Dayforce, Humanica, or Microimage. Accordingly, the Malaysia PDPA and Singapore PDPA has limited application to the Company Group, only with regards to any personal data that the Company Group’s customers may provide to the Company Group for user acceptance tests. However, in the event where there are security breaches on the HCM solutions of the Company Group’s customers or the database of Oracle, Dayforce, Humanica, or Microimage, which lead to leakage of personal data of the employees or customers of the Company Group’s customers to unauthorized parties, the Company Group’s reputation may be indirectly and adversely affected. In any event, the Company Group have established policies and procedures to help protect the security and privacy of any personal data given to the Company Group, including employees’ data secrecy compliance, but it is possible that its security controls over the personal data may not prevent the improper access to or disclosure of this data such as unauthorized access to restricted personal data by its employees.

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While the Company Group have taken the necessary measures to minimize the risk of potential security breaches, there can be no assurance that there will not be cases of security breaches in the future which could lead to adverse impact to the Company Group as described above.

Because the techniques used to obtain unauthorized access to, or sabotage IT systems, change frequently, grow more complex over time, and often are not recognized until launched against a target, the Company Group may be unable to anticipate or implement adequate measures to prevent such techniques. The Company Group internal IT systems continue to evolve, and the Company Groups is often the early adopters of new technologies. However, the Company Group’s business policies and internal security controls may not keep pace with these changes as new threats emerge. Furthermore, because the Company Group rely on third party service providers to store client data and emails, in the event of a security breach, the Company Group may not discover any security breach and loss of information for a significant period of time after the security breach.

There may also be attacks targeting any vulnerabilities in the Company Group’s applications, internally built infrastructure, enhancements, and updates to its existing offerings, or in the many different underlying networks and services that power the internet that the Company Group’s products depend on, most of which are not under its control or the control of its vendors, partners, or customers. Systems and processes designed to protect its applications, systems, software, and data, as well as customer data and other user data, and to prevent data loss and detect security breaches, may not be effective against all cybersecurity threats or perceived threats. However, the Company Group have not been subject to such incidents, including through third-party service providers. In addition, the Company Group’s software development practices adhere to market practices on security compliance, but there is risk that such market practices have not and may not identify all potential privacy or security issues, and inadvertent disclosures of data have occurred and may occur.

Additionally, remote work and resource access, including the Company Group’s hybrid work model, has and may continue to result in an increased risk of cybersecurity-related events such as phishing attacks, exploitation of any cybersecurity flaws that may exist, an increase in the number cybersecurity threats or attacks, and other security challenges as a result of the Company Group’s employees continuing to work remotely from non-corporate managed networks.

Furthermore, the Company Group have acquired or partnered with a number of companies, products, services, and technologies over the years, and incorporated third-party products, services, and technologies into its solutions. Addressing security issues associated with acquisitions, partnerships, incorporated technologies, and its supply chain requires significant resources, and the Company Group have inherited and may in the future inherit additional risks upon integration with or use by its HCM solutions. In addition, if a high-profile security breach occurs with respect to an industry peer, its customers and potential customers may generally lose trust in the security of financial management, spend management, human capital management, planning, or analytics applications, or in cloud applications for enterprises in general. Any or all of these issues could negatively affect the Company Group’s ability to attract new customers, cause existing customers to elect to terminate or not renew their subscriptions, result in reputational damage, cause the Company Group to pay remediation and indemnity costs and/or issue service credits or refunds to customers for prepaid and unused subscription services, or result in lawsuits, regulatory fines, or other action or liabilities, any of which could adversely affect the Company Group’s business and operating results.

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The Company Group relies on sophisticated information systems and technology, including those provided by third parties, for the secure collection, processing, transmission, storage of confidential, proprietary, and personal information, and to support its business operations and the availability of its applications. In the past several years, supply chain attacks have increased in frequency and severity. As the Company Group are both a provider and consumer of information systems and technology, the Company Group is at higher risk of being impacted either directly or indirectly by these attacks. The control systems, cybersecurity program, infrastructure, physical facilities of, and personnel associated with third parties that it relies on are beyond its control. The audits the Company Group periodically conduct on some of its third-party vendors do not guarantee the security of and may be unable to prevent security events impacting the information technology systems of third parties that are part of its supply chain or that provide valuable services to the Company Group, which have resulted and could result in the unauthorized access to data of its employees, its customers, its third-party vendors, or other end users; acquisition, destruction, alteration, use, tampering, release, unavailability, theft or loss of confidential, proprietary, or personal data of its employees, its customers, its third party vendors, or other end users; or the disruption of its operations and its ability to conduct its business or the availability of its applications; or could otherwise adversely affect its business, financial condition, operating results, or reputation.

Privacy concerns, evolving regulation of cloud computing, cross-border data transfer, and other domestic or foreign laws and regulations may reduce the adoption of the Company Group’s solutions, resulting in significant costs and compliance challenges, and adversely affect its business and operating results.

Legal requirements related to collecting, storing, handling, and transferring personal data are rapidly evolving at both the national and international level in ways that require the Company Group’s business to adapt to support customer compliance. As the regulatory focus on privacy intensifies worldwide, and jurisdictions increasingly consider and adopt privacy laws, the potential risks related to managing personal data by the Company Group’s business may grow. In addition, possible adverse interpretations of existing privacy-related laws and regulations by governments in countries where the Company Group’s customers operate, as well as the potential implementation of new legislation, could impose significant obligations in areas affecting the Company Group’s business or prevent the Company Group from offering certain services in jurisdictions where the Company Group operates.

One of the Company Group’s solutions utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect the Company Group’s business.

One of the Company Group’s solutions, Sunfish Workplaze HR, uses software covered by open source licenses, such as Linux, Lucee, MariaDB, Flutter, React and Ant Design. The terms of various open source licenses have not been interpreted by Malaysia courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on the Company Group’s ability to market its applications. The Company Group attempt to avoid adverse licensing conditions in its use of open source software in its products and services. By the terms of certain open source licenses, the Company Group could be required to release the source code of its proprietary software, and to make its proprietary software available under open source licenses, if the Company Group combine its proprietary software with open source software in a certain manner. In the event that portions of its proprietary software are determined to be impacted by an open source license, the Company Group could be required to publicly release the affected portions of its source code, re-engineer all or a portion of its technologies, or otherwise be limited in the licensing of its technologies, each of which could reduce or eliminate the value of its technologies and services. In addition, the open source license terms for future versions of open source software that the Company Group uses might change, requiring the Company Group to pay for a commercial license or re-engineer all or a portion of its technologies. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated and could negatively affect the Company Group’s business.

Risks Related to the Company’s International Operations, Legal and Regulatory Matters

The Company Group’s business is subject to numerous legal and regulatory risks that could have an adverse impact on its business and prospects.

The Company currently operates in Malaysia and Singapore and is subject to various regulations in each of the jurisdictions in which it operates.

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Focus areas of regulatory risk that the Company is exposed to include, among others: (i) evolution of privacy law, (ii) various forms of data regulation such as data localization, data portability, cybersecurity and advertising or marketing, (iii) antitrust competition regulations, (iv) foreign ownership restrictions, (v) evolution of tax law applicable to the Company Group’s business and (vi) regulations regarding the provision of online services, including with respect to the internet, mobile devices, and e-commerce. Conflicting regulations from different regulators within or between jurisdictions in which the Company Group operates could impair its profitability.

The Company Group’s actual or perceived failure to comply with applicable regulations could expose the Company Group to regulatory actions, including, but not limited to, potential fines, orders to temporarily or permanently cease all or some of its business activities. Any such actions could materially and adversely affect its business, financial condition, results of operations and prospects.

The Company Group’s international operations are, and its strategy to expand internationally will be, subject to increased challenges and risks.

Continuing to expand the Company Group’s business to attract customers outside of Malaysia is an important element of its business strategy. An important part of targeting international markets is developing offerings that are localized and customized for the customers in those markets. The Company Group’s ability to expand its business and to attract customers and talented employees in other international markets it may enter will require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, economics, legal systems, alternative dispute systems, regulatory systems, and commercial infrastructures.

Expanding the Company Group’s international focus may subject it to risks that the Company Group have not faced before or increase risks that it currently face, including risks associated with:

●	inability to offer certain HCM solutions in certain foreign countries;

●	recruiting and retaining talented and capable management and employees in foreign countries;

●	challenges caused by distance, language, and cultural differences;

●	customizing HCM solutions and other services that appeal to the operations of customers in international markets;

●	competition from local HCM solution providers with significant market share in those markets and better understandings of operations of local companies;

●	negotiating agreements with local companies that are sufficiently economically beneficial to the Company Group and protective of its rights;

●	compliance with applicable foreign laws and regulations, including laws relating to personal data protection ;

●	compliance with anti-bribery laws, including the Malaysian Anti-Corruption Commission Act 2009;

●	credit risk and higher levels of payment fraud;

●	currency exchange rate fluctuations;

●	protectionist laws and business practices that favor local businesses in some countries;

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●	double taxation of the Company Group’s international earnings and potentially adverse tax consequences due to changes in the tax laws of Malaysia or the foreign jurisdictions in which it operates;

●	political, economic, and social instability;

●	public health crises, such as the COVID-19 pandemic and other future health epidemics or contagious disease outbreaks, which can result in varying impacts to the Company Group’s employees, customers, vendors, and commercial partners internationally;

●	higher costs associated with doing business internationally;

●	export or import regulations; and

●	trade and tariff restrictions.

If the Company Group is unable to manage the complexity of its planned global operations successfully, the Company Group’s business, financial condition, and operating results could be adversely affected. Additionally, the Company Group’s ability to successfully gain market acceptance in any particular market is uncertain, and the distraction of its senior management team could harm its business, financial condition, or results of operations.

The Company Group’s revenue and net income may be materially and adversely affected by any economic slowdown or developments in the social, political, regulatory and economic environments in Asia as well as globally.

The Company Group may be adversely affected by social, political, regulatory and economic developments in countries in which it operates. The Company Group derives a significant portion of its revenue from its operations in Asia and are exposed to political and economic uncertainties, including, but not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. As a result, the Company Group’s revenue and net income could be impacted to a significant extent by economic conditions in Asia and globally.

Substantially all of the Company Group’s assets and operations are located in Malaysia. Approximately 98.9% and 96.8% of its total revenue for the fiscal years ended July 31, 2023 and 2024, respectively, was derived from its operations in Malaysia. The Company Group’s business, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Malaysia. The economies in certain Southeast Asian countries differ from most developed markets in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, government policy on public order and allocation of resources. In some of the Southeast Asia markets, governments continue to play a significant role in regulating industry development by imposing industrial policies. Moreover, some local governments also exercise significant control over the economic growth and public order in their respective jurisdictions through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, and providing preferential treatment to particular industries or companies.

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While the Southeast Asia economy, as a whole, has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in Southeast Asia or in other markets in neighboring regions (such as China and Japan), or in the policies of the governments or of the laws and regulations in each respective market could have a material adverse effect on the overall economic growth of Southeast Asia. Such developments could adversely affect the Company Group’s business and operating results, lead to reduction in demand for its HCM solutions and adversely affect its competitive position. Many of the governments in Southeast Asia have implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall economy, but may have a negative effect on the Company Group. For example, the Company Group’s financial condition and results of operations may be adversely affected by government control over foreign capital investments or changes in tax regulations. Some Southeast Asia markets have historically experienced low growth in their GDP, significant inflation and/or shortages of foreign exchange. The Company Group is exposed to the risk of rental and other cost increases due to potential inflation in the markets in which it operates. In the past, some of the governments in Southeast Asia have implemented certain measures, including interest rate adjustments, currency trading band adjustments and exchange rate controls, to control the pace of economic growth. These measures may cause decreased economic activity in Southeast Asia, which may adversely affect its business, financial condition, results of operations and prospects.

In addition, some Southeast Asia markets have experienced, and may in the future experience, political instability, including strikes, demonstrations, protests, marches, coups d’état, guerilla activity or other types of civil disorder. These instabilities and any adverse changes in the political environment could increase the Company Group’s costs, increase its exposure to legal and business risks, disrupt the Company Group’s operations or affect its ability to expand its customer base.

Uncertainties with respect to the legal system in certain markets in Malaysia could adversely affect the Company Group’s business.

The interpretation and enforcement of laws and regulations involve uncertainties and inconsistencies.

Since local administrative and court authorities and in certain cases, independent organizations, have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection the Company Group may enjoy in many of the localities that the Company Group provides services in. Moreover, local courts may have broad discretion to reject enforcement of foreign awards. These uncertainties may affect the Company Group’s judgment on the relevance of legal requirements and its ability to enforce its contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from the Company Group.

It is possible that a number of laws and regulations may be adopted or construed to apply to the Company Group in Southeast Asia and elsewhere that could restrict its business segments. Scrutiny and regulation of the business segments in which the Company Group operates may further increase, and the Company Group may be required to devote additional legal and other resources to address these regulations. Changes in current laws or regulations or the imposition of new laws and regulations in Southeast Asia or elsewhere regarding the Company Group’s business segments may slow the growth of its business segments and adversely affect its business, financial condition, results of operations and prospects.

The Company Group could face uncertain tax liabilities in various jurisdictions where it operates, and suffer adverse financial consequences as a result.

The Company Group management believes it is in compliance with all applicable tax laws in the various jurisdictions where the Company Group is subject to tax, but its tax liabilities could be uncertain, and the Company Group could suffer adverse tax and other financial consequences if tax authorities do not agree with its interpretation of the applicable tax laws.

Although PubCo is incorporated in the Cayman Islands, the Company Group collectively operates in tax jurisdictions of Malaysia and Singapore and pays income taxes according to the tax laws of these jurisdictions. Various factors, some of which are beyond the Company Group’s control, determine the effective tax rate and/or the amount the Company Group is required to pay, including changes in or interpretations of tax laws in any given jurisdiction and changes in geographical allocation of income. The Company Group’s accrue income tax liabilities and tax contingencies based upon its best estimate of the taxes ultimately expected to be paid after considering its knowledge of all relevant facts and circumstances, existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. Such amounts are included in income taxes payable or deferred income tax liabilities, as appropriate, and are updated over time as more information becomes available.

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The Company Group’s management believes that it is filing tax returns and paying taxes in each jurisdiction where the Company Group is required to do so under the laws of such jurisdiction. However, it is possible that the relevant tax authorities in the jurisdictions where the Company Group do not file returns may assert that the Company Group is required to file tax returns and pay taxes in such jurisdictions. There can be no assurance that the subsidiaries will not be taxed in multiple jurisdictions in the future, and any such taxation in multiple jurisdictions could adversely affect its business, financial condition and results of operations.

In addition, the Company Group may, from time to time, be subject to inquiries or audits from tax authorities of the relevant jurisdictions on various tax matters, including challenges to positions asserted on income and withholding tax returns. the Company Group cannot be certain that the tax authorities will agree with its interpretations of the applicable tax laws, or that the tax authorities will resolve any inquiries in its favor. To the extent the relevant tax authorities do not agree with its interpretation, the Company Group may seek to enter into settlements with the tax authorities which may require significant payments and may adversely affect its results of operations or financial condition. The Company Group may also appeal against the tax authorities’ determinations to the appropriate governmental authorities, but the Company Group cannot be sure that it will prevail. If the Company Group’s appeal does not prevail, it may have to make significant payments or otherwise record charges (or reduce tax assets) that could adversely affect its results of operations, financial condition and cash flows. Similarly, any adverse or unfavorable determinations by tax authorities on pending inquiries could lead to increased taxation on the Company Group, that may adversely affect its business, financial condition and results of operations and may also impact its reputation, including but not limited to tax and other regulatory authorities in Southeast Asia.

Risks Related to TTNP and the Business Combination

TTNP has incurred, and will continue to incur, significant transaction and transition costs in connection with the Business Combination.

TTNP has incurred, and will continue to incur, significant, non-recurring costs in connection with consummating the Business Combination. TTNP may also incur unanticipated costs associated with the Business Combination, including costs driven by PubCo’s becoming a public company and the listing on the Nasdaq of the PubCo Ordinary Shares, and these unanticipated costs may have an adverse impact on the results of operations of PubCo following the effectiveness of the Business Combination. TTNP and the Company shall be equally responsible for and pay the cost for the preparation, filing and mailing of this proxy statement/prospectus and other related fees. TTNP cannot provide assurance that the benefits of the Business Combination will offset the incremental transaction costs in the near term, if at all.

If the conditions to the Merger Agreement are not met, the Business Combination may not occur.

Even if the Merger Agreement is approved by TTNP Stockholders, specified conditions must be satisfied or waived before the parties to the Merger Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Merger Agreement, see the section titled “Conditions to the Closing of the Business Combination.” TTNP, PubCo and the Company may not satisfy all of the closing conditions in the Merger Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such non-occurrence or delay may cause TTNP and the Company to each lose some or all of the intended benefits of the Business Combination.

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TTNP has incurred net losses in almost every year since its inception, which losses will continue for the foreseeable future and raise substantial doubt about its ability to continue as a going concern.

TTNP incurred net losses in almost every year since its inception. TTNP’s financial statements have been prepared assuming that TTNP will continue as a going concern. For the years ended December 31, 2023 and 2022, TTNP had net losses of approximately $5.6 million and $10.2 million, respectively, and had net cash used in operating activities of approximately $7.1 million and $8.2 million, respectively. For the nine months ended September 30, 2024, TTNP had net losses of approximately $3.9 million. These net losses and negative cash flows have had, and will continue to have, an adverse effect on TTNP’s stockholders’ equity and working capital, which have declined in the past year. At September 30, 2024 TTNP had working capital of approximately $3.3 million. At December 31, 2023, TTNP had working capital of approximately $6.6 million compared to working capital of approximately $1.0 million at December 31, 2022. At December 31, 2023, TTNP had cash and cash equivalents of approximately $6.8 million. At September 30, 2024, TTNP had cash and cash equivalents of approximately $3.4 million TTNP expects to continue to incur net losses and negative operating cash flow for the foreseeable future. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from its inability to continue as a going concern.

TTNP may be obligated to purchase outstanding warrants.

A holder of those certain TTNP warrants initially exercisable July 9, 2020, expiring July 9, 2025; or those certain TTNP warrants initially exercisable January 20, 2021, expiring July 20, 2026; or those certain TTNP warrants initially exercisable February 4, 2022, expiring August 4, 2027 (the “Repurchase Warrants”), may, within 30 days after the consummation of the TTNP Merger, require the Surviving Corporation to purchase the unexercised portion of those warrants from the holder at the Black Scholes Value of that portion (the “Repurchase Option”).

“Black Scholes Value” means the value of the Repurchase Warrant based on the Black-Scholes Option Pricing Model obtained from the “OV” function on Bloomberg determined as of the day of consummation of the TTNP Merger for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between August 19, 2024, the date of the public announcement of the Business Combination, and the Purchase Warrant expiration date, (B) an expected volatility equal to the lesser of 75% and the 100 day volatility of the TTNP Common Stock as of August 20, 2024, (C) the underlying price per share used in the calculation shall be the greater of (i) $5.46, the price per share of TTNP Common Stock used in determining the Exchange Ratio and (ii) the highest VWAP during the period beginning on August 16, 2024, the trading day immediately preceding the announcement of the Business Combination and ending on the trading day of the holder’s exercise of the Repurchase Option, (D) a remaining option time equal to the time between the date of the public announcement of the Business Combination and the Purchase Warrant expiration date, and (E) a zero cost of borrow.

The amount that would be payable to all holders if their Repurchase Options were exercisable and exercised as of the date of this proxy statement/prospectus, would total approximately $[667,898].

Since TTNP’s officers and directors have interests that are different, or in addition to (and which may conflict with), the interests of the TTNP Stockholders, a conflict of interest may have existed in determining whether the Business Combination is appropriate.

When you consider the recommendation of the TTNP Board in favor of approval of the Proposals, including the Business Combination Proposal, you should keep in mind that TTNP’s officers and directors have interests that are different from, or in addition to, those of the TTNP Stockholders and warrant holders generally. The TTNP Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and transaction agreements and in recommending to TTNP Stockholders that they vote in favor of the Proposals presented at the Special Meeting, including the Business Combination Proposal. TTNP Stockholders should take these interests into account in deciding whether to approve the Proposals, including the Business Combination Proposal.

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These interests include, among other things:

●	the fact that TTNP’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Merger Agreement; and

●	in addition, Brynner Chiam, Avraham Ben-Tzvi, Firdauz Edmin Bin Mokhtar and Francisco Osvaldo Flores García will continue to serve on the Board of PubCo, and Mr. Chay, TTNP’s Chief Executive Officer, will serve as Chairman and Chief Executive Officer.

The existence of interests of one or more of TTNP’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of TTNP and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the Proposals. See the section titled “The Business Combination Proposal-— Interests of TTNP’s Directors and Officers in the Business Combination” for a discussion of these considerations.

The existence of the interests described above may result in a conflict of interest on the part of TTNP’s officers and directors in entering into the Merger Agreement and making their recommendation that you vote in favor of the approval of the Business Combination.

There are risks to the TTNP Stockholders becoming shareholders of PubCo through the Business Combination rather than acquiring securities of the Company directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the TTNP officers and directors.

Because there is no independent third-party underwriter involved in the Business Combination or the issuance of PubCo Ordinary Shares in connection therewith, investors will not receive the benefit of any outside independent review of TTNP’s and the Company’s respective finances and operations.

Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, the TTNP Stockholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. Although TTNP performed a due diligence review and investigation of the Company in connection with the Business Combination and obtained a Fairness Opinion that the consideration to be paid pursuant to the Business Combination is fair to unaffiliated stockholders of TTNP, from a financial point of view, TTNP has different incentives and objectives in the Business Combination than an underwriter would in a traditional initial public offering. The lack of an independent due diligence review and investigation may increase the risk of an investment in PubCo because it may not have uncovered facts that would be important to a potential investor.

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In addition, because PubCo will not become a public reporting company by means of a traditional underwritten initial public offering, securities or industry analysts may not provide, or may be less likely to provide, coverage of PubCo. Investment banks may also be less likely to agree to underwrite securities offerings on behalf of PubCo than they might if PubCo became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with PubCo as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for the PubCo Ordinary Shares could have an adverse effect on PubCo’s ability to develop a liquid market for PubCo Ordinary Shares.

The exercise of the TTNP Board’s discretion in agreeing to changes or waivers in the terms of the Merger Agreement and related agreements, including Closing conditions, may result in a conflict of interest when determining whether such changes to the terms or waivers of conditions are appropriate and in the TTNP Stockholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require TTNP to agree to amend the Merger Agreement to consent to certain actions taken by the Company or to waive rights that TTNP is entitled to under the Merger Agreement, including those related to Closing conditions. Such events could arise because of changes in the Company’s businesses, a request by TTNP to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement, or the occurrence of other events that would have a material adverse effect on the Company’s business and would entitle TTNP to terminate the Merger Agreement. In any of such circumstances, it would be at TTNP’s discretion, acting through the TTNP Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for TTNP and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, TTNP does not believe there will be any changes or waivers that the TTNP Board would be likely to make after stockholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further stockholder approval, TTNP will circulate a new or amended proxy statement/prospectus and resolicit TTNP Stockholders if changes to the terms of the transaction that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal.

TTNP may issue notes or other debt securities, or otherwise incur substantial debt, to complete the Business Combination, which may adversely affect TTNP’s leverage and financial condition and thus negatively impact the value of TTNP Stockholders’ investments.

Although TTNP has no commitments as of the date of this proxy statement/prospectus to issue any notes or other debt securities, or to otherwise incur outstanding debt following the Business Combination, TTNP may choose to incur substantial debt to complete its Business Combination. The incurrence of debt could have a variety of negative effects, including:

●	default and foreclosure on assets if operating revenues after a Business Combination are insufficient to repay debt obligations;

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●	acceleration of TTNP obligations to repay the indebtedness even if TTNP makes all principal and interest payments when due if TTNP breaches certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

●	our inability to obtain necessary additional financing if the debt contains covenants restricting TTNP’s ability to obtain such financing while the debt is outstanding;

●	using a substantial portion of cash flow to pay principal and interest on our debt, expenses, capital expenditures, acquisitions and other general corporate purposes;

●	limitations on TTNP’s flexibility in planning for and reacting to changes in its business and in the industry in which TTNP operates;

●	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

●	limitations on TTNP’s ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of its strategy and other purposes and other disadvantages compared to companies with less debt.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect TTNP’s business, including its ability to negotiate and complete the Business Combination, and results of operations.

TTNP is subject to laws and regulations enacted by national, regional and local governments. In particular, TTNP is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on TTNP’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including its ability to negotiate and complete the Business Combination, and results of operations.

Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination.

In connection with business combination transactions similar to the proposed Business Combination, it is not uncommon for lawsuits to be filed against the parties and/or their respective directors and officers alleging, among other things, that the proxy statement/prospectus provided to stockholders contains false and misleading statements and/or omits material information concerning the transaction. Although no such lawsuits have been filed in connection with the Business Combination to date, it is possible that such actions may arise and, if such actions do arise, they generally seek, among other things, injunctive relief and an award of attorneys’ fees and expenses. Defending such lawsuits could require PubCo, TTNP and/or the Company to incur significant costs and draw the attention of their respective management teams away from the Business Combination. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Business Combination is consummated may adversely affect PubCo’s business, financial condition, results of operations and cash flows. Such legal proceedings could delay or prevent the Business Combination from becoming effective within the expected timeframe.

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The PubCo Ordinary Shares to be received by TTNP Stockholders as a result of the Business Combination will have different rights from shares of TTNP Common Stock.

Following completion of the Business Combination, TTNP Public Stockholders will not hold TTNP Common Stock, but will instead be shareholders of PubCo. There will be important differences between your current rights as a TTNP Stockholder and your rights as a PubCo shareholder. See “Comparison Of Corporate Governance And Shareholder Rights” for a discussion of the different rights associated with the securities.

The Business Combination is with a company located outside of the United States, and the laws applicable to such company will likely govern all material agreements related to the Business Combination, and as a result TTNP may not be able to enforce its legal rights under United States law.

The laws of the country in which the Company presently operates will govern almost all of the material agreements relating to its operations. TTNP cannot assure you that the Company will be able to enforce any of its material agreements or that remedies will be available in this new jurisdiction. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of its future agreements could result in a significant loss of business, business opportunities or capital.

The tax consequences of the Business Combination may adversely affect holders of TTNP Common Stock or TTNP Warrants.

It is intended that for U.S. federal income tax purposes the TTNP Merger, together with the Contribution and Exchange pursuant to the Business Combination, will constitute an integrated transaction that qualifies as an exchange generally eligible for the tax-deferred treatment under Section 351(a) of the Code (the “Intended Tax Treatment”). However, if it does not qualify for the Intended Tax Treatment (and does not otherwise qualify for tax-deferred treatment under another section of the Code), the TTNP Merger would be a taxable transaction to holders of TTNP Common Stock and TTNP warrants. Further, the receipt of PubCo Warrants in exchange for TTNP warrants pursuant to the TTNP Merger is generally expected to be a taxable transaction to holders of TTNP warrants notwithstanding the Intended Tax Treatment.

In addition, Section 367(a) of the Code generally requires a U.S. holder of stock in a U.S. corporation to recognize gain (but not loss) when such stock is exchanged for stock of a non-U.S. corporation in an exchange that would otherwise qualify for nonrecognition treatment unless certain conditions are met. It is currently expected that Section 367(a) of the Code will not apply to cause the exchange of TTNP Common Stock for PubCo Ordinary Shares pursuant to the TTNP Merger to be taxable (provided that the holder will, to the extent required, enter into a gain recognition agreement with the IRS). However, holders are cautioned that the potential application of Section 367(a) of the Code to the TTNP Merger is complex and depends on factors that cannot be determined until the closing of the TTNP Merger, and the interpretation of legal authorities and facts relating to the TTNP Merger. Accordingly, there can be no assurance that the IRS will not take the position that Section 367(a) of the Code applies to cause U.S. holders to recognize gain as a result of the Business Combination or that a court will not agree with such a position of the IRS in the event of litigation.

The requirements for the Intended Tax Treatment, including the application of Section 367(a) of the Code, are discussed in more detail under the section titled “Material U.S. Federal Income Tax Considerations of the Business Combination — U.S. Holders — The Business Combination.” Such requirements are highly complex and subject to uncertainty. If you are a U.S. holder exchanging TTNP Common Stock in the TTNP Merger or holding TTNP warrants at the time of the consummation of the TTNP Merger, you are urged to consult your tax advisor to determine the tax consequences thereof.

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The IRS may not agree that PubCo should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under generally applicable U.S. federal income tax rules, PubCo, which is incorporated under and governed by the laws of the Cayman Islands, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code, however, contains rules that may cause a non-U.S. corporation to, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. If PubCo were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial U.S. tax liability, in addition to tax liability in its country of residence, and the gross amount of any dividend payments to its Non-U.S. holders could be subject to U.S. withholding tax.

As more fully described in the section titled “Material U.S. Federal Income Tax Considerations of the Business Combination — Tax Residence of PubCo for U.S. Federal Income Tax Purposes,” PubCo is not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes. However, whether the requirements for such treatment have been satisfied must be finally determined at the completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances. Further, the rules for determining ownership under Section 7874 are complex, unclear and the subject of ongoing regulatory change. Accordingly, there can be no assurance that the IRS would not assert a contrary position to those described above or that such an assertion would not be sustained by a court in the event of litigation.

If PubCo or any subsidiary were a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. Holders of PubCo Ordinary Shares could be subject to adverse U.S. federal income tax consequences.

If PubCo is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder holds PubCo Ordinary Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. PubCo has not made a determination as to whether it currently is, or in the future may become, a PFIC, but there is a possibility that it may be classified as a PFIC for its taxable year that includes the date of the TTNP Merger or in the foreseeable future. There can be no assurance that PubCo will not be treated as a PFIC for any taxable year.

If PubCo were treated as a PFIC, a U.S. holder of PubCo Ordinary Shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. Certain elections (including a qualified electing fund (“QEF”) or a mark-to-market election) may be available to U.S. holders of PubCo Ordinary Shares to mitigate some of the adverse tax consequences resulting from PFIC treatment, but U.S. holders will not be able to make similar elections with respect to the PubCo Warrants. There is no assurance that PubCo will provide the information necessary for a U.S. holder to make a QEF election with respect to the U.S. holder’s PubCo Ordinary Shares.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which PubCo may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance that PubCo does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of PubCo’s subsidiaries.

Risks Relating to PubCo’s Operating as a Public Company

TalenTec’s management team has limited experience managing a public company.

The members of TalenTec management team have limited or no experience managing a publicly- traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. There are significant obligations it will now be subject to relating to reporting, procedures and internal controls, and the PubCo management team may not successfully or efficiently manage its transition to being a public company. These new obligations and scrutiny will require significant attention from management and could divert their attention away from the day-to-day management of TalenTec’s business, which could adversely affect its business, financial condition and operating results.

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In the future, if PubCo fails to implement and maintain an effective system of internal controls, PubCo may be unable to accurately report its results of operations, meets its reporting obligations or prevent fraud, and investor confidence and the market price of PubCo Ordinary Shares may be materially and adversely affected.

Upon completion of the Business Combination, PubCo will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that PubCo include a report from management on the effectiveness of PubCo’s internal control over financial reporting in PubCo’s annual report on Form 20-F beginning with PubCo’s annual report in PubCo’s second annual report on Form 20-F after becoming a public company. In addition, once PubCo ceases to be an “emerging growth company” as such term is defined in the JOBS Act, PubCo’s independent registered public accounting firm must attest to and report on the effectiveness of PubCo’s internal control over financial reporting. Moreover, even if PubCo’s management concludes that PubCo’s internal control over financial reporting is effective, PubCo’s independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with PubCo’s internal controls or the level at which PubCo’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from PubCo. In addition, after PubCo becomes a public company, PubCo’s reporting obligations may place a significant strain on PubCo’s management, operational and financial resources and systems for the foreseeable future. PubCo may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing PubCo’s internal control procedures, in the event that PubCo identifies weaknesses and deficiencies in PubCo’s internal control over financial reporting, and fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, PubCo may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if PubCo fails to achieve and maintain an effective internal control environment, it could result in material misstatements in PubCo’s financial statements and could also impair PubCo’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, PubCo’s businesses, financial condition, results of operations and prospects, as well as the trading price of the ordinary shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose PubCo to increased risk of fraud or misuse of corporate assets and subject PubCo to potential delisting from the stock exchange on which PubCo lists, regulatory investigations and civil or criminal sanctions. PubCo may also be required to restate its financial statements from prior periods. PubCo will incur increased costs as a result of being a public company.

Upon completion of the Business Combination, PubCo will become a public company and expect to incur significant legal, accounting, and other expenses. For example, as a result of becoming a public company, PubCo will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for it to obtain director and officer liability insurance, and PubCo may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, PubCo will incur additional costs associated with its public company reporting requirements. It may also be more difficult for PubCo to find qualified persons to serve on its board of directors or as executive officers.

After PubCo is no longer an “emerging growth company,” PubCo may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

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If PubCo ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting, and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.

Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

PubCo’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of PubCo’s home country of the Cayman Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of PubCo, it is possible that fewer board members will be exercising independent judgment and the level of board oversight of the management the company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. PubCo, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that PubCo’s home country’s rules do not. Following Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

Although as a foreign private issuer, PubCo is exempt from certain corporate governance standards applicable to US domestic issuers, if PubCo cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, PubCo’s securities may not be listed or may be delisted, which could negatively affect the price of its securities and your ability to sell them.

PubCo will seek to have its securities approved for listing on Nasdaq in connection with the Business Combination. PubCo cannot assure you that it will be able to meet those initial listing requirements at that time. Even if PubCo’s securities are listed on Nasdaq, it cannot assure you that its securities will continue to be listed on Nasdaq.

In addition, following the Business Combination, in order to maintain its listing on Nasdaq, PubCo will be required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if PubCo initially meets the listing requirements and other applicable rules of Nasdaq, PubCo may not be able to continue to satisfy these requirements and applicable rules. If PubCo is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

If Nasdaq does not list PubCo’s securities, or subsequently delists its securities from trading, PubCo could face significant consequences, including:

●	a limited availability for market quotations for its securities;

●	reduced liquidity with respect to its securities;

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●	a determination that its ordinary shares is a “penny stock,” which will require brokers trading in PubCo Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for PubCo Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under Cayman Islands law.

PubCo is an exempted company incorporated under the laws of the Cayman Islands. PubCo’s corporate affairs are governed by the PubCo Charter, the Cayman Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against PubCo’s directors, actions by PubCo’s minority shareholders and the fiduciary duties of PubCo’s directors to PubCo under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of PubCo’s shareholders and the fiduciary duties of PubCo’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although a judgment obtained in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. It may be difficult or impossible for you to bring an action against PubCo or against these individuals in the Cayman Islands in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against PubCo’s assets or the assets of PubCo’s directors and officers.

Shareholders of Cayman Islands exempted companies like PubCo have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. PubCo’s directors have discretion under the PubCo Charter that will become effective immediately prior to completion of the Business Combination to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, PubCo’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by PubCo’s management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

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PubCo does not expect to declare any dividends in the foreseeable future.

After the Closing, PubCo does not anticipate declaring any cash dividends to holders of PubCo Ordinary Shares in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about PubCo, its business, or its market, or if they change their recommendations regarding PubCo Ordinary Shares adversely, then the price and trading volume of PubCo Ordinary Shares could decline.

The trading market for PubCo Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about PubCo, its business, its market, or its competitors. Securities and industry analysts do not currently, and may never, publish research on PubCo. If no securities or industry analysts commence coverage of PubCo, PubCo Ordinary Shares price and trading volume would likely be negatively impacted. If any of the analysts who may cover PubCo change their recommendation regarding PubCo Ordinary Shares adversely, or provide more favorable relative recommendations about PubCo’s competitors, the price of PubCo Ordinary Shares would likely decline. If any analyst who may cover TTNP were to cease coverage of PubCo or fail to regularly publish reports on it, PubCo could lose visibility in the financial markets, which could cause the price or trading volume of PubCo Ordinary Shares to decline.

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PubCo will be deemed to be an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, PubCo Ordinary Shares may be less attractive to investors.

PubCo will be deemed to be an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act, and it intends to take advantage of some of the exemptions from reporting requirements that are available to emerging growth companies, including not being required to comply with the auditor attestation requirements in the assessment of PubCo’s internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used. Once we lose our “emerging growth company” and “smaller reporting company” status, we will no longer be able to take advantage of certain exemptions from reporting, and we will also be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will incur additional expenses in connection with such compliance and our management will need to devote additional time and effort to implement and comply with such requirements.

PubCo may take advantage of these reporting exemptions until it is no longer an emerging growth company. PubCo will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement, (b) in which PubCo has total annual gross revenue of at least $1.07 billion, or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which PubCo has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

PubCo cannot predict if investors will find its ordinary shares less attractive because it will rely on the accommodations and exemptions available to emerging growth companies. If some investors find PubCo Ordinary Shares less attractive as a result, there may be a less active trading market for PubCo Ordinary Shares and PubCo’s share price may be more volatile.

Risks Related to the Ownership of PubCo Securities After the Business Combination

There can be no assurance that the PubCo Ordinary Shares that will be issued in connection with the Business Combination will remain listed on the Trading Market after approval of its listing following the Closing, or that PubCo will be able to comply with the continued listing standards of the Trading Market.

PubCo intends to apply for the listing of the PubCo Ordinary Shares on the Trading Market. If after listing, the Trading Market chooses to delist PubCo for failure to meet the listing standards, PubCo and its shareholders could face significant material adverse consequences including:

●	a limited availability of market quotations for its securities;

●	reduced liquidity for its securities;

●	a determination that PubCo Ordinary Shares are a “penny stock” which will require brokers trading in the PubCo Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, a U.S. federal statute, prevents or preempts U.S. states from regulating the sale of certain securities, which are referred to as “covered securities.” If the PubCo Ordinary Shares are listed on the Trading Market, they will be covered securities. Although the states are preempted from regulating the sale of PubCo’s securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While PubCo is not aware of a state, other than the State of Idaho, having used these powers to prohibit or restrict the sale of securities issued by blank check companies, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if PubCo was not listed on the Trading Market, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities.

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A market for PubCo’s securities may not continue, which would adversely affect the liquidity and price of PubCo’s securities.

Following the Business Combination, the price of PubCo’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for PubCo’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of PubCo’s securities after the Business Combination can vary due to general economic conditions and forecasts, PubCo’s general business condition and the release of PubCo’s financial reports. Additionally, if its securities are not listed on, or become delisted from, the Trading Market for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of its securities may be more limited than if it were quoted or listed on the Trading Market or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

The sale by TalenTec Shareholders and holders of TTNP Series AA Preferred Stock may adversely affect the market price of the PubCo Ordinary Shares.

Pursuant to the TTNP Merger, each Company Share will be converted into the right to receive 8.524 Ordinary Shares, as a result of which TalenTec Shareholders’ Company Shares will be converted into the right to receive 4,943,920 PubCo Ordinary Shares, if all elect to enter into the Share Exchange Agreement. In addition, the TTNP Series AA Preferred Stock, all of which is owned by Sire (of which Mr. Chung is the sole shareholder6), will be converted into the right to receive 1,019,313 PubCo Ordinary Shares. Therefore, a total of 4,943,920, or 86.7%, of the 6,877,467 PubCo Ordinary Shares expected to be outstanding upon consummation of the Business Combination will be held by six persons.. Their sales of PubCo Ordinary Shares could adversely affect the market price of PubCo Ordinary Shares.

If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of TTNP’s securities or, following the Closing, PubCo’s securities, may decline.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of TTNP’s securities prior to the Closing may decline. The market values of PubCo’s securities at the time of the Business Combination may vary significantly from the prices of TTNP’s securities on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which TTNP Stockholders will vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of PubCo’s securities could contribute to the loss of all or part of your investment. Currently, there is no public market for the Company’s securities. Accordingly, the valuation ascribed to the Company may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for PubCo’s securities develops and continues, the trading price of PubCo’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond PubCo’s control. Any of the factors listed below could have a material adverse effect on your investment in PubCo’s securities and PubCo’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of PubCo’s securities may not recover and may experience a further decline.

Factors affecting the trading price of PubCo’s securities may include:

●	actual or anticipated fluctuations in PubCo’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

●	changes in the market’s expectations about PubCo’s operating results;

●	success of competitors;

●	PubCo’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning PubCo or the industries in which the Company operates;

6 Assumes successful conclusion of current negotiations of sale of Sire to Mr. Chung by Mr. Seow.

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●	operating and share price performance of other companies that investors deem comparable to PubCo;

●	PubCo’s ability to market new and enhanced products and technologies on a timely basis;

●	changes in laws and regulations affecting PubCo’s business;

●	PubCo’s ability to meet compliance requirements;

●	commencement of, or involvement in, litigation involving PubCo;

●	changes in PubCo’s capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of PubCo Ordinary Shares available for public sale;

●	any major change in the PubCo Board or management;

●	sales of substantial amounts of PubCo Ordinary Shares by PubCo’s directors, executive officers or significant shareholders or the perception that such sales could occur; and

●	general economic and political conditions such as recessions, interest rates, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of PubCo’s securities irrespective of PubCo’s operating performance. The stock market in general, and the Trading Market in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of PubCo’s securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to PubCo could depress PubCo’s share price regardless of PubCo’s business, prospects, financial conditions or results of operations. A decline in the market price of PubCo’s securities also could adversely affect PubCo’s ability to issue additional securities and PubCo’s ability to obtain additional financing in the future.

Failure to maintain effective internal controls over financial reporting could have a material adverse effect on PubCo’s business, operating results and stock price.

Prior to the consummation of the Business Combination, the Company is neither a publicly listed company, nor an affiliate of a publicly listed company, and has not dedicated accounting personnel and other resources to address internal control and other procedures commensurate with those of a publicly listed company. Effective internal control over financial reporting is necessary to increase the reliability of financial reports.

The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of the Company as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If PubCo is not able to implement the additional requirements of Section 404(a) of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of PubCo Ordinary Shares.

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Prior to the Business Combination, neither the Company nor its auditors were required to perform an evaluation of internal control over financial reporting as of July 31, 2023 and 2022 in accordance with the provisions of the Sarbanes-Oxley Act as it was a private company. In connection with the preparation of the Company’s consolidated financial statements for fiscal years 2023 and 2022, the Company identified material weaknesses in its internal control over financial reporting, as defined in the standards established by the PCAOB. The material weakness identified related to (i) lack of accounting staff and resources with appropriate knowledge of accounting principles generally accepted in the U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex technical accounting issue in accordance with GAAP and the SEC requirements, and (ii) lack of information technology general controls in the areas of IT policies and procedures, user provisioning and termination, privileged access and service organization monitoring who are responsible for change management over certain core business system and accounting system. To remediate the material weaknesses, the Company has begun, and will continue, to (A) hire additional finance and accounting staff with qualifications and work experience in GAAP and SEC reporting requirements to formalize the key internal control over financial reporting; (B) allocate sufficient resources to prepare and review financial statements and related disclosures in accordance with GAAP and SEC reporting requirements; and (C) hire experienced IT staff with qualifications of the CRISC (“Certified in Risk and Information Systems Control”) to formalize and strengthen the key internal control over Information Technology General Control.

Following the Business Combination, PubCo’s independent registered public accounting firm will not be required to report on the effectiveness of its internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 until PubCo’s first Form 20-F following the date on which it ceases to qualify as an “emerging growth company,” which may be up to five full fiscal years following the date of the first sale of common equity securities pursuant to an effective registration statement. If such evaluation were performed, control deficiencies could be identified by PubCo’s management, and those control deficiencies could also represent one or more material weaknesses. In addition, PubCo cannot predict the outcome of this determination and whether PubCo will need to implement remedial actions in order to implement effective control over financial reporting. If in subsequent years PubCo is unable to assert that PubCo’s internal control over financial reporting is effective, or if PubCo’s auditors express an opinion that PubCo’s internal control over financial reporting is ineffective, PubCo may fail to meet the future reporting obligations in a timely and reliable manner and its financial statements may contain material misstatements. Any such failure could also adversely cause PubCo’s investors to have less confidence in the accuracy and completeness of its financial reports, which could have a material adverse effect on the price of PubCo’s securities.

Each of TTNP and the Company have incurred and will incur substantial costs in connection with the Business Combination and related transactions, such as legal, accounting, consulting and financial advisory fees.

As part of the Business Combination, each of TTNP and the Company is utilizing professional service firms for legal, accounting and financial advisory services. Although the parties have been provided with estimates of the costs for each advisory firm, the total actual costs for their legal, accounting and consulting fees may exceed those estimates. In addition, the companies may retain consulting services to assist in the integration of the businesses. These consulting services may extend beyond the current estimated time frame thus resulting in higher than expected costs.

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UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information has been prepared to aid in your analysis of the financial impacts of (1) the transaction between TTNP and PubCo, Merger Sub and the Company and (2) certain related transactions. The pro forma financial information reflects the combination of historical financial information of TTNP and TalenTec , adjusted to give effect to (A) the transactions, inclusive of the issuance of PubCo Ordinary Shares for TTNP Common Stock, TTNP Series AA Preferred Stock, and the exchange of PubCo Ordinary Shares for TalenTec’s ordinary shares in accordance with the terms of the Merger Agreement, and (B) the payment of transaction costs, as required by the Merger Agreement, as each are subsequently described in greater detail. Hereinafter, TTNP and TalenTec are collectively referred to as the “companies,” and the companies, subsequent to the transaction, are referred to herein as the “Combined Company.”

The unaudited pro forma condensed combined balance sheet, which has been presented for the Combined Company as of July 31, 2024, gives effect to the Transactions as if they were consummated on July 31, 2024. (PubCo has adopted a July 31 fiscal year.) The unaudited pro forma condensed combined statements of operations, which have been presented for the Combined Company for the year ended July 31, 2024, give pro forma effect to the Transactions as if they had occurred on August 1, 2023. The historical consolidated financial information of TTNP and historical combined financial information of TalenTec, f/k/a KE Sdn. Bhd., has been adjusted in the pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the transaction, (2) factually supportable, and (3) with respect to the pro forma statements of operations, expected to have a continuing impact on the results of the Combined Company. The pro forma financial statements have been presented for informational purposes only and are not necessarily indicative of what the Combined Company’s financial position or results of operations actually would have been had the transaction been completed as of the dates indicated. In addition, the pro forma financial statements do not purport to project the future financial position or operating results of the Combined Company.

The unaudited pro forma condensed co combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes:

●	the historical unaudited condensed financial statements of TTNP as of and for the nine months ended September 30, 2024, which are included in TTNP’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2024, filed with the SEC on January 3, 2025, and the historical audited financial statements of TTNP as of and for the year ended December 31, 2023 and 2022, which are included in TTNP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on April 1, 2024.

●	the historical audited combined financial statements of TalenTec, f/k/a KE Sdn. Bhd., as of and for the year ended July 31, 2024 , each of which are included elsewhere in this report.

The unaudited pro forma condensed combined financial information should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in TTNP’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2024, filed with the SEC on January 3, 2025 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in TTNP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on April 1, 2024, and included elsewhere in this proxy statement/prospectus, and The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus.

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Description of the Transactions

The unaudited pro forma condensed combined financial statements reflect (1) the transaction between TTNP and TalenTec in accordance with the Merger Agreement dated August 19, 2024, and (2) additional transactions directly related to and/or triggered by the transaction. More specifically, the unaudited pro forma condensed combined financial statements give effect to the following material events:

●	the issuance of PubCo Ordinary Shares in exchange for all of issued and outstanding TTNP Common Stock at 1:1 basis in accordance with the Merger Agreement dated August 19, 2024;

●	the issuance of PubCo Ordinary Shares in exchange for all of issued and outstanding TTNP Series AA Preferred Stock at 1.07296:1 basis in accordance with the Merger Agreement;

●	the change of TTNP warrants or options to purchase a certain number of TTNP Common Stock to PubCo warrants or options to purchase the same number of PubCo Ordinary Shares issuable upon the exercise of that warrant or option, as applicable, at an exercise price per share equal to the per share exercise price of such warrant or option, and otherwise upon the same terms and conditions as set forth in the applicable underlying agreement. Notwithstanding the foregoing, a holder of those certain TTTNP warrants initially exercisable October 30, 2020, expiring December 1, 2025; or those certain TTNP warrants initially exercisable January 20, 2021, expiring July 20, 2026; or initially exercisable February 4, 2022, expiring August 4, 2027, may, within 30 days after the consummation of the TTNP Merger, require TTNP to purchase the unexercised portion of those warrants from the holder at the Black Scholes Value (as defined in the warrant) of that portion.

●	the issuance of PubCo Ordinary Shares in exchange for all of the issued and outstanding TalenTec Shares at 8.524:1 basis in accordance with the Merger Agreement.

Upon the closing of the Transactions, (i) existing TTNP Stockholders (other than the Related Parties) will own approximately 28.1% of the issued and outstanding PubCo Ordinary Shares; (ii) TalenTec’s existing security holders will own approximately 71.9% of the outstanding PubCo Ordinary Shares; and (iii) the Related Parties, through their ownership of TTNP Common Stock on the date hereof, will own less than one percent of the issued and outstanding PubCo Ordinary Shares. Such ownership percentages could be subject to proportional dilution for any required financing in connection with the Closing.

The following table provides an estimate of the Combined Company’s ordinary shares that are anticipated to be outstanding immediately subsequent to consummation of the Transactions:

Combined Company ordinary shares held by:	Shares Outstanding	% of Post-transaction Outstanding Shares
Pre-transaction TTNP Stockholders, the Related Parties	3,313	0.0%
Pre-transaction TTNP Stockholders, other than the Related Parties and Pre-transaction TTNP Series AA preferred stockholder	910,921	13.3%
Pre-transaction TTNP Series AA preferred stockholder	1,019,313	14.8%
Pre-transaction TalenTec stockholder, Danny Vincent Dass	2,344,100	34.1%
Pre-transaction TalenTec stockholders, other than Mr. Dass	2,599,820	37.8%
	6,877,467	100.0%

TalenTec’s existing security holders	4,943,920	71.9%

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Accounting for the Transaction

Notwithstanding the legal form of the transaction pursuant to the Merger Agreement, the transaction is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, TTNP is treated as the acquired company for financial reporting purposes, and TalenTec is treated as the accounting acquirer. In accordance with this accounting method, the transaction is treated as the equivalent of TalenTec’s issuing stock for the net assets of TTNP, accompanied by a recapitalization. The net assets of TTNP are stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the closing of the transaction are those of TalenTec.

TalenTec was deemed the accounting acquirer for purposes of the transaction based on an evaluation of the following facts and circumstances:

●	TalenTec’s senior management team as of immediately prior to the Transactions comprises senior management of the post-closing Combined Company;

●	TalenTec designated a majority of the members of the Combined Company’s initial Board of Directors;

●	TalenTec’s operations comprise the ongoing operations of the Combined Company; and

●	TalenTec’s pre-transaction shareholders will comprise the majority of the Combined Company shareholders.

Basis of Pro Forma Presentation

In accordance with Article 11 of Regulation S-X, pro forma adjustments to the combined historical financial information of TTNP and TalenTec, give effect to transaction accounting adjustments that (1) depict in the unaudited pro forma condensed combined balance sheet the accounting required to be applied to the Transactions pursuant to U.S. GAAP assuming those adjustments were made as of July 31, 2024 and (2) depict in the unaudited pro forma condensed combined statements of operations the effects of the pro forma balance sheet adjustments, assuming those adjustments were made as of the beginning of the earliest period presented. Accordingly, non-recurring pro forma adjustments that impact the pro forma income of the Combined Company have been recorded to the unaudited pro forma condensed combined statement of operations for the year ended July 31, 2024, as the Transactions are assumed to have occurred on August 1, 2023 for purposes of presenting pro forma statement of operations information. TTNP and TalenTec have not had any historical relationship prior to the Transactions, thus preparation of the accompanying pro forma financial information did not require any adjustments with respect to such activities.

The unaudited pro forma condensed combined financial information has been presented to provide relevant information necessary for an understanding of the Combined Company subsequent to completion of the Transactions. However, the unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Transactions occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. The pro forma adjustments represent estimates based on information available as of the dates of the unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available. Assumptions and estimates underlying the pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes. The actual financial position and results of operations of the Combined Company subsequent to consummation of the Transactions may differ significantly from the pro forma amounts reflected herein.

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UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(In U.S. dollars thousands, except for share and per share data, or otherwise noted)

	Historical
	September 30, 2024	July 31, 2024
	3(A) Titan Pharmaceuticals, Inc.	3(B) TalenTec Sdn. Bhd.	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$3,399	$684	$(476)	3(a)	$2,530
			(1,077)	3(b)	-
Restricted cash	-	550	-		550
Accounts receivable, net	38	287	-		325
Contract assets	-	3	-		3
Deferred costs	-	318	-		318
Deferred offering cost	-	370	(370)	3(b)	-
Prepaid expenses and other current assets	165	39	-		204
Total current assets	3,602	2,251	(1,923)		3,930

Non-current assets:
Property and equipment, net	-	1	-		1
Total non-current assets	-	1	-		1
TOTAL ASSETS	$3,602	$2,252	$(1,953)		$3,901

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$331	$152	-		$483
Notes payable	-	320	-		320
Contract liability	-	476	-		476
Amounts due to related parties	-	359	(359)	3(b)	-
Accrued expenses and other current liabilities	-	182	-		182
Current portion of long-term borrowings	-	66	-		66
Total current liabilities	331	1,555	(359)		1,527

Non-current liabilities:
Long-term borrowings	-	18	-		18
Total non-current liabilities	-	18	-		18
Total liabilities	331	1,573	(359)		1,545

Commitments and contingencies	-	-	-		-

Stockholders’ equity:
TTNP preferred stock, $0.001 par value	1	-	(1)	3(c)	-
TTNP common stock, $0.001 par value	1	-	(1)	3(c)	-
TalenTec common stock, $0.3830 (RM1) par value	-	209	(209)	3(c)	-
PubCo ordinary shares, $0.001 par value	-	-	7	3(c)	7
Additional paid-in capital	398,975	782	(1088)	3(b)	2,691
			(395,978)	3(c)
Accumulated deficit	(395,706)	(259)	(476)	3(a)	(259)
			396,182	3(c)
Accumulated other comprehensive loss	-	(53)	-		(53)
Total stockholders’ equity	3,271	679	(1,564)		2,386
Total liabilities and stockholders’ equity	$3,602	$2,252	$(1,923)		$3,931

See accompanying notes to the unaudited pro forma condensed combined financial information.

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UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
 (In U.S. dollars thousands, except for share and per share data, or otherwise noted)

	Historical
	For the years ended
	September 30, 2024	July 31, 2024
	4(A) Titan Pharmaceuticals, Inc.	4(B) TalenTec Sdn. Bhd.	Transaction Accounting Adjustments			Pro Forma Combined
Revenues	$-	$2,124	$			$2,124
Cost of revenues	-	1,438				1,438
Gross profit	-	686				686

Operating expenses:
Selling and marketing expenses	-	17		-		17
General and administrative expenses	5,295	551		476	4(a)	6,322
				473	4(a)
Research and development expenses	487	-		(487)	4(b)	-
Total operating expenses	5,782	568		(11)		6,339

Loss from operations	(5,782)	118		11		(5,653)

Other income (expense), net:
Interest expense, net	(12)	(48)				(60)
Gain on asset sale	23	-		(23)	4(c)	-
Other expense, net	(75)	83		-		8
Total other expense, net	(64)	35		(23)		(52)

Loss before income taxes	(5,846)	153		(12)		(5,705)
Provision for income taxes	-	-		-		-
Net loss	$(5,846)	$153		$(12)		$(5,705)

Weighted average number of ordinary shares outstanding - basic and diluted	858,971					6,877,467	3(d)
Net loss per ordinary share - basic and diluted	$(6.81)					$(0.83)

See accompanying notes to the unaudited pro forma condensed combined financial information.

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NOTE 1. BASIS OF PRESENTATION

The transaction between TTNP and TalenTec is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, TTNP is treated as the acquired company for financial reporting purposes, and TalenTec is treated as the accounting acquirer. The transaction is treated as the equivalent of TalenTec issuing stock for the net assets of TTNP, accompanied by a recapitalization. The net assets of TTNP are stated at historical cost, with no goodwill or intangible assets recorded. Operations prior to the transaction are those of TalenTec.

The unaudited pro forma condensed combined balance sheet assumes that the Transactions were completed on July 31, 2024. The unaudited pro forma condensed combined statements of operations for the year ended July 31, 2024 give pro forma effect to the Transactions as if they had occurred on August 1, 2023. Non-recurring pro forma adjustments that impact the pro forma income of the Combined Company have been recorded to the pro forma condensed combined statement of operations for the year ended July 31, 2024, as the Transactions are assumed to have occurred on August 1, 2023 for purposes of presenting pro forma income statement information.

TTNP has a fiscal year end of December 31, while TalenTec has a fiscal year end of July 31, accordingly the most recent period ended balance sheet date for TTNP is September 30, 2024 and for TalenTec is July 31, 2024. As TalenTec has been determined to be the accounting acquirer, its latest balance sheet date was used for pro forma presentation (July 31, 2024) and their prior fiscal year end was used for prior annual period presentation. According to SEC Regulation S-X, when the acquiree’s year end is more than one quarter different than the registrant’s year end, the acquirer combines its annual income statement with the acquiree’s for a 12-month period that ends within one quarter of the registrant’s year end. Accordingly, in the pro forma financial statements the following periods have been combined:

●	Historical balance sheet of TalenTec as of July 31, 2024 and historical balance sheet of TTNP as of September 30, 2024.

●	Historical statement of operations of TalenTec for the fiscal year ended July 31, 2024 and historical statement of operations of TTNP for the fiscal year ended September 30, 2024, which derived by subtracting the financial result for the nine months ended September 30, 2023 from the combined financial results for the nine months ended September 30, 2024 and the fiscal year ended December 31, 2024

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes:

●	the historical unaudited condensed financial statements of TTNP as of and for the nine months ended September 30, 2024, which are included in TTNP’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2024, filed with the SEC on [ ], 2024, the historical audited financial statements of TTNP as of and for the year ended December 31, 2023 and 2022, which are included in TTNP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on April 1, 2024.

●	the historical audited combined financial statements of TalenTec as of and for the year ended July 31, 2024, which is included elsewhere in this proxy statement/prospectus.

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The unaudited pro forma condensed combined financial information does not give effect to any management adjustments or anticipated synergies, operating efficiencies, cost savings or other benefits that may result from consummation of the Transactions. The pro forma adjustments are based on currently available information and certain assumptions and methodologies believed to be reasonable under the circumstances. Management has made significant estimates and assumptions in its determination of the pro forma adjustments and, accordingly, actual amounts may differ materially from the information presented. However, management believes that its assumptions and estimates provide a reasonable basis for presenting all of the significant effects of the Transactions based on information available to management at the time, and the pro forma adjustments give appropriate effect to those assumptions and are applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position of the Combined Company would have been had the Transactions taken place on the dates indicated, nor is the information indicative of the future consolidated results of operations or financial position of the Combined Company.

NOTE 2. ACCOUNTING POLICIES

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Combination Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

NOTE 3. ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes:

3(A)	Derived from the unaudited consolidated balance sheet of TTNP as of September 30, 2024.

3(B)	Derived from the audited consolidated balance sheet of TalenTec as of July 31, 2024.

Pro forma Balance Sheet Transaction Accounting Adjustments:

2(a)	To reflect preliminary estimated transaction costs of $476 thousand, not yet reflected in the historical financial statements, which are expected to be incurred by TTNP in connection with the Business Combination, such as advisory, legal and auditor fees, as an increase in accrued expenses and accumulated deficit in the unaudited pro forma condensed combined balance sheet

2(b)	To reflect preliminary estimated transaction costs of $718 thousand to reduce cash and $370 thousand to reduce deferred offering costs, which are expected to be incurred by TalenTec in connection with the Business Combination, such as advisory, legal and auditor fees, as an increase in additional paid-in capital in the unaudited pro forma condensed combined balance sheet

3(c)	To reflect the recapitalization of TalenTec pursuant to the Merger Agreement, through (i) the issuance of 914,234 shares of PubCo Ordinary Shares in exchange for 914,234 shares of TTNP Common Stock at the exchange ratio of 1:1, (ii) the issuance of 1,019,313 of PubCo Ordinary Shares in exchange for 950,000 shares of TTNP Series AA Preferred Stock at the exchange ratio of 1:1.07296, (iii) the issuance of 4,943,920 shares of PubCo Ordinary Shares in exchange for 580,000 shares of KE Ordinary Shares at the exchange ratio of 1:8.524, and to reflect (iv) the de-recognition of accumulated deficit of TTNP which is reversed to additional paid-in capital.

The de-recognition of accumulated deficit of TTNP is determined as follows (in thousands):

Accumulated deficit of TTNP as of September 31, 2024	$395,706
Preliminary estimated transaction costs of TTNP, see Note 2(a)	476
Total adjustment to derecognize the accumulated deficit	$396,182

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NOTE 4. ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEARS ENDED JULY 31, 2024 OR SEPTEMBER 30, 2024

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes:

4(A)	Derived from the unaudited consolidated statement of operations and comprehensive loss of TTNP for the 12 months ended September 30, 2024.

4(B)	Derived from the audited consolidated statement of operations and comprehensive TalenTec for the year ended July 31, 2024.

Given TalenTec’s history of net losses and valuation allowance, management assumed an effective tax rate of 0%. Therefore, the pro forma adjustments to the unaudited pro forma condensed combined statement of operations resulted in no additional income tax adjustment to the unaudited pro forma condensed combined financial information.

Pro forma Statement of Operations Transaction Accounting Adjustments:

4(a)	To reflect TTNP’s estimated advisory, legal, audit and other costs related to the TTNP Merger, as an increase to general and administrative expenses.

4(b)	To reflect the de-recognition of TTNP’s research and development expenses related to discontinued research and development activities.

4(c)	To reflect the gain on sales of TTNP’s assets related to discontinued activities.

4(d)	The pro forma combined basic and diluted net loss per share has been adjusted. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of PubCo Ordinary Shares of the combined company for the presenting period. The pro forma weighted average shares have been calculated as follows:

	Basic	Diluted
Historical weighted average number of TTNP common stock outstanding	858,971	858,971
De-recognition of TTNP common stock in connection with the TTNP Merger	(858,971)	(858,971)
Estimated shares of PubCo Ordinary Share expected to be issued in connection with the TTNP Merger upon Closing	6,877,467	6,877,467
Pro forma combined weighted average number of ordinary shares outstanding	6,877,467	6,877,467

	Basic	Diluted
Historical weighted average number of TTNP common stock outstanding	746,944	746,944
De-recognition of TTNP common stock in connection with the TTNP Merger	(746,944)	(746,944)
Estimated shares of PubCo Ordinary Share expected to be issued in connection with the TTNP Merger upon Closing	6,877,467	6,877,467
Pro forma combined weighted average number of ordinary shares outstanding	6,877,467	6,877,467

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SPECIAL MEETING OF TTNP STOCKHOLDERS

General

TTNP is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by the TTNP Board for use at the Special Meeting to be held on [•], 2025 and at any adjournment or postponement thereof. This proxy statement/prospectus provides TTNP Stockholders with information they need to know to be able to vote or direct their vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on [•] 2025, at [•] Eastern time. The meeting will be held virtually over the internet by means of a live audio webcast. You will be able to attend, vote your shares and submit questions during the Special Meeting via a live webcast available at [•].

Purpose of the Special Meeting

TTNP Stockholders are being asked to vote on the Business Combination Proposal, the Nasdaq Proposal, and the Adjournment Proposal.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of TTNP Common Stock at the close of business on [•], 2025, which is the Record Date. You are entitled to one vote for each share of TTNP Common Stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were [1,064,321] shares of TTNP Common Stock outstanding, of which [1,061,0087] shares are TTNP Public Shares. Accordingly, to approve the Business Combination, [528,8497], or approximately [49.8]%, of the [1,061,008] TTNP Public Shares, must be voted in favor of the Business Combination to approve it

Vote of the Directors and Officers

Sire and TTNP directors and officers have stated their intention to vote their shares in favor of the Business Combination Proposal and all other Proposals presented in this proxy statement/prospectus. As a result, [528,848], or approximately [49.8]% of the TTNP Public Shares to be voted in favor of the Business Combination in order to have the Business Combination approved.

Quorum and Required Vote for Proposals

A quorum of TTNP Stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the shares of TTNP Common Stock issued and outstanding and entitled to vote at the Special Meeting is present via the virtual meeting platform or represented by proxy at the Special Meeting. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum. The approval of the Business Combination Proposal requires the affirmative vote of a majority of the issued and outstanding shares of TTNP Common Stock as of the Record Date. Accordingly, a TTNP Stockholder’s failure to vote by proxy or to vote via the virtual meeting platform at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Business Combination Proposal.

The approval of all other Proposals presented in this proxy statement/prospectus require the affirmative vote of a majority of the shares of TTNP Common Stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting. Accordingly, a TTNP Stockholder’s failure to vote by proxy or to vote via the virtual meeting platform at the Special Meeting or an abstention will have no effect on the outcome of such Proposals.

7 Assumes conversion of TTNP Series AA Preferred Stock held by Sire into 150,087 shares of TTNP Common Stock.

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Abstentions and Broker Non-Votes

Broker non-votes will not be counted as present for the purposes of establishing a quorum and will have no effect on any of the Proposals.

Recommendation of the TTNP Board

The TTNP Board has determined that each of the Proposals presented in this proxy statement/prospectus is fair to and in the best interests of TTNP and its stockholders and has approved such Proposals. The TTNP Board recommends that stockholders vote “FOR” each of the Business Combination Proposal, the Nasdaq Proposal, and the Adjournment Proposal.

When you consider the recommendation of the TTNP Board in favor of approval of the Proposals, you should TalenTec in mind that the TTNP’s directors and officers have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. These interests include, among other things:

●	TTNP’s directors will continue to serve on the Board of PubCo, and Mr. Chay, TTNP’s Chief Executive Officer, will serve as Chairman and Chief Executive Officer of PubCo.

●	TTNP’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Merger Agreement.

The existence of the interests described above may result in a conflict of interest on the part of TTNP’s officers and directors in entering into the Merger Agreement and making their recommendation that you vote in favor of the approval of the Business Combination.

For more information, see the section above titled “Summary of the Proxy Statement/Prospectus — Interests of Certain Persons in the Business Combination .”

Voting Your Shares — Stockholders of Record

Each share of TTNP Common Stock that you own in your name entitles you to one vote. If you are a record owner of your shares, there are two ways to vote your shares of TTNP Common Stock at the Special Meeting:

You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the TTNP Board “FOR” Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the Adjournment Proposal (if presented). Votes received after a matter has been voted upon at the Special Meeting will not be counted.

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You Can Attend the Special Meeting and Vote During the Meeting. You can access the Special Meeting by visiting the website [•]. You will need your control number for access. If you do not have a control number, please contact Continental. Please allow up to 48 hours prior to the meeting for processing your control number. Instructions on how to attend and participate at the Special Meeting are available at [•].

Voting Your Shares — Beneficial Owners

If your TTNP Common Stock is held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. As a beneficial owner, if you wish to vote at the Special Meeting, you must get a proxy from the broker, bank or other nominee. Please see “— Attending the Special Meeting” below.

Attending the Special Meeting

Only TTNP Stockholders on the Record Date or their legal proxyholders may attend the Special Meeting. Please note that you will only be able to access the Special Meeting by means of remote communication. Please have your Control Number, which can be found on your proxy card, to join the Special Meeting. If you do not have a control number, please contact TTNP’s transfer agent, Continental Stock Transfer & Trust Company.

Revoking Your Proxy

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;

●	you may notify TTNP’s secretary in writing before the Special Meeting that you have revoked your proxy; or

●	you may attend the Special Meeting, revoke your proxy, and vote via the virtual meeting platform as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your TTNP Common Stock, you may contact the proxy solicitor as follows:

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[PROXY AGENT]

No Additional Matters May Be Presented at the Special Meeting

The Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Nasdaq Proposal and the Adjournment Proposal. Under the TTNP Bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.

Appraisal and Dissenting Rights

TTNP Stockholders do not have appraisal rights in connection with the Business Combination or the other proposals.

Proxy Solicitation

TTNP is soliciting proxies on behalf of the TTNP Board. This solicitation is being made by mail but also may be made by telephone, by facsimile, on the internet or in person. TTNP and its directors, officers and employees may also solicit proxies in person. TTNP will file with the SEC all scripts and other electronic communications as proxy soliciting materials. TTNP will bear the cost of the solicitation.

TTNP has hired [●] to assist in the proxy solicitation process. TTNP will pay [●] a fee of $[●], plus disbursements of its expenses in connection with services relating to the Special Meeting.

TTNP will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. TTNP will reimburse them for their reasonable expenses in connection with such efforts.

THE BUSINESS COMBINATION PROPOSAL

General

Holders of TTNP Common Stock are being asked to approve and adopt the Merger Agreement and the Business Combination. TTNP Stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section titled “— The Merger Agreement” below, for additional information and a summary of certain terms of the Merger Agreement. You are urged to carefully read the Merger Agreement in its entirety before voting on this Proposal.

Because TTNP is holding a stockholder vote on the Business Combination, TTNP may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the issued and outstanding shares of TTNP Common Stock as of the Record Date for the Special Meeting.

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The Merger Agreement

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about TTNP, the Company or PubCo. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Business Combination and the terms and conditions of the Merger Agreement. Any defined terms used in this summary but not defined in this summary or in the section titled “— Frequently Used Terms” shall have the meanings set forth in the Merger Agreement.

The Merger Agreement contains representations and warranties that TTNP, PubCo, and Merger Sub on the one hand, and TalenTec, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and are intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in Disclosure Letters exchanged by the parties in connection with signing the Merger Agreement. While the parties do not believe that these Disclosure Letters contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the Disclosure Letters do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about TTNP, PubCo, Merger Sub, or the Company because they were made as of specific dates, are intended merely as a risk allocation mechanism between TTNP and the Company and are modified by the Disclosure Letters.

General; Structure of the Business Combination; Closing

On August 19, 2024, TTNP entered into the Merger Agreement with PubCo, Merger Sub, and the Company.

Pursuant to the Merger Agreement, PubCo will acquire ownership of TTNP and Company in related transactions, as follows:

●	Pursuant to the Merger Agreement, and in accordance with the Delaware General Corporation Law, Merger Sub will merge with and into TTNP; the separate existence of Merger Sub will cease; and Parent will be the surviving corporation of the TTNP Merger and a direct wholly owned subsidiary of PubCo.

●	Pursuant to the Merger Agreement, within five business days after this proxy statement/prospectus became effective, PubCo, TTNP, and the Company will, and each of the TalenTec Shareholders may elect to, enter into the Share Exchange Agreement, pursuant to which, immediately following effectiveness of the TTNP Merger, each TalenTec Shareholder entering into the Share Exchange Agreement will contribute and exchange all of his Company shares in exchange for PubCo Ordinary Shares. If all TalenTec Shareholders enter into and consummate the Share Exchange Agreement, the Company will thereupon be a direct wholly owned subsidiary of PubCo. TTNP may terminate the Merger Agreement if fewer than all TalenTec Shareholders enter into the Share Exchange Agreement within the specified period.

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The TTNP Merger

At the TTNP Merger Effective Time:

●	By virtue of the TTNP Merger, and without any action on the part of any party to the Merger Agreement or the holders of securities of Merger Sub, each share of Merger Sub that is issued and outstanding immediately prior to the TTNP Merger Effective Time shall automatically be converted into an equal number of shares of the Surviving Corporation.

●	At the TTNP Merger Effective Time, by virtue of the TTNP Merger and conditioned on the consummation of the Business Combination, and without any action on the part of the holders of TTNP Common Stock, each share of TTNP Common Stock that is issued and outstanding immediately prior to the TTNP Merger Effective Time shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the Transmittal Documents, as defined in the Merger Agreement, one PubCo Ordinary Share.

●	At the TTNP Merger Effective Time, by virtue of the TTNP Merger and conditioned on the consummation of the Business Combination, and without any action on the part of the holders of TTNP Series AA Preferred Stock, each share of TTNP Series AA Preferred Stock that is issued and outstanding immediately prior to the TTNP Merger Effective Time, shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the Transmittal Documents, as defined in the Merger Agreement, 1.07296 PubCo Ordinary Shares.

●	If there are any shares of TTNP Capital Stock that are owned by TTNP as treasury shares or any shares of TTNP Capital Stock owned by any direct or indirect subsidiary of TTNP immediately prior to the TTNP Merger Effective Time, such shares of TTNP Capital Stock shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor; and

●

At the TTNP Merger Effective Time, without any action on the part of any holder of TTNP warrants or options (as defined in the Merger Agreement), each TTNP warrant or option that is issued and outstanding immediately prior to the TTNP Merger Effective Time shall become a warrant or option, as applicable, to purchase that number of PubCo Ordinary Shares equal to the number of shares of TTNP Common Stock that would have been issuable upon the exercise of that warrant or option, as applicable, at an exercise price per share equal to the per share exercise price of such warrant or option, and otherwise upon the same terms and conditions, as set forth in the applicable underlying agreement. Other than as described in the immediately preceding sentence, each such warrant or option so assumed shall continue to have, and shall be subject to, the same terms and conditions as applied to the underlying warrant or option immediately prior to the TTNP Merger Effective Time. Notwithstanding the foregoing, a holder of TTNP warrants initially exercisable July 9, 2020, expiring July 9, 2025; or those certain TTNP warrants initially exercisable October 30, 2020, expiring December 1, 2025; or TTNP warrants initially exercisable January 20, 2021, expiring July 20, 2026; or initially exercisable February 4, 2022, expiring August 4, 2027, may, within 30 days after the consummation of the TTNP Merger, require the Surviving Corporation to purchase the unexercised portion of those warrants from the holder at the Black Scholes Value (as defined in the warrant) of that portion.

The Contribution and Exchange

Immediately following the TTNP Merger Effective Time, the Contribution and Exchange shall occur as follows (the “Exchange Effective Time”): Pursuant to the terms of the Share Exchange Agreement, each TalenTec Shareholder electing to become a party thereto shall contribute to PubCo all of such TalenTec Shareholder’s Company Shares, and in exchange for the contribution of such Company Shares, PubCo shall issue to such TalenTec Shareholder for each Company Share contributed 8.524 newly issued PubCo Ordinary Shares. TTNP may terminate the Merger Agreement if fewer than all TalenTec Shareholders elect to enter into the Share Exchange Agreement. The consummation of the Business Combination is also subject to customary closing conditions among other terms.

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The Merger Agreement includes a covenant for TalenTec and TTNP to use commercially reasonable efforts to obtain Transaction Financing (the “Transaction Financing”), in the form of written commitments for a private placement of equity, debt or other alternative financing to PubCo, from Transaction Investors, to be agreed by Parent and the Company, in an amount up to $1 million.

It is anticipated that upon Closing, (i) existing TTNP Stockholders (other than TTNP’s officers and directors (the “Related Parties”)) will own approximately 28.1% of the issued and outstanding PubCo Ordinary Shares; (ii) TalenTec Shareholders will own, beneficially, approximately 71.9% of the outstanding PubCo Ordinary Shares; and (iii) TTNP’s officers and directors will own less than 1% of PubCo’s Ordinary Shares. Such ownership percentages could be subject to proportional dilution for any required financing in connection with the Closing.

TTNP Common Stock is publicly traded on the Nasdaq Capital Market under the symbol “TTNP.” PubCo has applied for listing, to be effective at the time of the Business Combination, of PubCo Ordinary Shares. Upon consummation of the Business Combination, the ordinary shares will be listed on Nasdaq Capital Market under the symbol “SIRE.”

Exclusivity

Except in connection with Transaction Financing, each of the Company and TTNP has agreed not to, and to cause its Representatives not to, until the earlier of Closing or the valid termination of the Merger Agreement, (i) initiate any negotiations with any person with respect to, or provide any non-public information or data concerning the Company or TTNP or their respective subsidiaries, or afford to any person access to the business, properties, assets or personnel of the Company or TTNP or any of their respective subsidiaries if any, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal or Alternative Transaction, as defined in the Merger Agreement, grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state relating to an Acquisition Proposal or Alternative Transaction, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal or Alternative Transaction. Each of the Company and TTNP shall, and shall cause its Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Transaction or Acquisition Proposal.

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Representations, Warranties, and Covenants

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) with respect to the Company: (i) entity organization, good standing and qualification, (ii) subsidiaries and capitalization, (iii) authorization to enter into the Merger Agreement and to consummate the Transactions, (iv) financial statements, (v) material contracts, (vi) intellectual property, (vii) title to properties and assets and outstanding liens, (viii) real property, (ix) environmental matters, (x) compliance with other instruments; (xi) compliance with laws, (xii) absence of material changes, (xiii) litigation, (xiv) insurance, (xv) governmental consents, (xvi) material permits, (xvii) registration and voting rights, (xviii) brokers, finders and transaction expenses, (xix) related-party transactions, (xx) labor agreements, actions and employee compensation, (xxi) employee benefit plans, (xxii) taxes, (xxiii) books and records, (xxiv) the U.S. Foreign Corrupt Practices Act; (xxv) anti-money laundering, (xxvi) sanctions; (xxvii) export controls; (xxviii) takeover statutes and charter provisions, (xxix) proxy statement and prospectus, and (xxx) approval of the Company Board, and, (b) with respect to TTNP: (i) entity organization, good standing and qualification, (ii) capitalization, (iii) authorization to enter into the Merger Agreement and to consummate the Transactions, (iv) financial statements, (v) material contracts, (vi) intellectual property, (vii) title to properties and assets and outstanding liens, (viii) real property, (ix) environmental matters, (x) compliance with other instruments; (xi) compliance with laws, (xii) absence of material changes, (xiii) litigation, (xiv) insurance, (xv) governmental consents, (xvi) material permits, (xvii) registration and voting rights, (xviii) brokers, finders and transaction expenses, (xix) related-party transactions, (xx) labor agreements, actions and employee compensation, (xxi) employee benefit plans, (xxii) taxes, (xxiii) books and records, (xxiv) the U.S. Foreign Corrupt Practices Act; (xxv) anti-money laundering, (xxvi) sanctions; (xxvii) export controls; (xxviii) takeover statutes and charter provisions, (xxix) proxy statement and prospectus, (xxx) SEC filings, (xxxi) the Investment Company Act and the JOBS Act, (xxxii) business activities (xxxiii) Nasdaq quotation, and (xxxiv) approval of the TTNP Board; and (c) with respect to PubCo and Merger Sub; (i) organization, good standing, corporate power and qualification, (ii) capitalization and voting rights, (iii) due authorization, (iv) compliance with other instruments, (v) absence of changes, (vi) legal actions, (vii) brokers, finders and transaction expenses, (viii) proxy statement and prospectus, (ix) investment company or emerging growth company status, (x) business activities, (xi) governmental consents, and (xii) foreign private issuer status.

The Merger Agreement also includes customary covenants of the parties with respect to the operation of their respective businesses prior to the consummation of the Business Combination and efforts to satisfy conditions to the consummation of the Business Combination. The Merger Agreement also contains additional covenants of the parties, including, among others: covenants of (a) the Company pertaining to (i) the Company’s conduct of business and (ii) trading in the securities of the Parent; (b) Parent and the Acquisition Entities pertaining to (i) PubCo’s Nasdaq listing,(ii) the Parent’s Nasdaq Listing, (iii) Parent conduct of business, (iv) post-Closing Directors and Officers of PubCo, (v) PubCo maintaining a directors’ and officers’ liability insurance policy, and (vi) public filings; and (c) joint covenants pertaining to (i) Transaction Financing (ii) Regulatory Approvals and other filings, (iii) preparation of the proxy statement and prospectus and the stockholder meeting of the Parent, (iv) support of the Transactions, (v) tax matters, (vi) stockholder litigation, (vii) acquisition proposals and alternative transactions, (ix) access to information and inspection and (ix) delisting and deregistration of TTNP Common Stock.

Conditions to the Closing of the Business Combination

Under the Merger Agreement, the obligations of the parties to consummate (or cause to be consummated) the Business Combination is conditioned upon, among other things, with respect to conditions to obligations of Parent, the Acquisition Entities and the Company: (a) the Parent Stockholders’ Approval (as defined in the Merger Agreement); (b) all required Regulatory Approvals shall have been obtained or have expired or been terminated, as applicable; (c) the registration statement to be filed with the SEC in connection with the Business Combination shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the proxy statement/prospectus shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn; (d) the PubCo Ordinary Shares to be issued in connection with the Transactions shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof; and (e) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or Governmental Order that is then in effect and which has the effect of making the Transactions illegal or which otherwise prevents or prohibits consummation of the Transactions; with respect to conditions to obligations of Parent: (a) each of the representations and warranties of the Company contained in the Merger Agreement shall be accurate and complete as of the date thereof and as of the Closing Date, as though then made, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be accurate and complete at and as of such date, except for, in each case, inaccuracies or omissions that (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” (as defined in the Merger Agreement) or another similar materiality qualification set forth therein), individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect; (b) each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects; (c) there has not been any event that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (d) all approvals, waivers or consents from any third parties required to be obtained by the Company have been obtained; and with respect to the conditions to obligations of the Company, (a) each of the representations and warranties of Parent and of each Acquisition Entity contained in the Merger Agreement shall be accurate and complete as of the date thereof and as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be accurate and complete at and as of such date, and except for, in each case, inaccuracies or omissions that (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or another similar materiality qualification set forth therein) individually or in the aggregate, have not had, and would not reasonably be expected to have a Material Adverse Effect; (b) each of the covenants of Parent and of each Acquisition Entity to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects; and (c) there has not been any event that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

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Survival of Representations, Warranties and Covenants

Except for certain covenants and agreements contained in the TTNP Merger Agreement or any related agreement that by their terms expressly apply in whole or in part after the Closing, and then only with respect to any breaches occurring after the Closing, and other customary provisions set forth in Article XI of the Merger Agreement, none of the representations, warranties, covenants obligations or other agreements contained in the Merger Agreement or any of the related agreements shall survive the Closing and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof).

Termination

Prior to the Closing, the Merger Agreement may be terminated and the Transactions abandoned:

●	by mutual written consent of the Company and TTNP;

●	by written notice from the Company or TTNP to the other if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and non-appealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

●	by written notice from the Company or Parent to the other if the Closing has not occurred by the Termination Date;

●	by written notice from the Company or TTNP to the other if the TTNP Stockholders’ Approval shall not have been obtained by reason of the failure to obtain the required vote at the TTNP Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof;

●	by written notice from TTNP to the Company if the Share Exchange Agreement is not signed by TalenTec and the TalenTec Shareholders within five business days after the registration statement of which this proxy statement/prospectus forms a part becomes effective;

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●	prior to the Closing, by written notice to the Company from TTNP if (i) there is any breach of any representation warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement, such that the conditions specified in Sections 9.2(a) or (b) of the Merger Agreement would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date TTNP provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from TTNP of such breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before the Termination Date, unless TTNP is in material breach of any of its representations, warranties, covenants or agreements under this Agreement; or

●	prior to the Closing, by written notice to TTNP from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of TTNP or any Acquisition Entity set forth in the Merger Agreement, such that the conditions specified in Sections 9.3(a) or (b) of the Merger Agreement would not be satisfied at the Closing (a “Terminating TTNP Breach”), except that, if any such Terminating TTNP Breach is curable by TTNP through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by TTNP of notice from the Company of such breach (the “TTNP Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating TTNP Breach is not cured within the TTNP Cure Period or (ii) the Closing has not occurred on or before the Termination Date, unless the Company is in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement.

Expenses

On the Closing Date, PubCo shall pay or cause to be all accrued and unpaid Company Transaction Expenses and Parent Transaction Expenses.

Governing Law

The Merger Agreement, and all claims or causes of action based upon, arising out of, or related to the Merger Agreement or the Transactions, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction, provided that the TTNP Merger shall be governed by the laws of the State of Delaware.

Related Agreements

Registration Rights Agreement

At the Closing, PubCo, Mr. Dass will enter into a registration rights agreement in customary form and substance, pursuant to which, among other things, PubCo will agree to provide him with certain rights relating to the registration for resale of the PubCo Ordinary Shares that they will receive in the TTNP Merger and the Contribution and Exchange.

Background of the Business Combination

The terms of the Business Combination are the result of arm’s-length negotiations between Representatives of TTNP comprised of the independent directors of TTNP (the “Special Committee”) and the Company. The following is a brief description of the background of these negotiations and the resulting Business Combination.

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TTNP was incorporated as a Delaware corporation in 1992. Prior to the sale of assets that occurred in September 2023 (as described in the section titled “Titan Pharmaceuticals, Inc.”), TTNP focused on developing therapeutics utilizing the proprietary long-term drug delivery platform, ProNeura®, for the treatment of select chronic diseases for which steady state delivery of a drug has the potential to provide an efficacy and/or safety benefit. TTNP’s first product based on the ProNeura technology was Probuphine® (buprenorphine implant), which is approved in the United States, Canada and the European Union (“EU”) for the maintenance treatment of opioid use disorder in clinically stable patients taking 8 mg or less a day of oral buprenorphine. While Probuphine continues to be commercialized in the EU (as Sixmo™) by another company that had acquired the rights from TTNP, TTNP discontinued commercialization of the product in the United States during the fourth quarter of 2020 and subsequently sold the product in September 2023.

In December 2021, TTNP announced its intention to work with a financial advisor to explore strategic alternatives to enhance stockholder value, potentially including an acquisition, merger, reverse merger, other business combination, sale of assets, licensing or other transaction. In June 2022, TTNP implemented a plan to reduce expenses and conserve capital that included a company-wide reduction in salaries and a scale back of certain operating expenses to enable TTNP to maintain sufficient resources as it pursued potential strategic alternatives. In July 2022, David Lazar and Activist Investing LLC, of which Mr. Lazar serves as Chief Executive Officer, acquired an approximately 25% ownership interest in TTNP, filed a proxy statement and nominated six directors, including Mr. Lazar, each of whom was elected to the TTNP Board at the 2022 Special Meeting. The exploration and evaluation of possible strategic alternatives by the TTNP Board continued in the months following the 2022 Special Meeting.

Following the election of the new directors at the Special Meeting, Dr. Marc Rubin, TTNP’s Executive Chairman, was replaced as TTNP’s principal executive officer by Mr. Lazar, who assumed the role of Chief Executive Officer. In December 2022, TTNP implemented additional cost reduction measures including a reduction in its workforce.

Following the appointment of Mr. Lazar and the other new directors to the TTNP Board, TTNP ramped up its exploration of strategic alternatives. Over the next several months, Mr. Lazar and other members of the TTNP Board introduced TTNP to multiple companies in a variety of industries, each of which was considering a reverse merger or other transaction with a listed company. These opportunities were extensively evaluated as potential strategic partners for TTNP, including an assessment of their business models, capital structure, and long-term growth potential. TTNP evaluated each potential target using specific selection criteria, which included companies with the strongest possible cash position, management team, and path toward viability as a continuing public company. The discussions with each of these potential strategic partners were led by Mr. Lazar, with assistance from Dr. Kate Beebe DeVarney, then President and Operating Officer and member of the TTNP Board, and the other TTNP Board members. Throughout the process, Mr. Lazar kept the TTNP Board closely apprised of all conversations with potential strategic partners, prioritizing these efforts during TTNP Board calls occurring almost weekly. As a result, TTNP received a multitude of preliminary, non-disclosure and non-binding term sheets with certain potential strategic partners, each of which is noted below. These non-binding term sheets contained standard confidentiality and valuation methodology provisions, and were executed predominantly for the purpose of exchanging information during due diligence. TTNP did not provide any potential strategic partner with material non-public information. Of the potential transactions considered (other than TalenTec), two term sheets were executed. The strategic alternative opportunities were predominantly sourced and introduced to TTNP directly by Mr. Lazar, and TTNP did not consider any other opportunities other than those described herein.

In August 2022, Mr. Lazar engaged in discussions with Company A, an American automobile manufacturer, regarding a potential reverse merger transaction. On August 16, 2022, Company A’s senior management made a presentation to the TTNP Board regarding Company A’s business and the terms of a potential reverse merger. Members of the TTNP Board including Eric Greenberg, Matthew McMurdo and Avraham Ben-Tzvi met with Company A’s management and automotive development teams over the next week at an auto show in California, and the parties subsequently negotiated a draft non-binding letter of intent regarding a reverse merger. At a meeting of the TTNP Board on August 22, 2022, the TTNP Board voted to approve the non-binding letter of intent with Company A. In the weeks following the execution of the letter of intent, TTNP continued to negotiate with Company A regarding a potential transaction. However, prior to the meeting of the TTNP Board on September 6, 2022, Company A’s management advised Mr. Lazar that Company A was no longer interested in pursuing a transaction.

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During this time, Mr. Lazar also engaged in preliminary discussions with the management teams of certain other automakers based in Asia. After initial discussions with a Hong Kong-based financial consultant who had provided one such introduction, the TTNP Board determined that this particular opportunity was not viable. In September 2022, Mr. Lazar introduced TTNP to Company B, an electric vehicle and battery production company based in Asia with which several members of the TTNP Board had an existing business relationship. However, TTNP was unable to negotiate a favorable term sheet with Company B, and negotiations stalled out over the ensuing months.

On September 15, 2022, Mr. Lazar introduced the TTNP Board at a meeting to the chairman and chief executive officer of Company C, an automaker focused on the development of flying cars. At the meeting, Company C’s management engaged in extensive discussions with the TTNP Board regarding Company C’s business model and technologies and the terms of a potential transaction. Over the next few weeks, the TTNP Board reviewed due diligence materials provided by Company C and discussed possible structures for a strategic transaction. On September 28, 2022, senior management of Company C again met with the TTNP Board to discuss the potential deal terms, due diligence materials, and the details of a potential term sheet. Following the meeting, TTNP began drafting a term sheet and Company C furnished certain financial information regarding its recent business operations. On September 29, 2022, the TTNP Board met to discuss the status of term sheet negotiations with Company C. Over the next several weeks, Mr. Lazar remained in contact with Company C. However, on November 16, 2022, Mr. Lazar advised the TTNP Board that Company C had returned with a counteroffer that TTNP deemed to be insufficient, and TTNP subsequently ceased discussions with Company C.

On October 3, 2022, the TTNP Board met with Company D, a Dubai-based flying car company, to discuss a potential reverse merger transaction. At the TTNP Board meeting, Company D’s management team presented to the TTNP Board regarding its business history, growth strategy, and vision for a strategic partnership with TTNP. The TTNP Board subsequently negotiated a non-binding letter of intent with Company D over the next several weeks. Members of the TTNP Board met with Company D senior management in the Netherlands during November 2022 and subsequently entered into a non-binding letter of intent to continue exploring a reverse merger transaction. TTNP engaged with Company D over the next several months, including meetings with Company D and potential investors in Dubai during February 2023. However, due to Company D’s inability to produce audited financial statements and a valuation that the TTNP Board deemed to be too high, discussions regarding the proposed terms ended and did not culminate in a transaction.

In October 2022, Mr. Lazar introduced TTNP to Company E, an automaker focused on the development of a solar electric vehicle. Company E’s senior management presented to the TTNP Board on November 3, 2022 regarding its business operations, the solar vehicle prototype, and the economic terms of a proposed strategic alternative transaction. TTNP and Company E exchanged drafts of a non-binding term sheet over the next few weeks, but the parties ultimately decided to pursue other opportunities.

On November 3, 2022, the TTNP Board met with the senior management team of Company F, a dairy farm that produces pasteurized dairy cow milk designated as “certified humane.” After engaging in preliminary discussions, TTNP and Company F mutually agreed that a transaction was not in the best interest of either party.

On April 5, 2023, TTNP received a notice from Nasdaq that its stockholders’ equity as reported in TTNP’s Annual Report on Form 10-K for the period ended December 31, 2022 did not satisfy the continued listing requirement under Nasdaq Listing Rule 5550(b)(1) for the Nasdaq Capital Market, which requires that a listed company’s stockholders’ equity be at least $2,500,000. In response to the notice, TTNP submitted a compliance plan and was granted an additional 180-day period to regain compliance with Nasdaq Listing Rule 5550(b)(1). TTNP subsequently began considering investment and other financing arrangements in order to regain compliance with the Nasdaq stockholders’ equity requirement.

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On April 19, 2023, Mr. Lazar introduced the TTNP Board to an investor consortium that explained that it had been approached by a wound care and pain management company seeking to go public and monetize its corporation, and presented a potential business combination transaction between this company and TTNP. However, no agreement on a term sheet was reached.

On April 27, 2023, the TTNP Board met with a private investor who had a former business relationship with one of TTNP’s Board members. The investor presented a proposal to reverse merge TTNP with several wireless charging companies that he had acquired, with the resulting company being listed on Nasdaq. However, the parties never agreed on a term sheet and did not move forward.

In April 2023, Mr. Lazar and Dr. DeVarney engaged in preliminary discussions with Company G, a pharmaceutical company based in Shenzhen that was interested in acquiring TTNP. Over the next few weeks, Company G performed due diligence on TTNP, but the parties ultimately decided to pursue other opportunities.

In April 2023, Jesus Hoyos of ARC Group introduced TTNP to an investor consortium based in Malaysia that wanted to explore a reverse merger transaction between TTNP and a Malaysian gaming company. Members of the TTNP Board engaged in discussions with the company over the next several weeks. Though these discussions ultimately did not result in the negotiation of a strategic alternative transaction, Mr. Lazar would later sell his ownership stake in TTNP to Choong Choon Hau, a member of the consortium, on June 21, 2023. Also during April 2023, Mr. Hoyos introduced the Company to Sire, which was interested in completing a PIPE investment into the Company. Discussions with Sire regarding a PIPE transaction continued over the next several months.

Beginning in July 2023, TTNP engaged in discussions with Company H, a quantum technology company. On August 2, 2023, senior management from Company H met with TTNP to discuss the terms of a potential reverse merger transaction. However, the companies ultimately could not reach an agreement on the amount of capital that Company H would contribute, and mutually decided to seek other opportunities.

In August 2023, TTNP was introduced to Company I by Ritesh Veera, but ultimately did not decide to pursue a transaction due to difficulties faced by that company in obtaining financing.

On September 13, 2023, TTNP entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Sire, pursuant to which TTNP issued 950,000 shares of TTNP Series AA Preferred Stock to Sire at a price of $10.00 per share, for an aggregate purchase price of $9,500,000 (the “Private Placement”). As a result of the Private Placement, TTNP regained compliance with Nasdaq Listing Rule 5550(b)(1).

In connection with the Private Placement, and pursuant to the terms set forth in the Purchase Agreement, Mr. Lazar and Peter Chasey submitted their resignations from the TTNP Board, effective immediately upon the appointment of two replacement directors to fill the vacancies. Mr. Lazar remained with TTNP as Chief Executive Officer. On October 9, 2023, pursuant to the recommendation of the Nominating and Governance Committee of the TTNP Board, (i) Seow Gim Shen, who was the Chief Executive Officer and sole owner of Sire, at that time, was appointed to the TTNP Board as an interested director and as the Chairman of the TTNP Board and (ii) Brynner Chiam was appointed to the TTNP Board as an independent director.

In October 2023, Mr. Seow and Mr. Chiam began discussions with TalenTec, a Malaysian company doing business in the information technology sector, of which Mr. Seow was a related party, regarding a potential reverse merger transaction with TTNP. On October 26, 2023, Mr. Chiam presented to the TTNP Board regarding this opportunity for the first time, noting that TalenTec was in the process of commencing a PCAOB audit, a process that was expected to take at least eight weeks. Mr. Seow and Mr. Chiam continued to update the TTNP Board regarding the status of negotiations with TalenTec at TTNP Board meetings over the next several months.

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In November 2023, Mr. Lazar, as Chief Executive Officer of TTNP, began engaging with Company J, a “virtual utility” providing solutions for power generation and distribution, regarding a strategic alternative transaction with TTNP. On November 16, 2023, executives from Company J met with the TTNP Board and provided an overview of their business model and cash situation and expressed interest in pursuing a reverse merger with TTNP.

During November and December 2023, TTNP continued to explore potential transactions with both TalenTec and Company J, with discussions occurring at weekly TTNP Board meetings. On January 3, 2024, Mr. Chiam presented the TTNP Board with a proposed term sheet for a reverse merger transaction with TalenTec, and the TTNP Board provided Mr. Chiam with comments and suggestions for negotiated terms, including with respect to the proposed valuation. On January 11, 2024, Mr. Chiam advised that TalenTec had agreed to substantially increase the valuation of TTNP in line with other strategic alternative opportunities that had been reviewed by the TTNP Board, which the TTNP Board viewed as a positive development. On February 13, 2024, the Audit Committee of the TTNP Board met with Enrome LLP, the proposed auditor for TalenTec, to discuss its background and qualifications of auditing companies and transactions of this nature. At a TTNP Board meeting on February 20, 2024, David Natan, the chairman of the Audit Committee, stated that the Audit Committee was still not comfortable with the valuation of the proposed transaction at that time.

During March 2024, TTNP focused on finalizing its Annual Report on Form 10-K and continued to negotiate and evaluate the potential transactions with both Company J and TalenTec. After TTNP filed its Form 10-K, at a TTNP Board meeting on April 2, 2024, TTNP (i) accepted the resignations of Eric Greenberg, Matthew C. McMurdo and David Natan as directors of TTNP and Dr. DeVarney as director and President of TTNP and (ii) appointed Firdauz Edmin Bin Mokhtar and Francisco Osvaldo Flores García as independent directors of TTNP to fill two of the vacancies created by the resignations. Avraham Ben-Tzvi agreed to remain on the TTNP Board as an independent director. The resignations of Messrs. Greenberg, McMurdo and Natan and Dr. DeVarney were effective immediately and were not the result of any disagreements with TTNP relating to TTNP’s operations, policies or practices.

On April 25, 2024, the TTNP Board formed a special committee comprised of the TTNP independent directors, Brynner Chiam, Firdauz Edmin Bin Mokhtar and Francisco Osvaldo Flores García, for purposes of evaluating and recommending TTNP’s entry into the proposed reverse merger transaction with TalenTec. At a meeting on May 13, 2024, the Special Committee recommended, and the TTNP Board approved, the entry into a non-binding letter of intent for the reverse merger of TalenTec and TTNP.

Following the execution of the letter of intent with TalenTec, an initial draft definitive merger agreement was prepared by Loeb & Loeb LLP, TalenTec’s counsel, and distributed to Olshan Frome Wolosky LLP, TTNP’s counsel, TTNP and TalenTec on May 28, 2024. During the weeks that followed the execution of the letter of intent, both TTNP and TalenTec conducted comprehensive due diligence on each other’s businesses, including an evaluation of each company’s capitalization table in order to confirm the specific terms of a fully-diluted merger. TalenTec and TTNP were mutually committed to the swift completion of the transaction. The initial draft of the Merger Agreement constituted what the parties viewed as a “middle of the road” transaction agreement based on precedent document that counsels had prescreened. The primary terms in the Merger Agreement that were negotiated were the exchange ratios of TTNP and TalenTec shares, respectively, for PubCo Ordinary Shares, the scope of representations and warranties, the treatment of outstanding TTNP employee stock options and warrants, and the inclusion of a “go-shop” or majority-of-the-minority provision.

On June 18, 2024, the TTNP Board met to discuss the status of negotiations regarding the Merger Agreement, and specifically discussed the treatment of outstanding warrants and options. The TTNP Board met again on July 9, 2024 to further discuss the Merger Agreement as well as the status of the Fairness Opinion being prepared in connection with the transaction. On July 18, 2024, the TTNP Board met to discuss the draft Merger Agreement, focusing on the negotiation of a “go-shop” provision and determining ultimately to proceed without such provision. On July 25, 2024, the TTNP Board met to discuss the calculation of the exchange ratio in the Merger Agreement as well as the status of TalenTec’s latest financial reports.

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Following the delivery of TalenTec’s latest financial reports for the quarters ended April 30, 2024 and 2023, on July 31, 2024, the parties finally negotiated the exchange ratio, or the number of shares that will be issued to each of the shareholders of each of TTNP and TalenTec upon completion of the Business Combination. Following multiple rounds of discussions between counsels for TTNP and TalenTec , the parties agreed to calculate the Company Exchange Ratio (as defined in the Merger Agreement) using TTNP’s VWAP stock price as of July 30, 2024 of $5.46 per share, resulting in a Company Exchange Ratio of 8.524. At a meeting on August 7, 2024, the TTNP Board determined that the proposed Company Exchange Ratio was reasonable and fair.

The TTNP Board engaged King Kee to furnish an opinion regarding the fairness to TTNP’s unaffiliated stockholders of the transaction consideration, which opinion was delivered to the TTNP Board on August 16, 2024. A final definitive Merger Agreement was circulated to TTNP’s and TalenTec’s boards of directors on August 15, 2024 and the boards of directors of both TTNP and TalenTec separately met and unanimously authorized and approved the definitive Merger Agreement on August 16, 2024. The Merger Agreement was executed on August 19, 2024 and a joint press release announcing the execution of the Merger Agreement was issued the same day. Consistent communication between TTNP’s and TalenTec’s management teams continued thereafter as follow-up due diligence was performed to assess the funding needs for the combined company.

TTNP Board’s Reasons for Approval of the Business Combination

The TTNP Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the TTNP Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the TTNP Board may have given different weight to different factors. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward- Looking Statements.”

In December 2021, TTNP announced its intention to work with a financial advisor to explore strategic alternatives to enhance stockholder value, potentially including an acquisition, merger, reverse merger, other business combination, sales of assets, licensing or other transaction. In July 2022, David Lazar and Activist Investing LLC acquired an approximately 25% ownership interest in TTNP, filed a proxy statement and nominated six additional directors, each of whom was elected the 2022 Special Meeting. The exploration and evaluation of possible strategic alternatives by the TTNP Board continued following the Special Meeting. As described further under “Background of the Business Combination”, over the past two years TTNP extensively evaluated many potential partners for a strategic alternative transaction across a diverse range of industries. Following this extensive evaluation, the TTNP Board determined that entering into the Business Combination with the Company provided the best alternative for maximizing stockholder value reasonably available to TTNP, including when compared to continuing to operate on a standalone basis and other reasonably actionable strategic alternatives such as those that TTNP had evaluated consistently in recent years, including potential combinations with other companies, acquisitions of assets that would provide new growth opportunities and additional scale and exploration of potential sale opportunities.

In reaching its decision, the TTNP Board held a number of meetings, consulted with its outside legal and financial advisors, reviewed the results of the due diligence conducted by its management and advisors, and considered a number of factors, including:

●	meetings and calls with the management team and advisors of the Company regarding, among other things: (i) the Company’s strategically located operations in Malaysia; (ii) the Company’s plans to grow revenue through acquisition of new clients and expansion of customers’ demand; (iii) the general global outlook and growth of the software and human resources industry; (iv) the Company’s market position as a full-suite ecosystem for software and human resources management solutions; (v) the Company’s value proposition in Asia and globally; and (vi) strategic partnerships with industry leaders in Asia;

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●	review of material contracts and other material matters of the Company, including, but not limited to, (i) the Company’s key strategic partners in the human resources management sector, and (ii) the terms and conditions of any material commercial agreements;

●	review of historical financial performance of the Company (including unaudited financials);

●	review of the financial projections and operating data provided by the Company’s management, including with respect to revenue;

●	review of (i) the Company’s multi-prong approach to increasing revenues and market share in Malaysia, and the Southeast Asia Pacific region; and

●	the Company’s senior and experienced management team and their crucial role in meeting the financial and valuation analyses of the Company.

The TTNP Board determined that the formation of the Special Committee, which would be authorized to explore hiring a strategic advisor and independent counsel and to take any and all actions with respect to the consideration, analysis and negotiation of the Business Combination, constituted best governance practice. Because Mr. Seow, at the time, was TTNP’s Chairman and Chief Executive Officer (since resigned) and was (but is no longer) a principal shareholder of TalenTec, the Special Committee subsequently determined to obtain an opinion from an outside party regarding the fairness to TTNP’s unaffiliated stockholders of the transaction consideration (the “Fairness Opinion”). The Special Committee considered and evaluated several firms to provide the opinion before ultimately recommending that the TTNP Board engage King Kee. On August 16, 2024. King Kee furnished to the TTNP Board King Kee’s opinion that the consideration to be paid pursuant to the Business Combination is fair, from a financial point of view, to the unaffiliated stockholders of TTNP. TTNP paid $30,000 to King Kee upon delivery of the Fairness Opinion materials. King Kee is not providing services to TTNP other than in connection with the preparation and delivery of the Fairness Opinion. A summary of the analyses prepared by King Kee in reaching this opinion, together with all assumptions related thereto, is set forth in the section titled: “The Business Combination Proposal – Opinion of TTNP’s Advisory Firm ”. The TTNP Board further considered the benefits of the proposed TTNP Merger and concluded that the Business Combination would result in a combined company well-positioned to increase value for TTNP Stockholders. The TTNP Board also concluded that the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated, in its belief, were reasonable and that the resulting Business Combination was fair and in the best interest of TTNP Stockholders.

The TTNP Board also considered a variety of risks and potentially negative factors in connection with the approval of the Business Combination, including, but not limited to the following:

●	the possibility that the Business Combination may not be completed on the terms or the timeline contemplated by TTNP and TalenTec, or at all;
●	the risk of litigation or other legal proceedings related to the Business Combination, which may prevent or delay the consummation of the Business Combination;
●	the risk that TTNP Stockholders may not provide the respective votes necessary to approve the Business Combination; the risk that the completion of the Business Combination (or the failure to complete the Business Combination) could negatively affect TTNP’s future business prospects and financial results;
●	the possible negative effect of the Business Combination and public announcement of the Business Combination on TTNP’s financial performance, operating results and share price;
●	the fees and expenses associated with completing the Business Combination; the potential risk of diverting the focus and resources of TTNP’s Board and management away from operational matters and other strategic opportunities while working to implement the Business Combination; and
●	overall market risk; macroeconomic uncertainty; and potential conflicts of interest.

The foregoing discussion of the factors considered by the TTNP Board is not exhaustive and is intended only to reflect the principal factors considered by the TTNP Board. In view of the wide variety of factors considered by the TTNP Board in connection with its evaluation of the Business Combination and the complexity of these matters, the TTNP Board did not consider it practical to, and it did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In consideration of the factors described above and the other factors, individual members of the TTNP Board may have viewed factors differently or given different weights to these factors.

The TTNP Board considered all of these factors as a whole and, on balance, concluded that the potential benefits of the Business Combination outweighed the risks and uncertainties. Accordingly, the TTNP Board approved the Merger Agreement, the TTNP Merger and the other transactions contemplated by the Merger Agreement.

TalenTec Board’s Reasons for Approval of the Business Combination

In the course of reaching its decision to approve the Business Combination, TalenTec’s board of directors considered a wide variety of factors, including, among others, the following material factors (which factors are not necessarily presented in any order of relative importance):

●	the Business Combination will provide TalenTec’s current shareholders with greater liquidity by owning publicly-traded stock and expand the range of investors potentially available to the Company as a public company, compared to the investors to which Set Jet could otherwise gain access if it continued to operate as a privately-held company;

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●	the historical and current information concerning TalenTec’s business, including its financial performance and condition, operations, and management;

●	the competitive nature of the industry in which TalenTec operates;

●	the terms and conditions of the Merger Agreement, including the following:

●	the determination that the expected relative percentages of ownership of TTNP’s stockholders and TalenTec’s Shareholders in PubCo was appropriate, based on the TalenTec’s judgment and assessment of the approximate valuations of TTNP and TalenTec;

●	the limited number and nature of the conditions of the obligation of TTNP to consummate the Business Combination;

●	the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

●	PubCo Ordinary Shares issued to TalenTec’s Shareholders will be registered on a Form F-4 registration statement and will become freely tradable for TalenTec’s Shareholders who are not affiliates of TalenTec;

●	King Kee’s opinion that the consideration to be paid pursuant to the Business Combination is fair, from a financial point of view, to the unaffiliated stockholders of TTNP; and

●	PubCo’s ability to obtain a Nasdaq listing upon the closing of the Business Combination.

TalenTec’s board also considered a number of uncertainties and risks in its deliberations concerning the Business Combination and the other transactions contemplated by the Merger Agreement, including the following:

●	the possibility that the Business Combination might not be completed for a variety of reasons, such as the failure of TTNP to obtain the required stockholder vote, and the potential adverse effect of the public announcement of the Business Combination on the reputation of TalenTec and the ability of TalenTec to obtain financing in the future in the event the Business Combination is not completed;

●	the risk that future sales of shares of TTNP Common Stock by existing TTNP Stockholders may cause the price of TTNP Common Stock to fall, thus reducing the potential value of PubCo Ordinary Shares received by TalenTec Shareholders pursuant to the Business Combination;

●	the exchange ratio used to establish the number of shares of PubCo Ordinary Shares to be issued to TalenTec Shareholders in the Business Combination is fixed; thus the relative percentage ownerships of TTNP Stockholders and TalenTec Shareholders in PubCo immediately following the completion of the Business Combination is similarly fixed;

●	the risk that the Business Combination might not be consummated in a timely manner or at all;

●	the costs involved in connection with completing the Business Combination; the time and effort of TalenTec management required to complete the Business Combination; and the related disruptions or potential disruptions to TalenTec’s business operations and future prospects;

●	the additional expenses and obligations to which TalenTec’s business will be subject following the Business Combination that may result from PubCo’s being a public company;

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●	the fact that the representations and warranties in the Merger Agreement do not survive the closing of the Business Combination and the potential risk of liabilities that may arise post-closing; and

●	various other risks associated with the PubCo and the Business Combination, including the risks described in the section titled “Risk Factors” beginning on page 41 in this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive, but summarizes the material factors considered by the TalenTec board in its consideration of the Merger Agreement and the transactions contemplated. The TalenTec board concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. After considering these and other factors, the TalenTec board unanimously approved the Merger Agreement and the Business Combination.

Certain Forecasted Information for the Company

Prior to TTNP Board’s approval of the Business Combination on August 16, 2024, the Company provided the TTNP Board with internally prepared forecasts for each of the years ending July 31, 2023 through 2026. TalenTec does not as a matter of course make public forecasts as to future results. This prospective financial information was not prepared with a view toward compliance with International Financial Reporting Standards or U.S. GAAP, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The prospective financial and operating information were prepared solely for internal use, capital budgeting and other management purposes. The forecasts are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments. The forecasts reflects the best available estimates and judgments, and presents, to the best of the Company’s management’s knowledge and belief, the expected course of action and the expected future performance of the Company  at the time. This information should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective information for it may be materially different from actual results. Please also see “Cautionary Note Regarding Forward-Looking Statements.”

The projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to TalenTec’s business, all of which are difficult to predict and subject to change and many of which are beyond the Company and TTNP’s control. The projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company’s control. See “Risk Factors,” “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements.” As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are subject to multiple interpretations and periodic revisions based on actual experience and business developments. You are encouraged to review the Company’s financial statements included in this proxy statement/prospectus as well as the section titled “Selected Historical Consolidated Financial and Data of the Company,” “Selected Unaudited Pro Forma Condensed Combined Financial Information,” and “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus.

Neither TTNP nor the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Nonetheless, a summary of the projections is provided in this proxy statement/prospectus because they were made available to the TTNP Board in connection with their review of the proposed transaction.

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EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS, A SUMMARY OF THE PROJECTIONS FOR THE COMPANY, NEITHER TTNP NOR THE COMPANY UNDERTAKES ANY OBLIGATIONS, AND EACH EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS.

The key elements of the projections provided to and relied upon by the TTNP Board for purposes of its financial analyses and approval, are summarized in the tables in the following sections:

Certain Forecasted Financial Information

As a privately held company, TalenTec does not, as a matter of course, make public projections as to future revenues, earnings, or other results. However, in connection with TTNP’s due diligence and consideration of the potential Business Combination with TalenTec, TalenTec’s management provided TTNP with revised internally prepared financial forecasts for the fiscal years, 2024, 2025 and 2026.

TalenTec prepared the below projections (the “Projections”) and believes that the forecasts and assumptions described below were reasonable at the time that such Projections were prepared, given the information TalenTec had at that time. The Projections were reviewed and considered by TTNP’s board members.

The Projections were prepared based on certain facts known and assumptions made by TalenTec management with respect to general business, economic, market, regulatory and financial conditions and other factors, all of which are difficult to predict with any reliable degree of certainty, and many of which are beyond TalenTec’s control. However, TalenTec’s management and board judged that the assumptions underlying the Projections were reasonable, given their understanding of the business environment at the time, the plan to complete the Business Combination, and the demonstrated ability of TalenTec’s management team. The assumptions and estimates underlying the Projections are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from the Projections, among other things, to risks and uncertainties set forth under “Risk Factors” and “Cautionary Notes Regarding Forward-Looking Statements” contained elsewhere in this proxy statement/prospectus.

Below are a summary of the Projections used in King Kee’s report and the assumptions on which they are based.

Description	2022A	2023A	2024E	2025E	2026E
	(thousands in USD)
Revenue	2,403	2,082	2,595	4,530	7,184
YOY%		-13.2%	24.6%	74.6%	58.6%
Maintenance Services	1,085	937	1,033	1,633	2,612
Implementation Services	950	700	904	1,582	2,549
SaaS Subscription Fee	116	227	428	770	1,300
Licensing	198	147	147	196	235
Other / Hardware Infrastructure	54	70	83	349	488

Note: Actual fiscal 2024 revenue was US$2,124,496, 2% greater than 2023 revenue.

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According to M&M Research, the growth rate of Global Human Capital Management SaaS Market is expected to rise from the current US$21.02Bn to US$33.53Bn by 2029, a 6.9% increase during the forecast period. To align with this industry trend, the Company is transitioning its sales and marketing focus towards acquiring more SaaS subscriptions customers. Based on the Company Group’s experience in the last three years, 80% of new customer acquisitions are derived from SaaS subscription services. Meanwhile, with the Company’s high on-premise customer retention rates of 96% in 2022, 92% in 2023, and 95% in 2024, the Company intends to generate steady annual revenue through services other than SaaS subscriptions, especially with a planned expansion of the Company’s sales and delivery team from thirty-four personnel as of July 31 2024, to forty-six by July 31, 2025 and fifty-four by July 31, 2026, to meet anticipated demand from existing and future customers.

Projected revenues for 2025 and 2026 are expected to grow due to the following:

1. Hospitality Industry Expansion: Southeast Asia is leading the charge in the hospitality industry’s post-pandemic recovery, setting a strong growth trajectory for the region. 77% of hotels in the Asia-Pacific, particularly in Southeast Asia, are projecting higher occupancy levels for 2024. Malaysia’s hotel market revenue is expected to reach US$1.30 billion in 2024, with a forecasted compound annual growth rate of 3.98%, resulting in a projected market volume of US$1.58 billion by 2029. One of the leading hotel chains has been TalenTec’s customer since 2018, and TalenTec has been providing services to approximately 50% of the properties of this hotel chain in Malaysia. With the hospitality industry’s post-pandemic growth and TalenTec ’s network and experience serving the hospitality business, TalenTec expects to begin service to the chain’s properties in Singapore, Indonesia, and Vietnam in 2025 and 2026.

2. Customer Demand Expansion: Based on customer feedback provided to TalenTec’s sales team in Malaysia, 30% of TalenTec ’s on-premise customers plan to expand their infrastructure, upgrade software, and increase service consumption over the next year. With the demand increasing from their on-premise customers, TalenTec is expecting the revenue generated from licensing services and maintenance services to increase by 65% and 43% for the fiscal years 2025 and 2026, respectively. Around 35% of on-premises customers are transitioning to hybrid solutions, combining on-premise and SaaS offerings. With more customers adapting hybrid solutions, the demand for SaaS subscription and implementation services should increase accordingly. TalenTec is expecting revenue generated from customers’ adopting the Company’s hybrid solutions to increase for 52% and 75% for the fiscal years 2025 and 2026, respectively.

3. New Customers Acquisition: Industry analysis by Statista indicates that revenue in the SaaS market in Malaysia is expected to show compounded annual growth rate (CAGR 2024-2029) of 21.73%, resulting in market volume of US$1.39 billion by 2029. Management expects the estimated growth will bring opportunities for TalenTec to strengthen its market presence and expand its customer base in Malaysia. To leverage this potential, TalenTec plans to increase domestic and international selling and marketing activities to expand awareness of the Company’s brand and service offerings, especially the SaaS subscription services, which the Company expects will result in incremental data consumption from software usage and increases in adjacent services. The revenue generated from SaaS subscription services are driven from application modules subscribed. Increased data consumption would lead to additional charges on the SaaS modules, which would directly increase their revenue.

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In connection with its consideration of the Merger Agreement, the TTNP Board and Special Committee engaged King Kee to provide TTNP Board and Special Committee with an opinion as to the financial fairness to TTNP’s unaffiliated stockholders of the consideration to be paid pursuant to the Business Combination. Such engagement was entered into pursuant to the terms of an initial engagement letter dated June 3, 2024.

Opinion of TTNP’s Advisory Firm

King Kee rendered an opinion to TTNP’s Board and Special Committee and subsequently confirmed in writing by delivery of King Kee’s written opinion addressed to the TTNP Board, dated August 16, 2024 (the “Fairness Opinion”),   , based upon and subject to suppositions, limitations, qualifications and other matters considered with relation to the preparation of the opinion, to the effect that the consideration to be issued to the shareholders of TalenTec in the proposed Business Combination is fair, from the financial standpoint to the unaffiliated stockholders of TTNP.

King Kee understands that TTNP has entered into a Merger Agreement with PubCo, TTNP, Merger Sub, and TalenTec , whereby PubCo proposes to acquire 100% of the outstanding equity of each of TTNP and TalenTec, with the total value of consideration to TalenTec Shareholders of $27 million. King Kee conducted an independent investigation and analysis to express an independent opinion on the market value of 100% of TalenTec’s enterprise value as of April 30, 2024 (“Valuation Date”). The Fairness Opinion was dated August 16, 2024 (“Date of Opinion”).

The Fairness Opinion was directed to TTNP’s Board and Special Committee addressing only the financial fairness to TTNP’s unaffiliated stockholders of the consideration issuable to TalenTec shareholders pursuant to the Share Exchange Agreement (“Exchange Consideration”) in connection with the Merger Agreement , which amount was initially determined by TalenTec. The opinion did not address any other terms, aspects or implications of the Business Combination, or any agreements, arrangements or understandings entered into in connection with the Business Combination. The summary of the Fairness Opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of King Kee’s written opinion, which is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. The Fairness Opinion describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by King Kee in connection with the preparation of its opinion.

King Kee’s statements do not constitute, advice or a recommendation to the TTNP Board, TalenTec or any security holder as to how to act or vote on any matter relating to the TTNP Merger or otherwise.

King Kee’s opinion was based on financial, economic, market and other conditions as in effect on, and the information made available to King Kee, as of the Date of Opinion. Such information is included and assumed in the Projections. King Kee’s opinion does not take into account changes in circumstances or information coming to its attention after the date of its opinion and, therefore, does not take into account any updates made in relation to the Projections. King Kee did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion.

In connection with rendering its opinion, King Kee has reviewed and relied upon, among other things, the following:

1.- Certain files submitted by TalenTec, including technical reports relating to TalenTec, resource properties, annual reports, material change reports, management information and interim financial statements;

2.- The financial terms, to the extent they are publicly available, of certain transactions of a nature comparable to the proposed Business Combination that King Kee considered to be relevant;

3. Certain public filings and other publicly available information of companies comparable in nature to the Company that King Kee considered to be relevant;

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4.- Discussions with members of TalenTec management where the proposed Business Combination, the financial condition of TalenTec, and certain other matters King Kee believed necessary or appropriate for the purpose of rendering the opinion were discussed;

5. The Merger Agreement and the Share Exchange Agreement;

6. Such other information, analyses, investigations and discussions as King Kee considered necessary or appropriate in the circumstances.

Sources of Information

King Kee’s analysis is based on data and information furnished by TalenTec management, which includes, but not limited to, the following:

1.- Financial reports of the Company as of and for the years ended 31 July 2022 and 2023, and six and nine months ended 31 January 2024, and 30 April 2024, respectively;

2.- Certain forward-looking information related to the Company, including the Projections, prepared by the Company’s management; and

3.- Other operational and market information in relation to the Company’s business.

King Kee also discussed and examined other operational and business information through interviews with relevant senior management. King Kee relied significantly on this information to form its opinion of value. It assumed that the data obtained during the valuation, along with the opinions and representations provided by the Company, were true and accurate.

King Kee also conducted research using various sources including government statistics and other publications to verify the reasonableness and fairness of information provided, and King Kee believed that the information is reasonable and reliable.

In preparing its opinion, King Kee relied upon and assumed the accuracy and completeness of all financial and accounting as well as other relevant information King Kee reviewed, and King Kee has not assumed any responsibility for the independent verification of, nor independently verified, any of such information. With respect to the Projections and other financial information provided to King Kee, King Kee assumed that they were reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the applicable parties who prepared them. King Kee used the Projections in performing its analyses and in arriving at its opinion. King Kee assumed no responsibility for and expressed no opinion on the assumptions, estimates, and judgments on which such forecasts, including the Projections, interim financial statements, pro forma financial statements and other financial information were based. In addition, King Kee was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of TalenTec or its subsidiary, nor was King Kee furnished with any such evaluations or appraisals. With regard to the information provided to King Kee by TalenTec, King Kee relied upon the assurances of TTNP that it was unaware of any facts or circumstances that would make such information materially incomplete or misleading. King Kee also assumed that there has been no material change in assets, liabilities, business, condition (financial or otherwise), results of operations or prospects of TalenTec since the date of the most recent financial information was made available to King Kee. King Kee also assumed that in the course of obtaining any necessary regulatory and third-party consents, approvals and agreements for the Business Combination, no modification, delay, limitation, restriction or condition would be imposed that would have an adverse effect on TalenTec, TTNP or the Business Combination.

King Kee relied upon the assumption that the Business Combination would be consummated in a manner that complies in all respects with all applicable U.S. federal and state and Malaysian or other applicable statutes, rules and regulations. King Kee’s opinion was necessarily based on financial, economic, market and other conditions as they existed on the Valuation Date and the information made available to King Kee. Although subsequent developments may affect King Kee’s opinion, King Kee has no obligation to update, revise or reaffirm its opinion.

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King Kee’s opinion only addressed the fairness to TTNP’s unaffiliated stockholders, from a financial point of view, of the Exchange Consideration in connection with the Merger Agreement and did not address any other terms, aspects or implications of the Business Combination, or any other agreements, arrangements or understandings entered into in connection with the Business Combination or otherwise. In addition, King Kee’s opinion did not address the relative merits of the Business Combination as compared to other transaction structures, transactions or business strategies that may have been available to TTNP or the TTNP Board or Special Committee of TTNP, nor did it address or constitute a recommendation regarding the decision of the TTNP Board or Special Committee of TTNP to unanimously recommend the Business Combination, or the decision of the TTNP Board or Special Committee of TTNP to authorize the execution of the Merger Agreement or engage in the Business Combination. King Kee’s opinion did not constitute advice or recommendation to the TTNP Board or Special Committee of TTNP, TalenTec or any security holder as to how it should act or vote on any matter relating to the Business Combination or otherwise. King Kee expressed no opinion as to what the market price or indicative value of TalenTec’s or TTNP’s stock would be after the announcement of the Business Combination. King Kee also expressed no opinion about the amount or nature of any compensation or equity arrangement to be given to TalenTec’s officers, director or employees, or class of such persons in connection with the Business Combination relative to the Exchange Consideration or otherwise.

Set forth below is a summary of financial analyses reviewed by King Kee with the TTNP Board as of the Date of Opinion in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by King Kee. The order of the analyses described, and the results of these analyses, do not represent relative importance or weight given to these analyses by King Kee. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before the Date of Opinion and is not necessarily indicative of the current market conditions.

The following summary of King Kee’s financial analyses includes information presented in tabular format. Several financial analyses were employed, and no one method of analysis should be regarded as critical to the overall conclusion reached. This summary is qualified in its entirety by reference to the full text of King Kee’s written opinion, which is attached as Annex C to this proxy statement/prospectus. While this summary describes certain of the analyses and factors that King Kee deemed material in its presentation to the Special Committee of TTNP, it is not a comprehensive description of all analyses and factors considered by King Kee. The preparation of a fairness opinion is a complex process that involves various determinations as to appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Each of the analyses conducted was carried out to provide a particular perspective of the Exchange Consideration. In order to fully understand the analyses, the tables must be read together with the full text of each summary. The tables are not intended to stand alone and do not constitute complete analyses. Considering the tables below without considering the full narrative description of King Kee’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses. King Kee did not form a conclusion as to whether any individual analysis, when considered in isolation, supported or failed to support its opinion as to the fairness, from a financial point of view, to TTNP unaffiliated stockholders of the Exchange Consideration in connection with the Business Combination. In arriving at its opinion, King Kee did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, King Kee believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering its opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying the opinion. The conclusion reached by King Kee was based on all analyses and factors taken as a whole, and also on the application of King Kee’s own experience and judgment.

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Market Approach

The market approach involves comparing TalenTec to similar companies that are actively traded in secondary market, using those transaction prices as benchmarks. This approach provides a market-based perspective on the company’s value, reflecting how similar assets are valued in the open market.

Cost Approach

The cost approach evaluates the value by considering the cost to reproduce or replace assets in new condition, using current market prices for similar assets. It accounts for depreciation or obsolescence due to physical, functional, or economic factors. This approach is most reliable for valuing assets without a known secondary market, though it doesn’t directly reflect the economic benefits provided by the asset.

Income Approach

The income approach converts expected periodic benefits of ownership into an indication of value. It is based on the principle that an informed buyer would pay no more for the project than the present worth of anticipated future benefits (income) from a similar project with a similar risk profile. This approach allows for the prospective valuation of future profits, supported by empirical and theoretical justifications for the present value of expected future cash flows. However, it relies on numerous assumptions over a long-time horizon, and the results can be sensitive to certain inputs, presenting only a single scenario.

In King Kee’s opinion, the cost approach is inappropriate for valuing the 100% enterprise value of TalenTec. The cost approach does not directly incorporate information about the economic benefits contributed by the enterprise value of TalenTec. King Kee therefore relied on the income approach in determining its opinion of value and confirming it using the market approach.

The application of an income approach technique is known as the discounted cash flow method to develop the future value of the business into a present market value. This method eliminates the discrepancy in time value of money by using a discount rate to reflect business risks, including intrinsic and extrinsic uncertainties in relation to the business. The market approach considers prices recently paid for similar assets, with adjustments made to market prices to reflect the condition and utility of the appraised assets relative to the market comparative. Assets for which there is an established secondary market may be valued by this approach. Benefits of using this approach include its simplicity, clarity, speed and the need for few or no assumptions. It also introduces objectivity in application as publicly available inputs are used.

To determine the required return on an investment of this type, King Kee utilized the capital assets price model, or CAPM. CAPM is widely accepted in the investment and financial analysis communities for the purpose of estimating a company’s required return on equity capital. In calculating the required return on equity, King Kee used the following metrics as of April 30, 2024: (i) an unlevered beta of 0.96, (ii) a debt-to-equity ratio of 15.6%, (iii) a tax rate of 24.0%, (iv) a levered beta of 1.07, (v) a risk-free rate of 4.3%, (vi) an equity risk premium of 6.4%, and (vii) a size premium of 3.0%. Using the foregoing metrics, King Kee determined that the cost of equity for the TalenTec Shares was 14.0%, and that the weighted average cost of capital was 12.7%.

Following the calculation of the weighted average cost of capital, King Kee then determined the terminal value of TalenTec, assuming that TalenTec will grow at a fixed long-term growth rate beyond the terminal year as it reaches its optimal operating structure. By applying a terminal multiple on the projected cash flows at the terminal year, King Kee derived the value of TalenTec beyond the projection period. The terminal multiple was derived using the Gordon Growth Model.

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For purposes of its analyses, King Kee also reviewed a number of financial metrics including revenue, operating expenses, income taxes, capital expenditures (known as CAPEX), and working capital of TalenTec.

Revenue (in USD thousands):

Based on discussions with management, revenue for the explicit forecast horizon is projected as below.

	FY24 Projection (1)	FY25 Projection	FY26 Projection
Revenue	2,594	4,530	7,184
Growth Rate	24.60%	74.60%	58.60%

Cost of Goods Sold (“COGS”) & Operating Expenses (in USD thousands):

Based on discussions with management, COGS and operating expenses for the explicit forecast horizon are projected as below.

	FY24 Projection (1)	FY25 Projection	FY26 Projection
COGS & Expense	2,285	3,894	6,212
% of revenue	88.06%	85.96%	86.47%

Income Taxes (in USD thousands):

Based on discussions with management, income taxes are projected as below, with considering of the accumulated loss tax deduction. Company’s effective tax rate is 24% according to tax regulation.

	FY24 Projection (1)	FY25 Projection	FY26 Projection
Income Tax	-	-	233

Capital Expenditures (“CAPEX”) and Depreciation and Amortization Expense (“D&A) (in USD thousands):

Based on discussions with management, Capex and D&A are projected as below. The Company’s main fixed assets are office equipment and electronic equipment. King Kee assumes the Capex will be same as D&A in the terminal year, as Capex and D&A should not have any impact on Company’s cash flow when the Company operates stably.

	FY24 Projection (1)	FY25 Projection	FY26 Projection
Capex	9	150	165
D&A	9	147	162

Working Capital (in USD thousands)

	FY24 Projection (1)	FY25 Projection	FY26 Projection
Net Working Capital	(387)	(646)	(976)
% of revenue	-15%	-14%	-14%

(1) Represents projected values for the year ended July 31, 2024.

Selected Public Companies Analysis

In applying the market approach, King Kee analyzed financial data from guideline public companies (GPCs) with publicly traded equity securities. These companies were selected based on King Kee ‘s professional judgment and experience, considering their operations similar in certain respects to those of TalenTec.

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The tables below set out the selection of companies The selection includes companies that:

●	Are primarily engaged in the human capital management solutions industry; and

●	Are listed on major international stock exchanges and searchable in the Capital IQ database.

Comparable Company	Country	Principal Activities
Manforce Group Berhad	Malaysia	Provides workforce solutions and services
My E.G. Services Berhad	Malaysia	Provides digital services
Ramssol Group Berhad	Malaysia	Provides HCM solutions
HRnet Group Limited	Singapore	Provides professional recruitment services
Asure Software, Inc.	United States	Provides cloud-based HCM software and services
Automatic Data Processing Inc.	United States	Provides outsourcing solutions in cloud-based HCM
BGSF, Inc.	United States	Provides cloud-based HCM solutions
ManpowerGroup Inc.	United States	Provides workforce solutions and services
Paychex, Inc.	United States	Provides HCM solutions
Fullcast Holdings Co., Ltd.	Japan	Provides Human Resources Solutions

The table below listed details of the comparable companies which are considered as fair and representative samples:

Comparable Company	Market Capitalization (in USD Million)	Total Equity Value/Sales
Manforce Group Berhad	16.11	n/a
My E.G. Services Berhad	1,462.71	7.4x
Ramssol Group Berhad	30.10	2.1x
HRnet Group Limited	514.93	1.1x
Asure Software, Inc.	190.39	1.5x
Automatic Data Processing Inc	99,366.13	4.8x
BGSF, Inc.	93.66	n/a
ManpowerGroup Inc.	3,650.31	0.2x
Paychex, Inc.	42,767.24	7.5x
Fullcast Holdings Co., Ltd.	399.94	0.7x

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Relative Value Analysis

Based upon a comparison of the implied equity value for TTNP and the range of implied equity values for TalenTec, calculated pursuant to the analysis described above, King Kee calculated ranges of implied exchange ratios for the Proposed Transaction, excluding, in each case, transaction expenses and the impact of any synergies that may be realized as a result of the Business Combination. With respect to any given range of exchange ratios, the denominator is TTNP’s 30-day volume-weighted average share price (“VWAP”) as at the Date of Opinion, and the numerator is TalenTec’s per share price based on implied equity values of TalenTec, calculated pursuant to the analysis described above and its outstanding shares prior to the Proposed Transaction.

Implied exchange ratio
Low-end	8.21x
Mid-point	8.52x
High-end	8.84x

The total consideration payable to TTNP Stockholders is approximately $4.99 million based on the 30-day VWAP determined per above.

Summary of Analysis

Based on the factors considered relevant, King Kee believes that the Exchange Consideration is fair, from a financial perspective, to the unaffiliated stockholders of TTNP’s as of August 16, 2024. King Kee has determined that the market value of the TalenTec shares ranged from $26,000,000 to $28,000,000 as of the Valuation Date.

Miscellaneous

King Kee is an internationally recognized independent valuation consulting firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions and valuations for corporate and other purposes. TTNP selected King Kee to provide a fairness opinion on the basis of King Kee’s reputation, its independence (neither King Kee nor any of its affiliates had provided any services or advice with respect to the funding or management of the Company or the negotiation, structuring, or funding of the Business Combination), its experience in the preparation of delivery of fairness opinions in connection with merger and acquisition transactions of other companies and a non-contingent, fixed fee structure that was appropriate for a company of the Company’s size and for the size of the Business Combination. The fixed fee structure consisted of an aggregate payment of $30,000 (VAT included) for King Kee’s services, 50% of which was due upon appointment, 30% of which was due upon conclusion of the draft opinion, and 20% of which was due upon submission of the final fairness opinion.

King Kee is not entitled to any contingent fee upon the closing of the Business Combination. King Kee ‘s only role has been to provide the fairness opinion mentioned earlier. They have not provided any other services TTNP, TalenTec or any related parties. Over the past two years, there have been no material relationships between King Kee (or its affiliates) and TTNP, TalenTec or their affiliates. Additionally, no future relationships unrelated to the Business Combination are planned. King Kee’s analysis rests on several key assumptions that current management and operational strategies will continue without significant changes; no major shifts will occur in political, legal, or economic conditions; and the financial projections provided by TalenTec management are accurate. The Opinion is not a recommendation to TTNP or its stockholders with respect to whether or not to proceed to carry out the Business Combination or to the form or terms and conditions of the Business Combination.

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Risk Factors

Readers should be aware of the following risks which are believed could influence the assessment. Such risks can range from very subject specific factors to more systematic factors.

Social, Political and Macroeconomic Considerations

Various economic, political and social phenomena surrounding the subject items may change so as to affect King Kee’s opinion of value. International or nationwide policy and / or legislative changes that alter existing rights and obligations may directly or indirectly influence the subject items. Macroeconomic circumstances including inflation, interest rate fluctuations and existing and forecast levels of growth in the broader economy may also have an effect. Societal factors encompassing the perception and preferences of people in general may swing rendering the subject items more or less desirable and thus more or less valuable.

Environmental Conditions

Phenomena within the physical environment can severely impact the factors of production and demand factors within an economy for the counterparty. The occurrence of natural disasters, resource depletion and variations in climate conditions may influence resource availability and prices for inputs on the supply side or may influence market access and preferences for products and services associated to the counterparty from end-user demand.

Realization of forecast and projection

This valuation is premised in part on the historical financial information and projections provided by the management of the Company. King Kee has assumed accuracy of the information provided and relied to a considerable extent on such information in arriving at King Kee’s opinion of value. Although appropriate tests and analyses have been carried out to verify the reasonableness and fairness of the information provided, events and circumstances frequently do not occur as expected. Since projections relate to the future, there will usually be differences between projections and actual results and in some cases, those variances may be material. Accordingly, to the extent any of the abovementioned information requires adjustment; the resulting investment value may differ.

Interests of TTNP’s Directors and Officers in the Business Combination

TTNP’s current officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interest. These interests include:

●	TTNP’s current directors, Messrs. Brynner Chiam, Avraham Ben-Tzvi, Firdauz Edmin Bin Mokhtar and Francisco Osvaldo Flores García will continue to serve on the Board of PubCo, and Mr. Chay, TTNP’s Chief Executive Officer, will serve as Chairman and Chief Executive Officer of PubCo.

●	In addition, TTNP’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Merger Agreement.

The existence of the interests described above may result in a conflict of interest on the part of TTNP’s officers and directors in entering into the Merger Agreement and making their recommendation that you vote in favor of the approval of the Business Combination.

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Anticipated Accounting Treatment of the Business Combination

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, TalenTec will be considered the “acquiring” company for financial reporting purposes. This determination was primarily based on the TalenTec Shareholders’ expecting to have a majority of the voting power of PubCo, TalenTec’s senior management comprising all of the senior management of PubCo, the relative size of TalenTec compared to TTNP, and TalenTec’s operations comprising the ongoing operations of PubCo. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of TalenTec’s issuing stock for the net assets of TTNP, accompanied by a recapitalization. The net assets of TTNP will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of TalenTec. PubCo has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	TalenTec Shareholders will have a relative majority of the voting power of PubCo;

●	TalenTec Shareholders will have the ability to nominate the majority of the PubCo Board;

●	TalenTec senior management will comprise the senior management roles of PubCo and be responsible for the day-to-day operations of PubCo;

●	the relative size of TalenTec is significantly larger compared to TTNP; and

●	the intended strategy and operations of PubCo will continue TalenTec’s current strategy and operations.

Material U.S. Federal Income Tax Considerations to the Business Combination

For a discussion summarizing certain U.S. federal income tax considerations in connection with the Business Combination, please see section titled “Material U.S. Federal Income Tax Considerations of the Business Combination” of this proxy statement/prospectus.

Regulatory Approvals

The Business Combination is not subject to any regulatory requirement or approval, except for (i) filings with the State of Delaware and the Registrar of Companies of the Cayman Islands, and (ii) filings required with the SEC pursuant to the reporting requirements applicable to TTNP, and the requirements of the Securities Act and the Exchange Act to disseminate this proxy statement to TTNP Stockholders.

Vote Required for Approval of the Business Combination Proposal

The Business Combination Proposal (and consequently, the Merger Agreement and the Transactions contemplated thereby) will be approved and adopted only if the holders of at least a majority of the outstanding shares of TTNP Common Stock vote “FOR” the Business Combination Proposal at the Special Meeting. To approve the Business Combination, [528,848], or approximately [49.8]%, of the [1,061,008] TTNP Public Shares, must be voted in favor of the Business Combination approve it. Failure to vote by proxy or to vote via the virtual meeting platform at the Special Meeting or an abstention from voting will have the same effect as a vote “AGAINST” the Business Combination Proposal.

Recommendation of the TTNP Board

THE TTNP BOARD RECOMMENDS THAT TTNP STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

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THE NASDAQ PROPOSAL

Overview

We are proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a) and (b), and (d). Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering for cash and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares); or (B) the PubCo Ordinary Shares to be issued is or will be equal to or in excess of 20% of the number of PubCo Ordinary Shares outstanding before the issuance of the shares or securities. Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control. Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the PubCo Ordinary Shares for the five trading days immediately preceding the signing of the binding agreement, if the number of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares) to be issued equals to 20% or more of the PubCo Ordinary Shares, or 20% or more of the voting power, outstanding before the issuance.

Reasons for the Nasdaq Proposal

In consideration of the Business Combination, PubCo will issue 4,943,920 PubCo Ordinary Shares to the shareholders of the Company. See “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement.” Because the number of PubCo Ordinary Shares anticipated to be issued as consideration in the Business Combination (1) will constitute more than 20% of PubCo Ordinary Shares outstanding and more than 20% of outstanding voting power prior to such issuance, and (2) will result in a change of control of TTNP, TTNP is required to obtain shareholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (b).

Effect of Proposal on TTNP Stockholders

If the Nasdaq Proposal is adopted, up to an aggregate of 6,877,467 PubCo Ordinary Shares may be issued in connection with the Business Combination,

The issuance of the PubCo Ordinary Shares described above would result in significant dilution to TTNP Stockholders, and result in TTNP Stockholders’ having a smaller percentage interest in the voting power, liquidation value and aggregate book value of the combined company.

Vote Required for Approval

The Nasdaq Proposal will be approved and adopted only if holders of at least a majority of the issued and outstanding shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Special Meeting vote “FOR” the Nasdaq Proposal.

The Nasdaq Proposal is conditioned on the approval of the Business Combination Proposal. If the Business Combination Proposal is not approved, the Nasdaq Proposal will have no effect even if approved by TTNP Stockholders. Because stockholder approval of the Nasdaq Proposal is a condition to completion of the Business Combination under the Merger Agreement, if the Nasdaq Proposal is not approved by TTNP shareholders, the Business Combination will not occur.

TTNP Board Recommendation

The TTNP Board recommends a vote “FOR” adoption of the Nasdaq Proposal.

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THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the TTNP Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to TTNP Stockholders in the event that based upon the tabulated vote at the time of the Special Meeting there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal. In no event will the TTNP Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the TTNP Charter and the DGCL.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by TTNP Stockholders, the TTNP Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal.

Vote Required for Approval of the Adjournment Proposal

The approval of the Adjournment Proposal requires the affirmative vote of the votes cast by the stockholders present via the virtual meeting platform or represented by proxy and entitled to vote thereon at the Special Meeting. Abstentions will have no effect on the Adjournment Proposal. Broker non-votes will have no effect with respect to the approval of the Adjournment Proposal. The Business Combination Proposal and the Nasdaq Proposal are not conditioned upon the approval of the Adjournment Proposal. The Adjournment Proposal is not conditioned upon the approval of any other Proposal.

Recommendation of the TTNP Board

THE TTNP BOARD RECOMMENDS THAT TTNP STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

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INFORMATION ABOUT TTNP

General

TTNP was incorporated as a Delaware corporation in 1992. Prior to the sale of assets that occurred in September 2023 (as described below), TTNP focused on developing therapeutics utilizing the proprietary long-term drug delivery platform, ProNeura®, for the treatment of select chronic diseases for which steady state delivery of a drug has the potential to provide an efficacy and/or safety benefit. ProNeura consists of a small, solid implant made from a mixture of ethylene-vinyl acetate (“EVA”) and a drug substance. The resulting product is a solid matrix that is designed to be administered sub-dermally in a brief, outpatient procedure and is removed in a similar manner at the end of the treatment period.

TTNP’s first product based on the ProNeura technology was Probuphine® (buprenorphine implant), which is approved in the United States, Canada and the European Union (“EU”) for the maintenance treatment of opioid use disorder in clinically stable patients taking 8 mg or less a day of oral buprenorphine. While Probuphine continues to be commercialized in the EU (as Sixmo™) by another company that had acquired the rights from TTNP, TTNP discontinued commercialization of the product in the United States during the fourth quarter of 2020 and subsequently sold the product in September 2023.

In December 2021, TTNP announced its intention to work with a financial advisor to explore strategic alternatives to enhance stockholder value, potentially including an acquisition, merger, reverse merger, other business combination, sales of assets, licensing or other transaction. In June 2022, TTNP implemented a plan to reduce expenses and conserve capital that included a company-wide reduction in salaries and a scale back of certain operating expenses to enable TTNP to maintain sufficient resources as it pursued potential strategic alternatives. In July 2022, David Lazar and Activist Investing LLC (collectively, “Activist”) acquired an approximately 25% ownership interest in TTNP, filed a proxy statement and nominated six additional directors, each of whom was elected to the TTNP Board at the 2022 Special Meeting. The exploration and evaluation of possible strategic alternatives by the TTNP Board continued following the 2022 Special Meeting. Following the election of the new directors at the Special Meeting, Dr. Marc Rubin was replaced as TTNP’s Executive Chairman, and David Lazar assumed the role of Chief Executive Officer. In connection with the termination of his employment as Executive Chairman, Dr. Rubin received aggregate severance payments of approximately $0.4 million. In December 2022, TTNP implemented additional cost reduction measures including a reduction in its workforce. In June 2023, David Lazar sold his approximately 25% ownership interest in TTNP to Choong Choon Hau, an outside investor. Mr. Lazar remained TTNP’s Chief Executive Officer.

On September 1, 2023, (the “ProNeura Closing Date”), TTNP closed on the sale of certain ProNeura assets including its portfolio of drug addiction products and other early development programs based on the ProNeura drug delivery technology (collectively, the “ProNeura Assets”). In July 2023, TTNP entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Fedson, Inc., a Delaware corporation (“Fedson”) for the sale of the ProNeura Assets. TTNP’s addiction portfolio consisted of the Probuphine and Nalmefene implant programs. The ProNeura Assets constituted only a portion of TTNP’s assets. In August 2023, TTNP entered into an Amendment and Extension Agreement (the “Amendment”) to the Asset Purchase Agreement, pursuant to which Fedson agreed to purchase the ProNeura Assets for a purchase price of $2.0 million, consisting of (i) $500,000 in readily available funds, paid in full on the ProNeura Closing Date, (ii) $500,000 in the form of a promissory note due and payable on October 1, 2023 (the “Cash Note”) and (iii) $1,000,000 in the form of a promissory note due and payable on January 1, 2024 (the “Escrow Note”). TTNP will also be eligible to receive potential milestone payments of up to $50 million on future net sales of the products and certain royalties on future net sales of the products. As further consideration, Fedson assumed all liabilities related to a pending employment claim against TTNP. On the ProNeura Closing Date, Fedson delivered a written guaranty by a principal of Fedson of Fedson’s obligations under both the Cash Note and Escrow Note. The Cash Note included provisions, which Fedson has exercised, allowing Fedson to extend the payment of the Cash Note to November 1, 2023 and again to December 1, 2023 upon payment of $5,000 for each extension. The Cash Note and Escrow Note were paid in December 2023 and January 2024, respectively. TTNP received the funds from the escrow account in February 2024.

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On September 13, 2023, TTNP entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Sire, pursuant to which TTNP issued 950,000 shares of TTNP Series AA Preferred Stock to Sire at a price of $10.00 per share, for an aggregate purchase price of $9,500,000. The purchase price consists of (i) $5 million in cash at closing and (ii) $4.5 million in the form of a promissory note from Sire, personally guaranteed by a principal of Sire, due and payable on September 23, 2023, which was fully repaid on that date. The terms, rights, obligations and preferences of the Series AA Preferred Stock are set forth in a Certificate of Designations, Preferences and Rights of Series AA Preferred Stock of TTNP (the “Certificate of Designations”), filed with the Secretary of State of the State of Delaware on September 13, 2023. Pursuant to the Purchase Agreement, David Lazar and Peter Chasey submitted their resignations from the TTNP Board. On October 12, 2023, the TTNP Board elected Brynner Chiam and Seow Gim Shen to the TTNP Board, and Seow Gim Shen as Chairman. Following the election of Messrs. Chiam and Seow to the TTNP Board, TTNP continued to extensively evaluate potential strategic partners.

On April 2, 2024, Eric Greenberg, Matthew C. McMurdo and David Natan resigned from the TTNP Board, and each of David Lazar as Chief Executive Officer and Katherine Beebe DeVarney as President and Chief Operating Officer, resigned from TTNP. Mr. Seow Gim Shen was appointed Chief Executive Officer and Principal Financial Officer. Following the reconstitution of the TTNP Board, the TTNP Board formed a Special Committee for purposes of evaluating and recommending TTNP’s entry into the proposed Business Combination with TalenTec, culminating with TTNP’s entry into the Merger Agreement on August 19, 2024.

On August 19, 2024, we entered into a Merger and Contribution and Share Exchange Agreement (the “Merger Agreement”) regarding a business combination with TalenTec, f/k/a, KE Sdn. Bhd. The Merger Agreement was approved by our Board of Directors. If the Merger Agreement is approved by the TTNP Stockholders, and the TalenTec Shareholders enter into the Share Exchange Agreement (and the other closing conditions are satisfied or waived in accordance with the Merger Agreement), then, upon consummation of the transactions contemplated by the Merger Agreement, TTNP will be combined with TalenTec in a “reverse merger” transaction consisting of two steps:

1.	Merger Sub will merge with and into TTNP (the “Merger”); the separate existence of Merger Sub will cease; and TTNP will be the surviving corporation of the Merger and a direct wholly owned subsidiary of BSKE.

2.	Within five business days of the filing by TTNP and BSKE of the registration statement of which ta proxy statement/prospectus is included, TalenTec Shareholders may elect to enter into the Share Exchange Agreement with TTNP and BSKE, pursuant to which, immediately following the Merger, each TalenTec Shareholder entering into the Share Exchange Agreement will contribute and exchange all of his TalenTec shares in exchange for ordinary shares of BSKE. TTNP may terminate the Merger Agreement if fewer than all TalenTec Shareholders enter into the Share Exchange Agreement within the specified period.

Completion of the Merger is subject to the approval of the Merger by TTNP Stockholders and the issuance of shares related to the Merger, approval of the listing by Nasdaq of BSKE on the Nasdaq Capital Market, post-Merger, and satisfaction or waiver of other customary conditions set forth in the Merger Agreement. Accordingly, there can be no assurance that the proposed Merger will be consummated.

Mr. Seow, who served as our Chairman of the Board and Chief Executive Officer, was Sire’s sole shareholder and owner of 47.4% of TalenTec’s outstanding shares. On October 24, 2024, Mr. Seow notified the TTNP Board of Directors of his decision to resign as Chief Executive Officer and Chairman of the Board, for personal reasons and not as a result of any disagreement with our Board or management on any matter relating to our operations, policies or practices. We anticipate that the resignation of Mr. Seow will not impact consummation of the Business Combination. Subsequently, Mr. Seow sold all 275,000 of his TalenTec shares to Mr. Danny Vincent Dass, and Mr. Seow sold all of his Sire shares to Mr. Chung8, Sire owns 150,0879 shares of TTNP Common Stock, , or 14.1% of TTNP’s outstanding Common Stock, issued upon conversion of TTNP Series AA Preferred Stock, and additional Series AA Preferred Stock convertible, upon consummation of the Merger, into an additional 869,226 PubCo Ordinary Shares,

On December 2, 2024, the TTNP Board appointed Mr. Chay Weei Jye as Chief Executive Officer, effective December 2, 2024.

Facilities

TTNP was incorporated under the laws of the State of Delaware in February 1992. TTNP’s address is 10 East 53rd St, Suite 3001, New York, NY 100222-5064. TTNP’s telephone number is +60 12-686 8578.

Employees

As of July 1, 2024, TTNP no longer had any full-time employees, but employs certain individuals on a contract basis.

Competition

If TTNP succeeds in effecting the Business Combination, in all likelihood, PubCo will face significant competition from the Company’s competitors. TTNP cannot assure you that, subsequent to the Business Combination, PubCo will have the resources or ability to compete effectively. Information regarding the competition the Company is facing is set forth in the sections titled “Information Related to the Company.”

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending or to TTNP’s knowledge, threatened against TTNP or any members of TTNP management team in their capacity as such.

DIRECTORS AND OFFICERS OF TTNP

Officers and Directors

Set forth below are the name, age and position and a brief account of the business experience of each of TTNP’s executive officers and directors:

Name	Age	Office	Office Since
Chay Weei Jye	54	Chief Executive Officer	December 2024
Avraham Ben-Tzvi, Adv. (1)	54	Director	August 2022
Brynner Chiam	47	Director	October 2023
Francisco Osvaldo Flores García (1*)(2*)(3)	38	Director	April 2024
Firdauz Edmin Bin Mokhtar(2)(3*)	51	Director	April 2024

(1)	Member of the nominating and governance committee

8 Assumes successful conclusion of current negotiations of sale of Sire to Mr. Chung by Mr. Seow.

9 Assumes conversion of TTNP Series AA Preferred Stock held by Sire into 150,087 shares of TTNP Common Stock.

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(2)	Member of the compensation committee

(3)	Member of the audit committee

(*)	Chairperson of that Committee

Chay Weei Jye has served as the Chief Executive Officer of TTNP since December 2024. Mr. Chay has served as the Chief Technology Officer of Zchwantech, a privately held IT services and consulting company focused on the integration of IT-related products and services for companies inside and outside of Malaysia, since October 2021. Previously, Mr. Chay served as an Enterprise Domain Architect for Affin Bank Berhad from March 2021 to September 2021. In this role, Mr. Chay actively contributed as an IT lead on various request-for-proposal projects pertaining to human capital management, balance sheet management, group compliance, and finance/enterprise resource planning. From November 2019 to March 2021, he served as the Solutions Director for Sigma Info Analytics Data Sdn Bhd (“Sigma”), a Malaysian company in the information and communications technology sectors with a focus on systems, applications, data processing and project management. As Solutions Director for Sigma, Mr. Chay oversaw overall strategic advisory, enterprise architecture and technology solutions. From April 2018 to May 2019, Mr. Chay served as Deputy General Manager and Technical Architect for UEM Group Brehard, the infrastructure arm and wholly-owned subsidiary of Khazanah Nasional Berhad, the sovereign wealth fund of Malaysia. Prior to UEM Group, Mr Chay also served as a Senior Manager (Solutions Architect) of Malaysian Airlines for 11 years. Mr. Chay has a Bachelor of Computer Science from the Universiti Putra Malaysia located in Serdang, Malaysia.

Avraham Ben-Tzvi, is the founder of ABZ Law Office, a boutique Israeli law firm specializing in corporate & securities laws, commercial law & contracts, and various civil law matters, as well as providing outsourced general counsel services for publicly traded as well as private companies and corporations, which he established in January 2017. Mr. Ben-Tzvi served as Chief Legal Officer and General Counsel of Purple Biotech Ltd. (formerly Kitov Pharma Ltd.) (NASDAQ/TASE: PPBT), a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, from November 2015 until April 2020. Prior to that, Mr. Ben-Tzvi served as General Counsel and Company Secretary at Medigus Ltd. (NASDAQ/TASE: MDGS), a minimally invasive endosurgical tools medical device and miniaturized imaging equipment company, from April 2014 until November 2015. Prior to that he served as an attorney at one of Israel’s leading international law firms where, amongst other corporate and commercial work, he advised companies and underwriters on various offerings by Israeli companies listing in the US and on various SEC related filings. Prior to becoming a lawyer, Mr. Ben-Tzvi worked in several business development, corporate finance and banking roles at companies in the financial services, lithium battery manufacturing and software development industries. Between March 25, 2024 and August 2, 2024 Mr. Ben-Tzvi served as a member of the Board of Directors of OpGen, Inc. (NASDAQ: OPGN), a precision medicine company. Since December 2023, Mr. Ben-Tzvi has been serving as a member of the Board of Directors of Minim, Inc. (NASDAQ: MINM), a company which delivered smart software-driven communications products under the globally recognized Motorola brand and Minim® trademark. Mr. Ben-Tzvi has been serving as a member of the TTNP Board since August 2022. Mr. Ben-Tzvi holds a B.A., magna cum laude, in Economics from Yeshiva University in New York and an LL.B., magna cum laude from Sha’arei Mishpat College of Law in Hod HaSharon, Israel. Mr. Ben-Tzvi is a licensed attorney and member of the Israel Bar Association and is also licensed as a Notary by the Israeli Ministry of Justice. Based on Mr. Ben-Tzvi’s extensive legal experience and knowledge in the fields of civil-commercial law and corporate and securities law, and his previous public company and commercial business experience, the TTNP Board believes that Mr. Ben-Tzvi has the appropriate set of skills to serve as a member of the TTNP Board.

Brynner Chiam currently serves as Vice President of Finance and Tax at Black Chamber Management, a shared service company which provides outsourcing services to related companies as well as third parties, since November 2020, where he is responsible for all aspects of planning, implementing and managing financing activities for the company and its clients. From February 2014 to October 2020, Mr. Chiam served as a Director for Tricor Taxand, a professional tax firm and independent tax adviser specializing in providing tax-related services to its clients. Mr. Chiam is a member of the Chartered Tax Institute of Malaysia and has over 20 years of experience as a tax consultant and tax practitioner. He received his Bachelor of Business Studies (Accountancy) from Massey University in New Zealand. Based on Mr. Chiam’s experience, the TTNP Board believes that Mr. Chiam has the appropriate set of skills to serve as a member of the TTNP Board.

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Francisco Osvaldo Flores García is a Managing Partner of Trebol Capital since 2013. Trebol Capital is a Venture Capital Fund that invests in technology companies. Since October 2019, Mr. Flores has been the Managing Partner of Klee Real Estate de Mexico, an investment group focused in Real Estate. Mr. Flores is in charge of fundraising and analysis of new investment opportunities, and he manages the day to day operations. From October 2020 through March 2023, Mr. Flores served as the Chief Financial Officer of Benessere Capital Acquisition Corp., a special purpose acquisition company. From April 2022 until March 2023, Mr. Flores was the Venture Partner and Managing Partner of Arc Group Ventures in Mexico, where he was in charge of new operations in the Mexican market. Mr. Flores is a Mechatronics Engineer with an Artificial Intelligence specialty (2004-2009) Student of the MBA (MBA) at Tecnológico de Monterrey. He is also qualified as a Project Manager Professional - PMI (2012) and is a Manager at Lean Startup & Social Entrepreneur for Ecosystem Development – TechBA Technology Business Models. Based on Mr. Flores’ experience, the TTNP Board believes that Mr. Flores has the appropriate set of skills to serve as a member of the TTNP Board.

Firdauz Edmin Bin Mokhtar has been the Chief Executive Officer of Saujana Petroleum Sdn Bhd since November 2023. Saujana Petroleum Sdn Bhd is an investment holding company, with operations that include marine operation and maintenance for Malaysia oil production under E&P O&M Services Sdn Bhd (EPOMS). Mr. Mokhtar served as the Chief Financial Officer of Data Knights Acquisition Corp., a special purpose acquisition company, from February 2021 until November 2023, when it completed a business combination with OneMedNet Corporation (NASDAQ:ONMD, ONMDW), a medical imaging company, based in the United States. From January 2020 until January 2021, he served as Senior Vice President, Special Projects, of Group CEO Office, at Serba Dinamik Holdings Berhad, where he was involved in mergers and acquisitions. Previously from May 2012 until November 2019, Mr. Mokhtar was the Chief Financial Officer of PBJV Group Sdn Bhd (PBJV), an [oil and gas services provider in Malaysia], where he was responsible for accounting, finance, tax and legal issues, as well as general company secretarial matters for the group. Mr. Mokhtar received his bachelor’s degree (Honors) in Accountancy in July 1997 from The International Islamic University Malaysia. Mr. Mokhtar is a Certified Public Accountant registered with the Malaysian Institute of Accountants. Based on Mr. Mokhtar’s experience, the TTNP Board believes that Mr. Mokhtar has the appropriate set of skills to serve as a member of the TTNP Board.

Directors serve until the next annual meeting or until their successors are elected and qualified. Officers serve at the discretion of the TTNP Board, subject to rights, if any, under contracts of employment.

Code of Ethics

TTNP adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) in February 2013 that applies to all directors, officers and employees. The Code of Ethics is available on the website at www.titanpharm.com. A copy of our Code of Ethics will also be provided to any person without charge, upon written request sent to TTNP’s offices located at 10 East 53rd Street, Suite 3001, New York, NY 10022.

Changes in Director Nomination Process for Stockholders

None.

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DIRECTOR COMPENSATION OF TTNP

Summary of Director Compensation

The following table summarizes compensation that TTNP non-employee directors earned during the years ended December 31, 2024 and 2023 for services as members of the TTNP Board.

Name	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Options Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Joseph A. Akers (2)(3)	2024	$-	-	$-	-	-	-		$-
	2023	30,000	-	107,162	-	-	-		137,162

Avraham Ben-Tzvi (6)	2024	103,125	-	-	-	-	-		103,125
	2023	55,625	32,947	138,335	-	-	13,000	(5)	239,907

Peter L. Chasey (7)(8)	2024	-	-	-	-	-	-		-
	2023	43,542	32,947	138,335	-	-	13,000	(5)	227,824

Brynner Chiam (9)	2024	54,375	-	-	-	-	-		54,375
	2023	9,375	-	-	-	-	-		9,375

Francisco Flores (4)	2024	20,625	-	-	-	-	-		20,625
	2023	-	-	-	-	-	-		-

Eric Greenberg(10) (15)	2024	75,000	-	-	-	-	-		75,000
	2023	59,792	32,947	138,335	-	-	13,000	(5)	244,074

M. David MacFarlane (2)(11)	2024	-	-	-	-	-	-		-
	2023	30,312	-	107,162	-	-	-		137,474

Matthew C. McMurdo (12) (15)	2024	78,125	-	-	-	-	-		78,125
	2023	54,792	32,947	138,335	-	-	13,000	(5)	239,074

James R. McNab, Jr. (13)	2024	-	-	-	-	-	-		-
	2023	31,250	-	107,162	-	-	-		138,412

Firdauz Mokhtar (4)	2024	20,625	-	-	-	-	-		20,625
	2023	-	-	-	-	-	-		-

David Natan(14) (15)	2024	71,875	-	-	-	-	-		71,875
	2023	66,875	32,947	138,335	-	-	13,000	(5)	251,157

Seow Gim Shen (9)	2024	33,750	-	-	-	-	-		33,750
	2023	9,375	-	-	-	-	-		9,375

(1)	Amounts shown represent the grant date fair value computed in accordance with FASB ASC 718. The assumptions used by TTNP with respect to the valuation of option grants and stock awards are set forth in Note 8. Stock Plans to TTNP’s financial statements.
(2)	Did not stand for re-election at the June 2023 shareholder meeting.
(3)	The aggregate number of option awards held at December 31, 2024 and 2023 was 5,510 and 5,512, respectively.
(4)	Joined the Board in April 2024.
(5)	Payments made to subsidize taxes due on stock awards.
(6)	The aggregate number of option awards held at December 31, 2024 and 2023 was 6,250.
(7)	Resigned from the Board in October 2023.
(8)	The aggregate number of option awards held at December 31, 2024 and 2023 was 6,250.
(9)	Joined the Board in October 2023 and resigned in October 2024.
(10)	The aggregate number of option awards held at December 31, 2024 and 2023 was 6,250.
(11)	The aggregate number of option awards held at December 31, 2024 and 2023 was 5,511 and 5,513, respectively.
(12)	The aggregate number of option awards held at December 31, 2024 and 2023 was 6,250.
(13)	The aggregate number of option awards held at December 31, 2024 and 2023 was 5,510 and 5,512, respectively.
(14)	The aggregate number of option awards held at December 31, 2024 and 2023 was 6,250.
(15)	Resigned from the Board in April 2024.

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The above table includes options granted to certain directors on August 15, 2022 and September 15, 2022, which were conditioned on the approval by TTNP Stockholders of an increase in the authorized number of shares available for issuance under the 2015 Plan, which approval was received in June 2023.

There were no options exercised by members of the TTNP Board during 2024 or 2023.

EXECUTIVE COMPENSATION OF TTNP

Summary Compensation Table

The following table provides information regarding the compensation paid during the years ended December 31, 2024 and 2023 to each of the TTNP executive officers named below.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Options Awards ($)(1)	Stock Awards ($)(1)	All Other Compensation ($)	Total Compensation ($)
Chay Weei Jye	2024	$-	$-	$-	$-	$-	$-
Chief Executive Officer(2)		$-	$-	$-	$-	$-	$-
Seow Gim Shen		$-	$-	$-	$-	$-	$-
Chief Executive Officer(3)		$-	$-	$-	$-	$-	$-
David Lazar	2024	$545,564	$50,750	$-	$-	$10,515	$606,829
Chief Executive Officer(4)	2023	$406,000	$1,015,000	$-	$52,180	$-	$1,473,180

(1)	Amounts shown represent the grant date fair value computed in accordance with FASB ASC 718. The assumptions used by TTNP with respect to the valuation of option grants and stock awards are set forth in Note 8. Stock Plans to the accompanying financial statements.
(2)	Mr. Chay was appointed as TTNP’s Chief Executive Officer effective December 2, 2024. Mr. Chay did not receive any compensation in connection with his service as Chief Executive Officer during 2024.
(3)	Mr. Seow was appointed as TTNP’s Chief Executive Officer effective April 2, 2024. Mr. Seow resigned from this position effective October 24, 2024. Mr. Seow did not receive any compensation in connection with his service as Chief Executive Officer during 2024.
(4)	On December 14, 2022, TTNP entered into an employment agreement with Mr. Lazar pursuant to which Mr. Lazar was hired to serve as TTNP’s Chief Executive Officer, effective August 16, 2022. On April 2, 2024, TTNP entered into a Resignation Agreement with Mr. Lazar, pursuant to which certain payout amounts were made in accordance with Mr. Lazar’s employment agreement.
(5)	On April 2, 2024, TTNP accepted the resignation of Dr. Beebe DeVarney as Chief Operating Officer.
(6)	On June 15, 2022, TTNP implemented a plan to reduce expenses and conserve capital that included a company-wide reduction in salaries and a scale back of certain operating expenses. The cost-savings measures were undertaken to enable TTNP to maintain sufficient resources as TTNP worked with its advisors on potential strategic alternatives for maximizing shareholder value. As part of the aforementioned plan, Dr. Beebe DeVarney agreed to waive 40% of her base salary for six months. In 2023, the TTNP Board agreed to pay Dr. Beebe DeVarney $77,000 related to salaries deferred in 2022.
(7)	Dr. Rubin’s employment was terminated in August 2022. He was due to receive severance payments through July 2023. He received approximately $238,000 related to severance payments during 2023.

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Employee Benefits Plans

The principal purpose of TTNP’s stock incentive plans is to attract, motivate, reward and retain selected employees, consultants and directors through the granting of stock-based compensation awards. The stock option plans provide for a variety of awards, including non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Code), stock appreciation rights, restricted stock awards, performance-based awards and other stock-based awards.

2014 Incentive Plan

In February 2014, the TTNP Board adopted the 2014 Incentive Plan (the “2014 Plan”) pursuant to which 2,526 shares of TTNP Common Stock were authorized for issuance to employees, directors, officers, consultants and advisors. On the Record Date, options to purchase [•] shares of TTNP Common Stock were outstanding under the 2014 Plan.

2015 Omnibus Equity Incentive Plan

In August 2015, TTNP Stockholders approved the 2015 Omnibus Equity Incentive Plan (“2015 Plan”). The 2015 Plan, as amended, authorizes a total of 125,000 shares of TTNP Common Stock for issuance to employees, directors, officers, consultants and advisors. Awards representing 28,191 shares of TTNP Common Stock have been released as of December 31, 2023. On the Record Date, options to purchase [●] shares of TTNP Common Stock were outstanding under the 2015 Plan.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of securities underlying outstanding plan awards for each named executive officer of TTNP as of December 31, 2023.

	Option Awards
Name	Number of Securities Underlying Unexercised Awards (#) Exercisable	Number of Securities Underlying Unexercised Awards (#) Unexercisable	Exercise Price ($)	Expiration Date
Marc Rubin, M.D.	49	-	18,360.00	07/01/2025
	20	-	14,040.00	07/01/2025
	49	-	3,492.00	07/01/2025
	140	-	1,050.00	07/01/2025
	7,501	-	80.40	07/01/2025
	3,251	-	23.60	07/01/2025

Katherine Beebe DeVarney, Ph.D.	12	-	931.68	12/14/2025
	12	-	931.68	2/13/2027
	48	-	3,492.00	3/7/2028
	7,501	-	80.40	2/10/2031
	5,000	-	26.20	9/15/2032
	2,751	-	23.60	01/05/2032

In January 2022, Dr. Rubin and Dr. Beebe DeVarney were granted options to purchase 3,250 and 2,750 shares of common stock, respectively. The options were to vest over 24 months with 50% of the awarded options vesting on the six-month anniversary of the grant date with the remaining balance vesting over the remaining eighteen months.

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Following the 2022 Special Meeting, all unvested options granted under the 2015 Plan prior to August 15, 2022, immediately became vested.

On September 15, 2022, the Board granted Dr. Beebe DeVarney, subject to the receipt of stockholder approval received in June 2023, options to purchase 5,000 shares of common stock at an exercise price of $26.20 per share, such price being the closing price of TTNP Common Stock and the fair market value as defined under the 2015 Plan on the September 15, 2022 grant date. The options vested in twelve equal monthly allotments through the first anniversary of the grant date.

On April 2, 2024, TTNP entered into agreements with each of Mr. Lazar and Dr. Beebe DeVarney (the “Resignation Agreements”) in connection with their resignations as executive officers of TTNP. The Resignation Agreements contain customary mutual releases and payout amounts pursuant to each officer’s existing employment agreements in the amounts set forth in the Resignation Agreements.

There were no options exercised by named executive officers of TTNP during 2024 or 2023.

Pension Benefits

TTNP does not sponsor any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

TTNP does not maintain any non-qualified defined contribution or deferred compensation plans. The Compensation Committee, which is comprised solely of “outside directors” as defined for purposes of Section 162(m) of the Code, may elect to provide TTNP’s officers and other employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in TTNP’s best interests. TTNP sponsors a tax qualified defined contribution 401(k) plan in which Dr. Rubin and Dr. Beebe DeVarney participated.

Employment Agreements

In November 2018, TTNP entered into an employment agreement with Dr. Beebe DeVarney providing for a base annual salary of $365,000. The employment agreement contains the following terms:

●	Bonuses. The executive may, at the sole discretion of the Board or the compensation committee, be considered for an annual bonus of up to 50% of her then base salary, payable in cash or awards under the equity incentive plan.

●	Term; Termination. The Employment Agreement may be terminated by TTNP for any reason at any time. In the event of termination by TTNP without cause or by the executive for good reason or in connection with a change of control, as those terms are defined in such agreements, the executive is entitled to (i) severance in the form of continuation of the employee’s base salary for 12 months following the termination date, (ii) a pro rata portion of any annual bonus, (iii) 12 months of COBRA payments, and (iv) the immediate accelerated vesting of any unvested restricted shares and stock options.
●	Restrictive Covenants. The Employment Agreement contains six-month post-termination noncompetition and non-solicitation provisions.

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In February 2021, Dr. Beebe DeVarney’s employment agreement was amended to provide for an annual base salary of $385,000. All other agreement terms remain substantially the same.

On August 2, 2022, the Compensation Committee of the TTNP Board implemented a retention plan (the “Retention Plan”) in recognition of the change in the composition of the TTNP Board following the 2022 Special Meeting. The purpose of the Retention Plan was to help ensure a smooth transition, including the continuation of service by its current employees and directors following the 2022 Special Meeting, while the newly reconstituted TTNP Board explores and evaluates strategic alternatives to maximize the value of TTNP assets and enhance stockholder value.

As part of the Retention Plan, the employment agreement with Dr. Beebe DeVarney was amended to (i) accelerate the vesting of her options following the reconstitution of the Board; and (ii) remove from the definition of “Good Reason” the current proviso that a change in the executive’s title would not necessarily constitute Good Reason. All other agreement terms remained substantially the same.

On December 14, 2022, TTNP entered into an employment agreement with Mr. Lazar providing for a base annual salary of $406,000. The employment agreement contains the following terms:

●	Bonuses. Mr. Lazar will be eligible to receive an annual bonus, with a target of fifty percent (50%) of his base salary. In addition, Mr. Lazar will be eligible for three performance bonuses on an annual basis, payable in (i) cash and/or (ii) restricted stock under the Plan, each equal to fifty percent (50%) of his base salary, which shall be dependent on its achievement of certain milestones. Furthermore, in the event of a Change of Control (as defined in the Mr. Lazar’s employment agreement), TTNP shall pay Mr. Lazar a bonus equal to three percent (3%) of the increased valuation of the surviving corporation resulting from such Change of Control.

●	Term; Termination. The employment agreement has a three-year term but may be terminated by TTNP for any reason at any time. In the event of termination by TTNP without Cause or his resignation for Good Reason, not in connection with a Change of Control (as those terms are defined in such agreements), the executive is entitled to (i) severance in the form of continuation of his base salary for the greater of a period of 12 months or the remaining term, (ii) payment of executive’s annual medical and dental reimbursement for a period of 12 months, (iii) a pro rata portion of any annual or performance bonus, and (iv) the immediate accelerated vesting of any unvested restricted shares and stock options.

●	Restrictive Covenants. The employment agreement contains 12-month post-termination noncompetition and non-solicitation provisions.

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INFORMATION RELATED TO PUBCO

PubCo is an exempted company with limited liability incorporated under the laws of Cayman Islands on July, 11, 2024 solely for the purpose of effectuating the Business Combination described herein. PubCo is considered a foreign private issuer as defined in Rule 3b-4 under the Exchange Act.

PubCo has an authorized share capital of US$50,000 divided into 50,000,000 ordinary shares of $0.001 par value each. PubCo has one ordinary share, with a par value of US$0.001 in issue, which currently represents the sole issued and outstanding shares of PubCo. For descriptions of PubCo securities, please see the section titled “Description of PubCo Securities.” The objects for which PubCo is established are unrestricted and PubCo has full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Prior to the consummation of the Business Combination, the sole shareholder of PubCo is TTNP, the sole director of PubCo is Mr. Brynner Chiam. Upon the Closing, the PubCo Board will consist of five directors, Messrs. Brynner Chiam, Avraham Ben-Tzvi, Firdauz Edmin Bin Mokhtar and Francisco Osvaldo Flores García, TTNP’s directors, will continue to serve on the Board of PubCo, and Mr. Chay, TTNP’s Chief Executive Officer, will serve as Chairman and Chief Executive Officer of PubCo.

The mailing address of PubCo’s registered office is FFP (Corporate Services) Limited, 2nd Floor Harbour Centre, 159 Mary Street, George Town, Grand Cayman KY1-9006, and its registration number is 411832. After the consummation of the Business Combination, its principal executive office and mailing address shall be that of the Company located at Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 Petaling Jaya, Selangor Darul Ehsan, Malaysia, and its telephone number will be +603 7731 0023.

Following the Closing, PubCo intends to develop an executive compensation program that is consistent with existing compensation policies and philosophies of Nasdaq-listed peer companies, which are designed to align the interest of executive officers with those of its stakeholders, while enabling PubCo to attract, motivate and retain individuals who contribute to the long-term success of PubCo. Specific determinations with respect to director and executive compensation after the Business Combination have not yet been made.

PubCo’s auditor is Enrome LLP.

INFORMATION RELATED TO TalenTec

BUSINESS

Company Overview

Founded in 1990, TalenTec Bhd. Sdn., a Malaysian company formerly known as KE Sdn. Bhd., until September 26, 2024 (“TalenTec” or the “Company”), became, in 1993, one of the first licensees of PeopleSoft Human Resource and Payroll solutions in the Asia Pacific region. As a well-established distributor of human capital management (“HCM”) solutions in Malaysia, the Company offers Oracle PeopleSoft HCM, Oracle PeopleSoft Financials, Dayforce HCM, SunFish Workplaze HR, and MiHCM Cloud brand software for sale by their respective vendors, which are local or regional subsidiaries or affiliates of Oracle Corporation, Dayforce, Inc., Humanica Public Company Limited, and Microimage (Private) Limited; and the Company provides consulting, implementation, training, and continuing support services to their clients, in accordance with their preferences and the vendors’ offerings. The Company’s clients include Malaysian financial institutions, including the Malaysian central bank, the statutory manager of Malaysia’s private employees’ mandatory savings plan, and Malaysia’s largest local insurance company; Malaysia’s largest automobile manufacturer; water utilities; a Malaysian university; and other international companies headquartered in or outside of Malaysia. Having established a long-standing presence in Malaysia, the Company serves clients in Singapore, Hong Kong, Australia, Taiwan, and Indonesia.

Through the Company’s value-added consulting services, the Company guides companies of all sizes, principally in Malaysia and Singapore, in transitioning their traditional HCM systems to more efficient and cost effective, on-site or cloud-based, HCM software solutions, including for personnel management, financial planning, and analytics. The Company’s seasoned professional staff advises each client in choosing and implementing the applications most suited to that client and may train its personnel in using the software, as well as provide continuing maintenance and technical support. Committed to enhancing its clients’ organizational efficiency, the Company believes it is able to provide more highly customized HCM services than others in its markets.

References in this section to “we,” “us,” or “our” are to the Company, except where the context requires otherwise.

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The Company’s Vision

The Company’s vision is to be the go-to human resources consulting group in its markets for companies seeking to improve their businesses by adopting more efficient HCM solutions. Sourcing cutting-edge technology products from leading HCM software providers, the Company’s seasoned industry consultants seek to optimize each client’s HCM solution. Through their Delivery Excellence Centre (“DEC”), its consultants also provide general customer service to ensure the client’s positive experience throughout and beyond the transfer process.

Our Mission

●	To be recognized as a leading provider of on-premises and cloud-based SaaS HCM software solutions from world leading software companies, providing ongoing support and product upgrades, complemented with superior consulting services in the Asia Pacific region.

●	To service a wide range of clients in multiple industries, and companies of all sizes.

●	To maintain steady growth of revenue and profitability, by increasing product and service offerings to existing customers.

●	To secure new clients migrating to more efficient human resource management systems in their current markets.

●	To broaden its footprint in Singapore by tailoring marketing strategies.

Industry Overview

The Human Capital Management (“HCM”) software market has demonstrated steady growth due to the increasing need for robust and reliable software solutions to enhance workforce productivity, improve employee management, and adapt to technological advancements like moving to cloud storage, big data (data which HCM organizations collect including employee data, recruitment data, operational data, etc.), and artificial intelligence.

The global HCM solutions market is poised for significant expansion, with projections indicating a rise from $26.81 billion in 2025 to $38.67 billion by 2030, representing a projected compound annual growth rate (“CAGR”) of 7.60%.

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Human Capital Management Software Market, 2025-2030, in $ Billion

Source: Mordor Intelligence

Source: https://www.mordorintelligence.com/industry-reports/human-capital-management-software-market

APAC is estimated to generate $8.50 billion in 2025 and reach $13.74 billion by 2030, growing at a CAGR of 10.08% led by the information technology and telecommunications sectors.

Source: https://www.mordorintelligence.com/industry-reports/asia-pacific-human-capital-management-software-market

The Company believes that it is poised to take advantage of this growth, given its history and experience in the market for over 20 years. Furthermore, the Company believes that its ability to support the different solutions that it sources, with its on-staff consultants, gives the Company a competitive edge that the Company believes other HCM service providers do not offer.

Market drivers for continuous upward growth of HCM Solutions

●	Regulatory support from Malaysia government

HCM software usage aligns with the national agenda for digitalization and economic development. Malaysia aims to be a high-income digital economy and global tech hub. HCM software makes workforce management more efficient and cost-effective. HCM software facilitates regulatory compliance, which supports the government’s labor rights and payroll policy objectives. As such, the Malaysian government is promoting and adopting HR digitalization for the management of the public sector workforce. Likewise, the private sector is adopting HCM solutions as the economy continues to grow and develop.

●	Increasing demand for unified solutions for all HR functions

With the increased adoption of digital technologies, TalenTec believes that companies now prefer unified solutions for all human resources (“HR”) functions, leading to the rise of HCM solutions to streamline the entire HR process, automating tasks such as payroll, recruitment, performance reviews, on-boarding, training, and more. Previously, organizations used separate software for each HR activity, which was complex, rigid, and compliance-focused, causing inefficiencies, including improper training. HCM solutions address these issues by providing a single platform intended to unify and manage all HR functions seamlessly and to allow integration with other software such as enterprise resource planning (“ERP”) for better inventory management. As digitization increases across industries, TalenTec expects demand for unified HR solutions to grow, driving demand for HCM solutions.

Moreover, 78% of HR managers anticipate harnessing Artificial Intelligence (AI) in at least one HR process within the next two years. These advancements span various functions, including workforce planning, staffing, compensation, performance management, learning and development. Artificial intelligence is utilized in the HCM software solutions that the Company resells and integrates. Dayforce incorporates “Dayforce Co-Pilot,” which automates HR tasks, such as generating job descriptions and performance reviews with proprietary Microsoft AI. MiHCM features “SmartAssist,” which enhances process efficiency through automated document creation, also using Microsoft AI. SunFish Workplaze HR includes an “AI Assistant” that offers insights into predictive analytics and employee engagement, utilizing OpenAI technology with some open-source aspects. TalenTec does not incorporate proprietary AI into the products it distributes.

According to the 2023 Gartner® Market Guide for Workforce Management Applications, by 2025, 60% of midmarket and large enterprise organizations will have invested in a cloud-deployed HCM suite. Accordingly TalenTec has, over the last three years, embarked on a strategy to introduce and market cloud-based solutions in its inventory. This shift is clearly reflected in the upward trend in revenue derived from cloud-based solutions, compared to the slower or static growth of traditional on-premise offerings.

In January 2025, TalenTec engaged Mordor Intelligence (“Mordor”) to provide more specific information than the information cited above regarding the markets in which TalenTec operates and intends to operate (the “Mordor Report”). Mordor is a market research firm that follows more than 30 industries across more than 100 countries. According to the Mordor Report, HCM revenue in Malaysia and Singapore, where TalenTec has operations, for 2024, were $188.4 million and $159.4 million respectively. Between 2025 and 2030, the report projects Malaysia HCM revenue to grow at a 14.15% CAGR, to $422.7 million, and Singapore HCM revenue to grow at a 13.98% CAGR to $354.6 million. These projections may include market segments that TalenTec does not address, such as micro and small enterprises, and forecasts are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this proxy statement/prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

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The Company’s Business

Below is a summary table of products the Company resells from different vendors and services it provides.

Vendors
	Oracle	Dayforce	Humanica	Microimage
Product Service	Oracle PeopleSoft HCM/ Oracle PeopleSoft Financials	Dayforce HCM	SunFish Workplaze HR	MiHCM Cloud
Licensing	√		√
SaaS Subscriptions			√	√
Consulting and Implementation	√	√	√	√
Training	√		√	√
Maintenance and Support	√		√	√

The contributions to revenue of the products, in 2023 and 2024, respectively, are as follows: Oracle PeopleSoft HCM/ Oracle PeopleSoft Financials, 72.3% and 78.9%; Dayforce HCM, 0.4% and 0.2%; Sunfish Workplaze HR, 17.7% and 14.5%; MiHCM Cloud, 6.2% and 5.6%.

The Company’s Services

Licensing and SaaS Subscriptions

A software license generally authorizes the client to use the software, in perpetuity, whereas periodic payments are required to maintain a SaaS subscription. In either case, the Company places the client’s order with the vendor and is responsible to the vendor for payment of license, subscription, or other related fees. Software is delivered directly from the vendor to the client by download onto the client’s systems or access through the vendor’s SaaS.

Clients buying licensing generally also engage the Company for consultancy, implementation, and maintenance services. The Company’s SaaS contracts bundle the subscription with consultancy and implementation services and typically have a term of one to three years.

The Company obtains the right to market and sell the licenses or subscriptions in a specified territory pursuant to an agreement with the vendor; under the Company’s vendor agreements, these rights are non-exclusive. Among other obligations, the Company may be required to provide related implementation, training, or support services or use vendor-specified materials or procedures in doing so; undertake training, and demonstrate competence, in the vendor’s products, on a continuing basis; comply with vendor-specified security requirements; or maintain sales or client service levels. Some agreements may be terminated on short notice.

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Consulting and Implementation

Each vendor’s product offering contains a number of modules that can be individually purchased or customized. As part of the Company’s sales effort, the Company provides bundled consulting and implementation services to help clients select the product brand and modules best suited to their needs. The Company uses its proven methodology to obtain deep understanding of their client’s needs, enabling the Company to deliver highly configured HCM solutions. The Company’s thorough comprehension of client needs forms the foundation for all subsequent design, implementation, and testing decisions. To maintain direction and focus throughout the project, the Company clearly defines project objectives and scope and establishes well-defined, agreed-upon goals.

The Company installs the product, configures it to fit the client’s requirements, builds tools to cleanse and map the existing data into the new product, and continues to support the client after the new product has gone into production. The Company’s commitment extends beyond the initial implementation phase, ensuring that the transition to the new system is smooth and that the client derives maximum value from the solution

The Company gives their clients comprehensive guidance on organizational, functional, and process development at the industry, regional, or global level. Central to the Company’s approach is the collaboration between the Company’s seasoned system professionals and the client’s staff. This relationship not only is necessary for successful delivery of the project, but also accelerates knowledge transfer, enabling the client more readily to manage the system post-implementation. Change management, which involves systematically addressing the transition or transformation of an organization’s processes, is another critical component of their services. The Company establishes robust review and approval processes, issue resolution protocols, and decision-making pathways. Regular status reporting and strict scope control ensure swift issue resolution and adherence to standards throughout the project lifecycle.

Active involvement of key users is essential from the outset. The Company engages process owners and subject matter experts throughout the project phases, from analysis and design to training, testing, and final implementation This structured approach to project management ensures organizational compliance, timely approval, and buy-in from relevant stakeholders, which are key parameters of a successful project. After the system is implemented, a few of the Company’s team members remain on-site for a period to ensure a smooth handoff, providing additional support, and address any immediate concerns, as the client transitions to full system ownership.

Implementation involves installing and configuring the system, customization work, loading or converting customer data, testing, and certification of the software for production. The software is configured to the client’s specific requirements and objectives, whether customizing interfaces for optimal user experience or integrating specialized features to meet niche demands. As each customer has different HR policies such as overtime wage rates, leave entitlements, claim metrics, performance appraisals, policy matters and statutory compliance, we deliver solutions that are highly configured and tailored to the different business needs of different customers. The Company closely monitors progress using various methods. Depending on the specific project and client needs, the Company may utilize remote access to the client’s systems, have staff on-site during the installation process, or provide technical support through telephone, email, chat, and chatbots. The approach is intended to ensure a successful and seamless implementation.

Upon completion of installation, the Company conducts initial tests, known as black box testing, on the client’s legacy systems to identify potential weaknesses or areas for improvement, enhancing efficiency and productivity to achieve the highest levels of functionality and reliability. The Company’s consultancy services extend beyond system evaluation.

Once initial testing is completed, control of the system is transferred to the client to perform various acceptance tests. At this stage, masked data is always used, and the Company will continue to work closely with the client to ensure all aspects of the system meet the specified requirements. After the client has accepted the system, the process of data conversion takes place. The Company’s role in this process is primarily advisory, ensuring compliance with data protection regulations.

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The Company’s implementation contracts typically run from six to 18 months, but include a contingency clause requiring continued performance until the project is completed. Clients make payments against milestone completions. The Company’s agreements usually require it to post performance bonds, pay liquidated damages for delayed performance, or provide warranties, for periods of about three months from system acceptance.

In addition to their clients, the Company provides implementation services to clients of their vendors and others, as subcontractor. Additionally, the Company offers staffing services for clients who require short- to long-term resources without the need to recruit and hire. Services include training, knowledge transfer, change request work, and technical support. The duration of these outsourcing arrangements may range from a few months to several years.

Training

Clients may purchase implementation services separately from training, but implementation services typically include a training component. The Company also provides post-implementation training, such as refresher courses or training for new hires.

The Company provides training using standard vendor-provided materials, those the Company develops itself, or a combination. The Company offers instructor-led programs and materials for individual end-user self-training, in either case giving participants practical experience in real-world project issues. The Company has a pool of qualified instructors with extensive experience in project implementation and delivery, who bringing valuable insights and real-world experiences into the classroom.

Maintenance and Support

Maintenance and support services include error corrections, installing updates, and technical support to end users. The Company’s HelpDesk serves as the primary point of contact for clients to report problems and access technical support. In addition, as part of preventive maintenance, the Company monitors system performance, providing periodic reports, alerts of potential problems, and recommendations for action, as appropriate.

The Company’s agreements include protocols for reporting, assessing and escalating problems that arise, based on category and severity. The Company measures their performance in terms of key parameters such as response time, resolution turnaround, and the percentage of issues resolved and may be penalized for failing to meet required service levels.

In responding to problems, issues, the Company does not directly operate or execute any action on the client’s live systems. Instead, the Company simulates the reported issues, to establish whether the problem is operational, due to program bugs, or a data issue. If the issue is not operational, the Company examines the software, and, using masked data, tests any proposed fix, in the client’s testing environment. Once validated, the client introduces the resolution into its live system.

The terms of the Company maintenance and support agreements are generally one to three years. The Company also provides maintenance and support services other companies’ clients, as subcontractors.

Product offerings

Following are the Company’s current offerings. Among other things, the Company considers a client’s specific needs, headcount, and HCM budget in making product recommendations. The Company believes that its expertise in deploying and supporting the products it distributes enables their clients to attract, develop, and retain top talent, while driving data-driven decision-making through advanced analytics and predictive insights. Completion of an implementation usually requires six to 24 months from contract signing.

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Oracle PeopleSoft HCM; Oracle PeopleSoft Financials

A strength of PeopleSoft offerings is their ability to combine the platform’s core HCM capabilities with country-specific functionalities and international data formats. This enables The Company’s clients to manage their global business systems on a common platform, ensure compliance with local regulations, and lower their total cost of ownership through integrated processes and a single system of records. Generally, Oracle products are intended for Tier 1 clients (1,000 head count and above).

PeopleSoft HCM is an integrated suite of applications and business processes that are based on PeopleSoft’s Pure Internet Architecture (PIA) and portal technologies. The sophisticated features and collaborative, self-service functionality available in PeopleSoft HCM enable companies to manage their human resources from recruitment to retirement while aligning their workforce initiatives with strategic business goals and objectives. The Company considers PeopleSoft HCM a robust and comprehensive HCM suite that allows organizations to streamline their HR operations, drive talent management, and improve workforce productivity. The PeopleSoft platform provides a unified suite of applications spanning talent acquisition, human resources, payroll, benefits administration, and more.

PeopleSoft Financials solutions are designed to help organizations reduce costs, manage risk, and drive strategic financial decision-making. These solutions automate, centralize, and standardize global transactional processes, enabling the Company’s clients to increase productivity, gain visibility into critical financial data, and strengthen financial discipline through improved governance and compliance.

Ascender Dayforce HCM

Pursuant to Ascender’s Partner Program, the Company contracts directly with Ascender clients to perform configuration and data importing services required to implement Ascender’s Dayforce HCM SaaS solution. Dayforce is designed to provide employers of all sizes a single application for payroll, tax, employee benefits, human resources, workforce management, and talent management. Typically, the Company sells Dayforce products to Tier 1 and Tier 2 (approximately 300 to 999 employees) clients.

As a subcontractor, the Company provides implementation, education, and training services to Ascender’s clients.

Humanica SunFish Workplaze HR

The Company is authorized to sell SunFish Workplaze HR licenses or SaaS Subscriptions, with an obligation, in either case, to provide implementation and maintenance and technical support.

With a strong presence in the Philippines, SunFish Workplaze HR offers highly customizable integrated resource management, covering employee and talent management, asset management, project management and accounting, and planning management, among other functions. SunFish Workplaze HR is used mainly by Tier 1 and 2 clients.

Microimage MiHCM Cloud

The Company has been, since 2019, a Channel Partner of Microimage Channel Partner, distributing MiHCM Enterprise (“MiHCM”), a cloud application that runs on Microsoft Azure. The system provides workforce management, talent management, and data and AI reporting and analytics. The Company implements and configures the application for its clients and trains their personnel it its use. MiHCM is designed for medium and large businesses and caters to complex business requirements, providing the key components required to optimize HR operations, from hiring to retirement. Generally, MiHCM products are used for Tier 1 and 2 clients.

Licenses

TalenTec has agreements with each of its vendors that authorize TalenTec, nonexclusively, to distribute their products and use their names and trademarks. The agreements with Humanica and MiHCM specify no term. The Dayforce, agreement specifies a term of three years, from June 2022, and that Dayforce may offer renewals. The PeopleSoft agreement must be renewed annually, and the current term expiring April 12, 2025. Each agreement is terminable by the vendor or either party without cause. Generally, the agreements require a distributor to undertake training and demonstrate, initially and continually, competence in implementation, use, and sale of the vendors’ products; may charge license or training fees or territorial restrictions; specify permitted uses of the vendor’s software; and contain requirements for agreements with end users, and confidentiality and indemnification provisions, among other provisions.

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Competitive Strengths

Despite the presence of numerous competitors, the Company believes that it has unique strengths in the Asia-Pacific HCM software market, such as:

●	Comprehensive business network and stable business relationships with world-wide top tier HCM suppliers

TalenTec is not limited to sell only one solution and bound by single licensed products. The Company is a third-party service provider and can source different HCM solutions from multiple vendors, therefore not being reliant on any one product or company in offering a solution. TalenTec purposely sources multiple solutions from leading HCM service providers, accompanied by an industry expert consultant with years of HCM experience, to customize a very specific solution for each client. TalenTec believes that its advantage is its ability to compare and contrast different products and services, giving great personal attention to the client during the selection process, enabling the Company to better understand their needs and more effectively select the best solution. Every sale is followed by hands on consulting services transition and implementation. The Company’s ability to source products from established developers in the industry enables the Company to rely on their product security and ability to protect customer data, which due to their size and global coverage, the Company believes are better equipped to provide.

●	Providing customer-oriented services with extensive experience

The Company has at least 30 industry specialists on staff servicing clients. The Company prides itself in its ability to provide strong technical support and exceptional delivery turnaround times both in presenting new solutions, implementation and general maintenance. Because their consultants have deep experience with different solutions, the Company can offer a comprehensive analysis of what products it offers best suit a client and is able to provide rapid support turnaround times, to more efficiently transition customers to the new platform during the implementation stage. The Company believes that their culture ensures that customer service is a top priority fostering a sense of trust and loyalty among its clients.

●	Strong, long-term relationships with its customers

The Company has serviced brand-name clients in the hospitality industry for over 10 years, and a regulatory authority in Malaysia has been a client for over 25 years. See, “Information Related to TalenTec—Business—Clients and Contracts.” The Company believes its long servicing track record shows its clients’ satisfaction with the Company’s services, as well as enabling the Company to understand the needs of companies looking to transition either to an on-site or cloud-based solution.

●	Competitors

In the Southeast Asia region, the Company believes Ramssol, Payroll2U and Kaitangan.com are its main competitors:

Ramssol Group Bhd (“Ramssol”): Ramssol is considered the No.1 Southeast Asian people solutions provider with eight subsidiaries in five countries. One of Ramssol’s subsidiaries, RAMS Solution Sdn Bhd is a direct competitor of the Company in Malaysia. RAMS Solution specializes in the implementation, deployment, maintenance and enhancement of Oracle HCM and Campus applications. RAMS Solution provides Oracle Fusion HCM Cloud and other digitalization solutions, such as DocuSign, Darwin Box, etc. In addition to HCM, RAMS Solution provides IT staff augmentation services. Like the Company, RAMS Solution also provides consulting services to for Oracle HCM integration and implementation.

Payroll2U: Payroll2U, headquartered in Singapore, provides payroll outsourcing services and on-line payroll (SaaS) solutions. Payroll2U has its own proprietary payroll management system software, called smartPAY, and offers a subscription-based pricing model. The Company sometimes collaborates with Payroll2U, depending on the specific accounts involved.

Kakitangan: Kakitangan.com, headquartered in Malaysia, offers a HCM platform designed for small and medium businesses. Kakitangan also offers accounting software integrations.

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Growth Strategies

Management aims to position the Company not just as a software reseller, but, through long-term relationships, as a strategic partner that enhances human resource capabilities through technology and innovative solutions. The company plans to expand its market share by continuing to add to its HCM product offerings, and expanding operations to other countries in the Southeast Asia Pacific region, and continuing to develop innovative solutions.

●	Continue to add to suite of HCM Solutions

In 2024, TalenTec entered into a Consulting Services Agreement with Sire, pursuant to which TalenTec would participate in the development, for Sire, of a SaaS HCM application focused on the hospitality industry. The agreement has been novated by Sire to Brictec Co Ltd, which is owned by Koay Chee Leong, a TalenTec Shareholder. If successfully developed, it is intended that TalenTec would be the master distributor of the solution. In addition to traditional HCM functions, the application would include a financial feature, called Earned Wage Access, which will enable employees to take out advances on their compensation, to be settled at the next payroll cycle, as a kind of interest-free loan. Although rollout of the application is intended for the end of calendar 2025, development is in very early stages, and there can be no assurance that the project will be successfully concluded as scheduled or at all.

●	Expand operations in Singapore and Indonesia and extend to Philippines

TalenTec plans, over time, to expand its operations in Singapore, which would become the Company’s hub for operations in other Southeast Asia Pacific countries. The Company is exploring with a global U.S.-based HCM vendor opportunities for the Company to offer the vendor’s products in Indonesia, Philippines, and other Southeast Asia Pacific countries. These expansion plans depend on successful conclusion of these discussions and completion of development of the SaaS solution referred to in the previous paragraph, neither of which can there be assurance.

According to the Mordor Report, HCM revenue in Indonesia and Philippines, for 2024, were $188.4 million and $159.4 million, respectively, and expected, by 2030, to grow to $165.5 million (CAGR, 12.85%) and $146.6 million (CAGR, 12.85%), respectively. These projections may include market segments that TalenTec does not address, such as micro and small enterprises, and forecasts are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this proxy statement/prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

●	Continuing customer relationship management and innovation

The Company intends to continue to build and develop strong relationships with customers, enhance customer retention and encourage referrals with its established and growing customer base. To attract and service additional business, in 2023, the Company added a member to its marketing and sales force, and, in 2024, the Company engaged another consultant. Also, among other things, the Company has already implemented on-premises solutions for many clients that it believes will evolve into hybrid systems and ultimately transition to cloud based solutions over the next several years. The Company expects its long-standing relationships with its customers will facilitate the transition to hybrid and cloud models, easing the migration path and potentially increasing the Company’s revenue. Moreover, the process of transitioning existing clients to cloud solutions is usually simpler and less complex than acquiring new cloud-first clients, largely due to the established rapport and the client’s familiarity with HCM technologies.

Clients and Contracts

As of July 31, 2024, the Company provided services to over 76 of its own clients, partnering with leading corporations across the Asia Pacific region, spanning various sectors such as financial services, hospitality, infrastructure, transportation, education, and the public sector. TalenTec’s business is not substantially dependent on any one of its customer agreements, all of which are made in the ordinary course of business Implementation services for newly on-boarded clients continued to comprise a substantial portion of operations, underscoring TalenTec’s dedication to sustained growth all powered by licensed software from Oracle, Dayforce, Humanica, and Microimage.

The following chart represents the Company’s top clients and years of service:

Customer	Industry	Tier Type	Years of Service	Estimated Annual Contract Revenue (USD)	Products	Type of Services
A regulatory authority in Malaysia	Local City Council/Public Sector	One	7	425,468	Oracle PeopleSoft HCM	Delivery/Maintenance Support

A regulatory authority in Malaysia	Financials/Pension Fund	One	25	223,300	Oracle PeopleSoft HCM	Delivery/Maintenance Support

A Malaysian Life Insurance Co	Financial/Insurance	One	20	220,000	Oracle PeopleSoft HCM	Delivery/Maintenance

A local university	Education	Two	12	134,000	Oracle PeopleSoft HCM	Delivery/Maintenance

Data Privacy

The Company’s agreements with all its clients in all countries include clauses on Confidentiality and Personal Data Protection. Besides a standard employment clause, the consultants are required to sign individually and separately with the clients on these clauses. All relevant data of the client reside in the environment controlled by the client, including in a subscription cloud model. The Company does not have access to live production data.

The Company ensures that all interactions with client data are governed by stringent data privacy policies. The Company does not and cannot access any live production data of the client, as all client data remains within the client’s controlled environment, and the Company’s systems and processes are designed to ensure that the Company employees and consultants cannot access client data without explicit authorization and supervision by the client. When testing and verifying solutions before deployment into the client’s environment, the Company utilizes masked data, meaning anonymized or pseudonymized data that does not reveal the actual identities of individuals, thereby ensuring compliance with data privacy regulations. The client retains full ownership and control over all their data, and in the case of on premise solutions, it is their responsibility to ensure that relevant security measures are in place. For cloud subscription models, the owner of the relevant software is responsible for maintaining and ensuring compliance with security protocols, selected based on its adherence to stringent security standards and certifications. In the unlikely event of a data breach or security incident, the Company has well-defined incident response procedures, including immediate notification to the client, thorough investigation, and remediation measures to prevent future occurrences. All Company employees and consultants undergo regular training on data privacy and protection policies, ensuring awareness of the latest regulations and best practices for handling client data securely. By adhering to these detailed data privacy policies, the Company seeks to ensure that its clients can trust the Company with their data and that all data remains entirely in the sole control of the client, as the Company remains committed to maintaining the highest standards of data protection and privacy in all its engagements.

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The Company’s Data Privacy Policy

TalenTec in principle values and is obliged to safeguard the privacy aspects of its customers and the employee data collected in the execution of its delivery.

1.	Definition

Data means any content, materials, data and information collected from a third party. Further it shall have the meaning ascribed to it in all applicable data protection legislation.

Confidential Information means all information in the disclosing party’s possession or control, whether created before or after project delivery, whatever its format, and whether or not marked “confidential”, including the existence, as transmitted to, shared with, or received by the receiving party, but not including information which is or comes into the public domain through no fault of the other party, was already lawfully in the other party’s possession, or comes into the other party’s possession without breach of any third party’s confidentiality obligation to the disclosing party, or is independently developed by or on behalf of the other party.

Data Protection Legislation means all laws relating to the processing of Personal Data, privacy, and security, including, without limitation, the Personal Data Protection Act of Malaysia, the Singapore Personal Data Protection Act of Singapore, the Data Privacy Act of Indonesia, and all other applicable international, regional, or national data protection laws, regulations and regulatory guidance, as may be amended or superseded from time to time.

2.	Confidentiality

We shall not at any time

i.	Disclose the Confidential Information to any party except to those authorized by the relevant stakeholders to know on a need-to-know basis;

ii.	Use the Confidential Information for our own purposes or for any purposes other than as permitted by the disclosing party; or

iii.	Cause or permit any unauthorized disclosure of any Confidential Information.

We may disclose Confidential Information which would otherwise be confidential if and to the extent:

i.	It is required to do so by law or an order of a court of competent jurisdiction or a regulatory or governmental body to which it is subject wherever situated;

ii.	It is necessary to disclose the Confidential Information to the Company’s professional advisers, auditors, and bankers provided that it does so on a confidential basis.

All documents, records and other information delivered by relevant stakeholders shall be returned or destroyed where necessary upon the completion of delivery of the HCM solution.

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3.	Data Security Management

The Company shall:

i.	use the security system embedded in the software, techniques and technology when making the HCM solution available to customer;

ii.	maintain and handle all Data in compliance with the applicable Data Privacy and protection laws, rules and regulations;

iii.	obtain consent to the use of Personal Data for one or more specific purposes.

4.	Data Collection Practices

TalenTec collects personal and personally identifiable information only for legitimate reasons and uses those Data only for the intended purposes.

When the Company collects such Data, it explains the purpose of collection and uses it only for those intended purposes. As per the statutory requirements and remuneration practices, the Company collects and shares the following Personal Data with the third parties identified below:

Data item	Purpose of collecting the Data	Parties to whom Data is disclosed
Employee Personal Particulars	Used in internal communications during the implementation	Senior management of the client

Employee’s Name	Stored in the personal files of a Human Resource system implemented by TalenTec.	EPF (Employee Provident Fund)

Employee’s Residential and Correspondence Address	Used when enrolling employees in statutory schemes and health insurance schemes	SOCSO (Social Security Organization)

Personal identification Number such as but not limited to Malaysian Identity card / Passport/ Police ID number/ Army ID number/ Statutory ID number		Inland Revenue Board /Tax Office

Date of birth of the employee		The bank to remit employee’s salary

Contact number of the employee		HRD Corporation

Email address of the employee		Any relevant statutory bodies

Employee’s salary particulars, bank account number, and bank branch	For remitting employee’s salary and related payments made by the Company	The bank to remit employee’s salary

Digital version of employee’s photograph	Stored in the HCM system and used within the system	Digital versions of employees’ photographs can be viewed by the authorized users, including client team leaders, senior-management and HCM system system administrators.

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If the Company shares Personal Data beyond the parties mentioned above, the Company will obtain explicit consent from the relevant parties mentioned above. The Company will disclose above mentioned personal information and any other employee information as ordered by the judicial system, including the police department, of Malaysia or other relevant country without the consent of the organization to do so.

Regulatory Approvals

The Company’s business operations are subject to the following law and regulations:

(a)	The Local Government Act 1976 of Malaysia empowers every local authority to create, amend or revoke any by-laws in respect of the local government area, and to grant any license or permit of any trade, occupation or premises and such license shall be subject to such conditions and restrictions as the local authority may prescribe. The Company is required to apply for business premises licenses for their operating premise from the relevant local authority and has obtained the same from the relevant local authority.

(b)	Personal Data Protection Act 2010 (“PDPA”), which governs the processing of the personal data of its clients and employees.

Employees

As of July 31, 2023 and 2024, the Company had a total of 40 full-time employees in Malaysia, carrying out the following primary functions:

	As of July 31,
Department	2023	2024
Accounting	2	1
Operations	29	30
Customer Services	1	1
HR & Admin	2	1
Management	3	4
Sales & Marketing	3	3
Total	40	40

Facilities

The Company is a private limited company incorporated under the laws of Malaysia on 14 February 1990. The principal office is located at Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 Petaling Jaya, Selangor Darul Ehsan, and the telephone number is +603 7731 0023.

Legal Proceedings

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of its business. The Company is not currently a party to any legal proceedings the outcome of which, if determined adversely to it, would individually or in the aggregate have a material adverse effect on its business, financial condition, or results of operations.

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TTNP’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of TTNP’s financial condition and results of operations should be read in conjunction with TTNP’s financial statements and the related notes to those statements included elsewhere in this proxy statement/prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that involve risks and uncertainties. TTNP’s actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”, which you should review for a discussion of some of the factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this proxy statement/prospectus.

Forward-Looking Statements

This proxy statement/prospectus or the documents incorporated by reference herein may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve substantial risks and uncertainties. TTNP has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Although TTNP does not make forward looking statements unless TTNP believes that it has a reasonable basis for doing so, TTNP cannot guarantee their accuracy. Forward-looking statements included or incorporated by reference in this report or other filings with the SEC include, but are not necessarily limited to, those relating to uncertainties relating to:

●	Our ability to complete one or more strategic transactions, including the Business Combination, that will maximize its assets or otherwise provide value to stockholders;

●	our ability to raise capital when needed;

●	difficulties or delays in the product development and regulatory process; and

●	protection for its patents and other intellectual property or trade secrets.

Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties, including the risks outlined under “Risk Factors” or elsewhere in this proxy statement/prospectus, that could cause actual performance or results to differ materially from what is expressed in or suggested by the forward-looking statements.

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. TTNP assumes no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If TTNP does update one or more forward-looking statements, no inference should be drawn that TTNP will make additional updates with respect to those or other forward-looking statements. TTNP caution you not to give undue weight to such projections, assumptions and estimates.

Probuphine® and ProNeura® are trademarks of Fedson. This proxy statement/prospectus also includes trade names and trademarks of other companies besides TTNP.

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Overview

TTNP is a pharmaceutical company that was previously developing therapeutics utilizing the proprietary long-term drug delivery platform, ProNeura®, for the treatment of select chronic diseases for which steady state delivery of a drug has the potential to provide an efficacy and/or safety benefit. ProNeura consists of a small, solid implant made from a mixture of ethylene-vinyl acetate (“EVA”) and a drug substance. The resulting product is a solid matrix that is designed to be administered sub-dermally in a brief, outpatient procedure and is removed in a similar manner at the end of the treatment period.

TTNP’s first product based on the ProNeura technology was Probuphine® (buprenorphine implant), which is approved in the United States, Canada and the European Union (“EU”) for the maintenance treatment of opioid use disorder in clinically stable patients taking 8 mg or less a day of oral buprenorphine. While Probuphine continues to be commercialized in the EU (as Sixmo™) by another company that had acquired the rights from TTNP, TTNP discontinued commercialization of the product in the United States during the fourth quarter of 2020 and subsequently sold the product in September 2023.

In December 2021, TTNP announced its intention to work with a financial advisor to explore strategic alternatives to enhance stockholder value, potentially including an acquisition, merger, reverse merger, other business combination, sales of assets, licensing or other transaction. In June 2022, TTNP implemented a plan to reduce expenses and conserve capital that included a company-wide reduction in salaries and a scale back of certain operating expenses to enable TTNP to maintain sufficient resources as it pursued potential strategic alternatives. In July 2022, David Lazar and Activist Investing LLC (collectively, “Activist”) acquired an approximately 25% ownership interest in TTNP, filed a proxy statement and nominated six additional directors, each of whom was elected to the TTNP Board at the 2022 Special Meeting. The exploration and evaluation of possible strategic alternatives by the TTNP Board continued following the 2022 Special Meeting. Following the election of the new directors at the Special Meeting, Dr. Marc Rubin was replaced as TTNP’s Executive Chairman, and David Lazar assumed the role of Chief Executive Officer. In connection with the termination of his employment as Executive Chairman, Dr. Rubin received aggregate severance payments of approximately $0.4 million. In December 2022, TTNP implemented additional cost reduction measures including a reduction in its workforce. In June 2023, David Lazar sold his approximately 25% ownership interest in TTNP to Choong Choon Hau, an outside investor. Mr. Lazar remained TTNP’s Chief Executive Officer.

On September 1, 2023, TTNP closed on the sale of the ProNeura Assets. In July 2023, TTNP entered into an Asset Purchase Agreement with Fedson for the sale of the ProNeura Assets. TTNP’s addiction portfolio consisted of the Probuphine and Nalmefene implant programs. The ProNeura Assets constituted only a portion of TTNP’s assets. In August 2023, TTNP entered into an Amendment and Extension Agreement (the “Amendment”) to the Asset Purchase Agreement, pursuant to which Fedson agreed to purchase the ProNeura Assets for a purchase price of $2.0 million, consisting of (i) $500,000 in readily available funds, paid in full on the ProNeura Closing Date, (ii) $500,000 in the form of a promissory note due and payable on October 1, 2023 (the “Cash Note”) and (iii) $1,000,000 in the form of a promissory note due and payable on January 1, 2024 (the “Escrow Note”). TTNP will also be eligible to receive potential milestone payments of up to $50 million on future net sales of the products and certain royalties on future net sales of the products. As further consideration, Fedson assumed all liabilities related to a pending employment claim against TTNP. On the ProNeura Closing Date, Fedson delivered a written guaranty by a principal of Fedson of Fedson’s obligations under both the Cash Note and Escrow Note. The Cash Note included provisions, which Fedson has exercised, allowing Fedson to extend the payment of the Cash Note to November 1, 2023 and again to December 1, 2023 upon payment of $5,000 for each extension. The Cash Note and Escrow Note were paid in December 2023 and January 2024, respectively. TTNP received the funds from the escrow account in February 2024.

On September 13, 2023, TTNP entered into a Purchase Agreement with Sire, pursuant to which TTNP issued 950,000 shares of TTNP Series AA Preferred Stock to Sire at a price of $10.00 per share, for an aggregate purchase price of $9,500,000. The purchase price consists of (i) $5 million in cash at closing and (ii) $4.5 million in the form of a promissory note from Sire, personally guaranteed by a principal of Sire, due and payable on September 23, 2023, which ws fully repaid on that date. The terms, rights, obligations and preferences of the Series AA Preferred Stock are set forth in the Certificate of Designations filed with the Secretary of State of the State of Delaware on September 13, 2023. Pursuant to the Purchase Agreement, David Lazar and Peter Chasey submitted their resignations from the TTNP Board. On October 12, 2023, the TTNP Board elected Brynner Chiam and Seow Gim Shen to the TTNP Board, and Seow Gim Shen as Chairman. Following the election of Messrs. Chiam and Seow to the TTNP Board, TTNP continued to extensively evaluate potential strategic partners.

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On April 2, 2024, Eric Greenberg, Matthew C. McMurdo and David Natan resigned from the TTNP Board, and each of David Lazar as Chief Executive Officer and Katherine Beebe DeVarney as President and Chief Operating Officer, resigned from TTNP. The TTNP Board subsequently appointed Firdauz Edmin Bin Mokhtar and Francisco Osvaldo Flores García as independent directors of the Company to fill two of the vacancies created by the resignations. In addition, Mr. Seow Gim Shen was appointed as Chief Executive Officer and Principal Financial Officer and continued to serve as the Company’s Chairman of the Board, as he had done since October 12, 2023. Following the reconstitution of the TTNP Board, the TTNP Board formed a Special Committee for purposes of evaluating and recommending TTNP’s entry into the proposed Business Combination with TalenTec, culminating with TTNP’s entry into the Merger Agreement on August 19, 2024.

On August 19, 2024, we entered into a Merger and Contribution and Share Exchange Agreement (the “Merger Agreement”) regarding a business combination with TalenTec, f/k/a, KE Sdn. Bhd. The Merger Agreement was approved by the TTNP Board. If the Merger Agreement is approved by the TTNP Stockholders, and the TalenTec Shareholders enter into the Share Exchange Agreement (and the other closing conditions are satisfied or waived in accordance with the Merger Agreement), then, upon consummation of the transactions contemplated by the Merger Agreement, TTNP will be combined with TalenTec in a “reverse merger” transaction consisting of two steps:

1.	Merger Sub will merge with and into TTNP (the “Merger”); the separate existence of Merger Sub will cease; and TTNP will be the surviving corporation of the Merger and a direct wholly owned subsidiary of BSKE.

2.	Within five business days of the filing by TTNP and BSKE of the registration statement of which this proxy statement/prospectus is included, TalenTec Shareholders may elect to enter into the Share Exchange Agreement with TTNP and BSKE, pursuant to which, immediately following the Merger, each TalenTec Shareholder entering into the Share Exchange Agreement will contribute and exchange all of his TalenTec shares in exchange for ordinary shares of BSKE. TTNP may terminate the Merger Agreement if fewer than all TalenTec Shareholders enter into the Share Exchange Agreement within the specified period.

Completion of the Merger is subject to the approval of the Merger by TTNP Stockholders and the issuance of shares related to the Merger, approval of the listing by Nasdaq of BSKE on the Nasdaq Capital Market, post-Merger, and satisfaction or waiver of other customary conditions set forth in the Merger Agreement. Accordingly, there can be no assurance that the proposed Merger will be consummated.

On October 24, 2024, Mr. Seow notified the TTNP Board of Directors of his decision to resign as Chief Executive Officer and Chairman of the Board, for personal reasons and not as a result of any disagreement with our Board or management on any matter relating to our operations, policies or practices. We anticipate that the resignation of Mr. Seow will not impact consummation of the Business Combination. Subsequently, Mr. Seow sold all 275,000 of his TalenTec shares to Mr. Danny Vincent Dass, and Mr. Seow sold all of his Sire shares to Mr. Chung.10 Sire owns 150,08711 shares of TTNP Common Stock, or 14.1% of TTNP’s outstanding Common Stock, and Series AA Preferred Stock convertible, upon consummation of the Merger, into an additional 869,226 PubCo Ordinary Shares.

On December 2, 2024, the TTNP Board appointed Mr. Chay Weei Jye as Chief Executive Officer, effective December 2, 2024.

TTNP makes available free of charge through its website, www.titanpharm.com, its periodic reports as soon as reasonably practicable after TTNP electronically file such material with, or furnish it to, the SEC.

Recent Accounting Pronouncements

See Note 1 to the TTNP financial statements included in its 2023 Annual Report on Form 10-K for information on recent accounting pronouncements.

Critical Accounting Policies and Estimates

The preparation of its financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in its financial statements and accompanying notes. Actual results could differ materially from those estimates. TTNP believes the following accounting policies and estimates for the years ended December 31, 2023 and 2022 to be applicable:

Revenue Recognition

TTNP generates revenue principally from collaborative research and development arrangements, sales or licenses of technology and government grants. Consideration received for revenue arrangements with multiple components is allocated among the separate performance obligations based upon their relative estimated standalone selling price.

In determining the appropriate amount of revenue to be recognized as TTNP fulfills its obligations under our agreements, TTNP performs the following steps for its revenue recognition: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) TTNP satisfies each performance obligation.

Grant Revenue

TTNP has contracts with National Institute on Drug Abuse (“NIDA”), the Bill & Melinda Gates Foundation, and other government-sponsored organizations for research and development related activities that provide for payments for reimbursed costs, which may include overhead and general and administrative costs. TTNP recognizes revenue from these contracts as it performs services under these arrangements when the funding is committed. Associated expenses are recognized when incurred as research and development expense. Revenues and related expenses are presented gross in the statements of operations.

10 Assumes successful conclusion of current negotiations.

11 Assumes conversion of TTNP Series AA Preferred Stock held by Sire into 150,087 shares of TTNP Common Stock.

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Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. TTNP’s performance obligations include commercialization license rights, development services and services associated with the regulatory approval process.

TTNP has optional additional items in contracts, which are accounted for as separate contracts when the customer elects such options. Arrangements that include a promise for future commercial product supply and optional research and development services at the customer’s discretion are generally considered as options. TTNP assesses if these options provide a material right to the customer and, if so, such material rights are accounted for as separate performance obligations. If TTNP is entitled to additional payments when the customer exercises these options, any additional payments are recorded in revenue when the customer obtains control of the goods or services.

Transaction Price

TTNP has both fixed and variable consideration. Non-refundable upfront payments are considered fixed, while milestone payments are identified as variable consideration when determining the transaction price. Funding of research and development activities is considered variable until such costs are reimbursed at which point, they are considered fixed. TTNP allocates the total transaction price to each performance obligation based on the relative estimated standalone selling prices of the promised goods or services for each performance obligation.

At the inception of each arrangement that includes milestone payments, TTNP evaluates whether the milestones are considered probable of being achieved and estimate the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the value of the associated milestone is included in the transaction price. Milestone payments that are not within TTNP’s control, such as approvals from regulators, are not considered probable of being achieved until those approvals are received.

For arrangements that include sales-based royalties or earn-out payments, including milestone payments based on the level of sales, and the license or purchase agreement is deemed to be the predominant item to which the royalties or earn-out payments relate, TTNP recognizes revenue at the later of (a) when the related sales occur, or (b) when the performance obligation to which some or all of the royalty or earn-out payment has been allocated has been satisfied (or partially satisfied).

Allocation of Consideration

As part of the accounting for these arrangements, TTNP must develop assumptions that require judgment to determine the stand-alone selling price of each performance obligation identified in the contract. Estimated selling prices for license rights are calculated using the residual approach. For all other performance obligations, TTNP uses a cost-plus margin approach.

Timing of Recognition

Significant management judgment is required to determine the level of effort required under an arrangement and the period over which TTNP expects to complete its performance obligations under an arrangement. TTNP estimates the performance period or measure of progress at the inception of the arrangement and re-evaluate it each reporting period. This re-evaluation may shorten or lengthen the period over which revenue is recognized. Changes to these estimates are recorded on a cumulative catch-up basis. If TTNP cannot reasonably estimate when TTNP’s performance obligations either are completed or become inconsequential, then revenue recognition is deferred until TTNP can reasonably make such estimates. Revenue is then recognized over the remaining estimated period of performance using the cumulative catch-up method. Revenue is recognized for licenses or sales of functional intellectual property at the point in time the customer can use and benefit from the license. For performance obligations that are services, revenue is recognized over time proportionate to the costs that TTNP has incurred to perform the services using the cost-to-cost input method.

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Inventories

Inventories are recorded at the lower of cost or net realizable value. Cost is based on the first in, first out method. The determination of net realizable value requires judgment, including consideration of many factors, such as estimates of future product demand, product net selling prices, current and future market conditions and potential product obsolescence, among others.

Share-Based Payments

TTNP recognizes compensation expense for all share-based awards made to employees, directors and consultants. The fair value of share-based awards is estimated at the grant date based on the fair value of the award and is recognized as expense, net of estimated pre-vesting forfeitures, ratably over the vesting period of the award.

TTNP uses the Black-Scholes option pricing model to estimate the fair value method of its awards. Calculating stock-based compensation expense requires the input of highly subjective assumptions, including the expected term of the share-based awards, stock price volatility, and pre-vesting forfeitures. TTNP estimates the expected term of stock options granted for the years ended December 31, 2023 and 2022 based on the historical experience of similar awards, giving consideration to the contractual terms of the share-based awards, vesting schedules and the expectations of future employee behavior. We estimate the volatility of TTNP’s common stock at the date of grant based on the historical volatility of TTNP’s common stock. The assumptions used in calculating the fair value of stock-based awards represent TTNP’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, TTNP’s stock-based compensation expense could be materially different in the future. In addition, we estimate the expected pre-vesting forfeiture rate and only recognize expense for those shares expected to vest. We estimate the pre-vesting forfeiture rate based on historical experience. If TTNP’s actual forfeiture rate is materially different from TTNP’s estimate, TTNP’s stock-based compensation expense could be significantly different from what we have recorded in the current period.

Income Taxes

TTNP makes certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes.

As part of the process of preparing TTNP’s financial statements, TTNP is required to estimate its income taxes in each of the jurisdictions in which TTNP operates. This process involves TTNP’s estimating its current tax exposure under the most recent tax laws and assessing temporary differences resulting from differing treatment of items for tax and accounting purposes.

TTNP assesses the likelihood that TTNP will be able to recover its deferred tax assets. TTNP considers all available evidence, both positive and negative, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. If it is not more likely than not that TTNP will recover its deferred tax assets, TTNP will increase its provision for taxes by recording a valuation allowance against the deferred tax assets that TTNP estimates will not ultimately be recoverable.

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Clinical Trial Accruals

TTNP also records accruals for estimated ongoing clinical trial costs. Clinical trial costs represent costs incurred by Contract Research Organizations (“CROs”) and clinical sites. These costs are recorded as a component of research and development expenses. Under TTNP’s agreements, progress payments are typically made to investigators, clinical sites and CROs. TTNP analyzes the progress of the clinical trials, including levels of patient enrollment, invoices received and contracted costs when evaluating the adequacy of accrued liabilities. Significant judgments and estimates must be made and used in determining the accrued balance in any accounting period. Actual results could differ from those estimates under different assumptions. Revisions are charged to expense in the period in which the facts that give rise to the revision become known. The actual clinical trial costs for studies conducted in the past two years have not differed materially from the estimated projection of expenses.

Warrants Issued in Connection with Equity Financing

TTNP generally accounts for warrants issued in connection with equity financings as a component of equity, unless there is a deemed possibility that TTNP may have to settle warrants in cash. For warrants issued with deemed possibility of cash settlement, TTNP records the fair value of the issued warrants as a liability at each reporting period and record changes in the estimated fair value as a non-cash gain or loss in the statements of operations.

Leases

TTNP determines whether the arrangement is or contains a lease at inception. Operating lease right-of-use assets and lease liabilities are recognized at the present value of the future lease payments at commencement date. The interest rate implicit in lease contracts is typically not readily determinable, and therefore, TTNP uses its incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Certain adjustments to the right-of-use asset may be required for items such as initial direct costs paid or incentives received.

Lease expense is recognized over the expected term on a straight-line basis. Operating leases are recognized on TTNP’s balance sheet as right-of-use assets, operating lease liabilities, current and operating lease liabilities, non-current.

* * *

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Results of Operations for the Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

	For the Years ended December 31,
	2023	2022	Change
	(in thousands)
Revenue:
License revenue	$1	$60	$(59)
Grant revenue	183	497	(314)
Total revenue	$184	$557	$(373)

License revenues for the year ended December 31, 2023 consisted of royalties received on sales of Probuphine by Knight in Canada. License revenues for the year ended December 31, 2022 consisted primarily of an upfront license payment of approximately $50,000 related to the use of ProNeura technology for ophthalmic use and royalties received on sales of Probuphine by Knight in Canada.

The decrease in grant revenue was primarily due to decreased activities related to the NIDA grant for the development of a Nalmefene implant and the Bill & Melinda Gates Foundation grant.

Operating Expenses

	For the Years ended December 31,
	2023	2022	Change
	(in thousands)
Operating expenses:
Research and development	$1,913	$4,758	$(2,845)
General and administrative	5,548	6,034	(486)
Total operating expenses	$7,461	$10,792	$(3,331)

The decrease in research and development costs was primarily associated with reduced activities related to non-clinical studies required for the IND submission as part of TTNP’s NIDA grant for the development of a Nalmefene implant, decreases in expenses related to initial non-clinical proof of concept studies related to the TP-2021 implant program and decreases in research and development personnel-related costs and other expenses following a December 2022 reduction in workforce. Other research and development expenses include internal operating costs such as research and development personnel-related expenses, non-clinical and clinical product development related travel expenses, and allocation of facility and corporate costs. As a result of the risks and uncertainties inherently associated with pharmaceutical research and development activities described elsewhere in this document, TTNP is unable to estimate the specific timing and future costs of its clinical development programs or the timing of material cash inflows, if any, from product candidates. However, TTNP anticipates that its research and development expenses will increase as TTNP continues its current or any future development programs to the extent these costs are not supported through grants or partners.

The decrease in general and administrative expenses was primarily related to decreases in legal and other professional fees. This was partially offset by increases in employee-related expenses, non-cash stock-based compensation and Director fees.

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Other Expenses, Net

	For the Years ended December 31,
	2023	2022	Change
	(in thousands)
Other income (expense):
Interest income, net	$5	$53	$(48)
Other expense, net	(52)	(24)	(28)
Gain on asset sale	1,755	-	1,755
Other income, net	$1,708	$29	$1,679

Net Loss and Net Loss per Share

TTNP’s net loss applicable to common stockholders for the year ended December 31, 2023 was approximately $5.6 million, or approximately $7.41 per share, compared to TTNP’s net loss continuing operations applicable to common stockholders of approximately $10.2 million, or approximately $15.19 per share, for the comparable period in 2022.

Off-Balance Sheet Arrangements

TTNP has never entered into any off-balance sheet financing arrangements, and TTNP has never established any special purpose entities. TTNP has not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets.

Results of Operations for the Nine Months ended September 30, 2024 and September 30, 2023

Revenues

	Nine Months Ended September 30,
(in thousands)	2024	2023	Change
Revenues:
License revenue	$-	$1	$(1)
Grant revenue	-	183	(183)
Total revenues	$-	$184	$(184)

The decrease in total revenues for the nine months ended September 30, 2024 was primarily due to the completion of activities related to development grants in February 2024.

Operating Expenses

	Nine Months Ended September 30,
(in thousands)	2024	2023	Change
Operating expenses:
Research and development	$-	$1,426	$(1,426)
General and administrative	851	4,104	(253)
Total operating expenses	$851	$5,530	$(1,679)

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The decrease in research and development costs for the nine months ended September 30, 2024 was primarily associated with the completion of activities related to TTNP’s development grants, decreases in expenses related to initial non-clinical proof of concept studies related to TTNP’s TP-2021 implant program and decreases in research and development personnel-related costs and other expenses. Other research and development expenses include internal operating costs such as research and development personnel-related expenses, non-clinical and clinical product development related travel expenses, and allocation of facility and corporate costs. As a result of the risks and uncertainties inherently associated with pharmaceutical research and development activities described elsewhere in this document, TTNP is unable to estimate the specific timing and future costs of TTNP’s clinical development programs or the timing of material cash inflows, if any, from TTNP’s product candidates.

The decrease in general and administrative expenses for the nine months ended September 30, 2024, was primarily due to decreases in non-cash stock-based compensation offset by higher salaries related to severance-related expenses.

Other Income (Expense), Net

	Nine Months Ended September 30,
(in thousands)	2024	2023	Change
Other income (expense):
Interest income (expense), net	$1	$18	$(17)
Gain on asset sale	-	1,732	(1,732)
Other income (expense), net	(26)	(3)	(23)
Total other income (expense)	$(25)	$1,747	$(1,772)

The decrease in other income (expense), net for the nine months ended September 30, 2024 was primarily due to the gain related to the sale of the ProNeura Assets to Fedson in the prior period.

Net Loss and Net Loss per Share

TTNP’s net loss from operations for the nine-month period ended September 30, 2024, was approximately $3.9 million, or approximately $4.34 per share, compared to a net loss from operations of approximately $3.6 million, or approximately $4.79 per share, for the comparable period in 2023.

Liquidity and Capital Resources

TTNP has funded its operations since inception primarily through the sale of securities and the issuance of debt, as well as with proceeds from warrant and option exercises, corporate licensing and collaborative agreements, and government-sponsored research grants. At September 30, 2024, TTNP had a working capital of approximately $4.0 million compared to working capital of approximately $6.6 million at December 31, 2023 and working capital of approximately $1.0 million at December 31, 2022.

In September 2023, TTNP entered into a purchase agreement with Sire, pursuant to which TTNP agreed to issue 950,000 shares of its Series AA Convertible Preferred Stock at a price of $10.00 per share, for an aggregate purchase price of $9.5 million. The purchase price consisted of (i) $5.0 million in cash at closing and (ii) $4.5 million in the form of a promissory note from Sire which was paid in September 2023. The net cash proceeds from this transaction were approximately $9.5 million.

In September 2023, TTNP closed on the sale of the ProNeura Assets pursuant to the Asset Purchase Agreement with Fedson. The ProNeura Assets constituted only a portion of TTNP’s assets. In August 2023, TTNP entered into an Amendment to the Asset Purchase Agreement, pursuant to which Fedson agreed to purchase the ProNeura Assets for a purchase price of $2.0 million, consisting of (i) $500,000 in readily available funds, paid in full on the ProNeura Closing Date, (ii) $500,000 in the form of the Cash Note and (iii) $1,000,000 in the form of the Escrow Note. TTNP will also be eligible to receive potential milestone payments of up to $50 million on future net sales of the products and certain royalties on future net sales of the products. As further consideration, Fedson assumed all liabilities related to a pending employment claim against TTNP. On the ProNeura Closing Date, Fedson delivered a written guaranty by a principal of Fedson of all of Fedson’s obligations under both the Cash Note and Escrow Note. The Cash Note included provisions, which Fedson has exercised, allowing Fedson to extend the payment of the Cash Note to November 1, 2023 and again to December 1, 2023 upon payment of $5,000 for each extension. The Cash Note and Escrow Note were paid in December 2023 and January 2024, respectively. We received the funds from the escrow account in February 2024.

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In August 2023, TTNP received $500,000 in funding in exchange for the issuance of a convertible promissory note for that principal amount to Choong Choon Hau (the “Hau Promissory Note”). Pursuant to the Hau Promissory Note, the principal amount will accrue interest at a rate of 10% per annum and will be payable monthly. All principal and accrued interest shall be due and payable on January 8, 2024, unless extended as provided. All or part of the Hau Promissory Note could be converted into TTNP common stock at a conversion price of $9.32 per share from time to time following the issuance date and ending on the maturity date. In March 2024, the Hau Promissory Note, along with accrued interest, was converted into 54,132 shares of TTNP common stock.

TTNP concluded that, as of the date of the financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2023, it had sufficient cash to fund its operations as a standalone entity for the next twelve months without the need to raise additional funds. TTNP is presently focused on consummating the proposed Business Combination, which will improve TTNP’s liquidity position in both the short and long term. TTNP may also determine to pursue various financing options in the future.

Sources and Uses of Cash

	Nine months Ended September 30,
(in thousands)	2024	2023
Net cash used in operating activities	$(3,374)	$(4,846)
Net cash provided by investing activities	-	228
Net cash provided by financing activities	-	9,594
Change in cash and restricted cash	$(3,374)	$4,976

***

	2023	2022
As of December 31:
Cash and cash equivalents	$6,761	$2,937
Working capital	$6,574	$973
Current ratio	5.55:1	1.37:1

For the Years Ended December 31:
Cash used in operating activities	$(7,092)	$(8,183)
Cash provided by investing activities	$732	$-
Cash provided by financing activities	$10,000	$4,984

Net cash used in operating activities for the nine months ended September 30, 2024 consisted primarily of its net loss of approximately $3.9 million, offset by approximately $0.5 million related to net changes in operating assets and liabilities. Net cash used in operating activities for the nine months ended September 30, 2024 consisted primarily of its net loss of approximately $3.6 million, approximately $1.7 million of gains related to the sale of assets and approximately $0.6 million related to net changes in operating assets and liabilities, partially offset by approximately $1.1 million of non-cash charges related to stock-based compensation and depreciation and amortization. Net cash used in operating activities for the year ended December 31, 2023 consisted primarily of the net loss for the period of approximately $5.6 million, approximately $1.8 million of gains related to the sale of assets and approximately $1.2 million related to net changes in operating assets and liabilities. This was partially offset by approximately $1.3 million of non-cash stock-based compensation and approximately $0.1 million of depreciation and amortization expense. Uses of cash in operating activities were primarily to fund product development programs and administrative expenses.

Net cash provided by investing activities for the year ended December 31, 2023 was primarily related to net proceeds from the sale of assets and liabilities to Fedson.

Net cash provided by financing activities for the year ended December 31, 2023 consisted of approximately $9.5 million of net cash proceeds from the issuance of preferred stock and approximately $0.8 million of proceeds from short-term debt. This was partially offset by approximately $0.3 million related to payments on short-term notes payable.

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TALENTEC’S MANAGEMENT’S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, for purposes of this section, the terms “we,” “us,” or “our,” refer to TalenTec and its subsidiary prior to the consummation of the Business Combination. You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis is set forth elsewhere in this proxy statement/prospectus, including information with respect to our plans and strategy for our business, and includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in this proxy statement/prospectus titled “Risk Factors.” Our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

TalenTec seeks to deliver effective and cost-efficient human capital management (“HCM”) solutions to customers who have different levels of need and challenges. We work closely with our clients as one unit focusing on designing and implementing different applications for financial management, spend management, human capital management, planning, and analytics. We believe post implementation support is essential to customers, hence both our in-house expertise and the provision of maintenance, training and other support services to meet the different needs of customers. As a leading provider of HCM software in Malaysia, TalenTec has introduced   numerous cutting-edge HCM solutions to that market, such as Oracle PeopleSoft HCM, Oracle PeopleSoft Financials, Sunfish Workplaze HR, DayForce HCM, and MiHCM Cloud, through our holistic, integrated and reliable services. The services and solutions offered encompass a wide range of human resource management needs, catering to various industries and supporting key aspects of the HR lifecycle.

We have applied our expertise with PeopleSoft Human Resource and Payroll and PeopleSoft Financials since 1993. With a 30-year plus track record, we have a strong, diverse client base, from medium-sized and large organizations within numerous industry categories, including financial services, hospitality, public sector, telecommunications, education, healthcare, and manufacturing. We operate directly in Malaysia and Singapore and with services partners in other parts of the Asia Pacific region. While we continue to expand our services partner arrangements to further support our customers, we are participating in development of an HCM cloud solution directed at the hospitality industry. We also intend to enlarge our regional presence in Southeast Asia by expanding our operations in Indonesia and to the Philippines; however these plans depend on successful completion of the HCM cloud solution and successful conclusion of discussions with a major vendor and successful completion of development of the HCM solution in which TalenTec is participating. See, “Information Related to TalenTec—Business—Growth Strategies.”

The HCM market in this region is changing significantly through the adoption of mobile applications, digitalization, and AI. We expect opportunities not only from existing and new client adoption of cloud-based software solutions, but also in providing the corresponding services that they require.

Certain Factors Affecting Our Performance

Impact of New Customer Acquisition

Our future growth is significantly contingent upon our capacity to attract new clients. If our efforts to attract new customers are insufficiently successful, our revenue and rate of revenue growth may also decline. From our experience, our strategy of providing incident response and proactive services help tremendously our drive for new customers. Many organizations in Southeast Asia region have not yet adopted cloud-based HCM solutions, and, given our broad range of products and services tailored to organizations of varying sizes across multiple industries, we are optimistic about available expansion opportunities.

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Impact of Maintaining Customer Retention and Increasing Sales

Our ability to increase revenue also depends in large part on our ability to retain our existing customers. We are dedicated to growing sales through our existing customer base by expanding our product offerings, augmenting support and enhancement services, and providing upgrade services. For example, as of July 31, 2023 and 2024, our SaaS subscription renewal rate for our existing customers was 100%.

Impact of Number of Consultants on Implementation and Maintenance

Our ability to increase revenue is heavily influenced by the number of consultants dedicated to implementation and maintenance services in the projects. These professionals are crucial in ensuring the punctual delivery of projects to our clients. Augmenting our team in these areas can significantly shorten the project implementation and sales cycles. Additionally, a strong sales force is indispensable for broadening our customer base by actively engaging with a larger pool of potential clients. As of July 31, 2023 and 2024, we had 29 and 30 consultants, respectively.

Key Financial and Operating Measures

We measure our business using annual recurring revenue and non-GAAP financial measures to manage our business and monitor results of operations. We believe that the financial statements and the other financial data included in this proxy statement/prospectus have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States, or GAAP, and the regulations published by the SEC.

Annual Recurring Revenue

	July 31,
	2023	2024

Software Maintenance Annual Recurring Revenue	$1,077,768	$1,056,766
Cloud-Subscription Annual Recurring Revenue	195,832	291,565
Total Annual Recurring Revenue	$1,273,600	$1,348,331

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Annual Recurring Revenue (“ARR”) represents the expected annual billing amounts from all active maintenance and subscription agreements. ARR is calculated based on the contract Monthly Recurring Revenue (“MRR”) multiplied by 12. MRR is calculated based on the accounting adjusted total contract value divided by the number of months of the agreement based on the start and end dates of each contracted line item. The aggregate ARR calculated at the end of each reported period represents the value of all contracts that are active as of the end of the period, including those contracts that have expired but are still under negotiation for renewal. We typically allow for a grace period of up to six months past the original contract expiration quarter during which we engage in the renewal process before we report the contract as lost / inactive. This grace-period ARR amount has been less than 2% of the reported ARR in each period presented. If there is an actual cancellation of an ARR contract, we remove that ARR value at that time.

We believe ARR is an important metric for understanding our business since it tracks the annualized cash value collected over a 12-month period for all of our recurring contracts, irrespective of whether it is a maintenance contract on a perpetual license or a SaaS subscription contract. ARR should be viewed independently of total revenue and deferred revenue related to our software and services contracts and is not intended to be combined with or to replace either of those items.

Maintenance Annual Recurring Revenue

Maintenance Annual Recurring Revenue (“Maintenance ARR”) represents the portion of ARR only attributable to our maintenance contracts.

We believe that the Maintenance ARR is a helpful metric for understanding our business since it represents the approximate annualized cash value collected over a 12-month period for all our maintenance contracts. Maintenance ARR comes basically from maintenance contracts supporting our perpetual licenses. Maintenance ARR is recognized on the 12 months cycle. Any contracted maintenance revenue beyond the 12 months is considered as deferred revenue. As we continue to shift our focus from perpetual licenses to cloud-based subscriptions, we expect Maintenance ARR will decrease in future quarters.

Subscription Annual Recurring Revenue

Subscription Annual Recurring Revenue (“Subscription ARR”) represents the portion of ARR only attributable to our subscription contracts.

We believe that Subscription ARR is a helpful metric for understanding our business since it represents the approximate annualized cash value collected over a 12-month period for all of our recurring subscription contracts. Subscription ARR, which excludes maintenance contracts on our perpetual licenses, provides an insight to our periodic performance and overall size and scale of our subscription business. This is especially important, as the Company continues to focus efforts on subscription-based licensing. Subscription ARR should be viewed independently of subscription revenue and deferred revenue related to subscription contracts and is not intended to be combined with or to replace either of those items.

Components of Results of Operations

Revenues

We provide our customers with HCM solutions using Oracle PeopleSoft HCM, Oracle PeopleSoft Financials, Sunfish Workplaze HR, Dayforce HCM, and MiHCM Cloud, all of which are third party HCM software, developed and owned by different corporations. We derive our revenues from maintenance services, implementation services, SaaS subscription services, licensing and other services, including training services, sales of hardware and other supporting activities related to software.

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Maintenance services revenues are generally recognized over time using an output-based method. The maintenance services provided to customers are based on Software Maintenance and Support Service Agreements signed with our customers. The duration of the services is normally between one to three years. Customers are generally billed in advance before the services are provided. Customers will have up to 45 days to make payments from the date of receipt of the original invoice. The fees vary based on different applications in use and the support model that is adopted, including the degree of support activities involved. The maintenance services can be either bundled with other relevant services or on its own. The maintenance and support services include troubleshooting, addressing and resolving a customer’s legitimate concerns. Maintenance services revenue accounted for approximately 45% and 42% of our total revenue during fiscal 2023 and 2024, respectively. Approximately 90% of the revenue generated from maintenance services is from the Oracle PeopleSoft HCM,  with a small contribution from Oracle PeopleSoft Financials; the rest of the revenues were generated from Sunfish Workplaze HR and MiHCM Cloud solutions.

Implementation services revenues are recognized over time as services involve setting the system, configuration, customization work, loading customers’ data, testing and certification for production of the software, which are considered to be part of delivery activities. As each customer has different HR policies such as overtime wage rates, leave entitlements, claim metrics, performance appraisals, policy matters and statutory compliance, we deliver solutions that are highly configured and tailored to the different business needs of different customers. Our implementation contracts run typically from six to 18 months, with firm commitments for performance from both parties. We generally charge the customers based on the milestones listed in our scope of services. We may provide certain customers with flexible payment terms, and the timing of revenue recognition may differ from the timing of invoicing to our customers. Implementation services revenue accounted for approximately 34% and 39% of our total revenue during fiscal 2023 and 2024, respectively.

SaaS Subscription services revenues are generally recognized over time. The contract we sign with clients also includes relevant consultancy and implementation services bundled into a single performance obligation. Customers are typically charged a one-time upfront access fee for the use of the software solution. Our SaaS subscription contracts typically have a term of one to three years with very restrictive cancellation clauses. We generally invoice our customers quarterly, semi-annually or annually in advance for SaaS subscriptions. Subscription revenues are driven primarily by the number of user access, the headcount of the organization, and the specific application modules subscribed. Over time, these revenue variables will continue to expand, as the business of the customer grows. Subscription revenue accounted for approximately 11% and 13% of our total revenues during fiscal 2023 and 2024, respectively.

Licensing fee revenues are based on the conventional licensing model, in which the license to use the software is charged only once, up front. Subsequent revenues for the licensing are annual support and maintenance charges for the licensed software. The revenue from licensing fees is recognized at the point in which the software licenses are made available to a customer. The charging parameters for the licensing include the number of user access, the headcount, and the relevant licensed modules purchased. Over time, the revenues will continue to expand so long as the business and the needs of the customer grow. Licensing fee revenue accounted for approximately 7% and 4% of the total revenues generated in fiscal 2023 and 2024, respectively.

Other revenues are derived mainly from training services, sales of hardware and other support activities associated with software. Revenue is generally recognized over the service period. Revenues from these sources augment our core activities, i.e., implementation, maintenance, SaaS subscription services and licensing. Other revenues also generated from sales of hardware, for example, Facial Recognition (“FR”) access and attendance systems and closed-circuit television (“CCTV”). Other revenues accounted for approximately 3% and 2% of the total revenues generated in fiscal 2023 and 2024, respectively.

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Our charging matrix depends on the types of services and activities provided to clients. We employ fixed charges with the option for variation orders for services related to a specific scope of work. For time and materials-based services, we charge usually by man-days utilized. For secondment services, we apply fixed charges based on the number of workdays, and we bill clients either weekly or monthly. We generally invoice our customers in arrears for our professional services. For contracts billed on a time and materials basis, revenues are recognized over time as the professional services are performed. For contracts billed on a fixed price basis, revenues are recognized over time based on the proportion of the professional services performed. In some cases, we supplement our consulting teams by subcontracting resources from our service partners and deploying them on customer engagements.

The mix of applications to which each customer subscribes can affect our financial performance, due to price differentials in our applications. Pricing for our applications varies based on many factors, including the number of users, the relevant application modules purchased or subscribed for, the size of the company in terms of head count, and in some cases the revenue of the company. New products or services offered by competitors in the future could also impact on the mix and pricing of our offerings.

Cost of Revenue and Expenses

Cost of revenues are comprised of the following:

In-house employee costs are primarily of salaries and other personnel-related costs, including employee benefits and bonuses, for employees providing services to our customers.

Direct costs consist of costs of third-party intellectual property fees (that is basically licensing fee and related maintenance) that we sell to the customer, the amortization of services costs, an allocation of general overhead costs and referral fees. Direct costs of third-party intellectual property fees include amounts paid for third-party licenses and related maintenance that we sell as part of our solutions. We also purchase software licenses from software vendors on a wholesale basis and resell them to our customers with a mark-up. We also outsource some implementation work to third-party IT companies, depending on project requirements or in the event of resource constraints.

Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries and employee-related expenses, marketing and advertising expenses, and depreciation and rental expenses related to marketing functions.

General and administrative expenses. General and administrative expenses consist of salaries and employee-related expenses for finance and accounting, legal, human resources, information systems personnel, professional service fees, and rental expenses related to general and administrative personnel.

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Results of Operations

The following table sets forth our consolidated statement of operations data for the periods indicated:

	For the Years Ended
	July 31,
	2023	2024

Revenues	$2,082,028	$2,124,496
Cost of revenues	1,617,919	1,437,661
Gross profit	464,109	686,835

Operating expenses:
Selling and marketing expenses	12,255	16,822
General and administrative expenses	406,044	551,353
Total operating expenses	418,299	568,175

Income from operations	45,810	118,660

Interest expense	(49,915)	(48,329)
Other income	15,791	82,896
Total other (expenses)/income, net	(34,124)	(34,567)

Income before income taxes	11,686	153,227
Income tax expense	-	-
Net income	$11,686	153,227

Operations in Malaysia accounted for 98.7% and 96.8% of revenue in 2023 and 2024, respectively.

Comparison of Fiscal Years ended July 31, 2023 and 2024

Revenues

Our total revenues for the fiscal years ended July 31, 2023, and 2024, consist of revenues generated from maintenance services, implementation services, SaaS Subscription services, licensing and other services based on different types of software clients chose to implement and subscribe. Revenue generated from licensing services is one-time revenue and influenced by the number of new clients acquired. Once the new clients have licensed to a software product, they would have perpetual rights to use the software. If clients require an upgrade version of the product or new function, TalenTec will offer implementation and maintenance services. Hence, the revenue from implementation and maintenance services are highly generated by existing customers. Given the market’s continuing momentum shift to cloud-based digitalization solutions, we believe that more new clients are looking for cloud-based solutions.

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Revenue sources are as follows:

	For the years ended July 31,
	2023	2024	Change
Maintenance services	$937,166	$902,821	(4)%
Oracle PeopleSoft HCM/ Oracle PeopleSoft Financials	839,000	840,164	0.1%
SunFish WorkPlaze HR	68,640	50,441	(27)%
MiHCM Cloud	29,526	12,216	(59)%
Implementation services	700,420	833,886	19%
Oracle PeopleSoft HCM/ Oracle PeopleSoft Financials	519,647	742,276	43%
SunFish WorkPlaze HR	149,827	86,339	(42)%
MiHCM Cloud	22,591	351	(98)%
Dayforce HCM	8,355	4,920	(41)%
SaaS Subscription services	226,630	277,109	22%
SunFish WorkPlaze HR	149,640	170,735	14%
MiHCM Cloud	76,990	106,374	38%
Licensing	147,347	94,727	(36)%
Oracle PeopleSoft HCM/ Oracle PeopleSoft Financials	145,905	93,431	(36)%
Sunfish WorkPlaze HR	1,442	1,296	(10)%
Other	70,465	15,952	(77)%
Total revenues	$2,082,028	$2,124,496	2%

Total revenues were $2,082,028 for the fiscal year ended July 31, 2023, compared to $2,124,496 for the fiscal year ended July 31, 2024, an increase of $42,468, or 2%, a result of expanded marketing activities, which include increasing the headcount in the sales force, and expanding market coverage, beginning at the start of 2024. Thus we would expect continued increases in revenue for the coming years.

Maintenance services revenues were $937,166 for the fiscal year ended July 31, 2023, compared to $902,821 for the fiscal year ended July 31, 2024, a decrease of $34,345, or 4%. We expect maintenance services revenue, as well as on-premise license revenue to, decline in favor of increasing cloud licensing revenue.

Implementation services revenues were $700,420 for the fiscal year ended July 31, 2023, compared to $833,886 for the fiscal year ended July 31, 2024, an increase of $133,466, or 19%, corresponding to our expanded marketing programs, as implementation services follow sales. The double digit increase in terms of percentage is the result of an opportunistic expansion of the marketing activities in the midst of an overall improvement in the post pandemic economy in the backdrop.

Revenues generated from SaaS subscription services were $226,630 for the fiscal years ended July 31, 2023, compared to $277,109 for the fiscal year ended July 31, 2024, an increase of $50,479 or 22%, resulting from our increased marketing and sales efforts, a market shift towards adoption of cloud solutions, and a perfect record of retention of cloud customers.

Revenue generated in licensing services was $147,347 for 2023, compared to $94,727 for the year ended July 31, 2024, a decrease of $52,620 or 36%, mainly due to the natural attrition of on-premise licensing opportunities, as cloud adoption continues to take precedence.

Cost of Revenues and Expenses

Our costs and expenses for the fiscal years ended July 31, 2023 and 2024, were as follows:

	Year Ended July 31,
	2023	2024	Change %
Costs of revenue
In-House Employee costs
Salaries	$749,665	$642,568	(14)%
Benefits and bonus	137,757	122,832	(11)%
Disbursements	801	134	(83)%
Direct costs
Third-party licenses	710,520	661,006	(7)%
Referral fees	19,174	11,121	(42)%
Total costs of revenue	$1,617,919	$1,437,661	(11)%

Selling and marketing expenses	12,255	16,822	37%
General and administrative expenses	406,044	551,354	36%
Total operating expenses	$418,299	$568,176	36%
Total costs of revenue and operating expenses	$2,036,218	$2,005,837	(2)%

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Total costs and expenses were $2,036,218 for the fiscal year ended July 31, 2023, compared to $2,005,836 for the year ended July 31, 2024, a decrease of $30,382, or 2%. Overall expenses are expected to rise, however, due to overtime and marketing costs.

Sales and Marketing

Sales and marketing expenses were $12,255 for the fiscal year ended July 31, 2023, compared to $16,822 for fiscal year 2024, an increase of $4,567, or 37%, reflecting expanded marketing and sales efforts.

We expect sales and marketing expenses to increase in absolute terms as we continue to invest in our domestic and international selling and marketing activities to expand awareness of our brand and product offerings to attract new and existing customers. The significant push for digital transformation by local businesses is expected to further bolster the adoption of HCM solutions, as organizations seek to streamline HR processes and adapt to evolving work environments. Consequently, our management team is expanding services related to digitalization, leading to increased sales and marketing expenses.

General and Administrative

General and administrative expenses were $406,044 for fiscal year 2023, compared to $551,353 for fiscal 2024, an increase of $145,309, or 36%. The company recorded all incurred transaction costs of $355,450 related to the Business Combination for 2024 in the 2024 third fiscal quarter.

Liquidity and Capital Resources

We have been financing our operations through existing cash and bank balances, cash generated from our operations and external sources of funds, which consist of equity and debt financing. As of July 31, 2023 and 2024, TalenTec had cash and restricted cash of $548,073 and $1,234,030, respectively; and funding from the existing financial institutions credit lines available as of July 31, 2023 and 2024 totaled approximately $185,565 and $273,006, respectively. As of July 31, 2023 and 2024, we had accumulated deficits of $412,345 and $259,118, respectively. The Company had a working capital deficit of $166,234, as of July 31, 2023 and working capital of $696,397, as of July 31, 2024, in part, as a result of an $800,000 equity investment. We generated net income of $11,686 and $153,227 and net cash provided by operating activities of $308,475 and $191,554 for the fiscal years ended July 31, 2023 and 2024, respectively.

TalenTec believes that its cash provided by operating activities, together with the equity investment referred to in the preceding paragraph, will be sufficient for TalenTec’s short-term cash requirements. In addition, in the long term, TalenTec believes that its bank facilities will provide sufficient cash and can be increased, as required.

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Our long-term future capital requirements depend on many factors, including the effects of macroeconomic trends, customer growth rates, subscription renewal activity, the expansion of sales and marketing activities, and the introduction of new and enhanced services offerings. TalenTec is participating in development of an HCM cloud solution, of which TalenTec is intended to be the master distributor. Although rollout is scheduled for the end of calendar 2025, there can be no assurance that the project will be successfully concluded as scheduled or at all. See, “Information Related to TalenTec—Growth Strategies.”

Our cash flows for fiscal 2023 and 2024 were as follows:

	Year Ended July 31,
	2023	2024
Net cash provided by (used in):
Operating activities	$308,475	$191,554
Investing activities	-	(1,526)
Financing activities	(302,844)	556,460
Effect of exchange rate changes	(6,536)	(60,531)
Net increase (decrease) in cash, cash equivalents, and restricted cash	$(905)	$685,957

Operating Activities

Cash provided by operating activities was $308,475 and $191,554 for the fiscal years ended July 31, 2023 and 2024, respectively. For the fiscal year ended July 31, 2024, cash flow provided by operating activities declined due to an increase in credit sales that led to higher accounts receivable and delays in collection of payments from customers. Though the Company improved sales and reduced costs of revenue, the improvement was offset by the decline in cash flow provided by operating activities and led to a decrease of cash provided by operating activities.

Investing Activities

Cash used in investing activities was nil, and $1,526, due to purchase of property and equipment for the fiscal years ended July 31, 2023 and 2024, respectively.

Financing Activities

For fiscal 2023, cash used by financing activities was $302,844, which was mainly due to repayment of $205,563 of long-term borrowings and $177,695 repayment of loans provided by a director.

For the fiscal 2024, cash provided by financing activities was $566,460, which was mainly due to proceeds from issuance of common stock of $800,000 and loans provided by a director of $111,690, offset a $119,594 repayment of long-term borrowings, a $127,106 repayment of bank overdraft, and $143,602 repayment to a director.

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Borrowings

Our borrowings primarily consist of short-term bank overdraft and long-term term loans from commercial banks. The short-term bank overdraft was derived from a credit facility agreement the Company entered into with Alliance Bank Malaysia Berhad in 2010, with terms revised in 2013, 2015, 2017 and 2021. For fiscal 2023, the Company received net proceeds from bank overdrafts of $56,849. For fiscal 2024, the Company made net repayments and received proceeds of bank overdrafts of $32,646 and $10,994, respectively. For further information, see Note 8 to Consolidated Financial Statements.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates, judgments, and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 2, Summary of Significant Accounting Policies, of Notes to Consolidated Financial Statements, the following accounting policies and specific estimates involve a greater degree of judgment and complexity. Accordingly, these are the policies and estimates we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and operating results.

Revenue Recognition

TalenTec’s revenue is generated from maintenance services, implementation services, SaaS subscription fees, licensing fees and other supporting services. TalenTec generally recognizes revenue from the sale of services as the services are performed, which is typically ratably over the term of a contract, which the Group believes to be the best measure of progress. The Group recognizes revenues as it satisfies performance obligations to its customers in an amount reflecting the total consideration it expects to receive from the customer.

TalenTec adopted ASC Topic 606, “Revenue from Contracts with Customers (“ASC 606”)” for revenue recognition. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply these five steps:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Identification of Performance Obligations

A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. Our contracts with customers may include multiple promises to transfer services to a customer. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as a single performance obligation may require significant judgment that requires the Company to assess the nature of the promise and the value delivered to the customer.

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The Company’s primary performance obligations consist of maintenance services, implementation services, SaaS subscription services, licensing and others. We satisfy these performance obligations over time as we transfer the promised services to our customers, except for the licensing fee. Revenue for a licensing fee is recognized at the point in which software licenses are made available to a customer. Maintenance, implementation, SaaS subscription and other supporting services consist of daily requirements to deliver service to the customer. Each day, the delivery of the service provides value to the customer, and each day represents a measure toward completion of the service. As such, these professional services meet the criteria to be a series of distinct services. In determining whether these professional services are distinct, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription start date, and the contractual dependence of the service on the customer’s satisfaction with the professional services work. To date, we have concluded that the above-mentioned professional services included in contracts with multiple performance obligations are generally distinct services. As such, we view professional services as a performance obligation to the customer.

At contract inception, we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We combine contracts entered into at or near the same time with the same customer if we determine that the contracts are negotiated as a package with a single commercial objective; the amount of consideration to be paid in one contract depends on the price or performance of the other contract; or the services promised in the contracts are a single performance obligation.

Income Taxes

We account for income taxes under ASC 740, “Income Taxes.” The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. The expense is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Provision for income taxes consists of taxes currently due plus deferred taxes. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

TalenTec did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended July 31, 2022 and 2023, respectively. TalenTec does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Recent Accounting Pronouncements

See Note 2, Accounting Standards and Significant Accounting Policies, of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements.

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MANAGEMENT OF PUBCO FOLLOWING THE BUSINESS COMBINATION

The following sets forth certain information, as of December 31, 2024, concerning the persons who are expected to serve as directors and executive officers of PubCo following the consummation of the Business Combination.

Name	Age	Position
Executive Officers:
Chay Weei Jye	54	Director Nominee and expected Chief Executive Officer and Chairman
		Expected Chief Financial Officer
Independent Directors:
Brynner Chiam	47	Director Nominee
Avraham Ben-Tzvi	54	Director Nominee
Firdauz Edmin Bin Mokhtar	57	Director Nominee
Francisco Osvaldo Flores García	38	Director Nominee

Directors

Chay Weei Jye has served as the Chief Executive Officer of TTNP since December 2024. Mr. Chay has served as the Chief Technology Officer of Zchwantech, a privately held IT services and consulting company focused on the integration of IT-related products and services for companies inside and outside of Malaysia, since October 2021. Previously, Mr. Chay served as an Enterprise Domain Architect for Affin Bank Berhad from March 2021 to September 2021. In this role, Mr. Chay actively contributed as an IT lead on various request-for-proposal projects pertaining to human capital management, balance sheet management, group compliance, and finance/enterprise resource planning. From November 2019 to March 2021, he served as the Solutions Director for Sigma Info Analytics Data Sdn Bhd (“Sigma”), a Malaysian company in the information and communications technology sectors with a focus on systems, applications, data processing and project management. As Solutions Director for Sigma, Mr. Chay oversaw overall strategic advisory, enterprise architecture and technology solutions. From April 2018 to May 2019, Mr. Chay served as Deputy General Manager and Technical Architect for UEM Group Brehard, the infrastructure arm and wholly-owned subsidiary of Khazanah Nasional Berhad, the sovereign wealth fund of Malaysia. Prior to UEM Group, Mr Chay also served as a Senior Manager (Solutions Architect) of Malaysian Airlines for 11 years. Mr. Chay has a Bachelor of Computer Science from the Universiti Putra Malaysia located in Serdang,

Brynner Chiam serves as PubCo’s sole director and executive officer and a member of TTNP’s Board of Directors. Mr. Chiam currently serves as Vice President of Finance and Tax at Black Chamber Management, a shared service company which provides outsourcing services to related companies as well as third parties, since November 2020, where he is responsible for all aspects of planning, implementing and managing financing activities for the company and its clients. From February 2014 to October 2020, Mr. Chiam served as a Director for Tricor Taxand, a professional tax firm and independent tax adviser specializing in providing tax-related services to its clients. Mr. Chiam is a member of the Chartered Tax Institute of Malaysia and has over 20 years of experience as a tax consultant and tax practitioner. He received his Bachelor of Business Studies (Accountancy) from Massey University in New Zealand. Based on Mr. Chiam’s experience, the TTNP Board believes that Mr. Chiam has the appropriate set of skills to serve as a member of the TTNP Board.

Avraham Ben-Tzvi, Adv. serves as a member of TTNP’s Board of Directors. Mr. Ben-Tzvi is the Founder of ABZ Law Office, a boutique Israeli law firm specializing in outsourced general counsel services for publicly traded as well as private companies and corporations, Investments & Securities Laws, Commercial Law & Contracts and various civil law matters, which he established in January 2017. Mr. Ben-Tzvi served as Chief Legal Officer and General Counsel of Purple Biotech Ltd. (formerly Kitov Pharma Ltd.) (NASDAQ/TASE: PPBT), a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, from November 2015 until April 2020. Prior to that, Mr. Ben-Tzvi served as General Counsel and Company Secretary at Medigus Ltd. (NASDAQ/TASE: MDGS), a minimally invasive endosurgical tools medical device and miniaturized imaging equipment company, from April 2014 until November 2015. Mr. Ben-Tzvi is a member of the Israel Bar Association and is also licensed as a Notary by the Israeli Ministry of Justice. Prior to that he served as an attorney at one of Israel’s leading international law firms where, amongst other corporate and commercial work, he advised companies and underwriters on various offerings by Israeli companies listing in the United States and on various SEC related filings. Prior to becoming a lawyer, Mr. Ben-Tzvi worked in a number of business development, corporate finance and banking roles at companies in the financial services, lithium battery manufacturing and software development industries. Mr. Ben-Tzvi holds a B.A., magna cum laude, in Economics from Yeshiva University in New York and an LL.B., magna cum laude with Honors from Sha’arei Mishpat College of Law in Hod HaSharon, Israel. Based on Mr. Ben-Tzvi’s extensive legal experience and knowledge in the fields of civil-commercial law and corporate and securities law, and his previous public company and commercial business experience, the Board believes that Mr. Ben-Tzvi has the appropriate set of skills to serve as a member of the TTNP Board.

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Mr. Firdauz Edmin Bin Mokhtar as a member of TTNP’s Board of Directors. He has been the Chief Executive Officer of Saujana Petroleum Sdn Bhd since November 2023. Saujana Petroleum Sdn Bhd is an investment holding company, with operations that include marine operation and maintenance for Malaysia oil production under E&P O&M Services Sdn Bhd (EPOMS). Mr. Mokhtar served as the Chief Financial Officer of Data Knights Acquisition, a special purpose acquisition company, from February 2021 until November 2023, when it completed a business combination with OneMedNet, a medical imaging company, based in the United States. From January 2020 until January 2021, he served as Senior Vice President, Special Projects, of Group CEO Office, at Serba Dinamik Holdings Berhad, where he was involved in mergers and acquisitions. Previously from May 2012 until November 2019, Mr. Mokhtar was the Chief Financial Officer of PBJV Group Sdn Bhd (PBJV), where he was responsible for accounting, finance, tax and legal issues, as well as general company secretarial matters for the group. Mr. Mokhtar received his Bachelor Degree (Honors) in Accountancy in July 1997 from The International Islamic University Malaysia., Mr. Mokhtar is a Certified Public Accountant registered with the Malaysian Institute of Accountants.

Francisco Osvaldo Flores García as a member of TTNP’s Board of Directors. He is a Managing Partner of Trebol Capital since 2013, where he also serves as a board member. Trebol Capital is a Venture Capital Fund that invests in technology companies. Since October 2019, Mr. Flores has been the Managing Partner of Klee Real Estate de Mexico, an investment group focused in Real Estate. Mr. Flores is in charge of fundraising and analysis of new investment opportunities, and he manages the day to day operations. From October 2020 through March 2023, Mr. Flores served as the Chief Financial Officer of SPAC Benessere Capital, a special purpose acquisition company. From April 2022 until March 2023, Mr. Flores was the Venture Partner and Managing Partner of Arc Group Ventures in Mexico, where he was in charge of new operations in the Mexican market. Mr. Flores is a Mechatronics Engineer with an Artificial Intelligence specialty (2004-2009) Student of the MBA (MBA) at Tecnológico de Monterrey. He is also qualified as a Project Manager Professional - PMI (2012) and is a Manager at Lean Startup & Social Entrepreneur for Ecosystem Development – TechBA Technology Business Models.

Executive Officers

Upon the consummation of the Business Combination, PubCo anticipates that Chay Weei Jye will serve as Chief Executive Officer and Principal Executive Officer and Chairman; his salary is $60,000 per year. [*] will serve as Chief Financial Officer and Principal Financial and Accounting Officer.

Family Relationships

There are no family relationships between any of PubCo’s executive officers and directors or director nominees.

Executive Compensation

The aggregate cash compensation accrued to the directors and executive officers who were employed by TalenTec during fiscal year 2023 and 2022 (including individuals who are no longer with TalenTec) was approximately US$123,900 and $152,400, respectively.

Foreign Private Issuer

If PubCo is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, PubCo is permitted to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, PubCo is not required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. PubCo may elect to follow its home country’s corporate governance practices as long as its remains a foreign private issuer. As a result, PubCo’ shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. As a foreign private issuer, PubCo is also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. Nonetheless, PubCo intends to align itself with the practices adopted by Nasdaq-listed U.S. domestic companies to the best of its ability to provide its shareholders with enhanced transparency and protection.

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Independence of Directors

As a result of its securities being listed on Nasdaq following consummation of the Business Combination, PubCo will adhere to the rules of such exchange, as applicable to foreign private issuers and controlled companies, if applicable, in determining whether a director is independent. The board of directors of PubCo has consulted, and will consult, with its counsel to ensure that the board of director’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors.

Upon the Closing, it is anticipated that the size of PubCo’s board of directors will be five directors, four of whom will qualify as independent within the meaning of the independent director guidelines of Nasdaq. Messrs. Avraham Ben-Tzvi, Brynner Chiam, Firdauz Edmin Bin Mokhtar, and Francisco Osvaldo Flores García will be “independent directors” as defined in the rules of Nasdaq and applicable SEC rules.

Committees of the Board of Directors

Upon consummation of the Business Combination, PubCo will establish a separately standing audit committee, nominating and corporate governance committee, and compensation committee. The PubCo Board will adopt a charter for each of these committees. PubCo intends to comply with future Nasdaq requirements to the extent they will be applicable to PubCo.

Audit Committee

Upon the Closing, PubCo’s audit committee will consist of Firdauz Edmin Bin Mokhtar and Francisco Osvaldo Flores García, with Firdauz Edmin Bin Mokhtar serving as the chair of the committee. Each proposed member of the audit committee qualifies as an independent director under the Nasdaq corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. In addition, each proposed member of the audit committee is financially literate. Following the Business Combination, the board of directors will determine which member of the audit committee qualifies as an “audit committee financial expert”, as defined in Item 407(d)(5) of Regulation S-K, and possesses financial sophistication, as defined under the rules of Nasdaq.

The audit committee’s responsibilities will include, among other things:

●	appointing, compensating, retaining, evaluating, terminating and overseeing PubCo’s independent registered public accounting firm;

●	discussing with PubCo’s independent registered public accounting firm their independence from management;

●	reviewing with PubCo’s independent registered public accounting firm the scope and results of their audit;

●	pre-approving all audit and permissible non-audit services to be performed by PubCo’s independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and PubCo’s independent registered public accounting firm the interim and annual financial statements that PubCo files with the SEC;

●	reviewing and monitoring PubCo’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

●	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

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Our board of directors will adopt a written charter for the audit committee which will be available on PubCo’s website upon the completion of the Business Combination.

Nominating and Corporate Governance Committee

Upon the Closing, PubCo’s nominating and corporate governance committee will consist of Francisco Osvaldo Flores García, Avraham Ben-Tzvi, and Firdauz Edmin Bin Mokhtar, with Francisco Osvaldo Flores García, serving as the chair of the committee. Each proposed member of the nominating and corporate governance committee is “independent” as defined under the applicable listing standards of Nasdaq and SEC rules and regulations.

The nominating and corporate governance committee’s responsibilities include, among other things:

●	identifying individuals qualified to become members of PubCo’s board of directors, consistent with criteria approved by PubCo’s board of directors;

●	recommending to PubCo’s board of directors the nominees for election to PubCo’s board of directors at annual meetings of PubCo’s shareholders;

●	overseeing an evaluation of PubCo’s board of directors and its committees; and

●	developing and recommending to PubCo’s board of directors a set of corporate governance guidelines. PubCo believes that the composition and functioning of PubCo’s nominating and corporate governance committee meets the requirements for independence under the current Nasdaq listing standards.

The board of directors will adopt a written charter for the nominating and corporate governance committee which will be available on PubCo’s website upon the completion of the Business Combination.

Compensation Committee

Upon the Closing, PubCo’s compensation committee will consist of Firdauz Edmin Bin Mokhtar and Francisco Osvaldo Flores García, with Francisco Osvaldo Flores García serving as the chair of the committee. Each proposed member of the Compensation Committee is “independent” as defined under the applicable Nasdaq listing standards, including the standards specific to members of a compensation committee.

●	reviewing and approving corporate goals and objectives relevant to the compensation of PubCo’s Chief Executive Officers, evaluating the performance of PubCo’s Chief Executive Officer in light of these goals and objectives and setting or making recommendations to the PubCo Board regarding the compensation of PubCo’s Chief Executive Officer;

●	reviewing and setting or making recommendations regarding the compensation of PubCo’s other executive officers;

●	making recommendations to PubCo’s board of directors regarding the compensation of PubCo’s directors;

●	reviewing and approving or making recommendations to PubCo’s board of directors regarding PubCo’s incentive compensation and equity-based plans and arrangements; and

●	appointing and overseeing any compensation consultants. it is anticipated that the composition and functioning of PubCo’s compensation committee meets the requirements for independence under the current Nasdaq listing standards.

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PubCo’s board of directors will adopt a written charter for the compensation committee which will be available on PubCo’s website upon the completion of the Business Combination.

Code of Ethics

PubCo will have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on PubCo’s website, [•]. PubCo intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website rather than by filing a Current Report on Form 6-K.

Shareholder Communications with PubCo’s Board of Directors

Shareholders and other interested parties may communicate with PubCo’s board of directors, including non- management directors, by sending a letter to PubCo at Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 Petaling Jaya, Selangor Darul Ehsan, Malaysia for submission to the board of directors or committee or to any specific director to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial shareholder of PubCo. All communications received as set forth above will be opened by the corporate secretary or his or her designee for the sole purpose of determining whether the contents contain a message to one or more of PubCo’s directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the board of directors will be forwarded promptly to the chairman of the board of directors, the appropriate committee or the specific director, as applicable.

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TTNP SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of the Record Date, the number of shares of TTNP Common Stock beneficially owned by (i) each person who is known to TTNP to be the beneficial owner of more than five percent of the TTNP Common Stock; (ii) each current TTNP director and director nominee; (iii) each of the named TTNP executive officers; and (iv) all TTNP directors and executive officers as a group. As of the Record Date, TTNP had [1,064,3211] shares of common stock issued and outstanding. Of this amount, [1,061,008] shares are owned by Public Shareholders.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated, the stockholders listed in the table have sole voting and investment power with respect to the shares indicated.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned(2)	Percent of Shares Beneficially Owned
Named Executive Officers and Directors:
Avraham Ben-Tzvi(3)	9,563	*	%
Chay Weei Jye	0	0
Brynner Chiam	0	0
Francisco Osvaldo Flores Garcia	0	0
Firdauz Edmin Bin Mokhtar	0	0
All executive officers and directors as a group (5 persons)(4)	9,563	*	%
Greater than 5% Stockholders:
Choong Choon Hau(5)	241,531	22.7%
Jeffrey Chung(6)	150,087	14.1%

* Less than 1%.

(1)	Unless otherwise indicated, the address of such individual is c/o Titan Pharmaceuticals, Inc., 10 East 53rd Street, Suite 3001, New York, NY 10022.

(2)	In computing the number of shares beneficially owned by a person and the percentage ownership of a person, shares of TTNP Common Stock subject to options, warrants or convertible preferred shares or notes held by that person that are currently exercisable or exercisable within 60 days of the Record Date are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock. [Percentages assume conversion of TTNP Series AA Preferred Stock held by Sire into 150,087 shares of TTNP Common Stock.]

(3)	Mr. Ben-Tzvi is a member of the TTNP Board. The shares of common stock beneficially owned include 6,250 shares of common stock subject to options exercisable within 60 days of the Record Date.

(4)	Includes 6,250 shares of common stock issuable upon exercise of outstanding options held by TTNP executive officers and directors listed above.

(5)

This information is based on (i) a Schedule 13D filed by Choong Choon Hau on July 21, 2023 and (ii) 54,132 shares of TTNP Common Stock issued to Mr. Hau pursuant to the full exercise of a convertible promissory note on March 18, 2024. Mr. Hau’s business address is Emerald Heights 23 Lrg Terubong Ria 2, Paya Terubong, 11060 Pulau Pinang, Malaysia

(6)	Consists of shares owned by The Sire Group Ltd. (“Sire”), of which Mr. Chung is the sole owner. Mr. Chung’s business address is No. 4, Franky Building, Providence Industrial Estate, Mahe, Seychelles.. [Assumes successful conclusion of current negotiations of sale of Sire to Mr. Chung by Mr. Seow and conversion of TTNP Series AA Preferred Stock held by Sire into Common Stock.]

To TTNP’s knowledge, as of the Record Date, at least 50% of the TTNP Common Stock is held by stockholders located in the United States, and there were approximately [36] holders of record of TTNP Common Stock in the United States.

1 Assumes conversion of TTNP Series AA Preferred Stock held by Sire into 150,087 shares of TTNP Common Stock.

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BENEFICIAL OWNERSHIP OF SECURITIES AFTER THE BUSINESS COMBINATION

The following table sets forth information regarding the beneficial ownership of shares of TTNP Common Stock as of the Record Date, and of PubCo Ordinary Shares immediately following the consummation of the Business Combination by:

●	each person or ‘‘group’’ as that term is used in Section 13(d)(3) of the Exchange Act of persons known by TTNP to be the beneficial owner of more than 5% of TTNP Common Stock on the Record Date;

●	each person or “group” persons known by TTNP who may become the beneficial owner of more than 5% of PubCo Ordinary Shares immediately following the Business Combination;

●	each of TTNP’s current executive officers and directors;

●	each person who will become an executive officer or a director of PubCo upon consummation of the Business Combination;

●	all TTNP executive officers and directors as a group; and

●	all TTNP executive officers and directors as a group after the consummation of the Business Combination.

	TTNP Shares Owned		% of Outstanding [12]	PubCo Post-Combination Pro Forma Shares owned	% of Pro Forma Outstanding	PubCo Post-Combination Pro Forma (Fully Diluted)(1)	% of PubCo Post-Combination Pro Forma Outstanding (Fully Diluted)(1)
TTNP Directors and Officers as a group (5 persons)(2)(6)	9,563		* %	9,563	*	9,563	*
Avraham Ben-Tzvi (2)	9,563		* %	9,563	*	9,563	*
Chay Weei Jye	0		0	0	0	0	0
Brynner Chiam	0		0	0	0	0	0
Francisco Osvaldo Flores Garcia	0		0	0	0	0	0
Firdauz Edmin Bin Mokhtar	0		0	0	0	0	0
TTNP 5% Owners
Choong Choon Hau(6)	241,531		22.7%	241,531	3.5%	241,531	3.3%
The Sire Group Ltd. and Jeffrey Chung (3)(6)	150,087	[12]	14.1%	1,019,313	14.8	1,019,313	13.8%

Total shares outstanding, not reflecting potential dilution	1,064,321	[12]	100%

PubCo Post-Combination D&O as a group (5 persons)(4)(6)
Avraham Ben-Tzvi(2)	9,563		*	9,563	*	9,563	*
Chay Weei Jye	0		0	0	0	0	0
Brynner Chiam	0		0	0	0	0	0
Francisco Osvaldo Flores Garcia	0		0	0	0	0	0
Firdauz Edmin Bin Mokhtar	0		0	0	0	0	0

PubCo 5% Owners

The Sire Group Ltd. and Jeffrey Chung(3)(6).	150,087	[12]	14.1%	1,019,313	14.8	1,019,313	13.8%
Danny Vincent Dass(5)(6)	0		0	2,344,100	34.1%	2,344,100	31.7%
Eddie Tan Chee Wei(5)(6)	0		0	639,300	9.3	639,300	8.7%
Koay Chee Leong(5)(6)	0		0	639,300	9.3	639,300	8.7%
Leow Kian Yong(5)(6)	0		0	639,300	9.3	639,300	8.7%
Goh Chee Siong(5)(6)	0		0	681,920	9.9	681,920	9.2%

Total shares outstanding, not reflecting potential dilution				6,877,467	100%

Potential sources of dilution—outstanding options and warrants				506,940

Total shares outstanding, reflecting potential dilution				7,384,407

* Less than 1%.

(1) Assumes options and warrants are exercised post-Business Combination.

(2) Includes 6,250 shares of TTNP Common Stock subject to options exercisable within 60 days of the Record Date.

(3) The Sire Group Limited is wholly owned by Jeffrey Chung.13.

(4) Pre-combination, TTNP is PubCo’s sole shareholder, and Brynner Chiam is PubCo’s sole director and executive officer.

(5) Each named person is a TalenTec Shareholder.

(6) The address of each TTNP officer and director is c/o Titan Pharmaceuticals, Inc., 10 East 53rd Street, Suite 3001, New York NY 10022. Post-combination, the address of each PubCo officer and director will be c/o BSKE Limited, Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 Petaling Jaya, Selangor Darul Ehsan, Malaysia.

The address of each PubCo officer and director will be c/o BSKE Limited, Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 Petaling Jaya, Selangor Darul Ehsan, Malaysia.

The address of Choong Choon Hau is No. 23 Lorong Terubong RIA 2, Paya Terubong, George Town, N8, 11060, Malaysia. The address of The Sire Group Ltd. is No. 4, Franky Building, Providence Industrial Estate, Mahe, Seychelles. The address of Danny Vincent Dass is 21, Lengkok Lumba Kuda, Race Course Garden, 11400 Penang, Malaysia. The address of Eddie Tan Chee Wei is No. 25, Jalan Raja Gopal, 10360 Georgetown, Pulau Pinang, Malaysia. The address of Koay Chee Leong is 47-3-23, Tingkat Paya Terubong 4, Paya Terubong, 11060 Ayer Itam, Pulau Pinang, Malaysia. The address of Leow Kian Yong is 65, Lintang Bukit Penara 4, 11000 Balik Pulau, Pulau Pinang, Malaysia. The address of Goh Chee Siong is 439 Persiaran Mayang Pasir 4, Bayan Baru 11950 Bayan Lepas, Pulau Pinang, Malaysia,

12 Assumes conversion of TTNP Series AA Preferred Stock held by Sire into 150,087 shares of TTNP Common Stock.

13 Assumes successful conclusion of current negotiations of sale of Sire to Mr. Chung by Mr. Seow.

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If any of the assumptions above are not correct, these percentages will be different.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. Under those rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of warrants or options, within 60 days of [•], 2025, the Record Date. Shares subject to warrants or options that are currently exercisable or exercisable within 60 days of the Record Date are considered outstanding and beneficially owned by the person holding such warrants or options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted by footnote, and subject to community property laws where applicable, based on the information provided it is believed that the persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

The beneficial ownership of TTNP Common Stock prior to the Business Combination is based on [1,064,321] shares TTNP Common Stock and 869,226 shares of TTNP Series AA Preferred Stock, issued and outstanding as of the Record Date (“TTNP Securities”).

The expected beneficial ownership of PubCo Ordinary Shares immediately following the consummation of the Business Combination assumes [6,877,467] PubCo Ordinary Shares issued and outstanding and all TTNP Securities are exchanged for PubCo Ordinary Shares.

If the actual facts are different than these assumptions, the numbers in the above table will be different.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

TTNP

In July 2023, TTNP received $250,000 in funding in exchange for the issuance of an unsecured promissory note for that principal amount to David E. Lazar, its former Chief Executive Officer and chairman of the Board (the “Lazar Promissory Note”). Pursuant to the Lazar Promissory Note, the principal amount accrued interest at a rate of the Prime Rate + 2.00% per annum, and all principal and accrued interest were due and payable on the earlier of January 1, 2024 or such time as TTNP receives debt or equity financing or proceeds in excess of $500,000 from the asset sale with Fedson. which closed on September 1, 2023. The loan was subsequently repaid in September 2023.

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In August 2023, TTNP received $500,000 in funding in exchange for the issuance of the Hau Promissory Note. Pursuant to the Hau Promissory Note, the principal amount accrued interest at a rate of 10% per annum and was payable monthly. All principal and accrued interest was due and payable on January 8, 2024, unless extended as provided. All or part of the Hau Promissory Note was convertible into TTNP Common Stock at a conversion price of $9.32 per share from time to time following the issuance date and ending on the maturity date. In March 2024, the Hau Promissory Note, along with accrued interest, was converted into 54,132 shares of TTNP Common Stock.

In September 2023, TTNP entered into a Securities Purchase Agreement with Sire, pursuant to which TTNP agreed to issue 950,000 shares of TTNP Series AA Preferred Stock to Sire at a price of $10.00 per share, for an aggregate purchase price of $9.5 million. The purchase price consisted of (i) $5.0 million in cash at closing and (ii) $4.5 million in the form of a promissory note from Sire which was paid in September 2023.

During the years ended December 31, 2024 and 2023, TTNP made payments related to legal fees of approximately $12,400 and $109,000, respectively, to a law firm operated by one of its Board members, Avraham Ben-Tzvi.

In April 2024, David Lazar, TTNP’s former Chief Executive Officer, Dr. Kate Beebe DeVarney, Ph.D., TTNP’s former President and Chief Operating Officer and a member of the TTNP Board, and three other members of the TTNP Board, Eric Greenberg, Matthew C. McMurdo and David Natan, resigned from their positions with TTNP. Pursuant to the terms of their respective settlement agreements, TTNP made payments in aggregate of approximately $1.2 million. Pursuant to the Settlement Agreement and General and Mutual Release dated April 2, 2024 between TTNP and Mr. Lazar, in the event of a Change in Control (as defined in Mr. Lazar’s Employment Agreement dated December 14, 2022), TTNP (or any successor entity) shall pay to Mr. Lazar a lump-sum amount equal to three percent (3%) of the increased valuation of the surviving corporation resulting from such Change in Control (as determined by either (i) the definitive agreement governing the Change in Control or (ii) the highest market cap of the surviving corporation within the thirty (30) days following the Change in Control), less applicable taxes and withholdings.

TALENTEC

On May 31, 2024, pursuant to separate share purchase agreements, Eddie Tan Chee Wei, Koay Chee Leong, and Kong Chien Hoi, each agreed to purchase 75,000 TalenTec shares, and Mr. Seow agreed to purchase 275,000 TalenTec shares, constituting all issued and paid-up shares, from Mr. Ho Say San and Mr. Choo Yeow, TalenTec’s directors, for a total purchase price of MYR5,000,000 (approximately $1,050,000). The transfer of the shares was effected on July 18, 2024. In connection with the transfers, the personal guarantees given by Mr. Ho and Mr. Choo in favour of TalenTec for its bank borrowings are being assumed by the new TalenTec shareholders. On July 25, 2024, Goh Chee Siong agreed to subscribe, for MYR3,735,000 ($800,000), and TalenTec agreed to issue to him, 80,000 TalenTec shares, which transaction was effected on August 15, 2024. On September 17, 2024, Kong Chien Hoi sold all of his TalenTec shares to Leow Kian Yong, which transaction was effected December 23, 2024. Mr. Seow sold all of his TalenTec shares to Danny Vincent Dass in a transaction effected December 23, 2024.

In 2024, TalenTec entered into a Consulting Services Agreement with Sire, pursuant to which TalenTec would participate in the development of a SaaS application focused on the hospitality industry, for total compensation to TalenTec of approximately $84,400. The agreement has been novated by Sire to Brictec Co Ltd, which is owned by Koay Chee Leong, a TalenTec Shareholder.

On July 15, 2024, Sire, then owned14 by Mr. Seow, who was then a TalenTec Shareholder and TTNP’s Chairman and Chief Executive Officer, entered into a loan letter with TalenTec, pursuant to which Sire made an interest-free loan of $355,450 to TalenTec for purposes of payment of certain pre-listing costs and expenses, which loan has been repaid.

From time to time, Mr. Ho Say San, a TalenTec director, made advances to the Company, which were repaid when the Company had cash available. All such advances have been repaid. The maximum amounts of advances outstanding were approximately $121,000 and $136,000 in fiscal years 2023 and 2024, respectively.

14 Assumes successful conclusion of current negotiations of sale of Sire to Mr. Chung by Mr. Seow

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
OF THE BUSINESS COMBINATION

Subject to the limitations and qualifications set forth herein (including the limitations and qualifications set forth in the opinion attached as Exhibit 8.1), the following is a general discussion of the material U.S. federal income tax considerations of the TTNP Merger to holders of TTNP Common Stock and TTNP warrants (collectively, the “Parent Securities”) with respect to (i) the TTNP Merger pursuant to the Business Combination, and (ii) the ownership and disposition of PubCo Ordinary Shares and PubCo Warrants received in the TTNP Merger (collectively, the “PubCo Securities”).

This discussion is limited to considerations relevant to holders that hold Parent Securities (and, after the TTNP Merger, PubCo Securities) as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxes that may be relevant to holders in light of their particular circumstances (including consequences under the alternative minimum tax or net investment income tax) and does not address state, local, non-U.S. or other tax laws (such as estate or gift tax laws). This discussion also does not address:

●	banks or other financial institutions, underwriters, or insurance companies;

●	traders in securities who elect to apply a mark-to-market method of accounting;

●	real estate investment trusts and regulated investment companies;

●	controlled foreign corporations or passive foreign investment companies;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	expatriates or former long-term residents of the United States;

●	subchapter S corporations, partnerships or other pass-through entities or investors in any such entities;

●	dealers or traders in securities, commodities or currencies;

●	grantor trusts;

●	U.S. persons whose “functional currency” is not the U.S. dollar;

●	persons who received shares of TTNP Common Stock through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

●	persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding shares of TTNP Common Stock, or, after the TTNP Merger, the outstanding PubCo Ordinary Shares; or

●	persons holding Parent Securities, or, after the TTNP Merger, PubCo Securities, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction.

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If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Parent Securities (or, after the TTNP Merger, PubCo Securities), the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the TTNP Merger and the subsequent ownership and disposition of PubCo Securities.

This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

ALL HOLDERS OF PARENT SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF PUBCO SECURITIES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

Tax Residence of PubCo for U.S. Federal Income Tax Purposes

Under current U.S. federal income tax law, a corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under generally applicable U.S. federal income tax rules, PubCo, which is organized under the laws of the Cayman Islands, is classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code, however, contains certain rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and require an analysis of all relevant facts and circumstances, and there is limited guidance on their application.

Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes when (1) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including the indirect acquisition of assets of the U.S. corporation by acquiring the outstanding shares of the U.S. corporation), (2) the shareholders of the acquired U.S. corporation hold, by vote or value, at least 80% of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (the “Ownership Test”), and (3) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of organization relative to such expanded affiliated group’s worldwide activities (“Substantial Business Activities”). In order to be treated as having Substantial Business Activities, at least 25% of the employees (by headcount and compensation), real and tangible assets and gross income of the foreign acquiring corporation’s “expanded affiliated group” must be based, located and derived, respectively, in the country in which the foreign acquiring corporation is a tax resident after the acquisition. Certain acquisitions of U.S. corporations over a 36-month period will impact the Ownership Test, making it more likely that Section 7874 of the Code will apply to a foreign acquiring corporation.

The Treasury regulations promulgated under Section 7874 of the Code generally also provide that if (i) there is an acquisition of substantially all of the assets held directly or indirectly by a U.S. corporation after which the shareholders of the acquired U.S. corporation hold, by vote or value, at least 60% of the shares of the foreign acquiring corporation by reason of holding shares in the U.S. acquired corporation, and (ii) in a related acquisition, such foreign acquiring corporation acquires another foreign corporation exceeding a certain threshold value, and the foreign acquiring corporation is not tax resident in the foreign country in which the acquired foreign corporation was tax resident prior to the transactions, then the stock of the foreign acquiring corporation held by former shareholders of the foreign acquired corporation by reason of having held stock in the foreign acquired corporation will be excluded in applying the Ownership Test. This rule is referred to herein as the “Related Third-Country Acquisition Rule.” If applicable, the Related Third-Country Acquisition Rule increases the percentage determination (the “Section 7874 Percentage”) for the Ownership Test and generally results in the foreign acquiring corporation meeting the Ownership Test. The computation of the Section 7874 Percentage is subject to various complex adjustments for which there is limited guidance.

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PubCo will indirectly acquire substantially all of the assets of Parent through the TTNP Merger and, in an integrated transaction pursuant to the Business Combination, acquire the Company. Furthermore, PubCo is expected to be a tax resident in the Cayman Islands and not Malaysia (the jurisdiction in which the Company is tax resident). Accordingly, the Related Third-Country Acquisition Rule could apply to the Business Combination. In addition, PubCo, including its expanded affiliated group, will not have Substantial Business Activities in the Cayman Islands for purposes of Section 7874 of the Code. As a result, if the Ownership Test is met after applying the Related Third-Country Acquisition, Section 7874 of the Code may apply to cause PubCo to be treated as a U.S. corporation for U.S. federal income tax purposes following the Business Combination.

Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the Treasury regulations, and certain factual assumptions, Parent and PubCo currently intends to treat the Business Combination as integrated transactions pursuant to a plan, in respect of which the Section 7874 Percentage to be less than 60% after the Business Combination. Accordingly, PubCo does not expect to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. The calculation of the Section 7874 Percentage is complex and is subject to detailed regulations, and the application is uncertain in various respects and would be impacted by changes in the Treasury regulations with possible retroactive effect, and is therefore subject to certain factual uncertainties. Whether the Section 7874 Percentage is less than 60% must be finally determined after completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances. Moreover, former holders of Parent Securities will be deemed to own an amount of PubCo Ordinary Shares in respect to certain redemptions, if any, by Parent of TTNP Common Stock prior to the Business Combination for purposes of determining the ownership percentage of former holders of Parent Securities for purposes of Section 7874 of the Code. Neither Parent nor PubCo has sought nor will seek any ruling from the IRS or any opinion from any tax advisor as to such tax treatment, and the closing of the Business Combination is not conditioned upon achieving, or receiving a ruling from any tax authority or opinion from any tax advisor in regards to, any particular tax treatment. Further, as noted above, the rules under Section 7874 of the Code are complex and require an analysis of all relevant facts and circumstances, and there is limited guidance as to their application. There can be no assurance that the IRS or a court will conclude that PubCo is not treated as a U.S. corporation pursuant to Section 7874.

If the IRS were to successfully challenge under Section 7874 of the Code PubCo’s status as a non-U.S. corporation for U.S. federal income tax purposes, PubCo and certain holders of PubCo Securities would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on PubCo and future withholding taxes on certain holders of PubCo Securities, depending on the application of any income tax treaty that might apply to reduce such withholding taxes. Moreover, the Treasury regulations further provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations or U.S. partnerships for purposes of Section 7874 of the Code as part of a plan or conducted over a 36-month period. Therefore, even if the Section 7874 Percentage was such that PubCo were still respected as a non-U.S. corporation under Section 7874 of the Code, PubCo may be limited in using its equity to engage in future acquisitions of U.S. corporations over a 36-month period following the Business Combination. If PubCo were to be treated as acquiring substantially all of the assets of a U.S. corporation within a 36-month period after the Business Combination, Section 7874 of the Code and the Treasury regulations thereunder could exclude certain shares of PubCo attributable to the Business Combination for purposes of determining the Section 7874 Percentage of that subsequent acquisition, making it more likely that Section 7874 of the Code would apply to such subsequent acquisition.

The remainder of this discussion assumes that PubCo will not be treated as a U.S. corporation for U.S. federal income tax purposes. However, neither Parent nor PubCo can assure you that PubCo will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

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U.S. Holders

This section applies to you if you are a U.S. Holder. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Parent Securities and, after the TTNP Merger, of PubCo Securities received in the TTNP Merger, if the beneficial owner is, for U.S. federal income tax purposes:

●	an individual who is a United States citizen or resident of the United States;

●	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury regulations to be treated as a United States person.

The Business Combination

The U.S. federal income tax consequences of the Business Combination to U.S. Holders of Parent Securities will depend, in part, on whether the TTNP Merger qualifies as a transaction governed by Section 351 of the Code, and whether the requirements of Section 367(a) of the Code are satisfied. It is intended that for U.S. federal income tax purposes the TTNP Merger, together with the Contribution and Exchange pursuant to the Business Combination, will constitute an integrated transaction that qualifies for the tax-deferred treatment under Section 351(a) of the Code (the “Intended Tax Treatment”). However, the completion of the Business Combination is not conditioned on the receipt of an opinion of counsel regarding the U.S. federal income tax consequences of the TTNP Merger or the Business Combination, and neither Parent nor PubCo intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the TTNP Merger or the Business Combination. Accordingly, no assurance can be given that the IRS will not challenge the views expressed herein or that a court would not sustain such a challenge.

Parent Comment Stock

Subject to the discussion below regarding the treatment of TTNP warrants and Section 367(a) of the Code, if the TTNP Merger, together with the Contribution and Exchange pursuant to the Business Combination, qualifies for the Intended Tax Treatment, a U.S. Holder of TTNP Common Stock that exchanges shares of TTNP Common Stock in the TTNP Merger for PubCo Ordinary Shares generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the PubCo Ordinary Shares received in the TTNP Merger by a U.S. Holder should be equal to the adjusted tax basis of the TTNP Common Stock surrendered in the TTNP Merger in exchange therefor and the holding period of the PubCo Ordinary Shares should include the holding period during which the TTNP Common Stock surrendered in the TTNP Merger in exchange therefor.

However, because the provisions of Section 351(a) of the Code are complex and qualification thereunder could be adversely affected by events or actions that occur following the Business Combination that are beyond the control of Parent or PubCo, the qualification of the TTNP Merger for the Intended Tax Treatment is not free from doubt. For example, if more than 20% of the PubCo Ordinary Shares are subject to an arrangement or agreement to be sold or disposed of at the time of their issuance in the Business Combination, one of the requirements for Section 351(a) of the Code treatment may not be satisfied. If the TTNP Merger does not qualify for the Intended Tax Treatment, and if no other section of the Code would provide tax-deferral treatment, a U.S. Holder that exchanges TTNP Common Stock in the TTNP Merger for PubCo Ordinary Shares generally would be required to recognize gain or loss equal to the difference, if any, between (i) the fair market value of the PubCo Ordinary Shares received by such U.S. Holder and (ii) such U.S. Holder’s adjusted tax basis in the TTNP Common Stock exchanged therefor. Such gain or loss would be capital gain or loss and generally would be long-term capital gain or loss if the U.S. Holder’s holding period for such shares of TTNP Common Stock exceeds one year. Net short-term capital gain generally is taxed at regular ordinary income tax rates. Long-term capital gain recognized by non-corporate U.S. Holders may be taxed at reduced rates. The deductibility of capital losses is subject to limitations. A U.S. Holder would have an aggregate tax basis in any PubCo Ordinary Shares received in the TTNP Merger that is equal to the fair market value of such PubCo Ordinary Shares at the time of the TTNP Merger, and the holding period of such PubCo Ordinary Shares would begin on the day following the TTNP Merger.

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TTNP Warrants

Notwithstanding the Intended Tax Treatment, if no other section of the Code would provide tax-deferral treatment, a U.S. Holder of TTNP warrants that does not also own TTNP Common Stock generally would recognize gain or loss in an amount equal to the difference between the fair market value of the PubCo Warrants deemed received and such U.S. Holder’s tax basis in the TTNP warrants deemed exchanged therefor.

If a U.S. Holder of TTNP warrants also exchanges TTNP Common Stock for PubCo Ordinary Shares in the TTNP Merger, and if the TTNP Merger, together with Contribution and Exchange pursuant to the Business Combination, qualifies for the Intended Tax Treatment, such U.S. Holder generally would recognize gain, but not loss, equal to the lesser of (i) such U.S. Holder’s “realized gain” from the exchange (generally the excess of the fair market value of the PubCo Securities received over such U.S. Holder’s aggregate tax basis in the Parent Securities exchanged therefor), and (ii) the fair market value of the PubCo Warrants deemed received.

Any gain recognized by a U.S. Holder whose TTNP warrants become PubCo Warrants pursuant to the TTNP Merger would generally be long-term capital gain if the U.S. Holder’s holding period for the TTNP warrants was more than one year at the time of the TTNP Merger, and the U.S. Holder’s holding period in the PubCo Warrants would generally begin on the day following the exchange. The U.S. Holder’s tax basis in the PubCo Warrants received in the exchange would be equal to their fair market value at the time of the TTNP Merger.

U.S. Holders of TTNP warrants are urged to consult with their tax advisors regarding the U.S. federal income tax consequences in connection with the TTNP Merger.

Section 367(a)

Section 367(a) of the Code and the Treasury regulations promulgated thereunder impose certain additional requirements for qualifying for tax-deferred treatment under Section 351 of the Code with respect to transactions where a U.S. person transfers stock or securities in a U.S. corporation to a non-U.S. corporation in exchange for stock or securities in a non-U.S. corporation. U.S. Holders of TTNP Common Stock will be deemed to transfer shares of such stock to PubCo in exchange for PubCo Ordinary Shares, so that these requirements will apply.

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In general, Section 367(a) requires a U.S. Holder to recognize gain (but not loss) on the exchange of TTNP Common Stock for PubCo Ordinary Shares by a U.S. Holder in the TTNP Merger unless each of the following conditions is met: (i) the U.S. corporation complies with certain reporting requirements; (ii) no more than 50% of both the total voting power and the total value of the stock of PubCo is received in the exchange, in the aggregate, by “U.S. transferors” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership); (iii) no more than 50% of each of the total voting power and the total value of the stock of PubCo is owned, in the aggregate, immediately after the exchange by “U.S. persons” (as defined in the Treasury regulations) that are either officers or directors or “five-percent target shareholders” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership) of Parent; (iv) either (A) the U.S. Holder is not a “five-percent transferee shareholder” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership) of PubCo or (B) the U.S. Holder is a “five-percent transferee shareholder” of PubCo and enters into an agreement with the IRS to recognize gain on the transferred shares under certain circumstances; and (v) the “active trade or business test” as defined in Treasury regulation Section 1.367(a)-3(c)(3) is satisfied. The active trade or business test generally requires (A) PubCo or any qualified subsidiary of PubCo to be engaged in an “active trade or business” outside of the United States for the 36-month period immediately before the transfer and neither the transferors nor PubCo to have an intention to substantially dispose of or discontinue such trade or business and (B) the fair market value of PubCo to be at least equal to the fair market value of Parent, as specifically determined for purposes of Section 367 of the Code, at the time of the transfer. The satisfaction of the foregoing conditions depends on an interpretation of legal authorities and facts relating to the Business Combination, and there is limited guidance regarding the application of these requirements to facts similar to the Business Combination. In addition, the determination of whether Section 367(a) of the Code will apply to U.S. Holders of TTNP Common Stock cannot be made until the TTNP Merger is completed, and no rulings will be sought regarding the tax consequences of the Business Combination. Accordingly, there can be no assurance that Section 367(a) of the Code will not apply to U.S. Holders of TTNP Common Stock that participate in the TTNP Merger to cause them to recognize taxable gain as a result of the TTNP Merger. As a result, there is no assurance with respect to whether gain will be recognized by a U.S. Holder of TTNP Common Stock under Section 367(a) of the Code.

To the extent that a U.S. Holder of TTNP Common Stock is required to recognize gain under Section 367(a) for any of the foregoing reasons, such U.S. Holder would recognize gain, if any, in the TTNP Merger in an amount equal to the excess of (i) the sum of the fair market value of the PubCo Ordinary Shares (and, if such holder’s TTNP warrants convert to PubCo Warrants, the fair market value of the Public Warrants) received by such holder, over (ii) such holder’s adjusted tax basis in the TTNP Common Stock (and TTNP warrants, if any) exchanged therefor. Any such gain would be capital gain, and generally will be long-term capital gain if the U.S. Holder’s holding period for the TTNP Common Stock (and TTNP warrants, if any) exceeds one year at the time of the TTNP Merger.

As discussed above, a U.S. Holder that is a “five-percent transferee shareholder,” as defined in the applicable Treasury regulations under Section 367(a) of the Code, with respect to PubCo after the consummation of the Business Combination will qualify for non-recognition treatment with respect to any gain in the TTNP Common Stock exchanged by such U.S. Holder in the TTNP Merger only if, among other things, such U.S. Holder files a “gain recognition agreement,” as defined in the Treasury regulations (a “GRA”), with the IRS. Actions taken by PubCo and Parent during the term of the GRA (generally lasting until the end of the fifth full taxable year following the close of the taxable year during which the GRA is entered into), including dispositions of the stock of Parent or its assets, could result in partial or full recognition of the gain subject to the GRA. Any U.S. Holder of Parent Securities who will be a “five-percent transferee shareholder” with respect to PubCo after the consummation of the Business Combination is urged to consult with, and rely solely upon, their tax advisors concerning the decision to file a GRA, the procedures to be followed in connection with that filing, and the circumstances that might give rise to recognition of gain subject to the GRA.

Reporting Requirements

A U.S. Holder may be required to file an IRS Form 926 to report a transfer or deemed transfer in the TTNP Merger to PubCo. In addition, if the TTNP Merger qualifies for the Intended Tax Treatment, each U.S. Holder that is a “significant transferor” must include a statement on or with such transferor’s U.S. federal income tax return for the taxable year of the TTNP Merger. For this purpose, a significant transferor is generally a person that transferred property to a corporation and received stock of the transferee corporation if, immediately after the exchange, such person (i) owns at least five percent (5%) (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is publicly traded, or (ii) owned at least one percent (1%) (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is not publicly traded. It is expected that the PubCo Ordinary Shares will be publicly traded for this purpose.

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Distributions on PubCo Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” the gross amount of any distribution on PubCo Ordinary Shares that is made out of PubCo’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will not qualify for the dividends-received deduction under the Code. To the extent that the amount of the distribution exceeds PubCo’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its PubCo Ordinary Shares, and thereafter as capital gain recognized on a sale. However, it is not expected that PubCo will maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders should therefore assume that any distribution by PubCo with respect to PubCo Ordinary Shares will be reported as dividend income. Dividends received by non-corporate U.S. Holders (including individuals), from a “qualified foreign corporation” may be “qualified dividend income” (“QDI”) eligible for preferential rate of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if either it is eligible for the benefits of a comprehensive income tax treaty with the United States which is determined by the U.S. Treasury Department to be satisfactory for purposes of these rules and which includes an exchange of information provision, or with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. There is no U.S. income tax treaty with the Cayman Islands. Further, although the Treasury guidance indicates that shares listed on the Nasdaq (on which PubCo intends to apply to list the PubCo Ordinary Shares) will be considered readily tradable on an established securities market in the United States, there can be no assurance that the PubCo Ordinary Shares will be considered readily tradable on an established securities market in any given year. In addition, PubCo will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion below under “— Passive Foreign Investment Company Rules.” U.S. Holders should consult their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from PubCo.

Subject to certain conditions and limitations, including certain additional requirements under the recent Treasury regulations, withholding taxes, if any, on dividends paid by PubCo may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules depending on the circumstances. In addition, for purposes of calculating the U.S. foreign tax credit, dividends paid on PubCo Ordinary Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of PubCo Securities in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in the PubCo Securities. Any gain or loss recognized by a U.S. Holder on a taxable disposition of PubCo Securities will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the PubCo Securities exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to certain limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of PubCo Securities will generally be treated as U.S. source gain or loss.

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Exercise or Lapse of a PubCo Warrant

Except as discussed below with respect to the cashless exercise of a PubCo Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a PubCo Ordinary Share on the exercise of a PubCo Warrant for cash. A U.S. Holder’s tax basis in a PubCo Ordinary Share received upon exercise of the PubCo Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the PubCo Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a PubCo Ordinary Share received upon exercise of the PubCo Warrant will begin on the date following the date of exercise (or possibly on the date of exercise) of the PubCo Warrant and will not include the period during which the U.S. Holder held the PubCo Warrants. If a PubCo Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the PubCo Warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. It is possible that a cashless exercise is treated as part of a taxable exchange in which gain or loss would be recognized. In such case, a U.S. Holder could be required to recognize gain or loss with respect to the portion of the exercised PubCo Warrants treated as surrendered to pay the exercise price of the PubCo Warrants (the “surrendered warrants”) in an amount generally equal to the difference between (i) the fair market value of the PubCo Ordinary Shares that would have been received with respect to the surrendered warrants in a regular exercise of the PubCo Warrants and (ii) the sum of the U.S. Holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise), the U.S. Holder’s tax basis in the PubCo Ordinary Shares received would equal the U.S. Holder’s tax basis in the PubCo Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants, and the U.S. Holder’s holding period for the PubCo Ordinary Shares would commence on the date following the date of exercise (or possibly on the date of exercise) of the PubCo Warrant. However, other U.S. federal income consequences are also possible due to the lack of authority on the U.S. federal income tax treatment of a cashless exercise, and there can be no assurance which, if any, of the alternative tax consequences would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Possible Constructive Distributions

If the terms of PubCo Warrants provide for an adjustment to the number of PubCo Ordinary Shares for which the warrant may be exercised or to the exercise price of the warrant in certain events, an adjustment which has the effect of preventing dilution generally should not be taxable. A U.S. Holder of the PubCo Warrants would, however, be treated as receiving a constructive distribution from PubCo if, for example, the adjustment increases the U.S. Holder’s proportionate interest in PubCo’s assets or earnings and profits (e.g., through an increase in the number of PubCo Ordinary Shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of PubCo Ordinary Shares which is taxable to the U.S. Holder of such shares as described under “— Distributions on PubCo Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of the PubCo Warrants received a cash distribution from PubCo equal to the fair market value of such increased interest. The rules regarding constructive distributions are complex. U.S. Holders should consult their own tax advisors regarding the application of the rules to them in light of their own circumstances.

Passive Foreign Investment Company Rules

The U.S. federal income tax treatment of U.S. Holders of the PubCo Ordinary Shares could be materially different from that described above if PubCo is treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. A PFIC is any foreign corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such foreign corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a foreign corporation was a PFIC for that year. Once a foreign corporation qualifies as a PFIC with respect to a shareholder, subject to certain exceptions, it will always be treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years.

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PubCo has not made a determination as to whether it currently is, or in the future may become, a PFIC, including whether it may be classified as a PFIC for its taxable year that includes the date of the TTNP Merger. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of PubCo is expected to depend, in part, upon (a) the market value of the PubCo Ordinary Shares, and (b) the composition of the assets and income of PubCo. Further, because PubCo may value its goodwill based on the market value of the PubCo Ordinary Shares, a decrease in the market value of the PubCo Ordinary Shares and/or an increase in cash or other passive assets (including as a result of the TTNP Merger) would increase the relative percentage of its passive assets. Moreover, PubCo may be classified as a PFIC for its taxable year that includes the date of the closing of the TTNP Merger as a result of interest income that PubCo earns on its deposits, which generally will be treated as passive income. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that PubCo is a PFIC for the taxable year that includes the date of the TTNP Merger or in a future year.

If PubCo is or becomes a PFIC during any year in which a U.S. Holder holds PubCo Ordinary Shares, there are three separate taxation regimes that could apply to such U.S. Holder under the PFIC rules, which are (i) the Excess Distribution Regime (which is the default regime), (ii) the QEF regime, and (iii) the Mark-to-Market Regime. A U.S. Holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. Holder will depend upon which of these regimes applies to such U.S. Holder. In each case, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to QDI discussed above in “— Distributions on PubCo Ordinary Shares” regardless of which of the foregoing regimes would apply.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which PubCo may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance that PubCo does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of PubCo’s subsidiaries.

The Excess Distribution Regime

If a U.S. Holder does not make a QEF election or a mark-to-market election, as described below, such U.S. Holder will be subject to the default Excess Distribution Regime under the PFIC rules with respect to (i) any gain realized on a sale or other disposition of PubCo Ordinary Shares, and (ii) any “excess distribution” received on PubCo Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on PubCo Ordinary Shares during the preceding three years or a holder’s holding period, whichever is shorter). Generally, under this regime:

●	the gain or excess distribution will be allocated ratably over the period during which a U.S. Holder held the PubCo Ordinary Shares;

●	the amount allocated to the current taxable year, will be treated as ordinary income; and

●	the amount allocated to prior taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) on the sale of PubCo Ordinary Shares cannot be treated as capital gains, even if a U.S. Holder holds the shares as capital assets. Further, no portion of any distribution will be treated as QDI.

The QEF Regime

If PubCo is a PFIC, a U.S. Holder of PubCo Ordinary Shares may avoid taxation under the Excess Distribution Regime described above in respect to the PubCo Ordinary Shares by making a timely and valid “qualified electing fund” (“QEF”) election (if eligible to do so). However, a U.S. Holder may make a QEF election with respect to its PubCo Ordinary Shares only if PubCo provides U.S. Holders on an annual basis with certain financial information specified under applicable Treasury regulations, including the information provided in a PFIC Annual Information Statement. There can be no assurance that PubCo will have timely knowledge of its status as a PFIC in the future or that PubCo will timely provide such information for such years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election.

A U.S. Holder that makes a QEF election with respect to its PubCo Ordinary Shares would generally be required to include in income for each year that PubCo is treated as a PFIC the U.S. Holder’s pro rata share of PubCo ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the PubCo Ordinary Shares. Any net deficits or net capital losses of PubCo for a taxable year would not be passed through and included on the tax return of the U.S. Holder. A U.S. Holder’s basis in the PubCo Ordinary Shares would be increased by the amount of income inclusions under the QEF Regime. Dividends actually paid on the PubCo Ordinary Shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the PubCo Ordinary Shares by a corresponding amount. If PubCo owns any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to PubCo’s providing the relevant tax information for each Lower-Tier PFIC on an annual basis. There can be no assurance that PubCo will have timely knowledge of the status of any such Lower-Tier PFIC. In addition, PubCo may not hold a controlling interest in any such Lower-Tier PFIC and thus there can be no assurance PubCo will be able to cause the Lower-Tier PFIC to provide such required information.

If a U.S. Holder does not make a QEF election effective from the first taxable year of a U.S. holder’s holding period for the PubCo Securities in which PubCo is a PFIC (or a mark-to-market election, as discussed below), then the U.S. Holder generally will remain subject to the Excess Distribution Regime. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the Excess Distribution Regime to its PubCo Ordinary Shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold the PubCo Ordinary Shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the Excess Distribution Regime described above. As a result of the “deemed sale” election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the PubCo Ordinary Shares.

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U.S. Holders may not make a QEF election with respect to its PubCo Warrants. As a result, if a U.S. Holder sells or otherwise disposes of PubCo Warrants (other than upon exercise of such warrants) and PubCo was a PFIC at any time during the U.S. Holder’s holding period of such warrants, proposed Treasury regulations would provide that any gain generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired PubCo Ordinary Shares (or has a properly maintained QEF election in effect with respect to PubCo Ordinary Shares), the QEF election will apply to the newly acquired PubCo Ordinary Shares. Notwithstanding the foregoing, the adverse tax consequences relating to shares in a PFIC, taking into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired PubCo Ordinary Shares (which may be deemed to have a holding period for purposes of the PFIC rules that includes all or a portion of the period the U.S. Holder held the PubCo Warrants), unless the U.S. Holder makes a deemed sale election (discussed above). As a result of a deemed sale election, the U.S. Holder will have a new basis and holding period in the PubCo Ordinary Shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder that is eligible to make a QEF election with respect to its PubCo Ordinary Shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

The Mark-to-Market Regime

As an alternative to the QEF Regime, if PubCo is a PFIC and PubCo Ordinary Shares constitute “marketable stock” (as defined below), a U.S. Holder may make a mark-to-market election for such U.S. Holder’s PubCo Ordinary Shares for the first taxable year in which it holds (or is deemed to hold) PubCo Ordinary Shares and each subsequent taxable year to elect out of the Excess Distribution Regime discussed above.

If a U.S. Holder makes a mark-to-market election with respect to its PubCo Ordinary Shares, such U.S. Holder generally will include in income for each year that PubCo is treated as a PFIC with respect to such PubCo Ordinary Shares an amount equal to the excess, if any, of the fair market value of the PubCo Ordinary Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the PubCo Ordinary Shares as of the beginning of such taxable year. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the PubCo Ordinary Shares over their fair market value as of the close of the taxable year. However, such deductions will be allowed only to the extent of any net mark-to-market gains on the PubCo Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the PubCo Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the PubCo Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the PubCo Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such PubCo Ordinary Shares previously included in income. A U.S. Holder’s basis in the PubCo Ordinary Shares will be adjusted to reflect any mark-to-market gain or loss. If a U.S. Holder makes a mark-to-market election, any distributions PubCo makes would generally be subject to the rules discussed above under “— Distributions on PubCo Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. The PubCo Ordinary Shares, which are expected to be listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that PubCo Ordinary Shares will be “regularly traded” for purposes of these rules. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless PubCo Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the Excess Distribution Regime with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for PubCo Ordinary Shares. Currently, a mark-to-market election may not be made with respect to PubCo Warrants.

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If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the PubCo Ordinary Shares in which PubCo is a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Regime. A U.S. holder that first makes a mark-to-market election with respect to the PubCo Ordinary Shares in a later year will continue to be subject to the Excess Distribution Regime during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Regime generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to such holder’s PubCo Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective.

The rules dealing with PFICs and with the QEF, “deemed sale,” and mark-to-market elections are very complex and are affected by various factors in addition to those described above. U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances, including as to the availability and desirability of a mark-to-market election, as well as the impact of an election on interests in any Lower-Tier PFICs.

Reporting Requirements

A U.S. Holder of a PFIC may generally be required to file an IRS Form 8621 on an annual basis and to provide such other information as the IRS may require. Failure to do so will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS. U.S. Holders should consult their tax advisors regarding any reporting requirements that may apply to them if PubCo is a PFIC.

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to PubCo Securities, subject to certain exceptions (including an exception for PubCo Securities held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, to their tax return, for each year in which they hold PubCo Securities. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts). U.S. Holders should consult with their own tax advisors regarding information reporting requirements relating to their ownership of PubCo Securities.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders with respect to their PubCo Ordinary Shares (including constructive dividends), and the proceeds received on the disposition of PubCo Ordinary Shares and PubCo Warrants effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

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Non-U.S. Holders

For purposes of the following discussion, the term “Non-U.S. Holder” means a beneficial owner of Parent Securities, and, after the TTNP Merger, of PubCo Securities received in the TTNP Merger, if the beneficial owner is neither a U.S. Holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes. Generally a Non-U.S. Holder within this definition includes:

●	a nonresident alien individual, other than certain former citizens and residents of the United States;

●	a foreign corporation; or

●	a foreign estate or trust.

However, the term generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. A holder who is such an individual should consult his or her tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of Parent Securities or PubCo Ordinary Shares or PubCo Warrants.

It is assumed in the following discussion that PubCo is not treated as a U.S. corporation under the rules discussed above under “— Tax Residence of PubCo for U.S. Federal Income Tax Purposes.”

The Business Combination

The U.S. federal income tax consequences of the TTNP Merger to Non-U.S. Holders of Parent Securities generally will correspond to the U.S. federal income tax consequences described under “— U.S. Holders — The Business Combination” above, except that Section 367(a) of the Code will not apply to any Non-U.S. Holder of Parent Securities, and except to the extent discussed below.

If the TTNP Merger results in a taxable exchange of Parent Securities, Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain unless either:

●	the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder), in which case the Non-U.S. Holder generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable income tax treaty rate; or
●	Parent is or has been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the Non-U.S. Holder’s holding period for the TTNP Common Stock, except, in the case where shares of the TTNP Common Stock are “regularly traded on an established securities market” (within the meaning of the Treasury regulations), the Non-U.S. Holder has owned at all times, whether actually or based on the application of constructive ownership rules, 5% or less of the total shares of TTNP Common Stock outstanding during such period.

Ownership and Disposition of PubCo Securities

Assuming that PubCo is not treated as a U.S. corporation for U.S. federal income tax purposes, a Non-U.S. Holder of PubCo Ordinary Shares will not be subject to U.S. federal income tax or, subject to the discussion below under “— Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on PubCo Ordinary Shares or any gain recognized on a sale or other disposition of PubCo Ordinary Shares (including, any distribution to the extent it exceeds the adjusted basis in the Non-U.S. Holder’s PubCo Ordinary Shares) unless the dividend or gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (or, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder). In addition, special rules may apply to a Non-U.S. Holder who is an individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met. Such holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale or disposition of PubCo Ordinary Shares.

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Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (or, under certain income tax treaties, that are attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder. A Non-U.S. Holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate provided by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a PubCo Warrant, or the lapse of a PubCo Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a PubCo Warrant by a U.S. Holder, as described under “— U.S. Holders — Exercise or Lapse of a PubCo Warrant,” above. To the extent there is a taxable exchange, the consequences to a Non-U.S. Holder would be similar to those described in the preceding paragraphs above in respect of a Non-U.S. Holder’s gain on the sale or other disposition of the PubCo Ordinary Shares.

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with, and Non-U.S. Holders may be subject to backup withholding on amounts received in respect of their Parent Securities or their PubCo Securities, in transactions effected in the United States or through certain U.S.-related financial intermediaries, unless in such case the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its Non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

DESCRIPTION OF PUBCO SECURITIES

References in this section to “we,” “us,” or “our” are to PubCo, except where the context requires otherwise.

PubCo is a Cayman Islands company incorporated with limited liability and our affairs are governed by the provisions of the PubCo Charter and by the provisions of applicable Cayman Islands law, including the Companies Act and the common law of the Cayman Islands.

PubCo’s company registration number in the Cayman Islands is 411832.As provided in the PubCo Charter, subject to Cayman Islands law, PubCo has full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

The following description summarizes certain terms of our shares as set out more particularly in the form of the PubCo Charter attached to this proxy statement/prospectus as Annex B. Because it is only a summary, it may not contain all the information that is important to you. You are urged to read the applicable provisions of Cayman Islands law and the PubCo Charter carefully and in their entirety because they describe your rights as a holder of PubCo Ordinary Shares.

Authorized Shares

The authorized shares of PubCo consist of US$50,000 divided into 50,000,000 Ordinary Shares of a par value of US$0.001 each, of which one PubCo Ordinary Share is issued and outstanding. Upon completion of the Business Combination, it is anticipated that 6,877,467 PubCo Ordinary Shares will be issued and outstanding.

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Register of Members

Under the Cayman Companies Act, shares in PubCo are deemed to be issued when the name of the shareholder is entered in our register of members. Our register of members will be maintained by our transfer agent Continental Stock Transfer & Trust Company. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of PubCo, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the Cayman Islands Court for an order that the register be rectified, and the Court may either refuse the application or order the rectification of the register, and may direct PubCo to pay all costs of the application and any damages the applicant may have sustained.

PubCo Ordinary Shares

The following summarizes the rights of holders of our PubCo Ordinary Shares:

●	each holder of PubCo Ordinary Shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;

●	the holders of our PubCo Ordinary Shares are entitled to dividends and other distributions, as may be declared from time to time by the PubCo Board out of funds legally available for that purpose, if any, and pursuant to the PubCo Charter, all dividends unclaimed for three years after having been declared shall be forfeited and shall revert to PubCo; and

●	upon our liquidation, dissolution or winding up, the holders of PubCo Ordinary Shares will be entitled to share ratably, in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

Preference Shares

The rights, preferences and privileges of PubCo Ordinary Shares are subject to, and may be adversely affected by, the rights of the holders of any other class of shares that we may designate in the future having such rights as specified by the PubCo Board pursuant to the resolution of directors approving the creation of such class of shares. The directors shall not require any approval of the shareholders or any class of shareholders in respect of the creation or issuance of preference shares and the related amendment to the PubCo Charter.

Preemption

Holders of PubCo Ordinary Shares do not have any preemptive or other rights to subscribe for additional shares pursuant to the PubCo Charter.

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Shareholders’ Meetings

The following summarizes certain relevant provisions of Cayman Islands law and the PubCo Charter in relation to our shareholders’ meetings:

●	the directors of PubCo may convene meetings of shareholders at such times and in such manner and places within or outside the Cayman Islands as the directors consider necessary or desirable; provided that at an annual general meeting must be held each year such that that the maximum period between such annual general meetings shall not exceed fifteen (15) months.

●	our shareholders holding not less than twenty percent (20%) in par value of the issued shares which as at that date carry the right to vote at general meetings shall have the ability to requisition a general meeting.
●	the directors convening a meeting must give not less than ten days’ clear notice of the proposed meeting;

●	a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder;

●	no business may be transacted at a general meeting unless a quorum is present. A quorum is those shareholders present in person or by proxy or by a duly authorized representative holding shares entitled to vote on the business to be transacted which represent not less than one-third of all votes, unless PubCo has only one shareholder in which case that shareholder alone constitutes a quorum;

●	an ordinary resolution of shareholders is passed by a simple majority of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the PubCo and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled by the PubCo Charter;

●	a special resolution of shareholders is passed by a majority of not less than two-thirds of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of PubCo of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled.

The PubCo Charter does not permit the adoption by the shareholders of resolutions in writing. A shareholder resolution must be passed at a meeting of the shareholders.

Shareholders have no general right under the PubCo Charter to bring business before a general meeting of PubCo, save in the case of any shareholders right to requisition a general meeting provided the minimum shareholder requirement is met.

Appointment of Directors

Directors are appointed by ordinary resolution of the shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The directors are divided into three classes: Class I, Class II and Class III. The number of directors in each class must be as nearly equal as possible. The first Class I Directors shall stand elected for a term expiring at PubCo’s first annual general meeting, the first Class II Directors shall stand elected for a term expiring at PubCo’s second annual general meeting and the first Class III Directors shall stand elected for a term expiring at PubCo’s third annual general meeting. Commencing at PubCo’s first annual general meeting, and at each annual general meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected by shareholder resolution for a term of office to expire at the third succeeding annual general meeting after their election. In the interim between annual general meetings or extraordinary general meetings called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, additional directors and any vacancies in the PubCo Board may be filled by the vote of a majority of the remaining directors then in office, provided that any director so appointed in this manner shall retire at the next annual general meeting after their appointment and be eligible to stand for election as a director at such meeting. A director may be removed from office by an ordinary resolution of the shareholders or by notice in writing signed by not less than three-fourths of all the Directors in number. A director may otherwise cease to hold office in accordance with the provisions of the PubCo Charter.

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Shareholder Suits

In principle, PubCo will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against PubCo where the individual rights of that shareholder have been infringed or are about to be infringed.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

The rights of TTNP Stockholders are currently governed by Delaware law and the TTNP Charter. At the effective time of the TTNP Merger, the TTNP Stockholders will automatically receive PubCo Ordinary Shares. Accordingly, after the Business Combination, the rights of the holders of PubCo Ordinary Shares will be governed by Cayman Islands law and the PubCo Charter. The following discussion summarizes material differences between the current rights of holders of TTNP Common Stock under the DGCL and the TTNP Charter and bylaws and the rights of the holders of PubCo Ordinary Shares under Cayman Islands law and the PubCo Charter following the Closing.

The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or the Trading Market rules, many of which are similar to, or have an effect on, matters described herein under Delaware or Cayman law. Such rights or obligations generally apply equally to shares of TTNP Common Stock and PubCo Ordinary Shares.

This summary is not intended to be a complete discussion of the respective rights of TTNP Stockholders and PubCo shareholders and may not contain all of the information that is important to you. This summary is qualified in its entirety by reference to the DGCL, the Merger Agreement, and the TTNP Charter and the PubCo Charter, which we urge you to read carefully and in their entirety. TTNP and PubCo urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the DGCL, the Merger Agreement, and the other documents to which we refer to in this proxy statement/prospectus for a more complete understanding of the differences between the rights of a PubCo shareholder and the rights of a TTNP Stockholder. TTNP has filed its governing documents with the SEC and will send copies of these documents to you, without charge, upon your request. See the section titled “Where You Can Find More Information.”

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Provision	TTNP	PubCo

Authorized Capital	(a) 2,500,000 shares of common stock, $0.001 par value per share, (b) 1,500,000 shares of preferred stock, $0.001 par value per share.	50,000,000 ordinary shares, par value $0.001 per share. Upon completion of the Business Combination, all issued and outstanding shares will be of one class.

Preferred (Preference) Shares	The TTNP Governing Documents empowers the TTNP Board to, by resolution, create and issue one or more series of preferred stock and, with respect to such series, determine the number of shares constituting the series and the designations and the powers, preferences and rights, if any, and the qualifications, limitations and restrictions, if any, of the series.

Amendments to Organizational Documents (i.e., PubCo Charter and TTNP Charter)

TTNP reserves the right to amend alter, change or repeal any provision contained in the TTNP Charter (other than provisions relating to business combination requirements) by a majority vote of holders of TTNP Common Stock entitled to vote thereon, subject to applicable law or applicable stock exchange rules.

The TTNP Board has the power to adopt, amend, alter or repeal the TTNP Bylaws with the affirmative vote of a majority of the TTNP Board. The TTNP Bylaws also may be adopted, amended, altered or repealed by TTNP Stockholders; provided, however, that in addition to any vote of the holders of any class or series of TTNP Capital Stock required by applicable law or the TTNP Charter, the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of TTNP Capital Stock entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the TTNP Bylaws; and provided, further, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the TTNP Board.

The PubCo Charter empowers the PubCo Board to divide the authorized shares into one or more classes with differing rights, restrictions, powers and preferences as the PubCo Board shall determine and to issue the same in accordance with the PubCo Charter and any exchange rules that may apply.

The PubCo Charter may be amended by a special resolution which requires the approval of a majority of not less than two-thirds of the shares represented at a meeting and entitled to vote.

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Provision	TTNP	PubCo

Voting Rights

Holders of TTNP Common Stock shall exclusively possess all voting power with respect to TTNP.

Holders of shares of TTNP Common Stock are entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the TTNP Common Stock are entitled to vote.

At any annual or special meeting of TTNP Stockholders, holders of TTNP Common Stock and holders of TTNP Class B Common Stock, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by Delaware law or the TTNP Charter (including any preferred share designation), holders of shares of any series of TTNP Common Stock shall not be entitled to vote on any amendment to the TTNP Charter (including any amendment to any preferred share designation) that relates solely to the terms of one or more outstanding series of preferred shares or other series of TTNP Common Stock if the holders of such affected series of preferred shares or TTNP Common Stock, as applicable, are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to Delaware law or the TTNP Charter.

Holders of PubCo Ordinary Shares possess all voting power with respect to PubCo. Holders of PubCo Ordinary Shares are entitled to one vote for each matter put before a meeting.

Redemption and Repurchases of Shares; Treasury Shares

Pursuant to Delaware law, shares may be repurchased or otherwise acquired, subject to the solvency restrictions of Delaware law, and except that shares subject to redemption at the option of TTNP may not be repurchased at a price which exceeds the price at which they could then be redeemed.

Pursuant to Delaware law, TTNP may hold or sell treasury shares.

Under the Cayman Companies Act, shares may be redeemed or repurchased out of (a) profits, (b) share premium (subject to the statutory solvency test), (c) the proceeds of a fresh issuance of shares made for that purpose, or (d) capital, provided that payments out of capital are subject to the statutory solvency test and must be specifically authorized by a company’s articles of association.

Ordinary Shares are not redeemable, but under the PubCo Charter, the PubCo Board may determine to repurchase shares on such terms as the PubCo Board determines or agrees with the relevant shareholder. No shareholder approval is required under the PubCo Charter. Any Ordinary Shares that have been repurchased may be held or sold as treasury shares pursuant to, and in accordance with, the PubCo Charter.

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Provision	TTNP	PubCo

Shareholder/Stockholder Written Consent

Any action required or permitted to be taken by TTNP Stockholders must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to TTNP

Class B Common Stock, with respect to which action may be taken by written consent.

The PubCo Charter does not permit action by written consent of shareholders in lieu of a meeting.

Notice Requirements for Shareholder/Stockholder Nominations and Other Proposals	As permitted (but not required) by Delaware law, the TTNP Bylaws provide that, in general, to bring a matter before an annual meeting of stockholders or to nominate a candidate for election as a director, a stockholder must give notice of the proposed matter or nomination not less than 90 days and not more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. The TTNP Bylaws provide that in the event the date of the annual meeting of stockholders is more than 30 days before or more than 60 days after such anniversary date, such stockholder notice must be delivered not less than 90 days and not more than 120 days prior to such annual meeting or, in the case of a special meeting called for the purpose of electing directors, not later than the 10th day following the day on which public announcement of the date of such meeting is first made by TTNP.	There is no equivalent provision in the PubCo Charter.

Meeting of Shareholders/ Stockholders – Notice	As required by Delaware law, the TTNP Bylaws require not less than 10 days’ nor more than 60 days’ notice of a meeting of stockholders to be provided to stockholders, unless Delaware law provides for a different period.	As required by the PubCo Charter, at least 10 “clear” days’ notice must be given of any meeting of shareholders. A “clear” day means the period excluding the day on which the notice is given, or deemed to be given, and the day the notice is received, or deemed received.

Meeting of Shareholders/ Stockholders – Call of Meeting	Special meetings of TTNP Stockholders may be called only by the chairman of the TTNP Board or the TTNP Board pursuant to a resolution adopted by three-quarters of the TTNP Board. The ability of TTNP Stockholders to call a special meeting is specifically denied.	The directors may convene a general meeting of the Company whenever the directors think fit, and must do so if required to do so pursuant to a valid shareholders’ requisition. Shareholders holding not less than twenty percent (20%) in par value of the issued PubCo Ordinary Shares shall have the right to require the PubCo Board to hold a general meeting within 60 days from the date of the deposit of the requisition request. If the PubCo Board does not within sixty (60) days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing a majority of the total voting rights of all of them, may themselves convene a general meeting of PubCo, but any meeting so convened shall not be held after the expiration of three months after the expiration of such 21 day period.

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Provision	TTNP	PubCo

Meeting of Shareholders/ Stockholders – Quorum

Pursuant to Delaware law, the TTNP Charter or bylaws may specify the number of shares required to constitute a quorum at a meeting of stockholders, but in no event may a quorum consist of less than one-third of shares entitled to vote at a meeting of stockholders.

Under the TTNP Bylaws, the presence in person or by proxy of the holders of thirty-four percent (34%) of the issued and outstanding shares of stock entitled to vote at meeting of stockholders is required to constitute a quorum. Also under the TTNP Bylaws, if a quorum is absent at a meeting of stockholders, the chairman of the meeting is able to adjourn the meeting. Notice will not need to be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person or by proxy and vote at such adjourned meeting are announced at the meeting from which the adjournment is taken. If the adjournment is for more than thirty days, however, a notice of the adjourned meeting will be required to be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment, a new record date for the stockholders entitled to vote is fixed for the adjourned meeting, the TTNP Board will be required to fix a new record date for notice of the adjourned meeting and give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Pursuant to the PubCo Charter, a quorum is not less than one-third of the votes attaching to issued PubCo Ordinary Shares and entitled to vote at the meeting, unless there is only one shareholder in which case that shareholder alone constitutes a quorum.

If a quorum is not present after 30 minutes from the start of the meeting, the meeting (i) will be adjourned to the same day and time the following week or to such date and time as the PubCo Board shall determine, and (ii) will be dissolved if convened upon the requisition of shareholders.

New notice will be required to be given if the meeting is adjourned for 30 days or more.

Meeting of Shareholders/ Stockholders – Record Date

Pursuant to Delaware law, the record date for determining the stockholders entitled to notice of any meeting of stockholders will be as fixed by the board of directors, but may not precede the date on which the resolution fixing the record date is adopted by the board of directors and may not be more than 60 days nor less than 10 days before the date of such meeting of stockholders. If the board of directors so fixes a date, such date will also be the record date for determining the stockholders entitled to vote at such meeting unless the board of directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting will be the date for making such determination. If no record date is fixed by the board of directors, the record date for determining the stockholders entitled to notice of and to vote at a meeting of stockholders will be the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

The PubCo Charter does not specify time deadlines for establishment of a record date for voting. The PubCo Board may fix in advance or arrear a date as the record date for any such determination of shareholders entitled to notice of or to vote at a general meeting, and the PubCo Board may close the register of members for share transfers for a period not exceeding 30 days. If no record date is fixed, the date on which notice of the meeting is sent shall be the record date.

Directors – Election/Appointment	Subject to the rights of the holders of one or more series of preferred shares, voting separately by class or series, to elect directors pursuant to the terms of one or more series of preferred shares, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.	Directors are elected by an ordinary resolution (which is a simple majority threshold).

186

Provision	TTNP	PubCo

Directors – Term	The TTNP Board is divided into three classes as nearly equal in number as possible and designated Class I, Class II and Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of TTNP following the effectiveness of the TTNP Charter, the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of TTNP following the effectiveness of the TTNP Charter and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of TTNP. If the number of directors is changed, any increase or decrease is apportioned among the classes to maintain an equal number of directors in each class as nearly as possible, and any additional director of any class elected to fill a vacancy will hold office for the remaining term of that class, but in no case will a decrease in the number of directors remove or shorten the term of any incumbent director.	The PubCo Board is divided into three classes as nearly equal in number as possible and designated Class I, Class II and Class III. The term of the initial Class I Directors shall expire at the first annual general meeting of the shareholders of PubCo following the effectiveness of the PubCo Charter, the term of the initial Class II Directors shall expire at the second annual general meeting of the shareholders of PubCo following the effectiveness of the PubCo Charter and the term of the initial Class III Directors shall expire at the third annual general meeting of the shareholders of PubCo. If the number of directors is changed, any increase or decrease is apportioned among the classes to maintain an equal number of directors in each class as nearly as possible, and any additional director of any class elected to fill a vacancy will hold office until the next annual general meeting, but in no case will a decrease in the number of directors remove or shorten the term of any incumbent director.

Directors – Removal	Any or all of the directors may be removed from office at any time, but only for “cause” (as defined in the TTNP Governing Documents) and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of TTNP Capital Stock, voting together in a single class; provided, however, for so long as any shares of TTNP Class B Common Stock shall remain outstanding, a director may not be removed for cause without the affirmative vote or written consent of the holders of a majority of the shares of TTNP Class B Common Stock then outstanding, voting separately as a single class.	Directors may be removed with or without cause by the vote of an ordinary resolution. Directors may also be removed by notice in writing signed by not less than three-fourths of all the Directors in number and may otherwise cease to hold office in any other manner provided for in the PubCo Charter.

Directors – Vacancy	Any vacancies on the TTNP Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by TTNP Stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.	The PubCo Board has the power to appoint a person to fill a vacancy or as an addition to the PubCo Board, subject to the total number of directors not exceeding any limitation on the number of directors. Any such director must stand for election at the next annual general meeting of shareholders.

Directors – Number

Under Delaware law, the number of directors is fixed by or in the manner provided in the bylaws unless fixed by the TTNP Charter and if fixed by the TTNP Charter, the number may be changed only by amendment to the TTNP Charter.

Under the TTNP Governing Documents, the TTNP Board must consist of one or more directors and the number of directors is to be fixed from time to time exclusively by resolution of the TTNP Board.

Under the PubCo Charter, the number of directors shall be established from time to time by ordinary resolution. Unless otherwise determined, the PubCo Board shall consist of not less than two members with no maximum.

Upon close of the Business Combination, PubCo’s Board will have five (5) directors.

187

Provision	TTNP	PubCo

Directors – Quorum and Vote Requirements

As permitted by Delaware law, the TTNP Bylaws provide that the presence of the directors entitled to cast a majority of the votes of the whole TTNP Board constitutes a quorum.

Except where applicable law or the TTNP Governing Documents otherwise provide, a majority of the votes cast by the directors present at a meeting at which there is a quorum will constitute action by the TTNP Board.

Under the PubCo Charter, all matters brought to the vote of the PubCo shall be decided by a simple majority. In the case of an equality of votes, the chair shall have a second or casting vote. The quorum may be fixed by the PubCo Board, and unless so fixed shall be two (2) if there are two or more directors, and shall be one if there is only one director.

Director – Alternates	Under Delaware law, directors may not act by proxy.	Under the PubCo Charter, any director may appoint an alternate or a proxy.

Directors and Officers – Fiduciary Duties

Under Delaware law:

●   Directors and officers must act in good faith, with due care, and in the best interest of the corporation and all of its stockholders.

●   Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.

●   Decisions made by directors on an informed basis, in good faith and in the honest belief that the action was taken in the best interest of the corporation and all of its stockholders will be protected by the “business judgment rule.”

As a matter of Cayman Islands law, the duties of a director primarily derive from common law, the Cayman Companies Act, and the articles of association of a company.

Under common law principles that will be applied by the Cayman Islands courts, directors have fiduciary duties, including: (a) the duty to act honestly and in good faith in what he or she considers are the best interests of the company (generally meaning the interests of the shareholders as a whole); (b) the duty of loyalty and to avoid actual or potential conflicts of interest arising between his or her duties to the company and his or her personal interest (subject to the caveat that the articles of association may authorize conflicts that have been disclosed to the other directors); (c) a duty to exercise his or her powers as a director under the Cayman Companies Act and the articles of association of the company only for the purposes for which they are conferred and not for a collateral or improper purpose; and (d) a duty not to fetter his or her exercise of future discretion as a director.

Directors also have a common law duty to act with care, diligence and skill in the performance of his or her role. The duties of care, diligence and skill of a director of a Cayman Islands company are generally determined by both reference to the knowledge and experience actually possessed by the director and by reference to the skill, care and diligence as would be displayed by a reasonable director in those circumstances.

The Cayman Companies Act contains certain statutory duties, including: (a) the duty not to pay or make any distribution to shareholders out of capital or share premium unless a company is able to pay its debts as they fall due following such payment; and (b) the duty to maintain certain statutory registers and proper books and records.

A director must also act in accordance with any specific duties set forth in the articles of association from time to time.

A director who fails to perform their Cayman Islands common law duties may be personally liable for financial compensation to the aggrieved party, the restoration of the company’s property, or for the payment to the company of any profits made in breach of the director’s duty.

In addition, a director who fails to perform their duties under the Cayman Companies Act may be personally liable to a statutory fine and/or imprisonment of varying severity depending on the nature of the duty breached. This liability is in addition to any liability the company itself may be subject to.

A Cayman Islands company may, however, include a provision in its articles of association (and may in addition enter into a separate contractual arrangement with a director) indemnifying a director against all losses and costs suffered by such director as a consequence of performance of his or her role as such, and exculpating a director from any liability to the company itself, including in circumstances where such director is in breach of his or her duties (provided that there has been no willful neglect, willful default, fraud, dishonesty or criminal act on the part of the director). A Cayman Islands company may also purchase insurance for directors and certain other officers against liability incurred as a result of any negligence, default, breach of duty or breach of trust in relation to the company. Please see “Director — Indemnification; Indemnification Insurance” below.

188

Provision	TTNP	PubCo

Director – Indemnification; Indemnification Insurance

A summary of indemnification of officers and directors under Delaware law, the TTNP Governing Documents and director indemnification agreements is discussed below following this table of comparison.

A Delaware corporation may purchase insurance in relation to any person who is or was a director or officer of the corporation.

The PubCo Charter provides that every current and former director and officer shall be indemnified to the fullest extent permitted by law, except where the liability has arisen as a result of the actual fraud or willful default of such person. PubCo must also advance reasonable legal fees and costs provided that the indemnified person undertakes to repay such amounts if it is determined that the individual was not entitled to be indemnified.

PubCo may purchase insurance for the purpose of providing this indemnification.

Sale of Assets	Pursuant to Delaware law, the sale of all or substantially all the assets of TTNP requires approval by the TTNP Board and the stockholders holding at least a majority of the outstanding shares of stock entitled to vote thereon.	Under Cayman Islands law, generally speaking, shareholder approval is not required for the disposal of assets of an exempted company.

Dissolution/Winding Up	Under Delaware law, the dissolution of a corporation requires either (1) the approval of the board of directors and at least a majority of the outstanding stock entitled to vote thereon or (2) the approval of all of the stockholders entitled to vote thereon.

Under the Cayman Companies Act, a voluntary liquidation may be commenced by the shareholders of a company if a special resolution is passed to that effect. The directors are then required to swear a declaration of the company’s solvency within 28 days of the voluntary liquidation resolution being passed. If the directors are unable to do so, the voluntary liquidator appointed by the voluntary liquidation resolution will apply to the Cayman Islands courts for a supervision order and the liquidation will proceed under the supervision of the Cayman Islands courts.

In addition, any shareholder who has held shares for at least six months (or any lesser period if the shares are held following transmission on death of a former shareholder) is entitled to petition the Cayman Islands courts to make a winding up order. A Cayman Islands court may make a winding up order if it is of the opinion that it is just and equitable that the company should be wound up. However, where a shareholder has contractually agreed not to present a petition for winding up against a company, the Cayman Companies Act provides that the Cayman Islands courts shall dismiss any petition for winding up by that shareholder.

189

Provision	TTNP	PubCo

Dissenters’/Appraisal Rights	A stockholder may dissent and obtain fair value of shares in connection with certain mergers and consolidations.

The Cayman Companies Act does not specifically provide for any appraisal rights.

However, in connection with the compulsory transfer of shares where a person has acquired at least 90% of the shares of the same class pursuant to an offer for all of the shares of that class and proceeds to serve notice of compulsory for acquisition of the remainder (as described above in “Business combinations”), any shareholder to whom such compulsory acquisition applies may apply to the Cayman Islands court within one month of receiving notice of the compulsory transfer to object to the transfer. In these circumstances, the burden is on the objecting shareholder to show that the court should exercise its discretion to prevent the compulsory transfer. The Cayman Islands courts are unlikely to grant any relief in the absence of bad faith, fraud, unequal treatment of shareholders or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

In addition, in connection with a merger or a consolidation, dissenting shareholders have the right to object to the terms of merger or consolidation approved by special resolution and instead be paid the fair value of their shares in cash (which, if not agreed between the parties, will be determined by the Cayman Islands court).These rights of a dissenting shareholder are not available in certain circumstances, for example, (i) to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or (ii) where the consideration for such shares to be contributed are shares of the surviving or consolidated company (or depositary receipts in respect thereof) or shares of any other company (or depositary receipts in respect thereof) which are listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than 2,000 holders.

Shareholders’/Stockholders’ Derivative Actions

Pursuant to Delaware law, in any derivative suit instituted by a stockholder of a corporation, it must be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which the stockholder complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

Pursuant to Delaware law, the complaint must set forth with particularity the efforts of the plaintiff to obtain action by the board of directors (“demand refusal”) or the reasons for not making such effort (“demand excusal”).

Such action may not be dismissed or compromised without the approval of the court.

In general, the stockholder instituting the derivative suit must maintain stock ownership through the pendency of the derivative suit.

Under common law principles, shareholders in a Cayman Islands company are entitled to have the affairs of a company conducted in accordance with such company’s constitution and applicable law. As such, shareholders may bring personal or representative actions against a company in respect of breaches of their (and other similarly affected shareholders’) rights as shareholders under the constitution of the company and applicable law (for example, in the event that they are prevented from exercising voting rights, or from requisitioning a meeting).

A minority shareholder may also bring a derivative action in the name of a company. While, as a matter of common law (under the general rule known as the rule in Foss v. Harbottle), the Cayman Islands courts will generally refuse to interfere with the management of a company at the insistence of a minority shareholder in circumstances where the majority have approved or ratified the matter or act in contention, a minority shareholder may be permitted to commence a derivative action in the name of a company in order to challenge any such matter or act which: (a) is ultra vires the company or illegal; (b) constitutes a fraud on the minority where the wrongdoers control the company; (c) constitutes an infringement of individual rights of shareholders (such as a right to attend and vote at a meeting); and/or (d) has not been properly approved in accordance with any applicable special or extraordinary majority of the shareholders.

The Cayman Companies Act also gives power to the Cayman Islands courts to wind up a company if the courts are of the opinion that it would be just and equitable to do so (and if the courts consider it just and equitable to wind up the company, they may instead make other orders with respect to the company as an alternative to a winding up order). The basis on which the courts may make exercise such powers on application by shareholders in a Cayman Islands company have been held to include the following: (a) the substratum of the company has disappeared; (b) there has been some fraud on the minority or illegality; and (c) there has been mismanagement or misapplication of the company’s funds.

190

Provision	TTNP	PubCo

Anti-Takeover Provision/ Regulation of Takeovers, Substantial Acquisition Rules

Delaware law generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation, with an “interested stockholder” who directly or indirectly beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

●   the business combination or the transaction which caused the person or entity to become an interested stockholder is approved by the board of directors prior to the business combination or the transaction;

●   upon the completion of the transaction in which the person or entity becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by officers and directors and (b) shares.

Except for specific rules that apply only to companies listed on the Cayman Islands Stock Exchange or companies that are regulated by the Cayman Islands Monetary Authority (which are not applicable to PubCo, there are no rules or restrictions under the Cayman Islands’ Code on Takeovers and Mergers and Rules Governing Substantial Acquisitions of Shares governing the acquisition of all or a specified percentage of direct or indirect voting rights in a Cayman Islands company, or the conduct of the directors of a Cayman Islands company following an actual or potential takeover or merger offer, nor are there any statutory restrictions in respect of defensive mechanisms which the board of directors could employ in respect of actual or potential takeover or merger offers.

Business Combination	Under Delaware law, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of voting stock of another corporation that, absent such law, would be entitled to vote on such merger, may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Secretary of State of the State of Delaware a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation entitled to vote thereon. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority stockholders of the subsidiary corporation party to the merger will have appraisal rights.

The Cayman Companies Act makes specific provision for the acquisition of a Cayman Islands company by way of a court- approved scheme of arrangement, by way of mandatory squeeze-out following a tender offer, and by way of merger.

A court-approved scheme of arrangement under the Cayman Companies Act requires the approval of a majority in number of the registered holders of each participating class or series of shares voting on the scheme of arrangement, representing 75% or more in value of the shares of each participating classes or series voted on such proposal at the relevant meeting (excluding any shares held by the acquiring party on the basis that they will be considered a separate “class”). If a scheme of arrangement receives the requisite shareholder approval and is subsequently sanctioned by the Cayman Islands courts, all holders of all classes or series of shares to which the series relates will be bound by the terms of the scheme of arrangement.

The Cayman Companies Act also provides that, where an offer is made to acquire all of a class of shares and the holders of 90% or more in value of the shares of such class (excluding shares already held by the offeror) have accepted such offer within four months of it being made, the offeror may require the remaining shareholders in that class to transfer their shares on the same terms as set out in the offer by serving notice at any time within two months of the expiry of the four month period (subject to a right of such remaining shareholders to obtain relief from the Cayman Islands courts, as described below in “Appraisal rights”). If the offeror acquires more than 90% of the shares of a class following such an offer but does not exercise its compulsory acquisition right, the remaining shareholders have no right to require the offeror to acquire their shares on the terms of the offer following closure of the offer.

The Cayman Companies Act also provides that business combinations can be effected by way of a merger of a Cayman Islands company with one or more other companies (wherever incorporated, provided that such merger is not prohibited by the laws of the jurisdiction of incorporation of any such other company) with the approval of the shareholders by special resolution. In addition, the consent of each holder of a fixed or floating security of a constituent company in any such merger must be obtained, unless the Cayman Islands courts waive such requirement. Shareholders who register their dissent to the merger in accordance with the provisions of the Cayman Companies Act have the right to receive the “fair value” of their shares in cash, subject to certain exceptions, as further described below in “Dissenters’/Appraisal rights”).

191

Indemnification of Directors and Officers

Under the DGCL, a Delaware corporation may include in its certificate of incorporation a provision that, subject to the limitations described below, eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director. Such a provision may not eliminate or limit the liability of a director for (i) any breach of the duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the willful or negligent payment of unlawful dividends or purchases or redemptions of shares of stock, or (iv) transactions from which such director derived an improper personal benefit. The TTNP Charter includes a provision providing that directors of TTNP shall not be liable to TTNP or its stockholders for monetary damages for breach of fiduciary duty, except to the extent such exemption or limitation is not permitted by the DGCL or unless they violated their duty of loyalty to TTNP or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors.

The DGCL also provides that a Delaware corporation has the power to indemnify any person who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee of another entity, against reasonable expenses (including attorneys’ fees) and, in actions not brought by or in the right of the corporation, judgments, fines and amounts paid in settlement, in each case, actually and reasonably incurred in connection with such action, suit or proceeding, but only if such person acted in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful, except that in any action brought by or in the right of the corporation, such indemnification may not be made if such person is adjudged liable to the corporation (unless otherwise determined by the court in which such action, suit or proceeding was brought or the Delaware Court of Chancery). In addition, under Delaware law, to the extent that a present or former director or officer of a Delaware corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or any claim, issue or matter therein, he or she must be indemnified by the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by him or her.

Furthermore, under Delaware law, a Delaware corporation is permitted to maintain directors’ and officers’ insurance.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The PubCo Charter provide that, to the maximum extent permitted by law, every current and former Director and officer of the PubCo (excluding an Auditor) shall be entitled to be indemnified out of the assets of the PubCo against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses (each a “liability”), which such indemnified person may incur in that capacity unless such liability arose as a result of the actual fraud or willful default of such person. Under the PubCo Charter, every current and former Director and officer of the PubCo shall be liable to PubCo for any loss or damage resulting (directly or indirectly) from such indemnified person carrying out his or her duties unless that liability arises through the actual fraud or willful default of such indemnified person. For this purpose, no officer or Director shall be deemed to have committed “actual fraud” or “willful default” until a court of competent jurisdiction has made a final, non-appealable finding to that effect.

Delaware Anti-Takeover Laws

Delaware law and the TTNP Governing Documents contain provisions that may prevent or discourage a third party from acquiring TTNP, even if the acquisition would be beneficial to its stockholders.

PubCo’s authorized but unissued ordinary shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. Under the PubCo Charter, the PubCo Board is authorized to issue these shares in one or more classes with differing rights. The existence of authorized but unissued and unreserved ordinary shares and preference shares could render more difficult or discourage an attempt to obtain control of PubCo by means of a proxy contest, tender offer, merger or otherwise.

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TTNP is subject to Delaware law prohibiting TTNP from engaging in any “business combination” with an “interested stockholder” for a period of three years subsequent to the time that the stockholder became an interested stockholder unless:

●	prior to such time, the TTNP Board of directors approved either the Business Combination or the transaction in which the stockholder became an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock (with certain exclusions); or at or after the person becomes an interested stockholder, the Business Combination is approved by the TTNP Board and authorized by a vote of at least 66 2/3% of the outstanding voting stock of TTNP not owned by the interested stockholder.

For purposes of Delaware law, an “interested stockholder” generally is defined as an entity or person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) directly or indirectly beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated or associated with such entity or person.

For purposes of Delaware law, a “business combination” includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. This Delaware law could prohibit or delay mergers or other takeover or change of control attempts with respect to TTNP and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by TTNP Stockholders.

Mergers and Similar Arrangements

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company must be obtained, unless the court waives such requirement.

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Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands exempted company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (1) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (2) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (3) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and

(4) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (1) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (2) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (3) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (4) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Cayman Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (1) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (2) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (3) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; within seven days following the date of the expiration of the period set out in paragraph (2) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (5) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands courts to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

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Separate from the statutory provisions relating to mergers and consolidations, the Cayman Companies Act also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

If an arrangement and reconstruction by way of scheme of arrangement is approved and sanctioned, or if a tender offer is made and accepted in accordance with the following statutory procedures, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of United States corporations.

Our business is predominantly conducted by headquarters in Malaysia, but we have operations also in Singapore

REGULATIONS APPLICABLE TO THE COMPANY

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on the Company’s operations and business in Asia. This summary does not purport to be a complete description of all laws and regulations, which apply to the Company’s business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this proxy statement/prospectus, which may be subject to change.

Our business is predominantly conducted by headquarters in Malaysia, but we have operations also in Singapore.

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References in this section to “we,” “us,” or “our” are to the Company Group, except where the context requires otherwise.

The Company is subject to various laws and regulations in Malaysia and Singapore, including those relating to company law, consumer protection, labor laws, prevention of money laundering and financing of criminal activity and terrorism, privacy and data protection, foreign exchange controls and competition laws, among others, all of which are continuously evolving and developing. Additional laws in these and other areas affecting our business are likely to be enacted in the future, which could limit or require changes to the ways in which we conduct our business, and could both increase our compliance costs and decrease our revenues. See “Risk Factors — Risks Related to the Company’s International Operations, Legal and Regulatory Matters.”

Regulations in Malaysia

Regulations on Business Registration

A person who desires to form a company shall apply for incorporation, pursuant to the provisions of the Companies Act 2016 of Malaysia (the “Malaysian Companies Act”), with the Companies Commission of Malaysia. The Local Government Act 1976 of Malaysia empowers every local authority to create, amend or revoke any by-laws in respect of the local government area, and to grant any license or permit of any trade, occupation or premises and such license shall be subject to such conditions and restrictions as the local authority may prescribe. Any person who fails to exhibit his license at all times in some prominent place on the licensed premises or fails to produce such license when required shall be liable to a fine not exceeding MYR500 and/or to imprisonment for a term not exceeding six months. As such, prior to the commencement of the Company’s business operations in Malaysia, the Company is required to apply for business premises licenses for their operating premise from the relevant local authority. The Company has been registered in accordance with the Malaysian Companies Act and have obtained the business premises license from the local authority.

Regulations on Labor and Employment in Malaysia is mainly governed by the Employment Act 1955 (the “Malaysian Employment Act”). The Malaysian Employment Act governs and regulates contracts of service, payment of wages, employment of women, maternity protection, hours of work, holidays, leave policy, termination, layoff, retirement benefits, and employment of foreign employees. Following the implementation of the Employment (Amendment of First Schedule) Order 2022, which came into force on January 1, 2023, the applicability of the EA 1955 has been expanded to include any person who has entered into a contract of service with an employer, irrespective of their monthly wages, is engaged in manual labor, serves as a supervisor of such manual laborer, serves as a domestic employee, or is engaged in any capacity in any vessel registered in Malaysia subject to certain conditions. Notwithstanding this, pursuant to Paragraph 1A of the First Schedule of the Malaysian Employment Act, certain provisions in respect of overtime payments and termination benefits will not apply to employees whose wages exceed RM4,000 a month.

The widening scope of the Malaysian Employment Act indicates that all employers should ensure that the terms of their existing contract of employment comply with the minimum standards prescribed under the Malaysian Employment Act as well as all other applicable statutory requirements, including the minimum retirement age and statutory contributions such as Social Security and Employees’ Provident Fund. Both employees and employers in Malaysia are required to contribute toward the Employees Provident Fund, the Employment Insurance System and the Employees Social Security Fund. The contributions are premised on the statutorily prescribed rates under the Employees Provident Fund Act 1991 of Malaysia, Employment Insurance System Act 2017 of Malaysia and Employees’ Social Security Fund Act 1969 of Malaysia.

Other laws and regulations in relation to employment matters include the Industrial Relations Act 1967, Immigration Act 1959/63, Employment (Restriction) Act 1968, Employee Social Security General Rules 1971, Minimum Retirement Age Act 2012 and Minimum Wages Order 2020. As of LPD, we are in compliance with all applicable employment regulations.

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Worker Classification

Under Malaysian law, an “employee” means a person engaged under a contract of service while an “independent contractor” means a person engaged pursuant to a contract for services. The Malaysian Employment Act defines “contract of service” as any agreement, whether oral or in writing and whether express or implied, whereby one person agrees to employ another as an employee and that other agrees to serve his or her employer as an employee and includes an apprenticeship contract. There is no single legal test to determine whether a person is engaged as an employee or an independent contractor. The degree of control exercised over the person engaged is an important factor but not the sole criteria in making a determination. The Industrial Court of Malaysia will examine all facts and circumstances and the conduct of the parties, including but not limited to the degree of control, whether there is a fixed compensation package or whether the individual undertook a business risk, exclusivity, whether any statutory contributions (such as the Employees Provident Fund) have been made and the contractual terms of the engagement in determining the status of an employee or independent contractor.

Competition Law

The competition law in Malaysia prohibits two categories of activities: (i) anti- competitive practices and (ii) abuse of dominant positions, and the Competition Act 2010 of Malaysia (“Malaysia Competition Act”) is generally enforced by the Malaysia Competition Commission (the “MyCC”), save for competition issues arising in specific sectors (such as the telecommunications sector, the aviation sector and the energy and gas supply sector which fall under the relevant applicable laws and are regulated by other regulators). The Malaysia Competition Act applies to all commercial activities which have an effect on competition in any market in Malaysia, whether such activities are carried out within or outside Malaysia. Infringements of the Competition Act 2010 of Malaysia may result in, among other things, the imposition of a financial penalty of up to 10% of the worldwide turnover of the enterprise for the period during which the infringement occurred. The MyCC may also take other actions, including issuing cease and desist orders. Pursuant to Section 61 of the Malaysia Competition Act, any person who commits an offence under the Malaysia Competition Act may be liable to: (a) if such person is a body corporate, a fine not exceeding five million ringgit, and for a second or subsequent offence, to a fine not exceeding ten million ringgit; or (b) if such person is not a body corporate, a fine not exceeding one million ringgit or to imprisonment for a term not exceeding five years or to both, and for a second or subsequent offense, to a fine not exceeding two million ringgit or to imprisonment for a term not exceeding five years or to both.

Regulations on Data Protection

The Personal Data Protection Act 2010 of Malaysia (the “Malaysia PDPA”) regulates the processing of personal data in commercial transactions in Malaysia and is enforced by the Personal Data Protection Commission. The Malaysia PDPA applies to (a) any person who processes, and (b) any person who has control over or authorizes the processing of, any personal data in respect of commercial transactions. The Malaysia PDPA also applies to a person in respect of personal data if (a) the person is established in Malaysia and personal data is processed, whether or not in the context of that establishment, by that person or any other person employed or engaged by that establishment, or (b) the person is not established in Malaysia but uses equipment in Malaysia for processing the personal data, except for the purposes of transit through Malaysia.

“Processing” in relation to personal data, means collecting, recording, holding or storing the personal data or carrying out any operation or set of operations on the personal data, including (a) the organization, adaptation or alteration of personal data; (b) the retrieval, consultation or use of personal data; (c) the disclosure of personal data by transmission, transfer, dissemination or otherwise making available; or (d) the alignment, combination, correction, erasure or destruction of personal data.

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“Personal data” is statutorily defined to mean any information in respect of commercial transactions, which (a) is being processed wholly or partly by means of equipment operating automatically in response to instructions given for that purpose, (b) is recorded with the intention that it should wholly or partly be processed by means of such equipment, or (c) is recorded as part of, or with the intention that it should form a part of, a relevant filing system that relates directly or indirectly to a data subject (i.e., an individual who is the subject of the personal data) who is identified or identifiable from that information or from that and other information in the possession of a data user, including any sensitive personal data and expression of opinion about the data subject. “Personal data” does not include any information that is processed for the purpose of a credit reporting business carried on by a credit reporting agency under the Credit Reporting Agencies Act 2010 of Malaysia. “Commercial transactions” is statutorily defined as any transaction of a commercial nature, whether contractual or not, which includes any matters relating to the supply or exchange of goods or services, agency, investments, financing, banking and insurance, but does not include a credit reporting business carried out by a credit reporting agency under the Credit Reporting Agencies Act 2010 of Malaysia.

Under the Malaysia PDPA, a “data user” is a person who either alone or jointly, or in common with other persons, processes any personal data or has control over, or authorizes the processing of, any personal data but does not include a processor. The Malaysia PDPA provides that data users must adhere to the following principles with respect to the processing of personal data:

(a)	the general principle;
(b)	the notice and choice principle;
(c)	the disclosure principle;
(d)	the security principle;
(e)	the retention principle;
(f)	the data integrity principle; and
(g)	the access principle.

In general, to process or disclose personal data relating to any individuals would require (i) consent from such individuals, particularly pertaining to sensitive personal data, which may be obtained in any form that can be recorded and maintained properly by the data user; and (ii) written notice to such individuals informing such individuals amongst others, (a) personal data that is being processed by or on behalf of the data user and whether it is obligatory or voluntary for the individual to supply the personal data and, where it is obligatory for the individual to supply the personal data, the consequences that the individual may face if the individual fails to supply the personal data, (b) the purposes for which the personal data is being or is to be collected and further processed, (c) any information available to the data user as to the source of that personal data, (d) the individual’s right to request access to and request correction of the personal data, (e) the class of third parties to whom the data user disclosed or may disclose the personal data, and (f) the choices and means the data user offers the data subject for limiting the processing of personal data, including personal data relating to other persons who may be identified from that personal data. Any person engaged in processing personal data shall take measures to protect the personal data from any loss, misuse, modification, unauthorized or accidental access or disclosure, alteration or destruction and to maintain the integrity of the personal data processed, which should not be kept longer than necessary for the fulfilment of the purpose for which it was to be processed. Violation of the Malaysia PDPA, when convicted, may result fine up to RM500,000 and/or to imprisonment or both.

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As a reseller of HCM solutions of Oracle, DayForce, MiHCM and Workplaze, the Company does not collect or process any personal data of any of its corporate customers. All personal data are collected and processed by its corporate customers through the use of the HCM solutions provided by Oracle, DayForce, MiHCM and Workplaze. The Company does not deal with nor own any information of its customers’ personal data stored in such HCM solutions or the database of Oracle, DayForce, MiHCM or Workplaze. Accordingly, the Malaysia PDPA has limited application to the Company, only with regards to any personal data that the Company’s customers may provide to the Company for user acceptance test, even so, the Company only utilizes masked data, i.e., anonymized or pseudonymized data that does not reveal the actual identities of individuals when testing and verifying solutions before deployment into the client’s environment. In the unlikely  event where there are security breaches on the HCM solutions of the Company’s customers or the database of Oracle, DayForce, MiHCM or Workplaze which lead to leakage of personal data of the employees or customers of the Company’s customers to unauthorized parties, the Company has well-defined incident response procedures, including immediate notification to the client, thorough investigation, and remediation measures to prevent future occurrences, however the Company’s reputation may be indirectly and adversely affected. The Company has also established policies and procedures to help protect the security and privacy of any personal data given to the Company, but it is possible that its security controls over the personal data may not prevent the improper access to or disclosure of this data such as unauthorized access to restricted personal data by its employees.

The Company is not a data user which processes or has control over or authorizes the processing of, any personal data other than the personal data of its own employees. Accordingly, the Malaysia PDPA has limited application to us. In any event, the Company has established policies and procedures to help protect the security and privacy of any personal data given in accordance to the Malaysia PDPA.

Regulations on Foreign Investment

As there is no overarching FDI regime in Malaysia, foreign equity restrictions thresholds vary between every industry, depending on the applicable laws, policies, and regulations issued by the relevant governmental departments. The Company is not subject to restrictions on foreign investment.

Regulations on Exchange Control

The exchange control regime in Malaysia is regulated by the Financial Services Act 2013 of Malaysia (the “Malaysia FSA”), which regulates the domestic and international transactions involving residents and non- residents of Malaysia and prescribes a list of transactions that are prohibited without approval from the Bank Negara Malaysia (the Central Bank of Malaysia) (the “BNM”). In exercise of the powers conferred by the Malaysia FSA, BNM issues the Foreign Exchange Notices (the “FE Notices”) which provides the directions, requirements, restrictions, and conditions of approval in respect of the prohibited transactions.

Foreign investors are generally free to repatriate proceeds, profits, dividends, rent, fees, and interest arising from any investment in Malaysia in foreign currency (except for the currency of Israel), subject to any withholding tax, in accordance with the FE Notices. The conversion of ringgit into foreign currency may be freely effected onshore with licensed banks or money-changers with certain limited exceptions. Unless otherwise restricted by contractual undertakings and subject to applicable laws, the Company is at liberty to distribute dividends to PubCo in foreign currency without having to seek prior approval from BNM.

Regulations on Anti-money Laundering

The Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 (“Malaysian AMLATFA”), makes it an offense for any person to engage in or abet the commission of money laundering and terrorist financing, and seeks, among other things, to implement measures for the prevention of money laundering and terrorism financing offences. Any person who (a) engages in a transaction that involves proceeds of unlawful activity; (b) uses proceeds of unlawful activity; (c) removes from or brings into Malaysia proceeds of unlawful activity; or (d) conceals, disguises, or impedes the establishment of the true nature, origin, location, movement, disposition, title of, rights with respect to, or ownership of proceeds of unlawful activity commits a money laundering offense under the Malaysian AMLATFA.

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The Malaysian AMLATFA sets out that the reporting institution under the First Schedule of the Malaysian AMLATFA shall comply with the further obligations of prevention of money laundering and financing terrorism, which include reporting and recordkeeping duties, such as submitting suspicious transaction reports, implementing a risk-based application, and conducting customer due diligence. The Company is not deemed to be a reporting institution under the Malaysian AMLATFA. Nevertheless, the Company are required to comply with the provisions under the Malaysian AMLATFA.

Regulations in Singapore

We conduct business in Singapore through our subsidiary, which has been incorporated in accordance with the Companies Act 1967 of Singapore (“Singapore Companies Act”) and registered with the Accounting and Corporate Regulatory Authority of Singapore as required by the Singapore Companies Act.

Regulations on Consumer Protection

There are various general consumer protection laws in place in Singapore, which apply generally to all relevant transactions including electronic transactions, but are not specifically targeted at regulating e-commerce operations. One or more of these laws would be relevant in the context of live streaming operations or e-commerce operations.

The Consumer Protection (Fair Trading) Act 2003 of Singapore is the primary statute governing consumer protection which sets out a legislative framework prohibiting suppliers from engaging in unfair practices in relation to transactions and to allow consumers aggrieved by unfair practices to have recourse to civil remedies before the Singapore courts. The definition of supplier under the Consumer Protection (Fair Trading) Act 2003 of Singapore includes persons who promote the use or purchase of goods or services. Suppliers may be held liable for engaging in unfair practices in relation to consumer transactions. Unfair practices include, among other things, (i) doing or saying anything, or omitting to do or say anything, that would reasonably deceive or mislead consumers, (ii) making a false claim, (iii) taking unreasonable advantage of a consumer, or (iv) making various forms of misrepresentations to the consumer.

The Consumer Protection (Trade Descriptions and Safety Requirements) Act 1975 of Singapore prohibits the use of false trade descriptions on goods supplied in the course of trade. Trade descriptions include any description, statement or indication that directly or indirectly relates to the fitness for purpose, strength, performance, behavior or accuracy of any goods. This prohibition applies to all persons in the course of business and would be applicable in an e-commerce marketplace. Violations of the Consumer Protection (Trade Descriptions and Safety Requirements) Act 1975 of Singapore are subject to criminal liability.

The Unfair Contract Terms Act 1977 of Singapore generally regulates against unfair contract terms such as exclusion clauses and limitation of liability clauses in most consumer and standard form contracts.

Amongst other things, the Unfair Contract Terms Act 1977 of Singapore prohibits the exclusion or restriction of liability for death or personal injury caused by negligence in all contracts. It also prevents sellers/service providers from excluding or limiting their liability for a breach of contract, unless it is reasonable for them to do so. The Unfair Contract Terms Act 1977 also circumscribes the limitation of liability in relation to certain implied terms in respect of goods purchased.

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The Singapore Code of Advertising Practice (the “SCAP”) is a code of practice set out by the Advertising Standards Authority of Singapore (the “ASAS”) prescribing general principles applicable to advertisements, which include decency, honesty and truthful presentation, and contains guidelines relating to specific services/products. While the SCAP has no force of law, a breach of the SCAP may lead to ASAS referring the matter to the Consumers Association of Singapore for actions under the Consumer Protection (Fair Trading) Act 2003 of Singapore if an advertiser has repeatedly violated the SCAP by marketing false, misleading or unsubstantiated claims. The ASAS has also issued additional guidelines from time to time, such as the Guidelines for Interactive Marketing Communication & Social Media, which emphasizes that marketing communication should be clearly distinguishable from editorial and personal opinion and should not take the form of social media content that appears to originate from a credible and impartial source, and the Guidelines on Advertising of Investments, which aim to minimize investments-related advertisement with claims that are speculative, misleading or not sustainable.

The Spam Control Act 2007 of Singapore, as administered by the IMDA regulates the sending or receiving of unsolicited bulk commercial electronic messages, or “spam”, in Singapore It imposes certain requirements on the sending or receiving of unsolicited bulk commercial electronic messages, or “spam,” in Singapore and applies to emails and text messages that have a Singapore nexus. Electronic messages must have an “unsubscribe facility” or “opt-out” function, and the recipient should be removed from the distribution list within 10 business days after submitting an opt-out request. Any person who suffers loss or damage as a result of any violation of the foregoing requirements is entitled to institute legal action, and the court may grant injunctions, damages or statutory damages.

Regulations on Intellectual Property Rights

The Intellectual Property Office of Singapore administers the intellectual property legislative framework in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the World Trade Organization’s Agreement on Trade Related Aspects of Intellectual Property Rights.

Singapore operates a first-to-file system in respect of registered trademarks under the Trade Marks Act 1988 of Singapore, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the product or service for which it is registered. In the event of any trademark infringement, the registered proprietor will be able to rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Statutory protection of a registered trademark can last indefinitely, as long as the registration is renewed every 10 years. Unregistered trademarks are also protected under the common law of passing off, provided that the owner is able to prove that there is goodwill or reputation in the mark; misrepresentation on the part of the infringer; and damage to the mark as a result.

Regulations on Competition Laws

The Singapore Competition Act, Chapter 50B of Singapore (the “Singapore Competition Act”) prohibits anti-competitive practices. Specific prohibited activities include agreements that prevent, restrict or distort competition, abuse of dominance and mergers that substantially lessen competition, whether these take place within or outside of Singapore, so long as they have an impact on a market in Singapore. The Competition and Consumer Commission of Singapore (the “CCCS”) is responsible for administering and enforcing the Singapore Competition Act, which covers all industries and sectors unless specifically exempted or excluded. Infringements of the Competition Act can result in financial penalties of up to 10 per cent. of the turnover of the business in Singapore for each year of infringement, up to a maximum of three years. The CCCS also has powers to impose directions requiring infringing undertakings to stop or modify the activity or conduct, or in the case of anti-competitive mergers, to remedy, mitigate or eliminate the adverse effects arising from the merger.

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Regulations on Labor and Employment

Employment Act 1968 of Singapore (“Singapore EA”)

The Singapore EA is administered by the Ministry of Manpower and sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees who are covered under the Singapore EA (“relevant employees”).

In particular, Part IV of the Singapore EA sets out requirements for rest days, hours of work and other conditions of service for workmen who receive salaries not exceeding S$4,500 a month and employees (other than workmen or person employed in a managerial or an executive position) who receive salaries not exceeding S$2,600 a month. Section 38(8) of the Singapore EA provides that a relevant employee is not allowed to work for more than 12 hours in any one day except in specified circumstances, such as where the work is essential to the life of the community, defense or security. In addition, section 38(5) of the Singapore EA limits the extent of overtime work that a relevant employee can perform to 72 hours a month.

Employers must seek the prior approval of the Commissioner for Labour (“Commissioner”) for exemption if they require a relevant employee or class of relevant employees to work for more than 12 hours a day or work overtime for more than 72 hours a month. The Commissioner may, after considering the operational needs of the employer and the health and safety of the relevant employee or class of relevant employees, by order in writing exempt such relevant employees from the overtime limits subject to such conditions as the Commissioner thinks fit. Where such exemptions have been granted, the employer shall display the order or a copy thereof conspicuously in the place where such employees are employed.

Workplace Safety and Health Act 2006 of Singapore (“Singapore WSHA”)

The Singapore WSHA governs the safety, health and welfare of persons at work in workplaces. Under Singapore WSHA every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of his employees at work. These measures include providing and maintaining for the employees a work environment which is safe, without risk to health and adequate as regards facilities and arrangements for their welfare at work, ensuring that adequate safety measures are taken and ensuring that the person at work has adequate Singapore, information, training and supervision as is necessary for that person to perform his work. More specific duties imposed by the Ministry Of Manpower on employers are laid out in the Workplace Safety and Health (General Provisions) Regulations.

Any person guilty of an offence under the Singapore WSHA (but not including the relevant regulations) for which no penalty is expressly provided by the Singapore WSHA shall be liable on conviction:

(a)	in the case of a natural person, to a fine not exceeding S$200,000 or to imprisonment for a term not exceeding two (2) years or to both; and
(b)	in the case of a body corporate, to a fine not exceeding S$500,000, and, if the contravention in respect of which he was so convicted continues after the conviction the person shall (subject to Section 52 of the Singapore WSHA) be guilty of a further offence and shall be liable to a fine:

(i)	in the case of a natural person, not exceeding S$2,000 for every day or part thereof during which the offence continues after conviction; or
(ii)	in the case of a body corporate, not exceeding S$5,000 for every day or part thereof during which the offence continues after conviction.

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Regulations on Anti-money Laundering and Countering the Financing of Terrorism (“AML/CFT”)

Regulated financial institutions must comply with all applicable AML/CFT obligations, including the relevant AML/CFT Notices and Guidelines issued by Monetary Authority Singapore. Among other things, the AML/CFT Notices require financial institutions to put in place robust controls to detect and deter the flow of illicit funds through Singapore’s financial system, identify and know their customers (including beneficial owners), conduct regular account reviews, and to monitor and report any suspicious transaction.

The primary AML/CFT legislation in Singapore that are of general application are the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act, Chapter 84A of Singapore (the “CDSA”) and Terrorism (Suppression of Financing) Act, Chapter 325 of Singapore (the “TSOFA”). The CDSA provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits. The TSOFA criminalizes terrorism financing and prohibits any person in Singapore from dealing with or providing services to a terrorist entity, including those designated pursuant to the TSOFA. The CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability. In addition, financial institutions, non-financial institutions and individuals in Singapore are required to comply with financial sanction requirements in relation to individuals and entities designated by the United Nations.

Regulations on Data Protection

Personal Data Protection Act 2012 of Singapore (“Singapore PDPA”)

Singapore PDPA governs the collection, use and disclosure of individuals’ personal data by organizations. The Singapore PDPA also established the Personal Data Protection Commission (“PDPC”) to administer and enforce the Singapore PDPA.

The Singapore PDPA defines “personal data” as data, whether true or not, about an individual who can be identified —

(a) from that data; or

(b) from that data and other information to which the organization has or is likely to have access.

An organization is required to comply with the following obligations prescribed by the Singapore PDPA:

(a) obtain the consent of the individual before collecting, using, or disclosing his personal data, for purposes that a reasonable person would consider appropriate in the circumstances;

(b) notify the individual of the purpose of collecting his personal data;

(c) only use personal data for purposes consented by the individual;

(d) put in place mechanisms for individuals to withdraw their consent;

(e) take reasonable efforts to ensure that personal data collected is accurate and complete if the personal data is likely to be used to make a decision that affects the individual, or is likely to be disclosed to another organization;

(f) when requested, correct any error or omission in an individual’s personal data;

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(g) upon an individual’s request, provide an individual with his personal data in the organization’s possession and control, as well as information about the ways in which the personal data has been used or disclosed in the past year;

(h) protect personal data by making reasonable security arrangements to prevent unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks;

(i) cease to retain personal data as long as it is reasonable to assume that:

(i) the purpose for which it was collected is no longer being served by retaining it; and

(ii) the retention is no longer necessary for business or legal purpose;

(j) not to transfer any personal data out of Singapore except in accordance with the requirements set out in the Singapore PDPA; and

(k) implement the necessary policies and practices in order to meet its obligations under the Singapore PDPA and make information about its policies and practices available on request.

If the PDPC finds that an organization is not complying with any provision in the Singapore PDPA, it may give the organization all or any of the following directions:

(a) to stop collecting, using or disclosing personal data in contravention of the Singapore PDPA;

(b) to destroy personal data collected in contravention of the Singapore PDPA;

(c) to comply with any direction of the PDPC to provide access to or correct the personal data; or

(d) to pay a financial penalty of such amount not exceeding S$1 million.

Regulations on Foreign Investment and Exchange Control

Singapore does not have an umbrella regime for regulating foreign investment. Instead, foreign investment is regulated (if at all) by sector. Singapore imposes no significant restrictions on the repatriation of earnings and capital, or on remittances, foreign exchange transactions and capital movements.

SHARES ELIGIBLE FOR FUTURE SALE

Registration Rights

Registration Rights Agreement.

In connection with, and as a condition to the consummation of, the Business Combination, PubCo, Mr. Dass will enter into a registration rights agreement in customary form and substance, pursuant to which, among other things, PubCo will agree to provide him with certain rights relating to the registration for resale of the PubCo Ordinary Shares that they will receive in the Contribution and Exchange or TTNP Merger.

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Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted PubCo Ordinary Shares for at least six months would be entitled to sell their securities; provided that (i) such person is not deemed to have been one of PubCo’s affiliates at the time of, or at any time during the three months preceding, a sale and (ii) PubCo is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.

Persons who have beneficially owned restricted PubCo Ordinary Shares for at least six months but who are PubCo’s affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	one percent (1%) of the total number of PubCo Ordinary Shares then issued and outstanding; or
●	the average weekly reported trading volume of the PubCo Ordinary Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by PubCo’s affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about PubCo.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●

the issuer of the securities that was formerly a shell company has ceased to be a shell company; the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials); and

●	at least one year has elapsed from the time that the issuer filed Form 20-F type information with the SEC, which is expected to be filed promptly after completion of the Business Combination, reflecting its status as an entity that is not a shell company.

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STOCK MARKET AND DIVIDEND INFORMATION

Shares of TTNP Common Stock currently trade on Nasdaq under the symbol “TTNP”.

The closing price of the TTNP Common Stock on August 16, 2024, the last trading day before announcement of the execution of the Merger Agreement, was $5.07. As of [●], 2025, the closing price for TTNP was $__.

PubCo intends to apply to list the PubCo Ordinary Shares on Nasdaq Capital Market with the ticker symbol “SIRE.” It is a condition to consummation of the Business Combination in the Merger Agreement that the PubCo Ordinary Shares to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof. PubCo, the Company and TTNP have certain obligations in the Merger Agreement to use reasonable best efforts in connection with the Business Combination, including with respect to satisfying the Nasdaq listing condition. The Nasdaq listing condition in the Merger Agreement may be waived by the parties to the Merger Agreement.

Holders

As of [●], 2025, there were [●] holders of record of TTNP Common Stock.

Dividend Policy

TTNP has not paid any cash dividends on its shares of TTNP Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of any cash dividends after consummation of the Business Combination shall be dependent upon the revenue, earnings and financial condition of PubCo from time to time. The payment of any dividends subsequent to the Business Combination shall be within the discretion of the PubCo Board.

ANNUAL MEETING SHAREHOLDER PROPOSALS

If the Business Combination is consummated, you shall be entitled to attend and participate in PubCo’s annual meetings of shareholders. If PubCo holds an annual meeting of shareholders, it shall provide notice of or otherwise publicly disclose the date on which the annual meeting will be held. As a foreign private issuer, PubCo will not be subject to the SEC’s proxy rules.

LEGAL MATTERS

Harney Westwood & Riegels has passed upon the validity of the securities offered by this proxy statement/prospectus with respect to the PubCo Ordinary Shares and matters of Cayman Islands law.

Loeb & Loeb LLP has passed upon the validity of the securities offered by this proxy statement/prospectus with respect to the validity of the PubCo Warrants under New York law.

EXPERTS

The financial statements of Titan Pharmaceuticals, Inc. as of December 31, 2023, and for the year ended December 31, 2022, have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of TalenTec for the years ended July 31, 2024, and 2023, and the financial statements of PubCo for the period from July 11, 2024 (inception) through July 31, 2024, appearing in this proxy statement/prospectus, have been audited by Enrome LLP, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

206

TRANSFER AGENT AND REGISTRAR

The transfer agent for TTNP’s securities is Continental Stock Transfer & Trust Company. The transfer agent for PubCo’s securities will also be Continental Stock Transfer & Trust Company.

SUBMISSION OF STOCKHOLDER PROPOSALS

The TTNP Board is aware of no other matter that may be brought before the Special Meeting. Under the DGCL, only business that is specified in the notice of Special Meeting to stockholders may be transacted at the Special Meeting.

STOCKHOLDER COMMUNICATIONS

TTNP Stockholders and interested parties may communicate with the TTNP Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Titan Pharmaceuticals, Inc., 10 East 53rd St., Suite 3001, New York NY 10022-5604. Following the Closing, such communications should be sent to c/o BSKE Ltd., Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 Petaling Jaya, Selangor Darul Ehsan, Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION

As a foreign private issuer, after the consummation of the Business Combination, PubCo shall be required to file its annual report on Form 20-F with the SEC no later than four months following its fiscal year end. TTNP files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on TTNP at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to TTNP has been supplied by TTNP, and all such information relating to the Company has been supplied by the Company. Information provided by one entity does not constitute any representation, estimate or projection of the other entity.

The Company does not file any annual, quarterly or current reports, proxy statements or other information with the SEC.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact:

Titan Pharmaceuticals, Inc.

10 East 53rd St, Suite 3001

New York, NY 100222-5064

You may also obtain these documents by requesting them in writing or by telephone from TTNP’s proxy solicitation agent at the following address, telephone number and email:

PROXY AGENT

[_____________________]

If you are a TTNP Stockholder and would like to request documents, please do so by [•] to receive them before the Special Meeting. If you request any documents from TTNP, TTNP shall mail them to you by first class mail, or another equally prompt means.

None of TTNP, PubCo or the Company has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that which is contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

207

INDEX OF FINANCIAL STATEMENTS

TITAN PHARMACEUTICALS, INC.

F-1

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Titan Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Titan Pharmaceuticals, Inc. (the “Company”) as of December 31, 2023 and 2022, and the related statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 12 to the financial statements, the Company restated its 2023 quarterly information for an error in the accounting for stock issuance costs.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

F-2

Evaluation of Going Concern

Description of Matter

As described further in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has an accumulated deficit, and expects its operating losses to continue for the foreseeable future. Based on management’s assessment, the Company concluded at the date of filing of the financial statements there is sufficient cash to fund operations for the next 12 months without the need to raise additional funds.

Auditing management’s conclusions about whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the financial statements are issued is subjective and requires especially challenging auditor judgment.

How We Addressed the Matter in Our Audit

We obtained an understanding of controls over the Company’s process for determining their ability to continue as a going concern. We determined the Company’s ability to continue as a going concern is a critical audit matter due to the estimation and uncertainty regarding the Company’s available capital and the risk of bias in management’s judgments and assumptions in their determination. Our audit procedures related to considering whether the results of our audit procedures, when considered in the aggregate, indicate whether there is substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time included the following procedures, among other procedures:

●	Evaluated the financial condition of the Company, including liquidity sources as of the date of the auditor’s opinion (the “assessment date”).

●	Examined and evaluated underlying evidence with respect to this assessment date evaluation.

●	Evaluated conditional and unconditional obligations due or anticipated to become due during the period of 12 months from the date of the filing of these financial statements (the “look forward period”) and examined and evaluated the underlying evidence with respect to this evaluation.

●	Evaluated the Company’s assessment of its cash flows during the look forward period and examined and evaluated underlying evidence with respect to this evaluation.

●	Inquired of Company management as to whether there are any other adverse conditions or events which could raise substantial doubt regarding the Company’s ability to continue as a going concern and evaluated such events.

●	Performed an assessment regarding management’s plans to alleviate substantial doubt regarding the Company’s ability to continue as a going concern and examined and evaluated underlying evidence with respect to this assessment.

●	Evaluated the adequacy of the Company’s financial statements disclosures regarding liquidity and going concern to determine such disclosures were in accordance with U.S. generally accepted accounting principles.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2004.

East Brunswick, New Jersey

April 1, 2024

PCAOB ID Number 100

F-3

TITAN PHARMACEUTICALS, INC.

BALANCE SHEETS

	December 31,
	2023	2022
	(In thousands, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	$6,760	$2,937
Restricted cash	13	196
Receivables	46	36
Notes receivable	1,000	-
Inventories	-	106
Prepaid expenses and other current assets	199	314
Discontinued operations - current assets	-	14
Total current assets	8,018	3,603
Property and equipment, net	5	224
Other assets	-	48
Operating lease right-of-use asset	63	183
Total assets	$8,086	$4,058
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$348	$695
Note payable to related party	500	-
Other accrued liabilities	519	1,488
Operating lease liability, current	65	122
Deferred grant revenue	12	196
Discontinued operations - current liabilities	-	129
Total current liabilities	1,444	2,630
Operating lease liability, non-current	-	65
Total liabilities	1,444	2,695

Commitments and contingencies (Note 5)

Stockholders’ equity:
Preferred stock, at amounts paid-in, $0.001 par value per share; 5,000,000 shares authorized, 950,000 shares issued and outstanding at December 31, 2023 and no shares issued and outstanding at December 31, 2022.	1	-
Common stock, at amounts paid-in, $0.001 par value per share; 225,000,000 shares authorized 781,503 and 750,815 shares issued and outstanding at December 31, 2023 and 2022, respectively.	1	1
Additional paid-in capital	398,470	387,623
Accumulated deficit	(391,830)	(386,261)
Total stockholders’ equity	6,642	1,363
Total liabilities and stockholders’ equity	$8,086	$4,058

See accompanying notes to financial statements.

F-4

TITAN PHARMACEUTICALS, INC.

STATEMENTS OF OPERATIONS

	For the Years ended December 31,
	2023	2022
	(In thousands, except per share data)
Revenue:
License revenue	$1	$60
Grant revenue	183	497
Total revenues	184	557
Operating expenses:
Research and development	1,913	4,758
General and administrative	5,548	6,034
Total operating expenses	7,461	10,792
Loss from operations	(7,277)	(10,235)
Other income (expense):
Interest income, net	5	53
Other expense, net	(52)	(24)
Gain on asset sale	1,755	-
Other income, net	1,708	29
Net loss	$(5,569)	$(10,206)
Basic and diluted net loss per common share	$(7.41)	$(15.19)
Weighted average shares used in computing basic and diluted net loss per common share	752	672

See accompanying notes to financial statements.

F-5

TITAN PHARMACEUTICALS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands)

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balances at December 31, 2021	-	$-	496	$1	$381,192	$(376,055)	$5,138
Net loss	-	-	-	-	-	(10,206)	(10,206)
Issuance of common stock, net	-	-	58	-	5,030	-	5,030
Issuance of common stock upon exercise of warrants	-	-	178	-	4	-	4
Amortization of restricted stock	-	-	19	-	450	-	450
Stock-based compensation	-	-	-	-	947	-	947
Balances at December 31, 2022	-	$-	751	$1	$387,623	$(386,261)	$1,363
Net loss	-	-	-	-	-	(5,569)	(5,569)
Issuance of preferred stock, net	950	1	-	-	9,499	-	9,500
Release of unrestricted stock	-	-	28	-	-	-	-
Amortization of restricted stock	-	-	3	-	25	-	25
Stock-based compensation	-	-	-	-	1,323	-	1,323
Balances at December 31, 2023	950	$1	782	$1	$398,470	$(391,830)	$6,642

See accompanying notes to financial statements.

F-6

TITAN PHARMACEUTICALS, INC.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2022
	(In thousands)
Cash flows from operating activities:
Net loss	$(5,569)	$(10,206)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	112	196
Gain on sale of assets	(1,755)	-
Stock-based milestone payment	-	50
Stock-based compensation	1,013	947
Amortization of restricted stock	25	450
Other	(2)	2
Changes in operating assets and liabilities:
Receivables	(10)	76
Inventory	-	187
Prepaid expenses and other assets	177	164
Accounts payable	(476)	(751)
Other accrued liabilities	(423)	801
Deferred revenue	(184)	(99)
Net cash used in operating activities	(7,092)	(8,183)

Cash flows from investing activities:
Cash proceeds from sale of assets	734	-
Purchases of furniture and equipment	(2)	-
Net cash provided by investing activities	732	-

Cash flows from financing activities:
Proceeds from equity offerings	-	4,980
Proceeds from issuance of preferred stock	9,500	-
Proceeds from short-term loans	750	-
Payments on short-term loans	(250)	-
Proceeds from the exercise of warrants	-	4
Net cash provided by financing activities	10,000	4,984

Net change in cash, cash equivalents and restricted cash	3,640	(3,199)
Cash, cash equivalents and restricted cash at beginning of year	3,133	6,332
Cash, cash equivalents and restricted cash at end of year	$6,773	$3,133

Supplemental disclosure of cash flow information:
Interest paid	$21	$-
Inventory transferred with sale of assets	$106	$-
Property and equipment, net, transferred with sale of assets	$109	$-
Notes receivable received in connection with sale of assets	$1,000	$-
Other accrued liabilities transferred with sale of assets	$236	$-
Other accrued liabilities related to stock-based compensation	$310	$-

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same such amounts shown in the statements of cash flows (in thousands):

	2023	2022
Cash and cash equivalents	$6,760	$2,937
Restricted cash	$13	$196
Cash, cash equivalents and restricted cash as shown in the statements of cash flows	$6,773	$3,133

See accompanying notes to financial statements.

F-7

TITAN PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

1.	Organization and Summary of Significant Accounting Policies

The Company

We are a pharmaceutical company developing therapeutics utilizing the proprietary long-term drug delivery platform, ProNeura®, for the treatment of select chronic diseases for which steady state delivery of a drug has the potential to provide an efficacy and/or safety benefit. ProNeura consists of a small, solid implant made from a mixture of ethylene-vinyl acetate (“EVA”) and a drug substance. The resulting product is a solid matrix that is designed to be administered subdermally in a brief, outpatient procedure and is removed in a similar manner at the end of the treatment period.

Our first product based on the ProNeura technology was Probuphine® (buprenorphine implant), which is approved in the United States, Canada and the European Union (“EU”) for the maintenance treatment of opioid use disorder in clinically stable patients taking 8 mg or less a day of oral buprenorphine. While Probuphine continues to be commercialized in the EU (as Sixmo™) by another company that had acquired the rights from TTNP, we discontinued commercialization of the product in the United States during the fourth quarter of 2020 and subsequently sold the product in September 2023. Discontinuation of our commercial operations has allowed us to focus our limited resources on important product development programs and transition back to a product development company.

In December 2021, we announced our intention to work with our financial advisor to explore strategic alternatives to enhance stockholder value, potentially including an acquisition, merger, reverse merger, other business combination, sales of assets, licensing or other transaction. In June 2022, we implemented a plan to reduce expenses and conserve capital that included a company-wide reduction in salaries and a scale back of certain operating expenses to enable us to maintain sufficient resources as we pursued potential strategic alternatives. In July 2022, David Lazar and Activist Investing LLC (collectively, “Activist”) acquired an approximately 25% ownership interest in TTNP, filed a proxy statement and nominated six additional directors, each of whom was elected to our board of directors (the “Board”) at a special meeting of stockholders held on August 15, 2022 (the “Special Meeting”). The exploration and evaluation of possible strategic alternatives by the Board has continued following the Special Meeting. Following the election of the new directors at the Special Meeting, Dr. Marc Rubin was replaced as our Executive Chairman, and David Lazar assumed the role of Chief Executive Officer. In connection with the termination of his employment as Executive Chairman, Dr. Rubin received aggregate severance payments of approximately $0.4 million. In December 2022, we implemented additional cost reduction measures including a reduction in our workforce. In June 2023, David Lazar sold his approximately 25% ownership interest in TTNP to Choong Choon Hau. Mr. Lazar remains the Company’s Chief Executive Officer.

On September 1, 2023, (the “Closing Date”), we closed on the sale of certain ProNeura assets, including our portfolio of drug addiction products, in addition to other early development programs based on the ProNeura drug delivery technology (the “ProNeura Assets”). In July 2023, we entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Fedson, Inc., a Delaware corporation (“Fedson”) for the sale of the ProNeura Assets. Our addiction portfolio consisted of the Probuphine and Nalmefene implant programs. The ProNeura Assets constituted only a portion of our assets. In August 2023, we entered into an Amendment and Extension Agreement (the “Amendment”) to the Asset Purchase Agreement, pursuant to which Fedson agreed to purchase our ProNeura Assets for a purchase price of $2.0 million, consisting of (i) $500,000 in readily available funds, paid in full on the Closing Date, (ii) $500,000 in the form of a promissory note due and payable on October 1, 2023 (the “Cash Note”) and (iii) $1,000,000 in the form of a promissory note due and payable on January 1, 2024 (the “Escrow Note”). We will also be eligible to receive potential milestone payments of up to $50 million on future net sales of the products and certain royalties on future net sales of the products. As further consideration, Fedson assumed all liabilities related to a pending employment claim against us. On the Closing Date, Fedson delivered a written guaranty by a principal of Fedson of all of Fedson’s obligations under both the Cash Note and Escrow Note. The Cash Note included provisions, which Fedson has exercised, allowing Fedson to extend the payment of the Cash Note to November 1, 2023 and again to December 1, 2023 upon payment of $5,000 for each extension. The Cash Note and Escrow Note were paid in December 2023 and January 2024, respectively. We received the funds from the escrow account in February 2024.

F-8

All share and per share amounts give retroactive effect to a 1-for-20 reverse stock split effected on January 9, 2024. See Note 13. Subsequent Events.

The accompanying financial statements have been prepared assuming we will continue as a going concern.

At December 31, 2023, we had cash and cash equivalents of approximately $6.8 million, which we believe is sufficient to fund our planned operations into the second quarter of 2025. We will require additional funds to finance our operations. We are exploring several financing and strategic alternatives; however, there can be no assurance that our efforts will be successful.

Discontinued Operations

In October 2020, we announced our decision to discontinue selling Probuphine in the United States and wind down our commercialization activities, and to pursue a plan that will enable us to focus on our current, early-stage ProNeura-based product development programs.

The accompanying financial statements have been recast for all periods presented to reflect the assets, liabilities, revenue and expenses related to our U.S. commercialization activities as discontinued operations (see Note 10. Discontinued Operations). The accompanying financial statements are generally presented in conformity with our historical format. We believe this format provides comparability with the previously filed financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Going concern assessment

We assess going concern uncertainty in our financial statements to determine if we have sufficient cash on hand and working capital, including available borrowings on loans, to operate for a period of at least one year from the date the financial statements are issued or available to be issued, which is referred to as the look-forward period as defined by Accounting Standard Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU No. 2014-15”). As part of this assessment, based on conditions that are known and reasonably knowable to us, we will consider various scenarios, forecasts, projections, estimates and will make certain key assumptions, including the timing and nature of projected cash expenditures or programs, and its ability to delay or curtail expenditures or programs, if necessary, among other factors. Based on this assessment, as necessary or applicable, we make certain assumptions around implementing curtailments or delays in the nature and timing of programs and expenditures to the extent we deem probable those implementations can be achieved and we have the proper authority to execute them within the look-forward period in accordance with ASU No. 2014-15.

Based upon the above assessment, we concluded that, at the date of filing the financial statements in this Annual Report on Form 10-K for the year ended December 31, 2023, we had sufficient cash to fund our operations for the next 12 months without additional funds.

Inventories

Inventories are recorded at the lower of cost or net realizable value. Cost is based on the first in, first out method. We regularly review inventory quantities on hand and write down to its net realizable value any inventory that we believe to be impaired. The determination of net realizable value requires judgment, including consideration of many factors, such as estimates of future product demand, product net selling prices, current and future market conditions and potential product obsolescence, among others. The components of inventories are as follows:

December 31,
2022
Raw materials and supplies	$60
Finished goods	46
Total inventories	$106

F-9

Approximately $106,000 of raw materials and supplies and finished goods inventory at December 31, 2022 were sold to Fedson under the Asset Purchase Agreement in September 2023. We had no inventory at December 31, 2023.

Stock-Based Compensation

We recognize compensation expense using a fair-value based method, for all stock-based payments including stock options and restricted stock awards and stock issued under an employee stock purchase plan. These standards require companies to estimate the fair value of stock-based payment awards on the date of grant using an option pricing model. See Note 8. Stock Plans for a discussion of our stock-based compensation plans.

Warrants Issued in Connection with Equity Financing

We generally account for warrants issued in connection with equity financings as a component of equity, unless there is a deemed possibility that we may have to settle the warrants in cash. For warrants issued with deemed possibility of cash settlement, we record the fair value of the issued warrants as a liability at each reporting period and record changes in the estimated fair value as a non-cash gain or loss in the Statements of Operations.

Cash and Cash Equivalents

Our investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We select investments that maximize interest income to the extent possible given these two constraints. We satisfy liquidity requirements by investing excess cash in securities with different maturities to match projected cash needs and limit concentration of credit risk by diversifying our investments among a variety of high credit-quality issuers and limit the amount of credit exposure to any one issuer. The estimated fair values have been determined using available market information. We do not use derivative financial instruments in our investment portfolio.

All investments with original maturities of three months or less are considered to be cash equivalents. We had money market funds of approximately $2.6 million as of December 31, 2022, included in our cash and cash equivalents. We had no money market funds included in our cash and cash equivalents as of December 31, 2023.

We maintain significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on our financial condition, results of operations, and cash flows.

On March 10, 2023, the Federal Deposit Insurance Corporation (“FDIC”) announced that it had closed and taken control of Silicon Valley Bank. On March 13, 2023, pursuant to a joint statement released by the U.S. Department of the Treasury and the FDIC, the U.S. government reassured that all depositors were fully protected. We held deposits with this bank. As a result of the above actions, our insured and uninsured deposits were restored.

Restricted Cash

In accordance with ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, we explain the change during the period in the total of cash, cash equivalents and restricted cash, and include restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows.

F-10

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

Revenue Recognition

We generate revenue principally from collaborative research and development arrangements, sales or licenses of technology, government grants, sales of Probuphine materials to Molteni and Knight, and prior to the discontinued operations, the sale of Probuphine in the United States. Consideration received for revenue arrangements with multiple components is allocated among the separate performance obligations based upon their relative estimated standalone selling price.

In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under our agreements, we perform the following steps for our revenue recognition: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) we satisfy each performance obligation.

Grant Revenue

We have contracts with National Institute on Drug Abuse or NIDA, within the U.S. Department of Health and Human Services (“HHS”), the Bill & Melinda Gates Foundation, and other government-sponsored organizations for research and development related activities that provide for payments for reimbursed costs, which may include overhead and general and administrative costs. We recognize revenue from these contracts as we perform services under these arrangements when the funding is committed. Associated expenses are recognized when incurred as research and development expense. Revenues and related expenses are presented gross in the statements of operations.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. Our performance obligations include commercialization license rights, development services and services associated with the regulatory approval process.

We have optional additional items in contracts, which are accounted for as separate contracts when the customer elects such options. Arrangements that include a promise for future commercial product supply and optional research and development services at the customer’s discretion are generally considered as options. We assess if these options provide a material right to the customer and, if so, such material rights are accounted for as separate performance obligations. If we are entitled to additional payments when the customer exercises these options, any additional payments are recorded in revenue when the customer obtains control of the goods or services.

Transaction Price

We have both fixed and variable consideration. Non-refundable upfront payments are considered fixed, while milestone payments are identified as variable consideration when determining the transaction price. Funding of research and development activities is considered variable until such costs are reimbursed at which point, they are considered fixed. We allocate the total transaction price to each performance obligation based on the relative estimated standalone selling prices of the promised goods or services for each performance obligation.

At the inception of each arrangement that includes milestone payments, we evaluate whether the milestones are considered probable of being achieved and estimate the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the value of the associated milestone is included in the transaction price. Milestone payments that are not within our control, such as approvals from regulators, are not considered probable of being achieved until those approvals are received.

F-11

For arrangements that include sales-based royalties or earn-out payments, including milestone payments based on the level of sales, and the license or purchase agreement is deemed to be the predominant item to which the royalties or earn-out payments relate, we recognize revenue at the later of (a) when the related sales occur, or (b) when the performance obligation to which some or all of the royalty or earn-out payment has been allocated has been satisfied (or partially satisfied).

Allocation of Consideration

As part of the accounting for these arrangements, we must develop assumptions that require judgment to determine the stand-alone selling price of each performance obligation identified in the contract. Estimated selling prices for license rights are calculated using the residual approach. For all other performance obligations, we use a cost-plus margin approach.

Timing of Recognition

Significant management judgment is required to determine the level of effort required under an arrangement and the period over which we expect to complete our performance obligations under an arrangement. We estimate the performance period or measure of progress at the inception of the arrangement and re-evaluate it each reporting period. This re-evaluation may shorten or lengthen the period over which revenue is recognized. Changes to these estimates are recorded on a cumulative catch-up basis. If we cannot reasonably estimate when our performance obligations either are completed or become inconsequential, then revenue recognition is deferred until we can reasonably make such estimates. Revenue is then recognized over the remaining estimated period of performance using the cumulative catch-up method. Revenue is recognized for licenses or sales of functional intellectual property at the point in time the customer can use and benefit from the license. For performance obligations that are services, revenue is recognized over time proportionate to the costs that we have incurred to perform the services using the cost-to-cost input method.

Contract Assets and Liabilities

The following table presents the activity related to our accounts receivable for the years ended December 31, 2023 and 2022.

(In thousands)
Balance at January 1, 2022	$112
Additions	557
Deductions	(633)
Balance at December 31, 2022	$36
Additions	184
Deductions	(174)
Balance at December 31, 2023	$46

Research and Development Costs and Related Accrual

Research and development expenses include internal and external costs. Internal costs include salaries and employment related expenses, facility costs, administrative expenses and allocations of corporate costs. External expenses consist of costs associated with outsourced contract research organization (“CRO”) activities, sponsored research studies, product registration, and investigator sponsored trials. We also record accruals for estimated ongoing clinical trial costs. Clinical trial costs represent costs incurred by CROs and clinical sites. These costs are recorded as a component of research and development expenses. Under our agreements, progress payments are typically made to investigators, clinical sites and CROs. We analyze the progress of the clinical trials, including levels of patient enrollment, invoices received and contracted costs when evaluating the adequacy of accrued liabilities. Significant judgments and estimates must be made and used in determining the accrued balance in any accounting period. Actual results could differ from those estimates under different assumptions. Revisions are charged to expense in the period in which the facts that give rise to the revision become known.

F-12

Net Loss Per Share

Basic net loss per share excludes the effect of dilution and is computed by dividing net loss by the weighted-average number of shares outstanding for the period. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue shares were exercised into shares. In calculating diluted net loss per share, the denominator is increased to include the number of potentially dilutive common shares assumed to be outstanding during the period using the treasury stock method. Basic and diluted net loss per share was the same for each of the periods presented.

The table below presents common shares underlying stock options and warrants that are excluded from the calculation of the weighted average number of shares of common stock outstanding used for the calculation of diluted net loss per common share. These are excluded from the calculation due to their anti-dilutive effect for the years ended (in thousands):

	December 31,
	2023	2022
Weighted-average anti-dilutive common shares resulting from stock options and awards	70	48
Weighted-average anti-dilutive common shares resulting from warrants	427	283
	497	331

Leases

We determine whether the arrangement is or contains a lease at inception. Operating lease right-of-use assets and lease liabilities are recognized at the present value of the future lease payments at commencement date. The interest rate implicit in lease contracts is typically not readily determinable, and therefore, we utilize our incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Certain adjustments to the right-of-use asset may be required for items such as initial direct costs paid or incentives received.

Lease expense is recognized over the expected term on a straight-line basis. Operating leases are recognized on our balance sheet as right-of-use assets, operating lease liabilities current and operating lease liabilities non-current.

The following table presents the minimum lease payments of our operating lease as of December 31, 2023 (in thousands):

Year ending December 31, 2024	$66
Total minimum lease payments (base rent)	66
Less: imputed interest	(1)
Total operating lease liabilities	$65

Subsequent Events

We have evaluated events that have occurred subsequent to December 31, 2023 and through the date that the financial statements are issued. See Note 13. Subsequent Events.

F-13

Fair Value Measurements

We measure the fair value of financial assets and liabilities based on authoritative guidance which defines fair value, establishes a framework consisting of three levels for measuring fair value, and requires disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable;

Level 3 – inputs that are unobservable (for example cash flow modelling inputs based on assumptions).

Financial instruments, including receivables, accounts payable and accrued liabilities are carried at cost, which we believe approximates fair value due to the short-term nature of these instruments. The approximately $2.6 million fair value of money market funds as of December 31, 2022, included in our cash and cash equivalents are classified as Level 1 and were derived from quoted market prices as active markets for these instruments exist. We had no money market funds included in our cash and cash equivalents as of December 31, 2023.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses, which requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. The amendments in this ASU are effective beginning on January 1, 2023. The adoption of Topic 326 did not have a material impact on our condensed financial statements and disclosures.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform, which provides companies with optional guidance, including expedients and exceptions for applying GAAP to contracts and other transactions affected by reference rate reform, such as the London Interbank Offered Rate (“LIBOR”). This new standard was effective upon issuance and generally can be applied to applicable contract modifications through December 31, 2023. The adoption of ASU No. 2020-04 did not have a material impact on our condensed financial statements and disclosures.

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments. ASU 2020-06 eliminates certain models that require separate accounting for embedded conversion features, in certain cases. Additionally, among other changes, the guidance eliminates certain of the conditions for equity classification for contracts in an entity’s own equity. The guidance also requires entities to use the if converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. This guidance is effective beginning after December 15, 2023 and must be applied using either a modified or full retrospective approach. Early adoption is permitted. The adoption of ASU No. 2020-06 did not have a material impact on our condensed financial statements and disclosures.

2.	Property and Equipment

Property and equipment consisted of the following (in thousands):

	As of December 31,
	2023	2022
Furniture and office equipment	$132	$132
Laboratory equipment	-	1,108
Computer equipment	579	577
	711	1,817
Less accumulated depreciation and amortization	(706)	(1,593)
Property and equipment, net	$5	$224

F-14

3.	JT Pharmaceuticals Asset Purchase Agreement

In October 2020, we entered into an asset purchase agreement with JT Pharmaceuticals, Inc. (“JT Pharma”) (the “JT Agreement”) to acquire JT Pharma’s kappa opioid agonist peptide, TP-2021 (formerly JT-09) for use in combination with our ProNeura long-term, continuous drug delivery technology, for the treatment of chronic pruritus and other medical conditions. Under the terms of the JT Agreement, JT Pharma received a $15,000 closing payment and is entitled to receive future milestone payments, payable in cash or in stock, based on the achievement of certain developmental and regulatory milestones, and single-digit percentage earn-out payments on net sales of the product if successfully developed and approved for commercialization. In January 2022, we entered into an agreement with JT Pharma to clarify certain provisions of the JT Agreement pursuant to which we agreed that the proof-of-concept milestone provided for in the JT Agreement was achieved and made a payment of $100,000 and issued 2,552 shares of our common stock to JT Pharma. The related expense is included in research and development expenses in our statements of operations.

4.	Ocular Therapeutix License Agreement

In December 2022, we entered into a license agreement with Ocular Therapeutix, Inc.(“Ocular”) (the “Ocular Agreement”) to license the exclusive rights to certain patent applications for ophthalmic uses in both humans and nonhuman animals in the United States (the “Licensed Patents”). The grant of the Ocular license by us to Ocular is for an exclusive (even as to us), perpetual, fully paid-up license to use the Licensed Patents. The license comes with the right to sublicense. The Ocular paid us a one-time fee of $50,000. Ocular shall make additional payments upon the achievement of certain milestone events as set forth in the License Agreement. The Ocular Agreement was included in the ProNeura Assets sold to Fedson.

5.	Commitments and Contingencies

Lease Commitments

We lease our office facility under an operating lease that expires in June 2024. Rent expense associated with this lease was approximately $0.1 million for each of the years ended December 31, 2023 and 2022.

Guarantees and Indemnifications

As permitted under Delaware law and in accordance with our Bylaws, we indemnify our officers and directors for certain events or occurrences while the officer or director is or was serving at our request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum amount of potential future indemnification is unlimited; however, we have a director and officer insurance policy that limits our exposure and may enable us to recover a portion of any future amounts paid. We believe the fair value of these indemnification agreements is minimal. Accordingly, we have not recorded any liabilities for these agreements as of December 31, 2023 or 2022.

In the normal course of business, we have commitments to make certain milestone payments to various clinical research organizations in connection with our clinical trial activities. Payments are contingent upon the achievement of specific milestones or events as defined in the agreements, and we have made appropriate accruals in our financial statements for those milestones that were achieved as of December 31, 2023. We also provide indemnifications of varying scope to our CROs and investigators against claims made by third parties arising from the use of our products and processes in clinical trials. Historically, costs related to these indemnification provisions were immaterial. We also maintain various liability insurance policies that limit our exposure. We are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations.

F-15

Legal Proceedings

In the normal course of business, we have been and will likely continue to be subject to other litigation or administrative proceedings incidental to our business, such as claims related to compliance with regulatory standards. customer disputes, employment practices, wage and hour disputes, product liability, professional liability, malpractice liability, commercial disputes, licensure restrictions or denials, and warranty or patent infringement. Responding to litigation or administrative proceedings, regardless of whether they have merit, can be expensive and disruptive to normal business operations. We are not able to predict the timing or outcome of these matters and currently do not expect that the resolution of these matters will have a material adverse effect on our financial position or results of operations.

In 2020, a legal proceeding was initiated against us by a former employee alleging wrongful termination, retaliation, infliction of emotional distress, negligent supervision, hiring and retention and slander. An independent investigation into this individual’s allegations of whistleblower retaliation, while still an employee, was conducted utilizing an outside investigator and concluded that such allegations were not substantiated. In September 2023, Fedson, as consideration for the Asset Purchase Agreement, agreed to assume all liabilities related to this pending employment claim (See Note 6. Asset Sale).

6.	Asset Sale

In July 2023, we entered into the Asset Purchase Agreement with Fedson for the sale of the ProNeura Assets, with closing occurring on September 1, 2023. The ProNeura Assets constituted only a portion of our assets. In August 2023, we entered into an Amendment to the Asset Purchase Agreement, pursuant to which Fedson agreed to purchase our ProNeura Assets for a purchase price of $2.0 million, consisting of (i) $500,000 in readily available funds, paid in full on the Closing Date, (ii) $500,000 in the form of the Cash Note and (iii) $1,000,000 in the form of the Escrow Note. We will also be eligible to receive potential milestone payments of up to $50 million on future net sales of the products and certain royalties on future net sales of the products. As further consideration, Fedson assumed all liabilities related to a pending employment claim against us. On the Closing Date, Fedson delivered a written guaranty by a principal of Fedson of all of Fedson’s obligations under both the Cash Note and Escrow Note. The Cash Note included provisions, which Fedson has exercised, allowing Fedson to extend the maturity date of the Cash Note to November 1, 2023 and again to December 1, 2023 upon payment of $5,000 for each extension. The Cash Note and Escrow Note were paid in December 2023 and January 2024, respectively. We received the funds from the escrow account in February 2024.

7.	Stockholders’ Equity

Common Stock

Our common stock outstanding as of December 31, 2023 and December 31, 2022 was 781,503 shares and 750,815 shares, respectively.

Annual Meeting of Stockholders

In June 2023, our stockholders approved an amendment to the 2015 Omnibus Equity Incentive Plan (the “2015 Plan”) to increase the number of authorized shares to 125,000 shares.

September 2023 Preferred Stock

In September 2023, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with The Sire Group Ltd. (“Sire Group” or the “Investor”), pursuant to which we agreed to issue 950,000 shares of our Series AA Convertible Preferred Stock, par value $0.001 per share (the “Series AA Preferred Stock”) to the Investor at a price of $10.00 per share, for an aggregate purchase price of $9.5 million. The purchase price consisted of (i) $5.0 million in cash at closing and (ii) $4.5 million in the form of a promissory note from Sire Group which was paid off in September 2023.

F-16

Each share of Series AA Preferred Stock will be convertible, at the holder’s option at any time, into shares of our common stock at a conversion rate equal to the quotient of (i) the stated value of such share divided by (ii) the initial conversion price of $9.32, subject to specified adjustments as set forth in the Certificate of Designations, Preferences and Rights of Series AA Convertible Preferred Stock (the “Certificate of Designations”). The Series AA Preferred Stock contains limitations that prevent the Investor from acquiring the lower of either (i) the maximum percentage of common stock permissible under the rules and regulations of The Nasdaq Stock Market (“Nasdaq”) without first obtaining shareholder approval or (ii) 19.99% of our outstanding common stock.

The holder of the Series AA Preferred Stock is entitled to receive dividends on shares of the Series AA Preferred Stock equal (on an as-if-converted-to-common-stock basis) to and in the same form as dividends actually paid on shares of the common stock. No other dividends will be paid on shares of the Series AA Preferred Stock. Any shares of Series AA Preferred Stock may, at the option of the holder, be converted at any time into that number of shares of common stock at the conversion price set forth above. Without approval of holders of a majority of the outstanding Series AA Preferred Stock, we may not (a) alter or adversely change the powers, preferences or rights given to the Series AA Preferred Stock, (b) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of the Series AA Preferred Stock, (c) increase the number of authorized shares of the Series AA Preferred Stock, (d) enter into or consummate any Fundamental Transaction (as defined in the Certificate of Designations), or (e) enter into any agreement with respect to any of the foregoing. In the event of any liquidation, dissolution or winding up, the holder of the Series AA Preferred Stock will be entitled to receive out of the assets, whether capital or surplus, the same amount that a holder of common stock would receive if the Series AA Preferred Stock were fully converted to common stock, which amounts shall be paid pari passu with all holders of common stock.

Amendment to Bylaws

In July 2022, the Board amended our Bylaws to effect certain enhancements to the ability of stockholders to call for a special meeting of stockholders and make changes to the composition of the Board. This included (i) reducing the holdings required for stockholders to call a special meeting of stockholders from a majority to twenty-five percent (25%); (ii) enabling increases in the size of the Board to be effectuated by stockholders or directors at any annual or special meeting or by stockholder action by written consent in lieu of a meeting; (iii) provide that Board vacancies and newly created directorships resulting from action taken by the stockholders at a meeting or by written consent in lieu thereof shall be filled initially by the stockholders.

Activist Investing, LLC

In July 2022, we received a letter from Activist requesting that our Board call the Special Meeting in accordance with Article II, Section 5 of our Bylaws, as amended.in order for stockholders to consider and vote upon the following two proposals:

●	An increase in the size of the Board by six (6) members from five (5) members to eleven (11) members in total; and

●	The election of Activist’s six nominees to serve as directors to fill the vacancies left by the foregoing increase.

In accordance with Activist’s request, the Board set the record date for the Special Meeting as July 22, 2022, and the Special Meeting was held on August 15, 2022, resulting in the approval of the increase in the size of the Board and the election of the six nominees.

February 2022 Offerings

In February 2022, we completed a registered direct offering with an accredited investor pursuant to which we issued an aggregate of 55,000 shares of our common stock and 113,712 pre-funded warrants to purchase shares of our common stock, with an exercise price of $0.02 per share. In a concurrent private placement, we sold unregistered pre-funded warrants to purchase an aggregate of 64,490 shares of common stock with an exercise price of $0.02 per share and issued unregistered five year and six month warrants to purchase an aggregate of 233,202 shares of common stock with an exercise price of $22.80. The unregistered warrants were registered in April 2022. The warrants were classified as equity. The net cash proceeds from these offerings were approximately $5.0 million after deduction of underwriting fees and other offering expenses.

F-17

Warrant Exercises

In March 2022, we received approximately $1,000 from the exercise of 48,712 pre-funded warrants issued in the February 2022 registered direct offering.

In April 2022, we received approximately $1,300 from the exercise of 65,000 pre-funded warrants issued in the February 2022 registered direct offering.

In May 2022, we received approximately $1,290 from the exercise of 64,490 pre-funded warrants issued in the February 2022 private placement.

JT Pharma Milestone

In January 2022, we entered into an agreement with JT Pharma to clarify certain provisions of the JT Agreement pursuant to which we agreed that the proof-of-concept milestone provided for in the JT Agreement was achieved and made a payment of $100,000 and issued 2,552 shares of our common stock to JT Pharma.

Restricted Shares

In October 2023, we agreed to issue 2,500 restricted shares of our common stock pursuant to a settlement agreement with MDM Worldwide Solutions, Inc. The shares vested immediately. We recorded related expenses of approximately $25,000 during the year ended December 31, 2023

In November 2022, we agreed to issue 16,854 shares of our common stock to Maxim Group, LLC in connection with the entry into an amendment to our existing advisory agreement. The shares vested immediately. We recorded related expenses of approximately $0.3 million during the year ended December 31, 2022.

In August 2022, we agreed to issue 2,500 shares of our common stock pursuant to an advisory services agreement with MDM Worldwide Solutions, Inc. The shares vested immediately. We recorded related expenses of approximately $79,000 during the year ended December 31, 2022.

The following table summarizes restricted stock activity:

December 31,
2023
Outstanding at December 31, 2022	-
Issued	2,500
Forfeited or expired	-
Released	(2,500)
Outstanding at December 31, 2023	-

As of December 31, 2023, the following warrants to purchase shares of our common stock were outstanding (in thousands, except per share price):

Date Issued	Expiration Date	Exercise Price	Outstanding
07/27/2017	07/27/2024	$900.00	1
08/09/2019	02/09/2025	$642.00	5
10/18/2019	10/18/2024	$9.30	12
01/09/2020	07/09/2025	$150.00	15
10/30/2020	12/01/2025	$60.00	82
01/20/2021	07/26/2026	$71.00	136
02/04/2022	08/04/2027	$22.80	233
			484

F-18

Shares Reserved for Future Issuance

As of December 31, 2023, shares of common stock reserved by us for future issuance consisted of the following (in thousands):

Stock options outstanding	93
Shares issuable upon the exercise of warrants	484
577

8.	Stock Plans

In August 2015, our stockholders approved the 2015 Plan. The 2015 Plan, as subsequently amended, authorizes a total of 125,000 shares of our common stock for issuance to employees, directors, officers, consultants and advisors. As of December 31, 2023, options to purchase 3,750 shares of our common stock were available for grant and 93,059 shares of our common stock were outstanding under the 2015 Plan.

In February 2014, our Board adopted the 2014 Incentive Plan (the “2014 Plan”), pursuant to which 30 shares of our common stock are currently authorized for issuance to employees, directors, officers, consultants and advisors. The 2014 Plan was terminated upon the approval of the 2015 Plan. As of December 31, 2023, options to purchase 30 shares of our common stock were outstanding under the 2014 Plan.

The following table summarizes option activity for the year ended December 31, 2023:

	Shares (in thousands)	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2023	46	$164.95	8.34	$-
Granted	79	17.23		283
Released	(28)	-		-
Cancelled/expired	(4)	479.56		-
Outstanding at December 31, 2023	93	$73.46	8.35	$-
Exercisable at December 31, 2023	93	$73.46	8.35	$-

We use the Black-Scholes-Merton option-pricing model with the following assumptions to estimate the stock-based compensation expense:

	For the Years Ended December 31,
	2023	2022
Weighted-average risk-free interest rate	4.1%	1.9%
Expected dividend payments	-	-
Expected holding period (years)(1)	5.28	5.26
Weighted-average volatility factor(2)	1.10	1.16
Estimated forfeiture rates for options granted(3)	7%	6%

(1)	Expected holding period is based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and the expectations of future employee behavior.
(2)	Weighted average volatility is based on the historical volatility of our common stock.
(3)	Estimated forfeiture rates are based on historical data.

F-19

Based upon the above methodology, the weighted-average fair value of options and awards granted during the years ended December 31, 2023 and 2022 was $17.66 and $19.00, respectively.

The following table summarizes the stock-based compensation expense (in thousands):

	For the Years Ended December 31,
	2023	2022
Research and development	$112	$553
General and administrative	901	394
Total stock-based compensation expenses	$1,013	$947

As of December 31, 2023, there was no unrecognized compensation expense related to non-vested stock options subject to shareholder approval.

On August 2, 2022, our Board of Directors (the “Board”), modified the outstanding options to purchase common stock under our 2015 Plan, to allow for the acceleration of vesting of all unvested 2015 Plan options in the event of a change in control through the election of a majority of new members to our Board.

On August 15, 2022, the Special Meeting was held at the request of Activist, to increase the size of our Board from five members to eleven members and elect Activist’s slate of six nominees to serve as directors in addition to the existing five Board members. As a result of the change of control, all unvested options granted under the 2015 Plan prior to August 15, 2022, immediately became vested. We recognized approximately $0.5 million of stock-based compensation related to the acceleration of vesting.

During August and September 2022, our Board granted 6,250 options to purchase common stock at $30.40 per share and 45,000 options to purchase common stock at $26.20 per share which are subject to shareholder approval of an amendment to increase the number of shares reserved for issuance under our 2015 Plan. The options vest monthly over a 12-month period from the grant dates. The shares underlying these options were approved by our stockholders on June 29, 2023 and have been included in the table above as of December 31, 2023.

In July 2023, our Board granted, pursuant to our 2015 Plan, an aggregate of 22,500 shares of fully vested unrestricted common stock to seven members of the Board of Directors and one member of the management team. As a result, we recognized non-cash stock compensation of approximately $235,000.

In September 2023, our Board granted, pursuant to our 2015 Plan an aggregate of 5,691 shares of fully vested unrestricted common stock to six members of the Board of Directors and one member of the management team. The Board conditioned the grant on the filing of a Form S-8 registration statement to register the common shares authorized for issuance under the 2015 Plan, which occurred on October 25, 2023. As a result, we recognized non-cash stock compensation of approximately $48,000.

F-20

9.	Income Taxes

As of December 31, 2023, we had federal net operating loss carryforwards of approximately $157.2 million that expire at various dates through 2037 and approximately $57.5 million which do not expire but are subject to 80% taxable income limitations. As of December 31, 2023, we had federal research and development tax credits of approximately $5.9 million that expire at various dates through 2043. We also had net operating loss carryforwards for California income tax purposes of approximately $116.6 million that expire at various dates through 2043 and state research and development tax credits of approximately $9.2 million which do not expire.

Current federal and California tax laws include substantial restrictions on the utilization of net operating losses and tax credits in the event of an ownership change of a corporation under Internal Revenue Code Section 382 and 383.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and operating loss and credit carryforwards. Significant components of our deferred tax assets are as follows (in thousands):

	As of December 31,
	2023	2022
Deferred tax assets:
Net operating loss carryforwards	$53,225	$57,895
Research credit carryforwards	9,841	10,521
Other, net	1,980	1,968
Total deferred tax assets	65,046	70,384
Deferred tax liabilities:
Other, net	(19)	(46)
Total deferred tax liabilities	(19)	(46)
Valuation allowance	(65,027)	(70,338)
Net deferred tax assets	$-	$-

ASC 740 requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that management assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent on our ability to generate sufficient taxable income within the carryforward period. Because of our recent history of operating losses, our management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance.

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance decreased by approximately $5.3 million during 2023 and decreased by approximately $7.5 million during 2022.

The provision for income taxes consists of state minimum taxes due. The effective tax rate of our provision (benefit) for income taxes differs from the federal statutory rate as follows (in thousands):

	For the Years Ended December 31,
	2023	2022
Computed at 21%	$(1,084)	$(2,144)
State taxes	11	(488)
Change in valuation allowance	(5,310)	(7,545)
Other	2	-
Stock based compensation	218	627
Research and development credits	(233)	3,489
Tax attributes expirations	6,314	6,216
Impact of IRC 162m	83	(159)
Total	$1	$(4)

F-21

We had no unrecognized tax benefits, or any amounts accrued for interest and penalties for the three years ended December 31, 2023. Our policy is to recognize interest and penalties related to income taxes as a component of income tax expense. We do not expect the amount of unrecognized tax benefits will materially change in the next twelve months.

We file tax returns in the U.S. federal jurisdiction and various state jurisdictions. We are subject to the U.S. federal and state income tax examination by tax authorities for such years 2004 through 2023, due to net operating losses that are being carried forward for tax purposes.

10.	Discontinued Operations

The following table presents information related to assets and liabilities reported as discontinued operations in our balance sheet:

	December 31,
	2023	2022
	(In thousands)
Prepaid expenses and other current assets	$-	$14
Discontinued operations – current assets	$-	$14

Accounts payable	$-	$129
Discontinued operations – current liabilities	$-	$129

11.	Related Party Transactions

In July 2023, we received $250,000 in funding in exchange for the issuance of an unsecured promissory note for that principal amount to David E. Lazar, our Chief Executive Officer and prior chairman of our Board (the “Lazar Promissory Note”). Pursuant to the Lazar Promissory Note, the principal amount accrued interest at a rate of the Prime Rate + 2.00% per annum, and all principal and accrued interest were due and payable on the earlier of January 1, 2024 or such time as we receive debt or equity financing or proceeds in excess of $500,000 from the aforementioned transaction with Fedson. The loan was paid off in September 2023.

In August 2023, we received $500,000 in funding in exchange for the issuance of a convertible promissory note for that principal amount to Choong Choon Hau (the “Hau Promissory Note”). Pursuant to the Hau Promissory Note, the principal amount accrues interest at a rate of 10% per annum and is payable monthly. All principal and accrued interest was due and payable on January 8, 2024, unless extended as provided. All or part of the Hau Promissory Note can be converted into our common stock at a conversion price of $9.32 per share from time to time following the issuance date and ending on the maturity date. In March 2024, the Hau Promissory Note, along with accrued interest, was converted into 54,132 shares of our common stock.

In September 2023, we entered into the Securities Purchase Agreement with Sire Group, pursuant to which we agreed to issue 950,000 shares of our Series AA Preferred Stock to Sire Group at a price of $10.00 per share, for an aggregate purchase price of $9.5 million. The purchase price consisted of (i) $5.0 million in cash at closing and (ii) $4.5 million in the form of a promissory note from Sire Group which was paid off in September 2023.

During the years ended December 31, 2023 and 2022, we made payments related to legal fees of approximately $109,000 and $75,000, respectively, a law firm operated by one of our Board members.

F-22

12.	Restatement of Previously Issued Condensed Unaudited Financial Statements

During the preparation of our 2023 financial statements and notes thereto, we concluded that there was a material general and administrative expense and related balance sheet error in our previously issued unaudited condensed financial statements as of and for the quarterly and year to date period ended September 30, 2023 relating to the classification of payments made as issuance costs rather than as general and administrative period expense.

We noted that a payment in the amount of $406,000 was improperly classified as an issuance cost related to the Series AA Preferred Stock issuance when it should have been classified as a general and administrative expense during the three and nine months ended September 30, 2023.

This error in the accounting for issuance costs resulted in an understatement of additional paid in capital of $406,000 and an understatement of operating expenses and net loss of $406,000 as of and for the three and nine months ended September 30, 2023.

As a result of such error, we concluded that the previously issued unaudited financial statements for the three and nine months ended September 30, 2023 were materially misstated, and have restated them herein. The restatement corrections impact certain components within operating expense of the statements of operations, stockholders’ equity within the balance sheet and operating and financing cash flows within the statement of cash flows.

The following tables present the amounts previously reported, the restatement impact and the amount restated. The quarterly restatements will be effective with the filing of our future 2024 unaudited interim financial statement filings in Quarterly Reports on Form 10-Q.

The values as previously reported for the fiscal quarter ended September 30, 2023 were derived from our Quarterly Report on Form 10-Q filed on November 14, 2023 and do not give retroactive effect to a 1-for-20 reverse stock split effected on January 9, 2024. See Note 13. Subsequent Events.

F-23

TITAN PHARMACEUTICALS, INC.

CONDENSED BALANCE SHEETS

(in thousands, except share and per share data)

	As of September 30, 2023
		(unaudited)
	As	Restatement	As
	Reported	Impacts	Restated
Assets
Current assets:
Cash and cash equivalents	$8,096	$-	$8,096
Restricted cash	13	-	13
Receivables	26	-	26
Notes receivable	1,500	-	1,500
Inventory	-	-	-
Prepaid expenses and other current assets	244	-	244
Discontinued operations – current assets	20	-	20
Total current assets	9,899	-	9,899
Property and equipment, net	6	-	6
Other assets	-	-	-
Operating lease right-of-use assets, net	94	-	94
Total assets	$9,999	$-	$9,999

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$407	$-	$407
Note payable to related party	500	-	500
Other accrued liabilities	790	-	790
Operating lease liability, current	97	-	97
Deferred grant revenue	12	-	12
Discontinued operations – current liabilities	60	-	60
Total current liabilities	1,866	-	1,866
Operating lease liability, noncurrent	-	-	-
Total liabilities	1,866	-	1,866

Commitments and contingencies (Note 6)

Stockholders’ equity:
Preferred stock, at amounts paid-in, $0.001 par value per share; 5,000,000 shares authorized, 950,000 shares issued and outstanding at September 30, 2023 and no shares issued and outstanding at December 31, 2022.	1		1
Common stock, at amounts paid-in, $0.001 par value per share; 225,000,000 shares authorized, 15,016,295 shares issued and outstanding at September 30, 2023 and December 31, 2022.	15		15
Additional paid-in capital	397,977	406	398,383
Accumulated deficit	(389,860)	(406)	(390,266)
Total stockholders’ equity	8,133	-	8,133
Total liabilities and stockholders’ equity	$9,999	$-	$9,999

F-24

TITAN PHARMACEUTICALS, INC.

CONDENSED STATEMENTS OF OPERATIONS

(in thousands, except per share amount)

(unaudited)

	Three Months Ended September 30, 2023
	As	Restatement	As
	Reported	Impacts	Restated
Revenues:
License revenue	$-	$-	$-
Grant revenue	4	-	4
Total revenues	4	-	4
Operating expenses:
Research and development	424	-	424
General and administrative	1,641	406	2,047
Total operating expenses	2,065	406	2,471
Loss from operations	(2,061)	(406)	(2,467)
Other income (expense):
Interest income (expense)	(11)	-	(11)
Gain on asset sale	1,732	-	1,732
Other income (expense), net	2	-	2
Other income (expense), net	1,723	-	1,723
Net loss	$(338)	$(406)	$(744)
Basic and diluted net loss per common share	$(0.02)	$(0.03)	$(0.05)
Weighted average shares used in computing basic and diluted net loss per common share	15,016	15,016	15,016

TITAN PHARMACEUTICALS, INC.

CONDENSED STATEMENTS OF OPERATIONS

(in thousands, except per share amount)

(unaudited)

	Nine Months Ended September 30, 2023
	As	Restatement	As
	Reported	Impacts	Restated
Revenues:
License revenue	$1	$-	$1
Grant revenue	183	-	183
Total revenues	184	-	184
Operating expenses:
Research and development	1,426	-	1,426
General and administrative	4,104	406	4,510
Total operating expenses	5,530	406	5,936
Loss from operations	(5,346)	(406)	(5,752)
Other income (expense):
Interest income (expense)	18	-	18
Gain on asset sale	1,732	-	1,732
Other income (expense), net	(3)	-	(3)
Other income (expense), net	1,747	-	1,747
Net loss	$(3,599)	$(406)	$(4,005)
Basic and diluted net loss per common share	$(0.24)	$(0.03)	$(0.27)
Weighted average shares used in computing basic and diluted net loss per common share	15,016	15,016	15,016

F-25

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Nine Months Ended September 30, 2023
	As	Restatement	As
	Reported	Impacts	Restated
Cash flows from operating activities:
Net loss	$(3,599)	$(406)	$(4,005)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on sale of assets	(1,732)	-	(1,732)
Depreciation and amortization	109	-	109
Stock-based milestone payment	-	-	-
Stock-based compensation	965	-	965
Other	(1)	-	(1)
Changes in operating assets and liabilities:
Receivables	-	-	-
Inventory	-	-	-
Prepaid expenses and other assets	122	-	122
Accounts payable	(374)	-	(374)
Deferred grant revenue	(184)	-	(184)
Other accrued liabilities	(152)	-	(152)
Net cash used in operating activities	(4,846)	(406)	(5,252)

Cash flows from investing activities:
Proceeds from sale of assets	228	-	228
Net cash provided by investing activities	228	-	228

Cash flows from financing activities:
Net proceeds from equity offering	-	-	-
Net proceeds from issuance of preferred stock	9,094	406	9,500
Proceeds from short-term loans	750	-	750
Net proceeds from the exercises of common stock warrants	-	-	-
Payments on short-term loans	(250)	-	(250)
Net cash provided by financing activities	9,594	406	10,000

Net increase (decrease) in cash, cash equivalents and restricted cash	4,976	-	4,976
Cash, cash equivalents and restricted cash at beginning of period	3,133	-	3,133
Cash, cash equivalents and restricted cash at end of period	$8,109	$-	$8,109

Supplemental cash flow information:
Interest paid	$4	$-	$4
Inventory transferred with sale of assets	$106	$-	$106
Property and equipment, net, transferred with sale of assets	$109	$-	$109
Notes receivable received in connection with sale of assets	$1,500	$-	$1,500
Accounts payable related to sale of assets	$17	$-	$17
Other accrued liabilities transferred with sale of assets	$236	$-	$236

F-26

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed balance sheets that sum to the total of the same such amounts shown in the condensed statements of cash flows (in thousands):

2023
Cash and cash equivalents	$8,096
Restricted cash	13
Cash, cash equivalents and restricted cash shown in the condensed statements of cash flows	$8,109

13.	Subsequent Events

On January 9, 2024, pursuant to prior stockholder authorization, our Board effected a reverse split of the outstanding shares of our common stock at a ratio of one share for every twenty shares then outstanding (the “Reverse Split”). Pursuant to their respective terms, the number of shares underlying our outstanding options and warrants was reduced and their respective exercise prices increased by the Reverse Split ratio. The number of shares of common stock authorized and the par value of $0.001 per share did not change as a result of the Reverse Split. All share and per share amounts contained in this Annual Report on Form 10-K give retroactive effect to the Reverse Split.

In January 2024, Fedson paid off the $1.0 million Escrow Note. We received the funds from the escrow account in February 2024.

In March 2024, the Hau Promissory Note, along with accrued interest, was converted into 54,132 shares of our common stock.

***

F-27

TITAN PHARMACEUTICALS, INC.

CONDENSED BALANCE SHEETS

(in thousands, except share and per share data)

	September 30,	December 31,
	2024	2023
	(unaudited)	(Note 1)
Assets
Current assets:
Cash	$3,399	$6,760
Restricted cash	-	13
Receivables	38	46
Notes receivable	-	1,000
Related party receivable	14	-
Prepaid expenses and other current assets	151	199
Total current assets	3,602	8,018
Property and equipment, net	-	5
Operating lease right-of-use assets, net	-	63
Total assets	$3,602	$8,086

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$331	$348
Note payable to related party	-	500
Other accrued liabilities	-	519
Operating lease liability, current	-	65
Deferred grant revenue	-	12
Total current liabilities	331	1,444
Total liabilities	331	1,444

Commitments and contingencies (Note 4)

Stockholders’ equity:
Preferred stock, at amounts paid in, $0.001 par value per share; 5,000,000 shares authorized, 950,000 shares issued and outstanding at September 30, 2024 and December 31, 2023.	1	1
Common stock, at amounts paid-in, $0.001 par value per share; 225,000,000 shares authorized, 914,234 and 781,503 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively.	1	1
Additional paid-in capital	398,975	398,470
Accumulated deficit	(395,706)	(391,830)
Total stockholders’ equity	3,271	6,642
Total liabilities and stockholders’ equity	$3,602	$8,086

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-28

TITAN PHARMACEUTICALS, INC.

CONDENSED STATEMENTS OF OPERATIONS

(in thousands, except per share amount)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Revenues:
License revenue	$-	$-	$-	$1
Grant revenue	-	4	-	183
Total revenues	-	4	-	184
Operating expenses:
Research and development	-	424	-	1,426
General and administrative	714	1,641	3,851	4,104
Total operating expenses	714	2,065	3,851	5,530
Loss from operations	(714)	(2,061)	(3,851)	(5,346)
Other income (expense):
Interest income (expense)	-	(11)	1	18
Gain on asset sale	-	1,732	-	1,732
Other income (expense), net	(9)	2	(26)	(3)
Total other income (expense)	(9)	1,723	(25)	1,747
Net loss	$(723)	$(338)	$(3,876)	$(3,599)

Basic and diluted net loss per common share	$(0.79)	$(0.45)	$(4.34)	$(4.79)
Weighted average shares used in computing basic and diluted net loss per common share	914	751	894	751

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-29

TITAN PHARMACEUTICALS, INC.

CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands)

(unaudited)

Nine Months Ended September   30, 2024

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balances at December 31, 2023	950	$1	782	$1	$398,470	$(391,830)	$6,642
Net loss	-	-	-	-	-	(1,060)	(1,060)
Issuance of common stock upon conversion of note payable	-	-	54	-	504	-	504
Fractional shares issued due to reverse stock split	-	-	78	-	1	-	1
Balances at March 31, 2024	950	$1	914	$1	$398,975	$(392,890)	$6,087
Net loss	-	-	-	-	-	(2,093)	(2,093)
Balances at June 30, 2024	950	$1	914	$1	$398,975	$(394,983)	$3,994
Net loss	-	-	-	-	-	(723)	(723)
Balances at September 30, 2024	950	$1	914	$1	$398,975	$(395,706)	$3,271

Nine Months Ended September   30, 2023

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balances at December 31, 2022	-	$-	751	$1	$387,623	$(386,261)	$1,363
Net loss	-	-		-	-	(1,675)	(1,675)
Balances at March 31, 2023	-	-	751	$1	$387,623	$(387,936)	$(312)
Net loss	-	-	-	-	-	(1,586)	(1,586)
Stock-based compensation	-	-	-	-	864	-	864
Balances at June 30, 2023	-	$-	751	$1	$388,487	$(389,522)	$(1,034)
Net loss	-	-	-	-	-	(338)	(338)
Stock-based compensation	-	-	-	-	411	-	411
Issuance of preferred stock, net	950	1	-	-	9,093	-	9,094
Balances at September 30, 2023	950	$1	751	$1	$397,991	$(389,860)	$8,133

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-30

TITAN PHARMACEUTICALS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Nine months Ended
	September 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(3,876)	$(3,599)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on sale of assets	-	(1,732)
Depreciation and amortization	5	109
Stock-based compensation	-	965
Other	(2)	(1)
Changes in operating assets and liabilities:
Receivables	8	-
Notes receivable	1,000	-
Related party receivable	(14)	-
Prepaid expenses and other assets	48	122
Accounts payable	(17)	(374)
Deferred grant revenue	(12)	(184)
Other accrued liabilities	(514)	(152)
Net cash used in operating activities	(3,374)	(4,846)

Cash flows from investing activities:
Proceeds from sale of assets	-	228
Net cash provided by investing activities	-	228

Cash flows from financing activities:
Net proceeds from issuance of preferred stock	-	9,094
Proceeds from short-term loans	-	750
Payments on short-term loans	-	(250)
Net cash provided by financing activities	-	9,594

Net decrease in cash and restricted cash	(3,374)	4,976
Cash and restricted cash at beginning of period	6,773	3,133
Cash and restricted cash at end of period	$3,399	$8,109

Supplemental cash flow information:
Interest paid	$13	$4
Note payable to related party converted to common stock	$500	$-
Accrued interest net of tax converted to common stock	$4	$-
Disposal of fully depreciated property and equipment	$711	$-
Inventory transferred with sale of assets	$-	$106
Property and equipment, net, transferred with sale of assets	$-	$109
Notes receivable received in connection with sale of assets	$-	$1,500
Accounts payable related to sale of assets	$-	$17
Other accrued liabilities transferred with sale of assets	$-	$236

The following table provides a reconciliation of cash and restricted cash reported within the condensed balance sheets that sum to the total of the same such amounts shown in the condensed statements of cash flows (in thousands):

	September 30,
	2024	2023
Cash	$3,399	$8,096
Restricted cash	-	13
Cash and restricted cash shown in the condensed statements of cash flows	$3,399	$8,109

F-31

TITAN PHARMACEUTICALS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

1.	Organization and Summary of Significant Accounting Policies

The Company

Titan Pharmaceuticals, Inc. (“Titan” or the “Company” or “we,” “our” or “us”) is a pharmaceutical company that was previously developing therapeutics utilizing the proprietary long-term drug delivery platform, ProNeura®, for the treatment of select chronic diseases for which steady state delivery of a drug has the potential to provide an efficacy and/or safety benefit. ProNeura consists of a small, solid implant made from a mixture of ethylene-vinyl acetate and a drug substance. The resulting product is a solid matrix that is designed to be administered subdermally in a brief, outpatient procedure and is removed in a similar manner at the end of the treatment period.

Our first product based on the ProNeura technology was Probuphine® (buprenorphine implant), which is approved in the United States, Canada and the European Union (“EU”) for the maintenance treatment of opioid use disorder in clinically stable patients taking 8 milligrams or less a day of oral buprenorphine. While Probuphine continues to be commercialized in the EU (as Sixmo™) by another company that had acquired the rights from us, we discontinued commercialization of the product in the United States during the fourth quarter of 2020 and subsequently sold the product in September 2023. Discontinuation of our commercial operations allowed us to focus our limited resources on product development programs and transition back to a product development company.

In December 2021, we announced our intention to work with our financial advisor to explore strategic alternatives to enhance stockholder value, potentially including an acquisition, merger, reverse merger, other business combination, sales of assets, licensing or other transaction. In June 2022, we implemented a plan to reduce expenses and conserve capital that included a company-wide reduction in salaries and a scale back of certain operating expenses to enable us to maintain sufficient resources as we pursued potential strategic alternatives. In July 2022, David Lazar and Activist Investing LLC acquired an approximately 25% ownership interest in Titan, filed a proxy statement and nominated six additional directors, each of whom was elected to our board of directors (the “Board”) at a special meeting of stockholders held on August 15, 2022 (the “Special Meeting”). The exploration and evaluation of possible strategic alternatives by the Board has continued following the Special Meeting. Following the election of the new directors at the Special Meeting, Dr. Marc Rubin was replaced as our Executive Chairman, and David Lazar assumed the role of Chief Executive Officer. In connection with the termination of his employment as Executive Chairman, Dr. Rubin received aggregate severance payments of approximately $0.4 million. In December 2022, we implemented additional cost reduction measures including a reduction in our workforce. In June 2023, David Lazar sold his approximately 25% ownership interest in Titan to Choong Choon Hau. Mr. Lazar resigned his position as the Company’s Chief Executive Officer in April 2024. Our Chairman of the Board of Directors, Seow Gim Shen, assumed the position as our Chief Executive Officer in April 2024.

On September 1, 2023 (the “Closing Date”), we closed on the sale of certain ProNeura assets, including our portfolio of drug addiction products, in addition to other early development programs based on the ProNeura drug delivery technology (the “ProNeura Assets”). In July 2023, we entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Fedson, Inc., a Delaware corporation (“Fedson”), for the sale of the ProNeura Assets. Our addiction portfolio consisted of the Probuphine and Nalmefene implant programs. The ProNeura Assets constituted only a portion of our assets. In August 2023, we entered into an Amendment and Extension Agreement (the “Amendment”) to the Asset Purchase Agreement, pursuant to which Fedson agreed to purchase our ProNeura Assets for a purchase price of $2.0 million, consisting of (i) $500,000 in readily available funds, paid in full on the Closing Date, (ii) $500,000 in the form of a promissory note due and payable on October 1, 2023 (the “Cash Note”) and (iii) $1,000,000 in the form of a promissory note due and payable on January 1, 2024 (the “Escrow Note”). We will also be eligible to receive potential milestone payments of up to $50 million on future net sales of the products and certain royalties on future net sales of the products. As further consideration, Fedson assumed all liabilities related to a pending employment claim against us. On the Closing Date, Fedson delivered a written guaranty by a principal of Fedson of all of Fedson’s obligations under both the Cash Note and Escrow Note. The Cash Note included provisions, which Fedson has exercised, allowing Fedson to extend the payment of the Cash Note to November 1, 2023 and again to December 1, 2023 upon payment of $5,000 for each extension. The Cash Note and Escrow Note were paid in December 2023 and January 2024, respectively. We received the funds from the escrow account in February 2024.

F-32

In April 2024, David Lazar, our Chief Executive Officer, Kate Beebe DeVarney, Ph.D., our President and Chief Operating Officer and a member of our Board of Directors, and three other members of our Board of Directors, Eric Greenberg, Matthew C. McMurdo and David Natan, resigned their positions with the Company. Pursuant to the terms of their respective settlement agreements, we made payments in aggregate of approximately $1.2 million. The Board of Directors subsequently appointed Firdauz Edmin Bin Mokhtar and Francisco Osvaldo Flores García as independent directors of the Company to fill two of the vacancies created by the resignations. In addition, Mr. Seow Gim Shen was appointed as Chief Executive Officer and Principal Financial Officer and served in such positions until his resignation on October 24, 2024.

On August 19, 2024, the Company entered into a Merger and Contribution and Share Exchange Agreement (the “Merger Agreement”) regarding a business combination with TalenTec Sdn. Bhd., f/k/a KE Sdn. Bhd. (“TalenTec”). The Merger Agreement was approved by our Board of Directors. If the Merger Agreement is approved by Company stockholders and TalenTec shareholders (and the other closing conditions are satisfied or waived in accordance with the Merger Agreement), and upon consummation of the transactions contemplated by the Merger Agreement (the “Merger Closing”), the Company will be combined with TalenTec in a “reverse merger” transaction consisting of two steps:

1.	TTNP Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of BSKE Limited (“BSKE”), a Cayman Islands exempted company, will merge with and into the Company(the “Merger”); the separate existence of Merger Sub will cease; and the Company will be the surviving corporation of the Merger and a direct wholly owned subsidiary of BSKE.

2.	Within five business days of the filing by the Company and BSKE of a proxy statement/prospectus relating to the proposed transaction, shareholders of TalenTec may elect to enter into a share exchange agreement (the “Share Exchange Agreement”) with the Company and BSKE, pursuant to which, immediately following the Merger, each TalenTec shareholder entering into the Share Exchange Agreement will contribute and exchange all of his TalenTec shares in exchange for ordinary shares of BSKE. The Company may terminate the Merger Agreement if fewer than all TalenTec shareholders enter into the Share Exchange Agreement within the specified period.

Completion of the Merger is subject to the approval of the Merger by Company stockholders and the issuance of shares related to the Merger, approval of the listing of BSKE ordinary shares on the Nasdaq Capital Market, post-Merger, and satisfaction or waiver of other customary conditions set forth in the Merger Agreement. Accordingly, there can be no assurance that the proposed Merger will be consummated.

All share and per share amounts give retroactive effect to a 1-for-20 reverse stock split effected on January 9, 2024 (see Note 6. Stockholders’ Equity).

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statement presentation. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2024 are not necessarily indicative of the results that may be expected for the year ending December 31, 2024, or any future interim periods.

The balance sheet as of December 31, 2023 is derived from the audited financial statements at that date but does not include all the information and footnotes required by GAAP for complete financial statements. These unaudited condensed financial statements should be read in conjunction with the audited financial statements and footnotes thereto included in the Titan Pharmaceuticals, Inc. Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the Securities and Exchange Commission.

The accompanying condensed financial statements have been prepared assuming we will continue as a going concern.

As of September 30, 2024, we had cash and cash equivalents of approximately $3.4 million, which we believe is sufficient to fund our planned operations through the fourth quarter of 2025. We are exploring several financing and strategic alternatives; however, there can be no assurance that our efforts will be successful.

Going Concern Assessment

We assess going concern uncertainty in our condensed financial statements to determine if we have sufficient cash on hand and working capital, including available borrowings on loans, to operate for a period of at least one year from the date the condensed financial statements are issued or available to be issued, which is referred to as the look-forward period as defined by Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. As part of this assessment, based on conditions that are known and reasonably knowable to us, we will consider various scenarios, forecasts, projections, estimates and will make certain key assumptions, including the timing and nature of projected cash expenditures or programs, and its ability to delay or curtail expenditures or programs, if necessary, among other factors. Based on this assessment, as necessary or applicable, we make certain assumptions around implementing curtailments or delays in the nature and timing of programs and expenditures to the extent we deem probable those implementations can be achieved, and we have the proper authority to execute them within the look-forward period in accordance with ASU No. 2014-15.

Based upon the above assessment, we concluded that, at the date of filing the condensed financial statements in this Quarterly Report on Form 10-Q for the nine months ended September 30, 2024, we have sufficient cash to fund our operations for the next 12 months without additional funds.

F-33

Use of Estimates

The preparation of condensed financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the condensed financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-Based Compensation

We recognize compensation expense using a fair-value based method for all stock-based payments including stock options and restricted stock awards and stock issued under an employee stock purchase plan. These standards require companies to estimate the fair value of stock-based payment awards on the date of grant using an option pricing model. See Note 2. Stock Plans for a discussion of our stock-based compensation plans.

Cash and Cash Equivalents

Our investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We select investments that maximize interest income to the extent possible given these two constraints. We satisfy liquidity requirements by investing excess cash in securities with different maturities to match projected cash needs and limit concentration of credit risk by diversifying our investments among a variety of high credit-quality issuers and limit the amount of credit exposure to any one issuer. The estimated fair values have been determined using available market information. We do not use derivative financial instruments in our investment portfolio.

All investments with original maturities of three months or less are considered to be cash equivalents. We had no money market funds as of September 30, 2024 and December 31, 2023, included in our cash and cash equivalents.

We maintain significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on our financial condition, results of operations, and cash flows.

Restricted Cash

In accordance with ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, we explain the change during the period in the total of cash, cash equivalents and restricted cash, and include restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the condensed statements of cash flows.

Prepaid Expenses and Other Current Assets

Prepaid Expenses and Other Current Assets consist primarily of prepaid insurance, prepaid rent, prepaid payroll and other expenses. Prepaid expenses are recorded at cost and are amortized over the periods benefited using the straight-line method. The Company reviews prepaid expenses at each balance sheet date and adjusts the carrying amounts as necessary to reflect the remaining estimated benefit.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

Revenue Recognition

We generate revenue principally from collaborative research and development arrangements and government grants.

Grant Revenue

We had contracts with National Institute on Drug Abuse or NIDA, within the U.S. Department of Health and Human Services, the Bill & Melinda Gates Foundation, and other government-sponsored organizations for research and development related activities that provided for payments for reimbursed costs, which may have included overhead and general and administrative costs. We recognized revenue from these contracts as we performed services under these arrangements when the funding was committed. Associated expenses were recognized when incurred as research and development expense. Revenues and related expenses are presented gross in the condensed statements of operations.

F-34

Receivables

The following table presents the activity related to our receivables for the nine months ended September 30, 2024.

(in thousands)
Balance at January 1, 2024	$46
Deductions	(8)
Balance at September 30, 2024	$38

Research and Development Costs and Related Accrual

Research and development expenses include internal and external costs. Internal costs include salaries and employment related expenses, facility costs, administrative expenses and allocations of corporate costs. External expenses consist of costs associated with outsourced contract research organization activities, sponsored research studies, product registration, and investigator sponsored trials. Significant judgments and estimates must be made and used in determining the accrued balance in any accounting period. Actual results could differ from those estimates under different assumptions. Revisions are charged to expense in the period in which the facts that give rise to the revision become known.

Leases

We determine whether the arrangement is or contains a lease at inception. Operating lease right-of-use assets and lease liabilities are recognized at the present value of the future lease payments at commencement date. The interest rate implicit in lease contracts is typically not readily determinable, and therefore, we utilize our incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Certain adjustments to the right-of-use asset may be required for items such as initial direct costs paid or incentives received.

Lease expense is recognized over the expected term on a straight-line basis. Operating leases are recognized on our condensed balance sheets as right-of-use assets, operating lease liabilities current and operating lease liabilities non-current.

The operating lease expired on June 30, 2024.

Recent Accounting Pronouncements

There are no recent accounting pronouncements that will have a material impact on our condensed financial statements.

Fair Value Measurements

Financial instruments, including receivables, accounts payable and accrued liabilities, are carried at cost, and their fair values are approximated due to the short-term nature of these instruments.

F-35

2.	Stock Plans

The following table summarizes option activity:

	Options (in thousands)	Weighted Average Exercise Price per share	Weighted Average Remaining Option Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2023	93	$73.46	8.35	$-
Outstanding at September 30, 2024	93	71.75	7.29	-
Exercisable at September 30, 2024	93	71.75	7.29	-

The following table summarizes the stock-based compensation expense recorded for awards under our stock option plans:

	Nine Months Ended
	September 30,
(in thousands)	2024	2023
Research and development	$-	$106
Selling, general and administrative	-	859
Total stock-based compensation	$-	$965

We use the Black-Scholes-Merton option-pricing model to estimate the fair value of our stock options. There were no options granted or shares awarded during the nine months ended September 30, 2024 and 2023.

As of September 30, 2024, there was no unrecognized compensation expense related to non-vested stock options.

3.	Net Loss Per Share

The table below presents common shares underlying stock options and warrants that are excluded from the calculation of the weighted average number of common shares outstanding used for the calculation of diluted net loss per common share. These are excluded from the calculation due to their anti-dilutive effect:

	Nine Months Ended
	September 30,
(in thousands)	2024	2023
Weighted-average anti-dilutive common shares resulting from options	93	1,241
Weighted-average anti-dilutive common shares resulting from convertible note	8	170
Weighted-average anti-dilutive common shares resulting from convertible preferred	355	1,269
Weighted-average anti-dilutive common shares resulting from warrants	476	7,678
	932	10,358

F-36

4.	Commitments and Contingencies

Lease Commitments

We leased our office facility under an operating lease that expired in June 2024. Rent expense associated with this lease was approximately $0 and $32,000 for the three months ended September 30, 2024 and 2023, respectively, and $64,000 and $96,000 for the nine months ended September 30, 2024 and 2023, respectively.

Legal Proceedings

In 2020, a legal proceeding was initiated against us by a former employee alleging wrongful termination, retaliation, infliction of emotional distress, negligent supervision, hiring and retention and slander. An independent investigation into this individual’s allegations of whistleblower retaliation, while still an employee, was conducted utilizing an outside investigator and concluded that such allegations were not substantiated. In September 2023, Fedson, as consideration for the Asset Purchase Agreement, agreed to assume all liabilities related to this pending employment claim (see Note 5. Asset Sale).

5.	Asset Sale

In July 2023, we entered into the Asset Purchase Agreement with Fedson for the sale of the ProNeura Assets, with closing occurring on September 1, 2023. The ProNeura Assets constituted only a portion of our assets. In August 2023, we entered into an Amendment to the Asset Purchase Agreement, pursuant to which Fedson agreed to purchase our ProNeura Assets for a purchase price of $2.0 million, consisting of (i) $500,000 in readily available funds, paid in full on the Closing Date, (ii) $500,000 in the form of the Cash Note and (iii) $1,000,000 in the form of the Escrow Note. We will also be eligible to receive potential milestone payments of up to $50 million on future net sales of the products and certain royalties on future net sales of the products. As further consideration, Fedson assumed all liabilities related to a pending employment claim against us. On the Closing Date, Fedson delivered a written guaranty by a principal of Fedson of all of Fedson’s obligations under both the Cash Note and Escrow Note. The Cash Note included provisions, which Fedson has exercised, allowing Fedson to extend the maturity date of the Cash Note to November 1, 2023 and again to December 1, 2023 upon payment of $5,000 for each extension. The Cash Note and Escrow Note were paid in December 2023 and January 2024, respectively. We received the funds from the escrow account in February 2024. Following the sale, we continued to incur expenses related to the assets sold. As of September 30, 2024, these pass-through costs totaled $38,000 in receivables.

6.	Stockholders’ Equity

Our common stock outstanding was 914,234 and 781,503 as of September 30, 2024 and December 31, 2023, respectively.

Reverse Split

On January 9, 2024, pursuant to prior stockholder authorization, our Board effected a reverse split of the outstanding shares of our common stock at a ratio of one share for every twenty shares then outstanding (the “Reverse Split”). Pursuant to their respective terms, the number of shares underlying our outstanding options and warrants was reduced and their respective exercise prices increased by the Reverse Split ratio. The number of shares of common stock authorized and the par value of $0.001 per share did not change as a result of the Reverse Split. All share and per share amounts contained in this Quarterly Report on Form 10-Q give retroactive effect to the Reverse Split.

F-37

Choong Choon Hau Note Conversion

In August 2023, we received $500,000 in funding in exchange for the issuance of a convertible promissory note for that principal amount to Choong Choon Hau (the “Hau Promissory Note”). Pursuant to the Hau Promissory Note, the principal amount accrues interest at a rate of 10% per annum and is payable monthly. All principal and accrued interest was due and payable on January 8, 2024, unless extended as provided. All or part of the Hau Promissory Note could be converted into our common stock at a conversion price of $9.32 per share from time to time following the issuance date and ending on the maturity date. In March 2024, the Hau Promissory Note, along with accrued interest of approximately $4,511, was converted into 54,132 shares of our common stock.

7.	Related Party Transactions

During the nine months ended September 30, 2024 and 2023, we made payments related to legal and consulting fees of approximately $11,138 and approximately $100,000, respectively, to ABZ Law Office, a law firm operated by one of our Board members, Mr. Ben-Tzvi.

In August 2023, we received $500,000 in funding in exchange for the issuance of the Hau Promissory Note. In March 2024, the Hau Promissory Note, along with accrued interest of approximately $4,511, was converted into 54,132 shares of our common stock (see Note 6. Stockholders’ Equity).

8.	Subsequent Events

The Company performed a review of events subsequent from the condensed balance sheet date through the date the condensed financial statements were issued and determined that there were no events requiring recognition or disclosure in the condensed financial statements.

On October 24, 2024, Mr. Seow Gim Shen notified our Board of Directors of his decision to resign as Chief Executive Officer and Chairman of the Board of the Company for personal reasons and not as a result of any disagreement with our Board or management on any matter relating to our operations, policies or practices. We have launched a search to identify a suitable replacement for Mr. Seow. We anticipate that the resignation of Mr. Seow will not impact the Merger Closing with TalenTec.

On November 6, 2024, our Board of Directors appointed Brynner Chiam, a director of the Company, as acting principal executive officer and acting principal financial officer of the Company. Mr. Chiam will continued to serve on our Board of Directors while he concurrently served as acting principal executive officer and acting principal financial officer. At the time, the Company also launched a search to identify a full-time chief executive officer. Mr. Chiam has not received and will not receive any additional compensation in connection with his service as acting principal executive officer and acting principal financial officer and has not entered into an employment agreement in connection with his service in those roles.

On November 22, 2024, WithumSmith+Brown, PC (“Withum”) resigned as the Company’s independent registered public accounting firm, effective immediately. Withum’s reports on the Company’s financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the Company’s two most recent fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through September 30, 2024, there were: (i) no “disagreements” (within the meaning of Item 304(a) of Regulation S-K) with Withum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Withum, would have caused it to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements of the Company; and (ii) no “reportable events” (as such term is defined in Item 304(a)(1)(v) of Regulation S-K).

On December 2, 2024, the Company’s Board of Directors appointed Chay Weei Jye as TTNP’s Chief Executive Officer, effective December 2, 2024. There are no arrangements or understandings between Mr. Chay and any other persons pursuant to which he was selected as Chief Executive Officer. There are no family relationships between Mr. Chay and any director or executive officer of the Company, and he has no indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. Following the appointment of Mr. Chay as Chief Executive Officer, Mr. Chiam continues to serve as Acting Principal Financial Officer.

On December 3, 2024, the Company entered into an engagement letter with Enrome LLP (“Enrome”) to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024. During the fiscal years ended December 31, 2023 and 2022, and through the effective date of Enrome’s engagement, neither the Company nor anyone acting on its behalf consulted Enrome regarding (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and Enrome did not provide either a written report or oral advice to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (2) any matter that was either the subject of a disagreement (as that term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) on accounting principles or practices, financial statement disclosure or auditing scope or procedures or a “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K).

F-38

INDEX TO FINANCIAL STATEMENTS

BSKE LIMITED

F-39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
BSKE Limited

Opinion on the Financial Statements

We have audited the accompanying balance sheet of BSKE Limited (the “Company”) as of July 31, 2024 and the related statement of operations, changes in shareholder’s deficit, and cash flows for the period from July 11, 2024 (inception) to July 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2024, and the results of its operations and its cash flows for the period from July 11, 2024 (inception) to July 31, 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Going Concern

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. As discussed in Note 2 to the financial statements, the Company incurred net losses of US$3,947 for the period from July 11, 2024 (inception) through July 31, 2024, with a working capital deficit of US$3,947 and net total liabilities of US$3,947 as of July 31, 2024. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to address this uncertainty through a Business Combination as discussed in Note 1. The Company’s financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024

Singapore

January 06, 2025

F-40

BSKE LIMITED
BALANCE SHEET
(In U.S. dollars, except for share and per share data, or otherwise noted)

As of July 31, 2024 (Audited)
Liability
Current liability
Amounts due to a related party	$3,947
Total liability	$3,947

Shareholder’s Deficit
Ordinary share (par value of US$0.001 per share; 50,000,000 shares authorized; 1 share issued and outstanding as of July 31, 2024)	—
Accumulated deficit	(3,947)
Total shareholder’s deficit	$(3,947)

The accompanying notes are an integral part of these financial statements.

F-41

BSKE LIMITED
STATEMENT OF OPERATIONS
(In U.S. dollars, except for share and per share data, or otherwise noted)

For the period from July 11, 2024 (inception) through July 31, 2024 (Audited)
Operating expenses
General and administrative expenses	$(3,947)
Total operating expenses	$(3,947)

Net loss	$(3,947)

Weighted average number of share outstanding, basic and diluted	1
Basic and diluted net loss per ordinary share	$(3,947)

The accompanying notes are an integral part of these financial statements.

F-42

BSKE LIMITED
STATEMENT OF CHANGES IN SHAREHOLDER’S DEFICIT
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary shares		Accumulated	Total shareholder’s
	Shares	Amount	deficit	deficit
Balance as of July 11, 2024 (inception)	—	$—	$—	$—
Issuance of ordinary shares	1	—	—	—
Net loss	—	—	(3,947)	(3,947)
Balance as of July 31, 2024 (Audited)	1	$—	$(3,947)	$(3,947)

The accompanying notes are an integral part of these financial statements.

F-43

BSKE LIMITED
STATEMENT OF CASH FLOWS
(In U.S. dollars, except for share and per share data, or otherwise noted)

For the period from July 11, 2024 (inception) through July 31, 2024 (Audited)
Cash flows from operating activity:
Net Loss	$(3,947)
Net cash used in operating activity	$(3,947)

Cash flows from financing activity:
Amounts due to a related party	$3,947
Net cash provided by financing activity	$3,947

Net change in cash	—
Cash, beginning of the period	—
Cash, end of the period	$—

Supplemental disclosure of non-cash item:
General and administrative expenses paid by a related party	$3,947

The accompanying notes are an integral part of these financial statements.

F-44

BSKE LIMITED
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

1. Description of Organization and Business Operations

BSKE Limited (the “Company”) was incorporated under the laws of the Cayman Islands on July 11, 2024. The Company was formed for the purpose of effecting a merger among Titan Pharmaceuticals Inc. (“TTNP”), and TalenTec Sdn Bhd (“TalenTec”, former named “KE Sdn Bhd”) through a series of transactions (the “Business Combination”) pursuant to the definitive agreement entered into on August 19, 2024. As a result of the Business Combination, TTNP and TalenTec will be surviving entities and will become wholly owned subsidiaries of the Company, with the Company serving as a public-listed company whose shares shall be traded on Nasdaq.

2. Going concern

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company incurred net losses of US$3,947 for the period from July 11, 2024 (inception) through July 31, 2024, with a working capital deficit of US$3,947 and net total liabilities of US$3,947 as of July 31, 2024. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management plans to address this uncertainty through a Business Combination as discussed in Notes 1. The Company’s financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

3. Summary of significant accounting policies

(a) Basis of presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Company. Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below.

(b) Use of estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the financial statements and accompanying notes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the financial statements.

(c) Fair value measurement

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

(d) Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits as of August 31, 2024 and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

(e) Recent accounting pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

F-45

BSKE LIMITED
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

4. Related party transactions

For the period from July 11, 2024 (inception) through July 31, 2024, the Company’s related party, TTNP, an affiliate company, made several payments as formation costs on behalf of the Company. The payments were non-interest bearing and had no due date. The amount due to TTNP amounted to US$3,947 as of July 31, 2024.

5. Ordinary shares

The authorized number of ordinary shares of the Company is 50,000,000 shares with par value of US$0.001 each. As of July 31, 2024, the Company issued one ordinary share.

6. Subsequent events

The Company has evaluated subsequent events through January 6, 2025, the date of issuance of the financial statements and does not identify any other subsequent events with material financial impact on the Company’s financial statements.

F-46

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

F-47

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

TalenTec Sdn. Bhd. (formerly known as KE Sdn. Bhd.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of TalenTec Sdn. Bhd. (formerly known as KE Sdn. Bhd.) (the “Company”) and its subsidiary (the “Group”) as of July 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders’ (deficit)/equity and cash flows for each of the years ended July 31, 2024, and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of July 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years ended July 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024

Singapore

January 6, 2025

F-48

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

 CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share data, or otherwise noted)

	As of July 31,
	2023	2024
ASSETS
Current assets:
Cash and cash equivalents	$3,353	$684,497
Restricted cash	544,720	549,533
Accounts receivable, net	193,245	287,324
Contract assets	4,351	3,380
Deferred costs	265,952	317,761
Deferred offering cost	-	369,697
Prepaid expenses and other current assets	42,760	38,914
Total current assets	1,054,381	2,251,106

Non-current assets:
Property and equipment, net	105	1,365
Right-of-use asset	41,210	-
Total non-current assets	41,315	1,365

TOTAL ASSETS	$1,095,696	$2,252,471

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$99,251	$152,327
Notes payable	289,082	319,750
Contract liabilities	432,912	475,697
Accrued expenses and other current liabilities	103,211	182,116
Amount due to a related party	33,296	358,626
Short-term borrowings	129,157	-
Long-term borrowings	91,664	66,193
Lease liability	42,042	-
Total current liabilities	1,220,615	1,554,709

Non-current liability:
Long-term borrowings	117,563	17,949
Total non-current liability	117,563	17,949

TOTAL LIABILITIES	1,338,178	1,572,658

Commitments and contingencies	-	-

Shareholders’ (deficit)/equity
Ordinary shares (par value of US$0.36 (RM1) per share; 500,000 and 580,000 shares authorized as of July 31, 2023 and 2024; 500,000 and 580,000 shares issued and outstanding as of July 31, 2023 and 2024)	191,482	208,617
Additional paid-in capital	-	782,865
Accumulated deficit	(412,345)	(259,118)
Accumulated other comprehensive loss	(21,619)	(52,551)
Total shareholders’ (deficit)/equity	(242,482)	679,813
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY	$1,095,696	$2,252,471

The accompanying notes are an integral part of these consolidated financial statements.

F-49

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. dollars, except for share data, or otherwise noted)

	For the Years Ended July 31,
	2023	2024

Revenues	$2,082,028	$2,124,496
Cost of revenues	1,617,919	1,437,661
Gross profit	464,109	686,835

Operating expenses:
Selling and marketing expenses	12,255	16,822
General and administrative expenses	406,044	551,353
Total operating expenses	418,299	568,175

Income from operations	45,810	118,660

Interest expense	(49,915)	(48,329)
Other income	15,791	82,896
Total other (expenses)/income, net	(34,124)	34,567

Income before income taxes	11,686	153,227
Income tax expense	-	-
Net income	$11,686	$153,227

Other comprehensive income:
Foreign currency translation adjustment, net of tax	964	(30,932)
Comprehensive income	$12,650	$122,295

Earnings per share
Basic and diluted	0.02	0.31
Weighted average number of ordinary shares
Basic and diluted	500,000	501,312

The accompanying notes are an integral part of these consolidated financial statements.

F-50

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(In U.S. dollars, except for share data, or otherwise noted)

	Ordinary shares*		Additional paid-in	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	capital	deficit	loss	(deficit)/equity
Balance as of July 31, 2022	500,000	$191,482	-	$(424,031)	$(22,583)	$(255,132)
Net income	-	-	-	11,686	-	11,686
Foreign currency translation adjustment	-	-	-	-	964	964
Balance as of July 31, 2023	500,000	191,482	-	(412,345)	(21,619)	(242,482)
Shares issued	80,000	17,135	782,865	-	-	800,000
Net income	-	-		153,227	-	153,227
Foreign currency translation adjustment	-	-		-	(30,932)	(30,932)
Balance as of July 31, 2024	580,000	$208,617	782,865	$(259,118)	$(52,551)	$679,813

The accompanying notes are an integral part of these consolidated financial statements.

F-51

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the Years Ended July 31,
	2023	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,686	$153,227
Adjustments to reconcile net income to net cash provided by operating activities:
Allowance for doubtful accounts	-	19,494
Depreciation of property and equipment	48	257
Amortization of right-of-use asset	45,690	35,417
Interest expense	51,091	3,578
Changes in operating assets and liabilities
Accounts receivable, net	298,542	(114,571)
Contract assets	711	870
Deferred costs	(85,314)	(55,299)
Prepaid expenses and other current assets	(20,654)	2,999
Lease liability	(46,688)	(36,214)
Accounts payable	(2,926)	53,089
Contract liabilities	42,647	49,455
Accrued expenses and other current liabilities	13,642	79,252
Net cash provided by operating activities	308,475	191,554

CASH FLOWS FROM INVESTING ACTIVITY:
Purchase of property and equipment	-	(1,526)
Net cash used in investing activity	-	(1,526)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	-	800,000
Repayment of bank overdraft	(56,849)	(127,106)
Proceeds from notes payable	103,945	35,072
Repayment of long-term borrowings	(205,563)	(119,594)
Proceeds of loans provided by a related party	33,318	111,690
Repayment of loans provided by a related party	(177,695)	(143,602)
Net cash (used in)/provided by financing activities	(302,844)	556,460

Effect of exchange rate changes	(6,536)	(60,531)

Net (decrease)/increase in cash and cash equivalents and restricted cash	(905)	685,957

Cash and cash equivalents and restricted cash, at beginning of year	548,978	548,073
Cash and cash equivalents and restricted cash, at end of year	$548,073	$1,234,030

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEETS
Cash and cash equivalents	$3,353	$684,497
Restricted cash	544,720	549,533
Total cash, cash equivalents and restricted cash	$548,073	$1,234,030

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$18,437	$21,004

SUPPLEMENTAL DISCLOSURE OF NON-CASH ITEM
Payment of professional fees by a related party	-	355,450

The accompanying notes are an integral part of these consolidated financial statements.

F-52

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2023 AND 2024

(In U.S. dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

TalenTec Sdn. Bhd. (formerly known as KE Sdn. Bhd.) (“TalenTec”, or the “Company”) is a private limited company incorporated and domiciled in Malaysia. The Company is principally engaged in software implementation and training.

Keda Pte. Ltd. (“KEDAS”), which is 100% owned by the Company, was incorporated in Singapore. KEDAS is principally engaged in software services.

TalenTec and KEDAS are collectively referred to as the “Group”, is a leading Human Capital Management (“HCM”) technology consulting company and committed to the organization to streamline their business operation, increase employee productivity and improve employee engagement.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary, which include the Malaysia-registered entity and Singapore registered entity directly owned by the Company. All transactions and balances among the Company and its subsidiary have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

(c)	Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities on the date of the consolidated financial statements, and the reported revenues and expenses during the reported periods. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may result in revised estimates. Management bases its estimates on past experience and on various other assumptions that are believed to be reasonable, and the results of these estimates form the basis for making judgments about the carrying values of assets and liabilities. Significant accounting estimates include, but not limited to, the allowance for doubtful accounts for accounts receivable, the useful lives and impairment of property and equipment and the valuation allowance for deferred tax assets.

F-53

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2023 AND 2024

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

(d)	Foreign currency translation and transaction

The Group uses U.S. dollars (“US$”) as its reporting currency. The functional currency of the Company is Ringgit Malaysia (“RM”), while the functional currency of KEDAS is Singapore Dollar (“SGD”), as determined based on the criteria of ASC 830, “Foreign Currency Matters”.

The consolidated statements of operations and comprehensive (loss)/income and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated statements of changes in shareholders’ deficit. Gains and losses from foreign currency transactions are included in the consolidated statements of operations and comprehensive (loss) income. The gain from foreign currency transactions amounted to US$1,111 for the year ended July 31, 2023, while a loss of US$1,732 was incurred for the year ended July 31, 2024.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of July 31,
Balance sheet items, except for equity accounts	2023	2024
US$ against RM	4.5050	4.5885
US$ against SGD	1.3283	1.3372

	For the years ended July 31,
Items in the statements of operations and comprehensive (loss) income, and statements of cash flows	2023	2024
US$ against RM	4.5021	4.7005
US$ against SGD	1.3592	1.3491

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Group’s demand deposits placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(f)	Restricted cash

Restricted cash represents fixed deposits pledged to the licensed bank for overdraft and bank guarantee facilities granted to the Group.

F-54

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2023 AND 2024

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(g)	Accounts receivable, net

Accounts receivable are recorded at the original amounts less allowances for any doubtful receivables. Provision for doubtful accounts is recognized when there is objective evidence indicating that the balances may not be collectible. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances. The Group considers many factors in assessing the collectability such as the age of the amounts due, and consideration of historical loss experience. The Group established standards and policies for reviewing major account exposures and concentrations of risk. Account balances are written off against the allowance when the potential for recovery is considered remote.

The Group makes estimates of expected credit losses for the allowance for credit losses based on assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of certain accounts receivable, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined that is not probable for the balance to be collected.

(h)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated depreciation rates are as follows:

Category	Rate
Computer, terminals & peripherals	20%-40%
Furniture, fittings, office equipment & renovation	10%-20%

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operations and comprehensive (loss) income.

(i)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. For the years ended July 31, 2023 and 2024, there was no impairment of long-lived assets.

F-55

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2023 AND 2024

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(j)	Leases

The Group adopted ASU No. 2016-02 “Leases” (“ASC 842”) using the modified retrospective approach on August 1, 2021. The Group elected the transition package of practical expedients permitted within the standard, which allowed it not to reassess initial direct costs, lease classification, or whether the contracts contain or are leases for any leases that existed prior to August 1, 2023. The Group also elected the short-term lease exemption for all contracts with an original lease term of 12 months or less.

Under ASC 842, the Group determines whether an arrangement constitutes a lease and records lease liabilities and ROU assets on its consolidated balance sheets at the lease commencement date. The Group measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which is computed using the Group’s incremental borrowing rate. The interest rate implicit in lease contracts is typically not readily determinable, and therefore, the Company utilize our incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The Group measures the operating lease right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term after the lessor makes the underlying asset available to the Group. Some of the Group’s lease contracts include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group does not include renewal option periods in the lease term that it is not reasonably certain to exercise.

(k)	Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

●	Level 1— Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2— Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
●	Level 3— Inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments of the Group primarily consist of cash, restricted cash, accounts receivable, contract assets, contract costs, prepaid expenses and other current assets, short-term borrowings, accounts payable, notes payable, contract liability, amount due to a related party, accrued expenses and other payables. The carrying amounts of these financial instruments approximate fair value due to the short-term maturity of those instruments. The valuation is based on settlements of similar financial instruments, all of which are short-term in nature and are generally settled at or near cost.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

F-56

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2023 AND 2024

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(l)	Revenue recognition

The Group’s revenue is generated from (i) maintenance services, (ii) implementation services, (iii) SaaS subscription fee, (iv) licensing fees and (v) other supporting services. The Group generally recognizes revenue from the sale of services as the services are performed, which is typically ratably over the term of the contract(s), which the Group believes to be the best measure of progress. The Group recognizes revenues as it satisfies performance obligations regarding services to its customers in an amount reflecting the total consideration it expects to receive from the customer.

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers (“ASC 606”)” for recognition. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply these five steps:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

(i)	Maintenance services

Revenue for maintenance services is recognized over time using an output-based method. The right to invoice practical expedient is generally applied to revenue related to per occurrence contracts as well as enhancement services. When the practical expedient is not applied, revenue is recognized using a cost-to-cost input method. Fees for maintenance services are typically billed as the services are performed.

(ii)	Implementation services

Implementation services involve setting the customer up in, and loading data into, the software that the Group has sold or licensed to the customer, which are considered set-up activities. Fees for implementation services are typically billed up front and as the services are performed. Revenue for implementation services is recognized over time, which is over the term of the contract.

(iii)	SaaS subscription services

SaaS subscription services are generally recognized as revenues over the term of the contract, as a series of distinct SaaS services bundled into a single performance obligation. Customers are typically charged one-time, upfront access fees for the use of the services.

(iv)	Licensing fees

Software licenses comprise the majority of distinct performance obligations that are satisfied at a point in time. Revenue for licensing fee is recognized at the point in which the software licenses are made available to a customer. Consideration for licenses is typically billed in advance on a basis over the license term.

(v)	Other revenue

Other revenues are mainly derived from training services, sales of hardware and other support activities associated with its software. Revenue is generally recognized over the service period, as the underlying services are performed.

F-57

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2023 AND 2024

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(l)	Revenue recognition - continued

The following table disaggregates the Group’s revenue for the years ended July 31, 2023 and 2024:

	For the year ended July 31,
	2023	2024
Net revenues:
Maintenance services	$937,166	$902,821
Implementation services	700,420	833,886
SaaS subscription fees	226,630	277,109
Licensing	147,347	94,727
Other	70,465	15,953
Total	$2,082,028	$2,124,496

The following table presents revenue classified by timing of revenue recognition for the years ended July 31, 2023 and 2024:

	For the years ended July 31,
	2023	2024

Point in time	$147,347	$94,727
Over time	1,934,681	2,029,769
Total	$2,082,028	$2,124,496

(m)	Contract balances

The Group classifies its right to consideration in exchange for goods or services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional, as compared to a contract asset, which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred services to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. As of July 31, 2023 and 2024, the Group had contract assets of US$4,351 and US$3,380, respectively.

Contract liabilities are recognized if the Group receives consideration prior to satisfying the performance obligations, which include customer advances. Contract liabilities of US$432,912 and US$ 475,697 as of July 31, 2023 and 2024 were recognized or expected to be recognized as revenues in the following twelve months.

(n)	Cost of revenues

Cost of revenues are comprised primarily of salaries and other personnel-related costs, including employee benefits and bonuses, for employees providing services to the Group’s customers. This includes the costs of the Group’s personnel performing maintenance, implementation, SaaS subscription, license, customer training and other customer support activities. Cost of revenues also includes the direct costs of bill-pay and other third-party intellectual property included in the Group’s software, the amortization of services costs, an allocation of general overhead costs and referral fees. Direct costs of third-party intellectual property include amounts paid for third-party licenses and related maintenance that are incorporated into the Group’s software.

F-58

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2023 AND 2024

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(o)	Deferred costs

The Group capitalizes certain system support costs that are identifiable and directly related to the provision of its services to customers. The Group analyzes such costs that may be capitalized to assess their recoverability and only capitalizes costs that it anticipates being recoverable through the term of the associated contract. The Group begins amortizing the deferred costs to cost of revenues once the revenue recognition criteria have been met, and the Group amortizes those deferred costs ratably over the expected period of customer benefit. The Group has determined this period to be the estimated life of the technology for new contracts. The Group determined the period of benefit by considering factors such as historically high renewal rates with similar customers and contracts, initial contract length, an expectation that there will still be a demand for the product at the end of its term, and the significant costs to switch to a competitor’s product, all of which are governed by the estimated useful life of the technology. The Group monitors deferred costs for impairment and records impairment when customers terminate or allow services to lapse due to contract modifications and/or from other assessments as needed. Any impairment losses identified are recognized in the form of an expense acceleration with the applicable amount recorded to deferred costs on the consolidated balance sheet and in cost of revenues in the consolidated statements of comprehensive loss/income. The deferred costs are expected to be amortized during the succeeding twelve-month period, and recorded in current assets on the consolidated balance sheets. As of July 31, 2023 and 2024, the Group recorded deferred costs of US$265,952 and US$317,761 on its consolidated balance sheets.

(p)	Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) salaries and other personnel-related costs, (ii) marketing and advertising expenses, and (iii) depreciation and rental expenses related to marketing functions.

(q)	General and administrative expenses

General and administrative expenses mainly consist of (i) salaries and other personnel-related costs, (ii) professional service fees, and (iii) rental and depreciation related to general and administrative personnel.

(r)	Employee benefits

(i)	Short-term employment benefits

Short-term employment benefits, such as wages, salaries and other benefits, are recognized at the undiscounted amount as a liability and an expense when the employees have rendered services to the Group. The expected cost of accumulating compensated absences are recognized when the employees render services that increase their entitlement to future compensated absences. The expected cost of non-accumulating compensated absences, such as sick and medical leaves, are recognized when the absences occur. The expected cost of accumulating compensated absences are measured at the undiscounted additional amount expected to be paid as a result of the unused entitlement that has accumulated at the end of the reporting period. The expected cost of profit-sharing and bonus payments are recognized when the Group has a present legal or constructive obligation to make such payments as a result of past events and a reliable estimate of the obligation can be made. A present obligation exists when the Group has no realistic alternative but to make the payments.

(ii)	Defined contribution plan

Contributions payable to the defined contribution plan are recognized as a liability and an expense when the employees have rendered services to the Group.

F-59

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2023 AND 2024

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(s)	Income taxes

The Group accounts for income taxes under ASC 740, “Income Taxes”. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Provision for income taxes consists of taxes currently due plus deferred taxes. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations and comprehensive income for the years ended July 31, 2023 and 2024, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(t)	Related party transactions

The Group accounts for related party transactions in accordance with ASC 850, “Related Party Disclosures”.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Group or exercise significant influence over the Group in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

F-60

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2023 AND 2024

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(u)	Loss or earning per share

Basic loss or earning per share is computed by dividing net loss or income attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss or income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic loss per share as of the date that all necessary conditions have been satisfied. Net loss or income are not allocated to other participating securities if, based on their contractual terms, they are not obligated to share the losses.

Diluted loss or earning per share is calculated by dividing net loss or income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

(v)	Comprehensive loss or income

Comprehensive loss or income includes net loss or income as well as other changes in shareholders’ equity that result from transactions and economic events other than those with stockholders. Other comprehensive loss or income consists of net loss or income and foreign currency translation adjustments.

(w)	Segment reporting

ASC 280, “Segment Reporting”, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for internal reporting. As the Group’s long-lived assets are substantially located in Malaysia, no segment geographical information is presented.

(x)	Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes liability for any such contingencies if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

F-61

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2023 AND 2024

(In U.S. dollars, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(y)	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In March 2023, the FASB issued ASU No. 2023-01, “Leases (Topic 842): Common Control Arrangements”, which amended certain provisions of ASC 842 that apply to arrangements between related parties under common control. In addition, the ASU amended the accounting for leasehold improvements in common-control arrangements for all entities. ASU 2023-01 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted in any annual or interim period as of the beginning of the related fiscal year. The Group adopted ASU 2023-01 from August 1, 2024 and the impact of adoption of this ASU was immaterial to its financial statements.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, that would enhance disclosures for significant segment expenses for all public entities required to report segment information in accordance with ASC 280. ASC 280 requires a public entity to report for each reportable segment a measure of segment profit or loss that its chief operating decision maker (“CODM”) uses to assess segment performance and to make decisions about resource allocations. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more useful financial analyses. The amendments in ASU 2023-07 do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in ASU 2023-07 retrospectively to all prior periods presented in the financial statements. The Group adopted ASU 2023-01 from August 1, 2024, and the impact of adoption of this ASU was immaterial to its financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. Under the new guidance, entities must consistently categorize and provide greater disaggregation of information in the rate reconciliation. They must also further disaggregate income taxes paid. The requirements in ASU 2023-09 will be effective for annual periods beginning after December 15, 2024. The Group is continuing to evaluate the provisions of ASU 2023-09 and does not anticipate a material impact on its consolidated financial statements and related disclosures upon adoption.

In November 2024, the FASB issued ASU 2024-03 “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The amendments in this update intend to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and comprehensive (loss) income and cash flows.

F-62

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2023 AND 2024

(In U.S. dollars, except share data)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of July 31,
	2023	2024
Accounts receivable	$300,257	$412,359
Less: Allowance for doubtful accounts	(107,013)	(125,035)
Accounts receivable, net	$193,245	$287,324

Provisions for doubtful accounts of accounts receivable were nil and US$19,494 for the years ended July 31, 2023 and 2024, respectively.

Movement of allowance for doubtful accounts was as follows:

	For the years ended July 31,
	2023	2024
Balance at beginning of the year	$108,347	$107,013
Additions	-	19,494
Foreign exchange differences	(1,334)	(1,472)
Balance at end of the year	$107,013	$125,035

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets, net consist of the following:

	As of July 31,
	2023	2024
Prepaid expenses	$22,381	$18,907
Deposits	12,979	12,742
Prepaid taxes	7,400	7,265
Prepaid expenses and other current assets	$42,760	$38,914

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of July 31,
	2023	2024
Computer Terminal & Peripherals	$99,311	$98,854
Furniture, Fittings, Office Equipment & Renovation	107,051	105,278
Sub-total	206,362	204,132
Less: accumulated depreciation	(206,257)	(202,767)
Property and equipment, net	$105	$1,365

Depreciation expenses were US$48, and currency translation difference were US$(2,573), for the year ended July 31, 2023.

Depreciation expenses were US$257, and currency translation difference were US$(3,747), for the year ended July 31, 2024.

F-63

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2023 AND 2024

(In U.S. dollars, except share data)

6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of July 31,
	2023	2024
Non-trade creditors	$9,737	$6,979
Accrued expenses	17,754	110,725
Payroll payable	48,138	26,893
Other tax payable(1)	23,955	34,431
Interest payable	3,627	3,088
Accrued expenses and other current liabilities	$103,211	$182,116

(1) Other tax payable mainly include the sales and service tax (“SST”) payable.

7.	BORROWINGS

Borrowings consisted of the following:

	As of July 31,
	2023	2024
Current
Short-term borrowings	$129,157	$-
Long-term borrowings	91,664	66,193
Total current borrowings	220,821	66,193

Non-Current
Long-term borrowings	117,563	17,949
Total non-current borrowings	$117,563	$17,949

Short-term borrowings represented the bank overdraft payable on demand and for working capital purposes.

On November 22, 2010, the Company entered into a credit facility agreement with Alliance Bank Malaysia Berhad, with certain key terms as follows:

(1) US$222,119 (RM1,000,000) was available for overdraft, with interest rate of Base Lending Rate (BLR) plus 1.85% per annum (p.a.) and payable on demand.

(2) US$444,237 (RM2,000,000) was available for trade facilities, comprising of: (i) Letter of credit with commission of 0.1% per month, (ii) Trust receipt with interest rate of BLR plus 1.85% p.a., (iii) Bankers acceptance with acceptance commission of 1.85% p.a. and discount rate to be quoted by the bank, (iv) Shipping guarantee with 0.1% flat, (v) Promissory notes with sub-limit of US$333,178 (RM1,500,000) and interest rate for local bills of BLR plus 2.0% p.a., (vi) Bankers guarantee with sub-limit of US$111,059 (RM500,000) and commission for tender/performance guarantee of 0.13%, 0.155% or 0.18% per month depending on the tenor.

(3) The credit facility was secured by: (i) Pledge of fixed deposits of US$222,119 (RM1,000,000) together with interest accrued thereon; (ii) Certificate of Guarantee from Credit Guarantee Corporation Malaysia Berhad (CGC) under Enhancer Scheme for US$222,119 (RM1,000,000); (iii) Corporate guarantee of KE Systems Sdn Bhd (former corporate shareholder of the Company then) for US$666,356 (RM3,000,000); (iv) Joint and several guarantee of Ho Say San, Choo Yeow and Lee Boon Kok.

On February 15, 2013, April 13, 2015, April 20, 2017, January 22, 2021 and August 11, 2023, the Company agreed to certain revision in the credit facility agreement with Alliance Bank Malaysia Berhad, and as of July 31, 2024, the key terms regarding the credit facility were as follows:

(1) US$204,860 (RM940,000) was available for overdraft, with interest rate of BLR plus 1.75% p.a. and payable on demand.

(2) US$435,872 (RM2,000,000) was available for trade facilities, comprising of: (i) Letter of credit with commission of 0.1% per month, (ii) Trust receipt with interest rate of BLR plus 1.75% p.a., (iii) Bankers acceptance with acceptance commission of 1.85% p.a. and discount rate to be quoted by the bank, (iv) Shipping guarantee with 0.1% flat, (v) Promissory notes with sub-limit of US$333,178 (RM1,500,000) and interest rate for local bills of BLR plus 1.75% p.a., (vi) Bankers guarantee with sub-limit of US$111,059 (RM500,000) and commission for tender/performance guarantee of 0.13%, 0.155% or 0.18% per month depending on the tenor.

F-64

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2023 AND 2024

(In U.S. dollars, except share data)

7.	BORROWINGS – Continued

(3) The credit facility was secured by: (i) Creation of sinking fund of US$97,732 (RM440,000) to be built up by way of fixed deposits of 44 monthly placement of US$2,221 (RM10,000) together with interest accrued thereon commencing on April 1, 2023; (ii) Joint and several guarantee of Ho Say San and Choo Yeow.

For the years ended July 31, 2023 and 2024, the Group made net repayment of bank overdraft of US$56,849 and US$127,106, respectively.

Long-term borrowings represented term loans from commercial banks with term over 1 years and for working capital purpose. Details of the borrowings were summarized as follows:

Lender	Start date	Maturity date	Number of monthly installments	Monthly installment	Interest rate	Principal Amount (US$)	Guarantee
AmBank (M) Berhad	December 5, 2018	November 5, 2023 (extended to June 30, 2024 due to Covid-19)	60	US$5,169 (RM21,968), adjusted to US$5,044 (RM21,434) in July 2020	11.45%	US$235,316 (RM1,000,000)	Joint and several guarantee of the following person: (i) HO SAY SAN (ii) CHOO YEOW
Standard Chartered Bank	February 28, 2020	January 31, 2023	36	US$3,964 (RM16,847)	7.50%	US$117,658 (RM500,000)	Personal guarantee from key person(s) based on shareholding and credit assessment
Alliance Bank Malaysia Berhad	March 1, 2021	February 28, 2026	60	US$2,825 (RM12,004)	3.50%	US$152,956 (RM650,000)

1. Joint and several guarantee of the following persons:

(i) HO SAY SAN

(ii) CHOO YEOW

(iii) TAN LAI WAN, who sold off her shares of the Company and was no longer a guarantor as a shareholder since then.

2. Confirmation of guarantee from Credit Guarantee Corporation Malaysia Berhad for RM520,000

Alliance Bank	July 1, 2022	June 1, 2025	36	US$3,659 (RM15,550)	7.17%	US$117,658 (RM500,000)	Joint and several guarantee of the following persons: (i) HO SAY SAN (ii) CHOO YEOW

F-65

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2023 AND 2024

(In U.S. dollars, except share data)

7.	BORROWINGS – Continued

	As of July 31,
	2023	2024
Weighted-average remaining lease term (years)	0.59	0.29
Weighted-average discount rate	6.86%	5.06%

Interest expenses were US$25,607 and US$9,467 for the years ended July 31, 2023 and 2024, respectively.

8.	LEASING

The Group has entered into a non-cancellable operating lease agreement for its offices. The Group determines if an arrangement is a lease, or contains a lease, at inception and records the lease in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.

Balances for the operating leases are presented as follows within the consolidated balance sheets:

	As of July 31,
	2023	2024
Right-of-use asset	$41,210	$-

Lease liability - current	42,042	-
Total lease liability	$42,042	$-

For the years ended July 31, 2023 and 2024, lease expense were US$51,487 and US$49,473, respectively and were recognized as general and administrative expenses.

Weighted-average remaining lease term and discount rate are as follows:

	As of July 31,
	2023	2024
Weighted-average remaining lease term (years)	1.83	0.25
Weighted-average discount rate	8.56%	8.56%

9.	ORDINARY SHARES

The Group’s authorized share capital is US$ 208,617 (RM580,000) divided into 580,000 ordinary shares with par value of US$0.36 (RM1) each. As of July 31, 2023, the Group had 500,000 shares issued and outstanding. On July 25, 2024, an investor invested in the Company by subscribing for 80,000 ordinary shares for a total consideration of US$800,000. As of July 31, 2024, the Group had 580,000 shares issued and outstanding.

F-66

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2023 AND 2024

(In U.S. dollars, except share data)

10.	TAXATION

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company and its subsidiary that operate in Malaysia and Singapore that are subject to taxes in the jurisdictions in which they operate, are as follows:

Malaysia

The Company is incorporated in Malaysia and governed by the income taxes laws of Malaysia. The income taxes provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Income Tax Act of Malaysia, enterprises that incorporated in Malaysia are usually subject to a unified 24% enterprise income taxes rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of RM2,500,000 or less and gross income from business operations of RM50,000,000 is 17% for the first RM600,000 (or approximately $150,000) for the years ended July 31, 2023 and 2024, with the remaining balance being taxed at the 24% rate. For the years ended July 31, 2023 and 2024, the tax rate applicable for the Company is 17%.

Singapore

The Company’s subsidiary, KEDAS, is incorporated in Singapore and considered a Singapore tax resident enterprise under Singapore tax laws and subject to enterprise income tax on its taxable income as determined under Singapore tax laws at a statutory tax rate of 17%.

The components of loss/income before income taxes were comprised of the following:

	For the years ended July 31,
	2023	2024
Tax jurisdictions from:
-Malaysia	$41,729	$145,017
-Singapore	(30,043)	8,210
Income before income taxes	$11,686	$153,227

The provision for income taxes consisted of the following:

For the years ended July 31,
	2023	2024
Current:
-Malaysia	$-	$-
-Singapore	-	-

Deferred:
-Malaysia	-	-
-Singapore	-	-
Income tax expense	$-	$-

F-67

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2023 AND 2024

(In U.S. dollars, except share data)

10.	TAXATION – Continued

A reconciliation between the Group’s actual benefit of (provision for) income taxes at the Malaysian statutory rate is as follows:

	For the years ended July 31,
	2023	2024
Income before income tax expense	$11,686	$153,227
Income tax expense at the statutory rate of 17%	1,986	26,049
Tax effect of non-deductible expense	98	124
Tax effect of other temporary differences	3,762	1,094
Unrecognized deferred tax assets	5,107	(25,871)
Utilize prior year tax losses which not recorded deferred tax assets	(10,953)	(1,396)
Income taxes expense	$-	$-

As of July 31, 2023 and 2024, the Company has unabsorbed tax losses of approximately US$770,701 (RM3,472,008) and US$ 470,769 (RM2,160,122), respectively, which are available for set-off against future business profit. Future tax benefits arising from tax losses and deferred tax debit balances have not been recognized since there is no reasonable certainty of their recovery in future periods. This is subject to finalization by the Inland Revenue Board. Any unabsorbed business losses and unutilized capital allowances for the year of assessment 2019 onwards shall be deductible for a maximum period of ten consecutive years of assessment immediately following that year of assessment, Any amount which is not deducted at the end of the period of seven years of assessment shall be disregarded.

As of July 31, 2023 and 2024, the Group’s subsidiary in Singapore has an unabsorbed tax loss amounting to approximately US$653,687 (SGD868,293) and US$641,054 (SGD857,217), respectively, that are available for offset against future taxable profits subject to agreement by the Singapore Comptroller of Income Tax and compliance with certain provisions of Singapore Income Tax Act, Chapter 134.

Deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	For the years ended July 31,
	2023	2024
Deferred tax assets:
Net operating loss carry-forwards	$242,146	$189,010
Total deferred tax assets	242,146	189,010
Less: Valuation allowance	(242,146)	(189,010)
Total deferred tax assets, net	$-	$-

Changes in valuation allowance are as follows:

	For the years ended July 31,
	2023	2024
Balance at the beginning of the year	$246,326	$242,146
Additions	5,107	(1,396)
Utilization	(11,690)	(47,446)
Foreign exchange effect	2,403	(4,294)
Balance at the end of the year	$242,146	$189,010

F-68

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2023 AND 2024

(In U.S. dollars, except share data)

10.	TAXATION – Continued

As of July 31, 2023 and 2024, the Group did not recognize any net deferred tax assets, as the Group has provided a valuation allowance of US$242,146 and US$189,010, respectively, for which it has concluded that it is more likely than not that these net operating losses would not be utilized in the future. The use of these tax losses is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislations of the respective countries in which the Group companies operate.

Uncertain Tax Position

As of July 31, 2023 and 2024, the Group did not have any unrecognized uncertain tax positions, and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended July 31, 2023 and 2024, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

11.	RELATED PARTY TRANSACTIONS

Nature of relationship with related parties

The following is a list of related parties, with which the Group has transactions:

No.	Name of related parties	Relationship
1	HO SAY SAN	Shareholder and director of the Group
2	CHOO YEOW	Shareholder and director of the Group

Transactions with related parties

Significant transactions with related parties were as follows:

		For the years ended July 31,
		2023	2024
Related party	Nature
HO SAY SAN	Borrowing from a related party	$33,318	$111,690
	Repayment of the borrowing from a related party	177,695	143,602
The Sire Group Ltd.	Payment of professional fees on behalf of the Company	-	355,450

Balances with related parties

Amounts due to related parties were as follow:

		As of July 31,
		2023	2024
Related party	Nature
HO SAY SAN	Expenses for daily operations	$33,296	$-
The Sire Group Ltd.	Payment of professional fees on behalf of the Company	-	358,626
Total amount due to a related party		$33,296	$358,626

Guarantee provided by related parties

HO SAY SAN and CHOO YEOW provided guarantee for the Group’s bank borrowings (Refer to Note 8 for details).

F-69

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2023 AND 2024

(In U.S. dollars, except share data)

12.	NET EARNING PER SHARE

The following table sets forth the basic and diluted net earnings per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	As of July 31,
	2023	2024
Numerator:
Net income	$11,686	$153,227

Denominator:
Weighted average number of ordinary shares	500,000	501,312

Net earnings per share
-Basic and diluted	$0.02	$0.31

13.	CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the years ended July 31,
	2023	2024
Percentage of the Group’s total revenue
Customer A	*	12.75%
Customer B	10.14%	11.36%
Customer C	*	10.30%
Customer D	16.10%	*

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of July 31,
	2023	2024
Percentage of the Group’s accounts receivable
Customer A	16.68%	35.88%
Customer E	36.57%	25.35%
Customer F	10.90%	*

F-70

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2023 AND 2024

(In U.S. dollars, except share data)

13.	CONCENTRATION OF CREDIT RISK – Continued

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the years ended July 30,
	2023	2024
Percentage of the Group’s purchase
Supplier A	52.50%	48.80%
Supplier B	23.72%	18.91%
Supplier C	*	17.59%
Supplier D	*	13.16%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total accounts payable:

	As of July 31,
	2023	2024
Percentage of the Group’s accounts payable to
Supplier A	43.66%	*
Supplier D	53.47%	38.40%
Supplier E	*	22.48%

*represents percentage less than 10%

14.	COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group leases low-value equipment under various non-cancelable operating lease agreements. As of July 31, 2024, the minimum future commitments under these agreements are as follows:

Year ending July 31,	Lease commitment
2025	$706
2026	706
2027	418
2028	69
Total	$1,900

Capital commitment, Contingencies

The Group did not have any significant capital commitments, long-term obligations, pending litigation or guarantees as of July 31, 2024.

F-71

TALENTEC SDN. BHD. (formerly known as KE SDN. BHD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2023 AND 2024

(In U.S. dollars, except share data)

15.	SUBSEQUENT EVENTS

The company officially changed its name from KE Sdn. Bhd. to TalenTec Sdn. Bhd. on September 26, 2024.

The Group evaluated subsequent events through the date that the consolidated financial statements are available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements other than as discussed below.

F-72

EXECUTION VERSION

Annex A

MERGER

AND

CONTRIBUTION AND SHARE EXCHANGE AGREEMENT

by and among

BSKE LTD.,

TITAN PHARMACEUTICALS, INC.,

TTNP MERGER SUB, INC.

and

KE SDN BHD

dated as of August 19, 2024

i

ii

iii

Exhibits

Exhibit A	Form of Exchange Agreement
Exhibit B	Form of Surviving Corporation Charter
Exhibit C	Form of Surviving Corporation Bylaws

iv

MERGER AND CONTRIBUTION AND SHARE EXCHANGE AGREEMENT

This Merger and Contribution and Share Exchange Agreement, dated as of August 19, 2024 (this “Agreement”), is made and entered into by and among (i) BSKE Ltd., a Cayman Islands exempted company (“PubCo”), (ii) Titan Pharmaceuticals, Inc., a Delaware corporation (“Parent”), (iii) TTNP Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of PubCo (“Merger Sub” and, together with PubCo, each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities”), and (iv) KE Sdn Bhd, a Malaysian private limited company (the “Company”).

RECITALS

WHEREAS, the Company is engaged in software implementation and training, with specific focus on human resource solutions (as conducted or proposed to be conducted by the Company, the “Business”);

WHEREAS, Parent has been pursuing potential strategic alternatives, including an acquisition, merger, reverse merger, other business combination, sales of assets, licensing or other transaction;

WHEREAS, PubCo is a newly formed entity, wholly owned by Parent, and was formed for the purpose of participating in the transactions contemplated hereby and becoming the publicly traded holding company for the Company and the Surviving Corporation (as defined below);

WHEREAS, Merger Sub is a newly incorporated Delaware corporation, wholly owned by PubCo, and was formed for the purpose of effectuating the Merger (as defined below);

WHEREAS, the Company Shareholders (as defined below) own beneficially and of record 100% of the issued and outstanding equity securities of the Company as of immediately prior to the Effective Time (as defined below);

WHEREAS, within five (5) Business Days after the Proxy Statement/Prospectus becoming effective, PubCo, Parent and the Company will, and each of the Company Shareholders may elect to, enter into a share exchange agreement, substantially in the form attached hereto as Exhibit A (the “Exchange Agreement”);

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the Delaware General Corporation Law (“DGCL”) and the Malaysian Companies Act 2016 (the “Malaysian Companies Act”), as applicable, (a) Merger Sub will merge with and into Parent (the “Merger”), the separate existence of Merger Sub will cease and Parent will be the surviving corporation of the Merger and a direct wholly owned subsidiary of PubCo (Parent is hereinafter referred to for the periods from and after the Effective Time as the “Surviving Corporation”), and (b) immediately following confirmation of the effective filing of the Merger and upon the terms and subject to the conditions of this Agreement, the Company Shareholders will contribute and exchange all of the issued and outstanding equity securities of the Company for PubCo Ordinary Shares (as defined below) in accordance with this Agreement (the “Exchange” and together with the Merger, the “Business Combination”), and the Company will be a direct wholly owned subsidiary of PubCo;

WHEREAS, at Closing, PubCo and certain Company Shareholders will enter into a registration rights agreement in customary form and substance (the “Registration Rights Agreement”) pursuant to which, among other things, PubCo agrees to provide such Company Shareholders with certain rights relating to the registration for resale of the PubCo Ordinary Shares that they will receive in the Exchange; and

5

WHEREAS, each of the board of directors of Parent (the “Parent Board”), the board of directors of PubCo (the “PubCo Board”), the board of directors of Merger Sub (the “Merger Sub Board”), and the board of directors of the Company (the “Company Board”) has (i) determined that it is fair to, advisable for and in the best interests of Parent, PubCo, Merger Sub and the Company and their respective stockholders and shareholders, as applicable, to enter into this Agreement and to consummate the Business Combination and the other Transactions, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the Business Combination and the other Transactions, and (iii) determined to recommend to their respective stockholders and shareholders the approval and adoption of this Agreement, the Business Combination and the other Transactions.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

Article I

DEFINITIONS

Section 1.1 DEFINITIONS. As used herein, the following terms shall have the following meanings:

“Acquisition Entity” has the meaning set forth in the preamble hereto.

“Acquisition Proposal” means, as to the Company or Parent, other than the Transactions, any offer or proposal relating to: (i) any acquisition or purchase, direct or indirect, of (A) 20% or more of the consolidated assets of such Person and its Subsidiaries or (B) 20% or more of any class of equity or voting securities of (x) such Person or (y) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 20% or more of the consolidated assets of such Person and its Subsidiaries; (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity or voting securities of (A) such Person or (B) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 20% or more of the consolidated assets of such Person and its Subsidiaries; or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (A) such Person or (B) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 20% or more of the consolidated assets of such Person and its Subsidiaries.

“Action” means any action, lawsuit, complaint, claim, petition, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Additional SEC Reports” has the meaning set forth in Section 7.6.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” has the meaning set forth in the preamble hereto.

6

“Alternative Transaction” means, (i) as to the Company, a transaction (other than any Transaction) concerning the sale or transfer of (A) all or any material part of the business or assets of the KE Companies (as defined below), taken as a whole, or (B) any of the Company Shares or other equity interests or profit interests (including any phantom or synthetic equity) of any KE Company, whether newly issued or already outstanding, in any case, whether such transaction takes the form of a sale or issuance of shares or other equity interests, assets, merger, consolidation, issuance of debt securities or convertible securities, warrants, management Contract, joint venture or partnership, or otherwise, and (ii) as to Parent, a transaction (other than any Transaction) involving the sale or transfer of Parent Common Stock, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, business combination, issuance of debt securities or convertible securities, warrants, management Contract, joint venture or partnership, or otherwise.

“Ancillary Agreements” means, collectively, the Exchange Agreement, the Registration Rights Agreement, and the PubCo Governing Documents.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, anti-bribery provisions of Malaysian Anti-Corruption Commission Act 2009 and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010 or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Anti-Money Laundering Laws” means the financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, anti-money laundering provisions of the USA PATRIOT Act of 2001, as amended, anti-money laundering provision of the Malaysian Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001, as amended, all other applicable anti-money laundering Laws of any jurisdiction, and similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority.

“Business Combination” has the meaning set forth in the recitals hereto.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the Transactions), relating to a Business Combination.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“Closing” has the meaning set forth in Section 2.4.

“Closing Date” has the meaning set forth in Section 2.4.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble hereto.

“Company Audited Financial Statements” has the meaning set forth in Section 3.4(a).

“Company Benefit Plan” has the meaning set forth in Section 3.21(a).

“Company Board” has the meaning set forth in the recitals hereto.

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“Company Certificates” has the meaning set forth in Section 2.6(a).

“Company Cure Period” has the meaning set forth in Section 10.1(f).

“Company Disclosure Schedules” has the meaning set forth in Article III.

“Company Exchange Ratio” means 8.524.

“Company Financial Statements” has the meaning set forth in Section 3.4(a).

“Company Governing Documents” means the Company’s Constitution.

“Company Intellectual Property” means, collectively, any and all (i) Owned Company Intellectual Property, if any and (ii) Licensed Company Intellectual Property.

“Company Related Party” has the meaning set forth in Section 3.19(a).

“Company Services” means each service or solution that has been sold, distributed or made available to third parties by any of the KE Companies, or ordered or purchased by third parties from the Company or its Subsidiaries, in each case at any time during the three-year period preceding the date of this Agreement.

“Company Shareholder” means any holder of any Company Shares at the time of determination as the context requires.

“Company Shares” means the ordinary shares of the Company.

“Company Transaction Expenses” means fees and disbursements of outside counsel to the Company or the Company Shareholders incurred in connection with the Transactions and fees and expenses of any other agents, advisors, consultants, experts and financial advisors employed by the Company in connection with the Transactions.

“Company Transaction Expenses Certificate” has the meaning set forth in Section 2.1(a)(i).

“Company Unaudited Financial Statements” has the meaning set forth in Section 3.4(a).

“Computer Security Incident” means any data or security breaches or unauthorized access, modification, disclosure, misuse, loss, or unavailability of Personal Information or IT Systems or violation or suspected (after investigation that did not eliminate such suspicion) violation of Privacy Laws, computer security policies, acceptable use policies, standard security practices or Privacy Policies. Examples of such incidents include: (i) an attacker commands a botnet to send high volumes of connection requests to a web server, causing it to crash; (ii) users are tricked into opening a “quarterly report” sent via email that is actually malware; running the tool has infected their computers and established connections with an external host; (iii) an attacker obtains sensitive data and threatens that the details will be released publicly if the organization does not pay a designated sum of money; or (iv) a user provides or exposes sensitive information to others through peer-to-peer file sharing services.

“Continental” means Continental Stock Transfer & Trust Company.

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“Contracts” means any contracts, subcontracts, agreements, arrangements, understandings, commitments, instruments, undertakings, indentures, leases, mortgages and purchase orders, whether written or oral.

“Copyrights” means all rights in copyrights, and other rights in any works of authorship of any type, in all forms, media or medium, now known or hereinafter developed, and whether or not completed, published, or used, including all drafts, plans, sketches, artwork, layouts, copy, designs, photographs, illustrations, collections, serials, printed or graphic matter, slides, compilations, serials, promotions, audio or visual recordings, transcriptions, Software, and all derivative works, translations, adaptations and combinations of any of the foregoing, all registrations and applications therefor and all extensions, restorations, and renewals of any of the foregoing, all worldwide rights and priorities afforded under any Law with respect to any of the foregoing, and all termination rights, moral rights, author rights and all other rights associated therewith.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof.

“D&O Indemnified Parties” has the meaning set forth in Section 7.5(a).

“Databases” means all compilations of data, the selection and arrangement of that data, and all related documentation, including documentation regarding the procedures used in connection with the selection, collection, arrangement, processing and distribution of data contained therein to the extent they exist, together with documentation regarding the attributes of the data contained therein or the relationships among such data and documentation regarding data structures and formats, and file structures and formats, whether registered or unregistered, and any registrations or applications for registration therefor.

“Develop” or “Development” means any conception, reduction to practice, invention, creation, formulation, design, enhancement, testing, discovery, editing, commercialization, modification, improvement, or development (and any contribution to the foregoing), whether independently or jointly.

“DGCL” has the meaning set forth in the recitals hereto.

“Disclosure Schedules” means, as applicable, the Company Disclosure Schedules or the Parent Disclosure Schedules.

“DTC” means the Depository Trust Company.

“Effective Time” has the meaning set forth in Section 2.2(c).

“Environmental Laws” means any and all applicable Laws relating to pollution, protection, preservation or remediation of the environment (including natural resources) and human health and safety, including but not limited to the use, storage, emission, disposal or release of or exposure to Hazardous Materials.

“Environmental Permits” means the Permits required under Environmental Laws.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with a company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

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“Event” means any event, state of facts, development, change, circumstance, occurrence or effect.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 2.6(a).

“Exchange Agreement” has the meaning set forth in the preamble hereto.

“Exchange Consideration” means $27,000,000.

“Exchange Shares” has the meaning set forth in Section 2.3.

“Export Laws” means (i) all Laws imposing trade sanctions on any Person, including, all Laws administered by OFAC, all sanctions Laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, His Majesty’s Treasury or the European Union and all sanctions Laws or embargos imposed or administered by Government of Malaysia, and all anti-boycott Laws administered by the U.S. Department of State or the Department of Treasury and all anti-boycott Laws administered by Government of Malaysia, (ii) all Laws relating to the import, export, re-export, or transfer of information, data, goods, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State, and the export control Laws of the United Kingdom or the European Union, and (iii) all Laws relating to the import, export, re-export, or transfer of information, data, goods, and technology, of Malaysia and the export control laws of Malaysia.

“FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.

“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a Delaware corporation are its certificate of incorporation and bylaws, the “Governing Documents” of a Delaware limited liability company are its limited liability company agreement and certificate of formation under the Delaware Limited Liability Act, the “Governing Documents” of a Malaysian private limited company are its constitution under the Malaysian Companies Act and the “Governing Documents” of a Cayman Islands exempted company are its memorandum of association and articles of association under the Cayman Companies Act, in each case, as amended and/or restated from time to time.

“Governmental Authority” means any federal, state, provincial, municipal, local, international, supranational or foreign government, governmental authority, regulatory or administrative agency (which for the purposes of this Agreement shall include the SEC), governmental commission, department, board, bureau, agency, court, arbitral tribunal, securities exchange or similar body or instrumentality thereof.

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“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Materials” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive” (or words of similar intent or meaning) under Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, per- and polyfluoroalkyl substances or pesticides.

“Healthcare Reform Laws” has the meaning set forth in Section 4.21(l).

“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (i) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (ii) amounts owing as deferred purchase price for property or services, including “earnout” payments, (iii) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (iv) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (v) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (vi) obligations under capitalized leases, (vii) obligations under any Financial Derivative/Hedging Arrangement, (viii) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (i) through (vii) above, and (ix) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations; provided, however, that Indebtedness shall not include accounts payable to trade creditors and accrued expenses arising in the Ordinary Course.

“Intellectual Property” means all of the following: (i) Copyrights; (ii) Trademarks; (iii) Patents; (iv) Proprietary Information (including knowledge databases, customer lists and customer databases); (v) all domain names, uniform resource locators and other names and locators associated with the internet, including applications and registrations thereof; (vi) all rights (as such may exist or be created in any jurisdiction), whether statutory, common law or otherwise, in, arising out of, or associated with the foregoing; (vii) all other intellectual property or proprietary rights now known or hereafter recognized in any jurisdiction worldwide; (viii) all rights equivalent or similar or pertaining to the foregoing, including those arising under international treaties and convention rights; (ix) all rights and powers to assert, defend and recover title to any of the foregoing; (x) all rights to assert, defend, sue, and recover damages for any past, present and future infringement, misuse, misappropriation, impairment, unauthorized use or other violation of any rights in or to any of the foregoing; and (xi) all administrative rights arising from the foregoing, including the right to prosecute applications and oppose, interfere with or challenge the applications of others, the rights to obtain renewals, continuations, divisions and extensions of legal protection pertaining to any of the foregoing.

“Intended Tax Treatment” has the meaning set forth in Section 8.5(a)(i).

“Interim Period” has the meaning set forth in Section 6.1.

“Investment Company Act” means the United States Investment Company Act of 1940.

“IRS” means the United States Internal Revenue Service.

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“IT Systems” means, collectively, the hardware, Software, data, Databases, data communication lines, network and telecommunications equipment, platforms, servers, peripherals, computer systems, and other information technology equipment, facilities, infrastructure and documentation used, owned, leased or licensed by any of the KE Companies or Parent, as applicable, and used in their business as currently conducted.

“KE Companies” means, collectively, the Company and its Subsidiaries.

“KE Company Interests” means all of the outstanding equity interests of the KE Companies.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority, or any provisions or interpretations of the foregoing, including general principles of common and civil law and equity.

“Leased Real Property” means all real property leased, licensed, subleased, sublicensed or otherwise used or occupied by any of the KE Companies or Parent, as applicable, or to which the KE Companies or Parent, as applicable, otherwise has a right to use.

“Letter of Transmittal” has the meaning set forth in Section 2.6(a).

“Licensed Company Intellectual Property” means Intellectual Property licensed or made available by another Person to any of the KE Companies.

“Licensed Parent Intellectual Property” means Intellectual Property licensed or made available by another Person to Parent.

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, charges, security interests, options, leases, subleases, restrictions, title retention devices (including the interest of a seller or lessor under any conditional sale agreement or capital lease, or any financing lease having substantially the same economic effect as any of the foregoing), collateral assignments, claims or other encumbrances of any kind whether consensual, statutory or otherwise, and whether filed, recorded or perfected under applicable Law (including any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset, but in any event excluding restrictions under applicable securities Laws).

“Loeb” has the meaning set forth in Section 8.5(a)(vi).

“Lost Certificate Affidavit” has the meaning set forth in Section 2.6(e).

“Malaysian Companies Act” has the meaning set forth in the recitals hereto.

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“Material Adverse Effect” means any event, change or circumstance that has or is reasonably likely to have a material adverse effect on (i) the assets, business, results of operations, financial condition or prospects of the KE Companies or Parent, as applicable, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (A) any change in applicable Laws or GAAP after the date hereof or any official interpretation thereof, (B) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (C) the announcement or the execution of this Agreement, the pendency or consummation of the Business Combination or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided, that the exceptions in this clause (C) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 3.10, 4.10, or 5.4 and, to the extent related thereto, the condition in Section 9.2(a)) or 9.3(a), as applicable, (D) any change generally affecting any of the industries or markets or the economy as a whole in which the Company or Parent operates, (E) the compliance with the terms of this Agreement or the taking of any action required by this Agreement or by KE with the prior written consent of Parent or by Parent, PubCo, or Merger Sub with the prior written consent of KE (provided, that the exceptions in this clause (E) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 3.10 , 4.10, or 5.4 and, to the extent related thereto, the condition in Section 9.2(a) or 9.3(a), as applicable), (F) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, pandemic, weather condition, explosion fire, act of God or other force majeure event, and any Law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or any industry group providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak or any change in such Law, directive, pronouncement or guideline or interpretation thereof following the date of this Agreement or the Company’s or Parent’s compliance therewith, (G) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company or Parent operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (H) any failure of any KE Company to meet any projections, forecasts or budgets; provided, that clause (H) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect), except in the case of clause (A), (B), (D), (F) and (G) to the extent that such change does not have a disproportionate impact on the Company as compared to other industry participants or (ii) the ability of the Company or Parent to consummate the Transactions.

“Material Contracts” has the meaning set forth in Section 3.5(a).

“Material Permits” has the meaning set forth in Section 3.16.

“Merger” has the meaning set forth in the recitals hereto.

“Merger Certificate” has the meaning set forth in Section 2.2(c).

“Merger Constituent Corporations” has the meaning set forth in Section 2.2(b).

“Merger Filing Documents” has the meaning set forth in Section 2.2(c).

“Merger Sub” has the meaning set forth in the preamble hereto.

“Merger Sub Board” has the meaning set forth in the recitals hereto.

“Merger Sub Shares” has the meaning set forth in Section 5.2(a).

“Nasdaq” means The Nasdaq Capital Market.

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“OFAC” means the United States Office of Foreign Assets Control.

“Olshan” has the meaning set forth in Section 8.5(a)(vi).

“Ordinary Course” means, with respect to an action taken by a Person, that (i) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person’s business, including (with respect to the use of such term in Article III or Article IV as to the period prior to the date of this Agreement); and (ii) such action complies with, in all material respects, all applicable Laws.

“Owned Company Intellectual Property” means any and all Intellectual Property owned or purported to be owned by the KE Companies.

“Owned Company Software” means all Software owned or purported to be owned by a KE Company.

“Owned Parent Intellectual Property” means any and all Intellectual Property owned or purported to be owned by Parent.

“Owned Parent Software” means all Software owned or purported to be owned by Parent.

“Parent” has the meaning set forth in the preamble hereto.

“Parent Board” has the meaning set forth in the recitals hereto.

“Parent Board Recommendation” has the meaning set forth in Section 8.3(b)(ii).

“Parent Bylaws” means the Bylaws of Parent, as amended by the Amendment to the Bylaws of Parent effective as of December 29, 2021, and as further amended by the Amendment to the Bylaws of Parent effective as of July 5, 2022.

“Parent Capital Stock” means, collectively, the Parent Common Stock and the Parent Preferred Stock.

“Parent Certificates” has the meaning set forth in Section 2.6(a).

“Parent Charter” means (i) the Amended and Restated Certificate of Incorporation of Parent, dated January 23, 1996, as amended by the Certificate of Amendment to the Restated Certificate of Incorporation dated September 24, 2015, as amended by the Certificate of Amendment to the Restated Certificate of Incorporation dated January 23, 2019, as amended by the Certificate of Amendment to the Restated Certificate of Incorporation dated November 30, 2020, and as amended by the Certificate of Amendment to the Amended and Restated Certificate of Incorporation dated January 8, 2024, and (ii) that certain Certificate of Designations, Preferences, Rights and Limitations of Series AA Convertible Preferred Stock, dated September 13, 2023.

“Parent Common Stock” means the common stock of Parent, par value $0.001 per share.

“Parent Cure Period” has the meaning set forth in Section 10.1(g).

“Parent Disclosure Schedules” has the meaning set forth in Article IV.

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“Parent Exchange Ratio” means the exchange of Parent Common Stock for PubCo Ordinary Shares on a one-for-one basis.

“Parent Intellectual Property” means, collectively, any and all (i) Owned Parent Intellectual Property and (ii) Licensed Parent Intellectual Property.

“Parent Financial Statements” has the meaning set forth in Section 4.4(a).

“Parent Governing Documents” means, collectively, the Parent Charter and the Parent Bylaws.

“Parent Options” means any option to purchase Parent Common Stock granted under any equity incentive plan of the Parent.

“Parent Preferred Stock” means preferred stock of Parent, par value $0.001 per share.

“Parent Related Party” has the meaning set forth in Section 3.19(a).

“Parent SEC Filings” has the meaning set forth in Section 4.30.

“Parent Series AA Preferred Stock” means the Parent Preferred Stock designated as Series AA Convertible Preferred Stock having a par value of $0.001 per share and a stated value equal to $10.00.

“Parent Stockholder” means any holder of any shares of Parent Capital Stock.

“Parent Stockholder Meeting” has the meaning set forth in Section 8.3(a)(i).

“Parent Stockholders’ Approval” means the approval of the Transaction Proposals, in each case, by (i) an affirmative vote of the holders of at least a majority of the outstanding shares of Parent Common Stock entitled to vote, who attend and vote thereupon (as determined in accordance with the Parent Governing Documents) at a Parent Stockholder Meeting duly called by the Parent Board and held for such purpose and (ii) to the extent required by applicable Law and Parent’s organizational documents, an affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Parent Preferred Stock entitled to vote, voting as a separate class.

“Parent Transaction Expenses” means fees and disbursements of Parent for outside counsel to Parent and PubCo incurred in connection with the Transactions and fees and expenses of any other agents, advisors, consultants, experts and financial advisors employed by or on behalf of Parent or PubCo in connection with the Transactions.

“Parent Transaction Expenses Certificate” has the meaning set forth in Section 2.1(a)(ii).

“Parent Warrants” means the warrants to purchase shares of Parent Common Stock set forth on Schedule 1.1.

“Patents” means all (i) U.S. and foreign patents (including certificates of invention and other patent equivalents), utility models, and applications for any of the foregoing, including provisional applications, and all patents of addition, improvement patents, continuations, continuations-in-part, divisionals, reissues, re-examinations, renewals, confirmations, substitutions and extensions thereof or related thereto, and all applications or counterparts in any jurisdiction pertaining to any of the foregoing, including applications filed pursuant to any international patent law treaty, (ii) inventions, discoveries, improvements, idea submissions and invention disclosures, whether or not patentable, whether or not reduced to practice, and whether or not yet made the subject of a pending patent application or applications, and (iii) other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventors’ certificates, petty patents and innovation patents), together with all worldwide rights and priorities afforded under any Law with respect to any of the foregoing.

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“Payment Spreadsheet” has the meaning set forth in Section 2.1(a)(iii).

“PCAOB” means the United States Public Company Accounting Oversight Board and any division or subdivision thereof.

“Permit” means any consent, franchise, approval, registration, variance, license, permit, grant, certificate, registration or other authorization or approval of a Governmental Authority or pursuant to any Law, and all pending applications for any of the foregoing.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens (A) that arise in the Ordinary Course, (B) that relate to amounts not yet delinquent or (C) that are being contested in good faith through appropriate Actions, and either are not material or appropriate reserves for the amount being contested have been established in accordance with GAAP, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course, (iii) Liens for current period Taxes not yet delinquent or for Taxes that are being contested in good faith in the Ordinary Course through appropriate Actions by the Person responsible for the payment thereof, and for which adequate accruals or reserves have been established in accordance with GAAP or other applicable accounting principles with respect thereto, (iv) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (v) non-exclusive licenses of Owned Parent Intellectual Property, entered into in the Ordinary Course, (vi) Liens that secure obligations that are reflected as liabilities on the balance sheet included in the Company Unaudited Financial Statements or Liens the existence of which is referred to in the notes to the balance sheet included in the Company Unaudited Financial Statements, (vii) in the case of Leased Real Property, matters that would be disclosed by an accurate survey or inspection of such Leased Real Property, which do not materially interfere with the current use or occupancy of any Leased Real Property, (viii) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, which do not materially interfere with the current use or occupancy of any Leased Real Property, (ix) statutory Liens of landlords for amounts that (A) are not due and payable, (B) are being contested in good faith by appropriate proceedings and either are not material or appropriate reserves for the amount being contested have been established in accordance with GAAP or (C) may thereafter be paid without penalty and (x) Liens described on Section 1.01 of the Company Disclosure Schedules.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Personal Information” means (i) all data and information that, whether alone or in combination with any other data or information, identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a natural person, household, or his, her or its device, including name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, government-issued ID number, customer or account number, health information, financial information, credit report information, device identifiers, transaction identifier, cookie ID, browser or device fingerprint or other probabilistic identifier, IP addresses, physiological and behavioral biometric identifiers, viewing history, platform behaviors, and any other similar piece of data or information; and (ii) all other data or information that is otherwise protected by any Privacy Laws or otherwise considered personally identifiable information or personal data under applicable Law.

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“Privacy Laws” means all applicable Laws in any applicable jurisdiction governing the privacy, secrecy, security, protection, international transfer or other Processing of Personal Information, and all regulations or guidance issued thereunder, including incident reporting and security incident notifying requirements.

“Process” or “Processing” means, with respect to data, the use, collection, creation, processing, receipt, storage, recording, organization, structuring, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, making available, alignment, combination, restriction, protection, security, erasure or destruction of such data.

“Proprietary Information” means all rights under applicable Laws in and to trade secrets, confidential information, proprietary information, designs, formulas, algorithms, procedures, methods, techniques, discoveries, developments, know-how, research and development, technical data, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, recordings, graphs, drawings, reports, analyses, documented and undocumented information, information and materials not generally known to the public, protocols, schematics, compositions, sketches, photographs, websites, content, images, graphics, text, artwork, audiovisual works, build instructions, Software, Databases, pricing, customer and user lists, market studies, business plans, systems, structures, architectures, devices, concepts, methods and information, together with any and all notes, analysis, compilations, lab reports, notebooks, invention disclosures, studies, summaries, and other material containing or based, in whole or in part, on any information included in the foregoing, including all copies and tangible embodiments of any of the foregoing in whatever form or medium.

“Proxy Statement/Prospectus” has the meaning set forth in Section 8.3(a)(i).

“PubCo” has the meaning set forth in the preamble hereto.

“PubCo Board” has the meaning set forth in the recitals hereto.

“PubCo Governing Documents” means the Amended and Restated Memorandum of Association and Articles of Association of PubCo to be adopted by PubCo and registered by the Cayman Registrar prior to Closing.

“PubCo Ordinary Shares” means the ordinary shares of PubCo.

“Publicly Available Software” means (i) any Software that is distributed as free software or open source software (including Software distributed under the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, any Creative Commons “ShareAlike” license, the Server Side Public License, or the Apache Software License), or pursuant to open source, copyleft, or similar licensing and distribution models; and (ii) any Software that requires as a condition of use, modification, and/or distribution of such Software that such Software or other Software incorporated into, linked to, derived from, or distributed with such Software (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, or (C) be redistributable at no or minimal charge.

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“Real Property Lease” has the meaning set forth in Section 3.5(a)(viii).

“Registered Intellectual Property” means all Intellectual Property that is registered, filed, certified, applied for, perfected, recorded, renewed or issued under the authority of, with or by any Governmental Authority, domain name registrar or other public or quasi-public legal authority anywhere in the world.

“Registration Rights Agreement” has the meaning set forth in the recitals hereto.

“Regulatory Approvals” has the meaning set forth in Section 8.2(a).

“Remedial Action” means all action required under applicable Laws: (x) to cleanup, remove, treat or in any other way remediate any chemical, Hazardous Material or waste containing any chemical or Hazardous Material in the environment; (y) to prevent the release of any chemical, Hazardous Material or waste containing any chemical or Hazardous Material so that they do not endanger or otherwise adversely affect the environment or public health or welfare; or (z) to perform pre-remedial studies, investigations or monitoring, in or under any real property, assets or facilities.

“Representatives” of a Person means, collectively, officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives of such Person or its Affiliates.

“Sanctions” means any sanctions administered or enforced by OFAC, the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authority.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Software” means all (a) computer software, programs, applications, scripts, middleware, firmware, interfaces, tools, operating systems, software code of any nature, (including object code, source code, interpreted code, data files, rules, definitions and methodology derived from the foregoing) and any derivations, updates, enhancements and customization of any of the foregoing, together with all related processes, technical data, algorithms, APIs, subroutines, operating procedures, report formats, development tools, templates and user interfaces, (b) electronic data, Databases and data collections, and (c) documentation, including user manuals, technical manuals, programming comments, descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, and training materials related to any of the foregoing.

“Stockholder Certificates” has the meaning set forth in Section 2.6(a).

“Stockholder Consideration” means, with respect to each Parent Stockholder or Company Shareholder, as applicable, subject to the terms and conditions of this Agreement, the sum of all PubCo Ordinary Shares receivable by such Parent Stockholder pursuant to Section 2.2(g)(ii) and (iii) or Company Shareholder pursuant to Section 2.3 (and with respect to each such Company Shareholder, as allocated in accordance with the Payment Spreadsheet).

“Stockholder Litigation” has the meaning set forth in Section 8.6.

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“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a general or limited partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Surviving Corporation” has the meaning set forth in the recitals hereto.

“Surviving Corporation Bylaws” has the meaning set forth in Section 2.2(d).

“Surviving Corporation Charter” has the meaning set forth in Section 2.2(d).

“Surviving Corporation Governing Documents” has the meaning set forth in Section 2.2(d).

“Tax Return” means any return, declaration, report, claim for refund, statement, information statement or other document (including any related or supporting schedules, statements or information) filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means any and all federal, state, provincial, territorial, local, foreign and other net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, withholding, payroll, ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, Value Added Tax, estimated, customs duties, sales, use, or other taxes, governmental fees or other like assessments, together with any interest, penalty, addition to tax or additional amounts imposed with respect thereto by a Governmental Authority and any liability for the payment of or in respect of any amounts of the type previously described as a result of being a member of an affiliated, consolidated, combined, or other group for tax purposes for any period, as a result of any tax sharing or tax allocation agreement or arrangement or as a result of being liable for or in respect of another Person’s taxes as a transferee or successor, by contract or otherwise.

“Terminating Company Breach” has the meaning set forth in Section 10.1(f).

“Terminating Parent Breach” has the meaning set forth in Section 10.1(g).

“Termination Date” means August 19, 2025.

“Trademarks” means all trademarks, service marks, trade names, business names, corporate names, trade dress, look and feel, product and service names, logos, brand names, slogans, 800 numbers, Internet domain names, URLs, social media usernames, handles, hashtags and account names, symbols, emblems, insignia and other distinctive identification and indicia of source of origin, whether or not registered, including all common law rights thereto, and all applications and registrations therefor, and all goodwill associated with any of the foregoing or the business connected with the use of and symbolized by the foregoing.

“Trading Day” means any day on which Nasdaq is open for trading.

“Transaction Financing” has the meaning set forth in Section 8.1.

“Transaction Investor” means any investor in the Transaction Financing.

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“Transaction Proposals” has the meaning set forth in Section 8.3(a)(i).

“Transactions” means, collectively, the Business Combination and each of the other transactions contemplated by this Agreement or any of the Ancillary Agreements.

“Transfer Tax” has the meaning set forth in Section 8.5(b).

“Transmittal Documents” has the meaning set forth in Section 2.6(c).

“Value Added Tax” means value added tax or any similar, replacement or additional tax.

“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

Section 1.2 CONSTRUCTION.

(a) Unless the context of this Agreement otherwise requires or unless otherwise specified, (i) words of any gender shall be construed as masculine, feminine, neuter or any other gender, as applicable; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “herewith,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the terms “Schedule” or “Exhibit” refer to the specified Schedule or Exhibit of this Agreement; (vi) the words “including,” “included,” or “includes” shall mean “including, without limitation;” (vii) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends and such phrase shall not simply mean “if;” and (viii) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c) References to “$,” “US$,” “USD” or “dollars” are to the lawful currency of the United States of America.

(d) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Time periods within or following which any payment is to be made or act is to be done under this Agreement shall be calculated by excluding the calendar day on which the period commences and including the calendar day on which the period ends, and by extending the period to the next following Business Day if the last calendar day of the period is not a Business Day.

(e) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(f) Unless the context of this Agreement otherwise requires, references to Parent with respect to periods following the Effective Time shall be construed to mean the Surviving Corporation and vice versa.

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(g) The phrases “delivered”, “provided to”, “furnished to”, or “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been (i) provided no later than one calendar day prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (A) in the virtual “data room” set up by the Company in connection with this Agreement or (B) by delivery to such party or its legal counsel via electronic mail or hard copy form, or (ii) with respect to Parent, filed with the SEC by Parent on or prior to the date hereof.

Section 1.3 Knowledge. As used herein, (i) the phrase “to the knowledge of the Company” or “to the Company’s knowledge” shall mean the actual knowledge of the individuals identified on Section 1.3 of the Company Disclosure Schedules; (ii) the phrase “to the knowledge of Parent” shall mean the actual knowledge of the individuals identified on Section 1.3 of the Parent Disclosure Schedules.

Article II

TRANSACTIONS; CLOSING

Section 2.1 PRE-CLOSING ACTIONS.

(a) Transaction Expenses Certificates; Payment Spreadsheet.

(i) No later than three Business Days prior to the Closing Date, the Company shall provide to Parent a written report setting forth a list of all of the Company Transaction Expenses (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date (the “Company Transaction Expenses Certificate”).

(ii) As soon as reasonably practicable (but in any event no later than one Business Day) prior to the Closing Date, Parent shall deliver to the Company a written report setting forth a list of all of the Parent Transaction Expenses (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date (the “Parent Transaction Expenses Certificate”).

(iii) Promptly following delivery by (A) the Company of the Company Transaction Expenses Certificate pursuant to Section 2.1(a)(i) and (B) Parent of the Parent Transaction Expenses Certificate pursuant to Section 2.1(a)(ii) and, in any event, not less than two Business Days prior to the Closing Date, the Company shall (1) deliver to Parent a spreadsheet schedule (the “Payment Spreadsheet”) in excel format with underlying calculations setting forth the portion of the Exchange Consideration payable to each Company Shareholder (including the allocation of PubCo Ordinary Shares). As promptly as practicable following the Company’s delivery of the Payment Spreadsheet, the parties hereto shall work together in good faith to finalize the Payment Spreadsheet in accordance with this Agreement. The allocation of a portion of the Exchange Consideration to the Company Shareholders pursuant to the Payment Spreadsheet shall, to the fullest extent permitted by applicable Law, be final and binding on all parties and shall be used by parties hereof for purposes of issuing the Exchange Consideration to the Company Shareholders pursuant to this Article II, absent manifest error. In issuing the Exchange Consideration, the parties hereof shall, to the fullest extent permitted by applicable Law, be entitled to rely fully on the information set forth in the Payment Spreadsheet, absent manifest error. The Payment Spreadsheet shall be prepared solely by the Company, and the Company acknowledges that Parent and its Affiliates are not responsible for, and shall have no liability with respect to, the Payment Spreadsheet or any allocations, errors or omissions therein.

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Section 2.2 MERGER.

(a) Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into Parent, and the separate corporate existence of Merger Sub shall cease, and Parent, as the Surviving Corporation, shall thereafter continue its corporate existence as a wholly owned subsidiary of PubCo.

(b) Effect of the Merger. From and after the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, immunities, powers and franchises, of a public as well as a private nature, of Parent and Merger Sub (Parent and Merger Sub sometimes being referred to herein as the “Merger Constituent Corporations”), and shall become subject to all the debts, restrictions, liabilities and duties of each of the Merger Constituent Corporations; and all rights, privileges, powers and franchises of each of the Merger Constituent Corporations, and all property, real, personal and mixed, and all debts due to each such Merger Constituent Corporation, on whatever account, and all things in action or belonging to each Merger Constituent Corporations shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of each of the Merger Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Merger Constituent Corporations shall not revert or become in any way impaired by reason of the Merger; but all Liens upon any property of an Merger Constituent Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, restrictions, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of this Agreement and the DGCL.

(c) Filing of Certificate of Merger. At the Closing, subject to the satisfaction or waiver of all of the conditions set forth in this Agreement, and provided this Agreement has not been earlier terminated pursuant to its terms, Merger Sub and Parent shall cause a certificate of merger in respect of the Merger (in form and substance reasonably satisfactory to the Company and Parent) (the “Merger Certificate”) and such other documents as may be required in accordance with the applicable provisions of the DGCL or by any other applicable Law to make the Merger effective (collectively, the “Merger Filing Documents”), to be executed and duly submitted for filing with the Delaware Secretary of State in accordance with the applicable provisions of the DGCL. The Merger shall become effective at the time specified in the Merger Certificate when the Merger Certificate has been accepted for filing by the Delaware Secretary of State, or at such later time as Merger Sub and Parent mutually agree in writing with the written consent of the Company (subject to the requirements of the DGCL) and as set forth in the Merger Certificate (such date and time as the Merger becomes effective, the “Effective Time”).

(d) Organizational Documents of the Surviving Corporation. At the Effective Time, the Parent Charter and Parent Bylaws, as in effect immediately prior to the Effective Time, shall be amended and restated in the forms attached hereto as Exhibit B (the “Surviving Corporation Charter”) and Exhibit C (the “Surviving Corporation Bylaws,” together with the Surviving Corporation Charter, the “Surviving Corporation Governing Documents”), respectively, and as so amended and restated shall be the charter and bylaws of the Surviving Corporation, until thereafter amended as provided therein and under the DGCL.

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(e) Directors and Officers of the Surviving Corporation and PubCo.

(i) From and after the Effective Time, the officers of the Company holding such positions as set forth on Section 7.4(b) of the Parent Disclosure Schedules shall be the officers of the Surviving Corporation and shall be appointed as officers of PubCo, each such officer to hold office in accordance with the Surviving Corporation Governing Documents and the PubCo Governing Documents, respectively.

(ii) From and after the Effective Time, the Persons identified as the initial directors of the Surviving Corporation in accordance with the provisions of Section 7.4(a) shall be the directors of the Surviving Corporation and shall be appointed as directors of PubCo, each to hold office in accordance with the Surviving Corporation Governing Documents and the PubCo Governing Documents, respectively.

(f) Effect of Merger on Merger Sub Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any party hereto or the holders of shares of Merger Sub, each share of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall automatically be converted into an equal number and class of shares of the Surviving Corporation, which shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(g) Effect of Merger on Parent Shares.

(i) Parent Common Stock. At the Effective Time, by virtue of the Merger and conditioned on the consummation of the Business Combination and without any action on the part of any party hereto or the holders of Parent Common Stock, each share of Parent Common Stock that is issued and outstanding immediately prior to the Effective Time, shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the Transmittal Documents (as defined below) in accordance with Section 2.6, such number of newly issued PubCo Ordinary Shares that is equal to the Parent Exchange Ratio, without interest, subject to rounding pursuant to Section 2.6(h)). As of the Effective Time, each Parent Stockholder shall cease to have any other rights in and to Parent or the Surviving Corporation.

(ii) Parent Preferred Stock. At the Effective Time, by virtue of the Merger and conditioned on the consummation of the Business Combination and without any action on the part of any party hereto or the holders of Parent Preferred Stock, each share of Parent Series AA Preferred Stock that is issued and outstanding immediately prior to the Effective Time, shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the Transmittal Documents (as defined below) in accordance with Section 2.6, a number of newly issued PubCo Ordinary Shares that is equal to the number of shares of Parent Common Stock into which one Series AA Share could have been converted immediately before the Merger, disregarding any beneficial ownership limitation or other conversion restriction contained in the terms of the Series AA Shares.

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(iii) Parent Warrants and Parent Options. At the Effective Time, automatically and without any action on the part of the holder thereof, the Surviving Corporation shall assume each Parent Warrant and Parent Option remaining outstanding immediately prior to the Effective Time and each such Parent Warrant and Parent Option shall become a warrant or option, as applicable, to purchase that number of PubCo Ordinary Shares equal to the number of shares of Parent Common Stock that would have been issuable upon the exercise of such Parent Warrant or Parent Option, as applicable, at an exercise price per share equal to the per share exercise price of such Parent Warrant or Parent Option, and otherwise upon the same terms and conditions, as set forth in the applicable underlying agreement. Other than as described in the immediately preceding sentence, each such Parent Warrant or Parent Option so assumed shall continue to have, and shall be subject to, the same terms and conditions as applied to the underlying Parent Warrant or Parent Option immediately prior to the Effective Time. The Surviving Corporation shall take all company actions necessary to reserve for issuance a sufficient number of PubCo Ordinary Shares for delivery upon exercise of the Parent Warrants and Parent Options assumed by the Surviving Corporation pursuant to this Section 2.2(g)(iii).

(iv) Parent Treasury Shares. Notwithstanding clauses (i) and (ii) above or any other provision of this Agreement to the contrary, at the Effective Time, if there are any shares of Parent Capital Stock that are owned by Parent as treasury shares or any shares of Parent Capital Stock owned by any direct or indirect Subsidiary of Parent immediately prior to the Effective Time, such shares of Parent Capital Stock shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor.

Section 2.3 CONTRIBUTION AND SHARE EXCHANGE. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, as of immediately following the Effective Time, pursuant to the terms of the Exchange Agreement, (i) each Company Shareholder shall contribute to PubCo all of such Company Shareholder’s Company Shares, and (ii) in exchange for the contribution of such Company Shares, PubCo shall issue to such Company Shareholder for each Company Share contributed such number of newly issued PubCo Ordinary Shares that is equal to the Company Exchange Ratio, as such calculations are set forth in the Payment Spreadsheet as to each holder set forth therein (the “Exchange Shares”), without interest, subject to rounding pursuant to Section 2.6(h)).

Section 2.4 CLOSING. In accordance with the terms and subject to the conditions of this Agreement, the closing of the Merger, the Exchange, and the other Transactions contemplated by this Agreement to occur or become effective in connection therewith (including all Transactions contemplated to occur or become effective at the Closing, the “Closing”) shall take place electronically through the exchange of documents via e-mail or facsimile on the date which is three Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or at such other time and place or in such other manner as shall be agreed upon by Parent and the Company in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

Section 2.5 CLOSING DELIVERABLES.

(a) At the Closing, the Company will deliver or cause to be delivered to Parent:

(i) a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that the conditions specified in Section 9.2(a) and Section 9.2(b) have been fulfilled;

(ii) the Payment Spreadsheet;

(iii) a copy of the executed Registration Rights Agreement duly executed by the Company Shareholders party thereto; and

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(iv) copies of the approvals, waivers or consents called for by Section 9.2(d), if any.

(b) At the Closing, Parent will deliver or cause to be delivered to the Company:

(i) a certificate signed by an officer of Parent, dated as of the Closing Date, certifying that the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled;

(ii) copies of the written resignations of all the directors and officers of Parent, PubCo and Merger Sub effective as of the Effective Time; and

(iii) a copy of the executed Registration Rights Agreement duly executed by PubCo.

(c) On the Closing Date, (i) PubCo shall pay or cause to be paid by wire transfer of immediately available funds all accrued and unpaid Company Transaction Expenses as set forth in the Company Transaction Expenses Certificate pursuant to Section 2.1(a)(i), which shall include the respective amounts and wire transfer instructions for the payment thereof and (ii) PubCo shall pay or cause to be paid by wire transfer of immediately available funds all accrued and unpaid Parent Transaction Expenses as set forth in the Parent Transaction Expenses Certificate pursuant to Section 2.1(a)(ii).

Section 2.6 SURRENDER OF PARENT AND COMPANY SECURITIES AND DISBURSEMENT OF STOCKHOLDER CONSIDERATION.

(a) Prior to the Effective Time, PubCo and Parent shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”), for the purpose of exchanging and/or verifying the cancellation of share certificates (where share certificates were issued) representing (i) Company Shares (“Company Certificates”) and (ii) Parent Common Stock and Parent Preferred Stock (“Parent Certificates,” and together with the Company Certificates, the “Stockholder Certificates”). At the Closing, PubCo shall deposit, or cause to be deposited, a copy of the register of members of PubCo with the Exchange Agent updated to reflect, at the Effective Time, the issuance of the Stockholder Consideration receivable by the Company Shareholders in accordance with the Payment Spreadsheet, and at the Effective Time, the issuance of the Stockholder Consideration receivable by the Parent Stockholders in accordance with the Payment Spreadsheet. The Stockholder Consideration shall be duly issued to the applicable shareholders upon the entry of the names of such shareholders on the register of members of PubCo. Prior to the Effective Time, substantially concurrently with the mailing of the Proxy Statement/Prospectus to the Parent Stockholders, PubCo shall send, or shall cause the Exchange Agent to send, to each Company Shareholder and each Parent Stockholder, a letter of transmittal for use in such exchange and/or verification, in form and substance reasonably satisfactory to the Company and Parent (a “Letter of Transmittal”) which shall specify that the delivery and/or cancellation of Company Certificates and Parent Certificates in respect of the Stockholder Consideration shall be effected, and risk of loss and title shall pass, only upon proper delivery and/or cancellation of the Company Certificates and the Parent Certificates and other Transmittal Documents to the Exchange Agent (or a Lost Certificate Affidavit (as defined below)) for use in such exchange.

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(b) Each Company Shareholder shall be entitled to receive his, her or its Stockholder Consideration in accordance with the Payment Spreadsheet in respect of the Company Shares represented by such Company Shareholder’s Company Certificate(s), as soon as reasonably practicable after the Effective Time, but subject to the delivery to the Exchange Agent (and/or cancellation in the case of the Company Certificates and/or appropriate entry in the register of members of PubCo to reflect such cancellation) of the following items prior thereto: (i) the Company Certificate(s) (where Company Certificate(s) was or were issued) for his, her or its Company Shares (or a Lost Certificate Affidavit), together with a properly completed and duly executed Letter of Transmittal, and (ii) such other documents as may be reasonably requested by the Exchange Agent or PubCo. Until so surrendered and/or cancelled, each such Company Certificate shall represent after the Effective Time for all purposes only the right to receive such Stockholder Consideration (or portion thereof) attributable to such Company Certificate in accordance with the Payment Spreadsheet.

(c) Each Parent Stockholder shall be entitled to receive his, her or its Stockholder Consideration in respect of the Parent Capital Stock represented by such Parent Stockholder’s Parent Certificate(s), as soon as reasonably practicable after the Effective Time, but subject to the delivery to the Exchange Agent (and/or cancellation in the case of Parent Certificates) of the following items prior thereto: (i) the Parent Certificate(s) for his, her or its shares of Parent Capital Stock (or a Lost Certificate Affidavit), together with a properly completed and duly executed Letter of Transmittal, and (ii) such other documents as may be reasonably requested by the Exchange Agent or PubCo (the documents to be submitted to the Exchange Agent pursuant to this sentence and the first sentence of Section 2.6(b), collectively, the “Transmittal Documents” ). Until so surrendered and/or cancelled, each such Parent Certificate shall represent after the Effective Time for all purposes only the right to receive such Stockholder Consideration (or portion thereof) attributable to such Parent Certificate in accordance with the Payment Spreadsheet.

(d) If any Stockholder Consideration (or portion thereof) is to be delivered or issued to a Person other than the Person in whose name the surrendered and/or cancelled Stockholder Certificate is registered, or who is registered as the shareholder in PubCo’s register of members, immediately prior to the Effective Time, it shall be a condition to such delivery that (i) in the case of Company Shares, the transfer of such Company Shares shall have been permitted in accordance with the terms of the Company Governing Documents, each as in effect immediately prior to the Effective Time and in case of Parent Capital Stock, the transfer of such Parent Capital Stock shall have been permitted in accordance with the terms of the Parent Governing Documents, each as in effect immediately prior to the Effective Time, (ii) such Stockholder Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, (iii) the recipient of such Stockholder Consideration (or portion thereof), or the Person in whose name such Stockholder Consideration (or portion thereof) is delivered or issued, shall have already executed and delivered such other Transmittal Documents as are reasonably deemed necessary by the Exchange Agent or PubCo, and (iv) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Stockholder Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) Notwithstanding anything to the contrary contained herein, in the event that any Stockholder Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Stockholder Certificate to the Exchange Agent, the Company Shareholder or Parent Stockholder, as relevant, may instead deliver to the Exchange Agent an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to PubCo (a “Lost Certificate Affidavit”), which at the reasonable discretion of PubCo may include a requirement that the owner of such lost, stolen or destroyed Stockholder Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against PubCo, Parent or the Surviving Corporation with respect to the Company Shares or Parent Capital Stock represented by the Stockholder Certificates alleged to have been lost, stolen or destroyed. Any Lost Certificate Affidavit properly delivered in accordance with this Section 2.6(e) shall be treated as a Stockholder Certificate for all purposes of this Agreement.

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(f) After the Effective Time, there shall be no further registration of transfers of Company Shares and shares of Parent Capital Stock, respectively. If, after the Effective Time, (i) Parent Certificates are presented to Parent, PubCo or the Exchange Agent or (ii) Company Certificates are presented to the Company, PubCo or the Exchange Agent, then, in each case, they shall be canceled and exchanged for the Stockholder Consideration (or portion thereof) provided for, and in accordance with the procedures set forth in this Section 2.6. No dividends or other distributions declared or made after the date of this Agreement with respect to PubCo Ordinary Shares with a record date after the Effective Time will be paid to the holders of any Company Certificates or Parent Certificates, as applicable, that have not yet been surrendered with respect to the PubCo Ordinary Shares to be issued upon surrender thereof until the holders of record of such Company Certificates or Parent Certificates, as applicable, shall surrender such certificates (or provide a Lost Certificate Affidavit), if applicable, and provide the other Transmittal Documents. Subject to applicable Law, following the Effective Time and surrender of any such Parent Certificates or Company Certificates (or delivery of a Lost Certificate Affidavit), as applicable, and delivery of the other Transmittal Documents, the Exchange Agent shall promptly deliver to the record holders thereof, without interest, the Stockholder Consideration (or portion thereof) to be delivered in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such PubCo Ordinary Shares.

(g) All securities issued upon the surrender of Stockholder Certificates (or delivery of a Lost Certificate Affidavit) or otherwise issued in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to the Company Shares or Parent Capital Stock, as applicable, represented by such Stockholder Certificates.

(h) Notwithstanding anything to the contrary contained herein, no fraction of a PubCo Ordinary Share will be issued by virtue of the Business Combination or the other Transactions, and each Person who would otherwise be entitled to a fraction of a PubCo Ordinary Share (after aggregating all fractional shares that otherwise would be received by such holder) shall instead have the number of PubCo Ordinary Shares issued to such Person rounded up to the nearest whole share, without payment in lieu of such fractional shares.

Section 2.7 WITHHOLDING. Each of PubCo, the Surviving Corporation, Parent and Merger Sub and their agents shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. Tax Law; provided that PubCo, the Surviving Corporation, Parent and Merger Sub or their agent, as applicable, shall cooperate to reduce or eliminate any such requirement to deduct or withhold to the extent permitted by Law. Without limiting the foregoing, PubCo may give effect to withholding hereunder by withholding any consideration issued in the form of PubCo Ordinary Shares or other consideration issued in kind, and then selling such portion of such PubCo Ordinary Shares or other consideration issued in kind as it may determine and using the proceeds thereof to satisfy applicable withholding obligations and remitting such proceeds to appropriate Governmental Authorities. To the extent that amounts are so withheld by PubCo, the Surviving Corporation, Parent or Merger Sub or their agents, as the case may be, and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

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Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent the following, except as set forth in the Disclosure Schedules delivered to Parent by the Company on the date of this Agreement (the “Company Disclosure Schedules”), which exceptions shall be deemed to be part of the representations and warranties made hereunder subject to, and in accordance with, Section 11.8 (and any reference in this Agreement or any Ancillary Agreement to this Article III or any provision thereof shall be deemed to refer to such Article or provision as modified by the Company Disclosure Schedules in accordance with Section 11.8).

Section 3.1 ORGANIZATION, GOOD STANDING, CORPORATE POWER AND QUALIFICATION. The Company is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation. The Company has the requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted, to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party, and to perform its obligations pursuant hereto, thereto and to the Company Governing Documents. The Company is presently qualified to do business as a foreign corporation in each jurisdiction in which it is required to be so qualified and in good standing in each such jurisdiction (except where the failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect). Prior to the date of this Agreement, the Company has made available to Parent accurate and complete copies of the Company Governing Documents and the governing documents of each other KE Company, including all amendments thereto, as in effect as of the date of this Agreement.

Section 3.2 SUBSIDIARIES; CAPITALIZATION.

(a) The Company does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity, other than the Subsidiaries of the Company set forth on Section 3.2(a) of the Company Disclosure Schedules. Each of the Company’s Subsidiaries has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation and has requisite corporate or other entity power and authority to own and operate its properties and assets, to carry own its business as presently conducted. Each of the Company’s Subsidiaries is presently qualified to do business as a foreign corporation or other entity in each jurisdiction in which it is required to be so qualified and is in good standing in each such jurisdiction (except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect). All shares or other equity securities of the Company’s Subsidiaries that are issued and outstanding have been duly authorized and validly issued in compliance with applicable Laws, are fully paid and nonassessable, and have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or other similar right.

(b) As of the date of this Agreement, the Company has 580,000 Company Shares issued and outstanding. Other than the Company Shares, the Company is not authorized to issue any other class or series of capital stock.

(c) All Company Shares that are issued and outstanding have been duly authorized and validly issued in compliance with applicable Laws, are fully paid and nonassessable, and have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or other similar right. The Company Shares have the rights, preferences, privileges and restrictions set forth in the Company Governing Documents.

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(d) There are no authorized or outstanding options, restricted stock, warrants or other equity appreciation, phantom equity, profit participation or similar rights for the purchase or acquisition from the Company of any Company Shares. Except as set forth on Section 3.2(d) of the Company Disclosure Schedules, the Company is not a party to or subject to any agreement or understanding and, to the Company’s knowledge, there is no agreement or understanding between any Persons that affects or relates to the voting or giving of written consents with respect to any security or by a director of the Company. To the Company’s knowledge, no officer or director has made any representations or promises regarding equity incentives to any officer, employee, director or consultant of the Company that is not reflected in the outstanding share and option numbers contained in this Section 3.2.

(e) There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Company Shares or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

(f) The only Company Shares that will be outstanding immediately after the Closing will be such share(s) owned by PubCo following the consummation of the Exchange.

Section 3.3 DUE AUTHORIZATION. All corporate action on the part of each of the KE Companies and their respective directors, officers and shareholders necessary for the (a) authorization, execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is or will be a party, (b) consummation of the Transactions, and (c) performance of all of each of the Company’s obligations hereunder or thereunder has been taken or will be taken prior to the Closing, subject to the receipt of the Regulatory Approvals (as defined below). This Agreement and the Ancillary Agreements to which it is or will be a party assuming due authorization, execution and delivery by each other party constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies or by general principles of equity.

Section 3.4 FINANCIAL STATEMENTS.

(a) Attached as Section 3.4(a) of the Company Disclosure Schedules are (i) the consolidated balance sheets of the Company as of July 31, 2023 and 2022 and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the years ended July 31, 2023 and 2022, in each case audited in accordance with PCAOB standards and including the notes thereto (collectively, the “Company Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company as of April 30, 2024 and 2023 and the related unaudited consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the nine months ended April 30, 2024 and 2023 (the “Company Unaudited Financial Statements” and together with the Company Audited Financial Statements, the “Company Financial Statements”). The Company Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of the Company as of the dates and for the periods indicated in such Company Financial Statements in conformity with GAAP (except, in the case of the Company Unaudited Financial Statements, for the absence of footnotes and other presentation items and normal year-end adjustments) and were derived from the books and records of the Company, and the Audited Financial Statements have been audited in accordance with PCAOB standards by a PCAOB qualified auditor. The books of account, ledgers, order books, records and other financial documents of the Company accurately and completely reflect all material information relating to the Company’s business, the nature, acquisition, maintenance, location and collection of its assets and the nature of all transactions giving rise to its obligations and accounts receivable.

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(b) The Company has in place disclosure controls and procedures that are designed to reasonably ensure that material information relating to the KE Companies (including any fraud that involves management or other employees who have a significant role in the internal controls of the KE Companies) is made known to the management of the Company by others within any of the KE Companies and are effective in recording, processing, summarizing and reporting financial data. The KE Companies maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c) Since December 31, 2020, neither the Company nor, to the knowledge of the Company, any Representative of any of the KE Companies has received or otherwise had or obtained knowledge of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any of the KE Companies with respect to the Company Financial Statements or the internal accounting controls of any of the KE Companies, including any written complaint, allegation, assertion or claim that any of the KE Companies has engaged in questionable accounting or auditing practices. No attorney representing any of the KE Companies, whether or not employed by any of the KE Companies, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by any of the KE Companies or any of their respective Representatives to the Company Board or the board of directors (or similar governing body) of any of its Subsidiaries or any committee thereof or to any director or officer of any of the KE Companies.

(d) None of the KE Companies has any liability or obligation, absolute or contingent, individually or in the aggregate, that would be required to be set forth on a consolidated balance sheet of the Company prepared in accordance with GAAP applied and in accordance with past practice, other than (i) obligations and liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) obligations and liabilities under Contracts incurred in the Ordinary Course (other than due to a breach under such Contracts, or any act or omission that with the giving of notice, the lapse of time or otherwise, would constitute a breach thereunder), (iii) any Company Transaction Expenses, (iv) obligations incurred by the Company’s execution of this Agreement (other than due to a breach hereunder, or any act or omission that with the giving of notice, the lapse of time or otherwise, would constitute a breach hereunder), and (v) obligations and liabilities reflected, or reserved against, in the Company Financial Statements or as set forth in Section 3.4(d) of the Company Disclosure Schedules.

Section 3.5 MATERIAL CONTRACTS.

(a) Section 3.5(a) of the Company Disclosure Schedules lists all Contracts to which any KE Company is a party, by which any KE Company is bound or to which any KE Company or any of its assets or properties are subject that are in effect as of the date of this Agreement and constitute or involve the following (together with all amendments, waivers or other changes thereto, each of the following, a “Material Contract”):

(i) each employee collective bargaining Contract;

(ii) obligations of, or payments to, any of the KE Companies of $56,000 or more;

(iii) any Contract under which any KE Company has created, incurred, assumed or guaranteed Indebtedness, has the right to draw upon credit that has been extended for Indebtedness, or has granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness, in each case, in an amount in excess of $100,000;

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(iv) any Contract that is a definitive purchase and sale or similar agreement entered into in connection with an acquisition or disposition by any KE Company since December 31, 2020 of any Person or of any business entity or division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner), but excluding any Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;

(v) any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate, other than sales or purchases in the Ordinary Course;

(vi) any Contract not made in the Ordinary Course and not disclosed pursuant to any other clause under this Section 3.5(a) and expected to result in revenue or require expenditures in excess of $56,000 in the calendar year ending December 31, 2024;

(vii) any joint venture Contract, partnership agreement, limited liability company agreement or similar Contract that is material to the business of the KE Companies, taken as a whole;

(viii) any real property leasehold interest (each, a “Real Property Lease”);

(ix) all leases or master leases of personal property reasonably likely to result in annual payments of $50,000 or more in a 12-month period;

(x) any Contract pursuant to which any KE Company (A) licenses or is granted rights from a third party under Intellectual Property that is material to the business of the KE Companies, taken as a whole, excluding click-wrap, shrink-wrap, off-the-shelf software licenses and any other software licenses that are commercially available on reasonable terms to the public generally with license, maintenance, support and other fees less than $50,000 per year or (B) licenses or grants to a third party to any rights in or to use Owned Company Intellectual Property (if applicable and if any) or Owned Company Software (excluding non-exclusive licenses granted to customers, contractors, suppliers or service providers in the Ordinary Course);

(xi) the grant of rights to manufacture, produce, assemble, license, market or sell any Company Services;

(xii) Contracts with any Governmental Authority;

(xiii) any Contract which restricts in any material respect or contains any material limitations on the ability of any KE Company to compete in any line of business or in any geographic territory, in each case excluding customary confidentiality agreements (or clauses) or non-solicitation agreements (or clauses);

(xiv) Contracts between (A) on the one hand, any of the KE Companies, and (B) on the other hand, any Company Shareholder;

(xv) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which a KE Company is a party that provide for payments by any KE Company or to any KE Company in excess of $50,000, in the aggregate, over any 12-month period;

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(xvi) all Contracts that result in any Person holding an irrevocable power of attorney from any KE Company that relates to any KE Company or its business;

(xvii) Contracts to which any KE Company is a party that are of the type that would be required to be filed with the Proxy Statement/Prospectus under applicable SEC requirements pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act if the Company was the registrant.

(b) Accurate and complete copies of the Contracts required to be listed on Section 3.5(a) of the Company Disclosure Schedules, have been delivered to or made available to Parent prior to the date of this Agreement, together with all amendments thereto.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) all Material Contracts to which any of the KE Companies is a party or by which its assets are bound are valid, binding and in full force and effect, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally and by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies, (ii) none of the KE Companies (nor, to the knowledge of the Company, any other party to any such Contract) is or, with the giving of notice, the lapse of time or otherwise, would be in default under any Material Contract to which any of the KE Companies is or will be a party or by which its assets are bound, (iii) since December 31, 2021, none of the KE Companies has received any written or, to the Company’s knowledge, oral claim or notice of material breach of or material default under any Material Contract, (iv) to the Company’s knowledge, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any Material Contract by a KE Company or, to the Company’s knowledge, any other party thereto (in each case, with or without notice or lapse of time or both), and (v) since December 31, 2021 through the date hereof, none of the KE Companies has received written notice from any customer or supplier that is a party to any Material Contract that such party intends to terminate or not renew any Material Contract.

Section 3.6 INTELLECTUAL PROPERTY.

(a) Section 3.6(a) of the Company Disclosure Schedules sets forth, as of the date hereof, a true and complete list, including the record owner, legal owner, jurisdiction, serial and application numbers, and registration number of all Registered Intellectual Property and all material unregistered Trademarks that are Owned Company Intellectual Property and all Owned Company Software. All Owned Company Intellectual Property is subsisting and, to the knowledge of the Company, is valid and enforceable. All Registered Intellectual Property has been maintained effective by the filing of all necessary filings, maintenance, and renewals, and timely payment of requisite fees.

(b) Except as set forth on Section 3.6(b) of the Company Disclosure Schedules, each item of Owned Company Intellectual Property is owned by a KE Company free and clear of all Liens, other than Permitted Liens. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the KE Companies collectively own all right, title, and interest in, or have a valid and enforceable written license or other permission to use, all Company Intellectual Property.

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(c) Except as set forth on Section 3.6(c) of the Company Disclosure Schedules, or as would not reasonably be expected to result in a Material Adverse Effect, no Actions are pending or have been threatened in writing, or to the knowledge of the Company have been threatened orally, against any KE Company by any Person claiming that any KE Company has infringed, misappropriated or otherwise violated their Intellectual Property rights or rights of publicity, or challenging the ownership, use, patenting, registration, validity, or enforceability of any Owned Company Intellectual Property. Except as set forth on Section 3.6(c) of the Company Disclosure Schedules, no KE Company is a party to any pending Action, as of the date of this Agreement, claiming infringement, misappropriation or other violation by any Person of any Owned Company Intellectual Property. Except as set forth on Section 3.6(c) of the Company Disclosure Schedules, or as would not reasonably be expected to result in a Material Adverse Effect, to the Company’s knowledge, within the five years preceding the date of this Agreement the KE Companies, their products and services, the conduct of the KE Companies’ business, and the use of the Owned Company Intellectual Property, have not infringed, misappropriated or otherwise violated, and currently do not infringe, misappropriate, or otherwise violate, the Intellectual Property right or right of publicity of any Person. No Person has notified a KE Company in writing that any of such Person’s Intellectual Property rights or right of publicity are infringed, misappropriated, or otherwise violated by a KE Company or that a KE Company requires a license to any of such Person’s Intellectual Property rights. To the Company’s knowledge, as of the date of this Agreement no Person is infringing, misappropriating or otherwise violating any Owned Company Intellectual Property. No written or, to the Company’s knowledge, oral claims alleging any infringement, misappropriation, or other violation have been made against any Person by a KE Company.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the KE Companies have undertaken commercially reasonable efforts to protect: (i) the confidentiality of all Proprietary Information that is Owned Company Intellectual Property and (ii) any confidential information owned by any Person to whom a KE Company has a confidentiality obligation. No such Proprietary Information has been disclosed by a KE Company to any Person other than pursuant to a written confidentiality agreement restricting the disclosure and use of such Proprietary Information by such Person, unless the Person is otherwise bound by professional confidentiality obligations.

(e) No Person (including current and former founders, employees, contractors, and consultants of the KE Companies) has any right, title, or interest, directly or indirectly, in whole or in part, in any Owned Company Intellectual Property. The KE Companies have implemented policies whereby employees who create or develop any Intellectual Property in the course of their employment with a KE Company are required to assign to the applicable KE Company all of such employee’s rights therein, and all employees and contractors of the KE Companies who have created or developed any Intellectual Property in the course of their employment or provision of services for such KE Company have executed written agreements pursuant to which such Persons have assigned (or are obligated to assign) to such KE Company all of such employee’s or contractor’s rights in and to such Intellectual Property that did not vest automatically in the KE Company by operation of law (and, in the case of contractors, to the extent such Intellectual Property was intended to be proprietary to the KE Company), except in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f) Except as set forth on Section 3.6(f) of the Company Disclosure Schedules, no government funding and no facilities or other resources of any university, college, other educational institution or research center were used in the development of any Owned Company Intellectual Property. No Governmental Authority, university or other educational institution, research organization or standards setting organization has any right, title or interest in or to any Owned Company Intellectual Property.

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(g) The Owned Company Software operates in all material respects with its specifications established by the KE Companies. Material reported defects and reports of errors with respect to Owned Company Software are monitored in accordance with Company practices. To the Company’s knowledge, no Person other than the KE Companies possesses a copy, in any form (print, electronic, or otherwise), of any source code for any Owned Company Software (other than contractors engaged to develop or maintain Owned Company Software), and the KE Companies have undertaken commercially reasonable efforts to protect the confidentiality of all such source code. The KE Companies have no obligation to afford any Person access to any such source code.

(h) No Publicly Available Software has been incorporated in, linked to, distributed with, or otherwise used in connection with any Owned Company Software in any manner that (i) requires, or conditions the use or distribution of any Owned Company Software on the disclosure, licensing, or distribution of any source code for any portion of such Owned Company Software or (ii) otherwise imposes any material limitation, restriction, or condition on the right or ability of the KE Companies to use, allow third parties to use, distribute, or enforce any Owned Company Intellectual Property. To the Company’s knowledge, the KE Companies have complied and are in compliance with the terms of all licenses for Publicly Available Software used by the KE Companies in all material respects.

(i) Each KE Company has in place a privacy policy regarding the Processing of Personal Information (the “Privacy Policy”). To the Company’s knowledge, the Privacy Policy accurately describes the KE Companies Processing of Personal Information and materially complies with all applicable Privacy Laws. In connection with its Processing (including without limitation, any transfer across national borders) of any Personal Information, to the Company’s knowledge, each KE Company is and has been, within the five years preceding the date of this Agreement, in material compliance with all Privacy Laws. Each KE Company has commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect the confidentiality, integrity and availability of all Personal Information maintained and collected by it. Except as set forth in Section 3.6(i) of the Company Disclosure Schedules, to the Company’s knowledge, within the five years preceding the date of this Agreement the Company has not experienced any Computer Security Incident except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and to the Company’s knowledge, the Company has not received any written notices or written complaints from any Person regarding a Computer Security Incident. Within the five years preceding the date of this Agreement the Company has not received, nor provided, any notice of any written claims, actions, investigations, inquiries or alleged violations of Privacy Laws. To the Company’s knowledge, within the five years preceding the date of this Agreement no KE Company has been subject to, and there are no written complaints, audits, investigations or Actions pending against the Company by any Governmental Authority, or by any Person, in respect of the collection, use, storage, disclosure or other Processing of Personal Information.

(j) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the IT Systems are operational and adequate and sufficient for the current and reasonably anticipated future needs of the business of the KE Companies, (ii) to the Company’s knowledge, there have been no unremediated material failures of the IT Systems currently used to provide material products to customers in the conduct of their business as it is currently conducted during the two year period preceding the date hereof, and (iii) the KE Companies have in place commercially reasonable security controls and backup and disaster recovery plans and procedures.

(k) No KE Company engages in the sale, as defined by applicable Law, of Personal Information. All sales and marketing activities by the Company have been in material compliance with all applicable Laws that require the provision of notice and obtaining of consent from potential customers to receive such sales and marketing materials. To the Company’s knowledge, the KE Companies have valid and legal rights to Process all Personal Information that is Processed by the KE Companies in connection with the use and/or operation of its products, services and business, and the execution, delivery, or performance of this Agreement will not affect these rights or violate any applicable Privacy Laws.

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Section 3.7 TITLE TO PROPERTIES AND ASSETS; LIENS. Each of the KE Companies has good and marketable title to its properties, assets and rights, including the Company Intellectual Property (if applicable and if any), and has good title to all its leasehold interests, in each case free and clear of any Lien, other than Permitted Liens. With respect to the properties, assets and rights it leases, each of the KE Companies is in compliance with such leases in all material respects and, to the Company’s knowledge, holds a valid leasehold interest free of any Liens, other than Permitted Liens. The properties, assets and rights owned, leased or licensed by the KE Companies (including any Company Intellectual Property (if applicable and if any)) constitute all the properties, assets and rights used in connection with the businesses of the KE Companies. Such properties, assets and rights constitute all the properties, assets and rights necessary for the KE Companies to continue to conduct their respective businesses following the Closing as they are currently being conducted.

Section 3.8 REAL PROPERTY.

(a) None of the KE Companies own, or have ever owned, any real property.

(b) No KE Company is in default under any Real Property Lease, and there is no default by any lessor under the Real Property Lease.

(c) All buildings, structures, improvements, fixtures, building systems and equipment included in the Leased Real Property are in reasonable operating condition and repair (ordinary wear and tear excepted).

(d) Each KE Company has a valid and enforceable leasehold interest under each Real Property Lease and each Real Property Lease is in full force and effect and constitutes a valid and binding obligation of the applicable KE Company that is the lessee, or lessor, enforceable against such KE Company in accordance with its terms.

(e) To the knowledge of the Company, there are no pending condemnation, eminent domain, or any other taking by public authority with or without payment of consideration therefor or similar actions with respect to any of the Leased Real Properties. No notice of such a proposed condemnation has been received by any KE Company.

(f) Each KE Company has the right to conduct its business in each Leased Real Property for the remaining term of the applicable Real Property Lease.

Section 3.9 ENVIRONMENTAL MATTERS. Except as set forth in Section 3.9 of the Company Disclosure Schedules:

(a) except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each KE Company is and, during the last five years, has been in compliance in all material respects with all Environmental Laws;

(b) except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each KE Company timely obtained and currently possesses all Environmental Permits required for the operation of its business and each Environmental Permit is valid and in full force and effect. The Company is and during the last five years, has been in compliance in all material respects with all Environmental Permits;

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(c) there has been no release of any Hazardous Materials at, in, on or under any Leased Real Property or, to the knowledge of the Company, at, in, on or under any formerly owned or leased real property, in each case (i) during the time that a KE Company owned or leased such property, and (ii) that requires notice, further investigation or response action by a KE Company pursuant to Environmental Law;

(d) no KE Company is subject to and no KE Company has received any Governmental Order that remains unresolved relating to any non-compliance with Environmental Laws by the Company or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;

(e) no Action is pending or, to the knowledge of the Company, threatened in writing and no investigation, to the knowledge of the Company, is pending or threatened in writing, in each case with respect to any KE Company’s compliance with or liability under Environmental Law;

(f) the KE Companies have not generated, stored, used, transported, treated or disposed of any Hazardous Materials other than in compliance in all material respects with all Environmental Laws; and

(g) the Company has made available to Parent all material environmental reports (including any Phase One or Phase Two environmental site assessments) and audits relating to the Leased Real Property or any formerly owned or operated real property in its possession, custody or reasonable control.

Section 3.10 COMPLIANCE WITH OTHER INSTRUMENTS. None of the KE Companies is in material violation of any term of its respective Governing Documents. None of the KE Companies is in violation of any term or provision of any Governmental Order to which it is party or by which it is bound which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The execution and delivery by the Company and the performance by the Company of its obligations pursuant to this Agreement and the Ancillary Agreements to which it is or will be a party will not result in, by the giving of notice, the lapse of time or otherwise, (a) any violation of, conflict with, or subject to the receipt of the Regulatory Approvals, require any consent, filing, notice, waiver or approval or constitute a default under (i) the Company’s Governing Documents, (ii) any Contract to which any of the KE Companies is a party or by which any of the KE Companies’ assets are bound or (iii) any applicable Law, Permit or Governmental Order, nor (b) the creation of any Lien upon any of the properties or assets of the Company (other than Permitted Liens), except, in the case of clauses (a)(ii), (a)(iii) and (b), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.11 COMPLIANCE WITH LAWS.

(a) Each KE Company is, and since December 31, 2021 has been, in compliance in all material respects with all applicable Laws. None of the KE Companies has received any written notice from any Governmental Authority of a violation of any applicable Law by any KE Company at any time since December 31, 2021, which violation would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

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(b) Since December 31, 2021, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) there has been no action taken by any KE Company or, to the Company’s knowledge, any officer, director, manager, employee, agent or representative of Parent, in each case, acting on behalf of the KE Companies, in violation of any applicable Anti-Bribery Law, (ii) none of the KE Companies have been convicted of violating any Anti-Bribery Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Bribery Laws, (iii) none of the KE Companies has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Bribery Law and (iv) none of the KE Companies has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Bribery Law.

(c) Since December 31, 2021, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) there has been no action taken by any KE Company, or, to the Company’s knowledge, any officer, director, manager, employee, agent or representative of any KE Company, in each case, acting on behalf of any KE Company, in violation of any applicable Export Laws, (ii) no KE Company has been convicted of violating any Export Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Export Laws, (iii) no KE Company has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Export Laws and (iv) no KE Company has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Export Law.

Section 3.12 ABSENCE OF CHANGES. Since the date of the most recent Company Audited Financial Statements (a) there has not been, individually or in the aggregate, any Material Adverse Effect, and (b) the KE Companies have conducted their businesses in all material respects in the Ordinary Course (other than with respect to the evaluation of and negotiations in connection with this Agreement and the Transactions contemplated hereby).

Section 3.13 LITIGATION. Except as set forth in Section 3.13 of the Company Disclosure Schedules, as of the date of this Agreement (a) there are no Actions pending or, to the Company’s knowledge, currently threatened against any of the KE Companies or their respective assets or properties before any Governmental Authority that (i) question the validity of this Agreement or any Ancillary Agreement, or the right of the Company to enter into this Agreement or any Ancillary Agreement, or the right of any of the KE Companies to perform its obligations contemplated by this Agreement or any Ancillary Agreement, or (ii) if determined adversely to any KE Company, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or result in any change in the current equity ownership of the Company; (b) none of the KE Companies is a party or subject to the provisions of any Governmental Order; and (c) there is no Action initiated by any of the KE Companies currently pending or which any of the KE Companies currently intends to initiate, except, in the case of each of clauses (a), (b) and (c), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

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Section 3.14 INSURANCE. Section 3.14 of the Company Disclosure Schedules contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, the KE Companies as of the date of this Agreement. Accurate and complete copies or comprehensive summaries of such insurance policies have been made available to Parent. With respect to each such insurance policy required to be listed on Section 3.14 of the Company Disclosure Schedules, (i) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date), (ii) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (iii) the Company is not in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the knowledge of the Company, no such action has been threatened and (iv) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals.

Section 3.15 GOVERNMENTAL CONSENTS. Assuming the accuracy of the representations made by Parent in Article IV and by Parent, PubCo, and Merger Sub in Article V, no consent, approval or authorization of or registration, qualification, designation, declaration or filing with any Governmental Authority on the part of any of the KE Companies is required in connection with the valid execution and delivery of this Agreement or any Ancillary Agreement, or the consummation of any Transaction contemplated hereby or thereby, except (i) for such filings or notices as may be required under the Securities Act or under applicable state securities Laws, including the filing of the Merger Filing Documents and any other filings or notices required for the consummation of the Merger, (ii) the Regulatory Approvals, and (iii) where the failure to obtain such consents, approvals or authorizations of or registrations, qualifications, designations, declarations or filings, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect.

Section 3.16 PERMITS. Each KE Company has timely obtained and holds all material Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) each Material Permit is in full force and effect in accordance with its terms, (b) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by a KE Company, (c) to the Company’s knowledge, none of such Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the Ordinary Course upon terms and conditions substantially similar to its existing terms and conditions, (d) there are no Actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit and (e) the KE Companies are in compliance with all Material Permits.

Section 3.17 REGISTRATION AND VOTING RIGHTS. Except as set forth in Section 3.17 of the Company Disclosure Schedules and, other than with respect to actions contemplated by the Business Combination, this Agreement and the Ancillary Agreements, (a) none of the KE Companies is presently under any obligation and has not granted any rights to register under the Securities Act any of its presently outstanding securities or any of its securities that may hereafter be issued and (b) to the Company’s knowledge, no shareholder of any of the KE Companies has entered into any agreements with respect to the voting of Company Shares.

Section 3.18 BROKERS OR FINDERS; TRANSACTION EXPENSES. Except as set forth in Section 3.18 of the Company Disclosure Schedules, none of the KE Companies has incurred, or will incur, directly or indirectly, as a result of any action taken by the KE Companies, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any of the other Transactions.

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Section 3.19 RELATED-PARTY TRANSACTIONS. Except as set forth in Section 3.19 of the Company Disclosure Schedules (and other than with respect to actions expressly contemplated by this Agreement and the Ancillary Agreements):

(a) No director, officer or employee of any of the KE Companies or any member of such Person’s immediate family or any corporation, partnership or other entity in which such Person has a significant ownership interest or otherwise controls (each, a “Company Related Party”) is indebted to any of the KE Companies, nor is any of the KE Companies indebted (or committed to make loans or extend or guarantee credit) to any Company Related Party.

(b) To the Company’s knowledge, no Company Related Party has any direct or indirect ownership interest in (i) any Person with which any of the KE Companies is party to a Contract or has a material business relationship or (ii) any Person that competes with any of the KE Companies, except that Company Related Parties may own stock in publicly traded companies that may compete with each of the KE Companies.

(c) No Company Related Party is directly or indirectly interested in any Contract with any of the KE Companies, other than any such Contracts related to such Person’s (i) ownership of Company Shares, options or other securities of the Company, (ii) indemnification by the Company or (iii) salary, commission and other employment benefits provided by the Company to such Person.

Section 3.20 LABOR AGREEMENTS AND ACTIONS; EMPLOYEE COMPENSATION.

(a) None of the KE Companies is bound by or subject to any Contract with any labor union. To the Company’s knowledge, there is no strike involving any of the KE Companies pending that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as set forth in the Company Disclosure Schedules, the employment of each officer and employee of each of the KE Companies is terminable at the will of each of the KE Companies and no such individual is entitled to any material compensation upon termination of employment, except as required by Law applicable to the jurisdiction in which such officer or employee is employed.

(c) Each of the KE Companies is in compliance in all material respects with the Malaysian Employment Act 1955 and other Laws related to employment for equal employment opportunity, wage and hour, compensation, overtime requirements, statutory payments, classification of employees and independent contractors, hours of work, leaves of absence, sexual and other harassment, whistleblower protections, immigration, occupational health and safety, and workers’ compensation.

(d) Set forth on Section 3.20(d) of the Company Disclosure Schedules is a complete and accurate list, as of the date of this Agreement and separately for each KE Company, of all their employees including for each such employee his or her (i) name; (ii) job title; (iii) location; (iv) status as a full-time or part-time employee; (v) base salary or wage rate; (vi) 2022 bonus; and (vii) 2023 bonus opportunity. Section 3.20(d) of the Company Disclosure Schedules also lists, as of the date of this Agreement, each employee of each of the KE Companies who is not actively at work for any reason other than vacation, and the reason for such absence.

(e) Set forth on Section 3.20(e) of the Company Disclosure Schedules are complete and accurate lists, as of the date of this Agreement and separately for each KE Company, of all individuals who perform services for any of the KE Companies as (i) an independent contractor, (ii) a leased employee, (iii) an unpaid intern, including for each such individual his or her name, services performed, and rate of compensation (if any), and (iv) location at which such individual performs services for such KE Company.

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(f) There are no material claims, disputes, grievances, or controversies pending involving any employee or group of employees. To the knowledge of the Company there are no material charges or administrative proceedings regarding (i) discrimination or retaliation (including discrimination, harassment or retaliation based upon sex, age, marital status, race, national origin, sexual orientation, disability or veteran status), (ii) unfair labor practices, (iii) violations of health and safety Laws, (iv) workplace injuries or (v) whistleblower retaliation against the Company, in each case that (y) pertain to any current employee and (z) are pending before the Industrial Court of Malaysia, or any other Governmental Authority.

Section 3.21 EMPLOYEE BENEFIT PLANS.

(a) The Company Disclosure Schedules sets forth a complete and separate list, as of the date of this Agreement, of each non-U.S. material Company Benefit Plan (whether written or unwritten). For purposes of this Agreement, a “Company Benefit Plan” means (i) any employee benefit plan, agreement, arrangement, program, policy or practice, including any equity or equity-based compensation (including stock option, stock purchase, stock award, stock appreciation, phantom stock, restricted stock or restricted stock unit), deferred compensation, pension, retirement, savings, bonus, profit sharing, incentive compensation, retention, change-in-control, medical, dental, vision, prescription drug, life insurance, death benefit, cafeteria, flexible spending, dependent care, fringe benefit, vacation, paid time off, holiday pay, disability, sick pay, workers compensation, unemployment, severance, employee loan or educational assistance plan, agreement, arrangement, program, policy or practice, (ii) any employment, consulting, or other individual services agreement, which in the case of each of clauses (i) and (ii), is sponsored or maintained by any of the KE Companies, or to which any of the KE Companies contributes or is required to contribute or is a party, on behalf of current or former employees, officers, independent contractors or directors of any of the KE Companies or their spouses, beneficiaries or dependents, or with respect to which any of the KE Companies has or may have any liability, contingent or otherwise, and (iii) any statutory contribution to scheme of savings for employees’ retirement such as the Employees Provident Fund of Malaysia. No Company Benefit Plan covers individuals other than current or former employees, officers, independent contractors or directors (or spouses, beneficiaries or dependents thereof) of any of the KE Companies. None of the KE Companies has communicated to present or former employees of any of the KE Companies, or formally adopted or authorized, any additional Company Benefit Plan or any change in or termination of any existing Company Benefit Plan. With respect to each material Company Benefit Plan, the Company has delivered to Parent, to the extent applicable, true, complete and correct copies of (A) the plan document (or a written summary of any unwritten Company Benefit Plan), (B) trust agreements, insurance policies or other funding vehicles, (C) the most recent summary plan description (D), and (E) the most recent actuarial reports or other financial statements relating to such Company Benefit Plan.

(b) Each Company Benefit Plan has been operated and administered in compliance in all material respects with its terms and all applicable Laws.

(c) All contributions and premium payments required to have been paid under or with respect to any Company Benefit Plan have been timely paid in accordance with the terms of such Company Benefit Plan and applicable Law except as would not result in material liability to the KE Companies.

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(d) Except as set forth in Section 3.21 of the Company Disclosure Schedules, no Company Benefit Plan provides health, life insurance or other welfare benefits to retired or other terminated employees, officers, independent contractors, or directors of any of the KE Companies (or any spouse, beneficiary or dependent thereof).

(e) To the knowledge of the Company, no event has occurred and no condition exists with respect to any Company Benefit Plan or any other employee benefit plan, agreement, arrangement, program, policy or practice currently or previously sponsored, maintained or contributed to by any of the KE Companies which could subject any Company Benefit Plan, any of the KE Companies, PubCo, Parent or any of their employees, agents, directors or Affiliates, directly or indirectly (through an indemnification agreement or otherwise), to a material liability for a breach of fiduciary duty, or which could result in the imposition of a Lien on the assets of any of the KE Companies.

(f) No Company Benefit Plan is a defined benefit pension plan and none of the KE Companies has any liability, contingent or otherwise, with respect to any such Company Benefit Plan.

(g) Except as would not result in material liability therefor, with respect to each Company Benefit Plan, no Actions (other than routine claims for benefits in the Ordinary Course) are pending or, to the knowledge of the Company, threatened in writing, and, to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such Actions. To the knowledge of the Company, no Company Benefit Plan is currently under investigation or audit by any Governmental Authority and, to the knowledge of the Company, no such investigation or audit is contemplated or under consideration.

(h) Except as set forth in Section 3.21 of the Company Disclosure Schedules, the execution of this Agreement and the consummation of the Transactions will not, either alone or in combination with another event (such as termination following the consummation of the Transactions, and regardless of whether that other event has or will occur), (i) entitle any current or former director, employee, officer or other service provider of any of the KE Companies to any severance pay or any other compensation payable by any of the KE Companies, except as expressly provided in this Agreement or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any director, employee, officer or other individual service provider by any of the KE Companies.

(i) None of the KE Companies has any obligation to gross up, indemnify or otherwise reimburse any current or former employee, officer, independent contractor, or director of any of the KE Companies for any Taxes, interest or penalties incurred in connection with any Company Benefit Plan.

Section 3.22 TaXES AND RETURNS.

(a) Each KE Company has timely filed, or caused to be timely filed, all income and other material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects. Each KE Company has timely paid, or caused to be timely paid, all material Taxes required to be paid by it, other than such Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the Company Financial Statements in accordance with GAAP.

(b) Each KE Company has complied in all material respects with all applicable Tax Laws relating to withholding and remittance of Taxes, and all material amounts of Taxes required by applicable Tax Laws to be withheld by a KE Company have been withheld and timely paid over to the appropriate Governmental Authority, including with respect to any amounts owing to or from any employee, independent contractor, shareholder, creditor, or other third party.

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(c) There are no material claims, assessments, audits, examinations, investigations or other Actions pending, in progress or threatened against any KE Company, in respect of any Tax, and no KE Company has been notified in writing of any material proposed Tax claims or assessments against any KE Company.

(d) There are no material Liens with respect to any Taxes upon any KE Company’s assets, other than Permitted Liens. No KE Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by any KE Company for any extension of time within which to file any Tax Return or within which to pay any Taxes. No written claim which remains outstanding has been made by any Governmental Authority with respect to a jurisdiction in which a KE Company does not file a Tax Return that such KE Company is or may be subject to Tax in that jurisdiction that would be the subject of or covered by such Tax Return.

(e) No KE Company has, or has ever had, a permanent establishment, branch or representative office in any country other than the country of its organization, and no KE Company is treated for any Tax purpose as a resident in a country other than the country of its incorporation or formation.

(f) No KE Company is or has ever been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes (other than a group the common parent of which is or was the Company). No KE Company has any liability for the Taxes of another Person under Treasury Regulations Section 1.1502-6 (or similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract, or otherwise. No KE Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar agreement, arrangement or practice with respect to Taxes (including any closing agreement or other agreement relating to Taxes with any Governmental Authority).

(g) No KE Company has requested, or is the subject of or bound by any material private letter ruling, technical advice memorandum, closing agreement, settlement agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to Taxes, nor is any such request outstanding.

(h) No KE Company has made any change in accounting method (except as required by a change in Law) that would reasonably be expected to have a material impact on its Taxes following the Closing.

(i) Each KE Company is duly registered for Value Added Tax in all jurisdictions in which it is required to be registered and has complied in all material respects with all requirements concerning Value Added Tax.

(j) No KE Company has in any year for which the applicable statute of limitations remains open distributed stock of another person, nor has had its shares distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code (or any comparable, analogous or similar provision under any state, local or non-U.S. Law).

(k) No KE Company has been a party to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of state, local or non-U.S. Law.

(l) No KE Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale, excess loss account, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any comparable, analogous, or similar provision of state, local or non-U.S. Law) or open transaction disposition made on or prior to the Closing Date, (ii) the use of an improper method of accounting or change in any method of accounting for any taxable period (or portion thereof) ending on prior to the Closing, (iii) any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any state, local or non-U.S. Law) executed prior to the Closing or (iv) any prepaid amount or deferred revenue received or accrued on or prior to the Closing. No KE Company has made an election under Section 965(h) of the Code (or any comparable, analogous or similar provision under any state, local or non-U.S. Law).

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(m) Not including any action taken or agreed to be taken pursuant to this Agreement, the Company has not taken or agreed to take any action that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. The Company does not have any knowledge of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(n) The Company has no plan or intention to cause Parent or the Surviving Corporation to liquidate (for federal income tax purposes) in connection with the Transactions.

(o) The Company and/or qualified subsidiaries of the Company have been engaged in an active trade or business outside of the United States for the entire 36-month period immediately before the Closing Date and have no intention to substantially dispose of or discontinue such trade or business (all within the meaning of Treasury Regulations Section 1.367(a)-3(c)(3)(i)).

(p) No KE Company has taken any action that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

Section 3.23 Books and Records. The minute books of each of the KE Companies contain complete and accurate records in all material respects of all meetings and other corporate actions of each of the Company Shareholders, the Company Board or the Subsidiaries’ shareholders or board of directors (or similar governing body) and all committees, if any, appointed by the Company Board or the Subsidiaries’ board of directors (or similar governing body), as applicable. The registers of members of each of the KE Companies is complete and reflects all issuances, transfers, repurchases and cancellations of shares of capital stock of each of the KE Companies.

Section 3.24 Foreign Corrupt Practices Act. None of the KE Companies or their respective Affiliates, nor any of their respective directors, officers, employees or, to the Company’s knowledge, agents, distributors, resellers, or other third parties have made, directly or indirectly, any payment or promise to pay, or any gift or promise to give or authorized such a promise or gift, of any money or anything of value, directly or indirectly, to (a) any foreign official (as such term is defined in the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”)) for the purpose of influencing any official act or decision of such foreign official or inducing him or her to use his or her influence to affect any act or decision of a Governmental Authority or (b) any foreign political party or official thereof or candidate for foreign political office for the purpose of influencing any official act or decision of such party, official or candidate or inducing such party, official or candidate to use his, her or its influence to affect any act or decision of a Governmental Authority, in the case of both (a) and (b) above in order to assist any of the KE Companies to obtain or retain business for, or direct business to any of the KE Companies. None of the KE Companies nor any of their respective directors, officers, employees or agents, distributors, resellers, or other third parties, has made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of funds or received or retained any such funds in violation of any Anti-Bribery Laws. No Action by or before any Governmental Authority involving any of the KE Companies with respect to FCPA or any other applicable Anti-Bribery Laws is pending or, to the Company’s knowledge, threatened. Each of the KE Companies has sought to maintain accurate financial records and a system of internal controls sufficient to provide reasonable assurance over management’s control, authority, and responsibility over the Company’s assets.

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Section 3.25 Anti-Money Laundering. The operations of each of the KE Companies are and have been conducted at all times in compliance with Anti-Money Laundering Laws, in each case, to the extent applicable to each of the KE Companies, and, no Action by or before any Governmental Authority involving any of the KE Companies with respect to Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

Section 3.26 Sanctions. None of any of the KE Companies nor any of their respective Affiliates, directors, officers, employees or, to the knowledge of the Company, agents, is a Person that is, or is owned or controlled by, a Person that is (i) the subject of any Sanctions; nor (ii) located, organized, incorporated or resident in a country or territory that is the subject of comprehensive Sanctions (including the Crimea region of Ukraine, Cuba, Iran, North Korea, and Syria). For the past five years, to the Company’s knowledge, none of the KE Companies has engaged in, or is now engaged in, any dealings or transactions with any Person, or in any country or territory, that at the time of such dealing or transaction is or was, or whose government is or was, the subject of Sanctions.

Section 3.27 Export Controls. The KE Companies and, to the Company’s knowledge, their respective Representatives in their capacity as such, have during the five (5) years preceding the date of this Agreement been in compliance with, in all material respects, all applicable Export Laws, and none of the KE Companies has (A) received written notice of, any actual, alleged or potential violation of any Export Law or (B) been a party to or the subject of any pending (or to the knowledge of the Company, threatened) Action by or before any Governmental Authority (including receipt of any subpoena) related to any actual, alleged or potential violation of any Export Law.

Section 3.28 Takeover Statutes and CONSTITUTION Provisions. The Company Board has taken all action necessary so that the restrictions on a “business combination”, contained under any foreign Laws will be inapplicable to this Agreement and the other Transactions. As of the date of this Agreement, no “fair price”, “moratorium”, “control share acquisition”, or other antitakeover statute or similar domestic or foreign Law applies with respect to any of the KE Companies in connection with this Agreement or the Transactions. As of the date of this Agreement, there is no stockholder rights plan, “poison pill”, or similar antitakeover agreement or plan in effect to which any of the KE Companies is subject, party or otherwise bound.

Section 3.29 Proxy Statement/PROSPECTUS. The information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement/Prospectus, any current report of Parent on Form 8-K or any current report of PubCo on Form 8-K shall not, (i) in the case of the Proxy Statement/Prospectus, on the effective date of the Proxy Statement/Prospectus, (ii) in the case of the Proxy Statement/Prospectus or any current report of Parent on Form 8-K or any current report of PubCo on Form 8-K, when filed, made available, mailed or distributed, as the case may be, and (iii) in the case of the Proxy Statement/Prospectus, at the time of the Parent Stockholder Meeting and the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of Parent, its Affiliates, the Acquisition Entities or any holder of Parent Capital Stock.

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Section 3.30 Board Approval. The Company’s Board of Directors has adopted resolutions authorizing the Company to enter into this Agreement and the Ancillary Agreements to which it is a party and the transactions contemplated hereunder and thereunder and to approve the transfer of Company Shares from the Company Shareholders to PubCo and to register PubCo as member of the Company.

Section 3.31 No Additional Representations or Warranties. Except as otherwise expressly provided in this Article III (as modified by the Company Disclosure Schedules), the Company expressly disclaims any representations or warranties of any kind or nature, express or implied, including as to the condition, value or quality of the Company or the Company’s assets, and the Company specifically disclaims any representation or warranty with respect to merchantability, usage, suitability or fitness for any particular purpose with respect to the Company’s assets, or as to the workmanship thereof, or the absence of any defects therein, whether latent or patent, it being understood that such subject assets are being acquired “as is, where is” on the Closing Date, and in their present condition, and Parent shall rely on its own examination and investigation thereof. None of the Company’s Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Parent or its Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to Parent or its Affiliates.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to the Company the following, except as set forth in (i) the Parent SEC Filings (excluding “risk factors” or predictive or forward-looking statements) or (ii) the Disclosure Schedules delivered to the Company by Parent on the date of this Agreement (the “Parent Disclosure Schedules”), which exceptions shall, in the case of clause (ii), be deemed to be part of the representations and warranties made hereunder subject to, and in accordance with, Section 11.8 (and any reference in this Agreement or any Ancillary Agreement to this Article IV or any provision thereof shall be deemed to refer to such Article or provision as modified by the Parent Disclosure Schedules in accordance with Section 11.8).

Section 4.1 Organization, Good Standing, Corporate Power and Qualification. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Parent has the requisite corporate power and authority to own and operate its properties and assets and to carry on its business as presently conducted, to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party, and to perform its obligations pursuant hereto, thereto and to its Parent Governing Documents. Parent is presently qualified to do business as a foreign corporation in each jurisdiction in which it is required to be so qualified and in good standing in each such jurisdiction (except where the failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect). As of the date of this Agreement, Parent has either delivered or made available to the Company, including via the SEC’s Electronic Data Gathering Analysis and Retrieval system database, accurate and complete copies of the certificate of incorporation and bylaws of Parent, including all amendments thereto as in effect as of the date of this Agreement.

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Section 4.2 Capitalization.

(a) The authorized capital stock of Parent consists of (i) 225,000,000 shares of Parent Common Stock, 914,234 shares of which are issued and outstanding, and (ii) 5,000,000 shares Parent Preferred Stock, 950,000 shares of which have been designated as the Parent Series AA Preferred Stock, all of which are issued and outstanding.

(b) All shares of Parent Capital Stock that are issued and outstanding have been duly authorized and validly issued in compliance with applicable Laws, are fully paid and nonassessable, and have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or other similar right. The Parent Capital Stock has the rights, preferences, privileges and restrictions set forth in the Parent Charter.

(c) Except for (i) the conversion privileges of the Parent Series AA Preferred Stock, (ii) the Parent Warrants, and (iii) the Parent Options, there are no outstanding options, restricted stock, warrants or other equity appreciation, phantom equity, profit participation or similar rights for the purchase or acquisition from Parent of any shares of Parent Capital Stock. Except as set forth on Section 4.2(c) of the Parent Disclosure Schedules and the Ancillary Agreements, Parent is not a party to or subject to any agreement or understanding and, to Parent’s knowledge, there is no agreement or understanding between any Persons, that affects or relates to the voting or giving of written consents with respect to any security or by a director of Parent. To Parent’s knowledge, no officer or director has made any representations or promises regarding equity incentives to any officer, employee, director or consultant of Parent that is not reflected in the outstanding share and warrant and option numbers contained in this Section 4.2.

(d) Except for PubCo and Merger Sub, Parent does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity, other than the Subsidiaries of the Company set forth on Section 4.2(d) of the Parent Disclosure Schedules.

(e) The only shares of capital stock of Parent that will be outstanding immediately after the Closing will be such share(s) owned by PubCo following the consummation of the Merger.

(f) Parent has no obligation to repurchase, redeem or otherwise acquire any Parent Capital Stock or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

Section 4.3 Due Authorization. All corporate action on the part of Parent and its directors, officers and stockholders necessary for the (a) authorization, execution and delivery by Parent of this Agreement and the Ancillary Agreements to which it is or will be a party, (b) consummation of the Transactions and (c) performance of each of their obligations hereunder or thereunder has been taken or will be taken prior to the Closing, subject to (i) obtaining the Parent Stockholders’ Approval, (ii) the filing of the Merger Certificate and (iii) the receipt of the Regulatory Approvals. This Agreement and the Ancillary Agreements to which it is or will be a party assuming due authorization, execution and delivery by each other party constitute valid and binding obligations of Parent, enforceable against such Person in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies or by general principles of equity.

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Section 4.4 Financial Statements.

(a) The financial statements of Parent contained in the Parent SEC Filings (the “Parent Financial Statements”) are true and correct in all material respects and present fairly, in all material respects, the financial condition, operating results, stockholders equity and cash flows of Parent as of the dates and during the periods indicated. The Parent Financial Statements have been prepared in accordance with GAAP and Regulation S-X, applied on a consistent basis throughout the periods indicated (except that they are subject to normal and recurring year-end adjustments and as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC). The books of account, ledgers, order books, records and other financial documents of Parent accurately and completely reflect all material information relating to Parent’s business, the nature, acquisition, maintenance, location and collection of its assets and the nature of all transactions giving rise to its obligations and accounts receivable.

(b) Parent has in place disclosure controls and procedures that are designed to reasonably ensure that material information relating to Parent (including any fraud that involves management or other employees who have a significant role in the internal controls of Parent) is made known to the management of Parent by others within Parent and are effective in recording, processing, summarizing and reporting financial data. Parent maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c) Since December 31, 2020, neither Parent nor, to the knowledge of Parent, any Representative of Parent has received or otherwise had or obtained knowledge of any written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent, PubCo or Merger Sub with respect to the Parent Financial Statements or the internal accounting controls of Parent, PubCo or Merger Sub, including any written complaint, allegation, assertion or claim that Parent, PubCo or Merger Sub has engaged in questionable accounting or auditing practices. No attorney representing Parent, whether or not employed by Parent, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Representatives to the Parent Board or any committee thereof or to any director or officer of Parent.

(d) Parent has no liability or obligation absolute or contingent, individually or in the aggregate, that would be required to be set forth on a consolidated balance sheet of Parent prepared in accordance with GAAP applied and in accordance with past practice, other than (i) obligations and liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) obligations and liabilities under Contracts incurred in the Ordinary Course (other than due to a breach under any such Contracts, or any act or omission that with the giving of notice, the lapse of time or otherwise, would constitute a breach thereunder), (iii) any Parent Transaction Expenses, (iv) obligations incurred by Parent’s execution of this Agreement (other than due to a breach hereunder, or any act or omission that with the giving of notice, the lapse of time or otherwise, would constitute a breach hereunder), and (v) obligations and liabilities reflected, or reserved against, in the Parent Financial Statements or as set forth in Section 4.4(d) of the Parent Disclosure Schedules.

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Section 4.5 Material Contracts.

(a) Section 4.5(a) of the Parent Disclosure Schedules lists all Contracts to which Parent is a party, by which Parent is bound or to which Parent or any of its assets or properties are subject that are in effect as of the date of this Agreement and constitute or involve the following Material Contracts:

(i) each employee collective bargaining Contract;

(ii) obligations of, or payments to, Parent of $200,000 or more;

(iii) any Contract under which Parent has created, incurred, assumed or guaranteed Indebtedness, has the right to draw upon credit that has been extended for Indebtedness, or has granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness, in each case, in an amount in excess of $100,000;

(iv) any Contract that is a definitive purchase and sale or similar agreement entered into in connection with an acquisition or disposition by Parent since December 31, 2020 of any Person or of any business entity or division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner), but excluding any Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;

(v) any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate, other than sales or purchases in the Ordinary Course;

(vi) any Contract not made in the Ordinary Course and not disclosed pursuant to any other clause under this Section 4.5(a) and expected to result in revenue or require expenditures in excess of $200,000 in the calendar year ending December 31, 2024;

(vii) any joint venture Contract, partnership agreement, limited liability company agreement or similar Contract that is material to the business of Parent, taken as a whole;

(viii) any Real Property Lease;

(ix) all leases or master leases of personal property reasonably likely to result in annual payments of $50,000 or more in a 12-month period;

(x) any Contract pursuant to which Parent (A) licenses or is granted rights from a third party under Intellectual Property that is material to the business of Parent, taken as a whole, excluding click-wrap, shrink-wrap, off-the-shelf software licenses and any other software licenses that are commercially available on reasonable terms to the public generally with license, maintenance, support and other fees less than $50,000 per year or (B) licenses or grants to a third party to any rights in or to use Owned Parent Intellectual Property or Owned Parent Software (excluding non-exclusive licenses granted to customers, contractors, suppliers or service providers in the Ordinary Course);

(xi) the grant of rights to manufacture, produce, assemble, license, market or sell any product, service, solution or offering (together with all Intellectual Property, deliverables, technology and materials utilized as part thereof) developed by or on behalf of Parent;

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(xii) Contracts with any Governmental Authority;

(xiii) any Contract which restricts in any material respect or contains any material limitations on the ability of Parent to compete in any line of business or in any geographic territory, in each case excluding customary confidentiality agreements (or clauses) or non-solicitation agreements (or clauses);

(xiv) Contracts between (A) on the one hand, Parent, and (B) on the other hand, any Parent Stockholder;

(xv) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which Parent is a party that provide for payments by Parent or to Parent in excess of $50,000, in the aggregate, over any 12-month period;

(xvi) all Contracts that result in any Person holding an irrevocable power of attorney from Parent that relates to Parent or its business;

(xvii) Contracts to which Parent is a party that are of the type that would be required to be filed with the Proxy Statement/Prospectus under applicable SEC requirements pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act.

(b) Accurate and complete copies of the Contracts required to be listed on Section 4.5(a) of the Parent Disclosure Schedules, have been delivered to or made available to the Company by Parent or otherwise in the Parent SEC Filings (as defined below), prior to the date of this Agreement, together with all amendments thereto.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) all Material Contracts to which Parent is a party or by which its assets are bound are valid, binding and in full force and effect, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally and by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies, (ii) neither Parent (nor, to the knowledge of Parent, any other party to any such Contract) is or, with the giving of notice, the lapse of time or otherwise, would be in default under any Material Contract to which Parent is or will be a party or by which its assets are bound, (iii) since December 31, 2020, Parent has not received any written or, to Parent’s knowledge, oral claim or notice of material breach of or material default under any Material Contract, (iv) to Parent’s knowledge, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any Material Contract by Parent or, to Parent’s knowledge, any other party thereto (in each case, with or without notice or lapse of time or both), and (v) since December 31, 2021, Parent has not received written notice from any customer or supplier that is a party to any Material Contract that such party intends to terminate or not renew any Material Contract.

Section 4.6 Intellectual Property.

(a) Section 4.6(a) of the Parent Disclosure Schedules sets forth, as of the date hereof, a true and complete list, including the record owner, legal owner, jurisdiction, serial and application numbers, and registration number of all Registered Intellectual Property and all material unregistered Trademarks that are Owned Parent Intellectual Property and all Owned Parent Software. All Owned Parent Intellectual Property is subsisting and, to the knowledge of Parent, is valid and enforceable. All Registered Intellectual Property has been maintained effective by the filing of all necessary filings, maintenance, and renewals, and timely payment of requisite fees.

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(b) Except as set forth on Section 4.6(b) of the Parent Disclosure Schedules, each item of Owned Parent Intellectual Property is owned by Parent free and clear of all Liens, other than Permitted Liens. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, Parent owns all right, title, and interest in, or have a valid and enforceable written license or other permission to use, all Parent Intellectual Property.

(c) Except as set forth on Section 4.6(c) of the Parent Disclosure Schedules, or as would not reasonably be expected to result in a Material Adverse Effect, no Actions are pending or have been threatened in writing, or to the knowledge of Parent have been threatened orally, against Parent by any Person claiming that Parent has infringed, misappropriated or otherwise violated their Intellectual Property rights or rights of publicity, or challenging the ownership, use, patenting, registration, validity, or enforceability of any Owned Parent Intellectual Property. Except as set forth on Section 4.6(c) of the Parent Disclosure Schedules, Parent is not a party to any pending Action, as of the date of this Agreement, claiming infringement, misappropriation or other violation by any Person of any Owned Parent Intellectual Property. Except as set forth on Section 4.6(c) of the Parent Disclosure Schedules, or as would not reasonably be expected to result in a Material Adverse Effect, to Parent’s knowledge, within the five years preceding the date of this Agreement Parent, its products and services, the conduct of Parent’ business, and the use of the Owned Parent Intellectual Property, have not infringed, misappropriated or otherwise violated, and currently do not infringe, misappropriate, or otherwise violate, the Intellectual Property right or right of publicity of any Person. No Person has notified Parent in writing that any of such Person’s Intellectual Property rights or right of publicity are infringed, misappropriated, or otherwise violated by Parent or that Parent requires a license to any of such Person’s Intellectual Property rights. To Parent’s knowledge, as of the date of this Agreement no Person is infringing, misappropriating or otherwise violating any Owned Parent Intellectual Property. No written or, to Parent’s knowledge, oral claims alleging any infringement, misappropriation, or other violation have been made against any Person by Parent.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, Parent has undertaken commercially reasonable efforts to protect: (i) the confidentiality of all Proprietary Information that is Owned Parent Intellectual Property and (ii) any confidential information owned by any Person to whom Parent has a confidentiality obligation. No such Proprietary Information has been disclosed by Parent to any Person other than pursuant to a written confidentiality agreement restricting the disclosure and use of such Proprietary Information by such Person.

(e) No Person (including current and former founders, employees, contractors, and consultants of Parent) has any right, title, or interest, directly or indirectly, in whole or in part, in any Owned Parent Intellectual Property. Parent has implemented policies whereby employees who create or develop any Intellectual Property in the course of their employment with Parent are required to assign to Parent all of such employee’s rights therein, and all employees and contractors of Parent who have created or developed any Intellectual Property in the course of their employment or provision of services for Parent have executed written agreements pursuant to which such Persons have assigned (or are obligated to assign) to Parent all of such employee’s or contractor’s rights in and to such Intellectual Property that did not vest automatically in Parent by operation of law (and, in the case of contractors, to the extent such Intellectual Property was intended to be proprietary to Parent), except in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

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(f) Except as set forth on Section 4.6(f) of the Parent Disclosure Schedules, no government funding and no facilities or other resources of any university, college, other educational institution or research center were used in the development of any Owned Parent Intellectual Property. No Governmental Authority, university or other educational institution, research organization or standards setting organization has any right, title or interest in or to any Owned Parent Intellectual Property.

(g) The Owned Parent Software operates in all material respects with its specifications established by Parent. Material reported defects and reports of errors with respect to Owned Parent Software are monitored in accordance with Parent practices. To Parent’s knowledge, no Person other than Parent possesses a copy, in any form (print, electronic, or otherwise), of any source code for any Owned Parent Software (other than contractors engaged to develop or maintain Owned Parent Software), and Parent has undertaken commercially reasonable efforts to protect the confidentiality of all such source code. Parent has no obligation to afford any Person access to any such source code.

(h) No Publicly Available Software has been incorporated in, linked to, distributed with, or otherwise used in connection with any Owned Parent Software in any manner that (i) requires, or conditions the use or distribution of any Owned Parent Software on the disclosure, licensing, or distribution of any source code for any portion of such Owned Parent Software or (ii) otherwise imposes any material limitation, restriction, or condition on the right or ability of Parent to use, allow third parties to use, distribute, or enforce any Owned Parent Intellectual Property. To Parent’s knowledge, Parent has complied and is in compliance with the terms of all licenses for Publicly Available Software used by Parent in all material respects.

(i) In connection with its collection, storage, transfer (including without limitation, any transfer across national borders) Processing and/or use of any Personal Information, to Parent’s knowledge, Parent is and has been, within the five years preceding the date of this Agreement, in material compliance with all Privacy Laws. Parent has commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect the confidentiality, integrity and availability of all Personal Information maintained and collected by it. Except as set forth in Section 4.6(i), to Parent’s knowledge, within the five years preceding the date of this Agreement Parent has not experienced any Computer Security Incident except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and to Parent’s knowledge, Parent has not received any written notices or written complaints from any Person regarding a Computer Security Incident. Within the five years preceding the date of this Agreement Parent has not received, nor provided, any notice of any written claims, actions, investigations, inquiries or alleged violations of Privacy Laws. To Parent’s knowledge, within the five years preceding the date of this Agreement Parent has not been subject to, and there are no written complaints, audits, investigations or Actions pending against Parent by any Governmental Authority, or by any Person, in respect of the collection, use, storage, disclosure or other Processing of Personal Information.

(j) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the IT Systems are operational and adequate and sufficient for the current and reasonably anticipated future needs of the business of Parent, (ii) to Parent’s knowledge, there have been no unremediated material failures of the IT Systems currently used to provide material products to customers in the conduct of its business as it is currently conducted during the two year period preceding the date hereof, and (iii) Parent has in place commercially reasonable security controls and backup and disaster recovery plans and procedures.

(k) Parent does not engage in the sale, as defined by applicable Law, of Personal Information. All sales and marketing activities by Parent have been in material compliance with all applicable Laws that require the provision of notice and obtaining of consent from potential customers to receive such sales and marketing materials. To Parent’s knowledge, Parent has valid and legal rights to Process all Personal Information that is Processed by Parent in connection with the use and/or operation of its products, services and business, and the execution, delivery, or performance of this Agreement will not affect these rights or violate any applicable Privacy Laws.

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Section 4.7 Title to Properties and Assets; Liens. Parent has good and marketable title to its properties, assets and rights, including the Parent Intellectual Property, and has good title to all its leasehold interests, in each case free and clear of any Lien, other than Permitted Liens. With respect to the properties, assets and rights it leases, Parent is in compliance with such leases in all material respects and, to Parent’s knowledge, holds a valid leasehold interest free of any Liens, other than Permitted Liens. The properties, assets and rights owned, leased or licensed by Parent (including any Parent Intellectual Property) constitute all the properties, assets and rights used in connection with the businesses of Parent. Such properties, assets and rights constitute all the properties, assets and rights necessary for Parent to continue to conduct their respective businesses following the Closing as they are currently being conducted.

Section 4.8 Real Property.

(a) Parent does not own, or has never owned, any real property.

(b) Parent is not in default under any Real Property Lease, and there is no default by any lessor under the Real Property Lease.

(c) All buildings, structures, improvements, fixtures, building systems and equipment included in the Leased Real Property are in reasonable operating condition and repair (ordinary wear and tear excepted).

(d) Parent has a valid and enforceable leasehold interest under each Real Property Lease and each Real Property Lease is in full force and effect and constitutes a valid and binding obligation of Parent as the lessee, or lessor, enforceable against Parent in accordance with its terms.

(e) To the knowledge of Parent, there are no pending condemnation, eminent domain, or any other taking by public authority with or without payment of consideration therefor or similar actions with respect to any of the Leased Real Properties. No notice of such a proposed condemnation has been received by Parent.

(f) Parent has the right to conduct its business in each Leased Real Property for the remaining term of the applicable Real Property Lease.

Section 4.9 Environmental Matters. Except as set forth in Section 4.9 of the Parent Disclosure Schedules:

(a) except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, Parent is and, during the last five years, has been in compliance in all material respects with all Environmental Laws;

(b) except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, Parent timely obtained and currently possesses all Environmental Permits required for the operation of its business and each Environmental Permit is valid and in full force and effect. Parent is and during the last five years, has been in compliance in all material respects with all Environmental Permits;

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(c) there has been no release of any Hazardous Materials at, in, on or under any Leased Real Property or, to the knowledge of Parent, at, in, on or under any formerly owned or leased real property, in each case (i) during the time that Parent owned or leased such property, and (ii) that requires notice, further investigation or response action by Parent pursuant to Environmental Law;

(d) Parent is not subject to and Parent has not received any Governmental Order that remains unresolved relating to any non-compliance with Environmental Laws by Parent or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;

(e) no Action is pending or, to the knowledge of Parent, threatened in writing and no investigation, to the knowledge of Parent, is pending or threatened in writing, in each case with respect to Parent’s compliance with or liability under Environmental Law;

(f) Parent has not generated, stored, used, transported, treated or disposed of any Hazardous Materials other than in compliance in all material respects with all Environmental Laws; and

(g) Parent has made available to the Company all material environmental reports (including any Phase One or Phase Two environmental site assessments) and audits relating to the Leased Real Property or any formerly owned or operated real property in its possession, custody or reasonable control.

Section 4.10 Compliance with Other Instruments. Parent is not in material violation of any term of its Governing Documents. Parent is not in violation of any term or provision of any Governmental Order by which it is bound which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The execution, delivery and the performance by Parent of its obligations pursuant to this Agreement and the Ancillary Agreements to which it is or will be a party will not result in, by the giving of notice, the lapse of time or otherwise, (a) any violation of, conflict with, or subject to obtaining the Parent Stockholders’ Approval, the filing of the Merger Filing Documents and the receipt of the Regulatory Approvals, require any consent, filing, notice, waiver or approval or constitute a default under, (i) its Governing Documents, (ii) any Contract to which it is a party or by which its assets are bound or (iii) any applicable Law, Permit or Governmental Order, nor (b) the creation of any Lien upon any of its properties or assets (other than Permitted Liens) except, in the case of clauses (a)(ii), (a)(iii) and (b), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.11 Compliance with Laws.

(a) Parent is, and since December 31, 2021 has been, in compliance in all material respects with all applicable Laws. Parent has not received any written notice from any Governmental Authority of a violation of any applicable Law by Parent at any time since December 31, 2021, which violation would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Since December 31, 2021, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) there has been no action taken by Parent or, to Parent’s knowledge, any officer, director, manager, employee, agent or representative of Parent, in each case, acting on behalf of Parent, in violation of any applicable Anti-Bribery Law, (ii) Parent has not been convicted of violating any Anti-Bribery Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Bribery Laws, (iii) Parent has not conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Bribery Law and (iv) Parent has not received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Bribery Law.

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(c) Since December 31, 2021, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) there has been no action taken by Parent, or, to Parent’s knowledge, any officer, director, manager, employee, agent or representative of Parent, in each case, acting on behalf of Parent, in violation of any applicable Export Laws, (ii) Parent has not been convicted of violating any Export Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Export Laws, (iii) Parent has not conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Export Laws and (iv) Parent has not received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Export Law.

Section 4.12 Absence of Changes. Since the date of the most recent audited Parent Financial Statements (a) there has not been, individually or in the aggregate, any Material Adverse Effect, and (b) Parent has conducted its business in all material respects in the Ordinary Course (other than with respect to the evaluation of and negotiations in connection with this Agreement and the Transactions contemplated hereby).

Section 4.13 Litigation. Except as set forth in Section 4.13 of the Parent Disclosure Schedules, as of the date of this Agreement (a) there are no Actions pending or, to Parent’s knowledge, currently threatened against Parent or its assets or properties before any Governmental Authority that (i) question the validity of this Agreement or any Ancillary Agreement, or the right of Parent to enter into this Agreement or any Ancillary Agreement, or the right of Parent to perform its obligations contemplated by this Agreement or any Ancillary Agreement, or (ii) if determined adversely to Parent, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (b) Parent is not a party or subject to the provisions of any Governmental Order; and (c) there is no Action initiated by Parent currently pending or which Parent currently intends to initiate, except, in the case of each of clauses (a)(i), (b) and (c), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.14 Insurance. Section 4.14 of the Parent Disclosure Schedules contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, Parent as of the date of this Agreement. Accurate and complete copies or comprehensive summaries of such insurance policies have been made available to the Company. With respect to each such insurance policy required to be listed on Section 4.14 of the Parent Disclosure Schedules, (i) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date), (ii) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (iii) Parent is not in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to Parent’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the knowledge of Parent, no such action has been threatened and (iv) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals.

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Section 4.15 Governmental Consents. Assuming the accuracy of the representations made by the Company in Article III, no consent, approval or authorization of or registration, qualification, designation, declaration or filing with any Governmental Authority on the part of Parent is required in connection with the valid execution and delivery of this Agreement or any Ancillary Agreement, or the consummation of any Transaction contemplated hereby or thereby, except (i) for such filings or notices as may be required under the Securities Act or under applicable state securities Laws, including the filing of the Merger Filing Documents and any other filings or notices required for the consummation of the Merger, (ii) the Regulatory Approvals and (iii) where the failure to obtain such consents, approvals or authorizations of or registrations, qualifications, designations, declarations or filings, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect.

Section 4.16 Permits. Parent has timely obtained and holds all Material Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) each Material Permit is in full force and effect in accordance with its terms, (b) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by Parent, (c) to Parent’s knowledge, none of such Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the Ordinary Course upon terms and conditions substantially similar to its existing terms and conditions, (d) there are no Actions pending or, to the knowledge of Parent, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit and (e) Parent is in compliance with all Material Permits.

Section 4.17 Registration and Voting Rights. Except as set forth in Section 4.17 of the Parent Disclosure Schedules and other than with respect to actions contemplated by the Business Combination, this Agreement and the Ancillary Agreements, (a) Parent is not presently under any obligation and has not granted any rights to register under the Securities Act any of its presently outstanding securities or any of its securities that may hereafter be issued and (b) to Parent’s knowledge, no shareholder of Parent has entered into any agreements with respect to the voting of shares of Parent Capital Stock.

Section 4.18 Brokers or Finders; Transaction Expenses. Except as set forth in in Section 4.18 of the Parent Disclosure Schedules, Parent has not incurred, or will incur, directly or indirectly, as a result of any action taken by Parent, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any of the other Transactions.

Section 4.19 Related-Party Transactions. Except as set forth in Section 4.19 of the Parent Disclosure Schedules (and other than with respect to actions expressly contemplated by this Agreement and the Ancillary Agreements):

(a) No director, officer or employee of Parent or any member of such Person’s immediate family or any corporation, partnership or other entity in which such Person has a significant ownership interest or otherwise controls (each, a “Parent Related Party”) is indebted to Parent, nor is Parent indebted (or committed to make loans or extend or guarantee credit) to any Parent Related Party.

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(b) To Parent’s knowledge, no Parent Related Party has any direct or indirect ownership interest in (i) any Person with which Parent is party to a Contract or has a material business relationship or (ii) any Person that competes with Parent, except that Parent Related Parties may own stock in publicly traded companies that may compete with Parent.

(c) No Parent Related Party is directly or indirectly interested in any Contract with Parent, other than any such Contracts related to such Person’s (i) ownership of shares of Parent Capital Stock, options or other securities of Parent, (ii) indemnification by Parent or (iii) salary, commission and other employment benefits provided by Parent to such Person.

Section 4.20 Labor Agreements and Actions; Employee Compensation.

(a) Parent is not bound by or subject to (and none of its assets or properties is bound by or subject to) any Contract with any labor union, and, to Parent’s knowledge, no labor union has requested or has sought to represent any of the employees of Parent. There is no strike or other labor dispute involving Parent pending, or to Parent’s knowledge, threatened, that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, nor, to the knowledge of Parent, is there any labor organization activity involving the employees of Parent.

(b) To Parent’s knowledge, no officer, management employee, or any group of management employees, intends to terminate their employment with Parent, nor does Parent have a present intention to terminate the employment of any of the foregoing. Except as set forth in the Parent Disclosure Schedules, each officer and management employee of Parent is currently providing full-time services to the conduct of the business of Parent. To Parent’s knowledge, no officer or management employee is currently working for a competitive enterprise.

(c) Except as set forth in the Parent Disclosure Schedules, the employment of each officer and employee of Parent is terminable at the will of Parent and no such individual is entitled to any compensation upon termination of employment, except as required by Law applicable to the jurisdiction in which such officer or employee is employed.

(d) Except as expressly set forth in the Parent Disclosure Schedules and except as has been mandated by Governmental Authority, as of the date of this Agreement, Parent has not had, nor are there any facts that would give rise to, any material workforce changes due to COVID-19, whether directly or indirectly, including any actual or expected terminations, layoffs, furloughs, shutdowns (whether voluntary or by Governmental Order), or any material changes to benefit or compensation programs, nor are any such changes currently contemplated.

(e) With respect to all current and former Persons who have performed services for or on behalf of Parent, Parent is in compliance, and during the past three years has complied, in all material respects with all applicable state and federal equal employment opportunity, wage and hour, compensation and other Laws related to employment, including overtime requirements, classification of employees and independent contractors under federal and state Laws (including for Tax purposes and for purposes of determining eligibility to participate in any Parent Benefit Plan (as defined below)), hours of work, leaves of absence, equal opportunity, sexual and other harassment, whistleblower protections, immigration, occupational health and safety, workers’ compensation, and the withholding and payment of all applicable Taxes, and there are no arrears in the payments of wages, unemployment insurance premiums or other similar obligations.

(f) Parent has for the past three years properly classified for all purposes (including for Tax purposes, for Fair Labor Standards Act exemption purposes and for purposes of determining eligibility to participate in any Parent Benefit Plan) all current and former employees, officers, directors or independent contractors who have performed services for or on behalf of Parent and have properly withheld and paid all applicable Taxes and made all required filings in connection with services provided by such Person to Parent in accordance with such classifications.

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(g) Set forth on Section 4.20(g) of the Parent Disclosure Schedules is a complete and accurate list, as of the date of this Agreement, of all their employees including for each such employee his or her (i) name; (ii) job title; (iii) location; (iv) status as a full-time or part-time employee and exempt or non-exempt under applicable wage and hour laws; (v) base salary or wage rate; (vi) 2022 bonus; and (vii) 2023 bonus opportunity. Section 4.20(g) of the Parent Disclosure Schedules also lists, as of the date of this Agreement, each employee of Parent who is not actively at work for any reason other than vacation, and the reason for such absence.

(h) Set forth on Section 4.20(h) of the Parent Disclosure Schedules are complete and accurate lists, as of the date of this Agreement, of all individuals who perform services for Parent as (i) an independent contractor, (ii) a leased employee, (iii) an unpaid intern, including for each such individual his or her name, services performed, and rate of compensation (if any), and (iv) location at which such individual performs services for Parent.

(i) There are no material claims, disputes, grievances, or controversies pending or, to the knowledge of Parent, threatened involving any employee or group of employees. To the knowledge of Parent there are no material charges, investigations, administrative proceedings or formal complaints of (i) discrimination or retaliation (including discrimination, harassment or retaliation based upon sex, age, marital status, race, national origin, sexual orientation, disability or veteran status), (ii) unfair labor practices, (iii) violations of health and safety Laws, (iv) workplace injuries or (v) whistleblower retaliation against Parent, in each case that (y) pertain to any current or former employee and (z) have been threatened in writing by such employee or are pending before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, or any other Governmental Authority.

Section 4.21 Employee Benefit Plans.

(a) The Parent Disclosure Schedules sets forth a complete list, as of the date of this Agreement, of each material Parent Benefit Plan (whether written or unwritten). For purposes of this Agreement, a “Parent Benefit Plan” means (i) any “employee benefit plan” as defined in Section 3.3(3) of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) any other employee benefit plan, agreement, arrangement, program, policy or practice, including any equity or equity-based compensation (including stock option, stock purchase, stock award, stock appreciation, phantom stock, restricted stock or restricted stock unit), deferred compensation, pension, retirement, savings, bonus, profit sharing, incentive compensation, retention, change-in-control, medical, dental, vision, prescription drug, life insurance, death benefit, cafeteria, flexible spending, dependent care, fringe benefit, vacation, paid time off, holiday pay, disability, sick pay, workers compensation, unemployment, severance, employee loan or educational assistance plan, agreement, arrangement, program, policy or practice, and (iii) any employment, consulting, or other individual services agreement, which in the case of each of clauses (i), (ii) and (iii), is sponsored or maintained by Parent, or to which Parent contributes or is required to contribute or is a party, on behalf of current or former employees, officers, independent contractors or directors of Parent or their spouses, beneficiaries or dependents, or with respect to which Parent has or may have any liability, contingent or otherwise. No Parent Benefit Plan covers individuals other than current or former employees, officers, independent contractors or directors (or spouses, beneficiaries or dependents thereof) of Parent. Parent has not communicated to present or former employees of Parent, or formally adopted or authorized, any additional Parent Benefit Plan or any change in or termination of any existing Parent Benefit Plan. With respect to each material Parent Benefit Plan, Parent has delivered to the Company, to the extent applicable, true, complete and correct copies of (A) the plan document (or a written summary of any unwritten Parent Benefit Plan), including all amendments thereto (B) trust agreements, insurance policies or other funding vehicles, third party administrator agreements, and all amendments to any of these, (C) the most recent summary plan description, including any summary of material modifications, (D) the three most recent annual reports (Form 5500 series) filed with the IRS with respect to such Parent Benefit Plan, (E) the three most recent actuarial reports or other financial statements relating to such Parent Benefit Plan, and (F) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Parent Benefit Plan and any pending request for such a determination letter.

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(b) Each Parent Benefit Plan has been operated and administered in compliance in all material respects with its terms and all applicable Laws, including ERISA and the Code, and each Parent Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of Parent, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Parent Benefit Plan.

(c) All contributions and premium payments required to have been paid under or with respect to any Parent Benefit Plan have been timely paid in accordance with the terms of such Parent Benefit Plan and applicable Law except as would not result in material liability to Parent.

(d) Except as set forth in Section 4.21 of the Parent Disclosure Schedules, no Parent Benefit Plan provides health, life insurance or other welfare benefits to retired or other terminated employees, officers, independent contractors, or directors of Parent (or any spouse, beneficiary or dependent thereof), other than “COBRA” continuation coverage required by Section 4980B of the Code or Sections 601-608 of ERISA or similar state Law.

(e) To the knowledge of Parent, no event has occurred and no condition exists with respect to any Parent Benefit Plan or any other employee benefit plan, agreement, arrangement, program, policy or practice currently or previously sponsored, maintained or contributed to by Parent which could subject any Parent Benefit Plan, Parent, PubCo or any of their employees, agents, directors or Affiliates, directly or indirectly (through an indemnification agreement or otherwise), to a material liability for a breach of fiduciary duty, a non-exempt “prohibited transaction”, within the meaning of Section 406 of ERISA or Section 4975 of the Code, a Tax, penalty or fine under Section 502 or 4071 of ERISA or Subtitle D, Chapter 43 of the Code or any other excise Tax, penalty or fine under ERISA or the Code, or which could result in the imposition of a Lien on the assets of Parent.

(f) None of Parent nor any of its respective ERISA Affiliates have sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under (i) a pension plan that is subject to Title IV of ERISA or (ii) a multiemployer pension plan (as defined in Section 3(37) of ERISA), in each case, at any time within the previous six (6) years. None of Parent nor any ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA within the previous six (6) years that has not been fully satisfied and no non-U.S. Parent Benefit Plan is a defined benefit pension plan and Parent has no any liability, contingent or otherwise, with respect to any such Parent Benefit Plan.

(g) Except as would not result in material liability therefor, with respect to each Parent Benefit Plan, no Actions (other than routine claims for benefits in the Ordinary Course) are pending or, to the knowledge of Parent, threatened in writing, and, to the knowledge of Parent, no facts or circumstances exist that would reasonably be expected to give rise to any such Actions. To the knowledge of Parent, no Parent Benefit Plan is currently under investigation or audit by any Governmental Authority and, to the knowledge of Parent, no such investigation or audit is contemplated or under consideration.

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(h) To the knowledge of Parent and except as would not result in material liability therefor, no event has occurred and no condition exists with respect to any employee benefit plan, agreement, arrangement, program, policy or practice currently or previously sponsored, maintained or contributed to by any Person who is or was an ERISA Affiliate of Parent (other than Parent or one of its Subsidiaries) which could subject Parent, PubCo or any of their employees, agents, directors, or Affiliates, directly or indirectly (through an indemnification agreement or otherwise), to a liability, including liability under Section 412, 430, 4971 or 4980B of the Code or Title IV of ERISA, or which could result in the imposition of a Lien on the assets of Parent.

(i) Except as set forth in Section 4.21 of the Parent Disclosure Schedules, the execution of this Agreement and the consummation of the Transactions will not, either alone or in combination with another event (such as termination following the consummation of the Transactions, and regardless of whether that other event has or will occur), (i) entitle any current or former director, employee, officer or other service provider of Parent to any severance pay or any other compensation payable by Parent or PubCo, except as expressly provided in this Agreement, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any director, employee, officer or other individual service provider by Parent or PubCo, or (iii) result in any payment being considered an “excess parachute payment” within the meaning of Section 280G of the Code to any “disqualified individual” within the meaning of Section 280G of the Code.

(j) Each Parent Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been maintained and administered, in all material respects, in accordance with its terms and in operational and documentary compliance, in all material respects, with Section 409A of the Code and all regulations and other applicable regulatory guidance (including notices and rulings) thereunder.

(k) Parent has no any obligation to gross up, indemnify or otherwise reimburse any current or former employee, officer, independent contractor, or director of Parent for any Taxes, interest or penalties incurred in connection with any Parent Benefit Plan (including any Taxes, interest or penalties incurred pursuant to Section 409A or 4999 of the Code).

(l) Parent and each Parent Benefit Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (each, a “Parent Health Plan”) is in compliance, in all material respects, with the Patient Protection and Affordable Care Act, P.L. 111-148 and the Health Care and Education Reconciliation Act of 2010, P.L. 111-152, each as amended and the regulations and other applicable regulatory guidance issued thereunder (collectively, the “Healthcare Reform Laws”). To the knowledge of Parent, no event has occurred and no condition or circumstance exists that could subject Parent or any Parent Health Plan to material penalties, fines or Taxes under Sections 4980D or 4980H of the Code or any other provision of the Healthcare Reform Laws.

Section 4.22 TaxES AND RETURNS.

(a) Parent has timely filed, or caused to be timely filed, all income and other material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects. Parent has timely paid, or caused to be timely paid, all material Taxes required to be paid by it, other than such Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

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(b) Parent has complied in all material respects with all applicable Tax Laws relating to withholding and remittance of Taxes, and all material amounts of Taxes required by applicable Tax Laws to be withheld by Parent have been withheld and timely paid over to the appropriate Governmental Authority, including with respect to any amounts owing to or from any employee, independent contractor, shareholder, creditor, or other third party.

(c) There are no material claims, assessments, audits, examinations, investigations or other Actions pending, in progress or threatened against Parent, in respect of any Tax, and Parent has not been notified in writing of any material proposed Tax claims or assessments against Parent.

(d) There are no material Liens with respect to any Taxes upon any of Parent’s assets, other than Permitted Liens. Parent has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by Parent for any extension of time within which to file any Tax Return or within which to pay any Taxes. No written claim which remains outstanding has been made by any Governmental Authority with respect to a jurisdiction in which Parent does not file a Tax Return that Parent is or may be subject to Tax in that jurisdiction that would be the subject of or covered by such Tax Return.

(e) Parent has not had a permanent establishment, branch or representative office in any country other than the country of its organization. Parent is not treated for any Tax purpose as a resident in a country other than the country of its incorporation or formation.

(f) Parent has not nor has ever been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes (other than a group the common parent of which is or was Parent). Parent has no liability for the Taxes of another Person under Treasury Regulations Section 1.1502-6 (or similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract, or otherwise. Parent is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar agreement, arrangement or practice with respect to Taxes (including any closing agreement or other agreement relating to Taxes with any Governmental Authority).

(g) Parent has not requested, nor is the subject of or bound by any material private letter ruling, technical advice memorandum, closing agreement, settlement agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to Taxes, nor is any such request outstanding.

(h) Parent has not made any change in accounting method (except as required by a change in Law) that would reasonably be expected to have a material impact on its Taxes following the Closing.

(i) Parent is duly registered for Value Added Tax in all jurisdictions in which it is required to be registered and has complied in all material respects with all requirements concerning Value Added Tax.

(j) Parent has not in any year for which the applicable statute of limitations remains open distributed stock of another person, nor has had its shares distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code (or any comparable, analogous or similar provision under any state, local or non-U.S. Law).

(k) Parent has not been a party to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of state, local or non-U.S. Tax Law.

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(l) Parent will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale, excess loss account, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any comparable, analogous, or similar provision of state, local or non-U.S. Tax Law) or open transaction disposition made on or prior to the Closing Date, (ii) the use of an improper method of accounting or change in any method of accounting for any taxable period (or portion thereof) ending on prior to the Closing, (iii) any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any state, local or non-U.S. Tax law) executed prior to the Closing or (iv) any prepaid amount or deferred revenue received or accrued on or prior to the Closing. Parent has not made an election under Section 965(h) of the Code (or any comparable, analogous or similar provision under any state, local or non-U.S. Law).

Section 4.23 Books and Records. The minute books of Parent contain complete and accurate records in all material respects of all meetings and other corporate actions of each of the Parent Stockholders, the Parent Board or the Subsidiaries’ shareholders or board of directors (or similar governing body) and all committees, if any, appointed by the Parent Board or the Subsidiaries’ board of directors (or similar governing body), as applicable.

Section 4.24 Foreign Corrupt Practices Act. None of Parent or its Affiliates, nor any of their respective directors, officers, employees or, to Parent’s knowledge, agents, distributors, resellers, or other third parties have made, directly or indirectly, any payment or promise to pay, or any gift or promise to give or authorized such a promise or gift, of any money or anything of value, directly or indirectly, to (a) any foreign official (as such term is defined in the FCPA) for the purpose of influencing any official act or decision of such foreign official or inducing him or her to use his or her influence to affect any act or decision of a Governmental Authority or (b) any foreign political party or official thereof or candidate for foreign political office for the purpose of influencing any official act or decision of such party, official or candidate or inducing such party, official or candidate to use his, her or its influence to affect any act or decision of a Governmental Authority, in the case of both (a) and (b) above in order to assist Parent to obtain or retain business for, or direct business to Parent. None of Parent nor any of its respective directors, officers, employees or agents, distributors, resellers, or other third parties, has made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of funds or received or retained any such funds in violation of any Anti-Bribery Laws. No Action by or before any Governmental Authority involving Parent with respect to FCPA or any other applicable Anti-Bribery Laws is pending or, to Parent’s knowledge, threatened. Parent has sought to maintain accurate financial records and a system of internal controls sufficient to provide reasonable assurance over management’s control, authority, and responsibility over Parent’s assets.

Section 4.25 Anti-Money Laundering. The operations of Parent are and have been conducted at all times in compliance with Anti-Money Laundering Laws, in each case, to the extent applicable to Parent, and, no Action by or before any Governmental Authority involving Parent with respect to Anti-Money Laundering Laws is pending or, to the knowledge of Parent, threatened.

Section 4.26 Sanctions. None of Parent nor any of its Affiliates, directors, officers, employees or, to the knowledge of Parent, agents, is a Person that is, or is owned or controlled by, a Person that is (i) the subject of any Sanctions; nor (ii) located, organized, incorporated or resident in a country or territory that is the subject of comprehensive Sanctions (including the Crimea region of Ukraine, Cuba, Iran, North Korea, and Syria). For the past five years, to Parent’s knowledge, Parent has not engaged in, or is now engaged in, any dealings or transactions with any Person, or in any country or territory, that at the time of such dealing or transaction is or was, or whose government is or was, the subject of Sanctions.

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Section 4.27 Export Controls. Parent and, to Parent’s knowledge, its Representatives in their capacity as such, have during the five (5) years preceding the date of this Agreement been in compliance with, in all material respects, all applicable Export Laws, and Parent has not (A) received written notice of, any actual, alleged or potential violation of any Export Law or (B) been a party to or the subject of any pending (or to the knowledge of Parent, threatened) Action by or before any Governmental Authority (including receipt of any subpoena) related to any actual, alleged or potential violation of any Export Law.

Section 4.28 Takeover Statutes and Charter Provisions. The Parent Board has taken all action necessary so that the restrictions on a “business combination”, contained under any foreign Laws will be inapplicable to this Agreement and the other Transactions. As of the date of this Agreement, no “fair price”, “moratorium”, “control share acquisition”, or other antitakeover statute or similar domestic or foreign Law applies with respect to Parent in connection with this Agreement or the Transactions. As of the date of this Agreement, there is no stockholder rights plan, “poison pill”, or similar antitakeover agreement or plan in effect to which Parent is subject, party or otherwise bound.

Section 4.29 Proxy Statement/PROSPECTUS. The information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement/Prospectus or any current report of Parent on Form 8-K or any current report of PubCo on Form 8-K shall not, (i) in the case of the Proxy Statement/Prospectus, on the effective date of the Proxy Statement/Prospectus, (ii) in the case of the Proxy Statement/Prospectus or any current report of Parent on Form 8-K or any current report of PubCo on Form 8-K, when filed, made available, mailed or distributed, as the case may be, and (iii) in the case of the Proxy Statement/Prospectus, at the time of the Parent Stockholder Meeting and the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that Parent is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company, its Affiliates or any Company Shareholder.

Section 4.30 SEC Filings. Parent has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date of this Agreement, the “Parent SEC Filings”). Each of the Parent SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act applicable to the Parent SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Parent SEC Filings did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Filings. To the knowledge of Parent, none of the Parent SEC Filings filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement.

Section 4.31 Investment Company Act; JOBS Act. Parent is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Parent constitutes an “emerging growth company” within the meaning of the JOBS Act.

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Section 4.32 Business Activities.

(a) Except as set forth in the Parent Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the Transactions, there is no Contract to which Parent is a party which has or would reasonably be expected to have the effect of prohibiting or impairing in any material respect any business practice of Parent or any acquisition of property by Parent or the conduct of business by Parent as currently conducted or as contemplated to be conducted as of the Closing.

(b) Parent does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c) Other than any former officers or as described in the Parent SEC Filings, Parent has never had any employees. Other than reimbursement of any out-of-pocket expenses incurred by Parent’s officers and directors in connection with activities on Parent’s behalf, Parent has no unsatisfied liability with respect to any employee. Parent does not currently maintain or have any liability under any employment or employee benefit plan, program or arrangement, and neither the execution and delivery of this Agreement or any of the Ancillary Agreements nor the consummation of the Transactions will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of Parent, or (ii) result in the acceleration of the time of payment or vesting of any such benefits. The Transactions shall not be the direct or indirect cause of any amount paid or payable by Parent being classified as an “excess parachute payment” under Section 280G of the Code.

Section 4.33 Nasdaq Quotation. As of the date of this Agreement, Parent Common Stock is registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “TTNP”. Parent is in compliance with the rules of the Nasdaq and there is no Action pending or, to the knowledge of Parent, threatened against Parent by Nasdaq or the SEC with respect to any intention by such entity to deregister the Parent Common Stock or terminate the listing of Parent Common Stock on Nasdaq. Parent has not taken any action in an attempt to terminate the registration of Parent Common Stock under the Exchange Act except as contemplated by this Agreement.

Section 4.34 Board Approval. The Parent Board (including any required committee or subgroup of such board) has, as of the date of this Agreement, unanimously (a) declared the advisability of the Transactions contemplated by this Agreement, (b) determined that the Transactions contemplated hereby are in the best interests of the Parent Stockholders and (c) subject to the receipt of the Regulatory Approvals, recommended that the Parent Stockholders approve the Transaction Proposal.

Article V
REPRESENTATIONS AND WARRANTIES OF PUBCO AND MERGER SUB

Parent, PubCo and Merger Sub hereby jointly and severally represent and warrant to the Company, the following:

Section 5.1 Organization, Good Standing, Corporate Power and Qualification. Each Acquisition Entity is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands or the DGCL, as applicable. Each Acquisition Entity has the requisite corporate power and authority to own and operate its properties and assets and to carry on its business as presently conducted and contemplated to be conducted, to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party, and to perform its obligations pursuant hereto, thereto and to its Governing Documents. The PubCo Governing Documents are in full force and effect.

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Section 5.2 Capitalization and Voting Rights.

(a) Capitalization. The authorized shares of PubCo consists of 50,000,000 PubCo Ordinary Shares, of which one PubCo Ordinary Share is issued and outstanding. The authorized share capital of Merger Sub consists 1,000 shares of common stock, par value $0.0001 per share, of which 1,000 shares (the “Merger Sub Shares”) are issued and outstanding. The PubCo Ordinary Shares and the Merger Sub Shares, and any PubCo Ordinary Shares and shares of Merger Sub that will be issued pursuant to the Transactions, (i) have been, or will be prior to such issuance, duly authorized and have been, or will be at the time of issuance, validly issued and are fully paid, (ii) were, or will be, issued, in compliance in all material respects with applicable Law, and (iii) were not, and will not be, issued in breach or violation of any preemptive rights or Contract.

(b) Except as set forth in Section 5.2(a), including any PubCo Ordinary Shares and shares of Merger Sub that will be issued pursuant to the Transactions, there are no outstanding options, warrants or other equity appreciation, phantom equity, profit participation or similar rights for the purchase or acquisition from any Acquisition Entity of any shares of capital stock of any Acquisition Entity to which any Acquisition Entity is a party.

(c) PubCo does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity, other than Merger Sub and, as of the Closing Date, the Company and the Surviving Corporation. Merger Sub does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity.

Section 5.3 Due Authorization. All corporate actions on the part of each Acquisition Entity necessary for the authorization, execution and delivery of this Agreement and the other Ancillary Agreements to which it is or will be a party and the performance of all its obligations thereunder (including any board or shareholder approval, as applicable) have been taken, subject to the filing of the Merger Filing Documents and the Merger Certificate. This Agreement and the other Ancillary Agreements to which an Acquisition Entity is or will be a party is, or when executed by the other parties thereto, will be, valid and legally binding obligations of such Acquisition Entity enforceable against it in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (b) as limited by applicable laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

Section 5.4 Compliance with Other Instruments. No Acquisition Entity is in violation of any term of its respective Governing Documents. No Acquisition Entity is in violation of any term or provision of any Governmental Order by which it is bound which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the ability of any Acquisition Entity to enter into this Agreement and the Ancillary Agreements and to consummate the Transactions. The execution and delivery by each Acquisition Entity and the performance by each of Acquisition Entity of its obligations pursuant to this Agreement and the Ancillary Agreements to which it is or will be a party will not result in, by the giving of notice, the lapse of time or otherwise, (a) any violation of, conflict with, require any consent, filing, notice, waiver or approval or constitute a default under, (i) its Governing Documents, (ii) any Contract to which it is a party or by which its assets are bound or (iii) any applicable Law, Permit or Governmental Order, nor (b) the creation of any Lien upon any of its properties or assets except, in the case of clauses (a)(ii), (a)(iii) and (b), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the ability of any Acquisition Entity to enter into this Agreement and the Ancillary Agreements and to consummate the Transactions.

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Section 5.5 Absence of Changes. Since the date of its incorporation (a) there has not been, individually or in the aggregate, a Material Adverse Effect on the ability of any Acquisition Entity to enter into this Agreement and the Ancillary Agreements and to consummate the Transactions, (b) each Acquisition Entity has not conducted any business (other than with respect to the evaluation of and negotiations in connection with this Agreement and the Transactions contemplated hereby).

Section 5.6 Actions. (a) There are no Actions pending or, to the Company’s knowledge, threatened in writing against any Acquisition Entity; and (b) there is no judgment or award unsatisfied against any Acquisition Entity, nor is there any Governmental Order in effect and binding on any Acquisition Entity or its assets or properties that has, individually or in the aggregate, a Material Adverse Effect on the ability of any Acquisition Entity to enter into this Agreement or the Ancillary Agreements or to consummate the Transactions.

Section 5.7 Brokers or Finders; Transaction Expenses. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of any Acquisition Entity.

Section 5.8 Proxy Statement/PROSPECTUS. The information supplied by each Acquisition Entity for inclusion or incorporation by reference in the Proxy Statement/Prospectus or any current report of Parent on Form 8-K or any current report of PubCo on Form 8-K shall not, (i) in the case of the Proxy Statement/Prospectus, on the effective date of the Proxy Statement/Prospectus, (ii) in the case of the Proxy Statement/Prospectus or any current report of Parent on Form 8-K or any current report of PubCo on Form 8-K, when filed, made available, mailed or distributed, as the case may be, and (iii) in the case of the Proxy Statement/Prospectus, at the time of the Parent Stockholder Meeting and the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that an Acquisition Entity is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

Section 5.9 Investment Company Act; JOBS Act. No Acquisition Entity is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. No Acquisition Entity constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.10 Business Activities. Each Acquisition Entity was formed solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and has no, and at all times prior to the Closing except as expressly contemplated by Agreement or the Ancillary Agreements and the Transactions, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

Section 5.11 governmental consents. Assuming the accuracy of the representations made by the Company in Article III, no consent, approval or authorization of or registration, qualification, designation, declaration or filing with any Governmental Authority on the part of any Acquisition Entity is required in connection with the valid execution and delivery of this Agreement or any Ancillary Agreement, or the consummation of any Transaction contemplated hereby or thereby, except (i) for such filings or notices as may be required under the Securities Act or under applicable state securities Laws, including the filing of the Merger Filing Documents and any other filings or notices required for the consummation of the Merger, (ii) the Regulatory Approvals and (iii) where the failure to obtain such consents, approvals or authorizations of or registrations, qualifications, designations, declarations or filings, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect

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Section 5.12 Foreign Private Issuer. PubCo is and shall be at all times commencing from the date 30 days prior to the first filing of the Proxy Statement/Prospectus with the SEC through the Closing, a foreign private issuer as defined in Rule 405 under the Securities Act.

Article VI
COVENANTS OF THE COMPANY

Section 6.1 Company Conduct of Business. Except (i) as expressly permitted by this Agreement or the Ancillary Agreements, (ii) as required by applicable Law; (iii) as set forth on Section 6.1 of the Company Disclosure Schedules, or (iv) as consented to by Parent in writing (which consent shall not be unreasonably conditioned, withheld, or delayed), from the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Company shall, and shall cause the other KE Companies to, (y) operate its business in the Ordinary Course and preserve intact the current business organization and ongoing businesses of the KE Companies, and maintain the existing relations and goodwill of the KE Companies with customers, suppliers, joint venture partners, distributors and creditors of the KE Companies, and (z) use commercially reasonable efforts to maintain all insurance policies of the KE Companies or substitutes therefor. Without limiting the generality of the foregoing, except (A) as expressly permitted by this Agreement or the Ancillary Agreements, (B) as required by applicable Law, (C) as set forth on Section 6.1 of the Company Disclosure Schedules, or (D) as consented to by Parent in writing, the Company shall not, and shall cause the other KE Companies not to:

(a) change or amend the Governing Documents of any KE Company;

(b) make or declare any dividend or distribution to its stockholders or members, as applicable, of any KE Company or make any other distributions in respect of any of the KE Companies’ capital stock or equity interests, except dividends and distributions by a wholly-owned Subsidiary of a KE Company to such KE Company or another wholly-owned Subsidiary of such KE Company;

(c) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the KE Companies’ capital stock or equity interests, except for any such transaction by a wholly-owned Subsidiary of a KE Company that remains a wholly-owned Subsidiary of such KE Company after consummation of such transaction;

(d) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of any KE Company, except for transactions between a KE Company and any wholly-owned Subsidiary of such KE Company;

(e) enter into, or amend or modify any material term of (in a manner adverse to any KE Company), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any Material Contract (or any Contract, that if existing on the date hereof, would have been a Material Contract), any Real Property Lease or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which any KE Company is a party or by which it is bound, other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the Ordinary Course;

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(f) sell, assign, transfer, convey, lease or otherwise dispose of any material assets or properties of the KE Companies, except for (i) dispositions of equipment in the Ordinary Course, (ii) sales of inventory in the Ordinary Course or (iii) transactions solely among the KE Companies;

(g) acquire any ownership interest in any real property;

(h) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the equity or assets of, any other Person or be acquired by any other Person;

(i) (A) make, change or revoke any material election in respect of Taxes, except to comply with the relevant financial reporting standards adopted by the Malaysian Accounting Standards Board or Singapore Accounting and Corporate Regulatory Authority, as the case may be, or applicable Law, or settle or compromise any material Malaysia or Singapore, as the case may be, federal, state, local or non-Malaysia or non-Singapore Tax liability, as the case may be, except in the Ordinary Course, (B) settle any material Action in respect of Taxes, (C) make any material change in its accounting or Tax policies or procedures, (D) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return obtained in the Ordinary Course), (E) enter into a Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement, (F) surrender or compromise any right to receive a refund of or credit for material Taxes, (G) file any amended material Tax Return, (H) file any Tax Return which is inconsistent with past practices, or (I) enter into or terminate any “closing agreement” as described in Section 7121 of the Code (or any similar settlement or other agreement under similar Law), or any other material agreement pertaining to Taxes, with any Governmental Authority;

(j) (A) issue any additional KE Company Interests or securities exercisable for or convertible into KE Company Interests, or (B) grant any options, warrants, convertible equity instruments or other equity-based awards that relate to the equity of any KE Company;

(k) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any KE Company, merge or consolidate with any Person or be acquired by any Person, or file for bankruptcy in respect of any KE Company;

(l) except as required pursuant to Company Benefit Plans in effect on the date of this Agreement, applicable Law, or policies or Contracts of the Company or its Affiliates in effect on the date of this Agreement, (i) grant any material increase in compensation, benefits or severance to any employee or director of or individual consultant or independent contractor to the Company other than (A) in the Ordinary Course and (B) for any such individual with annual base compensation of less than $150,000, (ii) adopt, enter into or materially amend any material Company Benefit Plan or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which any KE Company is a party or by which it is bound, (iii) grant any new material severance, termination payments, bonus, change of control, retention, or benefits to any employee of any KE Company, except in connection with the promotion or hiring (to the extent permitted by clause (iv) of this paragraph) or separation of any employee in the Ordinary Course, (iv) hire any employee of any KE Company or any other individual who is providing or will provide services to the Company other than any employee with an annual base salary of less than $50,000 (except to replace terminated employees) in the Ordinary Course, (v) adopt, enter into or materially amend any consultant Contract providing for annual base compensation of more than $50,000 other than in the Ordinary Course, or (vi) take any action to accelerate the vesting, payment or funding of any cash compensation, payment or benefit to any employee of any KE Company;

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(m) waive, release, settle, compromise or otherwise resolve any Action, except in the Ordinary Course or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $100,000 in the aggregate;

(n) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell or guaranty any debt securities or warrants or other rights to acquire any debt securities or guaranty any debt securities of another Person, other than any Indebtedness for borrowed money or guarantee expressly contemplated by this Agreement;

(o) enter into, renew or amend in any material respect, (i) any transaction or Contract with a Company Shareholder or any of their respective family members or other related Persons that would require disclosure of transactions therewith under Item 404 of Regulation S-K promulgated by the SEC, or (ii) any Contract between any KE Company and any broker, finder, investment banker or financial advisor with respect to any of the Transactions;

(p) limit the right of any KE Company to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person;

(q) enter into any material new line of business outside of the business currently conducted by the Company as of the date of this Agreement;

(r) disclose any other Proprietary Information to any Person (other than pursuant to a written agreement sufficient to protect the confidentiality thereof); or

(s) enter into any agreement or otherwise make a binding commitment to do any action prohibited under this Section 6.1.

During the Interim Period, the Company shall, and shall cause its Subsidiaries to comply, (1) in all material respects with, and continue performing under, as applicable, the Company Governing Documents and such Subsidiary’s Governing Documents, and all other Material Contracts to which any of the KE Companies may be a party, and (2) with all applicable Sanctions and Export Law. If, during the Interim Period, the Company (A) receives written notice of, any actual, alleged or potential violation of any Sanctions or Export Law, (B) becomes a party to or the subject of any pending (or to the knowledge of the Company, threatened) Action by or before any Governmental Authority (including receipt of any subpoena) related to any actual, alleged or potential violation of any Sanctions or Export Law, or (C) to the knowledge of the Company, otherwise becomes aware of any actual, alleged, or potential violation of any Sanctions or Export Law, it shall provide written notice to Parent within one (1) Business Day of the discovery of the actual, alleged, or potential violation.

Section 6.2 No Trading in Parent Stock. The Company acknowledges and agrees that it and each other KE Company is aware of the restrictions imposed by U.S. federal securities Laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise and other applicable Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of Parent (except with the prior written consent of Parent), take any other action with respect to Parent in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

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Article VII
COVENANTS OF PARENT AND THE ACQUISITION ENTITIES

Section 7.1 PubCo Nasdaq Listing. PubCo shall apply for, and shall use its reasonable best efforts to cause, the PubCo Ordinary Shares to be issued in connection with the Transactions to be approved for listing on Nasdaq and accepted for clearance by the DTC, subject to official notice of issuance, prior to the Closing Date.

Section 7.2 Parent Nasdaq Listing. From the date of this Agreement until the Closing, Parent shall use its reasonable best efforts to ensure that the Parent Common Stock remains listed on Nasdaq.

Section 7.3 Parent Conduct of Business.

(a) Except (i) as expressly permitted by this Agreement or the Ancillary Agreements, (ii) as required by applicable Law, (iii) as set forth on Section 7.3(a) of the Parent Disclosure Schedules, or (iv) as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, Parent shall and each Acquisition Entity shall, (y) operate its business in the Ordinary Course, and (z) use commercially reasonable efforts to maintain all insurance policies of Parent or substitutes therefor. Without limiting the generality of the foregoing, except (A) as expressly permitted by this Agreement or the Ancillary Agreements, (B) as required by applicable Law, (C) as set forth on Section 7.3(a) of the Parent Disclosure Schedules, or (D) as consented to by the Company in writing, Parent shall not and each Acquisition Entity shall not:

(i) (A) change, modify or amend the Parent Governing Documents, or seek any approval from the Parent Stockholders to take any such action, except as contemplated by the Transaction Proposals or (B) change, modify or amend the Governing Documents of any Acquisition Entity;

(ii) (x) make or declare any dividend or distribution to its stockholders or members, as applicable, of Parent or any Acquisition Entity or make any other distributions in respect its capital stock, share capital or equity interests, (y) split, combine, reclassify or otherwise amend any terms of any shares or series of its capital stock or equity interests or (z) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests;

(iii) enter into, or amend or modify any material term of (in a manner adverse to Parent or any Acquisition Entity), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any Material Contract (or any Contract, that if existing on the date hereof, would have been a Material Contract), any Real Property Lease or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Parent or any Acquisition Entity is a party or by which it is bound, other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the Ordinary Course;

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(iv) sell, assign, transfer, convey, lease or otherwise dispose of any material assets or properties of Parent or any Acquisition Entity;

(v) acquire any ownership interest in any real property;

(vi) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the equity or assets of, any other Person or be acquired by any other Person;

(vii) (A) make, change or revoke any material election in respect of Taxes, except to comply with GAAP or applicable Law, or settle or compromise any material United States federal, state, local or non-United States Tax liability, except in the Ordinary Course, (B) settle any material Action in respect of Taxes, (C) make any material change in its accounting or Tax policies or procedures, (D) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return obtained in the Ordinary Course), (E) enter into a Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement, (F) surrender or compromise any right to receive a refund of or credit for material Taxes, (G) file any amended material Tax Return, (H) file any Tax Return which is inconsistent with past practices, or (I) enter into or terminate any “closing agreement” as described in Section 7121 of the Code (or any similar settlement or other agreement under similar Law), or any other material agreement pertaining to Taxes, with any Governmental Authority;

(viii) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent or any Acquisition Entity, merge or consolidate with any Person or be acquired by any Person, or file for bankruptcy in respect of Parent or any Acquisition Entity;

(ix) except as required pursuant to Parent Benefit Plans in effect on the date of this Agreement, applicable Law, or policies or Contracts of Parent or its Affiliates in effect on the date of this Agreement, (i) grant any material increase in compensation, benefits or severance to any employee or director of or individual consultant or independent contractor to Parent, (ii) adopt, enter into or materially amend any material Parent Benefit Plan or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Parent is a party or by which it is bound, (iii) grant any new material severance, termination payments, bonus, change of control, retention, or benefits to any employee of Parent, except in connection with the separation of any employee in the Ordinary Course, (iv) hire any employee of Parent or any other individual who is providing or will provide services to Parent (except to replace terminated employees) in the Ordinary Course, (v) adopt, enter into or materially amend any consultant Contract providing for annual base compensation of more than $50,000 in the Ordinary Course, or (vi) take any action to accelerate the vesting, payment or funding of any cash compensation, payment or benefit to any employee of Parent;

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(x) enter into, renew or amend in any material respect, any transaction or Contract (A) with an Affiliate of Parent, or (B) with any Parent Stockholder except as permitted or contemplated by this Agreement;

(xi) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell or guaranty any debt securities or warrants or other rights to acquire any debt securities or guaranty any debt securities of another Person, other than any Indebtedness for borrowed money or guarantee expressly contemplated by this Agreement;

(xii) (A) make any material change in its accounting principles, policies, procedures or methods unless required by an amendment in GAAP made subsequent to the date hereof, as agreed to by its independent accountants, or (B) engage in any conduct in a new line of business or engage in any material commercial activities (other than to consummate the transactions contemplated by this Agreement);

(xiii) (A) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any additional interests of Parent or any Acquisition Entity or securities exercisable for or convertible into interests of Parent or any Acquisition Entity, or (B) grant any options, warrants or other equity-based awards that relate to the equity of Parent or any Acquisition Entity not outstanding on the date of this Agreement and disclosed in documents filed publicly with the SEC;

(xiv) waive, release, compromise, settle or agree to waive, release, compromise, or settle any Action except where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $100,000 in the aggregate;

(xv) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants, other than business expenses advanced to officers or directors in the Ordinary Course), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any Person;

(xvi) enter into any material new line of business; or

(xvii) enter into any formal or informal agreement or otherwise make a binding commitment to do any action prohibited under this Section 7.3.

(b) During the Interim Period, Parent shall and each Acquisition Entity shall comply (1) in all material respects with, and continue performing under, as applicable, its Governing Documents and all other material Contracts to which it may be a party, and (2) with all applicable Sanctions and Export Law. If, during the Interim Period, Parent or any Acquisition Entity (A) receives written notice of, any actual, alleged or potential violation of any Sanctions or Export Law, (B) becomes a party to or the subject of any pending (or to the knowledge of Parent, threatened) Action by or before any Governmental Authority (including receipt of any subpoena) related to any actual, alleged or potential violation of any Sanctions or Export Law, or (C) to the knowledge of Parent, otherwise becomes aware of any actual, alleged, or potential violation of any Sanctions or Export Law, it shall provide written notice to the Company within one (1) Business Day of the discovery of the actual, alleged, or potential violation.

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Section 7.4 Post-Closing Directors and Officers of PubCo. Subject to the terms of the PubCo Governing Documents, PubCo shall take all such action within its power as may be necessary or appropriate such that immediately following the Closing:

(a) the initial directors of PubCo shall consist of the same persons serving on the Parent Board at the Effective Time, each such director to hold office in accordance with the PubCo Governing Documents; and

(b) the officers of the Company holding such positions as set forth on Section 7.4(b) of the Parent Disclosure Schedules shall be appointed as the officers of PubCo, each such officer to hold office in accordance with the PubCo Governing Documents.

Section 7.5 D&O Indemnification and Insurance.

(a) From and after the Closing, PubCo and the Surviving Corporation shall jointly and severally indemnify and hold harmless each present and former director and officer of the KE Companies, Parent and any Acquisition Entity (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of the KE Companies, Parent or such Acquisition Entity, respectively (the “D&O Indemnified Parties”)) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the KE Companies, Parent or such Acquisition Entity, respectively, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, limited liability partnership agreement, limited liability limited partnership agreement or other Governing Documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law which shall be conditioned on an undertaking to repay any such expenses if it is ultimately determined that such D&O Indemnified Party was not entitled thereto). Without limiting the foregoing, PubCo and the Surviving Corporation shall, and shall cause the KE Companies to, (i) maintain for a period of not less than six years from the Closing provisions in its certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, limited liability partnership agreement, limited liability limited partnership agreement or other Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the KE Companies’ and Parent’s or each Acquisition Entity’s, respectively, former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, operating agreement, limited liability partnership agreement, limited liability limited partnership agreement and other Governing Documents of the applicable KE Companies, Parent or such Acquisition Entity, respectively, in each case, as of the date of this Agreement; provided that all Governing Documents entered into or adopted as of the Effective Time or otherwise in connection with the Transactions and a copy of which has been provided to Parent shall be deemed to satisfy such requirements, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) For a period of six years from the Closing, each of PubCo and Parent shall (and PubCo shall cause the Surviving Corporation, the Company and the other KE Companies to) maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the KE Companies’ (accurate and complete copies of which have been made available to Parent prior to the date of this Agreement or its Representatives, respectively), Parent’s or any Acquisition Entity’s, respectively, directors’ and officers’ liability insurance policies (including, in any event, the D&O Indemnified Parties) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall PubCo, the KE Companies, Parent or any Acquisition Entity be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the KE Companies, Parent or such Acquisition Entity, respectively, for such insurance policy for the year ended December 31, 2023; provided, however, that (i) notwithstanding anything to the contrary contained in this Agreement, each of PubCo, the KE Companies and Parent may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy with respect to claims existing or occurring at or prior to the Closing and if and to the extent such policies have been obtained prior to the Closing with respect to any such Persons, PubCo, the KE Companies and Parent, respectively, shall maintain such policies in effect and continue to honor the obligations thereunder, and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 7.5 shall be continued in respect of such claim until the final disposition thereof.

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(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.5 shall survive the Closing indefinitely and shall be binding, jointly and severally, on PubCo, the Surviving Corporation, the KE Companies, Parent and all of their respective successors and assigns (and their respective successive successors and assigns). In the event that PubCo, the Surviving Corporation, the KE Companies, Parent or any of their respective successors or assigns (or their respective successive successors and assigns) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, PubCo, the Surviving Corporation, the KE Companies or Parent, respectively, shall ensure (and PubCo, the Surviving Corporation and the Company shall cause its Subsidiaries to ensure) that proper provision shall be made so that the successors and assigns (and their respective successive successors and assigns) of PubCo, the Surviving Corporation, the KE Companies or Parent, as the case may be, shall succeed to the obligations set forth in this Section 7.5.

(d) The provisions of Section 7.5(a) through (c): (i) are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or who has been at any time prior to the date of this Agreement or who becomes prior to the Closing, a D&O Indemnified Party, his or her heirs and his or her personal representatives, (ii) shall be binding on PubCo, the Surviving Corporation, the KE Companies, Parent and their respective successors and assigns, (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have, whether pursuant to Law, Contract, Governing Documents, or otherwise and (iv) shall survive the consummation of the Closing and shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party.

Section 7.6 Parent Public Filings. Between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, Parent shall keep current and timely file all of the forms, reports, schedules, statements and other documents required to be filed by Parent with the SEC, including all necessary amendments and supplements thereto, and otherwise comply in all material respects with applicable securities Laws (the “Additional SEC Reports”). All such Additional SEC Reports (including any financial statements or schedules included therein) (i) shall be prepared in all material respects in accordance with either the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations promulgated thereunder and (ii) will not, at the time they are filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As used in this Section 7.6 the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq. Parent shall consult with the Company regarding any Additional SEC Reports which discuss or refer to this Agreement or the Transactions; provided, however, that Parent will have the final approval.

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Article VIII
JOINT COVENANTS

Section 8.1 TRANSACTION FINANCING. Parent and the Company shall use commercially reasonable efforts to obtain transaction financing (the “Transaction Financing”), in the form of written commitments for a private placement of equity, debt or other alternative financing to PubCo, from Transaction Investors, to be agreed by Parent and the Company, in an amount up to $1 million.

Section 8.2 Regulatory Approvals; Other Filings.

(a) Each of the Company, Parent and the Acquisition Entities shall use their commercially reasonable efforts to cooperate in good faith with any Governmental Authority and to undertake promptly any and all action required to obtain any necessary or advisable regulatory approvals, consents, Actions, nonactions or waivers in order to complete lawfully the Transactions (the “Regulatory Approvals”) as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary to consummate the Transactions as contemplated hereby. Each of the Company, Parent and the Acquisition Entities shall take such action as may be required to cause the expiration or termination of the waiting, notice or review periods under any applicable Regulatory Approval with respect to the Transactions as promptly as practicable after the execution of this Agreement.

(b) With respect to each of the Regulatory Approvals and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company, Parent and the Acquisition Entities shall (i) promptly submit all notifications, reports, and other filings required to be submitted to a Governmental Authority in order to obtain the Regulatory Approvals; (ii) diligently and expeditiously defend and use commercially reasonable efforts to obtain any necessary clearance, approval, consent or Regulatory Approval under any applicable Laws prescribed or enforceable by any Governmental Authority for the Transactions and to resolve any objections as may be asserted by any Governmental Authority with respect to the Transactions; and (iii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to Parent, and Parent and the Acquisition Entities shall promptly furnish to the Company, copies of any substantive notices or written communications received by such party or any of its Affiliates from any Governmental Authority with respect to the Transactions, and each such party shall permit counsel to the other parties an opportunity to review in advance, and each such party shall consider in good faith the views of such counsel in connection with, any proposed substantive written communications by such party or its Affiliates to any Governmental Authority concerning the Transactions; provided, however, that none of the Company, Parent or any of the Acquisition Entities shall enter into any agreement with any Governmental Authority relating to any Regulatory Approval contemplated in this Agreement without the written consent of the other parties. To the extent not prohibited by Law, the Company agrees to provide Parent and its counsel, and Parent and the Acquisition Entities agree to provide to the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party or any of its Affiliates or Representatives, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Each of the Company, Parent and the Acquisition Entities agrees to make all filings, to provide all information reasonably required of such party and to reasonably cooperate with each other, in each case, in connection with the Regulatory Approvals; provided, further, that such party shall not be required to provide information to the extent that (w) any applicable Law requires it or its Affiliates to restrict or prohibit access to such information, (x) in the reasonable judgment of such party, the information is subject to confidentiality obligations to a third party, (y) in the reasonable judgment of such party, the information is commercially sensitive and disclosure of such information would have a material impact on the business, results of operations or financial condition of such party, or (z) disclosure of any such information would reasonably be likely to result in the loss or waiver of the attorney-client, work product or other applicable privilege.

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(c) Parent and the Company shall be equally responsible for and pay the filing fees payable to the Governmental Authorities in connection with the Transactions, including such filing fees payable by an Acquisition Entity.

Section 8.3 Preparation of Proxy Statement/PROSPECTUS; Parent Stockholder Meeting and Approvals.

(a) Proxy Statement/Prospectus.

(i) As promptly as reasonably practicable after the execution of this Agreement, the Company and Parent shall prepare and mutually agree upon and Parent and PubCo shall file with the SEC a proxy statement/prospectus on Form F-4 (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) relating to the meeting of Parent Stockholders (including any adjournment or postponement thereof, the “Parent Stockholder Meeting”) (x) in connection with the registration under the Securities Act of the PubCo Ordinary Shares to be issued to all of the Parent Stockholders pursuant to this Agreement, (y) in connection with the registration under the Securities Act of the PubCo Ordinary Shares to be issued to all of the Company Shareholders pursuant to this Agreement, and (z) to solicit proxies from Parent Stockholders for the approval and adoption of: (A) this Agreement, the Merger, the Exchange and the other Transactions, (B) any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Proxy Statement/Prospectus or correspondence related thereto, (C) any other proposals as determined by Parent and PubCo to be necessary or appropriate in connection with the Transactions contemplated hereby, and (D) adjournment of the Parent Stockholder Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (D), collectively, the “Transaction Proposals”). The Company, Parent and each Acquisition Entity shall furnish all information concerning such party as Parent and the Company may reasonably request in connection with such actions and the preparation of the Proxy Statement/Prospectus. Each such Party each shall use their commercially reasonable efforts to (1) cause the Proxy Statement/Prospectus when filed with the SEC to comply in all material respects with all Laws applicable thereto, including all rules and regulations promulgated by the SEC, (2) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy Statement/Prospectus, (3) cause the Proxy Statement/Prospectus to be declared effective under the Securities Act as promptly as practicable and (4) keep the Proxy Statement/Prospectus effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Proxy Statement/Prospectus, the Company, Parent and PubCo shall take all or any action required under any applicable federal or state securities Laws in connection with the issuance of PubCo Ordinary Shares pursuant to this Agreement. Each of the Company, Parent and PubCo also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Transactions, and the Company and Parent shall furnish all information concerning the Company and its Subsidiaries (in the case of the Company) or Parent (in the case of Parent) and any of their respective members or shareholders as may be reasonably requested in connection with any such action. As promptly as practicable after finalization and effectiveness of the Proxy Statement/Prospectus, Parent shall mail (or cause to be mailed) the Proxy Statement/Prospectus to the Parent Stockholders. Each of Parent, PubCo and the Company shall furnish to the other parties all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Prospectus, a current report of Parent on Form 8-K or a current report of PubCo on Form 8-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of Parent, PubCo, the Company or their respective Affiliates to any regulatory authority (including Nasdaq) in connection with the Transactions. Subject to Section 11.5, Parent and the Company shall be equally responsible for and pay the cost for the preparation, filing and mailing of the Proxy Statement/Prospectus and other related fees. Parent shall comply in all material respects with all applicable rules and regulations promulgated by the SEC, any applicable rules and regulations of Nasdaq, the Parent Governing Documents, and this Agreement in the distribution of the Proxy Statement/Prospectus, any solicitation of proxies thereunder, and the calling and holding of the Parent Stockholder Meeting.

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(ii) Any filing of, or amendment or supplement to, the Proxy Statement/Prospectus will be mutually prepared and agreed upon by Parent, PubCo and the Company. The Company will advise Parent and PubCo, and Parent and PubCo will advise the Company, as applicable, promptly after receiving notice thereof, of the time when the Proxy Statement/Prospectus has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of PubCo Ordinary Shares to be issued or issuable in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information and responses thereto, and shall provide each other with a reasonable opportunity to provide comments and amendments to any such filing. Parent and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to comments of the SEC or its staff with respect to the Proxy Statement/Prospectus and any amendments filed in response thereto.

(iii) If, at any time prior to the Closing, any event or circumstance relating to Parent or its officers or directors is discovered by Parent which should be set forth in an amendment or a supplement to the Proxy Statement/Prospectus, a current report of Parent on Form 8-K or a current report of PubCo on Form 8-K, Parent shall promptly inform the Company. If, at any time prior to the Closing, any event or circumstance relating to an Acquisition Entity, the Company, any of its Subsidiaries or their respective officers or directors is discovered by an Acquisition Entity or the Company which should be set forth in an amendment or a supplement to the Proxy Statement/Prospectus, a current report of Parent on Form 8-K or a current report of PubCo on Form 8-K, the Company or PubCo, as the case may be, shall promptly inform Parent. Thereafter, Parent, PubCo and the Company shall promptly cooperate in the preparation of an appropriate amendment or supplement to the Proxy Statement/Prospectus, describing or correcting such information and shall promptly file such amendment or supplement with the SEC and, to the extent required by Law, disseminate such amendment or supplement to the Parent Stockholders.

(b) Parent Stockholders’ Approval.

(i) Prior to or as promptly as practicable after the Proxy Statement/Prospectus is declared effective under the Securities Act, Parent shall establish a record date for, duly call, give notice of, and convene and hold the Parent Stockholder Meeting (and in any event, such meeting shall be held not more than thirty (30) days after the date on which the Proxy Statement/Prospectus is mailed to the Parent Stockholders) for the purpose of voting on the Transaction Proposals and obtaining the Parent Stockholders’ Approval (including any adjournment or postponement of such meeting for the purpose of soliciting additional proxies in favor of the adoption of this Agreement), providing Parent Stockholders with the opportunity to elect to effect such other matters as may be mutually agreed by Parent and the Company. Parent will use its reasonable best efforts to (A) solicit from its stockholders proxies in favor of the adoption of this Agreement and the Transaction Proposals, including the Parent Stockholders’ Approval, and will take all other action necessary or advisable to obtain such proxies and Parent Stockholders’ Approval and (B) to obtain the vote or consent of its stockholders required by and in compliance with all applicable Law, Nasdaq rules and the Parent Charter. Parent (x) shall consult with the Company regarding the record date and the date of the Parent Stockholder Meeting and (y) shall not adjourn or postpone the Parent Stockholder Meeting without the prior written consent of Company (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that Parent may adjourn or postpone the Parent Stockholder Meeting without any such consent (1) to the extent necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus that Parent reasonably determines (following consultation with the Company) is necessary to comply with applicable Laws, is provided to the Parent Stockholders in advance of a vote on the adoption of this Agreement, (2) if, as of the time that the Parent Stockholder Meeting is originally scheduled, there are insufficient shares of Parent Common Stock represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholder Meeting, or (3) if, as of the time that the Parent Stockholder Meeting is originally scheduled, adjournment or postponement of the Parent Stockholder Meeting is necessary to enable Parent to solicit additional proxies required to obtain Parent Stockholders’ Approval, provided, further, that in addition to the exceptions specified in the foregoing proviso, Parent may postpone or adjourn on one occasion without the consent of the Company so long as the date of the Parent Stockholder Meeting is not postponed or adjourned more than an aggregate of 15 consecutive calendar days in connection with such postponement or adjournment. To the extent practicable, and in any event subject to Parent’s obligations under Law, Parent shall provide the Company with (I) reasonable updates with respect to the tabulated vote counts received by Parent, and (II) the right to review and discuss all material communication sent to Parent Stockholders with respect to the Parent Stockholder Meeting.

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(ii) The Proxy Statement/Prospectus shall include a statement to the effect that the Parent Board has unanimously recommended that the Parent Stockholders vote in favor of the Transaction Proposals at the Parent Stockholder Meeting (such statement, the “Parent Board Recommendation”).

(iii) Promptly following the execution of this Agreement, PubCo shall approve and adopt this Agreement and approve the Transactions, as the sole stockholder of Merger Sub.

Section 8.4 Support of Transaction. (i) The Company shall, and shall cause the other KE Companies to, and (ii) Parent shall, and shall cause the Acquisition Entities to, (a) use reasonable best efforts to obtain all material consents and approvals of third parties that any KE Company and Parent or any Acquisition Entity, as applicable, are required to obtain in order to consummate the Transactions, and (b) take or cause such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable; provided, that, notwithstanding anything contained herein to the contrary, nothing in this Agreement shall require any KE Company, Parent or the Acquisition Entities or any of their respective Affiliates to (i) commence or threaten to commence, pursue or defend against any Action (except as required under Section 8.6, and without limiting the express obligations to make regulatory filings under Section 8.2), whether judicial or administrative, (ii) seek to have any stay or other Governmental Order vacated or reversed, (iii) propose, negotiate, commit to or effect by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of the KE Companies, (iv) take or commit to take actions that limit the freedom of action of any of the KE Companies or Parent with respect to, or the ability to retain, control or operate, or to exert full rights of ownership in respect of, any of the businesses, product lines or assets of the KE Companies or Parent or (v) grant any financial, legal or other accommodation to any other Person (for the avoidance of doubt, without limiting the express obligations of such parties under the terms of this Agreement and the Ancillary Agreements).

Section 8.5 Tax Matters.

(a) Intended Tax Treatment.

(i) The Parties hereto agree that for U.S. federal income tax purposes (and, to the extent applicable, for state and local tax purposes), the transactions contemplated by the Business Combination are intended to (A) be undertaken as part of a prearranged, integrated plan, (B) qualify as exchanges described in Section 351 of the Code and the Treasury Regulations promulgated thereunder, and (c) with respect to the Merger qualify as an exchange eligible for the exception to Section 367(a)(1) of the Code set forth in Treasury Regulations Section 1.367(a)-3(c) (assuming the requirements of Treasury Regulations Section 1.367(a)-3(c)(1)(iii) are met)(clauses (A) and (B), collectively, the “Intended Tax Treatment”).

(ii) Neither Parent nor any KE Company shall knowingly take or fail to take (and, following the Transactions, PubCo will cause Parent and each KE Company not to knowingly take or fail to take) any action which action (or failure to act) would reasonably be expected to cause the Merger and/or the Exchange, as the case may be, to qualify for the Intended Tax Treatment. With respect to the Transactions, PubCo will (and following the Transactions will cause the Parent and each KE Company, as applicable, to) file all required information with its Tax Returns in a manner consistent with the Intended Tax Treatment, and maintain all records required for Tax purposes.

(iii) Following the Closing Date, the Company shall, or shall cause the Surviving Corporation to, comply with the Tax reporting obligations of Treasury Regulations Section 1.367(a)-3(c)(6), to the extent permitted under applicable Law.

(iv) Notwithstanding anything to the contrary herein, if, after the date hereof the parties determine that the Business Combination is not reasonably expected to qualify for the Intended Tax Treatment, the parties shall use their commercially reasonable best efforts to restructure the Transactions contemplated hereby (such restructured transactions, the “Alternative Transaction Structure”) in a manner that is reasonably expected to cause the Alternative Transaction Structure to so qualify for a mutually preferred tax treatment.

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(v) The Company acknowledges that any Parent Stockholder who owns five percent (5%) or more of PubCo Ordinary Shares immediately after the Closing, as determined under Section 367 of the Code and the Treasury Regulations promulgated thereunder, may enter into (and cause to be filed with the IRS) a gain recognition agreement in accordance with Treasury Regulations Section 1.367(a)-8. Upon the written request of any such Parent Stockholder made following the Closing Date, the Company shall (i) use reasonable efforts to furnish to such Parent Stockholder such information as such Parent Stockholder reasonably requests in connection with such Parent Stockholder’s preparation of a gain recognition agreement, and (ii) use reasonable efforts to provide such Parent Stockholder with the information reasonably requested by such Parent Stockholder for purposes of determining whether there has been a gain “triggering event” under the terms of such Parent Stockholder’s gain recognition agreement, in each case, at the sole cost and expense of such requesting Parent Stockholders.

(vi) If, in connection with the preparation and filing of the Proxy Statement/Prospectus, the SEC requests or requires that Tax opinions with respect to U.S. federal income tax consequences of the Transactions be prepared and submitted in such connection, PubCo, Parent and the Company shall deliver to Olshan Frome Wolosky LLP (“Olshan”) and Loeb & Loeb LLP (“Loeb”), respectively, customary Tax representation letters satisfactory to its counsel, dated and executed as of the date the Proxy Statement/Prospectus shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Proxy Statement/Prospectus. Notwithstanding anything to the contrary in this Agreement, Loeb shall not be required to provide any Tax opinion to any party regarding the Transactions or the Intended Tax Treatment.

(vii) Each of PubCo, Parent, the Surviving Corporation and the Company shall, and shall cause its Affiliates to, cooperate fully, as and to the extent reasonably requested by another party, in connection with the filing of relevant Tax Returns, the Tax treatment of any aspect of the Transactions or any audit or other Action pertaining to Taxes, provided that in each case the filing or any other such action shall not be inconsistent with the Intended Tax Treatment. Such cooperation shall include the retention and (upon the other party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Tax proceeding or audit, making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder (to the extent such information or explanation is not publicly or otherwise reasonably available).

(b) Notwithstanding anything to the contrary contained herein, all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions (“Transfer Taxes”) shall be paid by Parent.

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Section 8.6 Stockholder Litigation. The Company shall promptly advise Parent, and Parent and PubCo shall promptly advise the Company, as the case may be, of any Action commenced (or to the knowledge of the Company or the knowledge of Parent or PubCo, as applicable, threatened) on or after the date of this Agreement against such party, any of its Subsidiaries or any of its directors by any Company Shareholder or Parent Stockholder relating to this Agreement, the Business Combination or any of the other Transactions (any such Action, “Stockholder Litigation”), and such party shall keep the other party reasonably informed regarding any such Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any such Stockholder Litigation brought against the Company, any of its Subsidiaries or any of its directors, and no such settlement shall be agreed to without Parent’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed). Parent and PubCo shall give the Company the opportunity to participate in the defense or settlement of any such Stockholder Litigation brought against Parent or PubCo, any of their respective Subsidiaries or any of their respective directors, and no such settlement shall be agreed to without the Company’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 8.7 Acquisition Proposals and Alternative Transactions. During the Interim Period, each of the Company and Parent shall not, and shall cause its Representatives not to, (i) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or Parent or their respective Subsidiaries, to any Person relating to an Acquisition Proposal or Alternative Transaction or afford to any Person access to the business, properties, assets or personnel of any KE Company or Parent or any of its Subsidiaries in connection with an Acquisition Proposal or Alternative Transaction, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal or Alternative Transaction, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover Laws of any state relating to an Acquisition Proposal or Alternative Transaction, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal or Alternative Transaction. Each of the Company and Parent shall, and shall cause its Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Alternative Transaction or Acquisition Proposal. Without limiting the foregoing, the parties agree that any violation of the restrictions set forth in this Section 8.7 by a party or its affiliates or Representatives shall be deemed to be a breach of this Section 8.7 by such party.

Section 8.8 Access to Information; Inspection. During the Interim Period, to the extent permitted by applicable Law, each of the Company, Parent and the Acquisition Entities shall, and shall cause each of its Subsidiaries to, (i) afford to the other party and its Representatives reasonable access, during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the Ordinary Course of its operations, to all of its respective assets, properties, facilities, books, Contracts, Tax Returns, records and appropriate officers, employees and other personnel, and shall furnish such Representatives with all financial and operating data and other information concerning its affairs that are in its possession as such Representatives may reasonably request, and (ii) cooperate with the other party and its Representatives regarding all due diligence matters, including document requests. Notwithstanding the foregoing, neither the Company nor Parent shall be required to directly or indirectly provide access to or disclose information where the access or disclosure would violate its obligations of confidentiality or similar legal restrictions with respect to such information, jeopardize the protection of attorney-client privilege or contravene applicable Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

Section 8.9 Delisting and Deregistration. The Company, PubCo and Parent shall use their respective reasonable best efforts to cause the Parent Common Stock to be delisted from Nasdaq (or be succeeded by the respective PubCo securities) and to terminate its registration with the SEC pursuant to Sections 12(b), 12(g) and 15(d) of the Exchange Act (or be succeeded by PubCo) as of the Effective Time or as soon as practicable thereafter.

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Article IX
CONDITIONS TO OBLIGATIONS

Section 9.1 Conditions to Obligations of Parent, the Acquisition Entities and the Company. The obligations of each of Parent, the Acquisition Entities and the Company to consummate, or cause to be consummated, the Transactions at the Closing is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

(a) The Parent Stockholders’ Approval shall have been obtained;

(b) All Regulatory Approvals shall have been obtained or have expired or been terminated, as applicable;

(c) The Proxy Statement/Prospectus shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Proxy Statement/Prospectus shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(d) The PubCo Ordinary Shares to be issued in connection with the Transactions shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof; and

(e) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Governmental Order that is then in effect and which has the effect of making the Transactions illegal or which otherwise prevents or prohibits consummation of the Transactions; and

(f) The Exchange Agreement shall have been consummated in accordance therewith and herewith.

Section 9.2 Conditions to Obligations of Parent. The obligations of Parent to consummate, or cause to be consummated, the Transactions at the Closing are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Parent:

(a) Each of the representations and warranties of the Company contained in this Agreement shall be accurate and complete as of the date hereof and as of the Closing Date as though then made, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be accurate and complete at and as of such date, except for, in each case, inaccuracies or omissions that (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or another similar materiality qualification set forth therein), individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect;

(b) Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects;

(c) There has not been any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

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(d) All approvals, waivers or consents from any third parties set forth and described on Section 9.2 of the Company Disclosure Schedules shall have been obtained.

Section 9.3 Conditions to the Obligations of the Company. The obligations of the Company to consummate, or cause to be consummated, the Transactions at the Closing is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) Each of the representations and warranties of Parent and of each Acquisition Entity contained in this Agreement shall be accurate and complete as of the date hereof and as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be accurate and complete at and as of such date, and except for, in each case, inaccuracies or omissions that (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or another similar materiality qualification set forth therein) individually or in the aggregate, have not had, and would not reasonably be expected to have a Material Adverse Effect;

(b) Each of the covenants of Parent and of each Acquisition Entity to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects; and

(c) There has not been any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Article X
TERMINATION/EFFECTIVENESS

Section 10.1 Termination. This Agreement may be terminated and the Transactions abandoned:

(a) by mutual written consent of the Company and Parent;

(b) by written notice from the Company or Parent to the other if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and non-appealable and has the effect of making consummation of the Transactions unlawful or otherwise preventing or prohibiting consummation of the Transactions;

(c) by written notice from the Company or Parent to the other if the Closing has not occurred by the Termination Date;

(d) by written notice from the Company or Parent to the other if the Parent Stockholders’ Approval shall not have been obtained by reason of the failure to obtain the required vote at the Parent Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof;

(e) by written notice from Parent to the Company if the Exchange Agreement has not been executed and delivered by the Company and all the Company Shareholders within five (5) Business Days after the Proxy Statement/Prospectus becomes effective;

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(f) prior to the Closing, by written notice to the Company from Parent if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Parent provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Parent of such breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before the Termination Date, unless Parent or a Acquisition Entity is in material breach of any of its respective representations, warranties, covenants or agreements under this Agreement; or

(g) prior to the Closing, by written notice to Parent from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Parent or any Acquisition Entity set forth in this Agreement, such that the conditions specified in Section 9.3(a) or Section 9.3(b) would not be satisfied at the Closing (a “Terminating Parent Breach”), except that, if any such Terminating Parent Breach is curable by Parent or such Acquisition Entity through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by Parent of notice from the Company of such breach (the “Parent Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Parent Breach is not cured within the Parent Cure Period or (ii) the Closing has not occurred on or before the Termination Date, unless the Company is in material breach of any of its representations, warranties, covenants or agreements under this Agreement.

Section 10.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, stockholders, or other Representatives, other than liability of the Company, Parent or any Acquisition Entity, as the case may be, for any Willful Breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2 and Article XI shall survive any termination of this Agreement. Notwithstanding the foregoing, a failure by Parent to close in accordance with this Agreement when it is obligated to do so shall be deemed to be a Willful Breach of this Agreement.

Article XI
MISCELLANEOUS

Section 11.1 Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors or officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

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Section 11.2 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by a nationally recognized overnight delivery service, or (iv) when delivered by email during normal business hours at the location of the recipient, and otherwise on the next following Business Day, addressed as follows:

(a)	If to Parent, PubCo or any Acquisition Entity, to:

Titan Pharmaceuticals, Inc.
10 E. 53rd St., Ste 3001
New York, NY 10022-5064
Attention:
Email:

with a copy to (which shall not constitute notice):

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Attention:	Kenneth Schlesinger, Esq.; Claudia Dubon, Esq.
Email:	kschlesinger@olshanlaw.com; cdubon@olshanlaw.com

(b)	If to the Company, to:

KE Sdn Bhd
Room 202, 2nd Floor, 368, Jalan Pudu, 55100 Kuala Lumpur, Malaysia
Attention:
Email:

With a copy to (which shall not constitute notice):

Loeb & Loeb LLP
345 Park Avenue, 19th Floor
New York, NY 10154
Attention:	Mitchell S. Nussbaum, Esq.
Email:	mnussbaum@loeb.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 11.3 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties; provided, the Company may collaterally assign any or all of its rights and interests hereunder to one or more lenders of the Company. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.3 shall be null and void, ab initio.

Section 11.4 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company and Parent (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.5 and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.15.

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Section 11.5 Expenses. Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the Transactions, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Closing shall occur, PubCo shall pay or cause to be paid, in accordance with Section 2.5(c), the Company Transaction Expenses and the Parent Transaction Expenses.

Section 11.6 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction (provided that the Merger shall be governed by the Laws of the State of Delaware).

Section 11.7 Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document, but all of which together shall constitute one and the same instrument. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.

Section 11.8 Disclosure Schedules. The Company Disclosure Schedules and the Parent Disclosure Schedules (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Schedules and/or the Parent Disclosure Schedules (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Schedules, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Schedules shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Schedules if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Schedules. Certain information set forth in the Disclosure Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 11.9 Entire Agreement. This Agreement (together with the Company Disclosure Schedules and the Parent Disclosure Schedules) and the Ancillary Agreements constitute the entire agreement among the parties to this Agreement relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 11.10 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the parties hereto in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate this Agreement in accordance with Section 10.1 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 11.10.

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Section 11.11 Publicity.

(a) All press releases or other public communications relating to the Transactions, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Parent and the Company, which approval shall not be unreasonably withheld by any party; provided, that no party shall be required to obtain consent pursuant to this Section 11.11(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.11(a). For the avoidance of doubt, nothing contained in this Section 11.11 shall prevent Parent or the Company and/or their respective Affiliates from furnishing customary summarized information concerning the Transactions and publicly available information to their current and prospective investors or Transaction Investors.

(b) The restriction in Section 11.11(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its reasonable best efforts to consult with the other party in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to satisfy or obtain approval or early termination in connection with the Regulatory Approvals and to make any relating filing shall be deemed not to violate this Section 11.11.

Section 11.12 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 11.13 Jurisdiction; Waiver of Jury Trial. Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the state and federal courts of the State of New York located in New York County, New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.13. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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Section 11.14 Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.1, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.14 shall not be required to provide any bond or other security in connection with any such injunction.

Section 11.15 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the parties hereto, and then only with respect to the specific obligations set forth herein or in an Ancillary Agreement with respect to such party. Except to the extent a party to this Agreement or an Ancillary Agreement and then only to the extent of the specific obligations undertaken by such party in this Agreement or in the applicable Ancillary Agreement, (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any party to this Agreement or any Ancillary Agreement, and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of PubCo, the Company, Parent, or Merger Sub under this Agreement or any Ancillary Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions.

Section 11.16 Non-Survival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein or in any Ancillary Agreement that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing, and (b) this Article XI.

[Signature pages follow]

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IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

TITAN PHARMACEUTICALS, INC.

By:	/s/Seow Gim Shen
Name:	Dato’ Seow Gim Shen
Title:	Chief Executive Officer

BSKE LTD.

By:	/s/Seow Gim Shen
Name:	Dato’ Seow Gim Shen
Title:	Director

TTNP MERGER SUB, INC.

By:	/s/Seow Gim Shen
Name:	Dato’ Seow Gim Shen
Title:	President, Secretary and Treasurer

[Signature Page to Merger and Contribution and Share Exchange Agreement]

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IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

KE SDN BHD

By:	/s/Ho Say San
Name:	Ho Say San
Title:	Director

[Signature Page to Merger and Contribution and Share Exchange Agreement]

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EXHIBIT A

Form of Exchange Agreement

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SHARE EXCHANGE AGREEMENT

[As proposed to be amended]

THIS SHARE EXCHANGE AGREEMENT (this “Agreement”) is entered into as of [•] by and among TalenTec Sdn. Bhd. (Company No. 199001001889 (193451-W), f/k/a KE Sdn. Bhd. (“TalenTec”), the shareholders of TalenTec who elect to become a party to this Agreement, as listed on Schedule A hereto (each a “Shareholder,” and collectively, the “Shareholders”), and BSKE Limited (“BSKE”).

TalenTec, Shareholders, and BSKE shall collectively be known as the “Parties” and “Party” shall mean any one or all of them.

WHEREAS, each Shareholder currently owns ordinary shares of TalenTec as listed on Schedule A hereto.

WHEREAS, BSKE is a newly formed entity, and was formed for the purpose of (a) participating in the transactions contemplated in a Merger and Contribution and Share Exchange Agreement entered into by and among BSKE, TTNP Merger Sub, Inc. and TalenTec (“Merger Agreement”), and (b) becoming the publicly traded holding company of TalenTec.

WHEREAS, the Shareholders own the numbers of ordinary shares of TalenTec set forth opposite their respective names on Schedule A, as at the date of this Agreement.

WHEREAS, each of the Shareholders desires to exchange all of his ordinary shares of TalenTec for ordinary shares of BSKE, and BSKE has agreed to offer the BSKE Shares (as defined below) in connection with such exchange to each of the Shareholders, upon the terms and conditions set forth in this Agreement and the Merger Agreement.

[WHEREAS, following the Exchange (as defined below), TalenTec will become a wholly-owned subsidiary of BSKE].

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements herein, and intending to be legally bound hereby, the Parties agree as follows:

1.	Exchange of Shares.

(a)	Exchange. On the terms and subject to the conditions set forth in this Agreement and the Merger Agreement, at the Closing (as defined below), (i) Shareholders will contribute to BSKE, free and clear of all liens, pledges, encumbrances, changes, restrictions or known claims of any kind, nature or description, [five hundred eighty thousand (580,000) ordinary shares comprising all the issued and paid up ordinary shares of TalenTec as at the date of this Agreement], in the individual amounts as set forth on Schedule A; (the “TalenTec Shares”); and (ii) in exchange for the contribution of the TalenTec Shares by the Shareholders, BSKE will issue to Shareholders such number of newly issued ordinary shares of BSKE as determined in accordance with the terms of the Merger Agreement (the “BSKE Shares”) (such exchange referred to herein as the “Exchange”). [Upon completion of the Exchange, all of the ordinary shares of TalenTec shall be held by BSKE].

(b)	Closing. The closing of the Exchange (the “Closing”) shall occur as of immediately prior to the Effective Time (as defined in the Merger Agreement).

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2.	Representations and Warranties.

(a)	Representations, Warranties, and Agreements of Shareholders. Each of the Shareholders hereby represents and warrants to, BSKE and TalenTec, as follows:

(i)	Authorization; No Restrictions, Consents or Approvals and Capacity. He has the legal right, full power, legal capacity and authority to enter into and perform his obligations under this Agreement and any other documents to be executed by him pursuant to or in connection with this Agreement, which, when executed, will constitute valid and binding obligations on him, in accordance with their respective terms; and no approvals or consents are necessary in connection with such execution and performance. All of the TalenTec Shares owned by him are, properly and validly allotted and issued, free of encumbrances and with the right to receive all dividends and distributions which may be declared, made and paid. He (A) is of sound mind, (B) is over the age of 18, (C) is not suffering from a mental disability, (D) is not bankrupt in any jurisdictions, and (E) has no knowledge of any bankruptcy petitions which have been presented against him or proposed to be presented against him, or events having occurred which would justify such proceedings.

(ii)	Transfer of TalenTec Shares. The TalenTec Shares owned by him will, at the Closing, be validly transferred to BSKE, and such TalenTec Shares shall be fully paid, properly and validly allotted and issued, free of encumbrances and with the right to receive all dividends and distributions which may be declared, made and paid with the holder being entitled to all rights accorded to a holder of ordinary shares of TalenTec. He hereby waives all pre-emptive or similar rights, or any right of first refusal in respect of the TalenTec Shares.

(iii)	Beneficial Ownership. The Shareholder has sole beneficial ownership, as meant in Section 13(d) of the United States Securities Exchange Act of 1934 and Securities and Exchange Commission rules thereunder, of his TalenTec Shares and will have sole beneficial ownership of the BSKE Shares to be received pursuant to the Exchange. The Shareholder does not, directly or indirectly, through any agreement, arrangement, understanding, relationship, or otherwise, share voting power or investment power, as meant in those rules, with any person, and there is no person, other than the Shareholder, who has or will have the right to receive or power to direct the receipt of dividends from or the proceeds of any disposition of his TalenTec Shares or BSKE Shares to be received pursuant to the Exchange. None of the Shareholder’s TalenTec Shares is, or BSKE Shares to be received pursuant to the Exchange will be, held in any trust or custodial arrangement, by any nominee, or in or by any similar arrangement. There is no agreement, arrangement, or understanding, between the Shareholder and any person with respect to the management or policies of TalenTec or BSKE, and none is contemplated.

(iv)	No Other Agreements or Understandings. Except solely as set forth herein, there is no contract, arrangement, understanding, or relationship (legal or otherwise) between the Shareholder and any person with respect to the Shareholder’s TalenTec Shares or BSKE Shares to be received pursuant to the Exchange, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and none of the Shareholder’s TalenTec Shares or BSKE Shares to be received pursuant to the Exchange are or will be pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over those securities.

(v)	Accuracy. Each of the Shareholder’s representations and warranties herein is, as of the date hereof, and, as of the Closing, will be, true, complete, and correct in all respects.

(b)	Representations and Warranties of TalenTec. TalenTec hereby represents and warrants to each Shareholder and BSKE, all of which representations and warranties are true, complete, and correct in all respects as of the date hereof and will be as of the Closing, as follows:

(i)	Organization and Qualification. TalenTec is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation.

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(ii)	Authorization; No Restrictions, Consents or Approvals. TalenTec has full power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed by TalenTec and constitutes the legal, valid, binding and enforceable obligation of TalenTec, enforceable against TalenTec in accordance with its terms. The execution and delivery of this Agreement and the consummation by TalenTec of the transactions contemplated herein do not and will not on the Closing (A) conflict with or violate any of the terms of the constitution or charter or memorandum and articles of association or incorporation documents, as applicable, of TalenTec or any applicable law relating to TalenTec, (B) conflict with, or result in a breach of any of the terms of, or result in the acceleration of any indebtedness or obligations under, any material agreement, obligation or instrument by which TalenTec is bound or to which any property of TalenTec is subject, or constitute a default thereunder, other than those material agreements, obligations or instruments for which TalenTec has obtained consent for the transactions contemplated under this Agreement, (C) result in the creation or imposition of any lien on any of the assets of TalenTec, (D) constitute an event permitting termination of any material agreement or instrument to which TalenTec is a party or by which any property or asset of TalenTec is bound or affected, pursuant to the terms of such agreement or instrument, other than those material agreements or instruments for which TalenTec has obtained consent for the transactions contemplated under this Agreement, or (E) conflict with, or result in or constitute a default under or breach or violation of or grounds for termination of, any license, permit or other governmental authorization to which TalenTec is a party or by which TalenTec may be bound, or result in the violation by TalenTec of any laws to which TalenTec may be subject, which would materially adversely affect the transactions contemplated herein. No authorization, consent or approval of, notice to, or filing with, any public body or governmental authority or any other person is necessary or required in connection with the execution and delivery by TalenTec of this Agreement or the performance by TalenTec of its obligations hereunder.

(iii)	Capitalization. [The TalenTec Shares shall, at the Closing, constitute all of the issued and paid up share capital of TalenTec.] There are no outstanding options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any person any right to subscribe for or acquire, the ordinary shares of TalenTec, or contracts, commitments, understandings or arrangements by which TalenTec is or may become bound to issue additional ordinary shares of TalenTec, or securities or rights convertible or exchangeable into ordinary shares of TalenTec. The TalenTec Shares are and shall be fully paid, properly and validly allotted and issued.

(c)	Representations and Warranties of BSKE. BSKE hereby represents and warrants to each Shareholder and TalenTec, all of which representations and warranties are true, complete, and correct in all respects as of the date hereof and will be as of the Closing, as follows:

(i)	Organization and Qualification. BSKE is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

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(ii)	Authorization; No Restrictions, Consents or Approvals. BSKE has full power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed by BSKE and constitutes the legal, valid, binding and enforceable obligation of BSKE, enforceable against BSKE in accordance with its terms. The execution and delivery of this Agreement and the consummation by BSKE of the transactions contemplated herein (including the issuance of the BSKE Shares in exchange for the TalenTec Shares) do not and will not on the Closing (A) conflict with or violate any of the terms of the constitution or charter or memorandum and articles of association or incorporation documents, as applicable, of BSKE or any applicable law relating to BSKE, (B) conflict with, or result in a breach of any of the terms of, or result in the acceleration of any indebtedness or obligations under, any material agreement, obligation or instrument by which BSKE is bound or to which any property of BSKE is subject, or constitute a default thereunder, other than those material agreements, obligations or instruments for which BSKE has obtained consent for the transactions contemplated under this Agreement, (C) result in the creation or imposition of any lien on any of the assets of BSKE, (D) constitute an event permitting termination of any material agreement or instrument to which BSKE is a party or by which any property or asset of BSKE is bound or affected, pursuant to the terms of such agreement or instrument, other than those material agreements or instruments for which BSKE has obtained consent for the transactions contemplated under this Agreement, or (E) conflict with, or result in or constitute a default under or breach or violation of or grounds for termination of, any license, permit or other governmental authorization to which BSKE is a party or by which BSKE may be bound, or result in the violation by BSKE of any laws to which BSKE may be subject, which would materially adversely affect the transactions contemplated herein. No authorization, consent or approval of, notice to, or filing with, any public body or governmental authority or any other person is necessary or required in connection with the execution and delivery by BSKE of this Agreement or the performance by BSKE of its obligations hereunder.

(iii)	Issuance of Shares. The BSKE Shares have been duly authorized and, upon issuance in accordance with the terms of this Agreement and the Merger Agreement, shall be validly issued and free from all taxes, liens and charges with respect to the issue thereof, and the BSKE Shares shall be fully paid and non-assessable with the holder being entitled to all rights accorded to a holder of ordinary shares of BSKE. The issuance of the BSKE Shares contemplated by this Agreement and the Merger Agreement will not, immediately or with the passage of time; (A) obligate BSKE to issue ordinary shares or other securities of BSKE to any other person, or (B) result in a right of any holder of ordinary shares or other securities of BSKE to adjust the exercise, conversion, exchange or reset price of such ordinary shares or other securities of BSKE.

(iv)	No Reliance. BSKE has not relied on and is not relying on any representations, warranties or other assurances regarding TalenTec other than the representations and warranties expressly set forth in this Agreement.

3.	Closing.

(a)	Conditions to Shareholders’ Obligations. The obligations of each Shareholder under this Agreement (including, without limitation, the obligation to transfer the TalenTec Shares to BSKE in exchange for the BSKE Shares) shall be subject to satisfaction of the following conditions, unless waived by Shareholders: (i) BSKE shall have performed in all material respects all agreements, and satisfied in all material respects all conditions on its part to be performed or satisfied hereunder, at or prior to the Closing; (ii) all of the representations and warranties of TalenTec and BSKE herein shall have been true and correct in all respects when made, shall have continued to have been true and correct in all respects at all times subsequent thereto, and shall be true and correct in all material respects on and as of the Closing as though made on, as of, and with reference to such Closing; (iii) TalenTec and BSKE shall have executed and delivered to Shareholders all documents necessary to issue the BSKE Shares to the Shareholder, as contemplated by this Agreement (including those documents described in Section 3(c)); (iv) TalenTec and BSKE shall have obtained or made, as applicable, all consents, authorizations and approvals from, and all declarations, filings and registrations required to consummate the transactions contemplated by this Agreement, including all items required under the constitution or charter or memorandum and articles of incorporation association or incorporation documents, as applicable, of TalenTec and BSKE, respectively; and (v) all conditions set forth in Article IX of the Merger Agreement, except for the consummation of the Exchange, shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof).

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(b)	Conditions to BSKE Obligations. The obligations of BSKE under this Agreement (including, without limitation, the obligation to issue the BSKE Shares in exchange for the TalenTec Shares) shall be subject to satisfaction of the following conditions, unless waived by BSKE: (i) Shareholders and TalenTec shall have performed in all respects all agreements, and satisfied in all respects all conditions on their part to be performed or satisfied hereunder, at or prior to the Closing; (ii) all of the representations and warranties of Shareholders and TalenTec herein shall have been true and correct in all material respects when made, shall have continued to have been true and correct in all material respects at all times subsequent thereto, and shall be true and correct in all material respects on and as of the Closing as though made on, as of, and with reference to such Closing; (iii) Shareholders and TalenTec shall have executed and delivered to BSKE all documents necessary to transfer the TalenTec Shares to BSKE, as contemplated by this Agreement (including those documents described in Section 3(c)); (iv) Shareholders and TalenTec shall have obtained or made, as applicable, all consents, authorizations and approvals from, and all declarations, filings and registrations required to consummate the transactions contemplated by this Agreement, including all items required under the constitution or charter or memorandum and articles of association or incorporation documents, as applicable, of TalenTec and BSKE, respectively; and (v) all conditions set forth in Article IX of the Merger Agreement, except any to be performed by BSKE, shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof).

(c)	Closing Documents. At the Closing:

(i)	TalenTec and the Shareholders, as applicable, shall deliver to BSKE the following documents:

(1)	valid and registrable instruments of transfer of the TalenTec Shares duly executed by each of the Shareholders in favour of BSKE accompanied by the corresponding original share certificates, if any, and TalenTec’s latest audited financial statement;
(2)	a certified true copy of the resolutions being passed at a board meeting of TalenTec approving the transfer of the TalenTec Shares from the Shareholders to BSKE on the terms and conditions as set out in this Agreement and the Merger Agreement;
(3)	a certified true copy of the resolutions being passed at a board meeting of TalenTec approving the registration of the TalenTec Shares and the registration of BSKE in the share register book of TalenTec as the legal and beneficial holder of the TalenTec Shares following the Closing (subject to the instruments of transfers being dated and appropriately stamped);
(4)	such waivers, consents and/or documents, if any, as BSKE may require to enable BSKE to be registered as the holder of the TalenTec Shares in the register of members of TalenTec upon receipt by the company secretary of TalenTec of the executed and stamped share transfer forms in respect of the TalenTec Shares;
(5)	the certified true copies of the certificate of incorporation and the latest constitution, Return for Allotment of Shares, Notification for Change in the Registered Address, Notification of Change in the Register of Directors, Managers and Secretaries of TalenTec; and
(6)	where relevant and applicable, the certified true copy of all the relevant approvals, consents, permits and/or waivers obtained, as the case may be, in respect of the transactions contemplated by this Agreement.

(ii)	BSKE shall deliver to Shareholders the following documents:

(1)	certified true copies of the resolutions of board meeting of BSKE approving the issuance of the BSKE Shares to the Shareholders in accordance with the terms of the Merger Agreement;

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(2)	a certified true copy of the resolutions being passed at a board meeting of BSKE approving the allotment of the BSKE Shares to the Shareholders in accordance with the terms of the Merger Agreement, as the legal and beneficial holders of BSKE Shares;
(3)	such waivers, consents and/or documents, if any, as BSKE may require to enable the Shareholders to be registered as the holders of the BSKE Shares in the register of members of BSKE; and
(4)	where relevant and applicable, the certified true copy of all the relevant approvals, consents, permits and/or waivers obtained, as the case may be, in respect of the transactions contemplated by this Agreement.

4.	Survival of Representations and Warranties.

None of the representations, warranties and covenants of Shareholders TalenTec, or BSKE hereto contained in this Agreement shall survive the Closing, except that the representations and warranties contained in Section 2(a), Section 2(b)(i), Section 2(b)(ii), Section 2(c)(i), and Section 2(c)(ii) shall survive until the latest date permitted by applicable law. Except as specifically set forth in the preceding sentence, no other representation, warranty or covenant of any Party set forth in this Agreement will survive the Closing, and no Party will have any rights or remedies after the Closing with respect to any misrepresentation of or inaccuracy in any such representation, warranty or covenant.

5.	Shareholders Representative/Power of Attorney.

(a)	Each of [Eddie Tan Chee Wei, Koay Chee Leong, Goh Chee Siong, Danny Vincent Dass] (“Other Shareholders”), on behalf of himself and his successors and assigns, hereby irrevocably constitutes and appoints Leow Kian Yong, as his true and lawful agent and attorney-in-fact with full powers of substitution to act in the name, place and stead of thereof (the “Company Shareholder Representative”) with respect to the performance on behalf of each of the Other Shareholders under the terms and provisions of this Agreement and the Merger Agreement and any other documents to be executed by any of the Other Shareholders pursuant to or in connection with this Agreement or the Merger Agreement (together with this Agreement and the Merger Agreement, the “Shareholders Representative Documents”), as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of any of the Other Shareholders, if any, as the Company Shareholder Representative will deem necessary or appropriate in connection with any of the transactions contemplated under the Shareholders Representative Documents, including (i) terminating, amending or waiving on behalf of any of the Other Shareholders any provision of any Shareholders Representative Document (provided, that any such action, if material to the rights and obligations of the Other Shareholders in the reasonable judgment of the Company Shareholder Representative, will be taken in the same manner with respect to all Shareholders and unless otherwise agreed by each of the Other Shareholders who is subject to any disparate treatment of a potentially material and adverse nature); (ii) signing on behalf of any of the Other Shareholders any releases or other documents with respect to any dispute or remedy arising under any Shareholders Representative Document; (iii) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Company Shareholder Representative, in his reasonable discretion, deems necessary or advisable in the performance of his duties as the Company Shareholder Representative and to rely on their advice and counsel; (iv) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to the Closing and the closing of the Merger Agreement; (v) receiving all or any portion of the consideration provided to the Other Shareholders under this Agreement and the Merger Agreement and to distribute the same to the Other Shareholders in accordance with their pro rata shares; and (vi) otherwise enforcing the rights and obligations of any of the Other Shareholders under any Shareholders Representative Document, including giving and receiving all notices and communications hereunder or thereunder on behalf of the Other Shareholders. All decisions and actions by the Company Shareholder Representative shall be binding upon each of the Other Shareholders and their respective successors and assigns, and neither they nor any other parties shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 5 are irrevocable and coupled with an interest. Leow Kian Yong hereby accepts his appointment and authorization as the Company Shareholders Representative under this Agreement and the Merger Agreement.

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(b)	Any other person, including BSKE and TalenTec, may conclusively and absolutely rely, without inquiry, upon any actions of the Company Shareholder Representative as the acts of the Other Shareholders under any Shareholders Representative Documents. BSKE and TalenTec shall be entitled to rely conclusively on the instructions and decisions of the Company Shareholder Representative as to (i) any payment instructions provided by the Company Shareholder Representative or (ii) any other actions required or permitted to be taken by the Company Shareholder Representative under this Agreement or the Merger Agreement, and the Other Shareholders shall not have any cause of action against BSKE, TalenTec or any other indemnified party for any action taken by any of them in reliance upon the instructions or decisions of the Company Shareholder Representative. BSKE and TalenTec shall not have any liability to any of the Other Shareholders for any allocation or distribution among the Other Shareholders by the Company Shareholder Representative of payments made to or at the direction of the Company Shareholder Representative. All notices or other communications required to be made or delivered to any of the Other Shareholders under any Shareholders Representative Document shall be made to the Company Shareholder Representative for the benefit of such Other Shareholder, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such Other Shareholder with respect thereto. All notices or other communications required to be made or delivered by any of the Other Shareholders shall be made by the Company Shareholder Representative (except for a notice under Section 5(d) of the replacement of the Company Shareholder Representative).

(c)	The Company Shareholder Representative will act for the Other Shareholders on all of the matters set forth in this Agreement and the Merger Agreement in the manner the Company Shareholder Representative believes to be in the best interests of the Other Shareholders, but the Company Shareholder Representative will not be responsible to the Other Shareholders for any losses that any of the Other Shareholders may suffer by reason of the performance by the Company Shareholder Representative of his duties under this Agreement or the Merger Agreement or any Shareholders Representative Document, other than losses arising from the bad faith, gross negligence or wilful misconduct by the Company Shareholder Representative in the performance of his duties under this Agreement or the Merger Agreement or any Shareholders Representative Document. From and after the Closing and the closing of the Merger Agreement, the Other Shareholders shall jointly and severally indemnify, defend and hold the Company Shareholder Representative harmless from and against any and all losses reasonably incurred without gross negligence, bad faith or willful misconduct on the part of the Company Shareholder Representative (in his capacity as such) and arising out of or in connection with the acceptance or administration of the Company Shareholder Representative’s duties under any Shareholders Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Company Shareholder Representative. In no event shall the Company Shareholder Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Company Shareholder Representative shall not be liable for any act done or omitted under any Shareholders Representative Document as the Company Shareholder Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Company Shareholder Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no person shall have any liability for relying on the Company Shareholder Representative in the foregoing manner. In connection with the performance of his rights and obligations hereunder, the Company Shareholder Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Other Shareholders, solicitors and advocate, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Company Shareholder Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Company Shareholder Representative under this Section 5 shall survive the Closing and the closing of the Merger Agreement and continue indefinitely.

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(d)	If the Company Shareholder Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill his responsibilities as representative and agent of the Other Shareholders, then the Other Shareholders shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Company Shareholder Representative (by vote or written consent of the Other Shareholders holding in the aggregate majority equity interests of TalenTec), and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify BSKE and TalenTec in writing of the identity of such successor. Any such successor so appointed shall become the “Company Shareholder Representative” for purposes of this Agreement and the Merger Agreement.

6.	General Provisions.

(a)	Releases and Waivers of Shareholders. Each of the Shareholders on its own behalf hereby acknowledges and agrees that the number of TalenTec Shares set forth on Schedule A represents the total number of ordinary shares of TalenTec held by such Shareholder as of the date of this Agreement and as of the Closing. Each of the Shareholders hereby releases TalenTec and BSKE from all obligations, liabilities and causes of action arising before, on or after the date of this Agreement, out of or in relation to any entitlement which such Shareholder may have with respect to any TalenTec Shares in excess of the number of TalenTec Shares set forth on Schedule A. Each of the Shareholders hereby generally, irrevocably, unconditionally and completely waives any and all rights to receive any anti-dilution protection to which such Shareholder may be entitled under the constitution or charter or memorandum and articles of association or incorporation documents, as applicable, of TalenTec or under any other agreement or instrument in connection with the Exchange. Except for the BSKE Shares to be issued in connection with the Exchange, each of the Shareholders hereby generally, irrevocably, unconditionally and completely waives any and all rights existing as of the date hereof to receive options, depository receipts, warrants, stock appreciation or similar rights to acquire or receive ordinary shares or other securities in TalenTec or BSKE.

(b)	Governing Law. This Agreement is to be construed in accordance with and governed by the laws of Malaysia.

(c)	Arbitration. Any claim, dispute or controversy among the Parties arising out of or relating to this Agreement, including the breach thereof, which cannot be satisfactorily settled by the Parties, will be finally and exclusively settled by confidential and binding arbitration (“Arbitration”) upon the written request of any party. The Arbitration shall be administered by Asian International Arbitration Centre (“AIAC”) in accordance with the AIAC Arbitration Rules for the time being in force and which rules are deemed to be incorporated by reference in this section, to which each Party agrees to submit for these purposes. The result of the arbitration shall be final and binding on the Parties and will be the sole and exclusive remedy between the Parties regarding any claims, counterclaims, issues or accountings presented or pleaded to the arbitrator. Judgment on any arbitration award may be entered in any court having jurisdiction. The seat of the arbitration shall be Malaysia. The language to be used in the arbitration proceedings shall be English and there shall be 3 arbitrators. Such arbitrators shall be selected pursuant to the following procedure:

(i)	Within fifteen (15) Business Days of notice by a Party seeking arbitration, TalenTec and Shareholders shall collectively appoint one (1) person as an arbitrator and BSKE shall appoint one (1) person as an arbitrator.
(ii)	Within fifteen (15) Business Days after the appointment of the two (2) arbitrators, the two chosen arbitrators shall mutually agree upon the selection of the third impartial and neutral arbitrator.
(iii)	In the event the two chosen arbitrators cannot agree upon the selection of the third arbitrator, the director of AIAC shall make the selection in his discretion, except that such third arbitrator shall be appointed from an independent accounting firm or investment bank.

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(iv)	If the other Party shall fail to designate the second arbitrator, the sole arbitrator appointed shall have the power to appoint, in his sole discretion, both the second and third arbitrators.
(v)	If a Party fails to appoint a successor to his appointed arbitrator within fifteen (15) Business Days of the death, resignation or other incapacity of such arbitrator, the remaining two arbitrators shall appoint such successor.
(vi)	The majority decision of the arbitrators will be final and conclusive upon the Parties and for the avoidance of doubt, the arbitrators shall have full power to address all discovery and evidential issues, and to make finding of fact and of law in accordance with the AIAC Arbitration Rules for the time being in force and each arbitrator will be compensated at rates generally commensurate with his normal billing rates.

(d)	Severability. If any provision of this Agreement is held by a court or other tribunal of competent jurisdiction to be invalid or unenforceable for any reason, the remaining provisions shall continue in full force and effect without being impaired or invalidated in any way, and the Parties agree to replace any invalid provision with a valid provision which most closely approximates the intent and economic effect of the invalid provision.

(e)	Waiver. The waiver by any Party of a breach of or default under any provision of this Agreement shall not be effective unless in writing and signed by the Party granting the waiver and shall not be construed as a waiver of any subsequent breach of or default under the same or any other provision of this Agreement. Further, any failure or delay on the part of any Party to exercise or avail itself of any right or remedy that it has or may have hereunder shall not operate as a waiver of any such right or remedy or preclude other or further exercise thereof or of any other right or remedy.

(f)	Notices. Any notices required or permitted hereunder shall be given to the appropriate Party at the address specified below or at such other address as the Party may specify in writing. Such notice shall be deemed given: (i) if delivered personally, upon delivery as evidenced by delivery records; (ii) if sent by telephone facsimile, upon confirmation of receipt; (iii) if sent by pre-paid first class post or recorded delivery or by commercial courier, five (5) days after the date of mailing; of (iv) if sent by nationally recognized express courier, two (2) Business Days after date of placement with such courier.

(i)	In case of TalenTec

TalenTec Sdn. Bhd.
Address: Room 202, 2nd Floor, 368, Jalan Pudu, 55100 Kuala Lumpur
Fax:	03-21433109
Email:	msasb81@gmail.com
Attention:	Ms Vinnie Yap

(ii)	In case of any Shareholder, to that Shareholder, in care of the Company Shareholder Representative, at his address set forth on Schedule A, who will promptly transmit the notice to the Shareholder receiving the notice at his address set forth on Schedule A.

(iii)	In case of BSKE Ltd.

BSKE Ltd
Address:	4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KY1-1002 Cayman Islands.
Email:	brynner.chiam@blackchambermgmt.com
Attention:	Mr. Brynner Chiam

(g)	No Third Party Beneficiaries. Nothing in this Agreement shall be construed to confer any rights or benefits upon any person other than the Parties hereto, and no other person shall have any rights or remedies hereunder.

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(h)	Public Announcements. Each of the Shareholders shall not issue any press release or make any other public statements with respect to this Agreement and the transaction contemplated hereby without the written consent of TalenTec and BSKE, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

(i)	Termination. This Agreement may be terminated upon written notice at any time prior to Closing by mutual written consent of the Parties. This Agreement shall terminate automatically upon termination of the Merger Agreement pursuant to its terms. Termination of this Agreement will terminate all rights and obligations of the Parties under this Agreement, and this Agreement will become void and have no force or effect.

(j)	Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement among the Parties and supersedes all prior oral and written agreements among the Parties hereto with respect to the subject matter hereof.

(k)	Counterparts. This Agreement may be executed in one or more counterparts (including electronic counterparts) each of which shall be deemed an original and all of which shall be taken together and deemed to be one instrument.

(l)	Business Day. For the purposes of this Agreement, “Business Day” means a day (other than a Saturday, Sunday or a gazetted public holiday in Malaysia) when banks are open for banking business in Malaysia.

[Remainder of Page Intentionally Left Blank.]

99

Execution Page

BSKE

SIGNED FOR AND ON BEHALF OF
BSKE LIMITED

By:
Name:	Brynner Chiam
Title:	Director

100

TalenTec

SIGNED FOR AND ON BEHALF OF
TALENTEC SDN BHD (Company No. 199001001889 (193451-W))

By:
Name:	Ho Say San
Title:	Director

101

Shareholders

SIGNED BY

DANNY VINCENT DASS (Malaysian National Registration Identity Card No.: )

___________________________________

CERTIFICATE OF AUTHENTICATION

I, ___________________________, *(Magistrate, Justice of the Peace, Land Administrator, Notary Public, Commissioner for Oaths, Bank Official or Advocate and Solicitor of the High Court in Malaya practising at Kuala Lumpur), hereby certify that the signature written of the donor above, was in my presence on this _______________________ day of _______________________ 2024, and is, to my own personal knowledge, the true signature of Danny Vincent Dass (NRIC No.    ), who has acknowledged to me that he is of full age and that he has voluntarily executed this instrument.

Witness my hand

___________________________________

102

SIGNED BY

EDDIE TAN CHEE WEI (Malaysian National Registration Identity Card No.:    )_____________

___________________________________

CERTIFICATE OF AUTHENTICATION

I, ___________________________, *(Magistrate, Justice of the Peace, Land Administrator, Notary Public, Commissioner for Oaths, Bank Official or Advocate and Solicitor of the High Court in Malaya practising at Kuala Lumpur), hereby certify that the signature written of the donor above, was in my presence on this _______________________ day of _______________________ 2024, and is, to my own personal knowledge, the true signature of Eddie Tan Chee Wei (NRIC No.    ), who has acknowledged to me that he is of full age and that he has voluntarily executed this instrument.

Witness my hand

___________________________________

103

SIGNED BY

KOAY CHEE LEONG (Malaysian National Registration Identity Card No.:   )

___________________________________

CERTIFICATE OF AUTHENTICATION

I, ___________________________, *(Magistrate, Justice of the Peace, Land Administrator, Notary Public, Commissioner for Oaths, Bank Official or Advocate and Solicitor of the High Court in Malaya practising at Kuala Lumpur), hereby certify that the signature written of the donor above, was in my presence on this _______________________ day of _______________________ 2024, and is, to my own personal knowledge, the true signature of Koay Chee Leong (NRIC No.   ), who has acknowledged to me that he is of full age and that he has voluntarily executed this instrument.

Witness my hand

___________________________________

104

SIGNED BY

LEOW KIAN YONG (Malaysian National Registration Identity Card No)

___________________________________

CERTIFICATE OF AUTHENTICATION

I, ___________________________, *(Magistrate, Justice of the Peace, Land Administrator, Notary Public, Commissioner for Oaths, Bank Official or Advocate and Solicitor of the High Court in Malaya practising at Kuala Lumpur), hereby certify that the signature written of the donor above, was in my presence on this _______________________ day of _______________________ 2024, and is, to my own personal knowledge, the true signature of Leow Kian Yong (NRIC No.    ), who has acknowledged to me that he is of full age and that he has voluntarily executed this instrument.

Witness my hand

___________________________________

105

SIGNED BY

GOH CHEE SIONG (Malaysian National Registration Identity Card No.:    )

___________________________________

CERTIFICATE OF AUTHENTICATION

I, ___________________________, *(Magistrate, Justice of the Peace, Land Administrator, Notary Public, Commissioner for Oaths, Bank Official or Advocate and Solicitor of the High Court in Malaya practising at Kuala Lumpur), hereby certify that the signature written of the donor above, was in my presence on this _______________________ day of _______________________ 2024, and is, to my own personal knowledge, the true signature of Goh Chee Siong (NRIC No.    ), who has acknowledged to me that he is of full age and that he has voluntarily executed this instrument.

Witness my hand

___________________________________

106

Schedule A

No.	Name of Shareholder	Shares in TalenTec
1
2
3
4
5

107

EXHIBIT B

Form of Surviving Corporation Charter

108

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

OF

[TITAN PHARMACEUTICALS, INC.]

Titan Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Titan Pharmaceuticals, Inc.”

2. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on February 7, 1992.

3. The Amended and Restated Certificate of Incorporation was filed with the Secretary of State of State of the State of Delaware on January 23, 1996 (as amended, the “Amended and Restated Certificate”).

4. This Second Amended and Restated Certificate of Incorporation (this “Second Amended and Restated Certificate”), which amends and restates the provisions of the Amended and Restated Certificate, was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

5. This Second Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of the State of Delaware.

6. The text of the Amended and Restated Certificate is hereby amended and restated in its entirety to read as follows:

FIRST: The name of the corporation is [Titan Pharmaceuticals, Inc.] (hereinafter called the “Corporation”).

SECOND: The registered office of the Corporation is to be located at 3411 Silverside Road, Tatnall Building #104, in the City of Wilmington, in the County of New Castle, Delaware 19810. The name of its Registered Agent at such address is Corporate Creations Network Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The total number of shares which the Corporation shall have authority to issue is 1,000 shares of common stock, par value $0.0001 per share.

FIFTH: The business and affairs of the Corporation shall be managed by, or under the direction of, the Board of Directors. The number of directors comprising the Board of Directors shall be fixed and may be increased or decreased from time to time in the manner provided in the bylaws of the Corporation.

SIXTH: The election of directors need not be by written ballot unless the bylaws so provide.

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SEVENTH: The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all powers, preferences and rights of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to this reservation. The Board of Directors of the Corporation is authorized and empowered from time to time in its discretion to make, alter, amend or repeal bylaws of the Corporation, except as such power may be restricted or limited by the DGCL.

EIGHTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the DGCL order a meeting of the creditors or class of creditors, and/or the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders of the Corporation, as the case may be, and also on the Corporation.

NINTH: The Corporation shall to the fullest extent permitted by Section 145 of the DGCL, as the same may be amended and supplemented, indemnify any and all directors and officers when it shall have the power to indemnify under said Section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said Section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which any person may be entitled under any bylaw, resolution of stockholders, resolution of directors, agreement or otherwise, as permitted by said Section, as to actions of such person in any capacity in which he or she served at the request of the Corporation.

TENTH: Anything to the contrary in this Certificate of Incorporation notwithstanding, no director shall be liable personally to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided however, that nothing in this Article Tenth shall eliminate or limit the liability of a director (i) for any breach of such directors duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which such director derived an improper personal benefit. The modification or repeal of this Article Tenth shall not affect the restriction hereunder of a directors personal liability for any act or omission occurring prior to such modification or repeal.

ELEVENTH: No stockholder or former stockholder, in such capacity (“plaintiff”), shall commence any derivative action or other action against the Corporation or any of its directors, officers, employees, accountants, attorneys, financial advisors, placement agents, or underwriters, in which wrongdoing is alleged for which the Corporation could be liable or with respect to which the Corporation might have an indemnification obligation (“stockholder action”), unless plaintiff and its counsel have entered a written agreement with the Corporation that: (a) plaintiff will not pay or agree to pay, and plaintiff’s counsel will not seek, any fee in respect of such stockholder action, whether plaintiff prevails in such stockholder action, in settlement thereof, or otherwise, except a fee determined solely upon actual and reasonable time expended, at reasonable hourly rates set forth in the agreement, subject to customary periodic rate increases, of which plaintiff’s counsel shall advise the Corporation in advance, but in any case not exceeding rates prevailing for ordinary commercial litigation; (b) neither plaintiff nor plaintiff’s counsel shall pay or agree to pay any consultant, expert, or witness in connection with such stockholder action any compensation or reimbursement, other than on a flat-fee or hourly basis, at customary rates agreed in advance of the engagement of such consultant, expert, or witness; and (c) plaintiff’s counsel shall provide the Corporation, at least monthly, a report of the time expended each day by each of its professionals in connection with the stockholder action during the period reported upon, describing the activities in reasonable detail and the dollar amount chargeable in connection therewith, summaries of time and charges with respect to each professional for such period and since inception, and expenses, including consultant, expert, and witness compensation and expenses, accrued or incurred during such period and since inception, provided that no confidential communication or attorney work product must be disclosed. Neither the Corporation nor any person acting on the Corporation’s behalf shall make or agree, conditionally or otherwise, to make any payment in respect of plaintiff’s counsel fees or expenses, including consultant, expert, and witness compensation and expenses, in connection with such stockholder action, except insofar as this Article Eleventh and the agreement required hereby have been complied with.

[Signature page follows]

110

IN WITNESS WHEREOF, Titan Pharmaceuticals, Inc. has caused this Second Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

[Titan Pharmaceuticals, Inc.]

By:

Name:

Title:

EXHIBIT C

Form of Surviving Corporation Bylaws

AMENDED AND RESTATED BYLAWS

OF

[TITAN PHARMACEUTICALS, INC.]

ARTICLE I
OFFICES

SECTION 1. Principal Office. The registered office of [Titan Pharmaceuticals, Inc.] (the “Corporation”) shall be located in such place as may be provided from time to time in the Certificate of Incorporation.

SECTION 2. Other Offices. The Corporation may also have offices at such other places both within and outside the State of Delaware as the Board of Directors (the “Board”) may from time to time determine or as the business of the Corporation may require.

ARTICLE II
STOCKHOLDERS

SECTION 1. Annual Meetings. The annual meeting of the stockholders of the Corporation may be held wholly or partially by means of remote communication or at such place, within or outside the State of Delaware, on such date and at such time as may be determined by the Board and as shall be designated in the notice of said meeting.

SECTION 2. Special Meetings. Special meetings of the stockholders for any purpose or purposes, unless otherwise prescribed by statute, law or the Certificate of Incorporation, may be held wholly or partially by means of remote communication or at any place, within or outside the State of Delaware, and may be called by resolution of the Board, or by the President, or by the holders of not less than a majority of all of the shares entitled to vote at the meeting.

SECTION 3. Notice and Purpose of Meetings. Written or printed notice of the meeting stating the place, day and hour of the meeting and, in case of a special meeting, stating the purpose or purposes for which the meeting is called, and in case of a meeting held by remote communication stating such means, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally, or by facsimile or other electronic means, by or at the direction of the President, the Secretary, or the persons calling the meeting, to each stockholder of record entitled to vote at such meeting. Such notice shall be deemed to be given at the time of receipt thereof if given personally or at the time of transmission thereof if given by facsimile or other electronic means.

SECTION 4. Quorum. The holders of a majority of the shares of capital stock issued and outstanding and entitled to vote, represented in person or by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute, law or the Certificate of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders present in person or represented by proxy shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

SECTION 5. Voting Process. If a quorum is present or represented, the affirmative vote of a majority of the shares of stock present or represented at the meeting, by ballot, proxy or electronic ballot, shall be the act of the stockholders unless the vote of a greater number of shares of stock is required by law, the Certificate of Incorporation or these bylaws. Each outstanding share of stock having voting power, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders. A stockholder may vote either in person, by proxy executed in writing by the stockholder or by his, her, or its duly authorized attorney-in-fact, or by an electronic ballot from which it can be determined that the ballot was authorized by a stockholder or proxyholder. The term, validity and enforceability of any proxy shall be determined in accordance with the General Corporation Law of the State of Delaware.

SECTION 6. Written Consent of Stockholders Without a Meeting. Whenever the stockholders are required or permitted to take any action by vote, such action may be taken without a meeting, without prior notice and without a vote, if a written consent or electronic transmission, setting forth the action so taken, shall be signed or e-mailed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting called for such purpose.

ARTICLE III
DIRECTORS

SECTION 1. Powers. The business affairs of the Corporation shall be managed by the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statue, law, the Certificate of Incorporation or these bylaws directed or required to be exercised or done by the stockholders. The Board may adopt such rules and regulations, not inconsistent with the Certificate of Incorporation, these bylaws or applicable laws, as it may deem proper for the conduct of its meetings and the management of the Corporation.

SECTION 2. Number, Qualifications, Term. The Board shall consist of one or more members. The number of directors shall be determined by resolution of the Board or of the stockholders. Directors need not be residents of the State of Delaware nor stockholders of the Corporation. The directors shall be elected at the annual meeting of the stockholders, and each director elected shall serve until the next succeeding annual meeting and until his or her successor shall have been duly elected and qualified.

SECTION 3. Vacancies. Vacancies and newly created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, though less than a quorum, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified. A vacancy created by the removal of a director by the stockholders may be filled by the stockholders.

SECTION 4. Place of Meetings. Meetings of the Board, regular or special, may be held within or outside the State of Delaware.

SECTION 5. First Meeting. The first meeting of each newly elected Board shall be held immediately following and at the place of the annual meeting of stockholders and no other notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present, or it may convene at such place and time as shall be fixed by the consent in writing of all the directors.

SECTION 6. Regular Meetings. Regular meetings of the Board may be held upon such notice, or without notice, and at such time and at such place as shall from time to time be determined by the Board.

SECTION 7. Special Meetings. Special meetings of the Board may be called by the President or by the number of directors who then legally constitute a quorum. Notice of each special meeting shall be delivered to each director at least twenty-four (24) hours prior to the meeting, either personally, or by facsimile or other electronic means.

SECTION 8. Notice; Waiver. Attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

SECTION 9. Quorum. A majority of the directors then in office shall constitute a quorum for the transaction of business unless a greater number is required by law, the Certificate of Incorporation or these bylaws. If a quorum shall not be present at any meeting of the Board, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

SECTION 10. Action Without A Meeting. Any action required or permitted to be taken at a meeting of the Board may be taken without a meeting if a consent in writing or by electronic transmission, setting forth the action so taken, shall be signed by all of the directors entitled to vote with respect to the subject matter thereof. In addition, meetings of the Board may be held by means of conference telephone or voice communication as permitted by the General Corporation Law of the State of Delaware.

SECTION 11. Action. Except as otherwise provided by law, the Certificate of Incorporation or these bylaws, if a quorum is present, the affirmative vote of a majority of the members of the Board of Directors present at any meeting is required for any action.

SECTION 12. Removal of Directors. Any director may be removed, either for or without cause, at any time by action of the holders of a majority of the outstanding shares of stock entitled to vote thereon, either at a meeting of the holders of such shares or, whenever permitted by law, without a meeting by their written consents thereto.

ARTICLE IV
COMMITTEES

SECTION 1. Executive Committee. The Board may, by resolution adopted by a majority of the whole Board, designate one or more of its members to constitute members or alternate members of an Executive Committee.

SECTION 2. Powers and Authority of Executive Committee. The Executive Committee shall have and may exercise, between meetings of the Board, all the powers and authority of the Board in the management of the business and affairs of the Corporation, including, the right to authorize the purchase of stock, except that the Executive Committee shall not have such power or authority in reference to amending the Certificate of Incorporation; adopting an agreement of merger or consolidation; recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation’s property and assets; recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution; or amending the bylaws of the Corporation or authorizing the declaration of a dividend.

SECTION 3. Other Committees. The Board may, by resolution adopted by a majority of the whole Board, designate one or more other committees, each of which shall, except as otherwise prescribed by law, have such authority of the Board as shall be specified in the resolution of the Board designating such committee. A majority of all the members of such committee may determine its action and fix the time and place of its meeting, unless the Board shall otherwise provide. The Board shall have the power at any time to change the membership of, to fill all vacancies in and to discharge any such committee, either with or without cause.

SECTION 4. Procedure; Meetings; Quorum. Regular meetings of the Executive Committee or any other committee of the Board, of which no notice shall be necessary, may be held at such times and places as shall be fixed by resolution adopted by a majority of the members thereof. Special meetings of the Executive Committee or any other committee of the Board shall be called at the request of any member thereof. So far as applicable, the provisions of Article III of these bylaws relating to notice, quorum and voting requirements applicable to meetings of the Board shall govern meetings of the Executive Committee or any other committee of the Board. The Executive Committee and each other committee of the Board shall keep written minutes of its proceedings and circulate summaries of such written minutes to the Board before or at the next meeting of the Board.

ARTICLE V
OFFICERS

SECTION 1. Number. The Board at its first meeting after each annual meeting of stockholders shall choose one or more Presidents and a Secretary, none of whom need be a member of the Board. The Board may also choose a Chairman from among the directors, one or more Executive Vice Presidents, one or more Vice Presidents, Assistant Secretaries, Treasurers and Assistant Treasurers. The Board may appoint such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The same person may hold two or more offices.

SECTION 2. Compensation. The salaries or other compensation of all officers of the Corporation shall be fixed by the Board. No officer shall be prevented from receiving a salary or other compensation by reason of the fact that he or she is also a director.

SECTION 3. Term; Removal; Vacancy. Each officer of the Corporation shall hold office until his or her successor is duly chosen and qualified. Any officer may be removed at any time, with or without cause, by the affirmative vote of a majority of the Board. Any vacancy occurring in any office of the Corporation shall be filled by the Board.

SECTION 4. Chairman. The Chairman shall, if one be elected, preside at all meetings of the Board.

SECTION 5. President. The President, shall preside at all meetings of the stockholders and the Board in the absence of a Chairman, shall have general supervision over the business of the Corporation and shall see that all directions and resolutions of the Board are carried into effect.

SECTION 6. Vice President. The Vice President shall, in the absence or disability of the President(s), perform the duties and exercise the powers of the President(s) and shall perform such other duties and have such other powers as the Board may from time to time prescribe. The Vice President shall, in the absence or disability of the President, perform the duties and exercise the powers of the President and shall perform such other duties and have such other powers as the Board may from time to time prescribe. If there shall be more than one Vice President, the Vice Presidents shall perform such duties and exercise such powers in the absence or disability of the President, in the order determined by the Board.

SECTION 7. Secretary. The Secretary shall attend all meetings of the Board and all meetings of the stockholders and record all the proceedings of the meetings of the Corporation and the Board in a book to be kept for that purpose. He or she shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board, and shall perform such other duties as may be prescribed by the Board or President, under whose supervision he shall be. He shall have custody of the corporate seal of the Corporation and he or she, or an Assistant Secretary, shall have the authority to affix the same to an instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature.

SECTION 8. Assistant Secretary. The Assistant Secretary, if there shall be one, or if there shall be more than one, the Assistant Secretaries in the order determined by the Board, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such powers as the Board may from time to time prescribe.

SECTION 9. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board. He or she shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the Chairman, the President and the Board, at its regular meetings, or when the Board so requires, an account of all of his or her transactions as Treasurer and of the financial condition of the Corporation.

SECTION 10. Assistant Treasurer. The Assistant Treasurer, if there shall be one, or, if there shall be more than one, the Assistant Treasurers in the order determined by the Board, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board may from time to time prescribe.

ARTICLE VI
CAPITAL STOCK

SECTION 1. Form. The shares of the capital stock of the Corporation may be represented by certificates in such form as shall be approved by the Board and shall be signed by the President, a Vice President, the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Corporation, and may be sealed with the seal of the Corporation or a facsimile thereof.

SECTION 2. Lost and Destroyed Certificates. The Board may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost or destroyed. When authorizing such issue of a new certificate, the Board, in its discretion and as a condition precedent to the issuance thereof, may prescribe such terms and conditions as it deems expedient, and may require such indemnities as it deems adequate, to protect the Corporation from any claim that may be made against it with respect to any such certificate alleged to have been lost or destroyed.

SECTION 3. Transfer of Shares. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, a new certificate shall be issued to the person entitled thereto, and the old certificate cancelled and the transaction recorded upon the books of the Corporation.

ARTICLE VII
INDEMNIFICATION

SECTION 1. (a) The Corporation shall indemnify, subject to the requirements of subsection (d) of this Section 1, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

(b) The Corporation shall indemnify, subject to the requirements of subsection (d) of this Section 1, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

(c) To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this Section 1, or in defense of any claim, issue or matter therein, the Corporation shall indemnify him or her against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this Section 1 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in subsections (a) and (b) of this Section 1. Such determination shall be made (1) by the Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

(e) Expenses incurred by a director, officer, employee or agent in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized in this Section 1. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this Section 1 shall not limit the Corporation from providing any other indemnification or advancement of expenses permitted by law nor shall they be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

(g) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Section 1.

(h) For the purposes of this Section 1, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section 1 with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this Section 1, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to any employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Section 1.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 1 shall, unless otherwise provided when authorized or ratified by the Board, continue as to a person who has ceased to be a director, officer, employee or agent of the Corporation and shall inure to the benefit of the heirs executors and administrators of such a person.

ARTICLE VIII
GENERAL PROVISIONS

SECTION 1. Checks. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board may from time to time designate.

SECTION 2. Fiscal Year. The fiscal year of the Corporation shall be determined, and may be changed, by resolution of the Board.

SECTION 3. Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

ARTICLE IX
AMENDMENTS

SECTION 1. These bylaws may be altered, amended, supplemented or repealed or new bylaws may be adopted (a) at any regular or special meeting of stockholders at which a quorum is present or represented, by the affirmative vote of the holders of a majority of the shares entitled to vote, provided notice of the proposed alteration, amendment or repeal be contained in the notice of such meeting, or (b) by a resolution adopted by a majority of the whole Board at any regular or special meeting of the Board. The stockholders shall have authority to change or repeal any bylaws adopted by the directors.

Annex C

FAIRNESS OPINION PRESENTED TO TITAN

PHARMACEUTICALS, INC.,

Client: Titan Pharmaceuticals, Inc.,

Contract No.: SH24/01/06RZP

Report date: August 16, 2024

August 16, 2024

The Directors

Titan Pharmaceuticals, Inc.

Dear Sirs,

With regard to the Proposed Transaction (as defined herein), King Kee Appraisal and Advisory Limited (“KKG”) hereby delivers to the Board of Directors of Titan Pharmaceuticals, Inc. (“Titan”) KKG’s written opinion (the “Opinion”) dated August 16, 2024, and subject to suppositions, limitations, qualifications and other matters considered with relation to the preparation of the Opinion, to the effect that the consideration to be paid by Titan to the shareholder’s of KE SDN BHD. (“KE “ or “Company”) for the Proposed Transaction (as defined below) is fair, from the financial standpoint, to the unaffiliated stockholders of Titan.

KKG understands that Titan has entered into a Merger Agreement with KE and its shareholders (the “Merger Agreement”), whereby Titan proposes to acquire 100% of the outstanding equity of the Company (the “Proposed Transaction”), with total consideration of USD27 million. In accordance with your instructions, we have undertaken an investigation and analysis to express an independent opinion of the market value of 100% enterprise value of KE as at 30 April 2024 (the “Valuation Date”). The report which follows is dated August 16, 2024 (the “Report Date”).

KKG understands the total consideration proposed to or for the benefit of the Company shareholders in the acquisition is based on a total equity value of the Company of USD27 million.

The accompanying materials are compiled and presented on a confidential basis, solely for the use and benefit of Titan in connection with its evaluation of the Proposed Transaction and may not be, in whole or in part, distributed to any other party, publicly disclosed, or relied upon for any other purpose without the prior written consent of KKG, except that the Opinion and accompanying materials may be used (i) in disclosure materials to Company stockholders, (ii) in filings with the U.S. Securities and Exchange Commission (including the filing of the Opinion and accompanying materials), and (iii) in any litigation pertaining to matters relating to the Proposed Transaction and covered in the Opinion.

We planned and performed our analysis so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to express our opinion on the subject asset. We believe that the valuation procedures we employed provide a reasonable basis for our opinion.

Our analysis of the 100% enterprise value of KE was developed through the application of an income approach known as discounted cash flow (“DCF”) methodology and a market approach. Under the DCF method, the enterprise value result depends on the present worth of future economic benefits to be derived from the projected sales income. Indication of the result is developed by discounting projected future net cash flows available for payment of shareholders’ interest to their present worth.

As part of our analysis, we have reviewed information prepared by the Company and relevant operational information regarding the subject business from public sources. We have relied to a considerable extent on such information in arriving at our opinion of value.

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The conclusion of value is based on accepted valuation procedures and practices that rely substantially on our use of numerous assumptions and our consideration of various factors that are relevant to the operation of the Company. We have also considered various risks and uncertainties that have potential impact on the businesses. Further, while the assumptions and consideration of such matters are considered by us to be reasonable, they are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company and KKG.

We do not intend to express any opinion on matters which require legal or other specialized expertise or knowledge, beyond what is customarily employed by valuers. Our conclusions assume continuation of prudent management of the Company over whatever period of time that is reasonable and necessary to maintain the character and integrity of the assets valued.

The nature of the amount of consideration to be paid in the Proposed Transaction was not determined by KKG. The negotiation of, and the decision to complete, the Proposed Transaction and any related Merger Agreement will be carried out by the Titan Board of Directors. Likewise, we were not requested, nor did we participate in, the negotiation of the terms of the Proposed Transaction, nor were we requested, nor did we render, any advising or service with relation to the Proposed Transaction, other than the rendering of this Opinion.

The Opinion is not a recommendation to Titan with respect to whether or not to proceed to carry out the Proposed Transaction or to the form or terms and conditions of the Proposed Transaction.

The Opinion’s complete text dated August 16, 2024, which describes, among others, the assumptions used, procedures followed, factors considered and limitations of the completed revision, is attached to this statement and shall be incorporated in its totality to this document as reference. The summary is qualified in its entirety for reference to the complete Opinion text.

Based on the investigation and analyses outlined in the report which follows, we are of the opinion that the market value of 100% equity value of KE as at the Valuation Date is reasonably stated as below:

Valuation Date	Market value of 100% equity value (In USD’000)
30/Apr/2024	26,000 - 28,000

We are further of the opinion that the consideration to be paid pursuant to the Proposed Transaction is fair, from a financial point of view, to the unaffiliated stockholders of Titan.

The following pages outline the factors considered, methodology and assumptions employed in formulating our opinions and conclusions. Any opinions are subject to the assumptions and limiting conditions contained therein.

Yours faithfully,

For and on behalf of

King Kee Appraisal and Advisory Limited

/s/ Richard Zhang

Richard Zhang

Managing Director

ASA, MRICS, CPV

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REMARK:

The accompanying materials are compiled and presented solely for the use and benefit of Titan in connection with its evaluation of the Proposed Transaction and may not be, in whole or in part, distributed to any other party, publicly disclosed, or relied upon for any other purpose without the prior written consent of KKG, except that the Opinion and accompanying materials may be used (i) in disclosure materials to Company stockholders, (ii) in filings with the U.S. Securities and Exchange Commission (including the filing of the Opinion and accompanying materials), and (iii) in any litigation pertaining to matters relating to the Proposed Transaction ad covered in the Opinion.

This report and the conclusion of values arrived at herein are for the sole and specific purposes as noted herein. Furthermore, the report and conclusion of values are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever. The conclusion of values represents the consideration based on information furnished by the Company/engagement parties and other sources.

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TABLE OF CONTENTS

Introduction	6

Engagement	6

Purpose of Valuation	6

Basis of Opinion	6

The following factors form an integral part of our basis of opinion	7

Scope of Review	7

Sources of Information	8

Methodology	8

Selection of Analysis Approach and Methodology	9

Major Assumptions	9

Discount Rate	12

Terminal Value	14

Summary of Market Approach	14

Analysis Comments	15

Relative Value Analysis	15

Risk Factors	16

Fairness Opinion Conclusion	16

Limiting Conditions	17

Exhibit A – Limiting Conditions	18

Exhibit B – Professional Declaration	20

Exhibit C – Financial Forecast and Analysis Result	21

Exhibit D – Analysis Result under Market approach (Cross Check)	22

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Introduction

This report has been prepared in accordance with instructions from Titan to express an independent opinion of the market value of 100% enterprise value of KE as at 30 April, 2024 (the “Valuation Date”). The report which follows is dated August 16, 2024 (the “Report Date”).

As we understand it, completion of the Proposed Transaction is subject to a number of conditions, including, but not limited to, the receipt of all required approvals, and Titan’s shareholders. KKG has assumed that all of the terms and conditions required to implement the Proposed Transaction will be satisfied, and that the Proposed Transaction will be completed as described in the Merger Agreement, as amended, without material variation in the terms and conditions.

Engagement

The independent committee of the board of directors of Titan (board of directors) has engaged KKG to prepare an opinion as to the fairness, from a financial standpoint, to Titan’s unaffiliated stockholders, of the consideration to be paid pursuant to the Proposed Transaction.

The fairness opinion does not constitute a recommendation regarding the acceptance or rejection of the Proposed Transaction. The fairness opinion does not contain any assessment of the possible impact an acceptance or rejection of the Proposed Transaction may have and makes no statement about the future performance and the price at which PubCo shares that may trade in the future.

Since our assessment is largely based on information obtained directly or indirectly from KE, our responsibility is limited to the careful and professional analysis and assessment of the information provided to us. Furthermore, KE confirmed to us that they are not aware of any facts or circumstances, according to which the information provided would be misleading, inaccurate or incomplete.

KKG is an independent valuation company. It has received a fixed fee for its services and is not affected by the results of this Proposed Transaction.

Purpose of Valuation

The purpose of this analysis is to express an independent opinion of the market value of the 100% enterprise value of KE and to to prepare an opinion as to the fairness, from a financial standpoint, to Titan’s unaffiliated stockholders, of the consideration to be paid pursuant to the Proposed Transaction.

Basis of Opinion

The Opinion does not concern itself with any other aspect of the Proposed Transaction and no opinion or point of view was expressed with regard to relative merits of the Proposed Transaction compared to other strategic alternatives that shall be at the disposal of KE, or where Titan could participate, or regarding the underlying business decision of Titan to proceed or complete the Proposed Transaction.

The Opinion is neither, i) a recommendation regarding the merits of the Proposed Transaction, nor of the terms and conditions of this; nor ii) a recommendation to Titan regarding whether or not to recommend proceeding with the Proposed Transaction or the form or terms and conditions of the Proposed Transaction.

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Relationships with Interested Parties

None of KKG, its associates or affiliates, is an insider, or holds any securities of Titan or the Company or any of their associates or affiliates. KKG is not an advisor to any person or company with respect to the Proposed Transaction. Other than pursuant to the Engagement Agreement with Titan, KKG has not provided any financial advisory services to Titan for which it has received compensation in the past 12 months.

Other than the Engagement Agreement, there are no understandings, agreements, or commitments between KKG and Titan.

The following factors form an integral part of our basis of opinion:

1.	Assumptions on the market and the asset that are considered to be fair and reasonable;

2.	Financial performance that shows a consistent trend of the operation;

3.	Consideration and analysis on the micro and macro economy affecting the subject asset;

4.	Analysis on tactical planning, management standard and synergy of the subject asset;

5.	Analytical review of the subject asset;

6.	Assessment of the leverage and liquidity of the subject asset.

Scope of Review

In connection with this Fairness Opinion, KKG has reviewed and relied upon, among other things, the following:

1. Certain files submitted by KE, including technical reports relating to KE’s resource properties, annual reports, material change reports, management information and interim financial statements;

2. The financial terms, to the extent they are publicly available, of certain transactions of a nature comparable to the Proposed Transaction, that KKG considered to be relevant;

3. Certain public filings and other publicly available information of companies which are comparable in nature to the Company, that KKG considered to be relevant;

4. Discussions with members of KE management where the Proposed Transaction, the financial condition of KE, and certain other matters KKG believed necessary or appropriate for the purpose of rendering this Fairness Opinion were discussed;

5. Merger Agreement in respect of the Proposed Transaction;

6. Such other information, analyses, investigations and discussions as KKG considered necessary or appropriate in the circumstances.

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Sources of Information

Our analysis is based on data and information furnished by KE management, which includes, but not limited to, the following;

1. Financial reports of the Company on 31 July 2022-2023, 31 January 2024, and 30 April 2024;

2. Certain forward-looking information related to the Company, including financial projections prepared by the Company’s management; and

3. Other operational and market information in relation to the Company’s business.

We have also discussed and examined other operational and business information through interviews with relevant senior management. We have relied to a considerable extent on such information in arriving at our opinion of value. We assumed that the data we obtained in the course of the valuation, along with the opinions and representations provided to us by the Company, are true and accurate.

We also conducted research using various sources including government statistics and other publications to verify the reasonableness and fairness of information provided and we believe that the information is reasonable and reliable.

Methodology

In arriving at our assessed value, we have considered three generally accepted approaches, namely, market approach, cost approach and income approach.

Market Approach considers prices recently paid for similar assets, with adjustments made to market prices to reflect condition and utility of the appraised assets relative to the market comparative. Assets for which there is an established secondary market may be valued by this approach.

Benefits of using this approach include its simplicity, clarity, speed and the need for few or no assumptions. It also introduces objectivity in application as publicly available inputs are used. However, one has to be wary of the hidden assumptions in those inputs as there are inherent assumptions on the value of those comparable assets. It is also difficult to find comparable assets. Furthermore, this approach relies exclusively on the efficient market hypothesis.

Cost Approach considers the cost to reproduce or replace in new condition the assets appraised in accordance with current market prices for similar assets, with allowance for accrued depreciation or obsolescence present, whether arising from physical, functional or economic causes. The cost approach generally furnishes the most reliable indication of value for assets without a known secondary market. Despite the simplicity and transparency of this approach, it does not directly incorporate information about the economic benefits contributed by the subject asset.

Income Approach is the conversion of expected periodic benefits of ownership into an indication of value. It is based on the principle that an informed buyer would pay no more for the project than an amount equal to the present worth of anticipated future benefits (income) from the same or a substantially similar project with a similar risk profile.

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This approach allows for the prospective valuation of future profits and there are numerous empirical and theoretical justifications for the present value of expected future cash flows. However, this approach relies on numerous assumptions over a long-time horizon and the result may be very sensitive to certain inputs. It also presents a single scenario only.

Selection of Analysis Approach and Methodology

In our opinion, the cost approach is inappropriate for valuing the 100% enterprise value of KE. The cost approach does not directly incorporate information about the economic benefits contributed by enterprise value of KE. We have therefore relied on the income approach in determining our opinion of value, and confirming it using the market approach.

The application of an income approach technique is known as discounted cash flow method to develop the future value of the business into a present market value. This method eliminates the discrepancy in time value of money by using a discount rate to reflect business risks, including intrinsic and extrinsic uncertainties in relation to the business.

Under this method, the result depends on the present worth of future economic benefits to be derived from the projected service income. Indications of the result have been developed by discounting projected future net cash flows available for payment of shareholders’ interest to their present worth at discount rates which in our opinion are appropriate for the risks of the business. In considering the appropriate discount rate to be applied, we have taken into account a number of factors including the current cost of finance and the considered risk inherent in the business.

The market approach considers prices recently paid for similar assets, with adjustments made to market prices to reflect condition and utility of the appraised assets relative to the market comparative. Assets for which there is an established secondary market may be valued by this approach. Benefits of using this approach include its simplicity, clarity, speed and the need for few or no assumptions. It also introduces objectivity in application as publicly available inputs are used.

Major Assumptions

Assumptions considered to have significant sensitivity effects in this analysis have been evaluated in order to provide a more accurate and reasonable basis for arriving at our assessed value, the following key assumptions have been made:

The facilities and systems proposed are assumed to be sufficient for future expansion in order to realize the growth potential of the business and maintain a competitive edge.

There will be no material change in the existing political, legal, technological, fiscal or economic conditions, which might adversely affect the business of the Company.

The projected business performance can be achieved with the effort of the management of the Company.

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The financial and operational information provided to us by KE is true and accurate.

There are no hidden or unexpected conditions associated with the assets valued that might adversely affect the reported value. Further, we assume no responsibility for changes in market conditions after the Valuation Date.

The information and other material (financial and otherwise) provided orally by, or in the presence of, an officer of the Company or in writing by the Company, or its agents to KKG relating to the Company or any of its respective subsidiaries or the Proposed Transaction for the purpose of preparing this Opinion was, at the date such information was provided to KKG, and is, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Proposed Transaction and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Proposed Transaction necessary to make such information not misleading in light of the circumstances under which it was made or provided.

Since the dates on which information was provided to KKG by the Company, except as subsequently disclosed in writing to KKG or in a public filing with securities regulatory authorities, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred which would have or which would reasonably be expected to have a material effect on this Fairness Opinion.

Further, in preparing this Fairness Opinion, in addition to the facts and conclusions contained in the information, the completion of the Proposed Transaction is subject to a number of conditions outside the control of Titan and KE, and KKG has assumed all conditions precedent to the completion of the Proposed Transaction can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification.

This Fairness Opinion is limited to the fairness, from a financial point of view, of the Proposed Transaction to Titan’s public shareholders and KKG expresses no opinion as to any alternative transaction. KKG expresses no opinion as to the fairness of the Proposed Transaction relative to the consideration offered under any proposed alternative transaction. This Fairness Opinion does not constitute a recommendation to any shareholder of Titan as to how such shareholder should vote with respect to the Proposed Transaction. Furthermore, KKG has not been asked to address, and this Fairness Opinion does not address, the fairness of the Proposed Transaction to the holders of any class of Titan securities, other than the holders of the Company’s common stock.

KKG believes that this Fairness Opinion must be considered and reviewed as a whole and that selecting portions of the stated analyses or factors considered by KKG, without considering all the stated analyses and factors together, could create a misleading view of the process underlying or the scope of this Fairness Opinion. The preparation of a fairness opinion of this nature is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

This Fairness Opinion is given as of the date hereof, and KKG disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Fairness Opinion which may come or be brought to KKG ’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in the Company or Titan, or any change in any material fact affecting this Fairness Opinion after the date hereof, KKG reserves the right to change, modify or withdraw this Fairness Opinion.

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KKG did not, in considering the fairness, from a financial point of view, of the Proposed Transaction to the Titan stockholders, assess any tax consequences that any particular Titan stockholder may face as a result of the Proposed Transaction.

Financial Projections

KKG has relied upon certain forward-looking information relating to the Company, including financial projections and operating data, prepared by the management of the Company (the “Company Projections”). Additionally, KKG has discussed the past and current operations and financial condition and the prospects of the Company with the Company’s senior executives. In addition, KKG reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as KKG has deemed appropriate.

With respect to the Company Projections, KKG has been advised by the management of the Company, and has assumed, that such Company Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby.

Revenue

Based on the discussion with the management, the revenue for the explicit forecast horizon is projected as below.

In USD’000	FY24 Projection	FY25 Projection	FY26 Projection
Revenue	2,594	4,530	7,184
Growth rate	24.60%	74.60%	58.60%

Cost of Goods Sold (“COGS”) & Operating Expenses

In USD’000	FY24 Projection	FY25 Projection	FY26 Projection
COGS & Expense	2,285	3,894	6,212
% of revenue	88.06%	85.96%	86.47%

Income Taxes

Based on the discussion with management, the income taxes are projected as below, with considering of the accumulated loss tax deduction. Company’s effective tax rate is 24% according to tax regulation.

In USD’000	FY24 Projection	FY25 Projection	FY26 Projection
Income taxes	-	-	233

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Capital expenditure (“CAPEX”) and Depreciation and Amortization Expense (“D&A”)

Based on the discussion with management, the Capex and D&A are projected as below. The Company’ s main fixed assets are office equipment and electronic equipment. We assume the Capex will be same with D&A amount in the terminal year, as the Capex and D&A should not have any impact on Company’s cash flow when the Company operates stably.

In USD’000	FY24 Projection	FY25 Projection	FY26 Projection
Capex	9	150	165
D&A	9	147	162

Working Capital

Based on the discussion with the management, the Working Capital for the explicit forecast horizon is projected as below:

In USD’000	FY24 Projection	FY25 Projection	FY26 Projection
Net working capital	(387)	(646)	(976)
% of revenue	-15%	-14%	-14%
Change in net working capital	(416)	259	331

Discount Rate

In applying the discounted cash flow method, it is necessary to determine an appropriate discount rate for the assets under review. The discount rate represents an estimate of the rate of return required by a third-party investor for an investment of this type. Weighted average cost of capital (“WACC”) is used as the discount rate in the discounted cash flow method. The rate of return expected from an investment by an investor relates to perceived risk. Risk factors relevant in our selection of an appropriate discount rate include:

1. Interest rate risk, which measures variability of returns, caused by changes in the general level of interest rates.

2. Purchasing power risk, which measures loss of purchasing power over time due to inflation.

3. Liquidity risk, which measures the ease with which an instrument can be sold at the prevailing market price.

4. Market risk, which measures the effects of the general market on the price behaviour of securities.

5. Business risk, which measures the uncertainty inherent in projections of operating income.

6. Exchange rate, which measures the possible influence that changes in exchange rates, might have on the value of the investment.

Consideration of risk also involves elements such as quality of management, degree of liquidity, and other factors affecting the rate of return acceptable to a given investor in a specific investment. An adjustment for risk is an increment added to a base rate to compensate for the extent of risk believed to be involved in the investment.

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Required Return on Equity Capital

We have used Capital Assets Pricing Model (the “CAPM”) to estimate the required return on equity capital (or the “cost of equity”). The cost of equity, when combined with the cost of debt as part of WACC, reflects the rate of return that companies are required to generate on their investments to attract investors.

The CAPM is a fundamental tenet of modern portfolio theory which has been generally accepted basis for marketplace valuations of equity capital. The CAPM technique is widely accepted in the investment and financial analysis communities for the purpose of estimating a company’s required return on equity capital.

The equation of CAPM is shown as follow:

Expected Required Return on Equity=Risk Free + Nominal Beta (β) × Risk Premium

The return on equity required of a company represents the total rate of return investors expect to earn, through a combination of dividends and capital appreciation, as a reward for risk taking. The Capital Asset Pricing Model (“CAPM”) is used to calculate the required rate of return on equity investment of publicly-traded companies.

Parameters for Cost of Equity

In determining the cost of equity for the Company, the following parameters have been used as at the Valuation Date:

Parameters		Source
Unlevered Beta	0.96	Comparable companies
Company D/E ratio	15.6%	Comparable companies
Tax rate	24.0%	Company’s income tax rate
Levered Beta	1.07

Risk-free rate	4.3%	Long-term Malaysia government bond yield
Equity risk premium	6.4%	Source: Damodara
Size premium	3.0%	Source: Kroll’s Valuation Handbook
Specific risk premium	0.0%	Forecast risk
Cost of equity	14.0%
Cost of debt	5.4%

Weighted Average Cost of Capital

WACC is calculated by multiplying the cost of each capital component by its proportional weight and then summing:

Re	=	Required return on equity
Rd	=	Required return on debt
E	=	Market value of the firm’s equity
D	=	Market value of the firm’s debt
V	=	E + D
E/V	=	Percentage of financing that is equity
D/V	=	Percentage of financing that is debt
Tc	=	Corporate tax rate

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WACC calculation
Cost of equity	14.0%
Cost of debt	4.1%
D/E ratio	15.6%
WACC (Round)	12.7%

Terminal Value

We have assumed that the Company will grow at a fixed long-term growth rate beyond the terminal year as the Company has reached its optimal operating structure. We have thus applied a terminal multiple on the projected cash flows at terminal year to derive the value of the Company beyond the projection period. The terminal multiple is derived using the Gordon Growth Model, a mathematical simplification to capitalize an earnings stream that is expected to grow at a long-term sustainable rate “g” and discount rate “k” into perpetuity. The formula is as follows:

Terminal Multiple =	1 + g
k - g

g = Long-term growth rate of 4.4% (Source: Malaysia long-term inflation rate from EIU database)

k = WACC

Summary of Market Approach

We use comparable public companies analysis under the market approach. In determining the market multiple, a list of comparable companies was identified. The selection includes companies that:

●	Are primarily engaged in the human capital management solutions industry; and

●	Are listed on major international stock exchange and searchable in Capital IQ database.

The details of the comparable companies which are considered as fair and representative samples are listed below.

Comparable companies
Company name	Ticker	Market cap (In USD million)	D/E ratio	Unlevered beta
Manforce Group Berhad	KLSE:MFGROUP	16.11	22.8%	n/a
My E.G. Services Berhad	KLSE:MYEG	1,462.71	16.6%	0.82
Ramssol Group Berhad	KLSE:RAMSSOL	30.10	13.4%	1.10
HRnetGroup Limited	SGX:CHZ	514.93	0.0%	0.63
Asure Software, Inc.	NasdaqCM:ASUR	190.39	2.8%	0.86
Automatic Data Processing, Inc.	NasdaqGS:ADP	99,366.13	3.0%	0.98
BGSF, Inc.	NYSE:BGSF	93.66	61.7%	0.85
ManpowerGroup Inc.	NYSE:MAN	3,650.31	26.9%	0.95
Paychex, Inc.	NasdaqGS:PAYX	42,767.24	1.9%	1.09
Fullcast Holdings Co., Ltd.	TSE:4848	339.94	6.5%	1.33

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Analysis Comments

The valuation of an interest in a business enterprise requires consideration of all relevant factors affecting the operation of the business and its ability to generate future investment returns. The factors considered in the valuation includes, but not limited to, the following:

1. The nature of the business and the historical performance of the enterprise;

2. The financial condition of the business and the economic outlook in general;

3. The operational contracts and agreements in relation to the business;

4. Past and projected operating results;

5. The financial and business risk of the enterprise including the continuity of income and the projected future results; and

6. The nature of the related agreements.

We confirm that we have carried out an inspection on the assets of the Company and we have made relevant searches, inquiries and have obtained such further information which is considered necessary for the purposes of this valuation.

In arriving at our assessed value, we have mainly considered the core business of the business. We have not made provision for other non-operating cash flow items such as interest income, exchange rate gain/loss, etc. in the valuation model.

The conclusion of value is based on accepted valuation procedures and practices that rely substantially on the use of numerous assumptions and the consideration of many uncertainties, not all of which can be easily quantified or ascertained. Further, while the assumptions and consideration of such matters are considered by us to be reasonable, they are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company and KKG.

Relative Value Analysis

Based upon a comparison of the implied equity value for Titan and the range of implied equity values for KE calculated pursuant to the analysis described above, KKG calculated ranges of implied exchange ratios for the Proposed Transaction, excluding, in each case, transaction expenses and the impact of any synergies that may be realized as a result of the Proposed Transaction. With respect to any given range of exchange ratios, the denominator is Titan’s 30-day volume-weighted average share price (“VWAP”) as at the date the Opinion is provided, and the numerator is KE’s per share price based on implied equity values of KE calculated pursuant to the analysis described above and its outstanding shares prior to the Proposed Transaction.

Relative Value Analysis
Implied exchange ratio
Low-end	8.21x
Mid-point	8.52x
High-end	8.84x

*The total Titan value pursuant to this analysis is USD4.99 million (30-day VWAP per share price * Titan outstanding shares)

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Risk Factors

We caution readers to be aware of the following risks which we believe could influence the assessment. Such risks can range from very subject specific factors to more systematic factors.

Social, Political and Macroeconomic Considerations

Various economic, political and social phenomena surrounding the subject items may change so as to affect our opinion of value. International or nationwide policy and / or legislative changes that alter existing rights and obligations may directly or indirectly influence the subject items. Macroeconomic circumstances including inflation, interest rate fluctuations and existing and forecast levels of growth in the broader economy may also have an effect. Societal factors encompassing the perception and preferences of people in general may swing rendering the Subject items more or less desirable and thus more or less valuable.

Environmental Conditions

Phenomena within the physical environment can severely impact the factors of production and demand factors within an economy for the counterparty. The occurrence of natural disasters, resource depletion and variations in climate conditions may influence resource availability and prices for inputs on the supply side or may influence market access and preferences for products and services associated to the counterparty from end-user demand.

Realization of forecast and projection

This valuation is premised in part on the historical financial information and projections provided by the management of the Company. We have assumed accuracy of the information provided and relied to a considerable extent on such information in arriving at our opinion of value. Although appropriate tests and analyses have been carried out to verify the reasonableness and fairness of the information provided, events and circumstances frequently do not occur as expected. Since projections relate to the future, there will usually be differences between projections and actual results and in some cases, those variances may be material. Accordingly, to the extent any of the abovementioned information requires adjustment; the resulting investment value may differ.

Fairness Opinion Conclusion

Based upon and subject to the foregoing, and such other factors as KKG considered relevant, KKG is of the opinion that, as at the date hereof, the consideration to be paid pursuant to the Proposed Transaction is fair, from a financial point of view, to the unaffiliated stockholders of Titan.

We are of the opinion that the market value of 100% equity value of KE as at the Valuation Date are reasonably stated as below:

Valuation Date	Market value of 100% equity value (In USD’000)
30/Apr/2024	26,000 - 28,000

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Limiting Conditions

This report and opinion of value are subject to our Limiting Conditions as included in Exhibit A of this report.

Yours faithfully,

For and on behalf of

King Kee Appraisal and Advisory Limited

/s/ Richard Zhang

Richard Zhang

Managing Director

ASA, MRICS, CPV

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Exhibit A – Limiting Conditions

1.	In the preparation of our reports, we relied on the accuracy, completeness and reasonableness of the financial information, forecast, assumptions and other data provided to us by the Company/engagement parties and/or its representatives. We did not carry out any work in the nature of an audit and neither are we required to express an audit or viability opinion. We take no responsibility for the accuracy of such information. The responsibility for determining financial forecast rests solely with the Company/engagement parties and our reports were only used as part of the Company’s/engagement parties’ analysis in reaching their conclusion of value.

2.	We have explained as part of our service engagement procedure that it is the director’s responsibility to ensure proper books of accounts are maintained, and the financial information and forecast give a true and fair view and have been prepared in accordance with the relevant standards and companies ordinance.

3.	Public information and industry and statistical information have been obtained from sources we deem to be reputable; however, we make no representation as to the accuracy or completeness of such information, and have accepted the information without any verification.

4.	KKG shall not be required to give testimony or attendance in court or to any government agency by reason of this analysis, with reference to the project described herein. Should there be any kind of subsequent services required, the corresponding expenses and time costs will be reimbursed from you. Such kind of additional work may incur without prior notification to you.

5.	No opinion is intended to be expressed for matters which require legal or other specialized expertise or knowledge, beyond what is customarily employed by valuers.

6.	The use of and/or the validity of the report is subject to the terms of engagement letter/proposal and the full settlement of the fees and all the expenses.

7.	Our conclusions assume continuation of prudent management policies over whatever period of time that is considered to be necessary in order to maintain the character and integrity of the assets valued.

8.	We assume that there are no hidden or unexpected conditions associated with the subject matter under review that might adversely affect the reported review result. Further, we assume no responsibility for changes in market conditions, government policy or other conditions after the Valuation/Reference Date. We cannot provide assurance on the achievability of the results forecasted by the Company/engagement parties because events and circumstances frequently do not occur as expected; difference between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans and assumptions of management.

9.	This report is confidential to the client and the calculation of values expressed herein is valid only for the purpose stated in the engagement letter/or proposal as of the Valuation / Reference Date. In accordance with our standard practice, we must state that this report and analysis is for the use only by the party to whom it is addressed and no responsibility is accepted with respect to any third party for the whole or any part of its contents. Notwithstanding anything to the contrary herein, however, our Opinion and related materials provided to Titan’s board of directors may be used (i) by Titan’s board of directors in evaluating the Proposed Transaction, (ii) in disclosure materials to Titan stockholders, (iii) in filings with the U.S. Securities and Exchange Commission (including the filing of the Opinion and related data and analysis presented by KKG to Titan’s board of directors), and (iv) in any litigation pertaining to matters relating to the Proposed Transaction and covered in the Opinion.

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10.	Where a distinct and definite representation has been made to us by party/parties interested in the assets valued, we are entitled to rely on that representation without further investigation into the veracity of the representation if such investigation is beyond the scope of normal scenario analysis work.

11.	You agree to indemnify and hold us and our personnel harmless against and from any and all losses, claims, actions, damages, expenses or liabilities, including reasonable attorney’s fees, to which we may become subjects in connection with this engagement. Our maximum liability relating to services rendered under this engagement (regardless of form of action, whether in contract, negligence or otherwise) shall be limited to the charges paid to us for the portion of its services or work products giving rise to liability. In no event shall we be liable for consequential, special, incidental or punitive loss, damage or expense (including without limitation, lost profits, opportunity costs, etc.), even if it has been advised of their possible existence.

12.	We are not environmental consultants or auditors, and we take no responsibility for any actual or potential environmental liabilities exist, and the effect on the value of the asset is encouraged to obtain a professional environmental assessment. We do not conduct or provide environmental assessments and have not performed one for the subject property.

13.	This analysis is premised in part on the historical financial information and future forecast provided by the management of the Company/engagement parties. We have assumed the accuracy and reasonableness of the information provided and relied to a considerable extent on such information in arriving at our calculation of value. Since projections relate to the future, there will usually be differences between projections and actual results and in some cases, and those variances may be material. Accordingly, to the extent any of the abovementioned information requires adjustments, the resulting value may differ significantly.

14.	Actual transactions involving the subject assets / business might be concluded at a higher or lower value, depending upon the circumstances of the transaction and the business, and the knowledge and motivation of the buyers and sellers at that time.

15.	This report and the conclusion of values arrived at herein are for the sole and specific purposes as noted herein. Furthermore, the report and conclusion of values are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever. The conclusion of values represents the consideration based on information furnished by the Company/engagement parties and other sources.

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Exhibit B – Professional Declaration

The valuers certify, to the best of their knowledge and belief, that:

1.	Information has been obtained from sources that are believed to be reliable. All facts which have a bearing on the value concluded have been considered by the valuers and no important facts have been intentionally disregarded.

2.	The reported analyses, opinions, and conclusions are subject to the assumptions as stated in the report and based on the valuers’ personal, unbiased professional analyses, opinions, and conclusions. The valuation exercise is also bounded by the limiting conditions.

3.	The reported analyses, opinions, and conclusions are independent and objective.

4.	The valuers have no present or prospective interest in the asset that is the subject of this report, and have no personal interest or bias with respect to the parties involved.

5.	The valuers’ compensation is not contingent upon the amount of the value estimate, the attainment of a stipulated result, the occurrence of a subsequent event, or the reporting of a predetermined value or direction in value that favours the cause of the client.

6.	The analyses, opinions, and conclusions were developed, and this report has been prepared, in accordance with the International Valuation Standards published by the International Valuation Standards Council.

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Exhibit C – Financial Forecast and Analysis Result

Discounted cash flow analysis
USD’000		2022a	2023a	2024 Q1-Q3	2024 Q4	2025e	2026e
Revenue		2,403	2,082	1,542	1,052	4,530	7,184
growth rate			(13.3)%		24.6%	74.6%	58.6%

COGS		(1,852)	(1,618)	(1,103)	(482)	(2,723)	(4,247)
Gross profit		550	464	439	570	1,807	2,937
as a % of revenue		22.9%	22.3%	28.5%	54.1%	39.9%	40.9%

Operating expenses		(601)	(418)	(689)	(10)	(1,171)	(1,965)
Operating income (EBIT)		(51)	46	(250)	560	636	972
as a % of revenue		(2.1)%	2.2%	(16.2)%	53.2%	14.0%	13.5%

Income tax		-	-	-	-	-	(233)
After-tax operating income		(51)	46	(250)	560	636	739
as a % of revenue		(2.1)%	2.2%	(16.2)%	53.2%	14.0%	10.3%

Change in w orking capital					(416)	259	331
Capital expenditures					(9)	(150)	(165)
Depreciation & amortization					9	147	162
After-tax cash flow					144	892	1,066

Terminal value
Partial period					0.25	1.00	1.00
Discount period					0.13	0.75	1.75
PV factor	12.7%				0.99	0.91	0.81
PV of after-tax cash flows					142	815	865

Indication of value

PV of after-tax cash flows					4,709
PV of terminal					21,284
Total enterprise value (rounded)					26,000

Net debt					1,079
Indicated equity value range (rounded)					26,000 - 28,000

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Exhibit D – Analysis Result under Market approach (Cross Check)

Market approach
Comparable company	Capital IQ Ticker	Country	Total equity value/Sales
Manforce Group Berhad	KLSE:MFGROUP	Malaysia	n/a
My E.G. Services Berhad	KLSE:MYEG	Malaysia	7.4	x
Ramssol Group Berhad	KLSE:RAMSSOL	Malaysia	2.1	x
HRnetGroup Limited	SGX:CHZ	Singapore	1.1	x
Asure Software, Inc.	NasdaqCM:ASUR	United States	1.5	x
Automatic Data Processing, Inc.	NasdaqGS:ADP	United States	4.8	x
BGSF, Inc.	NYSE:BGSF	United States	n/a
ManpowerGroup Inc.	NYSE:MAN	United States	0.2	x
Paychex, Inc.	NasdaqGS:PAYX	United States	7.5	x
Fullcast Holdings Co., Ltd.	TSE:4848	Japan	0.7	x
First quartile			1.0	x
Average			3.2	x
Median			1.8	x
Third quartile			5.4	x
Market approach
Selected multiple			3.2	x
Target financials			7,184
100% equity value, non-control basis			22,989
Control premium	25.0%		5,747
100% equity value, control basis			28,737

High end	5.0%		30,000
Low end	-5.0%		27,000

Note:

●	Given that the Company is under transition of business from offline on-premises human resource system to human resource online platform, with fast-growing revenue forecast during the first few years, we selected forward 2-year revenue market multiple in order to achieve the Company’s valuation at a relatively stable stage.
●	Minority shareholders are often in a passive position in investment, and it is difficult to make contributions to the operation of the company or even make no contributions. Therefore, when the minority equity of companies is traded, there is usually a discount to the potential net asset value. This reflects the relationship between the lack of control and minority shareholders’ equity. On the contrary, when most shareholders’ equity is traded, there is usually a premium to the net asset value.
●	We consider the market multiple implies a valuation on a non-control basis, while the DCF method arrives at a valuation on a control basis, and as such an adjustment has been made to the market multiple result in order to cross-check the valuation result from the DCF method.
●	The 25% control premium comes from two studies: one study on the US transaction shows that the average acquisition premium is between 35% and 42%, while another study on the Australian transaction shows that the average acquisition premium is between 16% and 29%. We selected 25% as the reasonable control premium of the target company. The acquisition premium not only reflects the premium required for control, but also includes the view on the degree of merger benefits.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The PubCo Charter shall provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own fraud or dishonesty.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 21. Exhibits and Financial Statement Schedule

		Incorporated by Reference
Exhibit	Description	Schedule/Form	File Number	Exhibits	Filing Date
2.1	Agreement and Plan of Merger, dated as of August 19, 2024 (included as Annex A to the proxy statement/ prospectus) (the “Merger Agreement”)**
3.1.1	Amended and Restated Certificate of Incorporation of the TTNP, as amended	Form 10	000-27436	3.1	January 14, 2010
3.1.2	Certificate of Amendment to TTNP Restated Certificate of Incorporation dated September 24, 2015	Form 8-K	000-27436	3.1	September 28, 2015
3.1.3	Certificate of Amendment to TTNP Restated Certificate of Incorporation dated January 23, 2019	Form 8-K	001-13341	3.1	January 25, 2024
3.1.4	Certificate of Amendment to TTNP Restated Certificate of Incorporation dated November 30, 2020	Form 8-K	001-13341	3.1	December 1, 2020
3.1.5	Certificate of Amendment to TTNP Amended and Restated Certificate of Incorporation dated January 8, 2024	Form 8-K	001-13341	3.1	January 8, 2024
3.2	PubCo Memorandum of Association and Amended and Restated Articles of Association (to be included as Annex B to the proxy statement/prospectus)*
4.1	Form of TTNP Lender Warrant	Form 8-K	000-13341	4.4	July 27, 2017
4.2	Form of TTNP Rights Agreement	Form 8-K	001-13341	10.3	March 26, 2018
4.5	Form of TTNP January 2020 Private Placement Warrant	Form 8-K	001-13341	4.1	January 7, 2020
4.6	Form of TTNP March 3, 2020 Warrant Amendment Agreement	Form 10-K	001-13341	4.12	March 30, 2020
4.7	Warrant Agency Agreement between Titan Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company and Form of Warrant	Form S-1/A	333-249550	4.10	October 27, 2020
4.8	Form of TTNP January 2021 Private Placement Warrant	Form 8-K	001-13341	4.1	January 19, 2021
4.9	Form of TTNP February 2022 Placement Warrant	Form 8-K	001-13341	4.3	February 3, 2022
4.10	TTNP Certificate of Designations, Preferences and Rights of Series AA Convertible Preferred Stock.	Form 8-K/A	001-13341	4.1	September 19, 2023
10.1	License Agreement between Titan Pharmaceuticals, Inc. and Ocular Therapeutix, Inc., dated as of December 6, 2022	Form 8-K	001-13341	10.1	December 12, 2022
10.2	Asset Purchase Agreement between Titan Pharmaceuticals, Inc. and Fedson, Inc., dated as of July 26, 2023	Form 8-K	001-13341	10.1	July 27, 2023
10.3	Amendment and Extension Agreement between Titan Pharmaceuticals, Inc. and Fedson, Inc., dated as of August 25, 2023.	Form 8-K	001-13341	10.1	August 30, 2023
10.4	Form of Securities Purchase Agreement, dated as of September 13, 2023, by and among TTNP and The Sire Group Ltd.	Form 8-K/A	001-13341	10.1	September 19, 2023
10.5	Form of Registration Rights Agreement, dated as of September 13, 2023, by and among TTNP and The Sire Group Ltd.	Form 8-K/A	001-13341	10.2	September 19, 2023
10.6	Convertible Promissory Note between Titan Pharmaceuticals, Inc. and Choong Choon Hau	Form 10-Q	001-13341	10.4	November 14, 2023
10.7	Form of Share Exchange Agreement [as proposed to be amended] (included as Exhibit A to the Merger Agreement)
10.8	Lease between registrant and Boustead Nucleus Sdn Bhd, dated 29 August 2024*
10.9	Letter of Appointment between KE Systems Sdn. Bhd. and Ho Say San, dated 1 February 1988 and Annual Review letter dated 8 August 2023**
10.10	[Reserved]
10.11	Letter of engagement between Sire and ARC Group Limited, dated January 11, 2023, as amended*
10.12	Consulting Services Agreement, dated 2024, between Sire and TalenTec, as amended*
10.13	Credit Facility –between TalenTec and Alliance Bank, dated 28 April 2020**
10.14	Credit Facilities – between TalenTec and Alliance Bank, dated 08 November 2021**
10.15	Facility Agreement between TalenTec and Alliance Bank Malaysia Berhad, dated 29 August 2021, as amended**
10.16	Amended and Restated Investment Agreement, dated July 25, 2024, between Goh Chee Siong and TalenTec and the other TalenTec Shareholders**
10.17	Form of Registration Rights Agreement**
21.1	TalenTec list of subsidiaries: Keda Pte. Ltd., incorporated in Singapore
23.1	Consent of WithumSmith+Brown, PC.*
23.2	Consent of Enrome LLP.*
99.1	Form of Proxy Card for Titan Pharmaceuticals, Inc.’s Special Meeting of Stockholders.**
99.2	Opinion of King Kee Appraisal and Advisory Limited (included as Annex C to the proxy statement/prospectus)
99.3	Consent of Avraham Ben-Tzvi to be named as a director.*
99.4	Consent of Brynner Chiam to be named as a director.*
99.5	Consent of Francisco Osvaldo Flores García to be named as a director.*
99.6	Consent of Firdauz Edmin Bin Mokhtar to be named as a director.*
99.7	Consent of Chay Weei Jye to be named as a director.
99.8	Consent of King Kee Appraisal and Advisory Limited, included as Annex C to the proxy statement/prospectus

^	Previously filed.
*	To be filed by amendment.
**	Filed herewith
#	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). PubCo agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request; however, PubCo may request confidential treatment of omitted items.
##	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed, or constituted personally identifiable information that is not material.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [●], on [●].

BSKE Limited

By:
Name:	[●]
Title:	Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following on [__________] in the capacities indicated.

Name	Title

[●]____________________________________________	Chief Executive Officer (principal executive officer)

[●]____________________________________________	Chief Financial Officer (principal financial and accounting officer)

[●]____________________________________________	Director

POWER OF ATTORNEY

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of America, BSKE Limited, has signed this registration statement in [_____], on[_____].

BSKE Limited

By:
Name:	[●]
Title:	Chief Executive Officer and Director

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